2024 Integrated Annual Report Consolidated Management Report and Financial Statements T h am es T id ew ay T un ne l, Lo nd on , U ni te d Ki ng do m .

The Report MANAGEMENT REPORT The following section and chapters constitute the Management Report in accordance with Article 2:391 of the Dutch Civil Code: • Letter from the Chairman. • In Two Minutes, summarizing key Company figures and milestones in 2024, its main markets and Ferrovial on the stock exchange. • Value creation, including strategy, and information on business performance. • Statement of Consolidated Non-Financial and Sustainability Information • Corporate Governance Report. • Remuneration Report • Risk Report. • Annex, including the Alternative Performance Measures and details of other non-financial frameworks. The Management Report was prepared by the Board of Directors on February 27, 2025. Remuneration report The Remuneration Report pursuant to article 2:135b of the Dutch Civil Code (and the Dutch Corporate Governance Code) is included on pages 224 to 246. It was prepared by the Board of Directors on February 27, 2025. Consolidated Financial Statements The Consolidated Financial Statements, covering pages 318 to 417, were prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code and EU- IFRS, by the Board of Directors on February 27, 2025. Separate Financial Statements The Separate Financial Statements, pages 418 to 444, were prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code, by the Board of Directors on February 27, 2025. Other information For the section "Other information" pursuant to article 3:392 of the Dutch Civil Code, please see pages 445 to 458. This section includes the independent auditor's report on the 2024 Financial Statements and a representation of the provisions of the articles of association on profit appropriation. This section also includes the Independent Auditor's Assurance Report on sustainability information. Non-financial information The Integrated Annual Report was also prepared in accordance with the requirements of Dutch and Spanish law and complies with the requirements for the disclosure of non-financial information established by the following international regulations and standards: • ESRS (standards): Defines sustainability reporting criteria to improve transparency and consistency of information on environmental, social and governance impacts. • EU Directive 2014/95/EU on non-financial information implemented through the Besluit bekendmaking niet-financiële informatie. • Spanish law 11/2018 on non-financial information and diversity (Spanish law). • Regulation (EU) 2020/852 (Taxonomy Regulation): Includes data on eligibility in relation to the six environmental objectives, figures on alignment with climate objectives and qualitative information on accounting policies, regulatory compliance and context. Ferrovial SE has engaged EY to provide limited assurance on this Statement of Consolidated Non-Financial and Sustainability Information taking into account the criteria above. The following guidance was also considered when preparing the Integrated Annual Report: • Task Force on Climate-related Financial Disclosures (TCFD): Provides a framework of recommendations for disclosing risks and opportunities related to climate change, ensuring clarity and consistency for investors. • Recommendations of the Task Force on Nature-related Financial Disclosures (TNFD) including information related to governance, strategy, risk and impact management, and metrics of Ferrovial operations. • Sustainability Accounting Standards Board (SASB): Provides industry-specific standards for managing and disclosing material sustainability issues. • This integrated approach ensures that the information presented is aligned with regulatory frameworks and international best practices in corporate sustainability. • This document is the PDF version of Ferrovial's 2024 Integrated Annual Report , and was prepared for ease of use.The 2024Integrated Annual Report was made public in accordance with article 5:25c of the Dutch Financial Supervision Act (Wet op het financieel toezicht), and was filed with the Netherlands Authority for the Financial Markets in a single European electronic format (the ESEF package). The ESEF package is available on the Company website at https://www.ferrovial.com and includes a human-readable XHTML version of the 2024 Integrated Annual Report. In case of discrepancies between this PDF version and the ESEF package, the ESEF package will prevail.

Ferrovial SE is a company organized under the laws of the Netherlands. Its legal form is that of a European Company. The registered office of the Company is in the Netherlands. The Company is registered in the Dutch Trade Register of the Chamber of Commerce. The Company was originally organized as a Public Limited Company under the laws of England and Wales and became a European Limited Company under the laws of England and Wales on December 13, 2018. On March 26, 2019, the Company moved its registered office to the Netherlands. Ferrovial became the parent company of the Ferrovial Group as a result of the reverse cross-border merger between the former parent company, renamed Ferrovial SE when the merger became effective. Through the merger, which became effective on June 16, 2023, the Company acquired all the assets and liabilities of Ferrovial, S.A. under universal title. In January 2024, a partial reorganization of the business units was approved, whereby the Energy Solutions business line, which was part of the Construction Division, and the Energy Infrastructure business line, which was part of the Energy Infrastructure and Mobility Division, were merged. The resulting business unit is now called the Energy Division. The Mobility Business Unit and the other service businesses, which until then were part of the Energy Infrastructures and Mobility Business Unit, are now managed separately outside the scope of the divisions. The objective of this reorganization is to group all the activities of the Energy Division into a single organizational unit with unified management to ensure alignment between activities and maximize the benefits emerging from the synergies between them. The report was prepared following the financial consolidation perimeter, covering all companies in which Ferrovial exercises economic control with more than 50% of share capital. In such cases, 100% of the corresponding information is included, ensuring an accurate and consistent representation of the Group's activities. Ferrovial clarifies that, while Budimex S.A. is a subsidiary of Ferrovial Construction International SE and its information is fully integrated into the Group's consolidated report, it is a Public Interest Entity (PIE) listed on the Warsaw Stock Exchange (WSE: BDX) and employs more than 500 individuals. As such, Budimex is subject to separate CSRD reporting requirements in Poland. Ferrovial acknowledges this obligation and ensures that Budimex complies with its independent disclosure requirements while maintaining alignment with the Group's overarching sustainability framework and reporting practices. In relation to the scope of consolidation, on April 4, 2024, the Private Investment Promotion Agency of Peru awarded the Anillo Vial Periférico Project in Lima to a consortium led by Cintra, with Acciona and Sacyr. The 30-year concession involves the construction and maintenance of a 35-kilometer ring road, with an investment of USD 3.4 billion. On May 1, 2024, 100% of Misae Solar IV, LLC, a photovoltaic solar energy project in Texas, was acquired for USD 14.8 million. On June 11, 2024, the sale of 5% of IRB Infrastructure Developers was completed for €215 million, resulting in €133 million in pre-tax capital gains for Ferrovial. On June 13, 2024, 23.99% of IRB Infrastructure Trust was acquired for €652 million. On June 28, 2024, the sale of the 24.78% stake in Serveo Group to the main shareholder, Portobello Capital, was completed for a pre-tax gain of €33 million. On February 29, 2024, an agreement was reached for the sale of 49% of the Class A shares and all Class B shares of Umbrella Roads BV, completing the sale on October 8, 2024 for €100 million. On November 13, 2024, an agreement was announced for the sale of Ferrovial's 50% interest in AGS to Avialliance UK Limited, valuing 100% of AGS at £900 million, completion of the sale is subject to the satisfaction of applicable regulatory approvals and is expected to close in the first quarter of 2025. On December 12, 2024, Ferrovial sold 19.75% of FGP Topco Ltd., the direct shareholder of Heathrow Airport, to Ardian and PIF for a capital gain of EUR 2,023 million. Ferrovial now holds a 5.25% stake, recognized as a non-current financial asset. The fair value of the remaining stake generated an additional positive impact of EUR 547 million.

MANAGEMENT REPORT Letter from the Chairman 6 1. Ferrovial in 2 minutes 7 Key Figures 8 2024 milestones 9 Main markets 10 Ferrovial on the Stock Exchange 12 2. Global Strategy and 2024 Performance 14 Global Strategy and business units 15 Business Performance 23 Statement of Consolidated Non-Financial and Sustainability Information 42 3. Corporate Governance Report 186 4. Remuneration Report 224 5. Risk Report 247 6. Annex 274 7. Independent Auditor’s Assurance Report on Sustainability Information 310 CONSOLIDATED FINANCIAL STATEMENTS 8. Consolidated Financial Statements 317 9. Separate Financial Statements 418 10. Other information 445 Provisions in the articles of association on profit appropriation 446 Independent Auditor´s Report

INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_5

6_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT Rafael del Pino Chairman Fellow shareholder, Ferrovial delivered remarkable results in 2024. All managed lanes posted solid growth in revenue per transaction, significantly outpacing inflation. Construction improved its profitability, surpassing the EBIT margin goal set for the year. The New Terminal One at JFK International Airport in New York remained on budget and on schedule and is on track to start operations in 2026. Revenue increased by 6.7% to €9.1 billion, with adjusted EBITDA rising by 38.9% like-for-like to €1.3 billion. Net profit amounted to €3.2 billion, boosted by divestments in long-term assets. The year was dynamic in terms of investments, with a total of €1.6 billion of committed capital. This was mainly allocated to toll roads, with the acquisition of a 24% stake in IRB Infrastructure Trust (€710 million), and airports, with equity injection in NTO (€469 million) and the refinancing of AGS’ existing debt facility (€47 million). Ferrovial closed 2024 with liquidity levels reaching €5.3 billion, including proceeds from asset sales and a record figure of dividends received from infrastructure assets, totalling €947 million. Worth mentioning are the first dividends from I-77 (€205 million) and I-66 (€89 million), as well as €321 million collected from 407 ETR and €244 million from our managed lanes. The consolidated net debt amounted to -€1.8 billion, excluding infrastructure projects. 2024 was a historic year for Ferrovial. In May, the company was listed on Nasdaq. It marked a further step in our internationalization process and our commitment to grow in the United States. With this milestone, happening 25 years after our initial public offering in Madrid, Ferrovial is now traded simultaneously on three key international stock exchanges: Spain, the Netherlands and the United States. Shareholder distributions, including cash dividends and share repurchases, amounted to €831 million. The company's stock value increased by 23% in 2024, outperforming the 13.6% gain of the IBEX 35 index and the 21.5% increase of the Euronext Amsterdam index. This growth in value led to a market capitalization of approximately €30 billion. Last year was intensive in terms of asset rotation. Ferrovial sold a 5% stake in IRB Infrastructure Developers, completed the sale of its remaining 24.78% holding in Serveo and closed the divestment of a 19.75% stake in Heathrow Airport. Ferrovial also devoted considerable effort to ensuring the safety and well-being of our people, with the aim of achieving zero fatalities. All the teams are highly committed to this goal and are working hard to achieve it, but there is still room for improvement. The company reaffirmed its commitment to the highest environmental, social and governance standards. We were recognized as the highest ranked company in Europe and the second worldwide in the Construction and Engineering sector, according to the Dow Jones Best in Class Index (formerly the Dow Jones Sustainability Index), of which we have been a member for 23 years. In 2024 we continued to feature in indices such as FTSE4Good, CDP, Sustainalytics, MSCI, Moody's, ISS ESG, and Bloomberg Gender Equality. At Ferrovial, we made further headway in our commitment to caring for the planet and ensuring our operations are environmentally friendly. In the last year, we adopted more ambitious decarbonization targets, aimed at achieving carbon neutrality by 2050, in line with the Paris Agreement goal of limiting global warming to 1.5°C. I would like to thank Ferrovial’s employees for their hard work throughout the year. Their dedication makes it possible for us to improve performance and achieve new milestones year after year. Many thanks also to our investors, shareholders, customers and other stakeholders for your trust and support. Your commitment has enabled us to create sustainable infrastructure that addresses complex problems and benefits society. Rafael del Pino

FERROVIAL IN 2 MINUTES Key figures 8 2024 milestones 9 Main markets 10 Ferrovial on the Stock Exchange 12

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 8_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT Key Figures 2024 TOTAL LIQUIDITY* (€M) 5,320 ex-infrastructure. Includes undrawn credit lines (€651 million) CONSOLIDATED NET DEBT* (€M) -1,794 ex-infrastructure project companies. REVENUE (€M) 9,147 2024 8,514 2023 +7.4% compared to 2023 CONSTRUCTION ORDER BOOK (€M) 16,755 +10.4% compared to 2023 SERIOUS INJURY AND FATALITY FREQUENCY RATE(1) -26% compared to 2023 (1) SIF -FR= no. (serious accidents + fatalities)*1,000,000/no. hours worked. Includes employees and contractors. Electricity from renewable sources 72.75% CO2 EMISSIONS Scope 1&2 tCO2 eq -35.78% in absolute terms compared to 2020 TOTAL TAXES* (€M) 1,109 *Supported, paid and collected in 2024 BENEFICIARIES OF SOCIAL PROJECTS* 207,351 beneficiaries of Stronger Together, Social Infrastructure and other programs. *Direct beneficiaries of social programs according to the B4SI - LBG methodology WORKFORCE AT YEAR-END* 25,501 *to December 31, 2024 *More information on Alternative Performance Measures section.

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

2024 Milestones

JAN

- Recognized as one of the best companies to work for in Spain by Top Employer 2024.

FEB

- Leader in the fight against climate change and water management according to CDP, included in the "A List" in both questionnaires.
- Development of a methodology to mitigate the effects of climate change on infrastructure.

MAR

- Acquisition of 24% stake in IRB Infrastructure Trust for €728 Million.

APR

- Contract awarded for the Lima Peripheral Ring Road for an investment of $3,400 M.
- Promotion of generative AI in collaboration with Microsoft.
- General Shareholders' Meeting held after a year of solid growth and good results in all business units.

MAY

- Started trading on Nasdaq under Symbol "FER".
- Contract awarded for high-speed line connecting the Baltic countries with an investment of €3,700 M.
- Contract awarded for section of the Paris Metro with electricity from renewable sources.
- Acquisition of a 257MWp photovoltaic project in Texas that will power 36,000 homes.

JUN

- Sell 5% stake in IRB Infrastructure Developers for €211 M with an estimated pre-tax capital of €132 M.
- Completion of Serveo 24.78% stake to Portobello Capital.

JUL

- Reinforcement of the commitment to artificial intelligence by applying Microsoft Copilot in all workplaces.

AUG

- Announcement of additional repurchase program with €300 M as maximum amount.

SEP

- Recognition with the Top Wellbeing Company certificate, thanks to the internal health and wellbeing program, HASAVI.

OCT

- Joint venture set up with Interogo Holding to manage its stakes in a set of concessions in Europe and Canada.

NOV

- Agreement for the sale of its 50% stake in AGS Airports.

DEC

- Included in the Dow Jones Best-in-Class Index for 23 consecutive years.
- 19.75% stake in Heathrow Airport closed for €2.0bn.

INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_9

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 10_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT €415 M REVENUES €4 M ADJUSTED EBITDA* 4,900 WORKFORCE €2,119 M REVENUES €210 M ADJUSTED EBITDA* 6,701 WORKFORCE €809 M REVENUES €12M ADJUSTED EBITDA* 1,139 WORKFORCE Main Markets €1,582 M REVENUES €199 M ADJUSTED EBITDA* 6,183 WORKFORCE €246 M REVENUES €12 M ADJUSTED EBITDA* 631 WORKFORCE €3,271 M REVENUES €878 M ADJUSTED EBITDA* 4,604 WORKFORCE LATIN AMERICA REVENUES POLAND UNITED KINGDOM SPAIN CANADA U.S. 38.5% U.S. AND CANADA 4.5% LATIN AMERICA 8.8% UNITED KINGDOM 23.2% POLAND 17.3% SPAIN 7.7% OTHERS

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_11 80% 8% 3% 3% ANALYSTS’ VALUATION* *Analysts’ consensus valuation as of December 2024. Refers to sell-side research analysts covering Ferrovial who share their sum of the parts. The consensus refers to the average of the analysts valuation per country. U.S. & CANADA UNITED KINGDOM POLAND 6% SPAIN REST OF WORLD

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX

Ferrovial on the Stock Market

SHARE PRICE PERFORMANCE IN 2024


FER
IBEX 35
FER NL
FER US*
NASDAQ
33.4 %
23.0 %
21.5 %
13.6 %
5.1 %
D J F M A M J J A S O N D

€33.02
Closing price 2023

*FER US was listed on NASDAQ on May 9, 2024.

€40.60
Closing price 2024

HISTORICAL STOCK DATA*

	2024	2023	2022
CLOSING PRICE (€)	40.60	33.02	24.47
MAX. (€)	41.04	33.02	27.72
MIN. (€)	33.22	24.53	22.82
VWAP (€)	36.65	28.71	24.77
AVERAGE DAILY CASH (€M)	45.05	30.27	30.02
AVERAGE DAILY VOLUME (M of shares)	1.23	1.06	1.21
NUMBER OF SHARES (M of shares)	729,560	740,688	727,443
MARKET CAPITALIZATION (€M)	29,620	24,458	17,801

Historical data based on Ferrovial Spanish trading

CAPITALIZATION (€M)

29,620

TOTAL SHAREHOLDER RETURN (TSR)*

25.7%

**TSR: is the sum of dividends received by the shareholder, the revaluation/depreciation of the shares and other payments such as delivery of shares or repurchase plans.*

CREDIT RATING

BBB

S&P AND FITCH

ANALYSTS' CONSENSUS TARGET PRICE

€42.50

SHAREHOLDER DISTRIBUTION (€M)


2022
388
132
57
577
2023
62
136
52
250
2024
701
130
831
Dividend
Share repurchase
Discretionary treasury stock

In November 2023, Ferrovial announced a share buy-back program for an amount of up to EUR 500 million, which concluded in April 2024. Following this, the Board of Directors approved in April 2024, a new share buy-back program, for an amount of up to EUR 500 million.

FLEXIBLE DIVIDEND (€/SHARE) (CASH DIVIDEND)


0.692
0.715
0.761
2022
2023
2024

12_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_13 MARKET CONTACT More than 400 investors contacted in multiple meetings, in addition to 25 roadshows. ANALYST RECOMMENDATION 21 analysts covered Ferrovial at December 31, 2024. INSTITUTIONAL INVESTORS* 5% Spain 14% Rest of the world 27% North America 54% Europe (ex Spain) *Source: CMi2ibuy hold sell SHAREHOLDING STRUCTURE* *Source AFM (December 31, 2024) 21.31% R. del Pino Calvo-Sotelo 8.56% M. del Pino Calvo-Sotelo 4.25% L. del Pino Calvo-Sotelo 3.58% Blackrock 3.1% Bank of America Corporation 5.00% Lazard Asset Management 10.03% TCI Fund Management 44.17% Free Float FERROVIAL BONDS IN THE MARKET MATURITY DATE COUPON NOTIONAL (€M) YIELD TO MATURITY QUOTATION (12/31/2024) July 15, 2024 2.500% 300 4,821 99,976 March 31, 2025 1.375% 500 3,164 99,569 May 14, 2026 1.382% 780 2,702 98,258 MATURITY DATE COUPON NOTIONAL (M€) YIELD TO MATURITY QUOTATION (31/12/2024) November 12, 2028 0.540% 500 2,907 91,478 September 13, 2030* 4.445% 500 3,270 105,641 *Ferrovial SE announces the issuance of sustainability-linked bonds amounting to €500 M, with a maturity date of September 13, 2030. FERROVIAL BONDS' PRICE IN 2024 2024 Bond 2025 Bond 2026 Bond 2028 Bond Sustainable bond D J F M A M J J A S O N D 107 104 101 98 95 92 89 86

GLOBAL STRATEGY AND 2024 PERFORMANCE Global Strategy and Business Units 15 Business Performance 23 Statement of Consolidated Non-financial and sustainability information 42 ESRS 2 General Information 43 Environmental information Sustainable financing, driving the business model toward a taxonomy portfolio 71 ESRS E1 Climate Change 81 ESRS E3 Water and Marine Resources 94 ESRS E4 Biodiversity and Ecosystems 99 ESRS E5 Resource use and circular economy 111 Social information ESRS S1 Own Personnel 116 ESRS S2 Value Chain Workers 137 ESRS S3 Affected Communities 145 Governance information ESRS G1 Business Conduct 153 Entity-Specific Cybersecurity and data processing 162 Innovation, digitalization and technology applied to business 169 Annex (Spanish law 11/2018) 173

Global Strategy Ferrovial is a global company focused on the development and operation of sustainable infrastructure. The Company’s business model is based on the integration of its business units (Toll Roads, Airports, Construction and Energy), where the Construction area supports the concession business with best-in-class engineering capabilities to design and build infrastructure. Ferrovial’s integrated model is present in the entire lifecycle of a project, from conceptualization to design, financing, construction, and operation of critical infrastructure such as toll roads and airports. The Company’s growth focus remains the United Station, a market where Ferrovial has worked for more than 20 years. The Company will continue to expand its North American asset base in the coming years. Ferrovial will support its sustainable growth strategy with a strong set of capabilities: • Operational: revenue optimization by managing pricing/demand using latest technologies balanced with a cost-efficiency culture that focuses on maximizing the long-term value of operating assets. • Development: vertical integration with design and construction capabilities supporting bidding to commissioning with strong financing skills and discipline focusing on projects with higher returns and cash generation. • Stakeholders: local partners and a diversified investor base reinforce Ferrovial’s local footprint and strong relations with local authorities. Ferrovial maintains four key strategic priorities: • People: ensuring the highest standards for health and safety in its operations and implementing innovative technologies to prevent accidents involving users and employees. Ferrovial will continue to attract, develop and deploy the best talent for each position, foster diversity, and actively manage the engagement level of the employees. The total workforce of Ferrovial at 31 December year end was 25,501. For more detailed information, please refer to S1-6. • Sustainable growth: developing high concession infrastructure value in Ferrovial’s core markets, asset rotation to realize value of investments and fund future opportunities and ensure maximum return to shareholders. – Toll Roads has a unique infra-asset base that focuses on developing congestion relief solutions, particularly in the U.S. and Canada through Managed Lanes (ML). The business will continue to develop MLs and toll roads in the U.S., as well as focusing on increasing the solid pipeline and pursuing selected projects in other countries such as India (e.g., IRB partnership). – The value proposition of the Airports market is based on facilitating air transportation growth to improve people connectivity between people as air-traffic increases. The business unit will focus on terminal-related opportunities in the U.S., airport expansion projects in Europe and other growth opportunities where Ferrovial’s capabilities represent an advantage. – Energy is focused on developing projects for the energy transition: transmission lines, renewable projects, and energy efficiency business in selected markets. – Construction is key in supporting other divisions on complex infrastructure projects with end-to-end technical, engineering and production capabilities. The business unit has strong local bases in Texas, Spain and Poland that support other regions and manage risks ranging from bidding and design to project delivery. • Operational excellence: continuing to improve efficiency, maximizing cash generation, reinforcing core processes and risk management. Ferrovial’s commitment toward sustainability aims to improve the future through the development and operation of sustainable infrastructures. The Company is committed to protecting the environment and supporting communities, enhancing safety, improving user experience, and reducing travel times. Ferrovial is present in industry-leading sustainability indices that include the Dow Jones Best-in-Class Indices, Sustainalytics, MSCI, FTSE4Good, Moody’s and Carbon Disclosure Project, among others. • Innovation: supporting Ferrovial’s core business, accelerating its digital transformation, fostering a culture of cybersecurity and developing AI use cases Ferrovial’s integrated platform ensures that we can develop and operate innovative, efficient and sustainable infrastructure projects with high value creation for stakeholders. This makes the Company one of North America’s leading road and airport infrastructure companies supported by best-in- class capabilities embedded in the strategy. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_15

TOLL ROADS Cintra, Ferrovial's toll road division, strategically focuses its activity on developed markets with high demand for infrastructures developing projects that improve the quality of life of users by reducing the urban environment and contributing to the socioeconomic development of the regions where it operates. STRATEGY With more than 50 years of experience, Cintra's comprehensive management model and in-depth knowledge of travel demand forecasting and advanced pricing analytics create significant value. The synergies with Ferrovial Construction further enhance Cintra's value creation potential and strong competitive advantages. Complete project lifecycle management, combined with a diversified and global portfolio, allows Cintra to understand the needs of all stakeholders (users, administrations, economic operators), resulting in the ability to provide innovative, sustainable and high value-added solutions. (*) Information on investment under management and number of IRB (India) and Private Invit asset concessions is not included. MAIN MARKETS Cintra has consistently invested in growing and diversifying its portfolio, with a strong focus on the North American markets, where the company benefits from secure regulatory frameworks and promising growth prospects. Additionally, Cintra also seeks investment opportunities in specific geographies where its business model can generate unique competitive advantages and enhance shareholder value. In December 2021, Cintra identified an opportunity in the Indian toll road market and partnered with IRB, completing the acquisition of a 24.9% stake in the Company. Our current stake stands at 19.9%, after the sale of a 5.0% stake executed on June 11, 2024. In 2024, Cintra acquired a 23.99% interest in IRB Infrastructure Trust, an investment vehicle that holds a portfolio of 12 toll road concessions in India with a committed pipeline of 3 additional concessions, for a total investment of 728 million euros (considering an exchange rate of 89.0 EUR/INR) and in June Cintra sold a 5% stake in the Indian company IRB Infrastructure Developers (IRB) for 214 million euros (assuming an EUR/INR exchange rate of 89.72). Cintra aims to offer sustainable projects that address urban traffic congestion and complex greenfield concessions. This approach enables users to save time, improve the reliability of their daily commute and boost economic productivity, thereby creating new growth opportunities in the regions where Cintra operates. Other markets are Europe and Australia. In April 2024, the Anillo Vial Periférico consortium, comprising Ferrovial (Cintra), Acciona and Sacyr, was selected to develop the Lima Peripheral Ring Road in Peru, under a concession format with an investment of 3.4 billion US dollars (approximately 3.13 billion euros). This infrastructure is a major step forward in the development. ASSETS Cintra owns 43.23% of the 407 ETR toll road in Toronto (Canada); 62.97%, 54.60% and 53.67% of the Express Lanes NTE, LBJ and NTE 35W in Texas (U.S.), respectively. Meanwhile, in North Carolina (U.S.), Cintra holds 72.24% of the I-77 and 55.704% of the I-66 in Virginia (U.S.). In the Express Lanes, rates are dynamic and can be adjusted every few minutes according to the level of congestion, always guaranteeing a minimum speed for drivers. With free-flow (barrier-free) toll systems, these assets stand out for their long concession duration, broad toll rates flexibility and optimized long-term financial structures, positioning Cintra as a leader in the private development of highly complex road transportation infrastructures. The Company also holds stakes and investments in other assets or corporations in Spain, Slovakia, Colombia, Australia and India. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 16_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT NORTH AMERICA 93.8% Cintra's valuation according to analysts' consensus CONCESSIONS 18 In 10 countries KILOMETERS 972 DIVIDENDS (€M) 894.7 INVESTMENT MANAGED* (€M) 23.9 94% international

In 2024, Cintra's main assets distributed dividends totaling 895 million euros (704 million euros in 2023), including the distribution of the first dividend in I-77 and I-66, in the amount of 307 and 172 million dollars respectively (of which 205 and 89 million euros corresponded to Ferrovial). These figures reflect the financial strength of Ferrovial's business model. VALUE CREATION High complexity greenfield projects Cintra specializes in complex greenfield projects due to their high-value creation potential. Its ability to evaluate and take on a higher level of risk associated with the project in the bidding phase (construction, financing, operation and traffic management) allows it to opt for higher rates of return (IRR). Value creation is achieved by decreasing the discount rate of future cash flows as project risks are eliminated in the construction phase or reduced (traffic/financing) as the concession term progresses. Rotation of mature assets Value creation is materialized through the sale of mature projects, the revenues of which are invested in new assets with greater potential for value creation. An example of this strategy is the agreement reached in October with Interogo Holding to manage the stakes in a set of concessions in Europe and Canada. Cintra will transfer economic rights and hold majority voting rights in Umbrella Roads BV, which will manage the operations under a service agreement. This partnership could allow for further collaboration between the parties in the future. Operational efficiency committed to the environment All Cintra assets are engaged in optimizing operations. Cintra's environmental strategy to reduce its carbon footprint began more than a decade ago, continuously strengthening its environmental practices and protecting the habitat of native species with ongoing monitoring of greenhouse gas emissions, waste, air and water quality, and the acoustic impact produced by traffic. Users: excellence in service Cintra maintains its focus on customer satisfaction and its value proposition of reliability, time savings, safety and sustainability. The effectiveness of this strategy is proven by the response from customers, with increasing levels of acceptance and satisfaction in all its projects. EXPECTED BUSINESS PERFORMANCE IN 2025 For 2024, the traffic of the Company's assets was expected to continue the recovery path of 2023 and increase across all assets. However, traffic in NTE was expected to be affected by ongoing construction works aimed at increasing project capacity. These expectations have been met, with both traffic and toll revenues surpassing 2023 levels. As anticipated, NTE was impacted by the construction works, but our collaboration with the contractor helped to minimize disruption in the area, in a less significant negative impact on traffic than expected. In 2025, the traffic of the Company's main assets is expected to increase across the board. Dividends of €895 million were received in 2024, including the distribution of the first dividend in I-77 and I-66, compared to EUR 704 million in the previous year. In 2025, it is expected that the main infrastructure assets are expected to continue to distribute dividends consistently according to their operating performance. Cintra will focus its efforts on maximizing the quality of the service provided, optimizing its revenues and costs, within the framework allowed by the concession contracts. The expected evolution by geography is as follows: • In Canada, the 407 ETR toll road will continue to focus on optimization and cost control measures without forsaking the development of its user value generation strategy. The toll road will maintain its investment in the Data Lab to improve its understanding of user behavior and personalize its value propositions, as well as to enhance its customer management systems, enabling personally tailored service through loyalty plans and specific offers. Since 2020, due to the COVID-19 pandemic, the force majeure event declared was set to terminate either when traffic volumes reached pre- pandemic levels or when there was an increase in toll rates were increased. The concession decided to increase the rates starting in February 2024 and has already approved an increase for 2025. The concession will be subject to Schedule 22, if annual traffic level measurements fall below the corresponding traffic thresholds, 407 ETR will have to pay potentially significant amounts calculated under Schedule 22 to the province and a potential first payment due in early 2026. • In the United States, all toll roads have shown solid traffic growth as well as growth in average revenue per transaction. The soft cap toll rates will increase in 2025 based on last December CPI compared to the previous year. Also in 2024, thanks to the success of the North Tarrant Express project, toll road expansion work started earlier than initially planned in the development agreement between the Company and the Texas Department of Transportation. Works will continue throughout 2025, with completion expected in 2027. These works are affecting the traffic level, but thanks to the optimal management of the project, the impact felt during 2024 has been less than expected, with a similar evolution expected through 2025. • In Australia, Cintra will continue to manage the Toowoomba Bypass toll road and the Western Roads Upgrade project, which was fully opened to traffic in November 2021. • In India, where IRB Infrastructure Developers Ltd. manages 26 toll roads projects for approximately 15,400 kilometers approximately, it is expected to reach significant milestones are expected for 2025 with the pipeline of projects under development. • In the remaining markets, Cintra will continue to operate the assets already in operation, including the D4R7 toll road in Slovakia, which opened completely to traffic in October 2021. Several sections of the Ruta del Cacao, in Colombia, will also be opened to traffic. In 2025, it is expected to open Silvertown Tunnel, in the United Kingdom and commence construction of Anillo Vial Periferico in Perú. The Company will continue its bidding activity in North America with an attractive pipeline for 2025 and in other target regions (Europe, Australia, Colombia and Peru), focusing on complex greenfield projects, due to their high potential for value creation as well as in India through IRB. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_17

AIRPORTS Ferrovial Airports integrates all the Company's investments in airport activities and is one of the world's main private airport operators. STRATEGY With more than 25 years of experience in airport investment and development, it continues to grow day by day, always seeking to improve passenger experience and optimize efficiency, increasing passenger numbers in Dalaman and the number of agreements with airlines for the future NTO operation. The business unit will also focus on terminal-related opportunities in the USA other regions where Ferrovial has presence. ASSETS Ferrovial Airports has a significant international presence through its 49% stake in the partnership that will design, build and operate the New Terminal One at John F. Kennedy International Airport in New York, U.S., as well as its 60% stake in the Company that manages the concession for Dalaman International Airport in Turkey. During 2024, the business unit had a portfolio of four airports in the U.K.: a 5.25% stake in Heathrow, Europe's busiest hub, and a 50% stake in Glasgow, Aberdeen and Southampton (AGS). In January 2025, following satisfaction of applicable regulatory conditions, Ferrovial completed the sale of its 50% share capital in AGS for a price of £450 million. This will give rise to a capital gain of €300 million which will impact the results of Q1 2025. New Terminal One (NTO) at JFK International Airport This landmark project is currently progressing on schedule. The project closed the year with substantial completion of the weathertight in the Head House and the East Pier steel erection and 55% construction progress. The terminal is expected to be operational in 2026 with the concession contract ending in 2060. As of today, we have agreements with 16 airlines out of which 10 are under executed agreements, 5 of those new airline’s agreements signed in the year 2024 (Eva Air, Air Serbia, SAS, Neos and Philippines Airlines). Ferrovial Airports has signed 6 Letters of intention with Air China, Turkish Airlines and other international carriers. Dalaman Dalaman Airport remains a major vacation destination for domestic and international travelers in Turkey, with traffic levels exceeding pre-pandemic levels. Proof of this is the designation of the Sarıgerme region in Muğla province, in southwestern Turkey, as a tourism development zone. This recognition will facilitate the development of hotels and golf courses, which, in turn, will support the growth of the airport. During 2024, 5.6 million passengers traveled through Dalaman (+7.74% on 2023), driven by increased capacity on several airlines and new routes to the UK and other European countries, as well as higher domestic traffic. AGS On November 13, Ferrovial announced an agreement for the sale of its 50% stake in AGS Airports to AviAlliance UK Limited for 450 million. In 2025, after fulfilling the applicable regulatory conditions, Ferrovial has completed the sale. AGS also recorded a notable recovery in traffic in 2024, with 11.3 million passengers (up 8.1% on 2023). International traffic remains the main driver due to increased capacity from Europe and new routes. Heathrow The sale process announced by Ferrovial in November 2023 is now complete and finalized as of December 12, 2024. As a result of the transaction Ferrovial has recognized at 2024 year-end a profit of 2,57 billion euros, of which 2,023 million euros corresponds to the shares sold and 547 million euros to the 5.25% stake retained, which has been registered as a financial investment valued at fair value with changes recognized through profit and loss. On February 26th, 2025, Ferrovial announced that it had reached a binding agreement with Ardian for its 5.25% stake for c. 455 million pounds (the current book value of the asset). The agreement will be adjusted with an interest rate to be applied until closing. The transaction is subject to complying with the right of first offer (ROFO) and to the satisfaction of applicable regulatory conditions. In terms of passenger traffic, Heathrow remains one of the busiest airports in Europe, with 83.9 million passengers in 2024. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 18_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT NTO 60% Construction progress NTO 16 agreements with Airlines: 10 with executed agreements and 6 with letter of intent DALAMAN 5.6 million passengers

VALUE CREATION The Airports business unit continues to invest in expanding its portfolio with a focus on geographical areas in which the overall business currently operates. Ferrovial has a long history of investments in airports, and it expects that new airport investment will prove to be one of the major drivers in Ferrovial growth in the future. Various value-add strategies will be pursued, including those in which Ferrovial has full control of the investment and those in which Ferrovial is a co-investor alongside other value-add partners. Sustainability Sustainability remains a key focus for Ferrovial Airports, which is spearheading significant initiatives to reduce emissions. In July 2024, the Airports division launched its sustainability strategy for 2024-2030, aligning it with Ferrovial's broader objectives. This strategy was officially presented at the 34th edition of the ACI EUROPE Annual Conference and Exhibition, one of the main events in the aviation sector organized each year by Airports Council International (ACI). It is worth noting that Ferrovial Airports participated as the first sustainability sponsor in the history of the event. In July 2024, the NTO project announced the issuance of USD2.55 billion in green bonds, the largest issuance of tax-exempt airport debt ever completed, and an all-inclusive interest cost of 4.65%, a weighted average maturity of 30 years. Highlighting the project's commitment to sustainability, the bonds were designated as Green Bonds by Kestrel Verifiers, an independent second-party opinion provider that confirmed that the uses of the bonds conform with Green Bond principles (Transition to a decarbonized economy; Integrate resilient and sustainable design features; Preserve, enhance, or restore natural capital; Promote a more equitable society and a just transition and Disclose activities, impacts and risks). In mid-2024, Dalaman Airport completed a significant project focused on renewable energy generation and sustainability strategies: a solar power plant with 15,000 panels on its roof, covering 45,000 square meters. It generates 10,230 MWh annually, meeting over 55% of the airport's energy needs. The project helps conserve the environment by protecting 200,000 trees and reducing CO₂ emissions by 4,500 tons each year. While Ferrovial Airports has no operational control over the sustainability plans and strategies of equity-accounted companies’ such as HAH or AGS, the division routinely reviews their plans and strategies to ensure that they do not contradict Ferrovial’s sustainability framework. Innovation Among the main innovation projects implemented in 2024, the following merit mention the Proof-of-Concept project using LiDAR technology to enhance passenger experience at Dalaman Airport. By employing four LiDAR sensors in a 1500 sqm area of the domestic departures terminal, they gathered data to analyze passenger movements and behaviors. The insights gained included metrics on occupancy levels, passenger waiting times, and resource usage, aimed at improving operational efficiency. Following its success, the project has the potential for broader application in areas like security checkpoints, with the aim of creating smarter, more sustainable airport infrastructures. EXPECTED BUSINESS PERFORMANCE IN 2025 For 2024, the passengers of the Company's assets were expected to continue the recovery path of 2023 and increase across all assets. These expectations have been met. As part of Ferrovial global strategy, the 2024 has been a crucial year for implementing the assets rotation strategy. Traffic is expected to increase in Dalaman Airports in 2025. Financial results are expected to follow traffic trends. The number of agreements with airlines for the future operation of NTO is also expected to increase. In 2025, Ferrovial Airports will continue to analyze selective investment opportunities worldwide, with an emphasis on sustainable infrastructure to which Ferrovial can contribute its operational and construction experience. Dividends distribution in the coming years will largely depend on traffic recovery and business performance as well as the NTO final operational date, which is expected for 2026. Ferrovial Airports assets did not distribute dividends in 2024. ENERGY The Energy business unit was created with the aim of promoting the transition to a more sustainable and cleaner economy. The division is present in the main geographies where Ferrovial operates, with the focus of providing innovative solutions for the development, construction, financing and operation of renewable energy generation, storage and transmission infrastructures. In addition, energy efficiency solutions are provided for both public and private clients. STRATEGY The future of renewable energy infrastructure is positively affected by several market trends: • Increasing electrification of the economy in the coming decades, driven mainly by the electrification of production processes, the digitalization of the economy, the development of data centers and the electrification of transportation. • The need and willingness to have greater energy autonomy at the national and supranational levels. • National, regional and local regulations on economic incentives or disincentives to CO2 production. • Policies for the closure and/or dismantling of electricity generation infrastructures using fossil or nuclear fuels. • Social changes driven by growing awareness of climate change and the green economy. The objective for the Energy unit is to apply and adapt the business model proven by Ferrovial in transportation infrastructure to the new requirements of energy generation, storage and transmission assets in the coming years. It should be noted that, due to the specialization of the sector, the Energy division has adapted its organization and management to an integrated business model, which will allow it to maximize the value of the proposal. The Energy business encompasses the functions of promotion, development, investment and rotation of energy infrastructures, as well as their construction. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_19

Multiple measures are also being promoted to reduce energy consumption and energy efficiency. This is why there is a line of business dedicated to supporting the fulfillment of environmental and economic objectives of both public and private. MAIN MARKETS The Energy business unit is mainly present in five geographical areas, aligned with Ferrovial's global positioning: the United States, Spain, Poland, Chile and Australia. The division is an active part of the Company's ESG strategy, with the focus on the fight against climate change and the decarbonization of the economy, always in line with Ferrovial's strategic priorities. ASSETS In Spain, the El Berrocal project stands out a 50 MWp photovoltaic plant in operation located in Seville. In the United States, a project was acquired for the construction and operation of a 257 MWp photovoltaic plant in Texas in the first half of 2024. This asset, currently under construction, is expected to start operations during 2026. In Poland, through a Joint Venture (BxF Energy) together with Budimex, a project was acquired for the construction and operation of a 60 MWp photovoltaic plant in the first half of 2024. This asset, currently under construction, is expected to start operation during 2025. Ferrovial has three operational transmission lines in Chile, with a total length of 924 kilometers: • Transchile project: acquired in 2016, this transmission line has a total length of 408 kilometers (2x220 kV - 204 km). • Centella project: commissioned in 2024, this transmission line has a total length of 504 kilometers (2x220 kV - 252 km). • Tap Mauro project: also commissioned in 2024, this transmission line has a total length of 12 kilometers (4x220 kV - 3 km). EXPECTED BUSINESS PERFORMANCE IN 2025 • In 2024 Ferrovial announced the reorganization of all the energy business activities present across the Group into a single organizational unit entitled Ferrovial Energy. During this year, the business unit, in order to accelerate its growth in renewable energy generation, acquired two projects for the construction and operation of photovoltaic plants, one in Texas (257 MWdc) and one in Poland (60 MWdc, in JV with Budimex). • In 2025, improving the profitability will be a top priority. This will be achieved by continuing to enhance efficiency and aligning goals as an integrated unit. Such efforts are essential to maximize productivity and achieve the strategic objectives set forth by the company. • Internationally, the division aims to increase its presence in the United States across all business areas. In addition, bids are being actively submitted in Australia with the expectation of securing contracts within the year. Sustained growth is expected to continue in Chile, alongside the ongoing development of various projects in Poland. This strategic expansion will enable the company to further diversify its project portfolio and strengthen its position in the global market. • Moreover, the division will continue to broaden the range of products offered to customers. This comprehensive approach will not only enhance customer satisfaction but also contribute to the overall growth and success of the company. CONSTRUCTION Ferrovial Construction is the business unit that carries out the construction of civil works, buildings, data centers, water treatment plants and industrial works. It is internationally recognized for its capacity to design and build unique, innovative and sustainable infrastructures. STRATEGY The Construction division is a fundamental pillar of Ferrovial's strategy thanks to its technical design and construction capabilities in the execution of complex infrastructure projects for other Ferrovial investment divisions, as well as for public and private clients. Construction strengthens Ferrovial's capabilities and improves its competitiveness in concession bidding, mainly for the transportation sector. In 2024, Ferrovial Construction has maintained a stable level of revenues and improved profitability to reach the targets set in the Horizon 24 Strategic Plan, thanks to the measures implemented in recent years for risk control and management, the selective bidding criteria for projects and geographies, the commitment to more collaborative contracting models and investment in innovation, technology and digitalization. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 20_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT PHOTOVOLTAIC SOLAR ENERGY 367MW Under Construction and/or Operation TRANSMISSION LINES 924 km Under Construction and Operation

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

MAIN MARKETS

Ferrovial Construction focuses its activity on developed countries with stable economies that are committed to modernizing their infrastructure. The United States, Poland and Spain are the division's main markets, accounting for more than 75% of revenues. Other geographies with a stable presence are Canada, the United Kingdom, Australia and Chile. The order book maintains a balanced risk, with adequate exposure to Ferrovial's key markets and projects for Group companies.

VALUE CREATION

In addition to its own profitability and cash flow generation capacity, Construction provides added value by participating from the very beginning of the projects to their completion. The division specializes in projects of high technical complexity, which it can develop thanks to the experience and international presence of the more than 350 employees of its Engineering Services Department, focused on the search for first-class engineering solutions. The sectorial and geographical diversification and the size of the division allows it to maintain technical qualifications and to have material and human resources always on hand to support other divisions of Ferrovial in the bidding for concessions, providing certainty in terms of price and schedule, and quality in delivery. This collaboration with Group companies came to fruition once again in 2024 with the awarding of the Anillo Vial Periférico urban toll road in Peru.

BACKLOG 2024	2024 ADJUSTED EBIT	REVENUE 2024
16,755	3.9%	7,234
million euros	on sales	million euros

Driving construction activities in a sustainable manner

Sustainable project management is a priority for Ferrovial Construction. With the ambition of maintaining its leadership position, the 2024-30 Sustainability Strategy was launched to reinforce its commitment to society and respond to the demands of stakeholders and the ESG regulatory framework.

In the environmental area, priority is given to decarbonization and reducing the impact on the environment. For decarbonization, the goal is to become carbon neutral by 2050, through the energy efficiency of the fleet and machinery, the use of clean energy and alternative fuels, and the incorporation of sustainable and recycled materials. The division also promotes the use of technology and the optimization of processes from the design phase to the construction phase, incorporating sustainability criteria in decision-making, with solutions such as prefabrication, modular construction and digitalization. The Construction division is also committed to promoting the decarbonization of its value chain, collaborating with clients and suppliers to develop more sustainable infrastructures.

With regard to the reduction of environmental impact, the unit promotes the circular economy, waste recycling and reuse of materials, reduction of the water footprint and individualized management of projects to avoid negative impacts on the environment and biodiversity.

In the social sphere, Construction maintains its commitment to people and communities, promoting the economic and social development of the communities in which it operates, through the involvement of the local supply chain, social action projects and the creation of direct and indirect employment. Similarly, commitment to employees is a priority, focusing on the health, safety and well-being of all employees and partners; implementing risk control measures; ensuring awareness of, and compliance with, the highest health and safety standards; being actively involved in their achievement and development at all levels of the organization; and incorporating innovation and use of new technologies, such as sensors and automation of machinery, Artificial Intelligence for risk analysis or robotics as an assistant. Another key element in this area is the attraction and retention of talent, promoting equity, inclusion and gender, generational and cultural diversity.

In the area of governance, Construction is driven by the principles of integrity and transparency in the development of its operations. It seeks to incorporate sustainability measures in processes and decision-making, ensuring respect for applicable legislation, the code of ethics for employees and suppliers, and the application of anti-corruption policies. During contracting processes, Ferrovial seeks to manage risks in advance by evaluating and monitoring suppliers, customers and partners in accordance with the principles of ethics and integrity, including ESG criteria to detect potential risks in the financial, environmental, legal, labor and reputational areas.

This commitment to sustainability is recognized by the main sustainability indexes and external rating agencies such as the Dow Jones Best-in-Class Indices, CDP and Ecovadis, among others.

EXPECTED BUSINESS PERFORMANCE IN 2025

In 2024, the Construction division has met in 2024 the average long-term target of 3.5% adjusted EBIT margin established in the Horizon Strategic Plan. The forecast evolution for 2025 is equally positive based on a robust backlog, which has set a new all-time high, and with good exposure to key markets and projects for Group companies, in line with Ferrovial's strategy. This allows for a selective approach to bidding, with a focus on risk mitigation and long-term profitability.

The outlook for 2025, by market, is as follows:

- In the United States and Canada, sales growth is expected to be supported by the execution of the relevant awards obtained by Webber in recent years, which include diverse sectors such as transportation infrastructure, water treatment plants and renewable energy projects both in Texas and on the East Coast of the United States, as well as the favorable pace of execution of the Ontario Line of the Toronto Metro once the initial

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_21

design phase has been completed. In the medium term, the transportation infrastructure construction industry is expected to continue to absorb the momentum of the federal Infrastructure Investment & Job Act, through the progressive disbursement of funds, which is materializing through state investment programs such as the 2025 Unified Transportation Program in Texas, the Moving Forward in Florida, or the Major Mobility Investment Program in Georgia. The Construction division will continue to support the bidding process for P3 projects of the Group's investment units, with a particular focus on highway and airport initiatives on the East Coast of the United States. • In Spain, revenues is expected to increase in line with the upward trend of recent years, thanks to the high level of contracting with both public and private clients. In the future, private initiatives in industrial, logistics, technology and data center construction will continue, in addition to the stable public demand for railway, health and water plant projects. • In Poland, an increase in revenues is anticipated and the selective bidding strategy will continue, with a focus on maintaining profitability and diversification in sectors such as energy, renewables an the unique building of technological and industrial projects. Public tendering of rail and road projects maintains good prospects supported by the high level of funding allocation under the EU's 2021-27 multiannual financial framework, which ensures future stability of investment in the country. • In the rest of the markets, the United Kingdom and Australia stand out, where large metro, rail and road projects are entering the final phase of execution, anticipating a moderate drop in revenue in 2025. Also worthy of highlighting is the award of the construction of the Peripheral Road Ring in Peru, an urban highway connecting Lima and Callao, again showing the support to the investment divisions of the Group, as this contract was tendered under a concession scheme FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 22_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Ferrovial Results January - December 2024 HIGHLIGHTS • Ferrovial delivered strong results in 2024. Revenue reached EUR 9,147 million (+6.7% LfL growth), driven primarily by higher Toll Roads revenue (+19.6% LfL growth) and higher contribution from Construction (+3.8% LfL growth). Adjusted EBITDA amounted to EUR 1,342 million (+38.9% LfL growth), driven by higher contribution from Toll Roads (+19.5% LfL growth), particularly US Toll Roads with adj. EBITDA of EUR 906 million (+22.2% vs 2023). Construction delivered a strong performance in the year, reaching EUR 430 million of adj. EBITDA (+95.4% LfL growth). • 407 ETR’s revenue reached CAD 1,705 million in 2024 (+14.0% vs 2023), benefiting from increased mobility and the new toll rate scheme implemented on February 1, 2024. • All Managed Lanes posted robust traffic performance with revenue per transaction growth in 2024, significantly outpacing inflation: NTE 35W +12.5%, LBJ +8.8% & NTE +6.0%. This KPI grew by +33.2% at I-66 & +11.7% at I-77, where no price cap is in place. I-77 distributed its first dividend (USD 307 million total distribution in 2024, at 100%) following its first 5 years of operation. I-66 distributed dividends for the first time in December 2024 of USD 172 million at 100%. • Airports: Dalaman traffic saw a +7.7% increase in 2024 and New Terminal One (JFK) construction remains on schedule and within budget. • Construction reached a 3.9% adjusted EBIT margin for 2024, above the 2024 target (3.5% adjusted EBIT margin). Q4 2024 delivered another quarter of profitability improvement, reaching an adjusted EBIT margin of 4.1%. The order book reached an all-time high of EUR 16,755 million (+7.5% LfL growth vs December 2023), excluding c.EUR 2,670 million of pre-awarded contracts. • Solid financial position with ex-infrastructure project companies liquidity levels reaching EUR 5,320 million and Consolidated Net Debt of ex- infrastructure project companies at EUR -1,794 million. ◦ Main inflows were related to proceeds from asset rotation and a record amount of dividends received: ▪ Asset rotation: the divestment of a 19.75% stake in Heathrow (EUR 2 billion), the sale of 5% stake in IRB Infrastructure Developers (EUR 211 million), the vendor loan related to the Amey divestment (EUR 176 million), the Umbrella Roads BV vehicle disposal (EUR 100 million) and the sale of a 24.78% stake in Serveo (EUR 40 million). ▪ Dividends from projects reached EUR 947 million. ◦ Main outflows were related to growth investments and shareholder distributions: ▪ Growth investments: the acquisition of a 23.99% stake in IRB Infrastructure Trust (EUR -710 million) and the equity injection in NTO (EUR -469 million) ▪ Shareholder distributions of EUR -831 million, which included cash dividends (EUR -130 million) & share repurchases (EUR -701 million). ▪ Other treasury shares repurchase: EUR -272 million, Ferrovial shares that could be cancelled or used for various corporate purposes. MAIN CORPORATE EVENTS • On May 9, Ferrovial’s shares started trading on the Nasdaq stock exchange. • On June 11, Ferrovial sold a 5% stake in IRB Infrastructure Developers for EUR 211 million, with a capital gain (pre-tax) of EUR 132 million. • On June 13, Ferrovial acquired a 23.99% stake in IRB Infrastructure Trust for a total investment of EUR 728 million (EUR 710 million paid in 2024). • On June 28, Ferrovial completed the sale of a 24.78% stake in Serveo for EUR 55 million, with a capital gain (pre-tax) of EUR 33 million. • On August 23, an additional repurchase program for various corporate purposes for up to EUR 300 million was announced. On December 13, Ferrovial announced the extension of this program to May 30, 2025, and an additional commitment of EUR 300 million, bringing the total maximum amount of share buy-backs to EUR 600 million (EUR 272 million spent as of December 2024). • On October 16, Ferrovial and Interogo Holding created a JV vehicle, Umbrella Roads BV, to transfer the economic rights and hold the majority of the voting rights in Ferrovial’s stakes in M3 Eurolink and M4 Eurolink motorways in Ireland; the M8-M73-M74 motorway in Scotland; the 407 East Ext. Phase 1 and 407 East Ext. Phase 2 in Canada; Serrano Park and Autovia de la Plata in Spain. The transaction was closed for EUR 100 million. • On November 12, Ferrovial signed the concession contract for Lima's Peripheral Ring Road (Peru), with an equity commitment of EUR 218 million (EUR 13 million paid in 2024). • On November 13, Ferrovial announced an agreement for the sale of its 50% stake in AGS Airports to AviAlliance UK Limited. After fulfilling the applicable regulatory conditions, Ferrovial completed the sale of its stake in AGS Airports for GBP 450 million on January 28, 2025, with a capital gain of c.EUR 300 million expected to be accounted in Q1 2025. • On December 12, Ferrovial closed the sale of a 19.75% stake in Heathrow airport for GBP 1.7 billion (EUR 2.0 billion), resulting in a P&L impact of EUR 2.6 billion, including EUR 2.0 billion capital gain related to the shares sold and EUR 547 million related to the fair value of the remaining stake of 5.25%. On February 26, 2025, Ferrovial announced an agreement for the sale of its remaining 5.25% stake (c.GBP 455 million). SUSTAINABILITY HIGHLIGHTS • Ferrovial consolidates its position as the most sustainable company in Europe and the second most sustainable company worldwide in the Construction and Engineering sector, according to the Dow Jones Best-in-Class Index (former Dow Jones Sustainability Index). Ferrovial has been included in the Dow Jones Best-in-Class Index for 23 consecutive years. • In 2024, Ferrovial initiated the process to obtain new 1.5°C aligned SBTi validated targets. Significant progress has been made in achieving this validation, with final SBTi confirmation expected in early 2025. • Ferrovial is one of the first companies to join the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD). Ferrovial has become “Early Adopters” of TNFD, to align its strategy and integrate natural capital into decision-making processes, showing its commitment to the conservation of nature and ecosystems. • Ferrovial recognized as one of the world's leading environmental companies by CDP (Carbon Disclosure Project). Included in the 'A List' for Climate Change and 'A List' for water. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_23

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

REPORTED P&L

(EUR million)	Q4 24	Q4 23	FY 24	FY 23
Revenue	2,504	2,293	9,147	8,514
Adjusted EBITDA*	334	291	1,342	991
Fixed asset depreciation	-100	-94	-441	-401
Adjusted EBIT*	234	197	901	590
Disposals & impairments	2,043	35	2,208	35
Operating profit/(loss)	2,277	232	3,109	625
Financial Results	483	-88	274	-184
Financial Result from infrastructure projects	-106	-112	-411	-372
Financial Result from ex-infrastructure projects	589	25	685	188
Equity-accounted affiliates	47	68	238	215
Profit/(loss) before tax from continuing operations	2,807	213	3,621	656
Income tax	-66	-74	-145	-42
Net profit/(loss) from continuing operations	2,741	139	3,476	614
Net profit/(loss) from discontinued operations	5	8	14	16
Net profit/(loss)	2,746	148	3,490	630
Net profit/(loss) attributed to non-controlling interests	-81	-52	-251	-170
Net profit/(loss) attributed to the parent company	2,665	96	3,239	460

REVENUE

(EUR million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Toll Roads	340	304	11.6%	1,256	1,085	15.8%	19.6%
Airports	17	10	64.2%	91	80	13.7%	13.7%
Construction	1,998	1,875	6.5%	7,234	6,869	5.3%	3.8%
Energy	96	56	71.9%	270	207	30.6%	30.6%
Others	54	47	14.2%	296	273	8.4%	12.1%
Revenue	**2,504**	**2,293**	**9.2%**	**9,147**	**8,514**	**7.4%**	**6.7%**

ADJUSTED EBITDA*

(EUR million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Toll Roads	246	222	10.9%	918	799	15.0%	19.5%
Airports	-2	-1	-148.1%	26	22	19.4%	19.6%
Construction	106	85	25.2%	430	211	103.7%	95.4%
Energy	2	-1	n.s.	2	0	n.s.	n.s.
Others	-18	-14	-27.4%	-34	-41	17.0%	21.5%
Adjusted EBITDA*	**334**	**291**	**14.8%**	**1,342**	**991**	**35.5%**	**38.9%**

ADJUSTED EBIT*

(EUR million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Toll Roads	186	180	2.8%	686	586	16.9%	22.0%
Airports	-5	-4	-40.4%	4	2	65.4%	67.8%
Construction	81	44	84.6%	284	77	n.s.	n.s.
Energy	-2	-3	38.9%	-11	-8	-39.1%	-39.1%
Others	-26	-21	-21.9%	-62	-68	9.5%	11.4%
Adjusted EBIT*	**234**	**197**	**18.9%**	**901**	**590**	**52.7%**	**57.8%**

CONSOLIDATED NET DEBT*

(EUR million)	DEC-24	DEC-23
Consolidated Net Debt of ex-infrastructure project companies*	-1,794	-1,121
Consolidated Net Debt of infrastructure project companies*	7,856	7,100
Toll roads	7,491	6,688
Others	365	411
Consolidated Net Debt*	6,061	5,979

TRAFFIC PERFORMANCE

	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.
407 ETR**	678	642	5.5%	2,658	2,536	4.8%
NTE ***	10	10	-1.9%	39	40	-2.2%
LBJ ***	12	11	9.1%	46	43	7.3%
NTE 35W***	13	12	9.1%	51	42	22.3%
I-77***	12	11	12.3%	43	41	4.7%
I-66***	9	8	9.1%	32	29	11.1%
Dalaman****	1	1	9.1%	6	5	7.7%

***VKTs (Vehicle kilometers travelled) ***Transactions ****Passengers*

DIVIDENDS

(EUR million)	FY 24	FY 23
Toll Roads	895	704
Airports	8	6
Construction	34	0
Energy	4	18
Others	7	12
Total Dividends from projects*	**947**	**741**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

24_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

Toll Roads EUR 1,256 million EUR 918 million REVENUE ADJ. EBITDA* +19.6% LfL growth* +19.5% LfL growth* 88% 9%1%2% USA SPAIN PORTUGAL HEADQUARTERS REVENUE 407 ETR (43.23%, EQUITY-ACCOUNTED) The annual financial information presented herein for the year ended December 31, 2024 is based on, and is consistent with, the audited consolidated financial statements of 407 ETR for the year ended December 31, 2024, published on February 13, 2025. TRAFFIC Q4 24 Q4 23 VAR. FY 24 FY 23 VAR. Avg trip length (km) 23.0 22.7 1.5% 23.2 22.9 1.4 % Traffic/trips (million) 29.5 28.3 3.9% 114.7 110.8 3.5 % VKTs (million) 677.6 642.4 5.5% 2,657.9 2,535.5 4.8 % Avg Revenue per trip (CAD) 14.74 13.13 12.3% 14.74 13.23 11.4 % VKTs (Vehicle kilometers travelled) In Q4 2024, VKTs increased by +5.5% vs. Q4 2023, as a result of an increase in mobility and rush-hour commuting as workplaces experienced a higher percentage of on-site employees, an increase in rehabilitation construction activities on Highway 401, more workdays in 2024, fewer winter weather events and more promotional offers in Q4 to reduce congestion in the corridor during peak hours. In 2024, VKTs were +4.8% higher compared with 2023 due to the same reasons as mentioned above. VKTs traffic performance vs. 2023: 7.1% 4.6% 3.0% 5.5% 4.8% Q1 Q2 Q3 Q4 FY P&L (CAD million) Q4 24 Q4 23 VAR. FY 24 FY 23 VAR. Revenue 438 376 16.5% 1,705 1,495 14.0 % EBITDA 370 315 17.3% 1,478 1,284 15.1 % EBITDA margin 84.5% 83.9% 86.7% 85.9 % EBIT 343 291 17.6% 1,372 1,187 15.6 % EBIT margin 78.2% 77.5% 80.4% 79.4 % Revenue was up by +16.5% in Q4 2024, standing at CAD 438 million, and +14.0% in 2024, reaching CAD 1,705 million. • Toll revenue (94.3% of total in 2024): higher toll revenue in 2024 (+16.8%), due to higher traffic volumes, longer trips and higher toll rates effective Feb. 1, 2024, partially offset by camera charges, trip toll charges and other charges that remained flat. • Fee revenue (5.7% of total in 2024): lower fee revenue in 2024 (-7.6%), due to lower late payment charges from higher reserve provision rate and lower enforcement fees. • Contract revenue earned in 2023 related to the removal of tolls for Highways 412 and 418. The contract ended on June 1, 2023. (CAD million) Q4 24 Q4 23 VAR. FY 24 FY 23 VAR. Toll Revenue 413 353 17.2% 1,610 1,379 16.8 % Fee Revenue 25 23 8.6% 95 103 -7.6 % Contract Revenue 0 0 n.a. 0 14 n.a. Total Revenue 438 376 16.5% 1,705 1,495 14.0 % OPEX increased +12.5% in Q4 2024 and +7.6% vs 2023, due to: • Higher customer operations costs related to higher lifetime expected credit losses due to higher revenue and delinquent balances. • Higher system operations costs, due to higher consulting costs related to the development of digital programs and the work to complete the 407 ETR’s enterprise resource planning and customer relationship management project that went live for all customers at the end of Q3 2024. • The rise in General and Administrative costs is mainly attributed to consulting fees and marketing expenses linked to promotional campaigns. EBITDA was +17.3% higher in Q4 2024 and +15.1% in 2024, as a result of higher traffic volumes and toll rates. Dividends: CAD 700 million was paid in Q4 2024 (CAD 650 million in Q4 2023), reaching CAD 1,100 million dividends paid to shareholders in 2024 (CAD 950 million in 2023). The dividends distributed to Ferrovial were EUR 321 million in 2024 (EUR 281 million in 2023). Net debt: CAD 9,901 million (average cost of 4.25%) in December 2024 vs. CAD 9,464 million in December 2023. 58% of debt matures beyond 2038. Upcoming bond maturity dates include CAD 374 million in 2025, CAD 389 million in 2026 and CAD 377 million in 2027. 407 ETR bond maturity profile (CAD million) Senior Bonds Subordinated Bonds Junior Bonds 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 0 100 200 300 400 500 600 700 • On April 4, 2024, 407 ETR issued CAD 250 million Senior Bonds, Series 24-A1, to repay Senior Bonds Series 14-A1, on May 16, 2024. • On October 9, 2024, 407 ETR issued CAD 500 million Senior Bonds, Series 24-A2, to repay the outstanding balance on Syndicated Credit Facility, to fund related debt service reserve fund and for other general corporate purposes. 407 ETR credit rating • S&P: "A" (Senior Debt), "A-" (Junior Debt) & "BBB" (Subordinated Debt), with stable outlook, reaffirmed on July 31, 2024. • DBRS: "A" (Senior Debt), "A low" (Junior Debt) & “BBB” (Subordinated Debt), with stable outlook, reaffirmed on July 11, 2024. 407 ETR Toll Rates 407 ETR implemented a new toll rate schedule on February 1, 2024, following a four-year rate freeze since February 2020. This toll rate increase terminated the Force Majeure event, such that the 407 ETR will likely be subject to a Schedule 22 Payment applies for 2025, payable to the Province in 2026, which could be significant. A new toll rate and fee schedule came into effect on January 1, 2025. The changes include additional toll zones and new vehicle classifications. Schedule 22 For the years 2020 to 2024 inclusive, the 407 ETR and the Province agreed that the COVID-19 pandemic was a Force Majeure event under the provisions of the Concession and Ground Lease Agreement (CGLA), and therefore the 407 ETR was not subject to Schedule 22 payments until the end of the Force Majeure event. *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270) FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_25

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

TEXAS MANAGED LANES (USA)

NTE 1-2 (62.97%, globally consolidated)

In Q4 2024, traffic decreased by -1.9% vs. Q4 2023, due to the Capacity Improvement construction works, partially offset by higher mobility in the corridor, showing resilient traffic performance at peak times.

In 2024, traffic was down -2.2% vs. 2023, due to the impact from construction works mentioned above, partially offset by better weather conditions in Q1 2024.

(USD million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.
Transactions (million)	9.9	10.1	-1.9%	38.7	39.6	-2.2%
Avg. revenue per transaction (USD)	8.3	7.5	11.3%	7.7	7.3	6.0%
Revenue	83	76	9.0%	299	289	3.5%
Adjusted EBITDA*	73	67	7.9%	264	255	3.3%
Adjusted EBITDA margin*	87.8%	88.7%		88.1%	88.3%	
Adjusted EBIT*	65	63	3.0%	233	227	2.7%
Adjusted EBIT margin*	78.5%	83.1%		77.8%	78.5%	

The average **revenue per transaction** reached USD 8.3 in Q4 2024, (+11.3% vs Q4 2023), and USD 7.7 in 2024 (+6.0% vs 2023), positively impacted by higher toll rates.

NTE ADJUSTED EBITDA EVOLUTION (USD million)


106
164
213
255
264
85.0%
87.4%
87.9%
88.3%
88.1%
FY 20
FY 21
FY 22
FY 23
FY 24
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: In Q4 2024, NTE distributed USD 92 million at 100% (vs. USD 94.5 million in Q4 2023). In 2024, NTE distributed USD 177 million (EUR 103 million FER's share) compared with USD 187 million in 2023 at 100% (EUR 109 million FER's share).

NTE net debt reached USD 1,330 million in December 2024 (USD 1,263 million in December 2023) with an average cost of 4.46%.

NTE Capacity Improvements: as a result of the success of the project, these Capacity Improvements must be implemented earlier than initially anticipated. The construction works for the Capacity Improvement project commenced at the end of 2023. The completion of the project is forecasted for early 2027. Ferrovial Construction and Webber are serving as the design-build contractor.

Credit rating

	PAB	Bonds
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

LBJ (54.60%, globally consolidated)

In Q4 2024, traffic increased by +9.1% vs. Q4 2023, due to lower impact from construction works in the area. Additionally, higher mobility in the corridor contributed to the stronger year over year performance.

In 2024, traffic was +7.3% higher vs. 2023 for the same reasons as mentioned above. In addition, traffic improved due to better weather conditions in Q1 2024.

(USD million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.
Transactions (million)	12.1	11.1	9.1%	46.4	43.3	7.3%
Avg. revenue per transaction (USD)	4.9	4.5	10.6%	4.8	4.4	8.8%
Revenue	60	50	20.6%	225	193	16.6%
Adjusted EBITDA*	48	39	22.6%	185	158	17.2%
Adjusted EBITDA margin*	79.9%	78.6%		82.3%	81.9%	
Adjusted EBIT*	39	33	20.7%	150	130	16.1%
Adjusted EBIT margin*	65.8%	65.8%		67.0%	67.2%	

The average **revenue per transaction** reached USD 4.9 in Q4 2024, (+10.6% vs Q4 2023), and USD 4.8 in 2024 (+8.8% vs 2023), positively impacted by higher toll rates.

LBJ ADJUSTED EBITDA EVOLUTION (USD million)


72
102
128
158
185
69.1%
77.0%
80.1%
81.9%
82.3%
FY 20
FY 21
FY 22
FY 23
FY 24
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: In Q4 2024, LBJ distributed USD 62 million at 100% (vs. USD 43 million in Q4 2023). In 2024, LBJ distributed USD 107 million (EUR 54 million FER's share) compared with USD 74 million in 2023 at 100% (EUR 37 million FER's share).

LBJ net debt was USD 2,028 million in December 2024 (USD 2,018 million in December 2023) with an average cost of 4.03%.

Credit rating

	PAB	TIFIA	Bonds
Moody's	Baa2	Baa2	Baa2
FITCH	BBB	BBB	BBB

NTE 35W (53.67%, globally consolidated)

In Q4 2024, traffic increased by +9.1% vs. Q4 2023, due to higher mobility in the corridor. The traffic at NTE 35W excluding Segment 3C increased by +7.9% vs. Q4 2023.

In 2024, NTE 35W traffic was +22.3% higher than in 2023. This strong performance was attributed to the opening of NTE 3C to traffic in June 2023. In addition, traffic improved due to better weather conditions during Q1 2024. Traffic on NTE 35W excluding Segment 3C was +10.8% higher compared with 2023.

(USD million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.
Transactions (million)	13.5	12.4	9.1%	51.0	41.7	22.3%
Avg. revenue per transaction (USD)	6.4	5.9	9.3%	6.3	5.6	12.5%
Revenue	87	74	17.7%	320	234	36.8%
Adjusted EBITDA*	71	58	22.9%	266	195	36.8%
Adjusted EBITDA margin*	81.6%	78.2%		83.1%	83.1%	
Adjusted EBIT*	63	38	62.9%	226	156	45.3%
Adjusted EBIT margin*	72.0%	52.0%		70.5%	66.4%	

The average **revenue per transaction** reached USD 6.4 in Q4 2024, (+9.3% vs Q4 2023), and USD 6.3 in 2024 (+12.5% vs 2023), positively impacted by higher toll rates and higher proportion of heavy vehicles.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD million)


82
119
139
195
266
83.4%
83.9%
82.6%
83.1%
83.1%
FY 20
FY 21
FY 22
FY 23
FY 24
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 3.9 million of **revenue sharing** for Q4 2024, reaching USD 14.0 million for 2024. The corresponding revenue sharing for the full year 2023 was accounted in in Q4 2023, amounting to USD 6.2 million.

Dividends: In Q4 2024, NTE 35W distributed USD 103 million at 100% (vs. USD 70 million in Q4 2023). In 2024, NTE 35W distributed USD 176 million (EUR 87 million FER's share) compared with USD 505 million at 100%, which included its first dividends distribution after five years of operation (EUR 251 million FER's share).

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

26_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

NTE 35W net debt reached USD 1,637 million in December 2024 (USD 1,624 million in December 2023) with an average cost of 4.78%.

Credit rating

	PAB	TIFIA
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

I-77 (72.24%, globally consolidated)

In Q4 2024, traffic increased by +12.3% vs. Q4 2023. On September 27, 2024, Hurricane Helene caused the closure of the primary highways I-40 and I-26. As a result, traffic was diverted to I-77, which experienced a temporary benefit, mainly in October. Despite some partial reopenings, certain lanes on these primary highways remain closed.

In 2024, traffic was up by +4.7% vs. 2023, positively impacted by the above-mentioned explanation and better weather conditions in Q1 2024. This was partially offset by the adverse weather caused by Hurricane Debby in Q3 2024 and the beneficial impact of construction activities in the area during Q3 2023.

(USD million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.
Transactions (million)	11.9	10.6	12.3%	42.9	41.0	4.7%
Avg. revenue per transaction (USD)	2.5	2.3	9.7%	2.4	2.2	11.7%
Revenue	30	24	23.3%	107	91	16.9%
Adjusted EBITDA*	20	18	11.9%	69	66	5.7%
Adjusted EBITDA margin*	65.9%	72.6%		65.1%	72.0%	
Adjusted EBIT*	19	13	41.8%	59	55	7.9%
Adjusted EBIT margin*	63.9%	55.6%		55.3%	59.8%	

The average **revenue per transaction** reached USD 2.5 in Q4 2024, +9.7% higher compared with Q4 2023. As part of the agreement with the North Carolina DOT due to Hurricane Helene, I-77 has temporally subsidized toll rates from the beginning of October until early December 2024 to support recovery efforts.

In 2024, the average **revenue per transaction** amounted to USD 2.4 (+11.7% vs 2023), positively impacted by higher toll rates.

I-77 ADJUSTED EBITDA EVOLUTION (USD million)


20
38
66
69
54.9%
62.9%
72.0%
65.1%
FY 21
FY 22
FY 23
FY 24
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 1.0 million of **revenue sharing** for Q4 2024, up to USD 4.6 million for 2024. Additionally, the revenue share from extended vehicles amounted to USD 2.0 million for Q4 2024 (USD 0.7 million in Q4 2023), contributing to a total of USD 5.4 million for 2024 (USD 2.6 million in 2023).

Dividends: In 2024, I-77 distributed dividends for the first time after five years of operation, with the total amounting to USD 307 million at 100% (USD 268 million paid in June, USD 25 million in July and USD 14 million in December at 100%). The dividends distributed to Ferrovial were EUR 205 million.

I-77 net debt was USD 466 million in December 2024 (USD 202 million in December 2023) with an average cost of 6.24%.

On April 25, 2024, I-77 issued USD 371 million of Senior Secured Notes, proceeds which were used mainly to refinance TIFIA, increasing the average life of the outstanding debt. The cost of the new debt is 6.57% (yield to maturity).

Credit rating

	PAB	USPP NOTES
FITCH	BBB	BBB
DBRS	BBB	BBB

I-66 (55.70%, globally consolidated)

In Q4 2024, traffic increased by +9.1% vs. Q4 2023. This increase was mainly attributed to higher mobility within the corridor with strong traffic during peak hours.

In 2024, traffic was up by +11.1% vs 2023, due to higher mobility.

(USD million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.
Transactions (million)	8.7	7.9	9.1%	32.3	29.1	11.1%
Avg. revenue per transaction (USD)	8.2	6.2	30.8%	7.4	5.5	33.2%
Revenue	73	51	41.9%	247	167	47.3%
Adjusted EBITDA*	59	40	46.2%	196	129	52.3%
Adjusted EBITDA margin*	80.5%	78.1%		79.5%	76.9%	
Adjusted EBIT*	32	48	-32.0%	116	70	65.0%
Adjusted EBIT margin*	44.5%	92.9%		46.9%	41.9%	

The average **revenue per transaction** reached USD 8.2 in Q4 2024, +30.8% higher compared with Q4 2023, and USD 7.4 in 2024 (+33.2% vs 2023) improved by higher toll rates.

Dividends: I-66 distributed for the first time dividends in December 2024 of USD 172 million at 100% in its second year of operation (EUR 89 million FER's share). This was possible after fulfilling the TIFIA loan interest payment for 12 months, as permitted by the contract.

I-66 net debt reached USD 1,730 million in December 2024 (USD 1,622 million in December 2023) with an average cost of 3.58%.

Credit rating

	PAB	TIFIA
Moody's	Baa3	Baa3
FITCH	BBB	BBB

IRB Infrastructure Developers (IRB) (19.86%, equity-accounted)

Based on Indian legislation, the latest available information corresponds to the closing of IRB's third quarter of Fiscal Year 2025 (April 2024 to March 2025), which goes from April 2024 to December 2024. For comparison purposes, Ferrovial's consolidated financial statements include IRB's contribution for the twelve months (January to December).

(EUR million)	H2 24	H2 23	VAR.	FY 24	FY 23	VAR.
Revenue	400	442	-9.5%	894	828	7.9%
Adjusted EBITDA*	194	213	-8.8%	449	406	10.5%
Adjusted EBITDA margin*	48.5 %	48.1 %		50.2 %	49.1 %	
Adjusted EBIT*	139	159	-12.2%	336	301	11.6%
Adjusted EBIT margin*	34.8 %	35.9 %		37.5 %	36.3 %	

Ferrovial sold a 5% stake in IRB Infrastructure Developers for EUR 211 million in June 2024, resulting in a capital gain before taxes of EUR 132 million. Ferrovial will continue to be the second-largest shareholder, with a 19.86% stake. It will maintain the same representation on the Board of Directors.

IRB completed two **refinancing** initiatives in 2024, securing a total of **USD 740 million** in Senior Secured US Notes.

IRB Credit rating:

- **Fitch:** "AA-" (Long-term issuer default rating) and "AA-" (US-dollar senior secured notes), with stable outlook, reaffirmed in January 2025.
- **Moody's:** "Ba1" (Long-term corporate family rating) and "Ba2" (Instrument rating), with stable outlook, reaffirmed in October 2024.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_27

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

IRB Infrastructure Trust (23.99%, equity-accounted)

Ferrovial has secured a 23.99% stake in IRB Infrastructure Trust (Private InvIT), which is a subsidiary of IRB Infrastructure Developers, for a total of EUR 728 million. This amount comprises EUR 710 million paid in 2024 and a committed equity investment of EUR 18 million allocated to the Ganga Expressway Project.

Private InvIT manages a portfolio of 14 toll road concessions and 1 under construction across India.

In November 2024, Private InvIT issued a preliminary and non-binding offer to offer five of its matured assets to Public InvIT. In December 2024, an 80.4% stake in Ganga Express was acquired from IRB Infrastructure Developers for EUR 58 million.

The consolidated financial statements of Ferrovial for 2024 only include six months of the Private InvIT's contribution for the second half of 2024 (July to December, six months).

(EUR million)	FY 24
Revenue	243
Adjusted EBITDA*	114
Adjusted EBITDA margin*	46.7 %
Adjusted EBIT*	73
Adjusted EBIT margin*	30.0 %

IRB Infrastructure Trust (Private InvIT) Credit rating:

- **Crisil:** "AAA" (Long-term rating), with watch developing, reaffirmed in November 2024.

OTHER TOLL ROADS

On October 16, 2024 Ferrovial and Interogo Holding created a joint venture vehicle, **Umbrella Roads BV,** to transfer the economic rights and hold the majority of the voting rights of Ferrovial's stakes in the M3 Eurolink and M4 Eurolink motorways in Ireland; the M8-M73-M74 motorway in Scotland; the 407 East Extension Phase 1 and 407 East Extension Phase 2 in Canada; Serrano Park and Autovía de la Plata (A-66) in Spain. The transaction was closed for EUR 100 million.

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated	**781**	**251**	**4,234**	
Ruta del Cacao	59	0	139	30.0%
Silvertown Tunnel	0	28	1,422	22.5%
Anillo Vial Periférico	13	205	–	35.0%
IRB Private InvIT	710	18	2,673	24.0%

- **Ruta del Cacao (Colombia):** 152 km, out of which 81 km are new toll road, including the construction of 16 bridges, 2 viaducts & 2 tunnels with a combined length of 6 km. A 25-year concession, design and construction works are 98.9% complete on an earned value basis as of December 31, 2024.
- **Silvertown Tunnel (London, UK):** an availability payment project with a concession term of 25 years, Silvertown Tunnel is a 1.4 km twin bore road tunnel which will be built under the River Thames. The tunnel is expected to open in April 2025. Design and construction works are 98.8% completed as of December 31, 2024.
- **Anillo Vial Periférico (Lima, Peru):** a Cintra led-consortium, signed the concession contract to develop the Anillo Vial Periférico (Peripheral Ring Road) in Lima under a concession format with an investment of USD 3.4 billion on November 12, 2024. This amount includes contributions from public funds by the Public Administration. Ferrovial, through Cintra, owns 35% of the consortium. This project comprises the design, financing, construction, management and maintenance of a 34.8 km urban toll road.

TENDERS PENDING

Ferrovial remains focused on the U.S. as its key market, and continues to closely monitor private initiatives:

- In February, 2025, the Cintra-led consortium was shortlisted for bidding on the **I-285 East Express Lanes** in Atlanta (Georgia), which consists of the implementation of Managed Lanes along 19 miles. Additionally, the Georgia DOT expects to issue the request for qualification (RFQ) for the **I-285 West Express Lanes** in Q2 2025.
- In January, 2025, the Cintra-led consortium submitted the RFQ for bidding on the **I-24 Southeast Choice Lanes** project in Tennessee. The project will span 21 miles, covering the area between I-40 in Nashville and I-840 in Murfreesboro.
- In October 2024, the Charlotte Regional Transportation Planning Organization voted in favor of launching a tender to procure the **I-77 South Express Lanes** under a concessional model. The North Carolina DOT is expected to issue the RFQ in the summer of 2025.
- Ferrovial is actively monitoring several projects in other states, such as Virginia and Florida. These projects have different degrees of development and are expected to come to market in the coming months. Some of them include Managed Lanes schemes.

In addition to these opportunities in the U.S., Cintra is active in other geographies where selective investments could be pursued. As an example, Cintra was shortlisted for the bidding of **D35 Highway** project (Czech Republic) in December, which follows an availability payment concession model. The project involves the total reconstruction of an existing 35 km section of D35, as well as the operation and maintenance of this section and an adjacent 22 km section reconstructed by third parties. The issuance of the request for proposal (RFP) is expected in Q1 2025, with the submission date in Q3 2025.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

28_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Airports

NTO at JFK (49%, equity-accounted) – USA

As of December 31, 2024, Ferrovial has contributed USD 801 million of equity to the NTO (New Terminal One) project at New York's John F. Kennedy International Airport. Ferrovial's total equity commitment for the project is USD 1,142 million, with remaining equity contribution totaling of USD 341 million to be injected in 2025 and 2026.

The development of the project currently progresses within expectations. Construction progress had reached 60% by the end of 2024. The main milestones achieved in Q4 2024 were the completion of the headhouse weathertight and the beginning of the pre-commissioning of the baggage handling system. The terminal is expected to be operational in 2026, with the concession contract ending in 2060.

NTO has reached 16 agreements with airlines, including contracts executed with ten airlines (Air France, LOT, Etihad, KLM, Korean Airlines[1], EVA Air, Philippine Airlines, Air Serbia, SAS and Neos), five of which were signed in 2024. Additionally, NTO has signed six letters of intention with Turkish Airlines, Air China, and other international carriers. Also, advanced discussions are currently ongoing with a group of leading international carriers.

NTO issued USD 2.55 billion in green bonds in June 2024, the largest issuance of tax-exempt airport debt ever completed, with an all-in interest cost of 4.65% (weighed average maturity of 30 years).

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	742	329	3,515	49 %

[1]*After the merger of Korean Air and Asiana Airlines on December 12, 2024, we are contemplating a single unified airline entity rather than maintaining two separate airlines.*

Dalaman (60%, globally consolidated) – Turkey

Traffic: number of passengers reached 0.9 million in Q4 2024, +9.1% vs. Q4 2023. Domestic traffic increased due to higher capacity coupled with an increase in load factors. International traffic also delivered a strong performance, driven by Russia and the UK.

The airport recorded 5.6 million passengers in 2024, +7.7% higher than in 2023, driven by several airlines' increased capacity and new routes to the UK and other European countries, as well as higher domestic traffic.

The region of Sarıgerme located in Muğla Province, south-west Turkey, has been declared as a tourism development area. This recognition is expected to enable the development of hotels and golf courses, which should help support the growth of the airport.

(EUR million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.
Traffic	0.9	0.8	9.1%	5.6	5.2	7.7%
Revenue	15	8	79.0%	82	71	16.2%
Adjusted EBITDA*	10	8	28.0%	64	55	16.6%
Adjusted EBITDA margin*	68.1%	95.2%		78.4%	78.1%	
Adjusted EBIT*	7	5	30.0%	42	36	17.8%
Adjusted EBIT margin*	45.7%	62.9%		51.8%	51.1%	

Revenue reached EUR 15 million in Q4 2024 (+79.0% vs Q4 2023). In 2024, revenue totaled EUR 82 million (+16.2% vs 2023), boosted by higher passenger volumes coupled with better non-aero performance, mainly from duty free which introduced a new lay-out in 2024.

Adjusted EBITDA stood at EUR 10 million in Q4 2024 (+28.0% vs Q4 2023) and EUR 64 million in 2024 (+16.6% vs 2023).

Cash amounted to EUR 34 million as of December 31, 2024 (EUR 18 million as of December 31, 2023).

Dalaman net debt stood at EUR 70 million as of December 31, 2024 (EUR 96 million as of December 31, 2023).

HEATHROW – UK

Sale of Ferrovial stake (19.75%) in Heathrow

On June 14, 2024, Ferrovial announced that Ardian and PIF had made a revised offer to acquire shares representing 37.62% of the share capital of FGP Topco for GBP 3.3 billion, Ferrovial's share (19.75%) for GBP 1.7 billion. The offer has been accepted by Ferrovial and certain of the Tagging Shareholders. As a result, an agreement has been entered into pursuant to which Ferrovial and certain Tagging Shareholders sold a pro rata portion of their shares in FGP Topco, such that Ferrovial will retain 5.25% and the Tagging Shareholders 4.75% of the share capital of FGP Topco. Ardian and PIF will hold shares representing c. 22.6% and c.15.0%, respectively, through separate vehicles.

On December 12, 2024, Ferrovial and the Tagging Shareholders completed the sale of 37.62% of the share capital of FGP Topco. As a result of the transaction, Ferrovial recognized at 2024 year-end a profit of EUR 2,570 million, of which EUR 2,023 million corresponds to the shares sold and EUR 547 million to the 5.25% stake retained, which will be registered as a financial investment valued at fair value with changes recognized through profit and loss.

Heathrow 5.25% stake divestment

On February 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c. GBP 455 million, which will be adjusted with an interest rate to be applied until closing. As part of the same agreement, other shareholders of Topco, including CDPQ, have also reached an agreement to sell an additional 4.75% to Ardian.

The transaction is subject to complying with the right of first offer (ROFO) which may be exercised by Topco shareholders pursuant to the Shareholders' Agreement and the Articles of Association of the company.

Full completion of the acquisition under the agreement is also subject to the satisfaction of applicable regulatory conditions.

AGS – UK

Sale of Ferrovial stake (50%) in AGS

On November 13, 2024, Ferrovial announced that an agreement has been reached with Avialliance UK Limited for the sale of its entire stake (50%) in AGS Airports Holdings Limited (AGS), the parent company owning the Aberdeen, Glasgow and Southampton Airports. As part of the agreement, Macquarie (Ferrovial's joint venture partner in AGS) will also sell its entire stake (50%) in AGS.

The agreement valued 100% of the stake at GBP 900 million, representing the equity value for a 100% interest in AGS.

On January 28, 2025, Ferrovial announced the completion of the sale of its stake in AGS for GBP 450 million. This will give rise to a capital gain of c.EUR 300 million which is expected to impact the results of Q1 2025.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_29

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Construction

Revenue	**EUR 7,234 million**	**+3.8%**	**LfL growth***
Adjusted EBIT*	**EUR 284 million**	**3.9%**	**Adjusted EBIT* margin**

Revenue increased by +3.8% LfL marking a historical record for the Construction division. Revenue from North America accounted for 34%, while Poland contributed 29%. For comparable purposes, 2023 figures have been restated excluding the Energy Solutions activity as it has been integrated within the Energy division since January 2024 (2023: EUR 202 million of revenue and EUR 1 million of Adjusted EBIT).

In 2024, Construction **adjusted EBIT** totaled EUR 284 million, representing a 3.9% adjusted EBIT margin (1.1% in 2023). Construction delivered another quarter of profitability improvement, reaching the 2024 target (3.5% EBIT mg). Details by subdivision:

- **Budimex:** Revenue decreased by -7.0% LfL vs. 2023, mainly in Civil Works due to the termination of contracts not offset by the new contracts awarded, since these have suffered delays in the bidding process after a change of government. Adjusted EBIT margin improved from 7.6% in 2023 to 8.0% in 2024, a continuation of the positive trend observed since the second half of 2023, favored by effective risk mitigation strategies employed in the completion of contracts. Profitability in Q4 2024, although higher than average for total FY24, was lower compared with Q4 2023 due to the extraordinary impact recognized last year from the increase in the cap of the price indexation agreements in public contracts for roads and rail.
- **Webber:** Revenue increased by +22.4% LfL vs. 2023, largely from Civil Works activities on the back of numerous awards in 2023 and 2024. Adjusted EBIT margin was higher at 3.0% in 2024 vs. 2.8% in 2023.
- **Ferrovial Construction:** Revenue increased by +3.3% LfL vs. 2023, mostly in Canada and UK, which offset the completion of large contracts in North America (I-66 in Virginia, I-285 in Georgia and NTE 3C in Dallas). Adjusted EBIT totaled EUR 61 million (EUR -127 million in 2023) showing an improvement compared with previous quarters, mainly due to the absence of losses in the completion works in large projects in the U.S., as well as generalized improvements in almost all geographies in the final phases or by performance improvements once the projects are leaving their initial phases behind. Since Q4 2024 profitability has been negatively affected by the recognition of a penalty in a project in Colombia, as the client has denied the request of the construction joint venture for force majeure associated with unforeseen geological problems in lands that have suffered several landslides. Additionally, provisions have been made for the pending costs foreseen for the execution of the new technical solution, currently under negotiation with the client. Ferrovial has initiated legal proceedings.

2024 Order book & LfL change vs 2023:

(EUR million)


LfL growth*
-11.1%
+31.0%
+20.0%
6,657
4,389
5,710
F. Construction
Budimex
Webber

The **order book reached an all-time high,** standing at EUR 16,755 million as of December 2024 (+7.5% LfL compared with December 2023). The Civil Works segment remains the largest segment (68%) and continues to adopt highly selective criteria when participating in tenders.

The percentage of the construction order book (excluding Webber and Budimex) from projects with Ferrovial reached 6% in December 2024 (8% in December 2023).

The order book figure, at December 2024, does not include pre-awarded contracts or contracts pending of commercial or financial agreement, which amount to c.EUR 2,670 million, and primarily consist of contracts from Ferrovial Construction (Peripheral Ring Road in Lima and HS2 Track in the UK) and Budimex.

P&L DETAILS (EUR million)

CONSTRUCTION	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Revenue	1,998	1,875	6.5%	7,234	6,869	5.3%	3.8%
Adjusted EBITDA*	106	85	25.2%	430	211	103.7%	95.4%
Adjusted EBITDA margin*	5.3%	4.5%		5.9%	3.1%		
Adjusted EBIT*	81	43	86.7%	284	77	n.s.	n.s.
Adjusted EBIT margin*	4.1%	2.3%		3.9%	1.1%		
Order book*				16,755	15,179	10.4%	7.5%

BUDIMEX	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Revenue	607	632	-4.1%	2,119	2,160	-1.9%	-7.0%
Adjusted EBITDA*	63	73	-13.9%	207	199	4.1%	-1.7%
Adjusted EBITDA margin*	10.3%	11.5%		9.8%	9.2%		
Adjusted EBIT*	53	63	-16.8%	170	164	3.5%	-2.4%
Adjusted EBIT margin*	8.7%	10.0%		8.0%	7.6%		
Order book*				4,389	3,301	33.0%	31.0%

WEBBER	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Revenue	515	363	41.9%	1,725	1,411	22.2%	22.4%
Adjusted EBITDA*	19	24	-19.9%	100	81	23.1%	23.1%
Adjusted EBITDA margin*	3.7%	6.5%		5.8%	5.8%		
Adjusted EBIT*	15	10	55.2%	52	39	32.7%	32.8%
Adjusted EBIT margin*	3.0%	2.8%		3.0%	2.8%		
Order book*				5,710	4,459	28.0%	20.0%

F. CONSTRUCTION	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Revenue	876	880	-0.4%	3,391	3,299	2.8%	3.3%
Adjusted EBITDA*	25	-12	n.s.	123	-69	279.6%	-272.7%
Adjusted EBITDA margin*	2.8%	-1.3%		3.6%	-2.1%		
Adjusted EBIT*	13	-30	142.4%	61	-127	148.4%	-147.3%
Adjusted EBIT margin*	1.5%	-3.4%		1.8%	-3.8%		
Order book*				6,657	7,419	-10.3%	-11.1%

Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)

30_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Consolidated P&L

(EUR million)	Q4 24	Q4 23	FY 24	FY 23
Revenue	**2,504**	**2,293**	**9,147**	**8,514**
Adjusted EBITDA*	**334**	**291**	**1,342**	**991**
Fixed asset depreciation	-100	-94	-441	-401
Adjusted EBIT*	**234**	**197**	**901**	**590**
Disposals & impairments	2,043	35	2,208	35
Operating profit/(loss)	**2,277**	**232**	**3,109**	**625**
Financial Results	**483**	**-88**	**274**	**-184**
Financial Result from infrastructure projects	-106	-112	-411	-372
Financial Result from ex-infrastructure projects	589	25	685	188
Equity-accounted affiliates	47	68	238	215
Profit/(loss) before tax from continuing operations	**2,807**	**213**	**3,621**	**656**
Income tax	-66	-74	-145	-42
Net profit/(loss) from continuing operations	**2,741**	**139**	**3,476**	**614**
Net profit/(loss) from discontinued operations	5	8	14	16
Net profit/(loss)	**2,746**	**148**	**3,490**	**630**
Net profit/(loss) attributed to non-controlling interests	-81	-52	-251	-170
Net profit/(loss) attributed to the parent company	**2,665**	**96**	**3,239**	**460**

Revenue of EUR 9,147 million (+6.7% LfL growth), driven primarily by higher Toll Roads revenue (+19.6% LfL growth) and higher contribution from Construction (+3.8% LfL growth).

Adjusted EBITDA reached EUR 1,342 million (+38.9% LfL growth), driven by a higher contribution from Toll Roads (+19.5% LfL growth), particularly US Toll Roads with adjusted EBITDA of EUR 906 million (+22.2% vs 2023). Construction delivered a strong performance in the year, reaching EUR 430 million of adj. EBITDA (+95.4% LfL growth).

Depreciation: +10.2% to EUR -441 million, primarily due to traffic increase in Toll Roads and increased activity in Construction.

Disposals and impairments of EUR 2,208 million related to capital gains from disposals including the 19.75% stake sale in Heathrow (EUR 2,023 million), the 5% stake sale in IRB Infrastructure Developers (EUR 132 million) and the 24.78% stake sale in Serveo (EUR 33 million).

Financial results of EUR 274 million of financial income in 2024 vs. EUR -184 million of financial expenses in 2023 related to the higher financial result from ex-infrastructure projects.

- **Infrastructure projects:** EUR -411 million (EUR -372 million in 2023). The increase was primarily due to the opening of NTE 3C (NTE 35W), as financial expenses stopped being capitalized once it began operations in June 2023. Additionally, higher financial costs from increased debt following the I-77 refinancing process. Together with financial expenses related to the provisions for the support for corridor improvements obligations in I-66 which began to be accrued in 2024.
- **Ex-infrastructure projects:** EUR 685 million (EUR 188 million in 2023). This higher income comes as a result of the sale of a 19.75% stake in Heathrow, as Ferrovial has recognized the remaining stake of 5.25% as a financial asset at fair value for EUR 547 million. On the contrary, there was a negative impact coming from lower cash remuneration on the back of lower cash position along the year.

Equity-accounted affiliates reached EUR 238 million after tax (EUR 215 million in 2023). The stronger performance compared with 2023 is mostly related to 407 ETR, due to the toll rate increase in 2024 and the solid traffic recovery.

(EUR million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.
Toll Roads	45	65	-30.3%	226	198	14.1%
407 ETR	46	35	34.0%	188	154	22.0%
IRB**	3	8	-62.6%	13	14	-13.6%
IRB Private InvIT**	-8		n.s.	-8		n.s.
Others	4	23	-81.4%	34	30	14.3%
Airports	3	2	1.2%	9	11	-12.4%
Construction	0	0	88.4%	0	0	139.3%
Others	0	0	-153.1%	3	6	-47.1%
Total	**47**	**68**	**-29.8%**	**238**	**215**	**11.1%**

REVENUE

(EUR million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Toll Roads	340	304	11.6%	1,256	1,085	15.8%	19.6%
Airports	17	10	64.2%	91	80	13.7%	13.7%
Construction	1,998	1,875	6.5%	7,234	6,869	5.3%	3.8%
Energy	96	56	71.9%	270	207	30.6%	30.6%
Others	54	47	14.2%	296	273	8.4%	12.1%
Revenue	**2,504**	**2,293**	**9.2%**	**9,147**	**8,514**	**7.4%**	**6.7%**

ADJUSTED EBITDA*

(EUR million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Toll Roads	246	222	10.9%	918	799	15.0%	19.5%
Airports	-2	-1	-148.1%	26	22	19.4%	19.6%
Construction	106	85	25.2%	430	211	103.7%	95.4%
Energy	2	-1	n.s.	2	0	n.s.	n.s.
Others	-18	-14	-27.4%	-34	-41	17.0%	21.5%
Adjusted EBITDA*	**334**	**291**	**14.8%**	**1,342**	**991**	**35.5%**	**38.9%**

ADJUSTED EBIT*

(EUR million)	Q4 24	Q4 23	VAR.	FY 24	FY 23	VAR.	LfL growth*
Toll Roads	186	180	2.8%	686	586	16.9%	22.0%
Airports	-5	-4	-40.4%	4	2	65.4%	67.8%
Construction	81	44	84.6%	284	77	n.s.	n.s.
Energy	-2	-3	38.9%	-11	-8	-39.1%	-39.1%
Others	-26	-21	-21.9%	-62	-68	9.5%	11.4%
Adjusted EBIT*	**234**	**197**	**18.9%**	**901**	**590**	**52.7%**	**57.8%**

Income tax: the corporate tax expense for 2024 was EUR -145 million (vs EUR -42 million in 2023). There are several factors that impacted 2024 corporate tax expense, including:

- Results from divestments completed during 2024 which are tax exempt under the application of the participation exemption (EUR 2,814 million)
- Equity-accounted companies' profit must be excluded, as it is already net of tax (EUR 238 million).
- Consolidation tax adjustments without tax impact (EUR 148 million), mainly due to US concessional assets.
- Other impacts are further explained in note 2.7 of the Financial Statements

Taking into account the aforementioned adjustments to the profit before tax, along with the positive adjustment from the previous years' regularization (EUR 26 million) and the withholding tax expense (EUR 36 million) among others, the resulting effective income tax rate is 4%.

Net income from continuing operations totaled EUR 3,476 million in 2024 (EUR 614 million in 2023).

Net income from discontinued operations was EUR 14 million related to the update of the indemnities and earn-outs following the divestment of the Services Business in Spain and Portugal and other adjustments related to the Amey divestment in the UK.

Net income attributed to the parent company reached EUR 3,239 million in 2024 (EUR 460 million in 2023).

The 2023 figures reported to the SEC did not include the impact related to the DAEX (tax deduction for export activities): EUR 199 million to the Net income (EUR 73 million from Income tax and EUR 46 million from Financial Results).

Related Party Transactions: The information on related party transaction is included in the note 6.8 of the Consolidated Financial Statements.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

***IRB and IRB Private InvIT include a contribution of six months (July-December) instead of three months (October-December) for the last quarter of the year due to the latest information available.*

INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_31

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Consolidated Statements of Financial Position

(EUR million)	DEC-24	DEC-23
NON-CURRENT ASSETS	**21,327**	**19,328**
Goodwill	500	475
Intangible assets	128	122
Fixed assets in infrastructure projects	14,147	13,495
Intangible asset model	13,989	13,333
Financial asset model	158	162
Investment property	0	0
Property, plant and equipment	772	594
Right-of-use assets	238	196
Investments in associates	3,023	2,038
Non-current financial assets	1,139	1,148
Loans granted to associates	101	262
Non-current restricted cash	401	628
Other non-current receivables	637	258
Deferred tax assets	1,159	1,006
Long-term financial derivatives at fair value	221	254
CURRENT ASSETS	**7,672**	**6,990**
Inventories	492	458
Current income tax assets	48	35
Short-term trade and other receivables	2,228	1,677
Trade receivable for sales and services	1,625	1,353
Other short-term receivables	603	324
Other short term financial assets	0	0
Cash and cash equivalents	4,828	4,789
Infrastructure project companies	175	204
Restricted Cash	18	31
Other cash and equivalents	157	173
Ex-infrastructure project companies	4,653	4,585
Short-term financial derivatives at fair value	20	31
Assets held for sale	56	0
TOTAL ASSETS	**28,999**	**26,318**

(EUR million)	DEC-24	DEC-23
EQUITY	**8,120**	**5,879**
Equity attributable to shareholders	6,075	3,766
Equity attributable to non-controlling interests	2,045	2,113
NON-CURRENT LIABILITIES	**14,578**	**14,664**
Deferred Income	1,375	1,334
Employee benefit plans	4	3
Long-term provisions	353	268
Long-term lease liabilities	165	141
Borrowings	10,092	10,423
Debentures and borrowings of infrastructure project companies	8,256	7,852
Debentures and borrowings of ex-infrastructure project companies	1,836	2,571
Other payables	1,279	1,310
Deferred taxes	1,239	1,086
Long-term financial derivatives at fair value	71	99
CURRENT LIABILITIES	**6,301**	**5,775**
Short-term lease liabilities	80	59
Borrowings	1,196	942
Debentures and borrowings of infrastructure project companies	143	63
Debentures and borrowings of ex-infrastructure project companies	1,053	879
Financial derivatives at fair value	61	34
Current income tax liabilities	80	83
Short-term trade and other payables	3,902	3,646
Trade payables	1,781	1,698
Advance payments from customers and work certified in advance	1,619	1,529
Other short-term payables	502	419
Short-term provisions	958	1,011
Liabilities held for sale	24	0
TOTAL LIABILITIES & EQUITY	**28,999**	**26,318**

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


CURRENT ASSETS
EUR 7,672 million
26%
28%
EQUITY
EUR 8,120 million
NON-CURRENT ASSETS
EUR 21,327 million
74%
50%
NON-CURRENT LIABILITIES
EUR 14,578 million
22%
CURRENT LIABILITIES
EUR 6,301 million

32_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	DEC-24	DEC-23
Cash and cash equivalents from ex-infrastructure project companies	-4,653	-4,585
Short and long-term borrowings from ex-infrastructure project companies	2,889	3,449
Others from ex-infrastructure project companies**	-30	15
Consolidated Net Debt of ex-infrastructure project companies*	**-1,794**	**-1,121**
Cash and cash equivalents from infrastructure project companies	-175	-204
Short and long-term borrowings from infrastructure project companies	8,400	7,915
Others from infrastructure project companies***	-369	-612
Consolidated Net Debt of infrastructure project companies*	**7,856**	**7,100**
Consolidated Net Debt*	**6,061**	**5,979**

CONSOLIDATED BORROWINGS

DEC-24 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	2,889	8,400	11,288
% fixed	91.1%	97.0%	95.5%
% variable	8.9%	3.0%	4.5%
Average rate	2.2%	4.5%	3.9%
Average maturity (years)	2	19	15

CHANGE IN CONSOLIDATED NET DEBT

(EUR million)	As of December 31, 2024			
	Change in Consolidated Net Debt (1+2+3)	Ex-infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
Cash flow from operating activities	1,293	861	1,016	-584
Cash flow from/ (used in) investing activities	1,313	1,161	73	79
Activity Cash Flows	2,605	2,022	1,088	-505
Cash flow from/ (used in) financing activities	-2,591	-1,975	-1,121	505
Effect of exchange rate on cash and cash equivalents	59	54	5	0
Change in cash and cash equivalents due to consolidation scope changes	-35	-32	-3	0
Change in cash and cash equivalents from discontinued operations	0	0	0	0
Cash flows (change in cash and cash equivalents) (A)	39	68	-29	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (B)	4,789	4,584	204	0
CASH AND CASH EQUIVALENTS AT END OF YEAR(C=A+B)	4,828	4,653	175	0
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT THE BEGINNING OF YEAR (D)	11,365	3,449	7,915	0
Change in short and long-term borrowings (E)	-76	-561	484	0
OTHER CONSOLIDATED NET DEBT COMPONENTS AT THE BEGINNING OF THE YEAR (F)	-597	15	-612	
Other changes in consolidated net debt (G)	198	-45	243	0
OTHER CONSOLIDATED NET DEBT COMPONENTS AT YEAR END (H=G+F)	-399	-30	-369	
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT END OF YEAR (I=D+E+H)	10,889	2,858	8,031	0
Change in consolidated net debt (J=G+F-A)	82	-674	756	0
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (D-B+F)	5,979	-1,121	7,100	0
CONSOLIDATED NET DEBT AT END OF YEAR (I-C)	6,061	-1,794	7,856	0

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -4,653 million**
Borrowings and other	**EUR 2,858 million**
Consolidated Net Debt of ex-infrastructure project companies*	**EUR -1,794 million**

LIQUIDITY*

(EUR million)	DEC-24
Cash and cash equivalents	4,653
Undrawn credit lines	651
Others	16
Total Liquidity ex-infrastructure projects	**5,320**

DEBT MATURITIES (EUR million)

2025*	2026	2027	>2028
1,001	789	72	1,033

(*) In 2024, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at December 31st, 2024, had a carrying amount of EUR 249 million (3.165% average rate) and maturing in 2025.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*
***Others from ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

****Others from infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_33

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR million)*/**


CASH FLOWS EUR +68 M
OPERATING (EUR +861 M)
INVESTING (EUR +1,161 M)
FINANCING (EUR -1,954 M)
CASH 4,585
947
258
(157)
(187)
(1,591)
170
2,582
(831)
(272)
(905)
54
CASH 4,653
DEBT & OTHERS 3,464
Dividends from projects
Construction Op. Cash Flow (ex-tax payments, ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received and other investing activities cash flows
Divestments
Shareholder Distributions
Other treasury shares repurchase
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
DEBT & OTHERS 2,858
CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR -606 M
NET DEBT EUR -1,121M
FY 23
NET DEBT EUR -1,794M
FY 24

(**) Due to rounding, numbers may not add up precisely.
Ferrovial's consolidated net debt includes Budimex's consolidated net debt at 100% that reached EUR -864 million in December 2023 and EUR -733 million in December 2024.

Cash and cash equivalents at ex-infrastructure project companies stood at EUR 4,653 million in December 2024 vs. EUR 4,585 million in December 2023. The main drivers of this change were:

- **Dividends from projects** amounted to EUR 947 million, with EUR 895 million from Toll Roads. Notably, I-77 (EUR 205 million) and I-66 (EUR 89 million) distributed their first dividend, while 407 ETR, Texas Managed Lanes and Construction, contributed EUR 321 million, EUR 244 million and EUR 34 million of dividends, respectively.
- **Construction Operating Cash Flow (ex-tax payment, ex-dividends):** EUR 258 million impacted by the positive performance in Webber and Budimex, partially offset by outflows in North America.
- **Tax payments** reached EUR -187 million, including EUR -102 million of withholding tax on dividends paid from Canada, along with the EUR -48 million of corporate income tax in Budimex, and the tax rates of subsidiaries operating in other jurisdictions.
- **Investments** stood at EUR -1,591 million, mainly related to the Toll Roads division including EUR -710 million related to the acquisition of a 23.99% stake in IRB Infrastructure Trust as well as the Airports division including EUR -469 million of equity invested in NTO and EUR -47 million invested in AGS to refinance its existing debt facility. Investments in the Energy division totaled EUR -102 million, and were primarily focused on the US and Poland.
- **Divestments** reached EUR 2,582 million in 2024 (EUR 43 million in 2023), largely driven by:
  - the divestment of a 19.75% stake in Heathrow for EUR 2 billion
  - the sale of a 5% stake in IRB Infrastructure Developers for EUR 211 million
  - the collection of the vendor loan granted in relation to the Amey divestment for EUR 176 million
  - the sale of "Umbrella Roads BV" for EUR 100 million
  - the 24.78% stake sale in Serveo for EUR 40 million
- **Shareholder distribution:** EUR -831 million, including cash dividend payments of EUR -130 million and EUR -701 million of share repurchases made under two separate share buyback programs announced on November 30, 2023 and on May 9, 2024.
- **Other treasury shares repurchase:** EUR -272 million, following the announcement of the additional Treasury stock repurchase program in August 2024 and then extended in December 2024. This program aims to repurchase Ferrovial shares that could be cancelled or used for various corporate purposes.
- **Other cash flows from (used in) financing activities** of EUR -905 million, driven by the repayment of EUR -569 million of borrowings (primarily Corporate Bonds and Euro Commercial Paper), EUR -114 million in dividends paid to minority shareholders (mainly associated with Budimex), EUR -100 million from financial leases, and EUR -86 million from interest payments.
- **Effect of exchange rate on Cash & Cash equivalents** was EUR 54 million.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

34_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Consolidated cash flow

FY 24 (EUR million)	CONSOLIDATED CASH FLOW	Cash flows of ex-infrastructure project companies	Cash flows of infrastructure project companies	Intercompany eliminations
Adjusted EBITDA*	1,342	269	1,075	-2
Dividends from projects	363	947	0	-584
Other cash flows from (used in) operating activities	-221	-168	-55	2
Cash flows from (used in) operating activities excluding tax payments	**1,485**	**1,048**	**1,021**	**-584**
Tax payments	-192	-187	-5	0
Cash flows from (used in) operating activities	**1,293**	**861**	**1,016**	**-584**
Investments	-1,697	-1,591	-184	79
Interest received and other investing activities Cash flows	428	170	258	0
Divestments	2,582	2,582	0	0
Cash flows from (used in) investing activities	**1,314**	**1,161**	**74**	**79**
Activity cash flows	**2,606**	**2,022**	**1,089**	**-505**
Interest paid	-464	-86	-377	0
Ferrovial shareholder distributions	-831	-831	0	0
Cash dividend	-130	-130	0	0
Treasury share repurchase	-701	-701	0	0
Other treasury share repurchase	-272	-272	0	0
Other shareholder distributions to subsidiary minorities	-444	-114	-911	580
Other cash flows from (used in) financing activities	-580	-672	167	-75
Cash flows from (used in) financing activities	**-2,591**	**-1,975**	**-1,121**	**505**
Effect of exchange rate on cash and cash equivalents	**59**	**54**	**5**	**0**
Change in cash and cash equivalents due to consolidation scope changes	**-35**	**-32**	**-3**	**0**
Change in cash and cash equivalents	**39**	**68**	**-29**	**0**
Cash and cash equivalents at beginning of year	**4,789**	**4,585**	**204**	**0**
Cash and cash equivalents at end of year	**4,828**	**4,653**	**175**	**0**

FY 23 (EUR million)	CONSOLIDATED CASH FLOW	Cash flows of ex-infrastructure project companies	Cash flows of infrastructure project companies	Intercompany eliminations
Adjusted EBITDA*	991	51	940	0
Dividends from projects	324	741	0	-417
Other cash flows from (used in) operating activities	119	154	-36	0
Cash flows from (used in) operating activities excluding tax payments	**1,433**	**946**	**904**	**-417**
Tax payments	-170	-155	-15	0
Cash flows from (used in) operating activities	**1,263**	**791**	**890**	**-417**
Investments	-654	-454	-310	111
Interest received and other investing activities Cash flows	185	228	-36	-6
Divestments	43	43	0	0
Cash flows from (used in) investing activities	**-426**	**-184**	**-347**	**104**
Activity cash flows	**837**	**607**	**543**	**-313**
Interest paid	-432	-83	-355	6
Ferrovial shareholder distributions	-250	-250	0	0
Cash dividend	-136	-136	0	0
Treasury share repurchase	-114	-114	0	0
Other treasury share repurchase	0	0	0	0
Other shareholder distributions to subsidiary minorities	-377	-51	-743	417
Other cash flows from (used in) financing activities	-246	-761	626	-111
Cash flows from (used in) financing activities	**-1,304**	**-1,146**	**-471**	**313**
Effect of exchange rate on cash and cash equivalents	**160**	**161**	**-1**	**0**
Change in cash and cash equivalents due to consolidation scope changes	**-34**	**0**	**-34**	**0**
Change in cash and cash equivalents from discontinued operations	**0**	**0**	**0**	**0**
Change in cash and cash equivalents	**-341**	**-378**	**37**	**0**
Cash and cash equivalents at beginning of year	**5,130**	**4,962**	**168**	**0**
Cash and cash equivalents at end of year	**4,789**	**4,585**	**204**	**0**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_35

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

EX-INFRASTRUCTURE PROJECT CASH FLOWS*

Cash flows from (used in) operating and investing activities

The ex-infrastructure cash flows from (used in) operating and investing activities are as follows:

FY 24 (EUR million)	Cash flows from (used in) operating activities	Cash flows from (used in) investing activities	Total
Toll Roads projects**	895	-426	468
Airports projects**	8	1,486	1,493
Construction	291	-113	178
Energy	1	-102	-101
Others***	-146	147	0
Interest received and other investing activities Cash flows	0	170	170
Total excluding tax payments	**1,048**	**1,161**	**2,209**
Tax payments	-187	0	-187
Total	**861**	**1,161**	**2,022**

***Cash flows from operating activities in Toll Roads and Airports refers to dividends*

FY 23 (EUR million)	Cash flows from (used in) operating activities	Cash flows from (used in) investing activities	Total
Toll Roads projects**	704	-66	638
Airports projects**	6	-245	-239
Construction	392	-63	329
Energy	2	-23	-21
Others***	-159	-15	-174
Interest received and other investing activities Cash flows	0	228	228
Total excluding tax payments	**946**	**-184**	**762**
Tax payments	-155	0	-155
Total	**791**	**-184**	**607**

Cash flows from (used in) operating activities

As of December 31, 2024, ex-infrastructure cash flows from (used in) operating activities totaled EUR 1,048 million (before tax), compared with EUR 946 million in 2023, due to higher dividends from Toll Roads (EUR 895 million) including the first dividend distribution from I-77 (EUR 205 million) and I-66 (EUR 89 million), partially offset by the lower contribution from the Construction division, mainly in the UK, Australia and Poland.

Cash flows from (used in) operating activities	FY 24	FY 23
Toll Roads projects**	895	704
Airports projects**	8	6
Construction	291	392
Energy	1	2
Others***	-146	-159
Total excluding tax payments	**1,048**	**946**
Tax payments	-187	-155
Total	**861**	**791**

***Cash flows from operating activities in Toll Roads and Airports refers to dividends*
****Others include the operating cash flow from Corporate Business, Airports, Toll Roads & Energy headquarters, along with Services business.*

Breakdown of cash flow from Construction:

Construction (EUR million)	FY 24	FY 23
Adjusted EBITDA*	430	211
Adj. EBITDA infrastructure projects	8	7
Adj. EBITDA ex-infrastructure projects	422	204
Dividends from projects	34	0
Other Cash Flows from (used in) operating activities (ex Tax payments ex infrastructure projects)	-164	189
Construction Ex Infrastructure Cash Flows from (used in) operating activities Ex Tax payments	**291**	**392**

Dividends received from projects reached EUR 947 million in 2024 (EUR 741 million in 2023).

(EUR million)	FY 24	FY 23
Toll Roads	895	704
Airports	8	6
Construction	34	0
Energy	4	18
Others	7	12
Total Dividends from projects*	**947**	**741**

Dividends from Toll Roads projects totaled EUR 5 million in 2024 (EUR 6 million in 2023), including the first dividend distributions from I-77 (EUR 205 million) and I-66 (EUR 89 million).

Toll Roads Dividends (EUR million)	FY 24	FY 23
407 ETR	321	281
NTE	103	109
LBJ	54	37
NTE 35W	87	251
I-77	205	0
I-66	89	0
IRB	7	1
IRB Private InvIT	4	0
Irish toll roads	2	2
Portuguese toll roads	1	1
Australian toll roads	7	9
Spanish toll roads	10	8
Others	5	6
Total	**895**	**704**

Dividends from Airports projects were EUR 8 million from the Doha airport maintenance contract in 2024 (EUR 6 million in 2023).

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

36_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Cash flows from (used in) investing activities

FY 24 (EUR million)	Investments	Divestments	Cash flows from (used in) investing activities
Toll Roads	-738	311	-426
Airports	-521	2,006	1,486
Construction	-123	10	-113
Energy	-102	0	-102
Other	-108	254	147
Interest received and other investing activities Cash flows	170	0	170
Total	**-1,421**	**2,582**	**1,161**

FY 23 (EUR million)	Investments	Divestments	Cash flows from (used in) investing activities
Toll Roads	-98	32	-66
Airports	-245	0	-245
Construction	-68	6	-63
Energy	-23	0	-23
Other	-20	5	-15
Interest received and other investing activities Cash flows	228	0	228
Total	**-226**	**43**	**-184**

The **cash flows from (used in) investing activities** reached EUR 1,161 million in 2024, including:

- **Investments** reached EUR -1,421 million in 2024 (EUR -226 million in 2023), most noteworthy the acquisition of a 23.99% stake in IRB Infrastructure Trust (EUR -710 million) in the Toll Roads division along with higher equity invested in NTO in 2024, partially offset by lower interest received compared with 2023.
- **Divestments** reached EUR 2,582 million in 2024 (EUR 43 million in 2023) largely linked to the sale of a 19.75% stake in Heathrow (EUR 2 billion).

Cash flows from (used in) financing activities

- **Interest paid** reached EUR -86 million in 2024 (EUR -83 million in 2023).
- **Ferrovial Shareholder distribution:** EUR -831 million in 2024, (EUR -250 million in 2023), consisting of EUR -130 million from cash dividends and EUR -701 million from the share repurchase programs announced on November 30, 2023 and on May 9, 2024.
- **Other treasury shares repurchase:** EUR -272 million, following the announcement of the additional Treasury stock repurchase program in August 2024 and then extended in December 2024. This program aims to repurchase Ferrovial shares that could be cancelled or used for various corporate purposes.
- **Other shareholder distribution for subsidiary minorities** reached EUR -114 million, mainly related to Budimex.
- **Other cash flows from (used in) financing activities** reached EUR -672 million in 2024, driven by the repayment of borrowings amounting to EUR -569 million (primarily Corporate Bonds and Euro Commercial Paper).

INFRASTRUCTURE PROJECT CASH FLOWS*

Cash flows from (used in) operating activities

With regards to cash flows for companies that own infrastructure project concessions, these primarily include revenues from those companies that are currently in operation, as well as VAT refunds and payments corresponding to projects currently in the construction phase.

The following table shows a breakdown of cash flows from (used in) operating activities from infrastructure projects.

(EUR million)	FY 24	FY 23
Toll roads	955	854
Other	60	35
Cash flows from (used in) operating activities	**1,016**	**890**

Cash flows from (used in) investing activities

The following table shows a breakdown of the Cash flows from (used in) investing activities from infrastructure projects, mainly payments made in respect of capital expenditure investments over the year.

This change was primarily driven by the capital expenditures carried out in NTE on the back of the capacity improvements construction in 2024, compared with the end of works in I-66 and NTE 35W in 2023.

(EUR million)	FY 24	FY 23
LBJ	-6	-4
NTE	-83	-51
NTE 35W**	-27	-75
I-77	-7	-2
I-66	-3	-95
Portuguese toll roads	0	-2
Spanish toll roads	-5	-13
Others	0	0
Total toll roads	**-131**	**-242**
Others	-55	-77
Total projects	**-185**	**-319**
Equity Subsidy	0	9
Interest received and other investing activities Cash flows	258	-36
Cash flows from (used in) investing activities	**73**	**-347**

***NTE35W includes the NTE3C segment's construction that opened to traffic in June 2023.*

Cash flows from (used in) financing activities

Cash flows from (used in) financing activities includes the payment of dividends and the repayment of equity by concession-holding companies to their shareholders, along with the payments for share capital increases received by these companies. In the case of concession holders which are fully integrated within Ferrovial, these amounts represent 100% of the amounts paid out and received by the concession-holding companies, regardless of the percentage share that the Company holds in such concessions. No dividend or Shareholder Funds' repayment is included for equity-accounted companies.

The interest cash flow refers to the interest paid by the concession-holding companies, together with other fees and costs closely related to the acquisition of financing. The cash flow for these items relates to interest costs for the period, along with any other item that represents a direct change in the net debt amount for the period.

(EUR million)	FY 24	FY 23
Spanish toll roads	-45	-46
US toll roads	-309	-281
Portuguese toll roads	0	-12
Other toll roads	0	0
Total toll roads	-354	-339
Other	-24	-16
Cash flows from (used in) financing activities	**-377**	**-355**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_37

Appendix I – Scrip dividend, cash dividend, share buy-back and cancellation of shares SCRIP DIVIDEND On May 9, 2024, Ferrovial SE announced an interim scrip dividend of EUR 0.3033 per Ferrovial share, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. On June 19, 2024, Ferrovial SE announced that the ratio for the interim scrip dividend announced on May 9, 2024, was one (1) new Ferrovial Share for every 120.2110 existing Ferrovial Shares (“The Ratio”). Accordingly, pursuant to the Ratio, Ferrovial issued 4,719,782 new Ferrovial shares. Additionally, on October 28, 2024, Ferrovial SE declared a second interim scrip dividend of EUR 0.4597 per Ferrovial share, payable in cash or shares at the election of the shareholder, against Ferrovial's reserves. On December 11, 2024, Ferrovial SE announced that the ratio for the second interim scrip dividend announced on October 28, 2024, was one (1) new Ferrovial Share for every 80.1694 existing Ferrovial Shares. Accordingly, pursuant to the Ratio, Ferrovial issued 7,402,412 new Ferrovial shares. SHARE BUY-BACK AND CANCELLATION OF SHARES On November 30, 2023, Ferrovial announced the implementation of a share buy-back program of up to 34 million shares for a maximum amount of EUR 500 million, with the purpose of cancelling the repurchased shares. On April 30, 2024, Ferrovial announced the termination of this buy-back program, with a total of 12,255,493 treasury shares repurchased. The Annual General Meeting held on April 11, 2024 authorized the Board, for a period of 18 months from the date of the Annual General Meeting (up to and including 10 October 2025), to the following: • Acquire shares up to a maximum of 10% of Ferrovial's issued share capital at the date of the Annual General Meeting. • Cancel shares in a number to be determined by the Board. The cancellation may be implemented in one or more tranches. On April 11, 2024, Ferrovial announced the implementation of a share buy-back program of up to 37 million shares for a maximum amount of EUR 500 million, with the purpose of cancelling repurchased shares. On August 23, 2024, Ferrovial announced the termination of this buy- back program, with a total of 9,231,251 treasury shares repurchased. On June 17, 2024, Ferrovial announced that, under the terms approved by the AGM, it has resolved to cancel 13,245,104 treasury shares. On August 22, 2024, such cancellation became effective. On August 23, 2024, Ferrovial announced the implementation of a new buy-back program of the Ferrovial’s own shares. The buy-back program has the following terms: • Purpose: to repurchase Ferrovial shares in the context of various corporate actions (such as, for instance, employee share incentives, placement of share in the market, or cancelling the repurchased shares). • Maximum net investment: EUR 300 million. In no case may the number of shares to be acquired exceed 30 million shares, representing approximately 4.1% of Ferrovial’s issued share capital as of the date thereof. • Duration: 26 August 2024 to 28 February 2025 (both inclusive). • Ferrovial may extend its duration in view of the prevailing circumstances and in the interest of the Company and its stakeholders. On December 13, 2024 Ferrovial announced the extension of the August 23, 2024 program to May 30, 2025, and an increase in the maximum amount by EUR 300 million, bringing the total maximum amount to EUR 600 million. On October 7, 2024, Ferrovial announced that, under the terms approved by the AGM, it has resolved to cancel 10,005,504 treasury shares. The cancellation of these shares became effective on December 24, 2024. Ferrovial issued share capital amounts to EUR 7,295,599.51, represented by 729,559,951 shares of a single class with a nominal value of EUR 0.01 each, and held 7,753,399 treasury shares at December 31, 2024. CASH DIVIDEND On December 4, 2024, Ferrovial declared an additional interim cash dividend of EUR 0.0346 per Ferrovial share against Ferrovial’s reserves, with a total dividend amounting to approximately EUR 25 million. Appendix II – Shareholder Structure Ferrovial’s SE substantial holdings filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of December 31, 2024: 21.3% 8.6% 4.3% 3.0% 3.6% 5.0% 10.0% 44.3% R. del Pino Calvo-Sotelo M. del Pino y Calvo-Soltelo L. del Pino y Calvo-Sotelo Bank of America Corporation BlackRock Lazard Asset Management The Children’s Investment Master Fund Free Float FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 38_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Appendix III – Toll Roads details by asset

TOLL ROADS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (Million of transactions)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT	
Global consolidation	**FY 24**	**FY 23**	**VAR.**	**FY 24**	**FY 23**	**VAR.**	**FY 24**	**FY 23**	**VAR.**	**FY 24**	**FY 23**	**FY 24**	**SHARE**
NTE	39	40	-2.2%	276	267	3.5%	244	236	3.3%	88.1%	88.3%	1,285	63.0%
LBJ	46	43	7.3%	208	178	16.6%	171	146	17.2%	82.3%	81.9%	1,959	54.6%
NTE 35W**	51	42	22.3%	296	217	36.7%	246	180	36.8%	83.1%	83.1%	1,581	53.7%
I-77	43	41	4.7%	98	84	16.8%	64	61	5.7%	65.1%	72.0%	450	72.2%
I-66	32	29	11.1%	228	155	47.2%	181	119	52.2%	79.5%	76.9%	1,672	55.7%
TOTAL USA				**1,107**	**901**	**22.8%**	**906**	**741**	**22.2%**			**6,948**	
Autema***	17,405	17,270	0.8%	73	69	5.1%	65	61	5.7%	88.5%	88.0%	564	76.3%
Aravia***	39,811	38,441	3.6%	34	49	-30.7%	25	43	-42.0%	72.3%	86.4%	-17	100.0%
TOTAL SPAIN				**107**	**119**	**-9.8%**	**89**	**104**	**-13.9%**			**546**	
Azores***/****		12,140			35			30			86.9%		89.2%
Via Livre				16	14	8.7%	3	2	25.0%	17.3%	15.1%	-9	84.0%
TOTAL PORTUGAL				**16**	**49**	**-68.5%**	**3**	**33**	**-91.7%**			**-9**	
TOTAL HEADQUARTERS AND OTHERS*****				**27**	**16**	**65.8%**	**-79**	**-79**	**-0.9%**			**6**	
TOTAL TOLL ROADS				**1,256**	**1,085**	**15.7%**	**918**	**799**	**15.0%**	**73.1%**	**73.6%**	**7,491**	

Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270) NTE 35W includes NTE 3C (opened to traffic at the end of June 2023), ***Traffic in ADT, ****Divestment of Azores completed in December 2023, *****Revenue and Adjusted EBITDA include Headquarters and Others, while Net Debt refers only to Next Move.*

TOLL ROADS – EQUITY-ACCOUNTED

(EUR million)	TRAFFIC (ADT)			REVENUE			EBITDA			CONTRIBUTION TO FERROVIAL EQUITY ACCOUNTED RESULT			NET DEBT	
Equity accounted	**FY 24**	**FY 23**	**VAR.**	**FY 24**	**FY 23**	**VAR.**	**FY 24**	**FY 23**	**VAR.**	**FY 24**	**FY 23**	**VAR.**	**FY 24**	**SHARE**
407 ETR (VKT million)	2,658	2,535	4.8%	1,151	1,025	12.3%	997	880	13.3%	188	154	22.0%	6,649	43.2%
M4*	38,121	37,436	1.8%	29	37	-19.7%	16	20	-18.4%	2	0	n.s.	36	20.0%
M3*	45,156	43,789	3.1%	10	13	-20.4%	5	4	6.8%	0	0	n.s.	7	20.0%
A-66 Benavente Zamora*				21	27	-20.7%	18	23	-23.7%	3	3	-22.6%	146	25.0%
Serrano Park*				5	7	-28.4%	3	11	-70.3%	0	0	n.s.	29	50.0%
EMESA				200	180	11.1%	114	98	16.4%	11	7	68.0%	60	10.0%
IRB				894	828	7.9%	449	406	10.5%	13	14	-17.7%	1,329	19.9%
IRB Private InvIT				243		n.s.	114		n.s.	-8		n.s.	2,673	24.0%
Toowoomba				26	26	-0.9%	3	6	-54.3%	1	2	-53.4%	205	40.0%
OSARs				7	25	-72.7%	6	4	28.5%	2	1	43.8%	197	50.0%
Zero ByPass (Bratislava)				40	39	2.0%	33	25	33.4%	2	0	n.s.	765	35.0%

**Following the Umbrella Roads BV transaction completed in October 2024, the M4, M3, A-66 Benavente-Zamora, and Serrano Park were divested (FY 2024 includes 9M 2024 figures for those assets).*

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_39

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Appendix IV – P&L of Main Infrastructure Assets

TOLL ROADS

407 ETR

(CAD million)	FY 24	FY 23	VAR.
Revenue	1,705	1,495	14.0 %
EBITDA	1,478	1,284	15.1 %
EBITDA margin	86.7 %	85.9 %	
EBIT	1,372	1,187	15.6 %
EBIT margin	80.4 %	79.4 %	
Financial results	-429	-412	-4.2 %
Profit before tax	942	775	21.6 %
Corporate income tax	-250	-208	-20.5 %
Net Income	692	567	22.0 %
Contribution to Ferrovial equity accounted result (EUR million)	188	154	22.0 %

NTE

(USD million)	FY 24	FY 23	VAR.
Revenue	299	289	3.5%
Adjusted EBITDA*	264	255	3.3%
Adjusted EBITDA margin*	88.1 %	88.3 %	
Adjusted EBIT*	233	227	2.7%
Adjusted EBIT margin*	77.8 %	78.5 %	
Financial results	-57	-50	-14.8%
Net Income	173	176	-1.7%
Contribution to Ferrovial**	101	102	-1.7%

***Globally consolidated asset, contribution to net profit (EUR million). 62.97% stake.*

LBJ

(USD million)	FY 24	FY 23	VAR.
Revenue	225	193	16.6%
Adjusted EBITDA*	185	158	17.2%
Adjusted EBITDA margin*	82.3 %	81.9 %	
Adjusted EBIT*	150	130	16.1%
Adjusted EBIT margin*	67.0 %	67.2 %	
Financial results	-82	-80	-2.5%
Net Income	66	48	36.2%
Contribution to Ferrovial**	33	24	36.2%

***Globally consolidated asset, contribution to net profit (EUR million). 54.60% stake*

NTE 35W

(USD million)	FY 24	FY 23	VAR.
Revenue	320	234	36.8%
Adjusted EBITDA*	266	195	36.8%
Adjusted EBITDA margin*	83.1 %	83.1 %	
Adjusted EBIT*	226	156	45.3%
Adjusted EBIT margin*	70.5 %	66.4 %	
Financial results	-83	-59	-40.9%
Net Income	140	96	46.3%
Contribution to Ferrovial**	70	48	46.3%

***Globally consolidated asset, contribution to net profit (EUR million). 53.67% stake.*

I-77

(USD million)	FY 24	FY 23	VAR.
Revenue	107	91	16.9%
Adjusted EBITDA*	69	66	5.7%
Adjusted EBITDA margin*	65.1 %	72.0 %	
Adjusted EBIT*	59	55	7.9%
Adjusted EBIT margin*	55.3 %	59.8 %	
Financial results	-25	-8	n.s.
Net Income	34	46	-26.6%
Contribution to Ferrovial**	23	31	-26.6%

***Globally consolidated asset, contribution to net profit (EUR million). 72.24% stake.*

I-66

(USD million)	FY 24	FY 23	VAR.
Revenue	247	167	47.3%
Adjusted EBITDA*	196	129	52.3%
Adjusted EBITDA margin*	79.5 %	76.9 %	
Adjusted EBIT*	116	70	65.0%
Adjusted EBIT margin*	46.9 %	41.9 %	
Financial results	-124	-110	-12.9%
Net Income	-8	-40	79.4%
Contribution to Ferrovial**	-4	-20	79.4%

***Globally consolidated asset, contribution to net profit (EUR million). 55.704% stake.*

IRB

(EUR million)	FY 24	FY 23	VAR.	LfL growth*
Revenue	894	828	7.9%	9.4%
Adjusted EBITDA*	449	406	10.5%	12.0%
Adjusted EBITDA margin*	50.2 %	49.1 %		
Adjusted EBIT*	336	301	11.6%	13.1%
Adjusted EBIT margin*	37.5 %	36.3 %		
Financial results	-215	-182	-18.5%	-20.1%
Equity-accounted affiliates	-33	-24	-35.2%	-37.1%
Profit before tax	88	95	-7.8%	-6.5%
Corporate income tax	-37	-34	-10.3%	-11.9%
Net Income	50	61	-17.7%	-16.6%
Contribution to Ferrovial equity accounted result (EUR million)	13	14	-13.6%	-0.2%

IRB Infrastructure Trust (Private InvIT)

(EUR million)	FY 24
Revenue	243
Adjusted EBITDA*	114
Adjusted EBITDA margin*	46.7 %
Adjusted EBIT*	73
Adjusted EBIT margin*	30.0 %
Financial results	-114
Profit before tax	-41
Corporate income tax	6
Net Income	-35
Contribution to Ferrovial equity accounted result (EUR million)	-8

IRB Infrastructure Trust (Private InvIT)'s consolidated financial statement includes six months contribution (July to December).

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

40_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

AIRPORTS

DALAMAN

(EUR million)	FY 24	FY 23	VAR.
Revenue	82	71	16.2%
Adjusted EBITDA*	64	55	16.6%
Adjusted EBITDA margin*	78.4 %	78.1 %	
Depreciation & impairments	-22	-19	-14.4%
Adjusted EBIT*	42	36	17.8%
Adjusted EBIT margin*	51.8 %	51.1 %	
Financial results	-25	-34	27.2%
Profit before tax	17	2	n.s.
Corporate income tax	42	-19	n.s.
Net income	59	-17	n.s.
Contribution to Ferrovial**	35	-10	n.s.

***Globally consolidated asset, contribution to net profit (EUR million). 60.0% stake*

Appendix V – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2024/2023	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2024/2023
GBP	0.8267	-4.6%	0.8465	-2.7%
US Dollar	1.0349	-6.3%	1.0818	0.0%
Canadian Dollar	1.4891	2.0%	1.4819	1.6%
Polish Zloty	4.2782	-1.5%	4.3052	-5.2%
Australian Dollar	1.6732	3.2%	1.6403	0.7%
Indian Rupee	89.2005	-3.0%	90.5376	1.4%

Appendix VI - Events after the reporting period

Issuance of bonds

Ferrovial successfully completed the pricing of an issuance of bonds amounting to EUR 500 million, with maturity date on January, 16 2030. The bonds bear interest at a rate of 3.25% per annum payable annually. The issue price is 99.402%of the nominal value of the securities. The closing and payment of the issuance took place on January 16, 2025, once the customary conditions precedent for this type of issuance were met. The net proceeds were approximately EUR 495 million, which are expected to be used for general corporate purposes. The bonds are listed in Euronext Dublin, the regulated market of the Irish Stock Exchange.

Corporate liquidity facility

On January 16, 2025, the corporate revolving credit facility was refinanced incorporating sustainability criteria linked to KPIs. Final maturity is January 2030 with the possibility of two extensions of 1 year each. Maximum limit of EUR 900 million with the possibility of drawing down balances in EUR, USD, CAD and GBP. No amount drawn as of the date of this document.

Treasury share buy-back program

In connection with the buy-back program for Ferrovial SE own shares, over the course of 2025, 2,280,272 treasury shares were acquired at an average price of EUR 41.30 per share totaling EUR 94 million.

Additionally, the Board of Directors has approved the implementation of a new share buyback program of up to EUR 500 million with the purpose of reducing the share capital, which would start after the current share buyback program has ended.

AGS Divestment

On January 28, 2025, and following satisfaction of applicable regulatory conditions, Ferrovial and Macquarie completed the sale of AGS' entire share capital (100%) for a price of GBP 900 million, of which c. GBP 450 million are Ferrovial's net proceeds, together with a capital gain of EUR 297 million for Ferrovial which will affect Q1 2025 results.

Heathrow 5.25% stake divestment

On February 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c. GBP 455 million, which will be adjusted with an interest rate to be applied until closing. As part of the same agreement, other shareholders of Topco, including CDPQ, have also reached an agreement to sell an additional 4.75% to Ardian.

The transaction is subject to complying with the right of first offer (ROFO) which may be exercised by Topco shareholders pursuant to the Shareholders' Agreement and the Articles of Association of the company.

Full completion of the acquisition under the agreement is also subject to the satisfaction of applicable regulatory conditions.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Alternative Performance Measures in the Integrated Annual Report (page 270)*

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_41

STATEMENT OF CONSOLIDATED NON-FINANCIAL AND SUSTAINABILITY INFORMATION ESRS 2 General Information 43 Environmental information Sustainable financing, driving the business model towards a taxonomy portfolio 71 ESRS E1 Climate Change 81 ESRS E3 Water and Marine Resources 94 ESRS E4 Biodiversity and Ecosystems 99 ESRS E5 Resource Use and the Circular Economy 111 Social information ESRS S1 Own Personnel 116 ESRS S2 Value Chain Workers 137 ESRS S3 Affected Communities 145 Governance information ESRS G1 Business Conduct 153 Entity-Specific Cybersecurity and data processing 162 Innovation, digitalization and technology applied to business 169 Annex (Spanish law 11/2018) 173

General information ESRS 2 GENERAL DISCLOSURES BP - 1: GENERAL BASIS FOR THE DEVELOPMENT OF THE SUSTAINABILITY STATEMENT. 1. Preparation and Scope of the Statement of Consolidated Non-Financial and Sustainability Information The Statement of Consolidated Non-Financial and Sustainability Information (hereinafter: the report) has been prepared prepared considering the requirements for disclosure of non-financial information established by the following international regulations and standards: • ESRS (standards): Defines sustainability reporting criteria to improve transparency and consistency of information on environmental, social and governance impacts. • EU Directive 2014/95/EU on non-financial information implemented through the Dutch Besluit bekendmaking niet-financiële informatie • Spanish Law 11/2018 on non-financial information and diversity. • Regulation (EU) 2020/852 (Taxonomy Regulation): Includes data on eligibility in relation to the six environmental objectives, figures on alignment with climate objectives and qualitative information on accounting policies, regulatory compliance and context. Ferrovial SE has engaged EY to provide limited assurance on this Statement of Consolidated Non-Financial and Sustainability Information taking into account the criteria above ESRS and Taxonomy. The following guidance was also considered when preparing the report: • Task Force on Climate-related Financial Disclosures (TCFD): Provides a framework of recommendations for disclosing risks and opportunities related to climate change, ensuring clarity and consistency for investors. • Recommendations of the Task Force on Nature-related Financial Disclosures (TNFD) including information related to governance, strategy, risk and impact management, and metrics of Ferrovial operations. • Sustainability Accounting Standards Board (SASB): Provides industry-specific standards for managing and disclosing material sustainability issues This integrated approach ensures that the information presented is in accordance with regulatory frameworks and international best practices in corporate sustainability. 2. Scope of Consolidation In January 2024, a partial reorganization of the Business Units was approved whereby the Energy Solutions business line, which was part of the Construction Division, and the Energy Infrastructure business line, which was part of the Energy Infrastructure and Mobility Division, were merged. The resulting business unit is now called the Energy Division. The mobility business unit and the other service businesses, which until then were part of the Energy Infrastructures and Mobility Business Unit, are managed separately outside the scope of the divisions. The objective of this reorganization is to group all the activities of the Energy division into a single organizational unit with unified management to ensure alignment between activities and maximize the benefits derived from the synergies between them. The report has been prepared following the financial consolidation perimeter, covering all companies in which Ferrovial exercises economic control with more than 50% of the share capital. In such cases, 100% of the corresponding information is included, ensuring an accurate and consistent representation of the Group's activities. Ferrovial clarifies that, while Budimex S.A. is a subsidiary of Ferrovial Construction International SE and its information is fully integrated into the group's consolidated report, it is a Public Interest Entity (PIE) listed on the Warsaw Stock Exchange (WSE: BDX) and employs more than 500 individuals. As such, Budimex is subject to separate CSRD reporting requirements in Poland. Ferrovial acknowledges this obligation and ensures that Budimex complies with its independent disclosure requirements while maintaining alignment with the group's overarching sustainability framework and reporting practices. In relation to the scope of consolidation, on April 4, 2024, the Private Investment Promotion Agency of Peru awarded the Anillo Vial Periférico Project in Lima to a consortium led by Cintra, with Acciona and Sacyr. The 30-year concession involves the construction and maintenance of a 35-kilometer ring road, with an investment of USD 3.4 billion. On May 1, 2024, 100% of Misae Solar IV, LLC, a photovoltaic solar energy project in Texas, was acquired for USD 14.8 million. On June 11, 2024, the sale of 5% of IRB Infrastructure Developers was completed for €215 million, resulting in €133 million in pre-tax capital gains for Ferrovial. On June 13, 2024, 23.99% of IRB Infrastructure Trust was acquired for €652 million. On June 28, 2024, the sale of the 24.78% stake in Serveo Group to the main shareholder, Portobello Capital, was completed for a pre-tax gain of €33 million. On February 29, 2024, an agreement was reached for the sale of 49% of the Class A shares and all Class B shares of Umbrella Roads BV, completing the sale on October 8, 2024 for €100 million. On November 13, 2024, an agreement was announced for the sale of Ferrovial's 50% interest in AGS to Avialliance UK Limited, valuing 100% of AGS at £900 million, completion of the sale is subject to the satisfaction of applicable regulatory approvals and is expected to close in the first quarter of 2025. On December 12, 2024, Ferrovial sold 19.75% of FGP Topco Ltd., the direct shareholder of Heathrow Airport, to Ardian and PIF for a capital gain of EUR 2,023 million. Ferrovial now holds a 5.25% stake, recognized as a non-current financial asset. The fair value of the remaining stake generated an additional positive impact of EUR 547 million. All these operations are consolidated by equity method hence it is not part of the Group’s scope. In 2024 regarding requirements of ESRS the scope of carbon footprint includes the entire financial consolidation perimeter in compliance with the exception of two joint operations that the Company executes in the UK, whose impact is not significant. For more information on the list of entities included within the reporting perimeter, please refer to section in 6.11 Appendices of the Financial Statements, where the full list of entities is detailed. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_43

Ferrovial Value Chain 3. Upstream: • Procurement: All suppliers operate under corporate policies aligned with sustainability commitments. In addition, 96.8% of local purchases are made in developed markets such as the United States, Canada, the United Kingdom, Poland and Spain, guaranteeing quality and regulatory compliance. 4. Own operations: • Execution: Includes construction projects where subcontractors comply with corporate policies, especially in occupational health and safety. • Operation: Activities at airports and toll roads managed by Ferrovial also follow uniform safety and welfare indicators.. 5. Downstream: • Collaborations: Partners with whom Ferrovial develops joint projects, ensuring efficient and responsible management. • Clients: Subject to corporate policies that promote sustainability and social responsibility. • End users: Although they do not interact directly with the Company, they enjoy the quality, security and sustainability standards implemented in the managed infrastructure managed. This model allows Ferrovial to maintain a high degree of control and compliance at all stages of its activity, in line with the highest standards of sustainability and corporate responsibility. 6. Sensitive Information and Innovation Ferrovial may omit classified or sensitive information related to intellectual property or innovation results if it meets specific confidentiality and commercial value criteria. However, in this report, no omissions have been identified that affect the transparency or quality of the disclosures made. With regard to Health and Safety data, Ferrovial does not provide a breakdown by gender, as the Company's approach to workplace incidents is based on ensuring the highest safety standards for all employees, regardless of gender. 7. Event Disclosure Exemption Ferrovial did not apply exemptions for disclosure of forward-looking or trading events, as permitted by Directive 2013/34/EU. Therefore, all information included is complete and not subject to such restrictions. 8. Data Management in the Value Chain The following sections of the report detail how Ferrovial collects and manages data relevant to sustainability metrics throughout the upstream and downstream stages of its value chain. This approach ensures comprehensive coverage and transparent data management, from materials procurement to interaction with infrastructure end users. Ferrovial recognizes the importance of comprehensively assessing its entire value chain, both upstream and downstream, and is committed to continuous improvement in this regard. Currently, in the case of suppliers linked to Ferrovial Construction (that represents a 92% of total Ferrovial purchases), a systematic analysis of Tier 1 suppliers is being conducted, which represents a significant part of our supply relationships. In addition, in specific situations that require it, certain Tier 2 suppliers are also included to ensure a more detailed understanding of the related impacts. There are three criteria to select the Tier 2 suppliers: Non-competition, great volume of purchases and if there are high ESG-related risks. We are aware that extending this assessment to deeper levels is an opportunity to further strengthen traceability and risk management in our operations. Ferrovial is therefore working to develop tools and methodologies that allow us to collect and analyze data in a more efficient and granular manner, with the aim of improving visibility at subsequent levels and ensuring that impacts, risks and opportunities are proactively managed throughout the value chain. In this particular exercise, the focus was on the most direct and relevant interactions within the supply chain, ensuring alignment with current strategic objectives and sustainability standards. This approach ensures robust and manageable results, as we continue to work to gradually integrate a broader assessment into future reports and processes. BP - 2: DISCLOSURES IN RELATION TO SPECIFIC CIRCUMSTANCES Timing and Transparency in the Information Reported Definition of time horizons Ferrovial uses different time horizons to address risks, opportunities and sustainability strategies: • Short Term: The most immediate horizon, with a high probability of occurrence within a one-year period. Within this framework, risks and opportunities tend to manifest themselves quickly. • Medium Term: Generally covering the next five years, a key period to strategically plan sustainability events or trends with more lead time. • Long Term: Exceeding five years. This horizon makes it possible to anticipate structural changes and integrate resilient strategies into sustainability plans. For headcount KPIs (see tables from ESRS S1, S1 - 6), employees from Ferrovial companies and those from joint ventures managed by Ferrovial have been considered. Employees in joint ventures managed by partners have not been included in the reported indicators. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 44_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Uncertainty Management and Estimation Sources The estimated data included in Ferrovial's parameters correspond to Scope 3 emissions. These data have been calculated using indirect sources, such as sectoral averages and proxy variables, due to the inherent complexity in collecting specific value chain data. . This is especially the case in applying the emission factors to determine that non-production-related purchased goods and services are not deemed material and therefore not included in the Scope 3 GHG emissions reported in category 1. A detailed explanation of the methodology used and the data sources can be found in the corresponding chapter of the report. (ESRS E1, E1-6). In addition, in order to calculate the average hourly wage, the number of hours is estimated based on the standard working day established in each country. (ESRS S1-16). Finally, Water footprint include estimations as detailed in Ferrovial’s the water footprint methodology procedure. The discharges calculated are: Discharge from water used for sanitary use. It includes in its calculation: • The direct number of employees of Ferrovial per company, subsidiary, project, country or region, as applicable. • Average water consumption, per employee and per day. • Number of working days per year. Discharge from water used to wash vehicles or machinery. It includes in its calculation: • Number of vehicles owned or controlled by the Company, subsidiary, project, country, region, as applicable. Only include the vehicles or machinery which are washed in facilities that are managed by the Company. • Average water consumption, per vehicle or machinery and per wash. • Number of washes, per year and per vehicle or machinery. Ferrovial ensures transparency in reported data by identifying and communicating measurement uncertainties associated with quantitative and monetary parameters. In each case, we disclose: • Sources of Uncertainty: Dependencies related to future events, measurement techniques used and quality of data from upstream and downstream stages of the value chain. • Assumptions and Judgments: The approaches and criteria used to perform specific measurements, providing clarity on processes and results. This approach ensures an accurate representation of the information, allowing stakeholders to better understand the risks and limitations of the data presented. Apart from the above, Ferrovial does not have any quantitative parameters or monetary amounts disclosed that are subject to a high degree of measurement uncertainty. Forward looking information, like plans and targets, involve risk and uncertainty because they relate to future events and circumstances. There are several factors that could impact actual results and developments to never occur or to differ materially from those expressed or implied. Methodological Changes in Information Preparation Ferrovial adopted a significant change in its reporting methodology, aligning itself with the new Corporate Sustainability Reporting Directive (CSRD). This transition responds to the need to conform to best international practices and to a greater demand for transparency. During this period, Ferrovial adopted the standards established by the CSRD and ESRS, resulting in significant changes in the preparation and presentation of sustainability information compared to the previous period under Law 11/2018 and GRI as a voluntary framework. The main changes include: Remuneration:The methodology for calculating the gender pay gap and the annual total remuneration ratio has been updated, incorporating adjustments for hours worked, and calculation methods using the median instead of average. Employee ages: Demographic segmentation now includes more specific age ranges and is linked to strategic risks such as talent retention and workforce aging. This change enables a more precise analysis of organizational structure. Health and safety: The rate of recordable work related accidents was being multiplied by 200,000 and currently also by 1,000,000 in order to comply with the CSRD calculation requirement. Based on this the comparative figures have been revised to follow this new methodology. Where comparative figures have required adjustments, clear explanations of the modifications made and the reasons behind these updates will be included. • Compliance with Standards and Reporting Frameworks Ferrovial's sustainability report is aligned with the CSRD (more detailed information in ESRS 2, BP-1), ensuring rigor and response to regulatory requirements and stakeholder expectations. It is also aligned with Law 11/2018, reinforcing compliance with Spanish legislation on non-financial and diversity information disclosure. To see more information about the Law 11/2018 go to Annex Law 11/2018. Furthermore, in the previous reporting year, a correlation was made between GRI and Law 11/2018. In this reporting year, that correlation is no longer made, and instead, it was aligned with the ESRS. Recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) guidance shave been also considered when preparing the Statement of Consolidated Non-Financial and Sustainability Information. Ferrovial confirms that, following a thorough review, no errors were identified in the reports from previous periods, reaffirming the Company's commitment to accuracy and transparency in its disclosed information. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_45

Incorporation by Reference In compliance with Section 9.1 of ESRS 1, Ferrovial is committed to providing a detailed list of disclosure requirements and specific items that have been incorporated by reference in the sustainability report. This approach ensures that all information cited is clearly documented and easily accessible. • Appendix I. Subsidiaries (fully-consolidated companies) (million euro) (ESRS 2, BP – 2). • Appendix I. Associate companies(equity-accounted companies) (million euro) (ESRS 2, BP – 2). GOV - 1: THE ROLE OF THE ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES Sustainability Governance at Ferrovial Composition and Roles of Administrative, Management and Supervisory Bodies Board of Directors: Ferrovial has a Board of Directors composed of 12 members: 2 Executive Directors (Chairman and CEO) and 10 Non-Executive Directors, 75% of whom meet the independence criteria of the Dutch Corporate Governance Code. This balance between executive and non-executive roles ensures effective and transparent oversight. Gender representation on the Board is 66.6% male and 33.3% female, meeting the diversity targets set by the Company. These figures result in a female to male ratio of 0.5. The Board of Directors oversees the climate strategy annually and presents it to the Annual General Meeting of Shareholders, where it also addresses other sustainability issues such as the circular economy, water and biodiversity, among others. Sustainability Committee Chaired by the Sustainability Director, this committee includes representatives from key business areas (Roads, Airports, Energy and Construction) and corporate areas (HR, Innovation, Communication, among others). It acts as a liaison between the operational areas and senior management, with key functions such as: • Designing and updating the Sustainability Strategy. • Supervising climate strategy annually • Monitoring sustainability performance according to established indicators. In this sense, the targets established by Ferrovial’s 2030 Sustainability Strategy are monitored periodically and reports at least on an annual basis to the Board. Most of the identified ESG IROs are included in the lines of action of the plan and in some cases the plan’s targets are directly related to specific ESG IROs, as is the case for example with emission reductions. • Assessing sustainability trends and risks, proposing strategic actions. • Promoting best practices and providing data for internal and external reporting. Reporting and Communication Structure Periodic Reports: • At least once a year, the Sustainability Department reports to the Board of Directors on the progress of the Sustainability Strategy and the fulfillment of the established objectives. This includes a report on the most relevant sustainability projects and actions. Follow-up by the Management Committee: • The Management Committee monitors progress every four months, ensuring that continuous monitoring of sustainability issues occur throughout the year. Sustainability Committee: • This committee, chaired by the Chief Sustainability Officer, acts as a link between the business areas and senior management. It reports on progress and results and proposes actions to the Management Committee and other departments. The Chair of the Sustainability Committee submits an annual report to the Board of Directors. Governance and Oversight of Risks and Opportunities The Board of Directors and the Audit and Control Committee (ACC) have a central role in overseeing the management of sustainability risks and impacts. Their responsibilities include: 1. Oversight of the Risk Management System: Monitor the effectiveness of internal control, audit and risk management systems in relation to financial and non-financial information. 2. Strategic Risk Assessment: Identify and analyze the risks associated with the Company's strategy, establishing measures to mitigate them. 3. Annual Evaluation: Review and improve internal control systems at least once a year, addressing irregularities, lessons learned and recommendations from internal and external audits. Additionally, the Board of Directors includes roles specifically related to business conduct, ensuring ethical considerations are integrated into the Company's strategic and operational decisions. These roles involve: • Ensuring compliance with the Code of Ethics and Business Conduct. • Overseeing the implementation of anti-corruption policies and practices. • Monitoring adherence to human rights policies and labor standards. • Promoting a culture of integrity and transparency throughout the organization. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 46_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Monitoring of Sustainability Objectives The Audit and Control Committee oversees the definition of objectives related to impacts, risks and opportunities, as well as monitoring their progress. This includes: • Financial and non-financial information processes. • Financial, strategic, operational and compliance risk management. The Risk Control and Management Policy and its basic principles is developed through the risk identification and assessment process, called Ferrovial Risk Management (FRM), managed by the Compliance and Risk Department, reporting directly to the Audit and Control Committee of the Board of Directors. FRM is implemented in all the areas of Company activity and is performed twice a year. The Compliance and Risk Department, which is independent of the business lines, reports to the Audit and Control Committee every six months, and to the Board of Directors at least once a year, on the risks that threaten compliance with the business objectives. The FRM process, through the application of a common metric, makes it possible to identify and assess risk events according to their probability of occurrence and their potential impact on business objectives and corporate reputation. For each risk event identified, two assessments are made: an inherent assessment, without considering the specific control measures implemented to mitigate the risk, and a residual assessment, considering the specific control measures. In this way, Ferrovial can take the most appropriate mitigation measures according to the nature of the risk and evaluate their effectiveness. In a process of continuous improvement, Ferrovial conducted a review of the risk management process by conducting an internal audit and an external consulting exercise in order to analyze and improve the performance of the process. As a result, the integration between the risk management system and the strategic processes and the definition of the medium and long-term business plan were improved, and the quantification of certain risk variables was optimized, reinforcing the second lines of defense. In 2024, the Audit and Risk department developed a plan for the optimization of risk management designed to be implemented in the short/medium term. The plan includes several initiatives that will improve both the culture and the processes of risk identification and assessment, including, among others, the increase in the frequency of the FRM process, the establishment of ranges and objectives through key risk indicators and the implementation of a new GRC tool. Sustainability Capabilities and Expertise Ferrovial ensures that its management and supervisory bodies have the necessary competencies to address sustainability issues: 1. Access to Specialized Experience: • Board and Sustainability Committee members receive ongoing training and have access to external expertise through strategic alliances and training programs. • These capabilities make it possible to anticipate risks related to climate change and develop effective mitigation strategies. 2. Relationship with Incidents, Risks and Opportunities (IROs): • The Board's capabilities are integrated into the ESG risk map, which facilitates the identification of material impacts and informed decision making. • Sustainability expertise not only mitigates regulatory and reputational risks but also identifies opportunities for innovation and competitive improvement. The board of directors reviewed the Double Materiality matrix that contains all the ESG material matters during the year, the board of directors also reviewed the FRM and follow the management of ESG indicators included in the sustainability strategy plan. Our board of directors has experience in the following functional areas: • Audit and compliance 33% • Risk management 33% • Sustainability 33% • Finance 75% • General management 100% • HR & Health, Safety: 58% • IT, Innovation and Digital Transform: 42% • Operations: 58% • Strategy: 100% • Marketing, Sales and PR : 33% Ferrovial's Board of Directors is made up of 12 members, including profiles with extensive experience in various key areas for the Company. This diversity of professional backgrounds provides the Board with a solid foundation to effectively address environmental, social and governance (ESG) issues. The directors include former executives from Ibex-35 companies, executives from international companies and professionals with more than a decade of experience in Ferrovial. This combination of experience ensures a deep understanding of ESG challenges and opportunities.The sectoral diversity of the directors' backgrounds strengthens Ferrovial's ability to address challenges and opportunities in multiple areas, enriching the Company's strategic decision-making. Directors have experience in the sectors of Infrastructure Construction and Services, Engineering, Life Sciences, Building Materials, Third Sector, Energy, Retail and Manufacturing, Consumer Goods and Services, Logistics and Shipping, Investment Banking and Asset Management, Private Equity and International Financial Markets, as well as Infrastructure Management. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_47

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Additionally, all these directors have expertise in business conduct matters, ensuring that ethical considerations are integrated into the Company's strategic and operational decisions.

Diversity and Representation

Ferrovial has adopted a Diversity and Inclusion Policy that aims to ensure equitable representation on its governing bodies:

- Gender Diversity Objectives: One third of both men and women on the Board, reaching 33.3% female representation. By 2025, the goal is to reach 30% female representation on the management team.
- Employee Representation: Although they do not have a direct presence on the Board, workers are represented on health and safety committees, where 84% of employees participate in making decisions on labor welfare.

Monitoring of Sustainability Objectives

The Audit and Control Committee oversees the definition of objectives related to impacts, risks and opportunities, as well as monitoring their progress. This includes:

- Financial and non-financial information processes.
- Financial, strategic, operational and compliance risk management.
- Design of internal control systems to ensure the integrity of reported data.

With this structure, Ferrovial ensures a robust, inclusive and strategic approach to sustainability governance, aligning with international best practices and ESG standards.

To see information about the Reporting and communication structure, refer to ESRS 2, GOV-2.

Board Experience

Professional Background


Board of Directors
75%
Chairman/CEO
83%
CXO
67%

International Experience


Asia
58%
Australia
42%
Latam
83%
North America
83%
Spain
92%
Rest of Europe
83%
Africa & Middle East
50%

48_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

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Functional Areas


Audit & Compliance 33%
Risk Management 33%
Sustainability 33%
Finance 75%
General Management 100%
HR & Health, Safety 58%
IT, Innovation & Digital Transform 42%
Operations 58%
Strategy 100%
Marketing, Sales and PR 33%

Industry Experience


Engineering 67%
Energy 58%
Financial Services 50%
Mobility 42%
Consultancy 33%
Government 33%
Information Technology 33%
Construction 33%
Logistics & Transports 33%
Airports 25%
Highways 25%
Others (automotive, hospitality, real estate, F&B, media, manufacturing...) 42%

GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY MATTERS ADDRESSED BY, THE COMPANY'S ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES.

Ferrovial discloses how sustainability, management and supervisory bodies are informed about sustainability issues through several structured mechanisms that ensure a constant flow of information and oversight. Key aspects of this disclosure are detailed below:

Reporting and Communication Structure

1. Periodic Reports:
    - The Sustainability Department reports to the Board of Directors on the progress of the Sustainability Strategy and the fulfillment of the established objectives. This includes a report on the most relevant projects or actions in sustainability. In addition, section ESRS 2, SBM-3 shows the IROs that the Board of Directors addresses and supervises.
2. Follow-up by the Management Committee:
    - The Management Committee monitors progress every four months, ensuring that continuous monitoring of sustainability issues is maintained throughout the year.
3. Sustainability Committee:
    - This committee, chaired by the Sustainability Director, acts as a link between the business areas and senior management. It reports on progress and results and proposes actions to the Management Committee and other departments. The Chair of the Sustainability Committee submits an annual report to the Board of Directors. The committee meets three times a year to review progress, discuss sustainability priorities, and align on strategic actions.

In 2024, the main ESG issues that were handled by the above-mentioned bodies were the following lines of action included in Ferrovial's 2030 Sustainability strategy:

Climate Strategy 2030: supervision of the emission reduction goals set for 2030 and 2050, aligned with the Science Based Targets initiative (SBTi).

Water Footprint: water footprint reduction target of reducing water consumption (Business Water Index) by 20% by 2030 (with respect to 2027 as baseline year).

Biodiversity: address the crisis of biodiversity loss and ecosystem degradation that follows the Taskforce on Nature-related Financial Disclosures (TNFD).

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Circular Economy: centered on waste management and the material use efficiency in our processes. Equal Opportunity: Promoting equal opportunities, reduction of the gender pay gap and increase the presence of women in executive positions. Health and Well-being and Workplace Safety, through the reduction of workplace accidents. Good Governance: supervision of Business Ethics and Compliance. Supply Chain: ESG performance of our supply chain regarding performance in ethics & integrity, compliance, transparency, health & safety, environmental issues and human rights. The sustainability expertise within Ferrovial’s governance structure directly relates to the Company’s material impacts, risks, and opportunities (IROs). Key examples include: Climate Risks and Energy Transition The Company has incorporated climate risk assessments into its ESG strategy, ensuring that the Board and management can effectively oversee this area. Through specialized training, governance bodies strengthen their oversight of Ferrovial’s transition to a low-carbon economy. Human Rights and Supply Chain Management The Audit and Risk Committee monitors human rights due diligence measures to prevent negative impacts within the supply chain. The inclusion of ESG clauses in supplier contracts and the use of monitoring tools like Supplier360 enhance governance in this area. Reputation and Market Access with High ESG Standards Sustainability training enables the Board and management to make informed decisions regarding business opportunities in markets that demand high ESG compliance, strengthening Ferrovial’s competitive differentiation. GOV - 3: INTEGRATION OF SUSTAINABILITY-RELATED PERFORMANCE IN INCENTIVE SCHEMES Incentives and Remuneration Policies Linked to Sustainability Main Features of the Incentive System Ferrovial developed a remuneration system that combines fixed and variable remuneration, with the aim of aligning the interests of executives with the Company's objectives, including sustainability. Compensation Structure: • Fixed compensation • Variable compensation: Composed of annual and long-term targets. For the CEO: Annual Variable Compensation Objectives (AVR): • RVA equivalent to 100% of the fixed remuneration (RF), with a maximum of 150% of the RF. • Distribution of objectives: – 70% quantitative goals: – Net income (55%) – Cash flow (45%) – 30% ESG goals: Focused on sustainability, evaluating aspects such as reduction of greenhouse gas emissions, diversity and occupational health and safety Long-Term Incentives: • Maximum of 150% of fixed compensation, focused on strategic performance metrics. • For the period 2023-2025 period: – 40% activity flow. – 50% relative performance. – 10% ESG metrics, including emissions reduction, diversity, and occupational health and safety targets. • Payments are made in shares, promoting a long-term approach and aligning management's interests with the Company's performance. Protection Clauses: • Malus and clawback clauses: Allow for review or recovery of incentives in case of underperformance or incorrect results, ensuring the integrity of the system. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 50_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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Sustainability-related Performance Evaluation

Incorporation of Sustainability Metrics in the Evaluation for the CEO:

- RVA:
- 30% of annual variable compensation targets are linked to ESG metrics and other qualitative metrics.
- Long-Term Incentives:
  - 10% of the objectives are directly related to sustainability.

ESG metrics:

Currently, Ferrovial does not have specific associations between IROs and the compensation given to the governing bodies. However, its incentive scheme is related to ESG metrics concerning several material IROs:

- **Reduction of greenhouse gas emissions:** This includes the GHG emissions generated by the Company's' activities, efforts to reduce greenhouse gas emissions and initiatives to offset the carbon footprint, the development of energy infrastructure, energy efficiency services, renewable energy generation and solutions to mitigate emissions associated with mobility, etc.
- **Diversity and inclusion:** This involves the promotion of equal opportunities through recruitment, selection and training processes that guarantee non-discrimination and no social exclusion for any reason (ethnicity, religion, different abilities, gender, among others). It also includes the promotion of professional development of workers through attractive career guidance programs and services that adapt to their needs, fostering corporate culture. Additionally, the improvement of the work environment through the implementation of a diversity, equality and inclusion complaint and protection mechanism, and the guarantee of freedom of association and collective bargaining.
- **Occupational health and safety:** This focuses on improving the health and safety of workers by enhancing workplace conditions, including technological support (e.g. digitalization of processes). Prevention of death or disabling injuries; prevention of deterioration of workers' health, etc.

Terms of Payment and Evaluation:

- The evaluation is carried out annually to ensure alignment with the established objectives.
- Incentives are subject to protection clauses, guaranteeing the correctness of the reported results.

The remuneration policy, which includes the incentive scheme, is proposed and updated by the Nomination and Retribution Committee and submitted to the Board of Director for its approval.

Variable Compensation Percentage Dependent on ESG Objectives

As part of Ferrovial's commitment to sustainability for the CEO:

- RVA: 30% of annual variable compensation depends on ESG objectives and other qualitative metrics.
- Long-Term Incentives: 10% of the objectives include sustainability metrics, reinforcing the Company's strategic vision toward sustainable value creation.

Chief Executive Officer*	Fixed remuneration (FR)	Annual Variable Remuneration (AVR)	Long-term variable remuneration (long-term incentive plans)
Amounts	€1,450,000	***Target:*** 100% of the FR **Maximum:** 150% of the FR	**Maximum** (annualized): 150% of the FR
Targets	N/A	70% Quantitative: • Net Result (55%) • Cash Flow (45%) 30% Qualitative and ESG	2020-2022 Plan (2022 grant): • 50% Activity cash flow • 50% Relative TSR 2023-2025 Plan (2023 and 2024 grant): • 40% Activity cash flow • 50% Relative TSR • 10% ESG metrics (greenhouse gas reduction, diversity and occupational health and safety goals)
Design	N/A	100% in cash Malus and clawback clauses Discretion of the Board in exceptional circumstances	100% in shares 3 years of target measurement Malus and clawback clauses

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GOV - 4: STATEMENT ON SUSTAINABILITY DUE DILIGENCE Ferrovial, in compliance with the requirements of the CSRD and ESRS 1 standards, integrates the due diligence process into its management model through Ferrovial Risk Management (FRM), which periodically assesses the potential risks to human rights in its global operations. The Company employs specific tools to ensure respect for, and protection of, human rights, identifying risks in the different phases of the life cycle of its projects. These efforts are aligned with the disclosure obligations set forth in ESRS 1 and demonstrate a commitment to transparency in sustainability practices. To further enhance its due diligence, Ferrovial plans to extend this process to include value chain management, business transactions, and procurement processes. This extension will incorporate additional controls aimed at mitigating and preventing risks at all stages, fostering collaboration with suppliers and business partners to strengthen responsible practices across its operations. In its sustainability statement, Ferrovial provides clear correspondence detailing how the key aspects and steps of its due diligence process align with the cross-cutting obligations outlined in ESRS 1. This correspondence explains how these principles are applied within risk management and operational practices, ensuring that the Company’s actions on human rights and responsible business conduct are accurately represented. This approach reinforces transparency and traceability, offering stakeholders a true view of Ferrovial’s commitment to sustainability and ethical operations. The main aspects of due diligence can be found in chapter ESRS S3, which also includes information on the Human Rights Policy. Additionally, references to due diligence processes are also included in ESRS E3, E4, and E5. GOV - 5: RISK MANAGEMENT AND INTERNAL CONTROLS OVER SUSTAINABILITY REPORTING Risk Management and Internal Controls in Sustainability Disclosures Ferrovial has developed a robust system of risk management and internal controls to ensure the transparency, reliability and accuracy of sustainability disclosures. This system is designed to address both financial and non-financial risks, aligning with the highest sustainability standards and fostering stakeholder confidence. Main System Features 1. Digital internal reporting process: • Ferrovial uses a digital internal reporting system to collect and manage sustainability-related data. This structured process ensures the integrity and accuracy of the information from its source. 2. Validation of the information: • Data entered by users are validated by an independent reviewer, ensuring quality standards and regulatory compliance. This stage reduces errors and improves the credibility of the reports. 3. Review and consolidation: • The corporate social responsibility area reviews and consolidates the validated data, identifying inconsistencies and ensuring alignment with the Company's sustainability policies and practices. 4. Presentation to committees and audit: • Prior to disclosure, the consolidated data is presented to internal committees, allowing for adjustments and revisions prior to the final audit. System Scope and Components 1. Risk Control and Management Policy: • Approved by the Board of Directors, this policy establishes a general framework for risk management, including those related to sustainability, and defines risk tolerance and appetite levels. 2. Supervision: • Audit and Control Committee: Reviews and evaluates control systems, including operational, social and environmental risks, through regular updates of Ferrovial's risk map. • Internal Audit: Ensures the effectiveness of internal controls over financial and non-financial information, aligning them with strategic sustainability objectives. 3. Risk Assessment: • Conducted annually, this assessment includes a self-assessment of controls and the "Rolling Forward" process, which analyzes significant changes in processes or organization that may impact internal controls. Risk Assessment Methodology Ferrovial uses its in-house corporate risk management process Ferrovial Risk Management (FRM), executed twice a year, to identify and prioritize risks according to their probability and impact. This process allows for continuous evaluation and the implementation of appropriate control measures. Main Risks Identified and Mitigation Strategies 1. Climate Risks: • Identification: Physical risks such as heat waves and droughts that affect infrastructure and transition risk arising from regulatory changes, reputational aspects... • Mitigation: Use of ADAPTARE methodology based on IPCC projections to assess climate impacts, development and implementation of the Deep Decarbonization Path, among others. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 52_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

2. Strategic Risks: • Identification: Changes in mobility patterns, project availability, and challenges in attracting and retaining talent. • Mitigation: Analysis of market trends and development of alternative scenarios to promote traffic and project availability. 3. Operational Risks: • Identification: Risks associated with the completion of construction projects, which may impact costs and profitability. • Mitigation: Periodic auditing systems and specific controls on projects. 4. Compliance and Ethics Risks: • Identification: Risks derived from non-compliance with ethical and security policies, with legal and reputational repercussions. • Mitigation: Specific environmental management and biodiversity policies, integrated into an environmental management system. Related Controls and Follow-up • Annual Risk Assessments: Include action plans to address residual risks. • Health and Safety Prevention Systems: Ensure that safety measures are maintained as a fundamental value. Sustainability Reports The sustainability area reports regularly to the Board of Directors on the progress of the sustainability strategy and the fulfillment of objectives, ensuring that sustainability is an integral element in risk management and internal controls. Ferrovial regularly monitors its regulatory, strategic, operational and financial risks both from a business standpoint and in relation to governance, environmental management and social issues. These risks are evaluated and the most relevant are reported to the Audit Committee. The Group's sustainability strategy is aimed at taking advantage of environmental, social and governance opportunities and managing and mitigating risks, as well as minimizing the negative impacts of Ferrovial's activities. In this way, the strategy considers lines of action, targets and measures that enable the implementation of these practices from the strategic level to the actual management of operations. In the design of each of the Group's strategic sustainability plans,the impacts, risks and opportunities are taken into account, in addition to confirming their suitability after each update of double materiality. If, in subsequent years, any issues related to sustainability reporting, double materiality or internal controls regarding non-financial information arise, they will be submitted to the Audit and Control Committee as pertains to functions. SBM - 1: MARKET POSITION, STRATEGY, BUSINESS MODEL(S), AND VALUE CHAIN Ferrovial is a global Company focused on the development and operation of sustainable infrastructure. The Company’s business model is based on the integration of its business units (Toll Roads, Airports, Construction and Energy), where the Construction area supports the concession business with best-in-class engineering capabilities to design and build infrastructure. The integrated model is present in the entire lifecycle of a project, from conceptualization to design, funding, construction, and operation of critical infrastructure such as toll roads and airports. The Company’s growth focus remains the U.S., where we have a 20-year track record of building and managing toll roads and airports and we will continue to expand our North American asset base in the coming years. Ferrovial integrates sustainability as a fundamental pillar in its Horizon 24 strategic plan, promoting the development of sustainable, innovative and efficient infrastructures. The sustainability strategy is at the core of the Company, contributing to business development, helping to address the challenges that society faces and to generate new strategic opportunities, as well as building trust among its stakeholders. Three strategy vectors: ENVIRONMENT. Protect the Environment: Contribute to decarbonization: commit to becoming Net Zero by 2050 or earlier, promote low carbon infrastructures and support the energy transition. 1. Contribute to decarbonization: commit to bcominge Net Zero by 2050 or earlier, promote low-carbon infrastructures and support the energy transition. 2. Reduce the environmental footprint: reduce and compensate water consumption, promote the circular economy and reduce impact on biodiversity and natural capital. 3. Adapt to climate change risk: manage climate transition risks and increase infrastructures resilience through design improvements. 4. Invest in business opportunities with positive environmental impacts: develop business models to support energy transition (i.e., energy efficiency, urban renovation, vertiports). 5. Foster business toward a taxonomy portfolio: assess and monitor alignment and consider EU Taxonomy for new projects. SOCIAL. Improve lives and communities: 1. Foster economic development and engage with local communities: enhance economic activities in the regions where we operate and contribute to social development. 2. Improve people’s quality of life: create better places to live and work, improve infrastructure safety and user satisfaction. 3. Improve health, safety and well-being: promote key initiatives and programs for employees. 4. Develop talent ensuring diversity and inclusion: expand global and local talent pool and provide career development opportunities. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_53

GOVERNANCE. Lead our business responsibly: 1. Place sustainability at the core to create long term value: ensure ESG is embedded in the strategy and engage top management. 2. Be a long-term reliable partner: maintain a strong governance model and commit to Ferrovial’s values and governance practices. The sustainability strategy has key indicators that serve to evaluate the degree of implementation of Ferrovial's Sustainability Policy, along with the degree of achievement of the objectives set out in the Strategy in the short, medium and long term. The Sustainability Policy is inspired by the 2030 Agenda and the Sustainable Development Goals (SDGs), together with internationally accepted agreements and resolutions to consolidate the Company's position as a player that contributes to a more sustainable, innovative, inclusive and low- carbon economy. The principles and values of the Sustainability Policy engender the rest of the Company’s existing policies that have implications in sustainability matters, ensuring that these principles are observed in the different Group companies in which it has holdings. Both the Sustainability Policy and the Strategy integrate and provide consistency for all of them, guaranteeing a coordinated deployment of the different areas of action. Ferrovial has established a framework for monitoring the impact of the SDGs in its operations and value chain, having renewed AENOR certification this year on the alignment of the Sustainability Strategy with the SDGs. The Board of Directors approved the Sustainability Policy and supervises its implementation within the Sustainability Strategy and the degree of progress in the actions derived from it. Periodically, at least annually, the Sustainability Department reports to the Board of Directors on the progress of the Strategy and the level of compliance with the objectives, as well as on the progress of the most representative projects or actions. This monitoring is also carried out every four months by the Management Committee. The Sustainability Committee is chaired by the Sustainability Director and is composed of representatives from the business areas (Toll Roads, Airports, Energy and Construction) and the corporate areas (Sustainability -Chairman and Secretary-, Health, Safety & Well-being, Compliance and Data Protection, Innovation, Human Resources, Communication and CSR, General Counsel’s Office, Corporate Strategy, Investor Relations and Procurement). On an annual basis, the committee chairman reports to the Board of Directors. The Sustainability Committee is the link between the business areas and the corporation and senior management, reporting on progress and results, and proposing actions to the Management Committee, as well as transmitting the approval of proposals and results to the rest of the Company. The main objective of this committee is to define the Strategic Sustainability Plan and monitor its follow-up. Its functions can be summarized as follows: • Design, update and, if necessary, improve the Sustainability Strategy. • Monitor and evaluate the Company's performance in the area of sustainability based on established indicators and action plans. • Propose working groups on specific issues. • Share best practices of each of the areas on sustainability issues. • Provide information for sustainability reporting (both internal and external). • Analyze and evaluate sustainability trends, as well as new business risks and opportunities. To respond to modern-day challenges, the 2030 Sustainability Strategy provides guidelines for developing innovative, efficient and sustainable infrastructure, always taking into account three fundamental dimensions: environmental, social and governance. The Strategic Plan is the indispensable tool to ensure that sustainability is effective in fulfilling its mission and contributes to the development of the business, the creation of trust among its stakeholders and the fulfillment of its medium and long-term objectives. The Sustainability Committee has promoted the 2030 Sustainability Strategy Plan, prepared taking into account the main global macro-trends, the regulatory and normative environment (2030 United Nations Agenda, Climate Change and the European Green Deal), the main economic-financial frameworks (Task Force on Climate-Related Disclosures (TCFD), Taxonomy and the European Next Generation Plan), social challenges (new urban agenda, new mobility habits, etc.), technological factors (energy transition and digitalization), environmental factors (climate change, water scarcity, loss of biodiversity and public health), ESG investor requirements, the main reporting frameworks (Global Reporting Initiative, SASB and the TCFD), as well as CSR trend reports from various prestigious institutions. In addition, Ferrovial was recognized by AENOR as the first company to certify its Sustainability Strategy with the United Nations Sustainable Development Goals. It has specific areas of action and targets for each year and for the environmental, social and governance (ESG) areas. It is also aligned with the Horizon 24 business strategy and covers Ferrovial's value chain, from customers to suppliers. SUSTAINABILITY STRATEGY MEASUREMENT TARGETS The Sustainability Strategy has a set of key performance indicators, which serve to assess the progress and implementation level of the strategy, as well as the degree of achievement of the targets set. The Company also established a framework for monitoring the impact on the SDGs wich it focuses on the 2030 Agenda. This model is certified by AENOR, and the certification that AENOR awarded to Ferrovial in 2020 on sustainability and business contribution to the Sustainable Development Goals was renewed. The results obtained in 2024 and the deadline established for each objective stand as follows: FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 54_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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KPI MONITORING 2024


3
5
6
7
9
11
12
13
14
15
Performance 2024
Target 2024

	PERFORMANCE INDICATORS	2024 PERFORMANCE	TARGET	HORIZON	PERFORMANCE INDICATORS
E	1. GHG emissions: Scope 1&2 absolute emissions (tCO_2)	-35.78%	-42% (vs 2020)	2030	
E	2. GHG emissions: Scope 3 absolute emissions (tCO_2)	-18.03%	-25% (vs 2020)	2030	
E	3. Renewable electricity consumption	72.75%	100%	2025	
E	4. Annual recycling of Construction & Demolition waste	93.0%	>70%	2024-on	
E	5. Water consumption (Business Water Index Reduction)	-26.7%	-20% (vs 2017)	2030	
E	6. Taxonomic activities (% of Capex aligned)	42.9%	80%	2025	
E	7. Taxonomic activities (% of turnover aligned)	34.1%	60%	2025	
S	8. H&S: Serious injury and fatality frequency rate (incl. subcontractors: [Number x 1M] / Hours worked)	-26.0%	-31.8% (vs 2022)	2026	
S	9. Road safety (fewer crashes compared to an alternative or similar network)	-50.2%	-30%	2024-on	
S	10. Female talent: Leadership roles	26.2%	30%	2025	
S	11. Time saved: Monetized annual time savings of the Managed Lanes vs the General-Purpose Lanes in the Workday Peak	29.3%	50% (vs 2022)	2030	
ESG	12. Digitalization & innovation: portfolio that contributes directly and indirectly to improving ESG (% of investment over total portfolio)	34%	60%	2025	

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SUSTAINABILITY INDEXES Ferrovial is periodically evaluated by analysts who take into account the Company's ESG performance. In 2024 the Company was included in the main sustainability indices: • Dow Jones Best-in-Class World Index, prepared by S&P Global: Ferrovial has been a continuous member of this select index for the last 23 years. Score: 81/100 (+6 compared to 2023) • FTSE4Good: the Company was included on this index for the 21st consecutive year. • CDP: 15th year in a row on the A List of CDP Climate Change and 2nd time on the A List of CDP Water. • MSCI: "A" rating. • Morningstar Sustainalytics: Ferrovial received an ESG Risk Rating of 20.2, assessed by Sustainalytics as having a medium risk of experiencing material financial impacts from ESG factors. • MOODY'S: member of the Euronext-Vigeo Europe 120 index. • ISS ESG: ISS ESG Corporate Rating: C+. Prime status. ISS Governance QualityScore: Governance: 2 - E&S: 1 (which represents the lowest risk) • GRESB: 92 points, maximum "A" rating. • ECOVADIS: gold medal, with a score of 80/100. Ferrovial maintains its four strategic priorities: • People: ensuring the highest standards for health and safety in operations and implementing innovative technologies to prevent accidents for users and employees. Ferrovial will continue to attract, develop and deploy the best talent for each position, foster diversity, and actively manage the engagement level of our employees. Regarding the representativity of the different geographies where Ferrovial operates, a breakdown of employees by geography as well as the total headcount may be found in ESRS, S1-6. • Sustainable growth: developing high concession infrastructure value in our core markets, asset rotation to realize value of investments and fund future opportunities and ensure maximum return to shareholders – Toll Roads has a unique infra-asset base that focuses on developing congestion relief solutions, particularly in the U.S. and Canada through Managed Lanes (ML). The business will continue to develop MLs and toll roads in U.S. as well as focusing on increasing the solid pipeline and pursuing selected projects in other countries such as India (i.e., IRB partnership). – The value proposition of the Airports market is based on facilitating air transportation growth to improve people connectivity as air-traffic increases. The business unit will focus on terminal-related opportunities in the US, airport expansion projects in Europe and other growth opportunities where Ferrovial’s capabilities represent an advantage. – Energy is focused on developing projects for the energy transition: transmission lines, renewable projects, and energy efficiency business in selected markets. – Construction is key in supporting other divisions on complex infrastructure projects with end-to-end technical, engineering and production capabilities. The business unit has strong local bases in Texas, Spain & Poland that support other geographies and manage risks from bidding and design to project delivery. • Operational excellence: continue to improve efficiency, maximize cash generation, reinforce core processes and risk management. – Ferrovial’s commitment to sustainability aims to improve the future through the development and operation of sustainable infrastructures. The Company is committed to protecting the environment and support communities, enhancing safety, improving user experience, and reducing travel times. – Ferrovial is present in industry-leading sustainability indices such as Dow Jones Best in Class Index, MSCI, Sustainalytics, FTSE4Good, Moody’s and Carbon Disclosure Project, among others. • Innovation: supporting Ferrovial’s core business, accelerate its digital transformation, foster an appropriate cybersecurity culture and develop AI use cases. For all the above-mentioned services and activities, Ferrovial’s model is B2B, its main clients, as one of the largest multinational companies in infrastructure and construction, including both public and private entities. The Group’s main customer groups are: • Governments and Public Authorities: Ferrovial works with local, regional, and national governments on various infrastructure projects, such as roads, toll roads, bridges, tunnels, airports, and urban development works. • Airlines and Airport Authorities • Energy and Infrastructure Companies: Ferrovial works with large companies in the energy and infrastructure sector. • Private Companies: Ferrovial also collaborates with private sector companies on construction, urban development, and facility management projects, such as telecommunications and technology companies for the construction of specific infrastructures, industrial companies that require construction and maintenance services. • International organizations: In addition to Spanish clients, Ferrovial also works with several international organizations on large-scale projects in countries including the United States, Canada, and other European and Latin American nations. Regarding the representativity of the different geographies where Ferrovial operates, a breakdown of employees by geography as well as the total headcount may be found in ESRS, S1-6. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 56_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Value Chain

Ferrovial manages its entire value chain, ensuring that all key players are aligned with sustainability objectives:

1. Upstream stages:
   - Sustainable Supplies: Materials from suppliers that meet sustainability standards.
   - Local Collaboration: Promotes alliances with local suppliers to promote regional economic development.
2. Downstream stages:
   - Customers and Communities: Develops strategic relationships with customers and communities, engaging them in sustainability initiatives such as the circular economy and energy efficiency.
3. Principles of Circular Economy:
   - Promotes the reuse and recycling of materials, maximizing the value of inputs throughout their life cycle.
4. Water management:
   - Implements responsible water conservation and reuse technologies in operations, especially in areas with significant water stress.
5. Responsible use of natural resources:
   - Promotes eco-efficiency and guarantees the traceability of the products and raw materials used in its projects, fostering the acquisition of certified wood and ensuring that the materials used come from sustainable and responsible sources.

Critical Challenges and Solutions

1. Challenges:
   - Adaptation to climate change.
   - Emissions reduction.
   - Biodiversity preservation.
2. Solutions:
   - Development of low-emission infrastructure.
   - Implementation of circular economy.
   - Increased infrastructure resilience.

Impact and Risk Assessment

Ferrovial regularly assesses the risks associated with its key sectors and value chain, ensuring that they are aligned with its business model and sustainability objectives. This approach allows it to identify opportunities, mitigate negative impacts and promote a sustainable transition in all its operations.

Ferrovial confirms that it does not engage in any of the following activities: the production of chemicals included in division 20.2 of Annex I of Regulation (EC) No 1893/2006; the manufacturing of controversial weapons, such as anti-personnel mines, cluster munitions, chemical weapons, and biological weapons; or the cultivation and production of tobacco.

Ferrovial confirms that it does not produce, offer, or operate any products or services that are prohibited in any of the markets where it conducts business.

These material issues that have emerged correspond to ESG trends, the important issues to be managed in the sector and the nature of the activities carried out by Ferrovial. These issues are confirmed by the voluntary survey of third parties (stakeholders) and have also been checked with the company's management (an internal survey was launched among all members of the management committee and corporate directors).



5,0
3,5
FINANCIAL MATERIALITY
MATERIALITY OF IMPACT
3,5
5,0
Innovation, digitalisation and technology
Climate change adaptation
Climate change mitigation
Human Rights
Safety and health
Cybersecurity
Sustainable water management
Susatinable financing
Ethics behaviour and governance
Local communities
Diversity, equality and inclusion
Natural Capital: Biodiversity
Circular economy
Responsible supply chain
Transaparency
Environment
Social
Governance

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_57

Abbreviation Topics Climate Change Mitigation Mitigation of climate change and contribution to decarbonization Climate Change Adaptation Adaptation and resilience of infrastructures to climate change Pollution Air, soil, and water pollution Hazardous Substances Hazardous and highly concerning substances Waste Circular economy in waste management Circular Economy in Materials Circular economy in the purchase of materials used in the manufacturing of products and services Sustainable Water Management Sustainable water management Natural Capital Natural capital: biodiversity and ecosystems Health and Safety Health and safety of employees, contractors, and users Customer Satisfaction Customer satisfaction and proper use of our infrastructures Attracting and Retaining Diverse Talent Attraction and retention of talent ensuring diversity, equality, and inclusion Generating Positive Impact in Communities Generating positive impact in local communities Human Rights Respect for Human Rights throughout the entire value chain Responsible Supply Chain Responsible supply chain Ethics and Governance Ethical behavior, governance, and ESG management Sustainable Financing Sustainable financing, driving the business model towards a sustainable portfolio Cybersecurity and Privacy Cybersecurity and data privacy Innovation, Digitalization, and Technology Innovation, digitalization, and technology applied to business Transparency and Dialogue Transparency and dialogue with key stakeholders SBM - 2: INTERESTS AND VIEWS OF STAKEHOLDERS Integration of Stakeholders' Opinions Strategic Focus on Stakeholders Ferrovial actively incorporates the interests and opinions of its stakeholders into its business strategy and business model. This approach ensures alignment with stakeholder expectations, reinforces mutual trust and fosters a sustainable impact on the communities and markets where it operates. 1. Commitment to transparency: • Ferrovial prioritizes clear, accessible and continuous communication with all stakeholders, including relevant financial, social and environmental aspects. • Transparency in sustainability objectives, progress and results strengthens trust and fosters collaboration. 2. Innovative communication channels: • Digital tools are used to facilitate a two-way dialogue, allowing the active participation of stakeholders in strategic decision making. • Regular consultations, surveys and meetings ensure an understanding of stakeholders' needs and expectations. 3. Continuous adaptation: • The strategy and business model are reviewed periodically to incorporate feedback and adjust to market and societal trends. • This dynamic approach ensures the relevance and sustainability of operations. As an example of this approach Ferrovial sold its Services business unit. Collaboration with Stakeholders Ferrovial identifies its main stakeholders, who play a fundamental role in the execution of its business and sustainability strategy: • Clients: Companies and organizations that demand innovative and sustainable solutions for their infrastructure needs. • Employees: Human talent is essential for projects and organizational culture. • Suppliers: Key allies in the supply chain, guaranteeing sustainable materials and services. • Shareholders: Investors interested in financial performance and sustainability commitments. • Local Communities: Beneficiaries of infrastructure projects, whose well-being and development are a priority. • Governments and Regulators: Authorities responsible for regulations that guide operations. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 58_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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Collaboration Methods:

Ferrovial employs a wide range of strategies to work with its stakeholders and address key sustainability issues:

- Dialogue and consultation: Surveys, consultations and regular meetings to understand their needs and expectations.
- Social responsibility projects: Initiatives that benefit local communities, fostering trust and cooperation.
- Strategic alliances: Collaborations with NGOs, public organizations and other relevant groups to address sustainability challenges.
- Transparency in communication: Regular reports and updates on actions and results related to sustainability.

Impact and Sustainability Alignment

Ferrovial's approach ensures that stakeholder interests are integrated into its business model, promoting:

- Innovation and sustainability: Developing solutions that balance operational efficiency with environmental and social respect.
- Inclusion and well-being: Promoting professional development, inclusion and a healthy work environment for employees.
- Value chain collaboration: Establishing lasting and sustainable relationships with suppliers and local communities.
- Regulatory compliance: Ensuring alignment with sustainability and social responsibility regulations and policies.

Ferrovial integrated sustainability into its corporate strategy to address stakeholder expectations and comply with increasing non-financial disclosure regulations. In 2023, the Company updated its Sustainability Strategy to align with the demands of the financial community, including investors and shareholders, ensuring that sustainability remains a fundamental pillar of the business. As part of this process, Ferrovial established its 2030 Sustainability Strategic Plan, defining specific action areas and targets in environmental, social, and governance (ESG) matters, in line with its Horizon 24 corporate strategy.

This plan includes measures that will be implemented over the coming years, covering the Company's entire value chain. These initiatives are expected to strengthen stakeholder trust and enhance the market perception of the Company. By proactively addressing regulatory changes and social demands, Ferrovial aims to consolidate its reputation and strengthen its competitive position in the sector.

Sustainability oversight is integrated into Ferrovial's corporate governance structure. The Audit and Risk Committee is responsible for supervising ESG risks and ensuring their alignment with the Company's strategy. Additionally, the Sustainability Committee, chaired by the Chief Sustainability Officer and composed of representatives from various business areas, acts as a liaison between operations and senior management. This committee regularly reports on sustainability progress and outcomes, proposing strategic actions to the Management Committee and ensuring that corporate decisions reflect stakeholder interests and expectations.

Annually, the Chair of the Sustainability Committee presents a report to the Board of Directors, ensuring that governing bodies are informed about sustainability challenges and opportunities. Through these oversight mechanisms, Ferrovial ensures informed decision-making and the effective integration of sustainability into its business model.

The breakdown of total revenue, as included in the financial statements, can be found in Consolidated Financial Statements, Section II: Profit/(LOSS) for the year, 2.1. Operating Income.

SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL(S)

Ferrovial identified the ESG Impacts, Risks and Opportunities linked to its activities that are summarized in the table below. The Group addresses critical risks and negative impacts regarding environmental sustainability, social responsibility, and governance integrity, while fostering positive outcomes and identifying opportunities. The material risks, impacts and opportunities arising in Ferrovial's activities are the basis for the definition and implementation of the Company's ESG strategy and are intimately linked to its business model. The IROs arise from Ferrovial's B2B model and stem from the construction and asset operation activities it performs for its clients. . This strategy is adapted to each of the Group's different lines of business and takes into account its own operations and the value chain, mostly concentrated in our own operations and upstream value chain.

Positive Impacts			
Reduction of greenhouse gas emissions and offsetting the carbon footprint.	Improvement in the working conditions due to the increase in permanent contracts and the reduction of temporary, as well as, the establishment of adequate wages.	Improvement in the working conditions of all Group employees through the application and periodic review of the Human Rights Policy, as well all other commitments (Global Compact and United Nations Guiding Principles).	Avoid and/or mitigate incidents that could affect the integrity of the infrastructures managed by the Company, the integrity and privacy of people and/or the environment.*
Development of sustainable and resilient infrastructures that offer solutions for adaptation to climate change.	Improvement of the working environment through the implementation of complaint and protection mechanisms in terms of diversity, equality and inclusion, always guaranteeing freedom of association and collective bargaining.	Improvement of working conditions in the supply chain by generating a high-quality working environment.	Improve the cybersecurity culture of Company stakeholders.*

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Efficient use of resources: reduction, reuse or recycling of waste in construction.	Promotion of equal opportunities through the implementation of recruitment, selection and training processes that guarantee non-discrimination and zero social exclusion for any reason (ethnicity, religion, different abilities, gender, among others).	Create wealth and employment in the communities in which we operate thanks to local purchasing policy.	Generation of innovation in society through the creation of research centers by developing collaborations and alliances.*
Increase the availability, efficient consumption and improvement of water quality through operations at Cadagua.	Reduction of inequalities and improvement of the situation of vulnerable groups through the development and promotion of social action projects, research, education, the fight against hunger, etc.	Prevention of corruption and bribery crimes by promoting and enforcing compliance with the rules and compliance policies established by the Group.	Improvement in the environmental impact of our projects (energy efficiency, emission reduction, etc.) through the implementation of new technologies in the product process and digital management tools that help quantify their impact.*
Conservation and respect for the natural environment, under the principle of "no net loss," seeking to minimize and offset the negative impacts of activities through environmental planning and the commitments made.	Reduction of inequalities and improvement of the situation of vulnerable groups through the development and promotion of projects of social action, research, education, fight against hunger, respect for cultural rights, etc.	Increase society's trust by rejecting, avoiding and reporting any illegal or inappropriate action along the Group's entire value chain, promoting ethical behavior and the legality of business activities.	Promotion of an innovative and digital culture that fosters the continuous improvement of the Group and creates a friendlier working environment.*
Improved health and safety of workers by improving workplace conditions, including technological support (e.g., digitalization of processes).	Promotion of local purchases by integrating the entire value chain.	Improvement of performance and increase in values throughout the business chain based on the ethical requirements promoted by the Group and correct risk management.	Promotion of innovation and digitization to improve safety in projects, reducing accidents and risks for workers.*
Promote the professional development of workers through attractive career guidance programs and services that are adapted to their needs.	Improvement in the living conditions of local communities because of our infrastructures (reduction of accidents, certainty of times, decongestion of cities, access to drinking water, and better urbanized areas).	Contribution to internal awareness and dissemination among external stakeholders (contractors, partners, commercial suppliers, etc.) of the principles of integrity and ethics in business conduct.	Generation of trust thanks to the Company's ability to have transparent and consistent communications.*
Promotion of employees' professional development through attractive career guidance programs and services that adapt to their needs, promoting a corporate culture.			

60_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

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Negative Impacts*			
GHG emissions generated by the Company's activities.	Deterioration of workers' health.	The construction and development of infrastructures, such as roads, bridges, dams, energy, drinking water and transportation systems can directly affect the human rights of communities and clients (displacement of population, for example).	Maintenance problems and need to replace machinery to adapt to new technologies.*
Increase in the consumption of raw materials and greater generation of waste in construction.	Death or disabling injuries.	Improvement of financing conditions so insignificant that they do not stimulate the appetite for this type of financing by companies for the financing of their projects.*	Impact on the workforce due to the technological gap of some profiles arising from the digital transformation.*
Extraction, consumption and discharge of water in areas of water stress (surface waters and marine resources).	Disturbances to the local community caused by activity, construction and operations (noise pollution, road closures, etc.).	Materialization of incidents that could affect the integrity of the infrastructures managed by the Company, the integrity and privacy of people and/or the environment.*	Decrease in the workforce stemming from automation and the inclusion of new technologies.*
Preventive measures to avoid incidents involving the status of species and the spread of invasive alien species.			Loss of credibility and trust among stakeholders due to a lack of transparency in the reporting of non-financial information and publishing untruthful misleading data (greenwashing).*

Risks			
Increased risk and/or non-compliance with legislative requirements or objectives linked to climate change and lack of availability of new technologies.	Operational risk delays: caused by stoppage of activities as a result of a fatal accident or damage to property.	Damaged reputation and loss of trust as a responsible company that does not comply with human rights.	Severe fines and penalties for non-compliance with regulations and enforcement control frameworks.*
Increase in maintenance and extraordinary repairs in infrastructure due to severe weather events.	Financial risk: related to compensation or sanctions; Loss of contracts with customers with high security standards.	Worsening of financing conditions if sustainability criteria are breached.*	Vulnerability in operations through service interruptions due to exposure to natural disasters.*
Loss of biodiversity and natural capital in construction and surrounding areas as a result of construction and in surrounding areas as a result of the construction of large renewable energy infrastructures and transmission lines.	Loss of competitiveness due to lack of diversity in the workforce.	Targeted by sophisticated cyberattacks that affect the Company's operations, productivity, information, intellectual property or image/reputation, as well as the integrity of people.*	Possible fines and loss of reputation for regulatory non-compliance in AI issues.*
Reputational risk caused by the impact of a fatal accident or one with catastrophic consequences.			

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Opportunitties			
Development of energy infrastructure, energy efficiency services, renewable energy generation and solutions to mitigate emissions associated with mobility.	Attraction and retention of talent and reduction of turnover thanks to having projects with high technological value where they can develop in very attractive professional fields.	To be a benchmark in the sector by promoting best practices in human rights throughout the value chain.	Greater competitiveness when bidding for projects.
New opportunities for the development of sustainable and resilient infrastructures and services that offer solutions for adaptation to climate change, which can provide competitive advantages by providing differential solutions.	Increased employee productivity.	Differentiation and access to clients with requirements of high human rights standards.	Improvement in ESG ratings thanks to the implementation of best practices in corporate governance.
New ways of developing Ferrovial Construction's business through authorized waste management.	Improvement of the Company's reputation and image, and consolidation in local markets.	Increased mutual trust that improves operability and transparency in the relationship with our suppliers.	It shows the market the Company's commitment to sustainability, including in the financial sphere.*
Through Cadagua, Ferrovial helps to solve the effects of climate change on water resources, focusing its business on the design, construction, operation and maintenance of water treatment facilities, favoring the availability of resources in the natural environment and for human consumption.	Strengthen the license to operate due to good management with local communities.	Promotion of an ethical culture that allows preventing and minimizing the risks of conduct or irregular practices in the value chain.	Make security a business driver, differentiating ourselves from our competitors through advanced security practices and high levels of compliance.*
Increased productivity, job satisfaction and employee retention thanks to the Group's care for the health and well-being of employees.	Improvement of employees' pride of belonging and engagement, as well as the attraction of talent due to participation in social projects and the Company's commitment.	Increased funding or improved financing conditions for projects with ethical and anti-corruption requirements (socially responsible investment).	Improved corporate governance and trust in the company.*
Reduction of absenteeism from work arising from proper management of the health and well-being of employees that reduces the costs derived from accidents at work and occupational diseases.	Implementation of new technologies that generate a more resilient portfolio of assets.*	Identification of new businesses based on the evaluation of new low-emission technologies (photovoltaic plants, nuclear SMRs, off-shore wind, etc.).*	

*The IROs marked with an * are those identified as entity-specific IROs.*

The IROs above result in the following sustainability matters:

- Climate change mitigation and contribution to decarbonization
- Adaptation and resilience of infrastructures to climate change
- Air, soil and water pollution
- Circular economy and sustainable use of resources
- Sustainable water management
- Natural Capital: Biodiversity
- Safety and health of employees, contractors and users
- Customer satisfaction and safe use of our infrastructures.
- Attracting and retaining talent by ensuring diversity, equality and inclusion
- Generating a positive impact on local communities
- Respect for Human Rights throughout the value chain
- Responsible supply chain
- Ethics behavior, governance and management of ESG aspects
- Sustainable financing, driving the business model towards a taxonomic portfolio
- Cybersecurity and data privacy
- Innovation, digitalisation and technology applied to business
- Transparency and dialogue with key stakeholders

62_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

All of Ferrovial’s impacts, both positive and negative, apply in the short, medium and long term, i.e. from last year to over 5 years from the current moment as they stem from core activities and are in great part inherent to them, such as Health&Safety issues, equality and diversity in a workforce that operates in a STEM sector and global geographies, carbon emissions, etc. Ferrovial has established clear time horizons for assessing impacts (incidences) related to double materiality, which are deemed reasonably foreseeable based on their likelihood of occurrence. These time horizons are categorized as follows: Short term: Impacts whose likelihood of occurrence is particularly associated with the next year. This horizon allows for the evaluation of risks and incidences requiring immediate attention and short-term operational planning. Medium term: Includes impacts whose likelihood of occurrence is associated with a timeframe covering the next five years. This horizon is crucial for strategic planning and adapting to regulatory, technological, and market changes. Long term: Evaluates impacts whose likelihood of occurrence is associated with a timeframe starting beyond five years. This horizon is used to anticipate structural and strategic transformations that may affect operations or business sustainability in the long term. Regarding Climate Action and Carbon Footprint, the Group focuses on reducing greenhouse gas (GHG) emissions and offsetting the carbon footprint generated by corporate activities, to mitigate the significant contribution of its activities to GHG emissions. In parallel, Ferrovial develops sustainable and resilient infrastructure to address the impacts of climate change, and promotes efficiency in raw material consumption and waste generation, through minimization, reuse and recycling. As for Water Management, the Group is aware of the relevance of water extraction, consumption, and discharge in water-stressed areas negatively impacting surface and marine water resources. Therefore, Ferrovial enhances water availability, promotes efficient consumption, and improves water quality through operational measures such as those implemented at Cadagua. The challenge the Group faces is to prevent water stress and ensure sustainability in regions of high water demand. Additionally, through its clean water projects, the water consumed at construction sites is returned to the environment using Cadagua's treatment processes. Furthermore, Ferrovial contributes to water availability in underserved regions through international cooperation initiatives involving the construction of wells. As for Biodiversity Conservation, the Group implements preventive measures to protect species, control invasive alien species, and minimize negative impacts through environmental planning under a "no net loss" principle. Ferrovial's approach is to take into account the risk of activities causing environmental degradation or loss of biodiversity at an early stage when analyzing viability and taking measures to minimize environmental impact. Regarding social issues, ensuring Occupational Safety and Health is of utmost importance, and the Company is committed to improving workplace conditions and to introducing technological advances, such as process digitalization to optimize conditions. The Group continuously works on the prevention and minimization of workplace diseases and fatal or disabling injuries. Talent is a valuable asset that Ferrovial nurtures through professional development and worker well-being programs. The Company offers attractive career guidance programs and tailored services to support professional growth and strengthen corporate culture. The efforts are currently focused on automation and digital transformation to reduce gaps in skills and reduce workforce needs in certain areas. Ferrovial is committed to fostering a workplace where everyone has the opportunity to thrive. The Company prioritizes inclusive recruitment, training, and selection processes to actively combat discrimination and social exclusion based on ethnicity, religion, gender, or abilities. By addressing societal inequalities, Ferrovial ensures workplace diversity and equal opportunities for all. Through impactful social action projects, Ferrovial contributes to reducing inequalities and supporting vulnerable groups. Education and cultural initiatives play a central role in these efforts, alongside the development of safer and better-urbanized areas with access to essential infrastructure. These actions enhance the quality of life in local communities, even as the company carefully manages potential challenges such as displacement or dissatisfaction stemming from construction activities. Ferrovial upholds high ethical standards by implementing mechanisms that protect diversity, equality, and inclusion. Ensuring freedom of association and collective bargaining is at the core of these initiatives. Transparency remains a guiding principle, with robust reporting processes in place to maintain stakeholder trust and prevent issues such as "greenwashing." Human rights are central to Ferrovial's operations. The Company regularly reviews its policies to align with commitments such as the UN Global Compact and Guiding Principles. Efforts to improve labor conditions include promoting permanent contracts and ensuring fair salaries. By balancing technological advancements with workforce needs, Ferrovial supports sustainable growth without compromising social justice. Ferrovial plays a vital role in strengthening local economies by integrating local suppliers into its value chain. The Company is also addressing challenges related to financing sustainable development projects, ensuring proper maintenance of technology and machinery, and driving the adoption of innovative solutions that create lasting economic impact. As to the current and anticipated effects of the Group’s material IROs, Ferrovial’s 2030 Sustainability Strategy is both a risk mitigation and value creation framework. By proactively addressing material ESG IROs, the Company is positioning itself to navigate the complex sustainability landscape, enhance its business resilience, and capitalize on emerging green infrastructure opportunities. The continuous evolution of regulatory requirements, market expectations, and technological advancements will shape Ferrovial’s decision-making processes and strategic outlook in the years to come.In particular, Ferrovial has detected during the year the following effects of climate change: In North Carolina the Helene Hurricane caused the I-77 highway not to be charged dynamic pricing for 5 weeks, the economic impact of which amounted to 2.4M$. In addition, the consequences suffered by the DANA in Valencia generated an impact on our financial accounts of 0.87M€ as a result of Ferrovial workers and machinery offered for the emergency situation. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_63

Current: • Impact on its Business Model, Value Chain & Governance: – The increasing emphasis on low-carbon and resilient infrastructure has led Ferrovial to integrate green building technologies and enhance the circular economy within its supply chain. – The shift toward renewable energy and sustainable transportation affects its procurement strategies, pushing for increased resource efficiency and emission reduction. – The development of resilient infrastructures is becoming a competitive factor, requiring investment in climate-adaptive projects. – The formation of the Sustainability Steering Committee, reporting to the Board of Directors, ensures that ESG considerations are embedded in corporate decision-making. – Integration of ESG performance indicators into executive remuneration aligns leadership incentives with sustainability goals. • Risks for Ferrovial’s business: – GHG emission regulations pose transition risks, increasing compliance costs and necessitating additional investments in clean technologies. – Social and regulatory expectations for reducing greenhouse gas emissions may require rapid adaptation of operating practices. – Non-compliance with climate-related legislation could lead to legal and financial penalties, impacting project feasibility. – Maintenance and repairs due to weather events present physical risks, as extreme weather conditions can damage critical infrastructure and disrupt operations. • ESG related business opportunities: – The transition toward net-zero infrastructure opens new revenue streams in sustainable mobility, including the development of electric vehicle (EV) charging networks and urban air mobility (UAM) solutions. – New opportunities in resilient solutions provide a competitive advantage in delivering climate-adaptive infrastructure projects. – Circular economy principles create cost-saving opportunities by promoting waste reduction, recycling, and efficient resource use within projects. – The development of energy solutions enables technological advancements in sustainable energy, strengthening Ferrovial’s market positioning. Future: • Impacts – Ferrovial's commitment to the Science-Based Targets initiative (SBTi) and the Paris Agreement influences capital allocation toward sustainable infrastructure projects. – Investment in smart and resilient urban development aligns with the increasing global demand for sustainable cities and green transportation. – The push for climate-adaptive solutions is influencing Ferrovial’s approach to infrastructure design and risk mitigation. • Risks – Risk of stricter ESG regulations in the European Union, United States, and Latin America may impose compliance costs and require adjustments in risk management frameworks. – Market fluctuations and supply chain disruptions related to geopolitical tensions and raw material shortages could pose risks for meeting accomplishing project timelines and cost efficiency. – Failure to keep pace with technological demands for sustainable energy may limit Ferrovial’s competitiveness in the evolving energy sector – Reputational risks associated with greenwashing concerns require transparent sustainability reporting and alignment with European regulations. – Potential backlash from investors if sustainability goals are not met or if there are delays in achieving climate commitments. – Failure to comply with evolving climate-related legislation could lead to regulatory scrutiny and financial penalties. – Inability to access sustainable funding due to ESG performance below market expectation. • Opportunities: – Expansion into green infrastructure financing and public-private partnerships (PPPs) offers strategic growth avenues. – Digital transformation, including AI-driven asset management and predictive maintenance, enhances operational efficiency and long- term asset resilience. – A focus on climate-resilient infrastructure development enables Ferrovial to differentiate itself in the market and secure long-term contracts. – Strengthened stakeholder engagement through transparent sustainability disclosures enhances corporate reputation and investor confidence. – Adoption of ESG-driven innovation strategies fosters resilience and market leadership in the global infrastructure sector. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 64_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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- A **proactive approach to climate legislation compliance** positions Ferrovial as an industry leader in sustainable infrastructure.

Ferrovial identified material impacts that have turned out to be exclusively through its own activities, arising directly from its business model and operations in sectors such as construction, infrastructure management and energy. These incidents do not depend on external business relationships. The Company addresses these issues independently through internal strategies, digital transformation programs and policies designed to maximize efficiency and minimize negative impacts.

The materiality assessment conducted in the previous EINF report focused solely on impact materiality, as required by Law 11/2018. Unlike the current approach under the CSRD framework, the previous assessment did not include an analysis of financial materiality and did not apply the concept of double materiality. This represents a significant methodological shift, aligning the new assessment with broader sustainability reporting standards.

There have been no significant changes on the level of material sustainability matters compared to last year's sustainbility report. However, previous years' reporting contents were regulated by the Spanish regulation transposing the EU's Non-Financial Reporting Directive, meanning that financial materiality was not required and the mandatory contents of the report were not as extensive as those of the ESRS standards.

In the performance of its corporate objectives, Ferrovial is exposed to diverse risk factors emerging from the nature of the sectors in which it operates, the countries where its activities are located and the different regulations to which it is subject. The Board of Directors of Ferrovial establishes—in the Risk Control and Management Policy—the risk appetite and the admissible tolerance level for each risk factor. This policy aims to provide all Company employees with a general framework of action for the control and management of the risks of any nature that they may face when striving to implement the business objectives and the general strategy of Ferrovial. Risk appetite levels are set per risk factor on a scale from risk aversion to risk assumption. For instance, a risk aversion appetite was set for risks related to ethics, integrity and compliance, and a risk assumption appetite was set for risks related to strategic innovation.

	Risk Appetite Levels for most relevant Risk Events				
	aversion	reduced	neutrality	moderate	assumption
Mobility patterns					
Availability of value-generating projects					
Talent attraction and retention					
Cyberthreats					
Macroenvironment					
Non-compliance with sustainability objectives					
Health and safety					
Company reorganization					
Climate change					
Ethics and integrity					
Financial risks					

IRO - 1: DESCRIPTION OF PROCESSES TO IDENTIFY AND ASSESS ASSESS MATERIAL IMPACTS, RISKS AND OPPORTUNITIES

Identification and Evaluation of Impacts, Risks and Opportunities (IRO)

Ferrovial implements a rigorous process to identify, evaluate and prioritize IROs relevant to its business model and sustainability strategy:

1. Initial Identification:
   - Section AR16 of ESRS 1 has been used as a fundamental basis for conducting the double materiality analysis, serving as a reference framework for the identification of the main issues, and subsequently of the Impacts, Risks and Opportunities (IROs). This gives us the certainty that all the issues contemplated in the CSRD regulations have been addressed comprehensively.

   Ferrovial used a comprehensive analysis of the sectoral context, based on:

   - International ESG Standards: GRI, SASB, ESRS, Global Compact, among others.
   - Regulation: CSRD, Green Deal, EU Taxonomy, Climate Change Law, among other relevant regulations.
   - Analyst and Investor Requirements: Dow Jones Best in Class Index, MSCI, Sustainalytics, Blackrock.
   - This approach allowed a precise identification of the key points of the value chain and the impacted stakeholders.
   - Internal meetings were held with corporate and business area teams to identify the most relevant IROs.
   - A list of 43 impacts, 14 risks and 23 opportunities were drawn up, considering positive and negative, current and potential impacts.
2. Full Coverage:
   - Ferrovial ensures full coverage by assessing its value chain, encompassing internal operations as well as business relationships with partners, suppliers, and contractors. This includes activities related to the construction, maintenance, and management of infrastructure, which have significant social and environmental implications.
3. Classification:
   - Impacts were classified into Sustainability matters (environmental, social and governance), aligned with ESRS and previous materiality exercises.

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Evaluation and Methodology Ferrovial follows a structured approach based on EFRAG recommendations to identify, assess, prioritize, and monitor sustainability-related risks and opportunities. This process integrates both financial materiality and impact materiality, ensuring that the connections between impacts, dependencies, and their financial effects are thoroughly evaluated. Ferrovial conducts a comprehensive analysis of potential and actual impacts across its value chain, identifying: Negative impacts: Such as legal non-compliance, operational risks, and reputational damages. Critical dependencies: Such as the availability of key resources (e.g., raw materials) and strategic relationships with business partners. 1. Impacts: • Evaluated as the product of severity and probability. • For negative impacts, severity includes degree, irremediability and extent. For positive impacts, irremediability does not apply. 2. Risks and Opportunities: • Evaluated as the product of severity and probability. • For risks, severity is based on negative effects on the business or legal non-compliance. • For opportunities, the positive effect on reputation, financial statements or asset/liability value is measured. 3. Semi-qualitative methodology: • Based on EFRAG recommendations, adapted to capture IRO specificity. 4. Prioritization: As part of the double materiality analysis and the identification of Impacts, Risks, and Opportunities (IROs), a structured evaluation process was conducted using a five-point scale to assess the relevance of each topic. IROs classified within the highest two categories were deemed material and prioritized accordingly. This framework ensures that the most relevant topics are prioritized and that the analysis complies with the standards set by current regulations, providing a solid and transparent foundation for decision-making. 5. Monitoring and control of financial effects: Ferrovial utilizes digital tools and internal processes to ensure continuous monitoring of sustainability-related risks and opportunities. These tools allow: Tracking of key metrics: Impacts on revenue, operating costs, and invested capital. Periodic control: Reviewing mitigation measures and real-time adjustments. Additionally, results are regularly reported to the Board of Directors through the Audit and Risk Committee, ensuring proper and transparent oversight. IRO Management Process 1. Double materiality: • Severity and likelihood were based on Ferrovial's risk map, ensuring alignment between the materiality analysis and risk management. • The interaction between the risk map and double materiality analysis allows the incorporation of trends, regulatory changes and operational challenges. 2. Comprehensive management • IROs are integrated into the overall risk management process, allowing an assessment of the risk profile from both financial and non-financial perspectives. • This integration guides strategic and operational decisions, maximizing opportunities and mitigating negative impacts. 3. Control and follow-up: • Prioritization is based on the severity and likelihood of negative impacts, while positive impacts are prioritized according to magnitude, scope and likelihood. • Ongoing assessments are conducted to update the risk profile based on the environment and emerging needs. Impact on Corporate Strategy The IRO evaluation process allows: • Proactive mitigation: Addressing regulatory, operational and reputational risks. • Seizing opportunities: Identifying areas for improvement, such as energy efficiency, the circular economy and climate resilience. • Informed decision making: Aligning strategic actions with sustainability objectives and stakeholder expectations. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 66_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Integration in General Management Ferrovial’s Risk management process (FRM) has led to the development of certain IROs for the Double Materiality assessment (DMA), similar to how the other IROs identified in the DMA will be fully integrated into this FRM. Ferrovial has implemented a comprehensive and systematic process to identify, evaluate, prioritize, and control potential and actual impacts on people and the environment. This process aligns with due diligence principles and integrates the following key elements: • i. Focus on specific activities, business relationships, and geographic areas with higher risk The process emphasizes identifying and prioritizing activities, business relationships, and geographic areas with a higher risk of adverse impacts. These includes: • Geographic areas: The evaluation focuses on regions where Ferrovial operates, such as North America, Europe, and other specific areas with significant environmental and social challenges. In Ferrovial's double materiality analysis, for Impacts, Risks, and Opportunities (IROs) related to the environment, different geographies and locations have been considered within the same IRO. The applied methodology establishes that the final score assigned always corresponds to the highest rating obtained among all evaluated geographies. This approach avoids averaging in the assessment of environmental IROs, aiming to prevent the severity of any impact, risk, or opportunity from being diluted. By selecting the maximum value, the analysis ensures that no environmental aspect is underestimated, providing a more robust evaluation aligned with the business reality and its impact across different regions. • Business relationships: It includes an in-depth review of the supply chain, focusing on suppliers operating in high-risk sectors or regions. • Activities: Impacts related to Ferrovial's core sectors, including toll roads, airports, construction, and energy, are evaluated, considering the complexity and specific challenges of each area. • As an example of this assessment, Cadagua has related IROs that have been deemed material while the rest of the business units consider water stress to have low materiality. To see more information refer to ESRS E3. • ii. Consideration of impacts from both Ferrovial's operations and business relationships The analysis encompasses both direct operations and impacts resulting from business relationships: • Direct operations: The process assesses environmental and social impacts generated by infrastructure projects, from design to execution and maintenance. • Business relationships: It extends to suppliers and partners, ensuring that sustainability and human rights standards are upheld throughout the value chain. • iii. Stakeholder consultations to understand impacts Ferrovial’s due diligence process includes consultations with stakeholders to understand how they may be affected: • Stakeholder groups: The Company conducts a double materiality analysis involving active participation from employees, local communities, investors, clients, and business partners. These consultations help identify the areas with the greatest impact and risk. • Execution of the Double Materiality Analysis Ferrovial employs a double materiality analysis as a core tool to identify and prioritize relevant impacts. This approach considers both: • The risks and impacts the Company has on the environment and society. • The risks and impacts on the Company’s financial and operational performance. This process ensures that Ferrovial makes informed decisions, prioritizing risk mitigation to enhance the sustainability of its operations and business relationships, while meeting international standards and stakeholder expectations. Ferrovial classifies risks and opportunities based on their impact in different areas: Critical (5), Significant (4), Important (3), Informative (2), Minimal (1), and None (0). Risks • Operational: They can affect business continuity, ranging from temporary disruptions to the inability to continue operations. • Reputational: Assess the damage to the company's perception and the trust of stakeholders. • Regulatory: Consider possible infractions, from minor violations to critical breaches that could lead to severe penalties or suspension of activities. Opportunities • Reputational: Analyze improvements in the company’s perception and stakeholder trust. • Business Growth: Measure the financial impact of new opportunities on revenue, costs, and asset or liability valuation. Ferrovial’s decision-making process and internal control procedures, as well as the integration of impact, risk, and opportunity identification, assessment, and management within the company's overall risk management framework, are detailed in section ESRS 2, SBM-3, where the Ferrovial Risk Management (FRM) is presented. Ferrovial's double materiality analysis relies on various data sources, including regulations such as ESG standards (ESRS, GRI, SASB), benchmarking with competitors, and trend analysis in media and investors. Its scope covers all business lines (Energy, Construction, Highways, and Airports) and key geographies (Europe, America, Asia, and Australia), considering the entire value chain. Hypotheses are built using historical data, stakeholder consultations, and semi-qualitative evaluation models, ensuring a comprehensive view of impacts, risks, and opportunities. The materialization of the Risk Control and Management Policy and its basic principles is materialized, among others, in the risk identification and assessment process, called Ferrovial Risk Management (FRM). FRM is implemented in all the company's areas of activity and is carried out twice a year. 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The Compliance and Risk Department, which is independent of the business lines, reports to the Audit and Control Committee every six months, and at least once a year.

The FRM process, through the application of a common metric, makes it possible to identify and assess risk events, including ESG items, according to their probability of occurrence and their potential impact on business objectives and corporate reputation. For each risk event identified, two assessments are made: an inherent assessment, without considering the specific control measures implemented to mitigate the risk, and a residual assessment, considering the specific control measures. In this way, Ferrovial can take the most appropriate mitigation measures according to the nature of the risk and evaluate their effectiveness.

As a result, there is an integration between the risk management system,the strategy of the company and the Double Materiality Matrix.

IRO-2. Disclosure Requirements in ESRS covered by the Company's sustainability statement

For an explanation of the thresholds maintained to determine the IROs that define the information to be reported, see ESRS 2 IRO-1. For the list identified material IROs, refer to ESRS 2, section SBM-3.

Standard	Disclosure requirement		Comment
ESRS 2	BP-1	43	
ESRS 2	BP-2	44	
ESRS 2	GOV-1	46	
ESRS 2	GOV-2	49	
ESRS 2	GOV-3	50	
ESRS 2	GOV-4	52	
ESRS 2	GOV-5	52	
ESRS 2	SBM-1	53	
ESRS 2	SBM-2	58	
ESRS 2	SBM-3	59	
ESRS 2	IRO-1	65	
ESRS 2	IRO-2	68	
ESRS E1	SBM-3	85	
ESRS E1	GOV-3	50	
ESRS E1	IRO-1	82	
ESRS E1	E1-1	85	
ESRS E1	E1-2	87	
ESRS E1	E1-3	88	
ESRS E1	E1-4	89	
ESRS E1	E1-5	89	
ESRS E1	E1-6	90	
ESRS E1	E1-7	92	
ESRS E1	E1-8	93	
ESRS E1	E1-9	n/a	Phased-in
ESRS E2		n/a	Not material
ESRS E3	IRO-1	95	
ESRS E3	E3-1	95	
ESRS E3	E3-2	97	
ESRS E3	E3-3	98	
ESRS E3	E3-4	98	
ESRS E3	E3-5	n/a	Phased-in
ESRS E4	SBM-3	100	
ESRS E4	IRO-1	102	
ESRS E4	E4-1	103	
ESRS E4	E4-2	106	
ESRS E4	E4-3	107	
ESRS E4	E4-4	109	
ESRS E4	E4-5	110	
ESRS E4	E4-6	n/a	Phased-in
ESRS E5	IRO-1	112	
ESRS E5	E5-1	112	
ESRS E5	E5-2	113	
ESRS E5	E5-3	114	
ESRS E5	E5-4	114	
ESRS E5	E5-5	115	
ESRS E5	E5-6	n/a	Phased-in
ESRS S1	SBM-2	117	
ESRS S1	SBM-3	117	
ESRS S1	S1-1	118	
ESRS S1	S1-2	123	

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ESRS S1	S1-3	124	
ESRS S1	S1-4	125	
ESRS S1	S1-5	128	
ESRS S1	S1-6	128	
ESRS S1	S1-7	n/a	Phased-in
ESRS S1	S1-8	132	
ESRS S1	S1-9	133	
ESRS S1	S1-10	134	
ESRS S1	S1-11	n/a	Phased-in
ESRS S1	S1-12	134	
ESRS S1	S1-13	n/a	Phased-in
ESRS S1	S1-14	134	Information related to value chain workers phased-in
ESRS S1	S1-15	n/a	Phased-in
ESRS S1	S1-16	135	
ESRS S1	S1-17	137	
ESRS S2	SBM-2	138	
ESRS S2	SBM-3	138	
ESRS S2	S2-1	139	
ESRS S2	S2-2	142	
ESRS S2	S2-3	142	
ESRS S2	S2-4	143	
ESRS S2	S2-5	145	
ESRS S3	SBM-2	146	
ESRS S3	SBM-3	146	
ESRS S3	S3-1	148	
ESRS S3	S3-2	150	
ESRS S3	S3-3	151	
ESRS S3	S3-4	151	
ESRS S3	S3-5	153	
ESRS S4		n/a	Not material
ESRS G1	GOV-1	154	
ESRS G1	IRO-1	154	
ESRS G1	G1-1	154	
ESRS G1	G1-2	160	
ESRS G1	G1-3	160	
ESRS G1	G1-4	162	
ESRS G1	G1-5	n/a	Not material
ESRS G1	G1-6	162	
ENTITY SPECIFIC: CYBERSECURITY		163	
ENTITY SPECIFIC: INNOVATION, DIGITALIZATION AND TECHNOLOGY APPLIED TO THE BUSINESS		170	

Standard	Disclosure requirement	Reference	Materiality	Page
ESRS 2	GOV-1	SFDR/BNCH	Material	46
ESRS 2	GOV-1	BNCH	Material	46
ESRS 2	GOV-4	SFDR	Material	52
ESRS 2	SBM-1	SFDR/P3/BNCH	Material	53
ESRS 2	SBM-1	SFDR/BNCH	Material	53
ESRS E1	E1-1	LC	Material	85
ESRS E1	E1-1	P3/BNCH	Material	85
ESRS E1	E1-4	SFDR/P3/BNCH	Material	89
ESRS E1	E1-5	SFDR	Material	89
ESRS E1	E1-5	SFDR	Material	89
ESRS E1	E1-5	SFDR	Material	89
ESRS E1	E1-5	SFDR	Material	89
ESRS E1	E1-5	SFDR	Material	89
ESRS E1	E1-5	SFDR	Material	89
ESRS E1	E1-6	SFDR/P3/BNCH	Material	90
ESRS E1	E1-6	SFDR/P3/BNCH	Material	90
ESRS E1	E1-6	SFDR/P3/BNCH	Material	90
ESRS E1	E1-6	SFDR/P3/BNCH	Material	90
ESRS E1	E1-7	LC	Material	92

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ESRS E1	E1-7	LC	Material	97
ESRS E1	E1-9	P3	Material	Phased-in
ESRS E1	E1-9	BNCH	Material	Phased-in
ESRS E2	E2-4	SFDR	No Material	
ESRS E3	E3-1	SFDR	Material	95
ESRS E3	E3-1	SFDR	Material	95
ESRS E3	E3-1	SFDR	Material	95
ESRS E3	E3-4	SFDR	Material	98
ESRS E3	E3-4	SFDR	Material	98
ESRS E4	E4 SBM-3	SFDR	Material	100
ESRS E4	E4 SBM-3	SFDR	Material	100
ESRS E4	E4 SBM-3	SFDR	Material	100
ESRS E4	E4-2	SFDR	Material	106
ESRS E4	E4-2	SFDR	Material	106
ESRS E5	E5-5	SFDR	Material	115
ESRS E5	E5-5	SFDR	Material	115
ESRS S1	S1 SBM-3	SFDR	Material	117
ESRS S1	S1 SBM-3	SFDR	Material	117
ESRS S1	S1-1	SFDR	Material	118
ESRS S1	S1-1	P3	Material	118
ESRS S1	S1-1	SFDR	Material	118
ESRS S1	S1-1	SFDR	Material	118
ESRS S1	S1-3	SFDR	Material	124
ESRS S1	S1-14	SFDR/BNCH	Material	134
ESRS S1	S1-14	SFDR	Material	134
ESRS S1	S1-16	SFDR/BNCH	Material	135
ESRS S1	S1-16	SFDR	Material	135
ESRS S1	S1-17	SFDR	Material	137
ESRS S1	S1-17	SFDR/BNCH	Material	137
ESRS S2	S2 SBM-3	SFDR	Material	138
ESRS S2	S2-1	SFDR	Material	139
ESRS S2	S2-1	SFDR	Material	139
ESRS S2	S2-1	SFDR/BNCH	Material	139
ESRS S2	S2-4	SFDR	Material	143
ESRS S3	S3-1	SFDR	Material	148
ESRS S3	S3-1	SFDR/BNCH	Material	148
ESRS S3	S3-4	SFDR	Material	151
ESRS S4	S4-1	SFDR	No Material	
ESRS S4	S4-1	SFDR/BNCH	No Material	
ESRS S4	S4-4	SFDR	No Material	
ESRS G1	G1-1	SFDR	Material	154
ESRS G1	G1-4	SFDR/BNCH	Material	162
ESRS G1	G1-4	SFDR	Material	162

Minimum Disclosure Requirement:

All Minimum Disclosure Requirements (MDR) have been fully addressed within their corresponding chapters. With the exception of the below:

No other metrics than the carbon footprint included in the Climate Strategy, reviewed by PricewaterhouseCoopers Auditores SL, have been subject to validation by an external body other than the external assurance provider.

Currently, our approach to managing and reporting sustainability investments focuses on an aggregate analysis of total CapEx allocated to initiatives aligned with our strategic objectives and sustainability commitments. However, we do not yet have a detailed breakdown of CapEx, current and future financial resources at the individual action level. We are working on improving our data collection and analysis systems, with the aim of implementing a model that will allow us to calculate and report this indicator in more detail in future reporting exercises. This evolution will allow us to provide greater transparency and align ourselves with best practices in sustainability and corporate governance.

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Environmental information SUSTAINABLE FINANCING, DRIVING THE BUSINESS MODEL TOWARD A TAXONOMY PORTFOLIO EU TAXONOMY Introduction In compliance with the provisions of Regulation (EU) 2020/852 of the European Union1 to facilitate the redirection of capital flows toward more sustainable activities, and as provided for in RD (EU) 2023/24862 and RD (EU) 2023/24853 ,Climate Delegated Act 2021/2139, Complementary Climate Act 2022/1214 and Amendments 2021/2139 , the 2024 report must report the percentage of Net Turnover, CapEx (capital expenditure) and OpEx (operational expenditure), of the Company's activities that adhere to the requirements of the Taxonomy through the standardized formats and reporting requirements provided by RD(EU) 2021/2178 and RD (EU) 2023/2486 of the European Commission. The Management Report must report the percentage of Net Turnover, CapEx (capital expenditure) and OpEx (operational expenditure), of the Company's activities that adhere to the requirements of the Taxonomy through the standardized formats and reporting requirements provided by RD(EU) 2021/2178 and RD (EU) 2023/2486 of the European Commission. This section complies with the requirements established by RD (EU) 2021/2178, which specifies the content, presentation of the information and methodology to be disclosed by companies subject to Articles 19a or 29a of Directive 2013/34/EU, starting with the activity data for 2022. In the context of the taxonomy analysis, the following concepts are distinguished: • Eligible (Net Turnover and CapEx tables): referring to activities with alignment potential included in the objectives of the EU Taxonomy, mitigation, adaptation, use of water and marine resources, the circular economy, prevention and control of pollution, and protection and restoration of biodiversity and ecosystems, included in the documents RD (EU) 2021/2139, RD 2023/2486 and RD 2023/2485. • Not Eligible (Net Turnover and CapEx ): referring to activities not included in the documents of the European Commission, either by: – Generating a significant negative impact on EU objectives. – Not having a substantial contribution to any of the EU Taxonomy objectives. • Integration in future developments, revisions of the EU Taxonomy, or approvals by the European Parliament and Council. • Aligned Eligible (Net Turnover and CapEx tables): referring to eligible activities that meet the criteria of substantial contribution (SCC) to one of the developed objectives, that ensure that they do not significantly harm the rest of the objectives (DNSH) and that they are implemented in accordance with the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights (Social Minimum Safeguards). • Eligible non-aligned (Net Turnover and CapEx tables): eligible activities that do not meet any of the requirements of the alignment analysis phases described above (CCS, DNSH and Safeguards). FERROVIAL'S POSITION Ferrovial plays a key role in the development of sustainable infrastructure, which is essential for climate change mitigation and adaptation plans. The Company's Strategic Plan prioritizes the construction, operation and management of low-carbon infrastructure, innovative mobility, water resources, buildings and electrification, in line with EU objectives. Innovative solutions are being implemented in the field of digitalization, which, together with commitments to decarbonization, coincide with the search for travel safety and the reliability of travel times, aspects demanded by infrastructure users. As an example of these practices, express lanes merit mention, proving to be a solution for operational efficiency committed to the environment and with successful use cases, already in operation, in Texas and North Carolina. These innovative solutions are in line with the need to implement the so-called “Intelligent Transport Systems” promoted by the European Commission itself. FERROVIAL PROCEDURE Taxonomy implementation management As in previous years, the Company conducted the taxonomy evaluation process in the identification of eligible and non-eligible economic activities, taking into account all the companies in which it holds financial control. During this process, 30 activities were identified (32 in 2023) of those that Ferrovial performs that are included in Annex I and II of (RD) (EU) 2021/2139 for mitigation and adaptation objectives, as well as in RD (EU) 2023/2486 and RD (EU) 2023/2485 that include the rest of the environmental objectives. Most of the activities identified in the remaining four objectives match in description with those the Company already reports. In 2024, regarding the requirements of the alignment analysis for all the objectives, we included new activities, CCA 5.13, WTR 2.3, CE 3.4 To ensure traceability and making an effort in the calculation of taxonomic indicators to ensure their robustness, during 2024 a computer solution continued to be developed in order to speed up and ensure a good analysis at contract level. To this end, we have been able to count on the collaboration of the managers of each business (more than 300), who were also trained in the subject so that they can conduct this analysis as correctly as possible. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_71 1 Regulation (EU) 2020/852: Regulation - 2020/852 - EN - EUR-Lex (europa.eu) 2 Delegated Regulation (EU) 2023/2486: Delegated Regulation - EU - 2023/2486 - EN - EUR-Lex (europa.eu) 3 Delegated Regulation 2023/2485: Delegated Regulation - EU - 2023/2485 - EN - EUR-Lex (europa.eu)

Following the requirements, in 2024, Ferrovial reports the EU Taxonomy (eligible and alignment) according to the six objectives in the regulation: • Climate change mitigation • Adaptation to climate change • Sustainable use and protection of water and marine resources • Transition to a circular economy • Pollution prevention and control • Protection and recovery of biodiversity and ecosystems In relation to the objective of the protection and recovery of biodiversity and ecosystems, Ferrovial has not identified contracts whose nature fit the description of eligibility for the two activities included in RD (EU) 2023/2486. Financial considerations in the calculation of the taxonomy numerator and denominator Due to the dispersion of the Company, in order to determine the eligibility of activities exhaustively, the analysis was performed at the level of the minimum management unit of the consolidated companies, classifying contracts by objectives and taxonomical activities. This exercise was automated in Ferrovial's accounting systems, which allows for better data traceability. In this regard, the financial and sustainability areas of the different Ferrovial companies have assigned the percentage of Net Turnover, CapEx and OpEx that coincide with the description of the activities listed in the documents of the European Commission based on the type of contracts, works or active services. In order to avoid the computation of intercompany transactions, these percentages was applied to the consolidated accounting figures of the companies under analysis. This individual allocation makes it possible to link the indicators to the consolidated group figures presented in the annual accounts report, thus avoiding double financial accounting. For the analysis of the aligned activities, the Company conducted the analysis of all its contracts through all the objectives available to the contract. The Company is currently continuing to establish and differentiate with the required precision the proportion of taxonomic activities that contribute significantly to the climate change adaptation objective. Therefore, the activities reported by Ferrovial are considered eligible, but not aligned with the climate change adaptation objective at this time. For the calculation of the taxonomy indicators expressed in this chapter, qualitative and quantitative information was collected from eligible projects according to the criteria of each taxonomy activity identified to determine the monetary amounts to be included in the required denominators and numerators. The considerations in the accounting notes included for each indicator are developed in the section "calculation and results by KPI analyzed," in line with the previous year's report. Understanding of taxonomy criteria by taxonomy activity groups As of the date of this report, and in line with the clarifications published by the European Commission, the technical interpretation of the main activities identified as eligible and aligned is given below: Energy Eligibility exercise For the eligibility calculation, related works/services (including construction and operation) in infrastructure for electricity generation using solar photovoltaic technology (CCM 4.1/ CCA 4.1), electricity generation from hydroelectric energy (CCM4.5/CCA4.5) and electricity transmission and distribution (CCM4.9/CCA4.9), identified as the most relevant activities in this group, were taken into account. Additionally, contracts and services related to activities CCM4.2/CCA4.2, CCM4.3/CCA4.3, CCM 4.15/CCA4.15 and were identified, which, although they do not have a material impact on the eligibility indicators, were analyzed contract by contract according to the descriptions in the regulations. This group of activities is not covered by the resource objectives on water use, the circular economy, pollution and biodiversity. Alignment exercise For the calculation of the alignment of the mitigation and adaptation pathways (as indicated above, as the specific items to be included in the adaptation pathway cannot be financially traced, the alignment for this objective will be 0), the application criteria for each of the activities were taken into account, and a request was made for information on the indicators required by the technical selection criteria. In this group, the Parque Solar Casilla project ( CCM4.1/CCA4.1) and Liberty Project in the U.S. ( CCM4.1/CCA4.1) are noteworthy, where the substantial contribution criteria indicate that the activity must indeed be electricity production through photovoltaic solar energy, along with the projects for the installation and construction of electricity transmission lines in Chile ( CCM4.9/CCA4.9) and the construction of a hydroelectric power plant at Los Condores ( CCM4.5/ CCA4.5) In cases where information was required from the developer, such as the characteristics of the installed equipment, the availability of a life cycle analysis (LCA), or confirmation of the absence of PCB use, the project manager was contacted directly through the specific taxonomy channel. DNSH compliance To demonstrate compliance with the rest of the criteria of the activities of this group, the availability of evidence supporting the requirements of each of these sections was evaluated asset by asset. In this context, documents were requested such as: environmental impact assessments, environmental monitoring plans, construction and demolition waste recovery indicator reports, flora and fauna management plans, as well as corrective measure plans for the mitigation of noise and dust, among others. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 72_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Water supply, sanitation, waste management and decontamination activities Eligibility exercise For the eligibility calculation of the objectives of mitigation, adaptation, use and protection of water and marine resources, circular economy and pollution, works/services related to the construction, expansion and operation / renovation of water collection, purification and distribution systems were taken into account (CCM5.1/CCA5.1, CCM 5.2/ CCA5.2 ), in addition to construction, expansion and operation of wastewater collection and treatment systems (CCM5.3/ CCA 5.3/2.2 WTR) and sustainable urban drainage systems (2.3 WTR). Due to the nature of this business, in many cases it is possible that the contractual management encompasses the entire water cycle. In these cases, the most relevant activity of the plant by business criteria or by the economic activity indicated in the contract was considered as eligible. In 2023, after the last modification of the European Commission requirements, projects related to desalination (5.13CCA) were included as an eligible by adaptation objective. In 2024, these projects were included in the alignment analysis. Activities in the field of waste management were also identified, corresponding to the collection and transportation of non-hazardous waste in segregated fractions at source (5.5 CCM/5.5CCA/2.3CE/2.1PPC), the composting of bio-waste (CCM5.8/CCA5.8), the recovery of non-hazardous waste materials (5.9CCM/5.9CCA), and the capture and use of landfill gas (CCM 5.10/CCA 5.10). These activities in the field of waste management correspond mainly to the activities done by the subsidiary Thalia Waste Management in the United Kingdom and FB Serwis, within Budimex, in Poland. This group of activities is not included in the biodiversity objectives. Alignment exercise To calculate the alignment of the mitigation and adaptation pathways (as indicated above, as the specific items to be included in the adaptation pathway cannot be financially traced, the alignment for this objective will be 0), the substantial contribution criteria established in the water treatment and purification activities were taken into account, which refer to the energy consumption of these systems, and then compared with the energy consumption data of the plants operated by Ferrovial. This exercise was possible thanks to the availability of data obtained from other Group procedures, such as the measurement and verification of the carbon footprint. Given the impossibility of obtaining consumption data during the construction phase, some of the plants were also analyzed through their design data, with some projects in the construction phase being considered as aligned as long as they comply with the rest of the DNSH criteria, and where the design range is included in substantial contribution criteria. Conversely, and supported by FAQ#9 of the European Commission's explanatory notes4, projects such as pipeline construction, pipeline system improvements or distribution system improvements, were not considered to have substantial contribution criteria of application in the current version of the regulation, with their compliance understood, so their application will be studied in future objectives and revisions. In the case of projects developed in the field of waste management, compliance with technical selection criteria such as the preparation of non- hazardous waste for reuse and recycling operations, separation of composted biowaste, use of gas for electricity generation or heat as biogas, among others, was possible thanks to the collection of evidence reported for compliance with environmental regulations in the United Kingdom. These activities require qualitative and quantitative compliance in most cases, which was possible to justify through contractual evidence and government requirements. The activities carried out in the United Kingdom are developed in accordance with the highest quality standards and their compliance is reviewed periodically by the local environmental authority. DNSH compliance To demonstrate compliance with the rest of the criteria of the activities in this group, the availability of evidence supporting the requirements of each of these sections was evaluated asset by asset. In this context, documents were requested such as: environmental impact assessments, environmental monitoring plans, construction and demolition waste recovery indicator reports, flora and fauna management plans, as well as corrective measure plans for the mitigation of noise and dust, among others. Transportation Activities 6.13, 6.14, 6.16 and 6.17 Eligibility exercise The definition of "eligible activity" provided by the Taxonomy Regulation is taken as a starting point, whose descriptions in Annex I of mitigation refer specifically to the construction and operation of infrastructure for personal mobility, bicycle logistics (CCM 6.13/ CCA 6.13), for rail transportation (CCM6.14/CCA6.14), as well as inland waterway transportation (CCM6.16/CCA6.16) and low-carbon airport infrastructure (CCM6.17/CCA6.17). Regarding the last FAQs number 33 ( November 29, 2024), every mention of activity 6.15 and the sectorial scenario was removed. This group of activities is not covered by the resource objectives on water use, the circular economy, pollution and biodiversity. Alignment exercise Contribution to the substantial contribution criteria. The type of infrastructure and its purpose (e.g., freight or passenger transportation, as well as whether there is an electrification plan) were verified by means of the project's technical report. Through the project's technical report, we also verified that it is not exclusively dedicated to the storage or transportation of fossil fuels in activities CCM6.14/CCA6.14, CCM6.16/CCA6.16 and CCM6.17/CCA6.17. A general use infrastructure, which may share passenger and freight uses, is generally understood to not be dedicated exclusively to the transportation or storage of fossil fuels, so the criterion will be deemed to be met in this case. In cases where there is an exclusive use dedicated to fossil fuels that does not exceed 25% of the general use of the infrastructure, this percentage will be discounted from the taxonomy indicators. This threshold is established in accordance with FAQ# 72 of the December explanatory notes, being in line with other environmental standards. To demonstrate compliance with the rest of the criteria for transportation activities, the availability of evidence to support the requirements of each of these sections was evaluated asset by asset. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_73 4DRAFT COMMISSION NOTICE (FAQs): https://ec.europa.eu/finance/docs/law/221219-draft-commission-notice-eu-taxonomy-climate.pdf

In this context, documents such as environmental impact assessments, environmental monitoring plans, reports on construction and demolition waste recovery indicators, flora and fauna management plans, as well as corrective measures plans for noise and dust mitigation, among others, have been requested. Construction of buildings and real estate development Eligibility exercise For the eligibility calculation, construction of new residential and non-residential buildings (CCM 7.1/ CCA 7.1/ CE 3.1) and renovation of existing buildings (CCM 7.2/CCA 7.2/CE3.2) were taken into account. Works for the construction or renovation of buildings dedicated to fossil fuel storage or industrial buildings for petrochemical or fuel refining purposes were discarded, although the regulation does not expressly exclude them in this activity within the eligibility description. In cases where a building has been constructed with shared uses, including fossil fuel-related uses, the percentage relating to this infrastructure was excluded from the calculation of the taxonomic financial indicators. Additionally, contracts and services related to activities CCM7.3 / CCA 7.3, CCM 7.4 / CCA 7.4; CCM7.5/CCA 7.5 and CCM 7.6/ CCA 7.6 were identified which, although they do not have a material impact on the eligibility indicators, were analyzed contract by contract according to the descriptions in the regulations. This group of activities is not covered by the resource objectives on water use, pollution and biodiversity. Alignment exercise For the alignment calculation, the activities of the mitigation and adaptation objectives were taken into account (as previously indicated, as the specific items to be included in the adaptation pathway cannot be financially traced, the alignment for this objective will be 0) of construction of new residential and non-residential buildings (CCM 7.1/CCA7.1/CE3.1) and renovation of existing buildings (CCM7.2/CCA7.2/CE3.2). In this activity, fossil fuel storage infrastructures were discarded from the eligibility phase. • Contribution to the substantial contribution criteria: these criteria for buildings pose a series of problems for applying them as of the date of this report. On the one hand, the definition of the near-zero energy building proposed by the taxonomy is a figure established in the technical building code in its post-2020 version, so that a large part of current building projects do not consider it from the design phase, making it impossible to verify the reduction required by the regulation. For this reason, efforts were focused on building projects after that date and with unique characteristics or requirements, resulting in a low degree of alignment at present. For these projects, the analysis was based on the information gathered by other sustainable building certifications and a review of the energy saving measures stipulated in the building codes that adapt the requirements of Directive 2010/31/EU on Energy Efficiency of Buildings. On the other hand, the rest of the substantial contribution criteria pose a challenge for builders in the sector. Many of the requirements are determined from the design phase and, therefore, either this consideration is not available or it is not possible to access the necessary evidence. The Company is working on a system for capturing the necessary evidence and has given specific training with the departments involved in building, so it is expected that their degree of alignment will increase as tools are developed in the sector for this purpose. The Company's good construction practices allow compliance with many of the DNSH criteria specified in construction activities. However, some of these criteria, identified outside the scope of the construction stage, and in some cases determined as not applicable according to FAQ#9 of the explanatory notes, published on December 19, 2022 by the European Commission, hindering advancing the analysis. For example, we assumed that the biodiversity DNSH does not apply in cases of new construction in urban environments and built on buildable land under the aforementioned FAQ. The analysis of the polluting substances described in Appendix C of the Delegated Regulation and the integration of these criteria into the Company's internal and purchasing procedures are particularly relevant. For this reason, compliance with the taxonomy criteria, faced with the absence of sector criteria, can only occur in singular building projects, which in many cases necessitate more demanding requirements than those set forth in the construction standards and, in most cases, are backed by sector certifications such as BREEAM, LEED or WELL. DNSH compliance To demonstrate compliance with the rest of the criteria of the activities in this group, the availability of evidence supporting the requirements of each of these sections was evaluated asset by asset. In this context, documents were requested such as: environmental impact assessments, environmental monitoring plans, construction and demolition waste recovery indicator reports, flora and fauna management plans, as well as corrective measures plans for the mitigation of noise and dust, among others. Information and communication Eligibility exercise Contracts and services related to activity CCM8.1/CCA8.1 have been identified which, although they do not have a material impact on the eligibility indicators, have been analyzed contract by contract according to the descriptions in the regulations. This group of activities is not covered by the resource targets on water use, circular economy, pollution and biodiversity. Alignment exercise For data processes, hosting and related activities to make a significant contribution to climate change mitigation, they must meet two main technical criteria: • Implementation of the practices set out in the most recent version of the European code of conduct on data center energy efficiency, as well as its verification by a third party at least every three years. • Use of refrigerants in the data center cooling system that have a global warming potential (GWP) below 675. In its December 2022 draft FAQ, the European Commission provided clarification on the criteria for compliance and verification of the code of conduct in relation to a given activity. According to this response, an assessment framework will be implemented in early 2024 to complement the code of conduct in order to establish a framework for external verification of compliance with the practices set out in the code of conduct. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 74_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Ferrovial has considered that it is not possible to report on compliance with the technical criteria in relation to the 2023 financial year, as the corresponding framework is not yet available. Block of cross-cutting interpretations: DNSH adaptation: Ferrovial, in collaboration with the Environmental Hydraulics Institute of the University of Cantabria, has developed its own methodology for identifying and analyzing the physical climate risks that may affect its infrastructures, as well as proposing adaptation programs with measures to mitigate the associated impacts. This methodology considers the different types of infrastructure that the Company develops and operates around the world. The analysis is performed in the short (2025), medium (2030) and long (2050) term under different climate scenarios (RCP 4.5 and RCP 8.5). The procedure considers the risk framework defined by the Intergovernmental Panel on Climate Change (IPCC), which focuses on the analysis of hazard, exposure and vulnerabilities of assets in different time horizons and climate scenarios. ADAPTARE is the software tool developed that automates this methodology and facilitates the analysis and interpretation of the information to respond to this criterion at the contract level. Social safeguards: Ferrovial complies with the minimum safeguards established in Articles 3 and 18 of the Taxonomy Regulation in relation to human rights, corruption, taxation and fair competition. In this regard, a series of policies (Human Rights Policy, Anti-Corruption Policy, Tax Compliance and Best Practices Policy and Competition Policy, among others) determine the corporate position on these matters. The company has due diligence procedures for the ethical integrity of suppliers, customers, partners and candidates in order to prevent the commission of criminal acts, and carries out regular training activities to inform its staff, especially senior management, of all corporate policies and procedures. In addition, Ferrovial has not received any firm convictions or sanctions for human rights violations, corruption or bribery, tax evasion or failure to comply with competition laws. Environmental sanctions: In 2024, Ferrovial did not receive any new significant environmental sanctions (in 2023 the amount reached 72,828 euros during the year). Calculation and results per KPI analyzed In view of the above and in order to comply with the reporting requirements of RD (EU) 2021/2178 and RD (EU) 2023/2486, the data published in the European Commission tables presented below follow the following criteria below for the calculation of the corresponding percentages: Percentage of Net Turnover: • Calculation of the eligible numerator: sum of the resulting product between the % associated with the taxonomy activities identified in the descriptions of mitigation, adaptation, use and protection of water and marine resources, transition to a circular economy, pollution, prevention and control and biodiversity, with the consolidated Net Turnover values of the analyzed companies. • Calculation of the aligned numerator: sum of the resulting product between the % associated with taxonomic activities identified in the descriptive of annexes and that are being developed in compliance with the substantial contribution criteria, the DNSH criteria and the social safeguards adjusted to the consolidated Net Turnover values of the analyzed companies. • Calculation of the denominator: book value of Ferrovial's total Net Turnover, with reference to the total operating income in Note 2.1 of the Consolidated Financial Statements. Percentage of CapEx: • Calculation of the eligible numerator: sum of the resulting product between the % associated with taxonomy activities with the CapEx values associated with the analyzed companies, which included investments in fixed assets that are related to assets, and processes associated with economic activities that fit the taxonomy. • Calculation of the aligned numerator: sum of the resulting product between the % associated with taxonomy activities with the CapEx values associated with the analyzed companies, which included investments in fixed assets that are being developed in compliance with the substantial contribution criteria, DNSH criteria and social safeguards. • Calculation of the denominator: this was calculated as the total CapEx of Ferrovial companies within the scope of the analysis, which includes additions to tangible and intangible assets during the year before depreciation, amortization and possible new valuations, including those resulting from revaluations and impairment, corresponding to the relevant year, excluding changes in fair value. Additions to tangible and intangible assets resulting from business combinations were also included. Additions reflected in the financial statements in Notes 3.2 Intangible assets, 3.3 Investments in infrastructure projects, specifically 3.3.1 Intangible model assets, 3.3.2 Total additions in concession models, 3.4 Property, plant and equipment, and 3.7 Rights of use for leased assets and associated liabilities. Likewise, for the calculation of the CapEx, only costs accounted for in accordance with the International Financial Reporting Standards (IFRS) adopted by Regulation (EC) 1126/2008 were considered: – IAS 16 Property, plant and equipment, paragraph 73 (e) (i) and (iii); – IAS 38 Intangible Assets, paragraph 118 (e) (i); – IFRS 16 Leases, paragraph 53, letter h). Percentage of OpEx: Article 8(2)(b) of Regulation (EU) 2020/852 limits the calculation of OpEx to non-capitalized direct costs that relate to research and development, building renovation measures, short-term leases, maintenance and repairs, as well as other direct expenses related to the day-to-day maintenance of property, plant and equipment assets, by the Company or a third party to whom activities are outsourced, and that are necessary to ensure the FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_75

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

continued effective operation of such assets. Additionally, non-financial companies that apply national GAAP and do not capitalize right-of-use assets will include leasing costs in OpEx.

When operating expenses are not material to the business model of non-financial companies, the standard allows not reporting the non-capitalized direct costs referenced above if the lack of materiality of the operating expenses to their business model is analyzed and explained.

Ferrovial has proceeded to the comparative calculation of its total operating costs and "taxonomy" expenses. Of the total operating costs for 2024 (7,805 million euros), the OpEx denominator, as specified in the Regulation, represents 4.92% (383 million euros), and is therefore considered immaterial for reporting purposes. For this reason, the data included in the OpEx table are reported as equal to zero, in accordance with point 1.1.3.2. of Annex I of Delegated Regulation (EU) 2021/2178.

In the OpEx denominator, all direct costs at Group level related to maintenance and repairs of property, plant and equipment, as well as short-term leasing costs, were taken into account. The costs referenced with direct "other expenses" related to the daily maintenance of property, plant and equipment were not included in the numerator and were therefore been excluded from the calculation of the denominator.

EU Taxonomy

NET SALES (Net Turnover)

Financial Year 2024	Year			Substantial contribution criteria						Criteria for no significant harm									
Economic activities	CODES	Turnover (Mill. €)	Proportion of turnover year 2024(%)	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Minimum guarantees	Proportion of turnover conforming to taxonomy (A.1.) or eligible according to taxonomy (A.2), year 2023 (%)	Facilitating activity category	Transition activity category
A. ELIGIBLE ACTIVITIES ACCORDING TO TAXONOMY																			
A1. Environmentally sustainable activities (complying with the Taxonomy)																			
Photovoltaic solar energy	CCM 4.1	101.28	1.1 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.5 %		
District heating and cooling distribution	CCM 4.15	3.45	0.0 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Wind energy	CCM 4.3	42.63	0.5 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.3 %		
Hydroelectric power	CCM 4.5	34.93	0.4 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.9 %		
Electricity transmission and distribution	CCM 4.9	49.27	0.5 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.4 %	E	
Construction and operation of DWTPs and IDAMs	CCM 5.1	309.65	3.4 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.7 %		
Construction and operation of WWTPs	CCM 5.3	120.97	1.3 %	Y	N	N	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.8 %		
Construction and operation of WWTPs	WTR 2.2	8.76	0.1 %	N	N	Y	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Regrounding and transportation of non-hazardous waste	CCM 5.5	56.43	0.6 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.4 %		
Bio-waste composting	CCM 5.8	7.22	0.1 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.1 %		
Recovery of non-hazardous waste material	CCM 5.9	21.89	0.2 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.3 %		
Capture and use of biogas from landfills	CCM 5.10	0.59	0.0 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Pedestrian infrastructure	CCM 6.13	40.95	0.4 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.2 %	E	
Railroad construction and maintenance	CCM 6.14	1,525.68	16.7 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	18.3 %	E	
Construction and maintenance of ports and waterways	CCM 6.16	110.08	1.2 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.4 %	E	
Airport construction and maintenance	CCM 6.17	181.25	2.0 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.6 %	E	
Construction of new buildings	CCM 7.1	267.44	2.9 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	3.6 %		
Construction of new buildings	CE 3.1	1.61	0.0 %	N	N	N/EL	N/EL	Y	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Building refurbishment	CCM 7.2	93.77	1.0 %	Y	N	N/EL	N/EL	N	N/EL	Y	Y	Y	Y	Y	Y	Y	0.4 %		T
Installation and maintenance of energy efficient equipment	CCM 7.3	43.75	0.5 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.7 %	E	
Installation and maintenance of recharging stations for electric vehicles in buildings	CCM 7.4	3.61	0.0 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Installation and maintenance of instruments to measure, regulate and control the energy efficiency of buildings	CCM 7.5	27.10	0.3 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.2 %	E	
Installation and maintenance of renewable energy technologies	CCM 7.6	2.69	0.0 %	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.1 %	E	
Sustainable urban drainage systems (SUDS)	WTR 2.3	9.00	0.1 %	N	N	Y	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Maintenance of roads and motorways	CE 3.4	51.64	0.6 %	N	N	N/EL	N/EL	Y	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0 %		
Turnover of environmentally sustainable activities (complying with the Taxonomy) (A.1)		**3,115.61**	**34.1 %**	**33.30 %**	**0.00**	**0.19 %**	**0.00 %**	**0.58 %**	**0.00 %**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**32.8 %**		

76_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Of which enabling		1,980.74	21.7 %	21.70 %	0.00	0.00 %	0.00 %	0.00 %	0.00 %	Y	Y	Y	Y	Y	Y	Y		E	
Of which transitional		93.77	1.0 %							Y	Y	Y	Y	Y	Y	Y			T
A.2. Taxonomy-eligible but not environmentally sustainable activities (comply with the Taxonomy)																			
Photovoltaic solar energy	CCM 4.1 / CCA 4.1	41.82	0.5 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
District heating and cooling distribution	CCM 4.15 / CCA 4.15	3.24	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Concentrated solar power	CCM 4.2 /CCA 4.2	0.00	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.1 %		
Wind energy	CCM 4.3 / CCA 4.3	0.04	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Hydroelectric power	CCM 4.5 / CCA 4.5	0.30	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Electricity transmission and distribution	CCM 4.9 / CCA 4.9	2.63	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.2 %		
Construction and operation of DWTPs and IDAMs	CCM 5.1 / CCA 5.1	12.40	0.1 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.3 %		
Renovation of ETAPs and IDAMs	CCM 5.2 / CCA 5.2	0.05	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Construction and operation of WWTPs	CCM 5.3/ CCA 5.3	78.33	0.9 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								2.0 %		
Renovation of WWTPs	CCM 5.4 / CCA 5.4	2.00	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Regrounding and transportation of non-hazardous waste	CCM 5.5/ CCA 5.5/ CE 2.3 / PPC 2.1	7.66	0.1 %	**EL**	EL	N/EL	EL	EL	N/EL								0.2 %		
Bio-waste composting	CCM 5.8 / CCA 5.8	0.84	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Recovery of non-hazardous waste material	CCM 5.9 /CCA 5.9	78.53	0.9 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.9 %		
Desalination	CCA 5.13	10.30	0.1 %	N/EL	EL	N/EL	N/EL	N/EL	N/EL								0.1 %		
Pedestrian infrastructure	CCM 6.13 / CCA 6.13	14.13	0.2 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.2 %		
Railroad construction and maintenance	CCM 6.14 / CCA 6.14	160.90	1.8 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								1.0 %		
Construction and maintenance of ports and waterways	CCM 6.16 / CCA 6.16	10.28	0.1 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.1 %		
Airport construction and maintenance	CCM 6.17 / CCA 6.17	3.12	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.3 %		
Construction of new buildings	CCM 7.1 /CCA 7.1	534.98	5.8 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								7.2 %		
Building refurbishment	CCM 7.2 / CCA 7.2	37.11	0.4 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.5 %		
Installation and maintenance of energy efficient equipment	CCM 7.3 / CCA 7.3	2.04	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Installation and maintenance of instruments to measure, regulate and control the energy efficiency of buildings	CCM 7.5 /CCA 7.5	0.20	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0 %		
Installation and maintenance of renewable energy technologies	CCM 7.6 / CCA 7.6	0.00	0.0 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.2 %		
Data processing, storage and related activities	CCM 8.1 /CCA 8.1	15.56	0.2 %	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.2 %		
Sustainable urban drainage systems (SUDS)	WTR 2.3	0.51	0.0 %	N/EL	N/EL	EL	N/EL	N/EL	N/EL								0.0 %		
Maintenance of roads and highways	CE 3.4	206.94	2.3 %	N/EL	N/EL	N/EL	N/EL	EL	N/EL								0.0 %		
Turnover of taxonomy-eligible but not environmentally sustainable activities (activities that do not comply with the Taxonomy) (A.2)		1,223.92	13.4 %	13.3 %	11.1 %	0.0 %	0.1 %	2.3 %	0.0 %								13.4 %		
A. Turnover of eligible activities according to taxonomy (A.1+A.2)		4,339.53	47.4 %	46.6 %	11.1 %	0.2 %	0.1 %	2.9 %	0.0 %								40.21 %		
B. INELIGIBLE ACTIVITIES ACCORDING TO THE TAXONOMY																			
Turnover of ineligible activities according to taxonomy		4,807.24	52.6 %																
TOTAL		**9146.77***	**100 %**																

Proportion of total Turnover/Turnover		
	that complies with the Taxonomy by objective (Aligned and eligible)	eligible according to taxonomy by objective
CCM	33.4%	46.7%
CCA	0.0%	0.1%
WTR	0.2%	1.3%
CE	0.0%	11.3%
PPC	0.6%	0.1%
BIO	0.0%	0.0%

**Due to rounding, the Taxonomy-activities turnover breakdown by economic activity in this table does not add up precisely to the total. The total amount of €9,146,76 M is calculated from the underlying precise figures rather than the rounded values presented*

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_77

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

CAPEX

Financial year 2024	Year			Substantial contribution criteria						Criteria for no significant harm									
Economic activities	Codes	CAPEX (Mill. €)	Proportion of turnover 2024(%)	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Minimum guarantees	Proportion of turnover conforming to taxonomy (A.1) or eligible according to taxonomy (A.2), year 2023 (%)	Facilitating activity category	Transition activity category
A. ELIGIBLE ACTIVITIES ACCORDING TO TAXONOMY																			
A.1. Environmentally sustainable activities (complying with the Taxonomy)																			
Photovoltaic solar energy	CCM 4.1	139.45	21.48%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.68%		
District heating and cooling distribution	CCM 4.15	0.02	0.00%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Wind energy	CCM 4.3	0.12	0.02%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.02%		
Hydroelectric power	CCM 4.5	0.76	0.12%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.08%		
Electricity transmission and distribution	CCM 4.9	38.54	4.16%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	10.06%	E	
Construction and operation of DWTPs and IDAMs	CCM 5.1	0.56	0.09%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.02%		
Construction and operation of WWTPs	CCM 5.3	0.45	0.07%	Y	N	N	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.04%		
Construction and operation of WWTPs	WTR 2.2	0.04	0.01%	N	N	Y	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Regrounding and transportation of non-hazardous waste	CCM 5.5	0.24	0.04%	Y	N	N/EL	N	N	N/EL	Y	Y	Y	Y	Y	Y	Y	0.01%		
Bio-waste composting	CCM 5.8	0.07	0.01%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Recovery of non-hazardous waste material	CCM 5.9	0.25	0.04%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.01%		
Caputure and use of biogas from landfills	CCM 5.10	0.01	0.00%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Pedestrian infrastructure	CCM 6.13	0.13	0.02%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%	E	
Railroad construction and maintenance	CCM 6.14	39.46	5.82%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	2.41%	E	
Construction and maintenance of ports and waterways	CCM 6.16	0.14	0.02%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%	E	
Airport construction and maintenance	CCM 6.17	7.90	1.17%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.77%	E	
Construction of new buildings	CCM 7.1	1.69	0.25%	Y	N	N/EL	N/EL	N	N/EL	Y	Y	Y	Y	Y	Y	Y	0.03%		
Building refurbishment	CCM 7.2	0.85	0.12%	Y	N	N/EL	N/EL	N	N/EL	Y	Y	Y	Y	Y	Y	Y	0.02%		T
Installation and maintenance of energy efficient equipment	CCM 7.3	7.88	1.16%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.77%	E	
Installation and maintenance of recharging stations for electric vehicles in buildings	CCM 7.4	0.00	0.00%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Installation and maintenance of instruments to measure, regulate and control the energy efficiency of buildings	CCM 7.5	0.30	0.04%	Y	N	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.13%	E	
Sustainable urban drainage systems (SUDS)	WTR 2.3	0.03	0.0%	N/EL	N/EL	Y	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
Maintenance of roads and highways	CE 3.4	2.30	0.3%	N/EL	N/EL	N/EL	N/EL	Y	N/EL	Y	Y	Y	Y	Y	Y	Y	0.00%		
CAPEXof environmentally sustainable activities (complying with the Taxonomy) (A.1)		**241.19**	**35.6%**	**35.2%**	**0.0%**	**0.0%**	**0.0%**	**0.3%**	**0.0%**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**16.05%**		
Of which enabling		54.79	25.0%	25.0%	0.0%	0.0%	0.0%	0.0%	0.0%	Y	Y	Y	Y	Y	Y	Y	43.00%	E	
Of which transitional		0.85	0.4%	0.4%						Y	Y	Y	Y	Y	Y	Y	0.10%		T
A.2. Taxonomy-eligible but not environmentally sustainable activities (activities that do not comply with the Taxonomy)																			
Photovoltaic solar energy	CCM 4.1 / CCA 4.1	1.12	0.2%	**EL**	EL	N/EL	N/EL	EL	N/EL								0.2%		
District heating and cooling distribution	CCM 4.15 / CCA 4.15	0.02	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Wind energy	CCM 4.3 / CCA 4.3	0.07	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								1.1%		
Hydroelectric power	CCM 4.5 / CCA 4.5	0.03	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Electricity transmission and distribution	CCM 4.9 / CCA 4.9	0.02	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Construction and operation of DWTPs and IDAMs	CCM 5.1 / CCA 5.1	0.09	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Renovation of ETAPs and IDAMs	CCM 5.2 / CCA 5.2	0.04	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Construction and operation of WWTPs	CCM 5.3/ CCA 5.3	1.54	0.2%	**EL**	EL	EL	N/EL	N/EL	N/EL								0.1%		
Regrounding and transportation of non-hazardous waste	CCM 5.5/ CCA 5.5/ CE 2.3/ PPC 2.1	1.48	0.2%	**EL**	EL	N/EL	El	El	N/EL								0.4%		
Bio-waste composting	CCM 5.8 / CCA 5.8	0.01	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Recovery of non-hazardous waste material	CCM 5.9 /CCA 5.9	2.11	0.3%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.4%		
Desalination	CCA 5.13	0.02	0.0%	N/EL	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Pedestrian infrastructure	CCM 6.13 / CCA 6.13	0.94	0.1%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Railroad construction and maintenance	CCM 6.14 / CCA 6.14	9.79	1.4%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.6%		
Construction and maintenance of ports and waterways	CCM 6.16 / CCA 6.16	3.42	0.5%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.1%		
Airport construction and maintenance	CCM 6.17 / CCA 6.17	0.09	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Construction of new buildings	CCM 7.1 /CCA 7.1 / CE 3.1	10.42	1.5%	**EL**	EL	N/EL	N/EL	EL	N/EL								0,1,%		
Building refurbishment	CCM 7.2 / CCA 7.2/ CE 3.2	1.08	0.2%	**EL**	EL	N/EL	N/EL	EL	N/EL								0.1%		
Installation and maintenance of energy efficient equipment	CCM 7.3 / CCA 7.3	0.11	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Installation and maintenance of recharging stations for electric vehicles in buildings	CCM 7.4 / CCA 7.4	0.10	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.3%		
Installation and maintenance of instruments to measure, regulate and control the energy efficiency of buildings	CCM 7.5 /CCA 7.5	0.41	0.1%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		

78_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Data processing, storage and related activities	CCM 8.1 /CCA 8.1	0.03	0.0%	**EL**	EL	N/EL	N/EL	N/EL	N/EL								0.0%		
Maintenance of roads and motorways	CE 3.4	16.32	2.4%	N/EL	N/EL	N/EL	N/EL	EL	N/EL								**0.0%**		
CapEx of taxonomy-eligible but not environmentally sustainable activities (activities that do not comply with the Taxonomy) (A.2)		49.26	7.0%	5.0%	5.0%	0.0%	0.2%	4.3%	0.0%								**3.3%**		
A. CapEx of eligible activities according to taxonomy (A.1+A.2)		290.45	42.6%	40.2%	5.0%	0.4%	0.2%	4.7%	0.0%								**19.3%**		
B. INELIGIBLE ACTIVITIES ACCORDING TO THE TAXONOMY																			
CapEx of ineligible activities according to taxonomy		387.04	57.1%																
TOTAL		**677.49**	**100.0%**																

CapEx/Total CapEx ratio		
	that complies with the Taxonomy by objective (Aligned and eligible)	eligible according to taxonomy by objective
CCM	35.2 %	40.2 %
CCA	0.0 %	5.0 %
WTR	0.0 %	0.4 %
CE	0.0 %	0.2 %
PPC	0.0 %	0.1 %
BIO	0.0 %	0.0 %
	35.2 %	45.9 %

OPEX

FY2024	Year			Substantial contribution criteria						Criteria for no significant harm									
Economic activities	CODES	CAPEX (MILL €)	Proportion of turnover year 2024(%)	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Climate change mitigation	Adaptation to climate change	Water	Contamination	Circular economy	Biodiversity	Minimum guarantees	Proportion of turnover conforming to taxonomy (A.1.) or eligible according to taxonomy (A.2), 2023 (%)	Facilitating activity category	Transition activity category
A. ELIGIBLE ACTIVITIES ACCORDING TO TAXONOMY																			
A1. Environmentally sustainable activities (complying with the Taxonomy)																			
OPEX of environmentally sustainable activities (conforming to the taxonomy) (A.1)		-	**0.0 %**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**0.0%**		
Of which enabling		-	0.0 %	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%								0.0%	E	
Of which transitional		-	0.0 %	0.0%													0.0%		T
A.2. Taxonomy-eligible but not environmentally sustainable activities (activities that do not complying with the Taxonomy)																			
OPEX of taxonomy-eligible but not environmentally sustainable activities (activities that do not complying with the Taxonomy) (A.2)		-	0.00	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%								**0.0%**		
A OPEXof eligible activities according to taxonomy (A.1+A.2)		-	0.00	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%								**0.0%**		
B. INELIGIBLE ACTIVITIES ACCORDING TO THE TAXONOMY																			
OPEX of ineligible activities according to taxonomy		383.69	100.0 %																
TOTAL		**383.69**	**100.0 %**																

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_79

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

NUCLEAR AND FOSSIL GAS

Nuclear energy related activites	
The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	NO
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	NO
Fossil gas related activites	
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	NO
The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	NO
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO

Sustainability Linked Bond

Ferrovial, aware of the crucial role of sustainable finance in supporting the transition to a low-carbon and more resource-efficient economy, has decided to implement a sustainability-linked financing framework to connect its future financings with its sustainability goals, in order to achieve sustainable performance and contribute to the future of the planet and generations to come.

The transaction was closed by issuing seven-year sustainability-linked bonds with a total value of 500 million euros. With this bond issuance, the Company commits to investors to achieve the sustainability-related targets it has linked to this bond, having determined the following KPIs:

- Reduction of GHG Scope 1&2 emissions (in absolute terms).
- Partial reduction of GHG Scope 3 emissions (in absolute terms).

More information at: https://www.ferrovial.com/en/ir-shareholders/share-information/debt-issuances-rating/documents/sustainability-linked-financing-framework/

Sustainability linked bond (target) - Scope 1&2	2009	2023	2024	2028	2030
Total scope 1&2 (tCO_2eq)	601,893	350,613	335,527	409,660	389,425
Sustainability linked bond (target) - Scope 3	**2015**	**2023**	**2024**	**2028**	**2030**
1 Purchased goods and services	1,746,399	733,465	869,564		
4 Upstream transportation and distribution	605,289	257,334	265,439		
5 Waste generated in operations	226,828	352,323	303,293		
Total scope 3 (tCO_2eq)	**2,578,516**	**1,343,122**	**1,438,296**	**2,063,031**	**2,007,273**

80_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

ESRS E1 CLIMATE CHANGE IRO - 1: DESCRIPTION OF PROCESSES FOR IDENTIFYING AND ASSESSING MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES Ferrovial implemented a robust process for identifying and evaluating climate-related impacts, risks and opportunities to align with global sustainability targets. This process incorporates assessments across its operations and value chain, considering physical and transition-related risks, as well as opportunities linked to climate resilience and mitigation strategies. The Company evaluates its impacts to climate change by monitoring and managing its greenhouse gas (GHG) emissions. This includes focusing on minimizing emissions from its activities and compensating for unavoidable emissions through offsetting mechanisms, where comprehensive tracking and reporting of GHG emissions in line with ESRS E1-6 ensures accountability and transparency. Ferrovial addresses the physical risks associated with climate change through scenario-based assessments of potential hazards and their impact on operations and assets. The Company considers high-emission climate scenarios to identify potential hazards, such as extreme weather events or rising sea levels, that could impact infrastructure and services. By analyzing the exposure and sensitivity of its infrastructure, Ferrovial identifies risks to business continuity and physical assets. Sustainable and resilient infrastructure projects are designed to mitigate these risks and ensure long-term operational stability. The Company also assesses risks and opportunities arising from the global shift toward a low-carbon economy. Ferrovial evaluates transition risks and opportunities under scenarios aligned with limiting global warming to 1.5°C. These include regulatory changes, market shifts, and technological advancements that could impact its operations or create new opportunities. It identifies areas where its business activities might face challenges due to decarbonization requirements but also recognizes significant opportunities. For instance, the development of energy infrastructure, energy efficiency services, and renewable energy solutions positions Ferrovial as a leader in climate adaptation and mitigation. Opportunities also include creating sustainable and resilient infrastructures to address climate adaptation needs, which can generate competitive advantages and differentiation in the market. To support the evaluation of physical and transition risks and opportunities, Ferrovial employs a climate scenario analysis. This analysis includes a range of climate scenarios, from high-emission pathways to those aligned with limiting warming to 1.5°C, providing insights into short, medium, and long-term risks to offer a comprehensive view of potential impacts. Through this scenario analysis, Ferrovial ensures its strategy and business model are resilient and adaptable to future climate conditions. This structured and forward-looking process demonstrates Ferrovial’s commitment to addressing climate challenges while leveraging opportunities to drive sustainable growth and innovation. Ferrovial applies the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD) in the process of identifying, analyzing and managing risks and opportunities related to climate change. The Company periodically assesses and quantifies risks in all its business units and geographies for different climate scenarios recommended by the IPCC (The Intergovernmental Panel on Climate Change) and time horizons (short, medium and long term: 2025, 2030 and 2050; which are linked to Ferrovial infrastructure long-term concessions and those where Ferrovial is the owner). Physical climate scenarios consider anthropogenic changes through greenhouse gas concentration pathways, the so-called Representative Concentration Pathways (RCPs), taking into account the increase of global temperature: 2.6°C and 4.4ºC in 2100. To analyze climate-related transition risks Ferrovial considers transition scenarios, based on the degree of implementation of climate change policies, presented annually by the International Energy Agency in the World Energy Outlook: Stated Policies Scenario (it implies a global temperature increase of 2.4/2.8ºC in 2100), Announced Pledges Scenario (global temperature increase of 1.9/2.3ºC in 2100), Net Zero Emissions by 2050 Scenario (global temperature increase of 1.3/1.5°C in 2100). The significant climate-related physical risks of Ferrovial’s infrastructures are: • Water-related risks: droughts • Temperature-related risks: extreme temperatures and heatwaves The main climate-related transition risks are: • Market risks: – Increase in the cost of energy, both fossil fuels and electricity, and other raw materials specific to the activities – Change in the behavior of customers and/or users in the utilization of transportation – Loss of competitiveness in bidding processes due to non-compliance with environmental requirements • Technological risks: – Lack of availability of new technologies • Regulatory risks: – New regulations limiting or modifying the use of certain modes of transportation – Increased reporting of emissions and other environmental climate aspects • Reputational risks: – Penalty or additional cost due to non-compliance with objectives associated with the sustainable-linked bond (SLB). – Potential donations in the Euro Commercial Paper (ECP) program for non-compliance with each sustainability objective. – Premium payment on the debt margin of credit line debt due to non-compliance with the ESG score in DJSI. – Impact on Ferrovial's share price stemming from the failure to meet SBTi targets and its potential financial effect on the share value due a negative market reaction. 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With regard to opportunities, Ferrovial performs a periodic evaluation following the TCFD recommendations and Ferrovial Risk Management. The main opportunities are: • Cadagua helps to solve the effects of climate change on water resources, orienting its business to the design, construction, operation and maintenance of water treatment facilities. • Comprehensive solutions for the development, construction, management and operation of energy infrastructures and energy management services. • New opportunities for the development of sustainable and resilient infrastructures that offer solutions for adaptation to climate change (ADAPTARE). Assets and business activities that are incompatible with the transition to a climate-neutral economy or that need significant effort to be compatible with it were not identified, since Ferrovial infrastructures are already prepared for this path, implementing different adaptation and mitigation measures. For further information, please consult the section “SBM Disclosure Requirement - 3: Material issues, risks and opportunities and their interaction with the strategy and business model”. Ferrovial will work to conduct climate risk analyses throughout its value chain. SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL(S). As mentioned in the section above, Ferrovial applies the recommendations of TCFD in the process of identifying, analyzing and managing risks and opportunities related to climate change in order to conduct a company resilience analysis. The Company periodically assesses and quantifies risks in all of its business units and geographies for different time horizons (short, medium and long term: 2025, 2030 and 2050) and climate scenarios. The methodology for climate risks is based on the Ferrovial Risk Management (FRM) methodology. This approach evaluates the probability of occurrence of the risk, the impact on the business and its frequency. This resilience analysis is reviewed and updated according to FRM guidelines. The methodology considers transition scenarios, based on the degree of implementation of climate change policies, presented annually by the International Energy Agency in the World Energy Outlook: • Stated Policies Scenario (STEPS). It takes into account current policies defined at the sectoral level, as well as those announced by countries. This scenario would imply a global temperature increase of 2.4/2.8ºC in 2100. • Announced Pledges Scenario (APS). A scenario in which it is assumed that all climate commitments set by governments worldwide, including nationally determined contributions and long-term net zero targets, will be met on time and on budget. This scenario would imply a global temperature increase of 1.9/2.3°C in 2100. • Net Zero Emissions by 2050 Scenario (NZE). It shows a difficult but achievable path in which the global energy sector achieves net CO2 emissions by 2050, with advanced economies reaching that goal before the others. This scenario would imply a global temperature increase of 1.3/1.5°C in 2100. Physical climate scenarios consider anthropogenic changes through greenhouse gas concentration pathways, the so-called Representative Concentration Pathways (RCP). • RCP 4.5. Emissions peak around 2040 and then decline. In this scenario, the temperature could increased by 2.6°C in 2100. • RCP 8.5. Emissions continue to increase until doubling by 2050, known as the business-as-usual scenario. Global average temperature exceeds 4.4ºC in 2100. To analyze physical climate risks, Ferrovial, in collaboration with the Hydraulics Institute of the University of Cantabria, has developed the ADAPTARE Climate Risk and Adaptation methodology and tool. ADAPTARE is based on the EU Taxonomy and follows the methodology of the framework proposed by the IPCC, considering three variables: climate-related hazards, vulnerability (sensitivity and adaptive capacity of the asset) and exposure (characterization and valuation of assets) of the infrastructure; taking into account the geolocation of infrastructures worldwide. The tool uses different data sets to characterize the infrastructure and climate projections, modeling the climate risk that describes the change in risk levels for the physical climate scenarios and time horizons mentioned above. The time horizons consider the duration of the contracts associated with the assets evaluated. Infrastructures with long concession or being owned by the Company are analyzed; taking into account the selected time horizons the Company can determine the main climate hazards throughout the life of its assets, and allowing it to implement adaptation measures to create more resilient infrastructures. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 82_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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The results of the Company's resilience analysis are shown below, indicating the main climate risks and their mitigation and/or adaptation measures:

Physical risks: Physical risks from climate change can lead to potential (acute) events or long-term (chronic) changes in weather patterns. There may be financial implications for organizations, e.g. direct damage to assets or indirect impacts caused by interruptions in the production chain.

Physical climate scenarios	Main climate risks	Mitigation and/or adaptation measures
• Representative Concentration Pathways (RCP) 4.5 • Representative Concentration Pathways (RCP) 8.5	An initial analysis of physical risk was conducted. The first significant risks on certain infrastructure assets of different business lines were identified: • Temperature-related: – Heatwaves (acute) – Hot temperatures (chronic) – High temperatures (chronic) – Heat stress (chronic) • Water-related: – Drought (acute) These risks could result in an increase in maintenance, stoppages of operations and/or extraordinary repairs.	• ADAPTARE: implementation of a methodology and tool for the identification and analysis of physical climate risks that considers IPCC climate projections in the short, medium and long term in the projects. • Numerous measures are in place to ensure the resilience of infrastructures to climate change, defined over decades of experience in designing them, considering variations in climate conditions, developing business continuity plans, winter maintenance plans and transferring risks through a high level of insurance policy coverage.

Transition risks: The transition to a low-carbon economy may give rise to potential policy, legal, technological and market changes to address climate change-related mitigation and adaptation requirements. Depending on the nature, speed and focus of these changes, transition risks may involve financial and/or reputational risks of different levels.

Climate transition scenarios	Main climate risks	Mitigation and/or adaptation measures
• Stated Policies Scenario (STEPS). • Announced Pledges Scenario (APS). • NetZero by 2050 Scenario (NZE).	• Impact on Ferrovial's share price derived from the failure to meet SBTi targets and its potential financial effect on the share value due to a negative market reaction. • Increased reporting of emissions and other environmental climate aspects. • Loss of competitiveness in bidding processes due to non-compliance with environmental requirements. • New regulations limiting or modifying the use of certain modes of transportation. • Lack of availability of new technologies. • Change in the behavior of customers and/or users in the utilization of transportation. • Increase in the cost of energy, both fossil fuels and electricity, and other raw materials specific to the activities. • Penalty or additional costs due to non-compliance with objectives associated with the sustainable-linked bond (SLB). • Premium payment on the debt margin of credit line debt due to non-compliance with the ESG score in DJSI. • Potential donations in the Euro Commercial Paper (ECP) program for non-compliance with each sustainability objective. These risks could potentially have an impact on revenues, the Company's share price or or the difficulties of accessing new contracts.	• Review and controls with the governance systems implemented in the Company (risk management, compensation, etc.). • Monitoring and tracking of energy consumption to ensure compliance with emission reduction targets. • Verification of greenhouse gas emissions in accordance with the international standard ISAE 3410 of the Assurance Engagements on Greenhouse Gas Statements, which guarantees the reliability of the data. • Development and implementation of the Deep Decarbonization Path, a plan to reduce internal emissions through the use of renewable energies, self-generation of electricity, energy efficiency or replacement of machinery and vehicles. During 2024 Ferrovial has worked on updating its decarbonization plan to align with the 1.5°C decarbonization path. In addition, it also committed to the SBTi initiative to be Net Zero by 2050 or earlier. • Design and application of Shadow Carbon Price mechanisms for new investments. • Forecast of increased operational costs associated with climate change in tenders. • Search for innovative technological solutions to reduce energy consumption and emissions. • Study and collaboration with key stakeholders for the development of projects that favor the transition to a low-carbon economy.

**The risks have been ordered according to their potential financial impact for the Company, with the highest priority risks or those with the greatest impact being included at the top of the list for each type of risk (physical or transitional).*

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Regarding opportunities, Ferrovial performs a periodic evaluation following the methodology mentioned above. The results are as follows:

Opportunities related to climate change			
Mobility	Water	Energy	Infrastructure
Innovative solutions to mitigate emissions associated with mobility that include connectivity between infrastructures, vehicles and users, car sharing and the electrification of transportation, reducing congestion and pollution in cities. • **Managed Lanes:** mobility service offered in congested urban corridors. The dynamic fare structure alleviates traffic and driving at moderate and constant speeds, resulting in relative emission reductions. • **Vehicle charging points:** service offered to local governments and public institutions, companies, homeowners, etc., promoting the use of low-emission vehicles.	Cadagua helps to resolve the effects of climate change on water resources, orienting its business to the design, construction, operation and maintenance of water treatment facilities, favoring the availability of the resource in the natural environment and for human consumption. • **Wastewater treatment plants (WWTP):** treatment in both industrial and urban facilities to ensure the supply of drinking water, protect the environment and prevent pollution. • **Drinking water treatment plants (DWTP):** purification through various processes that treat surface water or groundwater to obtain water. • **Seawater desalination plants:** desalination is a solution to supply challenges, especially in water-stressed areas.	Comprehensive solutions for the development, construction, management and operation of energy infrastructures, as well as energy management services. • **Energy efficiency services:** for constant savings and continuous improvement of facilities, reducing energy consumption and emissions. • **Construction and maintenance of renewable energy infrastructures:** high-tech engineering, construction, installation and technical electrical maintenance services for the renewable energy sectors. • **Renewable energy generation:** development of solar photovoltaic power plants, wind farms and cogeneration in waste treatment plants, as well as PPA (Power Purchase Agreement) projects. The Company is committed to the generation of clean energy to speed up the energy transition. • **Electrification:** integrated solutions for the development and management of power transmission networks. • **Building renovation:** transformation of buildings incorporating construction solutions to reduce energy demand and facilitate the use of renewable energies.	New opportunities for the development of sustainable and resilient infrastructures that offer solutions for adaptation to climate change, which can provide competitive advantages by providing differential solutions. **ADAPTARE**. The Company, in collaboration with an expert from the IPCC (Intergovernmental Panel on Climate Change), has developed a unique methodology to identify, analyze and assess the physical risks related to climate change and to propose adaptation measures to mitigate the impacts they may cause on infrastructures. This methodology is applied to the different types of projects that the Company develops and operates around the world. The analysis is conducted in the short, medium and long terms under different climate scenarios. It takes into account the risk framework defined by the IPCC, as well as the adaptation criteria set out in the EU Taxonomy Regulation. ADAPTARE automates this methodology and facilitates analysis and interpretation for project managers and developers.

E1 - 1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION

Ferrovial has had a firm climate strategy in place since 2011, framed within the Company's strategic plan and aligned with its sustainability strategy.

The **Sustainability Committee**, chaired by the Sustainability Director, is made up of representatives from the business units (Toll Roads, Airports, Energy and Construction) and the corporate areas (Sustainability -Chairman and Secretary-, Health, Safety and Well-being, Compliance and Data Protection, Internal Audits and Risks, Innovation, Human Resources, Communication and CSR, General Secretariat, Corporate Strategy, Investor Relations and Procurement). Serving as the link between the business and senior management, the committee chair reports regularly to the Board of Directors, the Management Committee, and monthly to the CEO. In this regard, the CEO takes on significant relevance by including the monitoring and implementation of initiatives related to climate change on his monthly schedule.

The **Q&E Steering Committee**, chaired by the Sustainability Director (who is also the committee's secretary), is the body that executes the corporate climate change strategy across the businesses that make up the Company. It is where they discuss, make decisions, establish initiatives, and review results related to climate change projects, as well as implementing the Quality and Environment Policy throughout the Company. This committee analyses aspects such as legislation, new legislative challenges in the countries in which the Company operates and market trends, as well as recommendations from government agencies and other organizations. The Q&E Steering Committee is composed, in addition to the corporate Sustainability Director, of the most senior business representatives in this area. Committee meetings are held at least quarterly and may be held more frequently if necessary.

Climate strategy is supervised annually by the Board of Directors. Since 2022 (FY 2021), the Company has committed to the "Say on Climate" initiative, which involves the presentation of Ferrovial's Annual Climate Strategy Report at the General Shareholders' Meeting, for a consultative vote. In this way, it has become the first Spanish Company to take on this commitment, and the first in its sector on a global scale.

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One of the pillars of the strategy is the decarbonization plan Deep Decarbonization Path (DDP) which establishes the mitigation lines that must be worked on to achieve the 2030 emission reduction targets. During 2024, Ferrovial worked on updating its decarbonization plan to align with the 1.5ºC decarbonization path. Since 2017 Ferrovial's Climate Strategy has had reduction targets endorsed by the Science Based Targets Initiative (SBTi), the most recognized organization to establish emission reduction targets, aligned with the 2nd pathway (the only one available at that time) , aimed at contributing to the Paris Agreement and the 2030 Agenda.* *Ferrovial is not excluded from EU Paris-aligned Benchmarks. It also establishes the roadmap for decarbonizing corporate activities through the use of renewable energies to the detriment of fossil fuels, while developing new lines of business aimed at achieving the decarbonization of the economy and combating the effects of climate change. The established objectives are: • Reduce Scope 1&2 emissions in absolute terms by 35.3% by 2030 (base year 2009).* • Reduce Scope 1&2 emissions in relative terms (CO2/M€) by 42.9% by 2030 (base year 2009). • Reduce Scope 3 emissions in absolute terms by 20% by 2030 (base year 2012).** * The Deep Decarbonization Path, Ferrovial's strategic plan sets a target of 35.3% Scope 1&2 emissions reduction in absolute terms, more ambitious than the 32% that the SBTi initiative had approved. ** Scope 3 emission categories excluded from SBTi target: capital goods and purchased goods & services. In 2024, Ferrovial embarked on obtaining new 1.5°C aligned SBTi-validated targets. Significant progress has been made in achieving this validation, with final SBTi confirmation expected in early 2025. The Company wanted to increase the level of ambition of the short-term goals and set a Net Zero target of 2050 or sooner. The objectives to be validated are: • Reduce Scope 1&2 emissions by 42% by 2030 (base year 2020) in absolute terms. • Reduce Scope 3 emissions*** by 25% by 2030 (base year 2020) in absolute terms. • Reduce Scope 1&2&3 emissions by 90% by 2050 (base year 2020) in absolute terms. ***Including purchased goods & services, upstream transportation, waste generated in operations and fuel and energy. The new targets were presented to the Board of Directors. The 2024 Climate Strategy Report, which includes these new targets, will be brought for advisory vote at the Annual General Meeting. Decarbonization levers: The Deep Decarbonization Path (DDP), which establishes the mitigation lines on which to work in order to achieve the 2030 emission reduction targets, is based on: • Electric and more efficient vehicle fleet. • Reduction of emissions associated with construction machinery through the implementation of energy efficiency measures by 2030 • Reduction of asphalt plant emissions through energy efficiency by 2030 • Exploration of technology alternatives for low-carbon heavy machinery • Use of less polluting fuels: promotion of biofuels • Consumption of 100% of electricity from renewable sources: Self-generation & renewable energy procurement (100% of electricity coming from renewable sources - target for 2025) Ferrovial expects to be able to reduce- Scope 1 emissions between 40.000 - 50.000 tCO2eq and scope 2 emissions between 30.000 - 40.000 related to this decarbonization levers in 2030. The Scope 3 emissions decarbonization strategy focuses on: The Group proactively managing its procurement process with a focus on reducing the embedded carbon across the supply chain, particularly in construction activities. Key initiatives and projects include: • Fostering low-carbon products particularly cement and concrete – Ferrovial works in partnership with its most relevant suppliers to integrate progressively low carbon cement at an industrial scale. Ferrovial launched a Supplier Collaboration Program to work with suppliers to understand their emissions performance • Developing new raw materials with less carbon embedded, using new technologies and innovative approaches (e.g., reducing the carbon in modified asphalt bitumen by introducing recycled materials) • Using a Green Purchasing Catalog to promote the purchase of sustainable products • Using engineering design to reduce the use of the most carbon-intensive raw materials, which is also good in the construction process • The Group fosters local procurement, when products are available, to minimize emissions from the transportation and distribution of goods, and prioritizes low-carbon modes of transportation, when possible, by encouraging the most relevant suppliers to accelerate their adoption of low- carbon transportation FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_85

• The Company through its “Circular Economy Plan” aims to increase recycling and reusing opportunities, particularly in construction activities – the Plan includes actions such as the reuse of excavation in civil works (mostly transportation infrastructure projects) and onsite recycling of concrete/ asphalt from demolition work Ferrovial expects to be able to reduce its emissions between 420,000 – 490,000 tCO2eq related to these decarbonization levers by 2030. The penetration of these decarbonization lines is not linear over time and will depend on their technological feasibility and economic efficiency. The transition plan is reviewed annually, and the investment required to implement it is included in the financial planning, in order to ensure its viability in the future. For further information about the MDR-A, see section ESRS 2, Minimum Disclosure requirements. The investments made by Ferrovial within the framework of Delegated Regulation 2021/2178 are not related to the Deep Decarbonization Path, as they are associated with the development of third-party projects or with activities that have an impact outside the perimeter of Ferrovial's footprint. Locked-in emissions: Ferrovial considers emissions related to the waste management and treatment processes of the assets in the U.K. and Poland as locked-in emissions in 2030. The Company ensures compliance with the reduction targets through the analysis carried out for the transition plan aligned with the 1.5 and the different decarbonization lines. Traffic emissions related to our concessions are not considered as locked-in emissions. During 2024 and following the recommendations of the GHG Protocol Scope 3 guidelines, Ferrovial will no longer include Customer related emissions in its carbon footprint inventory (Scope 3). The Company will continue to report and verify these emissions as it considers them to be relevant and will work as far as possible to reduce its emissions even though they are no longer within its reduction targets. Ferrovial’s reduction target requires a 42% reduction in Scope1&2 emissions by 2030 compared to 2020 levels. In the financial year2024, emissions were reduced compared to the base year by 35.78%, exceeding the annual target of 16.80%.In relation to the Company’s target of consuming 100%renewable electricity by 2025, in the last financial year the consumption of electricity from renewable sources was 72.75%.Regarding Scope 3 emissions,Ferrovial’s reduction target requires a 25% reduction by 2030 compared to 2020 levels, including purchased goods and services, upstream transportation, waste generated in operations and fuel and energy. In the 2024 financial year, emissions were reduced compared to the base year by 18%, exceeding the annual target of 10%. To see more information related to CapEx refer to ESRS 2, Minimum Disclosure Requirement. E1 - 2: POLICIES RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION Policy Quality & Environmental Policy Description Ferrovial, through its Quality and Environment Policy, aims to add value to its stakeholders, by developing and operating sustainable infrastructures and cities, focusing on talent, integrity, safety, excellence, innovation, ensuring the efficient use of available resources and minimizing the environmental impact of its activities. With this policy, it manages the risks and opportunities linked to climate change in all its activities, offering resilient and low-emission infrastructures and services. In addition, through the development of energy infrastructures, energy efficiency services and the generation of renewable energies, among others, the Company is committed to reducing greenhouse gas emissions. Target Benefit stakeholders by creating sustainable infrastructures and cities through talent, integrity, safety, excellence, and innovation. Ferrovial addresses carbon and climate-related risks and opportunities across its portfolio of activities and focuses on providing low carbon infrastructures and services. Associated material impacts, risks and opportunities • Positive impacts: Greenhouse gas emission reductions and carbon footprint offsetting. Development of sustainable and resilient infrastructures that offer solutions for adaptation to climate change. • Negative impact: GHG emissions generated by the Company's activities. • Opportunities: Ferrovial contributes to the development of energy infrastructure, energy efficiency services, renewable energy generation, and solutions to mitigate emissions associated with mobility. New opportunities for the development of sustainable and resilient infrastructures and services that offer solutions for adaptation to climate change, which can provide competitive advantages by providing differential solutions. • Risks: Increase and/or non-compliance with legislative requirements or objectives related to climate change and lack of availability of new technologies. • Increased maintenance and extraordinary repairs in infrastructures due to severe weather events. Follow-up and remediation process Ferrovial deploys its policies through the corresponding strategies, which in turn provide governance schemes and indicators with objectives and monitoring procedures that enable continuous control and evaluation of the management of issues related to climate change mitigation and adaptation. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 86_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Scope of the policy Stakeholders impacted The vision for this policy is to create value for the Company and for the Company's customers, investors and employees. It also promotes mutual benefit in the relationship with customers, suppliers and other external organizations to protect and improve the environment. To this end, open communication channels are established in order to create synergies, share experiences and best practices, taking advantage of opportunities that allow us to create value for the Company Regarding the scope of application, this policy shall apply to: • Ferrovial SE and the companies comprising the Group, regardless of their business sector, geographical location or activities; • members of the governing bodies of Ferrovial SE or other Group companies (including supervisory boards or equivalent bodies); • employees of any of the companies comprising the Group. Geographic areas Global Value chain application The purpose of the Environment and Quality Policy is to develop and operate sustainable infrastructures and cities, by ensuring efficient use of available resources and minimizing the environmental impact of the Company's activities and the value chain. Exclusions from application There are no exclusions from application. Policy approval flow Chief Executive Officer The principles and values of the sustainability policy, approved by the Board of Directors, are the basis for the rest of the Ferrovial Group's existing policies that have sustainability implications, which have been approved by the Company and remain in force. The Quality and Environmental Policy was approved by the Board of Directors. Consistency with third-party instruments or standards This policy is prepared under recommendations 2.1.5 and 2.1.6 of the Dutch Corporate Governance Code, and is aligned with the Code of Ethics and Business Conduct, and with Ferrovial's Human Rights, Corporate Responsibility and Sustainability Policies, as well as with the principles of the United Nations Global Compact and the 2030 Agenda for Sustainable Development. Attention to stakeholders Ferrovial ensures continuous and permanent information through effective communication channels, leveraging new technologies, and maintaining cooperation and transparency with competent authorities and regulators. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and through the internal communication channel. Significant policy changes N/A - no changes have been made E1 - 3: ACTIONS AND RESOURCES IN RELATION TO CLIMATE CHANGE POLICIES The climate strategy establishes the roadmap for decarbonizing corporate activities through the use of renewable energies to the detriment of fossil fuels, while developing new lines of business aimed at achieving the decarbonization of the economy and combating the effects of climate change. To see more information about MDR-A, refer to ESRS 2, Minimum Disclosure requirements. • Review and controls with the governance systems implemented at the Company (risk management, compensation, etc.). • Monitoring and management of energy consumption to track compliance with emission reduction targets. • Verification of greenhouse gas emissions in accordance with the international standard ISAE 3410 of the Assurance Engagements on Greenhouse Gas Statements, which guarantees the reliability of the data. • Development and implementation of the Deep Decarbonization Path, a plan to reduce internal emissions by using renewable energies, self- generation of electricity, energy efficiency or replacement of machinery and vehicles (which could translate into energy savings). For more information about the decarbonization levers, please, consult section “ESRS E1-1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION”): • Energy Management Programs: ISO 50001 implementation in 73% of Ferrovial’s contracts. The Energy Management Programs include audits of the total energy consumption of Cadagua, Ferrovial Construction and Energy in Spain. The focus of these audits is the vehicle fleet, the evaluation of energy consumption records, and the accuracy of available data. The purpose of these audits was to search for innovative technological solutions to reduce energy consumption and emissions. Some of the opportunities for improvement have been to implement new criteria in the acquisition of more efficient vehicles in terms of consumption and low-carbon emissions, and to implement eco-driving practices. • Study and collaboration with key stakeholders for the development of projects that favor the transition to a low-carbon economy. • Adaptare: Numerous measures are in place to ensure the resilience of infrastructures to climate change, defined over decades of experience in designing them, considering variations in climate conditions, developing business continuity plans, winter maintenance plans and transferring risks through a high level of insurance policy coverage. The actions described above are carried out on an annual basis and aligned with the scope considered in the decarbonization levers described in section “ESRS E1-1: TRANSITION PLAN FOR CLIMATE CHANGE MITIGATION”. 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E1 - 4: TARGETS RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION

Ferrovial's Climate Strategy has ambitious target aligned with the 2030 Agenda. It also establishes the roadmap for decarbonizing corporate emissions reduction targets endorsed by the Science Based Target Initiative (SBTi), aligned with the 2nd pathway, aimed at contributing to the Paris activities through the use of renewable energies to the detriment of fossil fuels, while developing new lines of business aimed at achieving the decarbonization of the economy and combating the effects of climate change.

The established objectives are as follows:

- Reduce Scope 1&2 emissions in absolute terms by 35.3%* by 2030 (base year 2009).
- Reduce Scope 1&2 emissions in relative terms (tCO_2eq/M€) by 42.9% by 2030 (base year 2009).
- Reduce Scope 3 emissions in absolute terms by 20% by 2030 (base year 2012)**.

*The Deep Decarbonization Path, Ferrovial's strategic plan sets a target of 35.3% Scope 1&2 emissions reduction in absolute terms, more ambitious than the 32% that the SBTi initiative had approved.** Scope 3 emission categories excluded from SBTi target: capital goods and purchased goods & services.*

In 2024, Ferrovial embarked on obtaining new 1.5°C aligned SBTi-validated targets. Significant progress has been made in achieving this validation, with final SBTi confirmation expected in early 2025.

The Company wanted to increase the level of ambition of the short-term goals and set a Net Zero target of 2050 or sooner.

The objectives to be validated are:

- Reduce Scope 1&2 emissions by 42% by 2030 (base year 2020) in absolute terms.
- Reduce Scope 3 emissions*** by 25% by 2030 (base year 2020) in absolute terms

**** Including purchased goods & services, upstream transportation, waste generated in operations and fuel and energy.*

- Reduce Scope 1&2&3 emissions by 90% by 2050 (base year 2020) in absolute terms.
- The new targets were presented to the Board of Directors. The 2024 Climate Strategy Report, which includes these new targets, will be brought for advisory vote at the Annual General Meeting.

The scope of the targets is the same as the GHG emissions reported in section "ESRSE1-6GROSS SCOPE 1,2,3 AND TOTAL GHG EMISSIONS",and are based on market-based emissions. For more information about the climate scenarios considered to determine decarbonization levers, see section "ESRS E1IRO-1and SBM-3".

Ferrovial has had reduction targets for Scope 1&2&3 since 2017. In 2024, with the update of our reduction targets for all scopes following SBTi guidelines, a new base year, 2020, is established.This new base year is representative of the activity of the Company in all scopes and, as it corresponds to an update of the existing targets.

While Ferrovial does not have a formalized process for directly collaborating with its stakeholders to determine its targets, the company continuously evaluates the effectiveness of its climate change mitigation and adaptation goals and initiatives through internal assessments.

E1 - 5: ENERGY CONSUMPTION AND MIX

Energy consumption and mix	2023	2024
(1) Fuel consumption from coal and coal products (MWh)	58,013.00	119,719.70
(2) Fuel consumption from crude oil and petroleum products (MWh)	715,106.90	713,552.39
(3) Fuel consumption from natural gas (MWh)	19,742.46	12,193.02
(4) Fuel consumption from other fossil sources (MWh)	0.00	0.00
(5) Consumption of purchased or acquired electricity, heat, steam and cooling from fossil sources (MWh)	55,659.39	49,219.86
(6) Total fossil energy consumption (MWh) (calculated as the sum of lines 1 to 5)	848,521.76	894,684.97
Share of fossil sources in total energy consumption (%)	86.77	86.5
(7) Consumption from nuclear sources (MWh)	-	2,227.30
Share of consumption from nuclear sources in total energy consumption (%)	-	-0.22
(8) Fuel consumption from renewable sources (including biomass, biogas, non-fossil fuel waste, renewable hydrogen, etc.) (MWh)	-	-
(9) Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources (MWh)	81,423.43	89,206.87
(10) Consumption of self-generated non-fuel renewable energy (MWh)	47,915.09	48,147.79
(11) Total renewable energy consumption (MWh) (calculated as the sum of lines 8 to 10)	129,338.52	137,354.65
Share of renewable sources in total energy consumption (%)	13.23	13.28
Total energy consumption (MWh) (calculated as the sum of lines 6, 7 and 11)	977,860.28	1,034,266.92

88_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Energy intensity per revenue	2023	2024	2024 vs. 2023
Total energy consumption from activities in high climate impact sectors per revenue from activities in high climate impact sectors (MWh/M€)	114.85	113.33	-1.32%

The energy included as electricity consumption from renewable sources hold the corresponding certificates of guarantee of renewable origin guarantee certificates of renewable origin as established with our electricity marketing companies. The consumption and percent consumption from nuclear sources are calculated based on the residual mix. Ferrovial, as a Company that operates in the infrastructure sector, has activities in its business lines that are listed in NACE Sections A to H and Section L, considered as sectors with high climate impact (as defined in Regulation (EU) 2019/2088 and Annex 1 of the related Delegated Regulation). Therefore, all Ferrovial's activities have been included in the calculation of total energy consumption and energy intensity. Data relating to Ferrovial's total revenue have been obtained as reported in the consolidated income statement for the year 2024. In 2023 Ferrovial did not dispose the nuclear calculation because it was not a requirement.

Energy production	2024
Renewable energy (MWh)	94500
Non-renewable energy (MWh)	0

E1 - 6: GROSS SCOPE 1, 2, 3 AND TOTAL GHG EMISSIONS.

	Retrospective				Milestones and target years			
	Base year 2020	2023	2024	2024 vs. 2023	2025	2030***	2050	Annual % target / Base year
Scope 1 GHG emissions								
Gross scope 1 GHG emissions (tCO_2eq)	475,415	323,154**	306,884	-5.03 %		303,034	47,542	3.63 %
Percentage of scope 1 GHG emissions from regulated emission trading schemes (%)	0 %	0 %	0 %	0 %		0 %	0 %	
Scope 2 GHG emissions								
Gross location-based scope 2 GHG emissions (tCO_2eq)	75,974	64,706	68,654	6.10 %		37,625	7,597	
Gross market-based scope 2 GHG emissions (tCO_2eq)	47,058	27,459	28,643	4.31 %		0 %	0 %	10.00 %
Significant scope 3 GHG emissions								
Total gross indirect (Scope 3) GHG emissions (tCO_2eq)	2,212,203	1,684,645	1,716,592	1.90 %		1,389,254	221,220	3.72 %
1 Purchased goods and services	1,249,800	733,465	869,564	19 %		1,116,755	124,980	
2 Capital goods	309,106	224,495	153,622	-32 %			30,911	
3 Fuel and energy-related activities (not included in Scope 1 or Scope 2)	72,338	69,750	79,984	15 %		65,399	7,234	
4 Upstream transportation and distribution	315,643	257,334	265,439	3 %			31,564	
5 Waste generated in operations	214,557	352,323	303,293	-14 %		207,100	21,456	
6 Business traveling	1,159	3,147	5,303	69 %			116	
7 Employee commuting	1,171	843	825	-2 %			117	
8 Upstream leased assets	n/a	n/a	n/a			n/a	n/a	
9 Downstream transportation and distribution	n/a	n/a	n/a			n/a	n/a	
10 Processing of sold products	n/a	n/a	n/a			n/a	n/a	
11 Use of sold products	n/a	n/a	n/a			n/a	n/a	
12 End-of-life treatment of sold products	15,002	6,801	6,957	2 %			1,500	
13 Downstream leased assets	n/a	n/a	n/a			n/a	n/a	
14 Franchises	n/a	n/a	n/a			n/a	n/a	
15 Investments*	33,427	36,487	31,606	-13 %			3,343	
Total GHG emissions								
Total GHG emissions (location-based) (tCO_2eq)	2,763,592	2,072,505	2,092,130	0.95 %		1,729,913	276,359	
Total GHG emissions (market-based) (tCO_2eq)	2,734,676	2,035,258	2,052,119	0.83 %		1,692,288	268,762	

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_89

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX

Biogenic emissions				
Gross biogenic emissions (tCO_2eq)	1,029,851	213,722	138,927	-35 %
Out of scopes emissions				
Gross out of scopes emissions (tCO_2eq)	**1,637,378**	**2,067,315**	**2,835,470**	**37 %**

** Airports assets in UK and toll roads in Canada and Colombia carry out and independent external verification of their emissions. At the date of publication of this report 2024 it´s not available so 2023 has been considered.*

*** Budimex 2023 data have been updated due to new records of fuel consumption being submitted to the corporate reporting system after the publication of the "Annual Integrated Report 2023".*

**** Total gross indirect (scope 3) GHG emissions target includes SBTi emission reduction target categories. In the base year these categories represent 84% of all Scope 3. Purchased goods and services value include also upstream transportation.*

Emissions from carbon credits or emission rights purchased, sold or transferred have not been included in the calculation of indirect GHG emissions when generating energy (Scope 2). Regarding scope 2 emissions, 11.43% comes from Energy Attribute Certificates (EACs), 25.50% from self-consumed electricity of 100% renewable origin, 35.62% from renewable origin contracts with suppliers and 27.45% from non-renewable origin contracts with suppliers. 91% of GHG Scope 3 emissions have been calculated using primary data.

Ferrovial, as part of its Carbon Footprint procedure, will recalculate its inventory whenever there is a structural change or new activities relevant to the company, a change in the calculation methodology (emission factors, approach...) or changes in annual consumption, in order to ensure the comparability of the information between the different years.

GHG intensity per revenue	2023	2024	2024 vs. 2023
Total GHG emissions (location-based) per revenue (tCO_2eq/M€)	324.59	227.1	-30%
Total GHG emissions (market-based) per revenue (tCO_2eq/M€)	321.2	223.02	-31%

Data relating to Ferrovial's total revenue have been obtained as reported in the consolidated income statement for the year 2024.

Since 2009, the carbon footprint (scope 1&2) has been calculated and reported for 100% of the activities under the operational control approach as an organizational boundary. In 2024 regarding requirements of ESRS the scope of carbon footprint includes the entire financial consolidation perimeter. The scope 1 and 2 of GHG emission included above are all part of the consolidated accounting group. The calculation methodology is based on GHG Protocol (WRI&WBCSD), while maintaining compliance with ISO 14064-1: 2018.

However, other methodologies have been used to consider specific aspects of the business, such as the DEFRA methodology for the U.K. and Scope 3 operations, and the EPER methodology for the estimation of diffuse emissions from landfills.

GHG emissions generated by Ferrovial's activities are classified as follows:

DIRECT EMISSIONS (SCOPE 1)

Those from sources owned or controlled by the Company. They mainly come from:

- Combustion of fuels in stationary equipment to produce electricity, heat or steam. Solid waste incineration.
- Combustion of fuels in vehicles owned or controlled by the Company.
- Diffuse emissions. Those not associated with a specific source, such as biogas emissions from landfills.
- Fugitive emissions. Refrigerants.

INDIRECT EMISSIONS (SCOPE 2)

Generated as a result of the consumption of electricity purchased from other companies that produce or control it.

The calculation of GHG emissions includes the CO_2 equivalence of the following gases: *CO_2, CH4, N2O, HFCs, PFCs, SF6 and NF3.*

INDIRECT EMISSIONS (SCOPE 3)

Since 2012, Ferrovial has calculated all Scope 3 emissions following the guidelines set out in the Corporate Value Chain (Scope 3) Accounting and Reporting Standard published by the GHG Protocol Initiative, the WRI and the WBCSD. Ferrovial calculates 9 of the 15 categories included in the Corporate Value Chain (Scope 3) the company accounting and Reporting Standard document. The categories that do not apply are:

- **Downstream transportation and distribution.** Ferrovial does not sell products that are transported or stored.
- **Processing of sold products.** Ferrovial does not have products that will be transformed or included in another process to obtain another product.
- **Downstream leased assets.** Ferrovial has no assets that it rents out to other companies.
- **Franchises.** Ferrovial does not act as a franchisor.
- **Use of sold products :** Ferrovial does not have direct use-phase emissions of products or services sold by the Company*

**During 2024 and following the recommendations of the GHG Protocol Scope 3 guidelines, Ferrovial will no longer include Customer related emissions due to Cintra and airports concessions in its carbon footprint inventory (Scope 3). The Company will continue to report and verify these emissions as it considers them to be relevant and will work as far as possible to reduce its emissions even though they are no longer within its reduction targets. Due to Ferrovial's commitment to transparency, the Company has made the decision of keeping the disclosure of traffic-related emissions.*

- **Upstream leased assets:** Ferrovial does not operate assets that are leased by the Company in the reporting year and not already included in the reporting Company's scope 1 or scope 2 inventories.

90_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

The calculation method on the categories that apply is listed below: PURCHASED GOODS AND SERVICES: This section includes emissions related to materials purchased by Ferrovial for use in products or services that it offers by the Company. Includes emissions from the different phases of the life cycle: extraction, pre-processing and manufacturing. Excludes the use and transportation phase. This category includes the most relevant materials from an environmental and purchasing volume viewpoint, such as paper, wood, water, concrete, asphalt, steel and asphalt agglomerate. The methodology consists of applying a specific Defra conversion factor to the quantity of these materials purchased. Production related goods and services are accounted in capital goods, while non-production goods and services are not considered as material. CAPITAL GOODS: This category includes all upstream (i.e., cradle-to-gate) emissions from the production of capital equipment purchased or acquired by the Company in the year. EPA (United States Environmental Protection Agency) sector-specific economic conversion factors are used FUEL AND ENERGY RELATED ACTIVITIES (NOT INCLUDED IN SCOPE 1 OR 2): This section considers the energy required to produce the fuels and electricity consumed by the Company, as well as electricity losses in transportation and distribution. To calculate the emissions corresponding to the fuels (gasoline, diesel, natural gas, propane, LPG...) and electricity purchased, conversion factors were applied, according to Defra's "well-to-tank" source. For electricity loss from transportation, the conversion factor applied is country-specific and comes from the International Energy Agency. WASTE GENERATED IN OPERATIONS: The emissions in this section are related to the waste generated by the Company's activity that was reported in the financial year. A Defra conversion factor was applied to each of the amounts of these wastes. This section includes: • Construction and Demolition Waste. • Non-Hazardous Waste: Urban assimilable waste, wood, vegetable waste. • Hazardous Waste. • Excavated soil taken to landfills. BUSINESS TRAVEL: This includes emissions associated with corporate travel, whether by train, plane, cab or rental car used for travel. For this category, data provided by the travel agency or accounting data such as type of trips, journeys or expenses were used. DEFRA-sourced conversion factors are applied to this data to derive the emissions associated with each type of travel. Well-to-tank (WTT) and tank-to-wheel (TTW) emissions are included. EMPLOYEE COMMUTING: This category includes emissions from employees' commutes from their homes to their workplaces. Ferrovial calculates the emissions of construction, infrastructure and Ferrovial Group employees who work in central offices. The required information is: • Number of employees. • Distance from employees' homes to the office. • Type of transportation used in case if not walking to the offices: car, motorcycle, subway, bus or train. To obtain information on the type of transportation used and distances, surveys were conducted. DEFRA conversion factors are applied to these data to obtain the emissions related to each type of travel. Emissions "well to tank" (WTT) and "tank to wheel" (TTW) are included. END OF LIFE TREATMENT OF SOLD PRODUCTS: This category includes emissions from the disposal of waste generated at the end of the useful life of products sold by Ferrovial in the reporting year. Ferrovial offers services and products. Services, being labor, do not generate emissions associated with this category. As for the products sold, these correspond to the construction of infrastructures. In this case, the most relevant materials, from an environmental point of view and by volume, which are included in the construction of infrastructures are wood, paper, barrier, asphalt and concrete. Therefore, at the end of the useful life of the infrastructures, the waste to be managed corresponds to them. A conversion factor of Defra is applied to these products to obtain the emissions from the disposal of waste generated at the end of the useful life of the infrastructure. INVESTMENTS: Accounts for Scope 1&2 emissions related to airport and highway investments over which it does not have operational control. BIOGENIC EMISSIONS According to the IPCC (Intergovernmental Panel on Climate Change) and the “Protocol for the quantification of greenhouse gas emissions from waste management activities” standard, CO2 from the combustion of captured and channeled biogas that is burned in flares, in cogeneration processes or in boilers must be reported as zero. This is because this gas comes from the decomposition of products containing organic matter of animal or plant origin that was previously captured by living organisms and therefore belongs to a carbon neutral cycle. These emissions also include the incineration of organic matter in incineration plants. E1 - 7: GHG REMOVALS AND GHG MITIGATION PROJECTS FINANCED THROUGH CARBON CREDITS In the last financial year the Company has set the goal of being Net Zero by 2050 or sooner through the SBT initiative for direct emissions by reducing emissions and voluntary compensation for those that cannot be reduced, as set out in Article 6 of the Paris Agreement. Offsetting is done through neutralization and mitigation beyond the value chain, relying on nature-based solutions To ensure that offsets comply with the principles of additionality, permanence and avoidance of double accounting, Ferrovial purchases carbon credits from recognized quality standards, such as VCS Standard and Gold Standard. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_91

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Carbon credits cancelled in reporting year	2023	2024
Total (tCO_2eq)	22,092	26,842
Percentage of removal projects (%)*	0.2%	6.5%
Percentage of reduction projects (%)	99.8%	93.5%
Verra VCS (%)	99.8%	86.5%
Gold Standard (%)	0.0%	12.2%
Others**	0.2%	1.3%
Percentage of projects within the EU (%)	0.2%	1.3%
Percentage of carbon credits qualifying as corresponding adjustments (%)	-	-

**The removal projects come from biological sinks.*

***Offsetting projects carried out in Spain and recognized by the Ministry for Ecological Transition and the Demographic Challenge (MITECO in Spanish).*

Ferrovial does not have GHG removals and storage projects in its own operations or value chain.

The carbon credits whose cancellation we expect in the future are 63,973 tCO_2eq until 2026. This future cancellation is a high-level estimate and is subjects to change.Thus, Ferrovial addresses climate change outside its value chain and contributes to the reduction of global CO_2e emissions, complementing the current climate strategy.

The Company also has the Compensa project, which consists of the reforestation of burned or agricultural areas in the Madrid region. This project generates a double positive impact, environmental and social, since it consists of the restoration of degraded land through the employment of local people. It was developed in Torremocha del Jarama, where 7.7 hectares have been reforested with a total of 4,000 trees, which will absorb approximately 2,000 tCO_2eq. The project was developed in compliance with the requirements, principles and methodologies established by MITECO for the registration of emission removal projects.

It should be noted that the Spanish Ministry for Ecological Transition and the Demographic Challenge has given Ferrovial the highest recognition achieved for its work in "Calculate," "Reduce," and "Compensate" through the Compensa reforestation project.

E1 - 8: INTERNAL CARBON PRICING SYSTEM

Shadow Carbon Pricing

The Company applies a methodology to economically quantify the potential climate risk of its most relevant investments in the Shadow Carbon Pricing method to consider this impact on new investments. The tool takes into account the direct and indirect emissions of the project as a whole, applying variable prices per CO_2e for different time horizons, geographies and infrastructure type. The calculation process is required when evaluating new investments and it involves:

1. Identifying the current or effective carbon prices in different countries and sectors, considering both explicit mechanisms (like carbon taxes and emissions trading schemes) and implicit mechanisms (like fuel taxes).
2. Defining an optimal carbon price based on studies by the International Energy Agency (IEA) and the International Renewable Energy Agency (IRENA).

Based on this information, the shadow carbon price is calculated, resulting in different prices for each country, sector and time period, which then are combined to obtain an average shadow carbon price for each type of project. For 2024, the average carbon price is 27 €*.

Ferrovial has a tool that the management responsible for each project will introduce into the tool information which includes business unit, type of infrastructure, country, start date, end date and scope 1 and 2 emissions. Following a case-by-case study, emissions associated with Scope 3 emissions are introduced where appropriate.

This tool contains algorithms and a database that will calculate the "Shadow Carbon Price" of the project based on the information described above, per year and throughout the entire concession period.

More specifically, it allows the calculation of:

i. the project's net carbon footprint (understood as the increase or decrease in emissions attributable to the project compared to the pre-existing situation or the situation that would arise if the project was not executed)

ii. the net annual distribution of the footprint over the time period considered in the investment project, and

iii. the applicable carbon prices that will depend on the type of project, activities involved and the country or geographical region where it is implemented.

92_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX

**As the investment analyzed with shadow carbon pricing are made for future investments, no hedge emissions have been identified for this reporting period. This price is used as additional information when making decisions on new investments and is not included in the financial statements.*

TIME HORIZONS

2030 - 2040 - 2050

TYPE OF PROJECT

Airports

Toll Roads

Waste management

Water management

Energy assets (natural gas)

GEOGRAPHIES*



**Geographies included in the methodology: Australia, Brazil, Canada, Chile, Germany, Ireland, Mexico, Middle East, Peru, Poland, Portugal, Spain, United Kingdom, U.S., India, Colombia*

FERROVIAL'S AVERAGE PRICE OF EMISSIONS:

2030	2040	2050
€60	€114	€173

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_93

ESRS E3 WATER AND MARINE RESOURCES Management of impacts, risks and opportunities and ESRS E3 metrics and objectives. IRO - 1: DESCRIPTION OF THE PROCESSES TO IDENTIFY AND ASSESS MATERIAL WATER AND MARINE RESOURCE-RELATED IMPACTS, RISKS AND OPPORTUNITIES Ferrovial employs a systematic process to identify and evaluate impacts, risks, and opportunities associated with water resources and marine environments, particularly through the activities of its subsidiary Cadagua, dedicated to the design, construction, operation and maintenance of water fatalities. This approach is centered on increasing water availability, improving its quality, and promoting efficient consumption, while addressing the challenges posed by climate change and water stress. Ferrovial evaluates its operations to identify how its activities intersect with water resources, particularly in areas of water stress where surface waters and marine resources are at risk. The Company, through Cadagua, focuses on the design, construction, operation, and maintenance of water treatment facilities to ensure the availability of water for both human consumption and the natural environment. This includes mitigating water- related risks by improving water quality and promoting its efficient use, especially in areas experiencing significant water stress. Methodologies employed in these evaluations include the use of data-driven monitoring tools and scenario analyses that assess the long-term sustainability of water resources and potential impacts from operational consumption and discharges. Such tools help Ferrovial balance its operational needs with environmental considerations in the areas most vulnerable to water stress. By focusing on the availability, efficient consumption, and improvement of water quality, Ferrovial’s efforts through Cadagua represent a critical contribution to resolving the impacts of climate change on water resources. Moreover, the Company also addresses risks associated with severe weather events, which could affect infrastructures with maintenance and extraordinary repairs. These actions demonstrate Ferrovial's resilience and adaptability to climate challenges, ensuring sustainable water management while mitigating operational risks.. This holistic approach underscores Ferrovial's commitment to integrating water resource management into its broader sustainability strategy, aligning its operations with global and local priorities to create long-term value. E3 - 1: POLICIES RELATED TO WATER AND MARINE RESOURCES. Policy Water policy Description Ferrovial, through its water policy, recognizes water as a limited and irreplaceable natural resource and access to water as a fundamental human right. Directly related to global change and a necessary and fundamental element within the circular economy. Having identified its value for the Company's processes and the environment, it focuses its water management strategy on the availability of the resource, its quality and the balance of the ecosystems in which it is located. Target The purpose of this policy is to define and establish the principles and criteria governing actions regarding water use and management. Associated material impacts, risks and opportunities • Positive impact: Increased availability, efficient consumption and improved water quality. • Negative impact: Water removal, consumption and discharge in areas of water stress (surface water and marine resources). • Opportunity: Ferrovial helps to resolve the effects of climate change on water resources, focusing its business on the design, construction, operation and maintenance of water treatment facilities, favoring the availability of the resource in the natural environment and for human consumption. Follow-up and remediation process Ferrovial deploys its policies through the corresponding strategies, which in turn provide governance schemes and indicators with objectives and monitoring procedures that enable continuous control and evaluation of the efficient management of the integral water cycle and its responsible use in the Company's direct operations, optimizing the balance that resulting in the Group's water footprint. Scope of the policy Stakeholders impacted Ferrovial promotes the principles of the water policy to all its stakeholders. As to the scope of application, this policy shall apply to: • Ferrovial SE and the companies comprising the Group, regardless of their business sector, geographical location or activities; • members of the governing bodies of Ferrovial, S.E. or other Group companies (including supervisory boards or equivalent bodies); • employees of any of the companies comprising the Group. Geographic areas Global Value chain application As it affects all stakeholders, the scope of this policy covers the entire value chain. Exclusions from application There are no exclusions of application. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 94_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Policy approval flow Chief Executive Officer The Board of Directors approves the Sustainability Policy, which is implemented through other more specific policies such as the Quality and Environment Policy and the Water Policy. Other issues to report (if applicable) Consistency with third-party instruments or standards Ferrovial's Water Policy aligns with international standards by adhering to the principles outlined in The Water Footprint Assessment Manual, the Global Water Tool (GWT), and the Global Reporting Initiative (GRI-G4). These frameworks guide the Company's methodology for calculating and reporting its water footprint, ensuring a comprehensive analysis of water-related risks and opportunities across all operations. Attention to stakeholders Ferrovial's Water Policy incorporates key stakeholder interests by addressing regulatory requirements, water resource sustainability, and operational efficiency. Ferrovial also considers the needs of local communities by implementing measures to reduce water consumption, improve efficiency, and minimize its impact on shared water resources. The policy also promotes transparency by monitoring and reporting water usage through recognized frameworks, ensuring accountability to investors, clients, and other stakeholders. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and through the internal communication channel. Significant policy changes N/A - no changes were made Ferrovial's water policy recognizes water as a limited and irreplaceable natural resource and access to it as a fundamental human right. The water management strategy takes into consideration its availability, quality and the balance of the ecosystems on which it impacts. Ferrovial's Water Policy encompasses principles designed to mitigate negative impacts and promote the positive impacts identified in the Double Materiality Assessment. In its role as a consumer of water and supplier of services associated with water resources, the Company manages the resource responsibly and efficiently, taking into account the entire water cycle. To this end, indicators, objectives, monitoring procedures and strategies were established to enable continuous control and evaluation of this management in the Company's direct operations, optimizing the balance that results in the Group's water footprint. The water footprint calculation methodology, specific to the Company, considers the water stress factor in each region in which it operates, giving greater impact to catchments in areas with greater water stress, with special emphasis on the management performed in these areas. In addition, as stated in Ferrovial’s water policy, we support the development and use of new technologies that allow a more efficient use of water resources (more information is detailed in section E3 – 2). The Quality and Environment Policy includes compliance with environmental regulations, focusing on minimizing our impact and avoiding pollution. To this end, we apply the best practices to prevent polluting the environment in which our activities are carried out and establish contingency plans when necessary. In the context of a growing demand for drinking water and deteriorating quality due to pollution, thanks to its subsidiary Cadagua, the Company plays a key role in water management, contributing to solving the main challenges of supply, quality, sanitation and pollution, especially in areas with water shortages. In addition, in line with the global strategy of promoting sustainable infrastructures, we support the development of infrastructures that facilitate access to basic rights such as water for vulnerable communities through the social infrastructure initiative, which provides access to clean water and sanitation for populations in developing countries. The Water Policy, also included in the table, addresses the following issues: • Compliance with current legislation and regulations on water, as well as the specifications of international benchmark standards and those the organization establishes internally, guiding its management to achieve the highest quality standards. • Support for the development of regulatory frameworks aimed at efficient and sustainable water use. • Responsible and efficient management of the resource, taking into account its integral cycle, favoring social development and ecosystem conservation. This includes the commitment to reduce water consumption in all areas where Ferrovial operates, including areas with water risk. • Search for solutions to the growing demand for drinking water and deterioration of quality due to contamination. In order to minimize the negative IROs identified in the Double Materiality Assessment, the Water Policy already contains several principles to undertake mitigation: • Responsible and efficient management of the resource, taking into account its integral cycle, favoring social development and ecosystem conservation. • Integration of water use and water management into the Company's risk management strategy. • Establishment of indicators, objectives, monitoring procedures and strategies that enable continuous control and evaluation of the efficient management of the integral water cycle and its responsible use in the Company's direct operations, optimizing the balance that results in the Group's water footprint. In addition, the methodology established for calculating the water footprint enables efficient water resource management in each geographic region, considering the specific water stress level of each country. Locally, both water catchment sources and discharge destinations are evaluated to minimize the environmental impact. In addition, the projects implement local measures aimed at reducing water consumption throughout the life cycle of the infrastructure, promoting its reuse. This includes the adoption of strategies to prevent water pollution during the construction or use phases of buildings and infrastructure. An example of such actions is the installation and securing of devices and mechanisms necessary to guarantee the quality of water that may be affected by activities, such as pollutant retention basins and sediment barriers. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_95

E3 - 2: ACTIONS RELATED TO WATER AND MARINE RESOURCES. Ferrovial is committed to sustainable practices and responsible management of water resources. The methodology established for calculating the water footprint enables efficient management of water resources in each geographical region, taking into account the level of water stress specific to each country. At the local level, both water catchment sources and discharge destinations are evaluated to minimize the environmental impact. In addition, the projects implement measures to reduce water consumption and promote water reuse. This also includes the adoption of measures to prevent water pollution. The company has implemented actions to address environmental challenges related to water resources, some of these actions are in high-water stress areas. These main actions are carried out on an ongoing basis depending on the type of project, and some of principal main good practices are detailed below: Construction activities: • Use of reused water for the manufacture of concrete in construction sites after purification at a water treatment plant. • Reuse of water for washing machinery and other uses on site (irrigation of roads, embankments, etc.). • Reduction in the volume of water consumed in irrigation to reduce the dusting of construction sites due to the use of bischofite. • Necessary mechanisms to ensure water quality that may be affected by activities, such as pollutant retention basins and sediment barriers. Cintra: • Installation of rainwater collection tanks for reusing that water in other processes. Cadagua: • Water is reused for pretreatment in water treatment plants. • Water is reused for maintenance tasks at the facilities such as cleaning and irrigation. • In relation to the improvement and optimization of water treatment processes, Cadagua, together with its partner, have begun the execution of the expansion and refurbishment works of the Ter Drinking Water Treatment Plant (DWTP), the largest water treatment plant in Catalonia (Spain), with a treatment capacity of 8 cubic meters per second (8 m³/s) and four tanks with capacities up to 557,664 m3. The concession has a budget of 102 million euros and a 48-month execution period. Improvements include the modernization of existing sand filters and the construction of new granular activated carbon filters and water disinfection facilities. • In addition, various infrastructures will be implemented, such as a tank for filtered water, an intermediate pumping station, an ozonization building and a structure to house the activated carbon filters. All this without altering the normal operation of the plant. The modernization of the Ter DWTP will help to guarantee the supply of water, in quantity and quality, for the metropolitan region of Barcelona and strict compliance with current regulations. In this contract, Cadagua is implementing an innovation project related to the incorporation of activated carbon and ozonation, which guarantee quality and are focused on improving the sensory qualities of the water and eliminating traces of emerging contaminants such as drugs present in surface waters with an anthropogenic influence. To ensure the selection of the most effective active carbon for this project, comparative tests will be conducted in the laboratory and in the pilot plant. Adsorption isotherm tests, and tests on rapid filtration columns will be performed to determine the breaking point, as well as tests in a pilot plant to determine the behavior of the different coals under real operating conditions. These actions are part of Ferrovial's broader commitment to sustainability and the preservation of the natural environment, aligning with its sustainability strategy and water resource management. Currently 235 people work in the different Quality and Environment departments of Ferrovial and its subsidiaries, which represents an approximate expenditure of 17.98 million euros. In the water policy, mention is made of improved efficiency in the use of water resources: • Support for the development of regulatory frameworks aimed at efficient and sustainable water use. • Responsible and efficient management of the resource, taking into account its entire integral cycle, favoring social development and ecosystem conservation. • Establishment of indicators, objectives, monitoring procedures and strategies that enable continuous control and evaluation of the efficient management of the integral water cycle and its responsible use in the Company's direct operations, optimizing the balance resulting on the Group's water footprint. • Support for the development and use of new technologies that allow a more efficient use of water resources. The water management strategy takes into consideration the water resource in terms of its availability (water stress), quality and the balance of the ecosystems that it impacts, which is why the policies and actions described previously are applied with the utmost exigency in all the natural environments in which we work. The calculation methodology described below is Ferrovial's own and was developed based on the principles of "The Water Footprint Assessment Manual" (WFM) and the "Global Water Tool" (GWT), two internationally recognized reference tools for calculating the water footprint. In addition, in those regions and activities where permits are required for surface water or groundwater consumption, these are obtained taking into account the rational joint operation of the resources and, therefore, granting them takes into account the forecasts of water plans. Ferrovial also established a framework for monitoring the impact of Ferrovial's value chain on the SDGs. This is an integrated model that considers the joint value of the positive and negative impacts on each of the Goals, with a quantified assessment that allows the Ferrovial Group's contribution to the 2030 Agenda as a whole to be monitored, linked to the objectives of Ferrovial's sustainability strategy. This model is certified by an independent external body. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 96_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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The Water Policy, approved by the Quality and Environment Steering Committee (Q&E Steering Committee), recognizes water as a limited and irreplaceable natural resource, and access to this resource as a fundamental human right. The water management strategy considers its availability, quality and the balance of affected ecosystems.

In its role as a consumer of water and provider of services related to this resource, the Company adopts responsible and efficient management, covering the entire water cycle, from groundwater and surface water to wastewater, promoting both social development and the preservation of ecosystems.

Through its subsidiary Cadagua, the Company plays a key role in water resource management, contributing to resolving the main challenges related to supply, quality, sanitation and contamination, especially in areas with water scarcity. In this regard, the Company is working to implement advanced treatments to eliminate contaminants of emerging concern, as well as antibiotic-resistant bacteria.

Through the Water Treatment Index (WTI), Ferrovial measures the positive impact of the water treatment processes carried out at Cadagua's treatment plants.

E3 - 3: TARGETS RELATED TO WATER AND MARINE RESOURCES.

To measure the impact of its activities on water resources, the Company has developed its own methodology based on the principles of The Water Footprint Assessment Manual (WFM) and the Global Water Tool (GWT), two internationally recognized references tool calculating the water footprint, and takes into account the water catchment source, assigning different weights depending on its origin, the country's water stress, and the destination of discharges and their quality depending on the treatment they have undergone.

With the methodology established for calculating the water footprint, it is possible to carry out water management for each geography, since the water stress of each country is considered. Locally, the water catchment source and discharge destination are evaluated to minimize the impact on the environment.

The methodology is composed of three indexes:

- **Business Water Index (BWI):** measures the negative impact that activities produce as a result of water consumption and the discharges generated. The KPIs that make up this index are: water consumption by catchment source, the impact factor on the water resource, the volume of discharges, the impact factor on the quality of the discharge and water stress by country.
- **Water Treatment Index (WTI):** measures the positive impact of the water treatment processes carried out in the treatment plants of Cadagua's business. The KPIs that make up this index are: the volume of water to be treated in the plants, the impact factor on the water resource, the volume of water treated at the outlet of the treatment plants, the quality of the outlet water and the water stress per country.
- **Water Access Index (WAI):** determines the positive impact of social action projects aimed at improving access to water and sanitation in vulnerable communities. The KPIs that make up this index are: the volume of water captured, the impact factor on the water resource, the volume of water supplied, the quality of the water supplied and the water access factor per country.

The Company has established the following objectives in relation to its water footprint:

- Reduce BWI by 20% in 2030 (base year 2017). In 2024, a 26.7% reduction was achieved compared to 2017 (+11.5% compared to 2023).
- Annually offset 70 times the BWI (WTI + WAI > 70 BWI). In 2024, 111 times the BWI was offset (143 in 2023).

The established objective of reducing BWI by 20% with respect to 2017 implicitly involves reducing water consumption in Ferrovial's businesses, as well as discharges, taking into consideration the water stress of the regions in which it operates.

The objective of compensating 70 times the BWI annually (WTI + WAI > 70 BWI), takes into consideration the improvement of water quality as the water access index (BWI) is compensated by the positive impact of the water treatment index (WTI) and the water access index (WAI).

The targets set by Ferrovial have been established on a voluntary basis.

E3 - 4: WATER CONSUMPTION.

WATER WITHDRAWAL*

	2021		2022		2023		2024	
	Total water withdrawal	Water withdrawal in water-stressed areas	Total water withdrawal	Water withdrawal in water-stressed areas	Total water withdrawal	Water withdrawal in water-stressed areas	Total water withdrawal	Water withdrawal in water-stressed areas
Supply network (m^3)	1,326,316	746,180	931,346	652,561	1,115,436	911,877	1,359,057	1,114,414
Fresh surface water (m^3)	293,066	293,066	343,306	343,306	328,462	328,462	204,525	204,525
Groundwater (m^3)	376,210	376,210	416,858	416,858	386,538	384,646	471,556	402,704
Rainwater (m^3)	0	0	6,580	6,580	181	181	0	0
Water from wastewater (m^3)	0	0	0	0	0	0	21	0
Pre-treated water in Cadagua (m^3)	4,775,762	4,775,762	4,699,448	4,699,448	4,321,764	4,321,764	4,536,824	4,536,141
Recycled - reused water (m^3)	6,179	6,179	21,899	21,899	43,765	43,765	65,960	65,960
TOTAL (m^3)	6,777,533	6,197,397	6,419,438	6,140,653	6,196,146	5,990,695	6,637,943	6,323,744

	2021	2022	2023	2024
WATER WITHDRAWAL intensity (m^3/€M)	573.1	664.78	727.28	727.29

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WATER DISCHARGE*

	2021		2022		2023		2024	
	Total water discharge	Water discharge in water-stressed areas	Total water discharge	Water discharge in water-stressed areas	Total water discharge	Water discharge in water-stressed areas	Total water discharge	Water discharge in water-stressed areas
TOTAL (m^3)	211,775	163,958	217,820	174,777	178,108	156,479	169,459	156,217

WATER CONSUMPTION*

	2021	2022	2023	2024
Total water consumption (m^3)	6,565,758	6,201,618	6,018,038	6,468,483
Total relative water consumption (m^3/€M)	555.19	642.22	706.37	708.72
Water consumption in water-stressed areas (m^3)	6,033,439	5,965,876	5,834,217	6,167,527

**According to the water footprint methodology, water-stressed areas refer to countries in which we operate: Australia, Chile, Colombia, Spain, France, Poland, Portugal and Turkey.*

To measure the impact of activities on water resources, the Company has developed its own methodology (as explained in previous sections). This methodology takes into account the source of water collection, assigning different weights depending on its origin, the country's water stress, and the destination of discharges and their quality depending on the treatment they have received. It is composed of three indices:

- Business Water Index (BWI): measures the negative impact that activities produce as a result of water consumption and discharges generated.
- Water Treatment Index (WTI): measures the positive impact of the water treatment processes carried out at Cadagua's treatment plants.
- Water Access Index (WAI): determines the positive impact of social action projects aimed at improving access to water and sanitation in vulnerable communities.

Water data according to the different sources are obtained directly from the contracts of each of the business lines, using the different existing reporting tools (given the variability of the type of existing activities). The data are consolidated at a corporate level with the water footprint tool used to prepare this report.

For reporting purposes, operational control is considered as an organizational boundary. Under this approach a Company accounts for data from those sources over which it has full authority to introduce and implement its operational policies, regardless of its shareholding in the company in question.

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ESRS E4 BIODIVERSITY AND ECOSYSTEMS

SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL

To identify the material impacts, dependencies, risks and opportunities and their interaction with the strategy and business model Ferrovial has followed the Taskforce on nature-related financial disclosures (TNFD) and its LEAP approach (Locate, Evaluate, Assess and Prepare).

In accordance with the LEAP methodology the company has identified its businesses lines that negatively affect biodiversity sensitive areas (roads, waste treatment plants and landfills, water treatment and desalination plants, solar photovoltaic parks, wind farms and transmission lines) and the priority locations for the whole Company.

Priority locations

Priority locations are defined by different and recognized standards (TNFD, GRI) as those that are either located in sensitive locations or close to them (depending on the type of infrastructure, between 60 meters and 1 kilometer). Sensitive locations are:

- Areas of importance for biodiversity
- Ecosystem integrity
- Water stress areas
- Areas important for the provision of ecosystem services (indigenous communities and FAO World Agricultural Heritage Systems).

Priority locations are those infrastructures where Ferrovial is the long-term concessionaire and owner. They were broken down geographically located in order to subsequently identify their relationship with sensitive areas. As a result, Ferrovial has the following priority areas:

Location	Country	Location	Country
Isle of Wight	U.K.	Bio Bio - Araucanía	Chile
Milton Keynes	U.K.	Coquimbo	Chile
Calatayud - Alfajarín	Spain	Gerena	Spain
San Cugat del Vallés-Manresa	Spain	Utebo (Zaragoza)	Spain
Beltway-Gainesville	U.S.	Ceuta	Spain
Dallas	U.S.	Drachowo	Poland
Dalaman	Turkey	Kamieńsk	Poland

In addition to the priority areas, Ferrovial interacts with nature in other sites whose infrastructure is considered sensitive where it is not the owner, or the project is of shorter duration:

Other locations interacting with nature			
Location	Country	Location	Country
Słupsk - Bożepole Wielkie	Poland	Prawiedniki	Poland
Vistula Lagoon - Gulf of Gdansk	Poland	Haćki - Bielsk Podlaski	Poland
Rembelszczyzna-Mory	Poland	Tychy - Vistula	Poland
Vistula River	Poland	Kosz	Poland
Warsaw	Poland	Wiślany Mokotów	Poland
Drezdenko	Poland	Nowe Marzy	Poland
Puck Bay	Poland	Łazowa	Poland
Kowale Oleckie - Olecko	Poland	Džbánov - Litomyšl	Czech Republic
Zabierzów	Poland	Krounka, Kutřín	Czech Republic
Beaver River	Poland	Ceuta	Spain
Mazuchówka-Olecko	Poland	Formentera	Spain
Warta River	Poland	La Foia de Castalla	Spain
Grudziądz	Poland	Núria	Spain
Bory Dolnośląskie	Poland	Playa D'Enbossa	Spain
Radunia Valley	Poland	Rubí	Spain
Nysa Klodzka River	Poland	Sant Llorenç de Morunys	Spain
Pszczyna - Zory	Poland	Madrid	Spain
Białystok - Suwałki-Trakiszki	Poland	Terrassa	Spain
Biała Lądecka	Poland	Águilas	Spain
Śnieżnik Landscape Park	Poland	Sagunto	Spain
Plonsk - Czosnow	Poland	Torrevieja	Spain
Leipzig	Poland	Albacete	Spain

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Suchowola	Poland	Valencia	Spain
Sztabin	Poland	Río Tiétar-Malpartida	Spain
Ciepielów	Poland	Airas	Spain
Krynica Morska	Poland	San Cebrián	Spain
Gdynia Port	Poland	Sardas	Spain
Rusocin-Czerniewice	Poland	Atalaya	Spain
Gorajec -Szczebrzeszyn	Poland	Quintanilla	Spain
Zamosc - Łabunie	Poland	Peñaflor	Spain
Gąski - Ełk	Poland	Zorita	Spain
Garbatka - Wilczowola	Poland	Arbillera	Spain
Lędzin - Trzebiatów	Poland	Sydney	Australia
Trzebiatów - Kolobrzeg	Poland	Coffs Harbour	Australia
Szumleś Szlachecki	Poland	La Cebada	Chile
Powisle Forests	Poland	Nueva Pan de Azúcar-Punta Sierra-Centella	Chile
Przywidz	Poland	Heathrow	U.K.
Czudec - Zaborów	Poland	Silvertown Tunnel	U.K.
Bydgoszcz	Poland		

Impacts and dependencies

The main impacts regarding biodiversity and ecosystems that Ferrovial's activities could generate are:

- GHG emissions
- Terrestrial ecosystem use or land occupation, potentially leading to:
  - Land degradation
  - Impact on the ecosystem's condition
  - Habitat fragmentation
- Generation of large volumes of waste

These activities also depend on ecosystem services, which support its projects and operational resilience, mainly on:

- Key natural resources, such as water
- And ecosystem services related to climate regulation and soil structure (erosion)

Considering the scope defined in the previous section and the significant impacts and dependencies, the sensitive areas in terms of the biodiversity affected are:

Priority areas			
Name of the protected area	Country	Name of the protected area	Country
Isle of Wight Area of Outstanding Natural Beauty	U.K.	Zona marítimo-terrestre del Monte Hacho	Spain
Parkhurst Forest	U.K.	Rocky Run Stream Valley	USA
Hoces del Jalón and Desfiladeros del Río Jalón	Spain	Cub Run Stream Valley	USA
Muelas del Jiloca: El Campo and La Torreta	Spain	Dalaman Wetland	Turkey
Sierra de Vicort	Spain	Dalaman Plain Irrigation	Turkey
Montes de Alfajarín - Saso de Osera	Spain	Fethiye-Göcek Special Environmental Protection Area	Turkey
Sant Llorenç del Munt i l'Obac	Spain	Área de Palma Chilena de Monte Aranda	Chile
Montserrat-Roques Blanques-Llobregat River	Spain	Cerro Talinay	Chile
Guadiamar River Green Corridor	Spain	Desembocadura Río Choapa	Chile
Sotos y Mejanas del Ebro	Spain	Desembocadura Río Limarí	Chile
El Castellar	Spain	Desembocadura Río Quilimarí	Chile
Calamocarro-Benzú	Spain		

Ferrovial currently operates in 8 countries where it interacts with nature (for further information, consult previous section, "Priority locations", in this disclosure requirement), either because they are priority locations (as indicated in the table above) or because they interact with other natural areas, even if they are not located nearby. These non-nearby areas that may be potentially affected constitute around 154 areas.

The Company's activities also could potentially affect threatened species. For further information, please consult the section "Disclosure Requirement E4 -5: Impact parameters related to biodiversity and ecosystem change."

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Ferrovial, aware of its responsibility to the natural environment, is committed to the protection and conservation of nature. To this end, the Company has different measures and policies (which can be consulted in the sections “Disclosure requirement E4 - 1: Transition plan and consideration of biodiversity and ecosystems in the strategy and business model”, “Disclosure requirement E4 - 2: Policies related to biodiversity and ecosystems” and “Disclosure Requirement E4 - 3: Biodiversity and ecosystem actions and resources”). It merits mention that, in 2024, a procedure called "Go - No Go" was approved to define a series of environmental criteria (based the International Union for Conservation of Nature, known (IUCN), Green List of Protected and Conserved Areas, United Nation Universal Declaration of Human Rights and United Nations Educational, Scientific and Cultural Organization (UNESCO), World Heritage List) to be considered when making decisions on whether or not to execute a new project. In this way, we evaluate the validity of the project’s location in the context of certain protected areas: • UNESCO World Heritage Areas: Projects located within, crosses or it adjacent to a World Heritage Site, category IX and/or X, require additional due diligence and analysis. • IUCN Protected Areas: If a project is located within, through or adjacent to one of the following IUCN protected areas, further due diligence and analysis will be required: – Strict nature reserve (Ia) – Wilderness Area (Ib) – National Park (II) IRO - 1: DESCRIPTION OF PROCESSES TO IDENTIFY AND ASSESS MATERIAL BIODIVERSITY AND ECOSYSTEM-RELATED IMPACTS, RISKS AND OPPORTUNITIES Ferrovial implemented a detailed process to identify, evaluate, and manage the impacts, dependencies, risks, and opportunities related to biodiversity and ecosystems, following international frameworks (Taskforce on Nature-related Financial Disclosures (TNFD)) and considering its operations, supply chain, and the broader ecosystem services it depends on and impacts. The Company systematically determines and evaluates the real and potential impacts of its operations on biodiversity and ecosystems and follows the "No Net Loss" principle toward “Net positive impact.” This approach seeks to minimize and compensate for negative impacts on biodiversity through comprehensive environmental planning and commitments. Impacts are assessed based on potential habitat deterioration and specie disturbance, with preventive measures incorporated into project planning. The main impacts regarding biodiversity and ecosystems are related to GHG emissions, terrestrial ecosystems use, and waste generation (for further information please consult section “SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL(S).” Ferrovial recognizes its dependency on ecosystem services, which support its projects and operational resilience, mainly on natural resources, climate regulation and soil structure (for further information please consult section “SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL(S).” The Company integrates biodiversity-related risks and opportunities into its business strategy by addressing physical risks (such as severe weather events and the condition of the ecosystem), as well as transition risks arising from regulatory changes and reputational aspects. To conduct the Company's resilience analysis, material risks and opportunities are extracted from the priority or significant impacts and dependencies. For further information, please consult the sections “Disclosure requirement ESRS 4 SBM - 3: Material issues, risks and opportunities and their interaction with the strategy and business model” and “Disclosure requirement E4 - 1: Transition plan and consideration of biodiversity and ecosystems in the strategy and business model”. Ferrovial takes into consideration how impacts could potentially affect stakeholders, including affected communities, public authorities, and environmental organizations. This includes consultations with communities near sensitive areas to align conservation priorities and define avoidance or mitigation strategies. For further information consult sections ESRS 2 – IRO-1 and IRO-2 and “E4 - 2: POLICIES RELATED TO BIODIVERSITY AND ECOSYSTEMS”. Where unavoidable impacts occur, the Company follows the Environmental Impact Assessments (EIA) for its projects (implementing different measures such as habitat restoration and other compensation measures) to maintain ecosystem functionality and value. Scenario analysis is employed to anticipate and address biodiversity-related risks and opportunities over short, medium, and long-term horizons. This includes selecting scenarios aligned with scientific consensus and intergovernmental frameworks, such as the Convention on Biological Diversity (CBD) and IPBES, and periodically updates these scenarios to reflect evolving conditions and emerging trends. To address this resilience analysis, and in the absence of relevant standardized scenarios, the guidance provided by the TNFD was used. The scenario analysis proposed by the framework defines a series of plausible futures defined on the basis of critical uncertainties and based on compliance with the Kunming-Montreal Agreement. Ferrovial operates in or near biodiversity-sensitive areas and evaluates the potential for its activities to affect habitats and species (further information included in the section “Disclosure requirement ESRS 4 SBM - 3: Material issues, risks and opportunities and their interaction with the strategy and business model”). For projects in such areas, the Company adheres to international and regional directives, such as the EU Birds Directive (2009/147/ EC), Habitats Directive (92/43/EEC), Environmental Impact Assessments (EIA), as per the EU Directive (2011/92/EU), and international standards. Mitigation measures—such as habitat restoration, invasive species control and adaptation of working plans—are implemented when necessary to ensure compliance with these regulations. Through its comprehensive processes and adherence to global standards, Ferrovial demonstrates its commitment to minimizing biodiversity impacts and safeguarding ecosystem services, fostering long-term sustainability and resilience across its operations. Ferrovial does not have any activities related to the production and extraction of raw materials. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_101

E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN THE STRATEGY AND BUSINESS MODEL. Ferrovial, aware of the key role played by biodiversity in the provision of services that support the economy and social welfare, understands its responsibility to nature and is committed to its protection and conservation. In this way, the Company integrates nature issues into the Company's strategy and decision-making, with a Biodiversity Policy integrated into the management system that governs the organizational and operational processes of all its contracts. The purpose of this policy is to define and establish the principles and criteria that govern actions with respect to biodiversity in the Company's activities and value chain. This policy articulates the organization's principles on: • Conservation and protection of species and natural ecosystems • Application of mitigation hierarchy criteria for negative impacts • Responsible use of natural resources • Fight against deforestation • Application of nature-based solutions • Integration of natural capital in risk management • "No net loss" working towards achieving "net positive impact" The policy applies to all the Company's activities and transfers its principles to its supply chain through the Supplier Code of Ethics. Based on its guidelines, natural capital and biodiversity are integrated into decision making, with a focus on identifying and analyzing dependencies, impacts, risks and opportunities. Resilience assessment Ferrovial, in order to analyze its resilience, has followed the TNFD recommendations and, for the appliaction of these, Ferrovial has developed a methodology based on the LEAP approach (Locate, Evaluate, Assess, Prepare). This methodology has a broad scope that includes both direct operations and the value chain, and focuses on the assessment of physical, systemic and transitional risks, also considering specific locations and priority areas for biodiversity and ecosystem conservation. Firstly, Ferrovial identified its priority areas and for this purpose considered the infrastructures owned or with a long-term concession, and it evaluated their interaction with nature (with so-called sensitive areas). These infrastructures are linked to the Company's different businesses (priority locations can be found in this report in the section “Disclosure requirement ESRS E4 SBM - 3: Material issues, risks and opportunities and their interaction with the strategy and business model”). Impacts and dependencies are then identified and assessed using public tools such as ENCORE or WWF Risk Filter and the knowledge of the Company's environmental experts. The impacts and dependencies were prioritized in order to identify the related risks and opportunities for all Company activities. The analysis considered physical, transitional and systemic risks and the Company's impact and risk management measures in the corporate strategy. The risk assessment was conducted following the Ferrovial Risk Management (FRM) process. To address this resilience analysis, and in the absence of relevant standardized scenarios, the guidance provided by the TNFD was used. The scenario analysis proposed by the framework defines a series of plausible futures defined on the basis of critical uncertainties and based on compliance with the Kunming-Montreal Agreement. These scenarios are: FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 102_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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#Ahead of the game
Legislation in favor of nature protection.
Social and financial pressures for companies to take relevant actions to avoid'nature-neutral'.
Social pressure for transparency and traceability of impacts.
Alignment of market and non-market forces
#Go fast or go home
Nature is highly degraded and companies are affected by poor provision of ecosystem services.
Legislation and funders indicate that nature is a priority and require companies to take relevant actions. Companies need to justify very well why they do what they do.
Business action must be swift in the short term but strategic and systematic in the medium and long terms. Big 'nature-neutral' commitments are not worth much.
+
Moderate degradation of ecosystem services
−
Severe degradation of ecosystem services
+
Nature-related risks are at the bottom of the list of priorities because the costs associated with them are very low.
Impact mitigation and compensation projects are more relevant in emerging economies that are more dependent on natural resources.
Instead of developing nature management strategies, companies shift locations, adapt and diversify business models to avoid interaction with nature.
−
Misalignment of market and non-market forces
Environmental assets degrade rapidly
Legislation and funders do not clearly states that nature is a major issue.
There are no clear reporting indicators in relation to nature.
Companies must take action to solve their most critical problems in the short term.
#Back of the list
#Sand in the gears

The scenarios were analyzed by taking into account three time horizons:

- Current status
- Medium term (2030)
- Long term (2050)

These horizons are used to assess nature risks, and are aligned with the horizons analyzed for climate risks. Thus, combining climate-nature interaction and enhancing the Company's resilience.

In the risk management process, Ferrovial has several risks related to nature:

Physical risks: Nature-related physical risks result from the degradation of nature (such as changes in ecosystem equilibrium, including soil quality and species composition) and the consequential loss of ecosystem services that the economic activity depends upon.

Nature scenarios	Main nature risks	Mitigation and/or adaptation measures
• Ahead of the game • Go fast or go home • Sand in the gears • Back of the list	• Infrastructure affected by extreme events and external physical factors: extreme storms, landslides or runoff. These risks could potentially have an impact on operational costs or extra ordinary cost.	• Ferrovial uses ADAPTARE, an internal tool that allows physical risks to be assessed under different scenarios and time horizons, thus covering various infrastructures. This methodology considers physical climate risks, which also includes risks related to nature (landslides, extreme storms, among others), the vulnerability of assets (their sensitivity and adaptive capacity), as well as the exposure of human and natural systems. The analysis takes into account different time horizons, allowing the assessment to be adapted according to the duration of the contracts.

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Transition risks: Nature-related transition risks are risks to an organization that stem from a misalignment of economic actors with actions aimed at protecting, restoring, and/or reducing negative impacts on nature.

Nature scenarios	Main nature risks	Mitigation and/or adaptation measures
• Ahead of the game • Go fast or go home • Sand in the gears • Back of the list	• Technological risks related to the adaptation of design or materials to offer greater resilience • Reputational risks due to the alteration of habitats of protected species • Legal risks due to a tightening of environmental regulations related to habitat protection or waste management. These risks could potentially have an impact on operational costs, extraordinary cost or the price of the Company's share price.	• Integrated Natural Capital Assessment (INCA): to ensure responsible management of biodiversity, Ferrovial developed a methodology and an internal tool for calculating the net debt of natural capital called INCA, based on automating the calculation of the impact of infrastructures on biodiversity and ecosystem services. INCA measures the impact of the projects and assesses alternatives that minimize the impact on biodiversity and ecosystems. • Ferrovial has a procedure called "Go - No Go," approved this year with the aim of defining a series of environmental criteria to be taken into account when making decisions on whether or not to execute a new project.

In addition to the mitigation measures mentioned above, the Company manages its risks and impacts through its FRM process, along with the specific measures detailed above. Ferrovial also has a biodiversity policy based on the conservation of species and ecosystems, the hierarchy of impact mitigation, the responsible use of natural resources and the integration of natural capital in risk management, which is guided by the principle of "no net loss," working toward a "net positive impact

Hypotheses formulated

The main hypotheses formulated by Ferrovial in relation to the resilience of its strategy and business model with respect to biodiversity and ecosystems are:

1. **Impact on natural capital:** Ferrovial's projects and infrastructure are assumed to generate an impact on natural capital, including biodiversity and ecosystems. To minimize these impacts, the Company believes that it is possible to adopt measures that follow the mitigation hierarchy, from avoiding impacts, minimizing them, and restoring the affected ecosystems, to compensating those effects that cannot be avoided.
2. **Mitigation hierarchy and "no net loss":** Ferrovial assumes that environmental management must be oriented to the principle of "no net loss" of biodiversity, working toward "net positive impact." Under this hypothesis, it believes that negative effects on biodiversity can be neutralized through the effective compensation of impacts, which is integrated into the development of projects following de Environmental Impact Assessments (EIA), where applicable.
3. **INCA methodology:** The Company assumes that it is possible to effectively evaluate design and site selection alternatives through its INCA (Integrated Natural Capital Assessment) methodology. This tool is used to measure impacts on biodiversity and to assess options for minimizing them. The integrated natural capital analysis is deemed to allow for decision making that mitigates impacts on ecosystems.
4. **Climate change as an additional factor:** Climate change is considered to be an element that exacerbates the vulnerability of ecosystems and biodiversity. This hypothesis includes the evaluation of how future climate changes, such as extreme temperatures and changes in precipitation patterns, will affect biodiversity and, therefore, the resilience of the infrastructures that Ferrovial operates and manages.
5. **Participation and consultation with local communities:** Another relevant hypothesis is that the active participation of local communities and other stakeholders contribute positively to the planning and management of projects that impact biodiversity. Consultation and collaboration are considered fundamental to ensure an inclusive and sustainable approach.

These assumptions are integrated into Ferrovial's sustainability strategy and project planning, ensuring that biodiversity-related risks are effectively managed to contribute to the long-term resilience of its operations and activities.

These results reflect Ferrovial's commitment to sustainability and environmental protection, aligning its activities and operating processes with best practices to ensure the conservation of biodiversity and the resilience of its operations in the face of environmental risks.

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E4 - 2: POLICIES RELATED TO BIODIVERSITY AND ECOSYSTEMS Policy Biodiversity Policy Description Ferrovial, through its biodiversity policy, seeks to protect and promote biodiversity as an essential component for social and economic well-being, applying its principles in all Group companies and their subcontractors. It includes compliance with regulations, conservation and protection of sensitive areas, responsible management of natural resources, the fight against deforestation, the integration of biodiversity in risk management, and the establishment of clear monitoring objectives. It also promotes education, outreach and collaboration with stakeholders to advance biodiversity conservation and protection globally. Target Ferrovial recognizes the key role played by biodiversity in the provision of ecosystem services that support the economy and social well-being. The purpose of this policy is to define and establish the principles and criteria that govern actions with respect to biodiversity in the Company's activities and in the value chain. Associated material impacts, risks and opportunities • Positive impacts: Conservation and respect for the natural environment, under the principle of "no net loss," seeking to minimize and compensate for the negative impacts of activities. This is considered one of the key principles in the policy. • Negative impacts: The Company's main impacts are related to the impact on protected areas and endangered species (due to terrestrial ecosystem use or land occupation, potentially leading to land degradation, affecting ecosystems condition and/or habitat fragmentation). The Biodiversity Policy is guided by the hierarchy of mitigation of these impacts and its principles include the conservation and protection of nature (following environmental regulations and Environmental Impact Statements or equivalent figures), "no net loss," the integration of biodiversity and natural capital risks, and the monitoring of strategies and continuous improvement of management. • Dependencies: scarcity of certain ecosystem services on which the Company depends, such as natural resources (water), climate regulation and soil structure (erosion). • Risks: legal, technological and/or reputational risks are the main risks that Ferrovial faces. The policy includes appropriate risk management in its principles, which are integrated into the Company's strategy. Follow-up and remediation process Ferrovial deploys its policies through the corresponding strategies, which in turn provide governance schemes and indicators with objectives and monitoring procedures that enable continuous control and evaluation of biodiversity management. It includes impact reduction measures, as well as the restoration and compensation of negative effects on ecosystems, applying a mitigation hierarchy that prioritizes avoiding, minimizing, restoring and compensating impacts. Scope of the policy Stakeholders impacted The vision for this Policy is to create value for the Company and its customers, investors and employees. It also promotes relationships with different stakeholders in order to foster global strategies and actions to raise awareness and protect biodiversity. As to the scope of application, this policy shall apply to: • Ferrovial SE and the Group companies, regardless of their business sector, geographical location or activities; • members of the governing bodies of Ferrovial SE or other Group companies (including supervisory boards or equivalent bodies); • employees at any of the Group companies. Geographic areas Global Value chain application The purpose of the biodiversity policy is to define and establish the principles and criteria governing biodiversity actions in the Company's activities and in the value chain. Exclusions from application There are no exclusions of application. Policy approval flow Chief Executive Officer The Board of Directors approves the Sustainability Policy, which is implemented through other more specific policies such as the Quality and Environment Policy and the Biodiversity Policy. Other issues to report (if applicable) Consistency with third-party instruments or standards United Nations Convention on Biological Diversity, Taskforce on Nature-related Financial Disclosures (TNFD), Kunming-Montreal Global Biodiversity Framework (GBF), Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES), Attention to stakeholders Fostering of relationships, with the different stakeholders in order to promote global strategies and actions to raise awareness, conservation and protection of biodiversity How it is made available This policy is available on the Ferrovial website (ferrovial.com) and through the internal communication channel. Significant policy changes N/A - no changes weremade Ferrovial's Biodiversity Policy reflects the Company's firm commitment to the conservation and protection of nature, aligning its operations with essential principles of “no net loss”. Ferrovial has adopted policies to address deforestation as part of its commitment to biodiversity and sustainability. Specifically, Ferrovial's Biodiversity Policy includes the fight against deforestation as one of its key principles, carrying out actions to combat the deforestation associated with activities and the supply chain by committing to the restoration and reforestation of degraded areas and the FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_105

acquisition of certified wood. Ferrovial will ensure that the principles set out in this policy are applied in all the subsidiaries in which it has holdings. In addition, the policy includes the conservation and protection of species and natural ecosystems, the application of the impact mitigation hierarchy and the responsible use of natural resources. Ferrovial strives to avoid, minimize and compensate for any negative impact on biodiversity, which includes activities that seek to combat deforestation and preserve ecosystems affected by its operations. The Biodiversity Policy covers Ferrovial’s owned, leased or managed operating sites, including those located in or near biodiversity sensitive areas. The policy, approved by the Q&E Steering Committee, is integrated into the management system and governs the operational processes of all contracts. This policy comprehensively addresses the Company's main impacts and dependencies on the natural environment, such as: • Impact on endangered species and protected areas. • Land occupation and degradation resulting from construction and infrastructure activities. • Dependence on key natural resources, such as water and ecosystem services related to climate regulation and soil structure (erosion). The policy establishes the impact mitigation hierarchy as a central axis, which guides the Company's actions toward the avoidance, minimization and compensation of environmental impacts, ensuring compliance with current regulations, including environmental impact statements (EIS) and other equivalent documents. In addition, the policy integrates nature-related risks into the Company's global risk management through the Ferrovial Risk Management model. In this way, biodiversity and natural capital management are incorporated in a structured manner into the organization's strategy and decision- making, allowing for the proactive identification and mitigation of environmental risks. With regard to the responsible use of natural resources, Ferrovial promotes eco-efficiency and guarantees the traceability of the products and raw materials used in its projects. As part of its commitment to the fight against deforestation, the Company establishes the principle to acquire of certified wood, ensuring that the materials used come from sustainable and responsible sources. The Biodiversity Policy also considers training, awareness and dissemination as key elements for the protection of biodiversity. Ferrovial promotes the education and awareness of stakeholders at all stages of its projects, ensuring that both employees and strategic partners understand and apply the principles of the policy. The Company also strengthens collaboration with different stakeholders such as governments, local communities and conservation organizations to develop global strategies and actions that promote awareness, conservation and protection of natural capital and biodiversity. As indicated in its purpose, this policy defines and establishes the principles and criteria that govern actions with respect to biodiversity both in the Company's activities and in the value chain. This is also reflected in the Suppliers' Code of Ethics, which reinforces Ferrovial's commitment to biodiversity conservation, particularly in sites considered sensitive. In short, this policy reflects an integrated and strategic vision that combines the protection of nature, responsible resource management and continuous dialogue with stakeholders, effectively contributing to the sustainability of Ferrovial's operations and the maintenance of the ecosystems in which it operates. E4 - 3: ACTIONS AND RESOURCES RELATED TO BIODIVERSITY AND ECOSYSTEM Ferrovial has adopted an active policy to address biodiversity, which includes specific measures to combat deforestation, and to protect and preserve protected areas and endangered species. As key principles to reduce the environmental impacts of its activities, Ferrovial also applies mitigation and conservation criteria in its projects to ensure the protection and recovery of affected ecosystems. Specifically, the Company has implemented actions to address environmental challenges related to biodiversity and ecosystems. When a project has an Environmental Impact Assessments (EIA), Ferrovial carries out the measures indicated following the impact mitigation hierarchy, some of these measures being compensatory in nature. However, Ferrovial does not have any offsets related to targets. These main actions are carried out on an ongoing basis depending on the type of project. Some of the main best practices are presented below: Ferrovial Energy: • Reduction of visual impact through the provision of a vegetation screen consisting of native scrub. • Reuse of topsoil for land improvement, restoring the original shape and appearance of the land • Adaptation of the work plan to the possible presence of sensitive fauna: start work outside the breeding period of endangered species, no clearing during critical reproduction periods of the species, etc. Stoppage of work in the event that nests of protected species are found. • Creation of habitats: ponds for amphibians and birds, construction of stone ponds for microfauna on the perimeter and within the grounds of an infrastructure such as a solar photovoltaic plant; placement of nesting boxes for different species of birds and bats. • Ban the use of chemical products such as herbicides, insecticides, etc. • Enclose the perimeter to allow the free circulation of wildlife. • Create perimeter vegetation screens with native vegetation to interpose between observers and the infrastructure (e.g., a solar photovoltaic plant) that will also serve as a shelter and feeding grounds for different wildlife species. • Minimize the area to be cleared to what is strictly necessary and restore and compensate for the vegetation removed when possible. • Environmental restoration and replanting of all affected areas using native species. 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Cadagua: • Creation of wildlife and vegetation connectors. • Replacement of vegetation cover on watercourses affected by the infrastructure. Cintra: • Restoration and regeneration of degraded areas: roadsides with native species. • Creation of vegetation mosaics that promote the biodiversity of the area: promotion of both pollinator habitats and vegetation. • Plantations that compensate for the extraction of vegetation from the infrastructure. • Maintenance and monitoring of road perimeter fencing to prevent wildlife entry and collisions. Ferrovial Construction: • Shielding solutions to attenuate particularly noisy sources (specified according to the type of noise and source) • Fences to prevent wildlife from approaching the work area • Adaptation of the work plan to the possible presence of sensitive fauna • Installation of animal shelters (e.g., for bats) and nesting boxes (encouraging breeding and reproduction of bird species) • Use of low noise emission machinery • Creation of wildlife crossings in linear infrastructures that generate habitat fragmentation. At points where wildlife crossings are located at the crossroads of several road infrastructures, dissuasive elements will be installed to prevent wildlife from being directed in the funnel effect to these infrastructures and include call effect elements in the wildlife crossing. • Design improvements on slopes susceptible to erosion (topographic, edaphic, revegetation) and use of plant debris (clearing and pruning) as soil protection cover against heavy rainfall. • Habitat improvement plans for protected species in the area. • Restoration and regeneration of degraded areas: roadsides, riverbanks... with native species. Creation of vegetation mosaic that promote biodiversity in the area. • Plantations that compensate for the removal of vegetation from the infrastructure • Habitat enhancements for endangered species The following actions carried out in 2024 are of particular note: • Vegetation preservation practices in I-35 NEX CENTRAL PROJECT (Texas, U.S.) The I-35 NEX Central project is a design-build project in San Antonio (Texas) that consists of non-tolled elevated lanes and improvements along an existing interstate highway where workspace access is limited. Preserving green spaces along this heavily utilized interstate is a key focus. In order to preserve as many green spaces as possible, early coordination was crucial during the design to identify viable preservation areas that would not hinder construction activities or final design plans. Early coordination plays a pivotal role in successfully integrating vegetation preservation into a project, resulting in environmental benefits and positive impacts on the project's financial performance. The main actions were preventive measures, such as the construction of 305 meters of orange fence and more than 100 signs to help delineate the areas in the field that were preserved and avoid any accidental removal of these preservation areas. The project successfully preserved 22,258 square meters of natural vegetation in total. • Protection of the Greek tortoise (Testudo graeca) in the construction of the Murcia-Almeria High Speed Mediterranean Corridor Platform, Pulpí- Vera section This is a strategic plan for the protection of this turtle (an endangered terrestrial reptile considered a protected species at national and European levels) in the project of the Murcia-Almeria High Speed Mediterranean Corridor Platform, Pulpí-Vera section of about 26 km. The ecosystem in which this infrastructure is located is mostly agricultural, although it has bushes and small shrubs, habitats of this turtle. This protection plan began in 2019 and continues to date. The actions implemented over the course of these years were: • Determine the potential area of distribution of the species: specific report on the situation of the species and the area of its habitat that could be affected (approximately 8 kilometers of the route and 170,985 square meters through loans that were converted into 10 protection zones). • Temporary fencing of the species: preventing individual specimens from returning to the work area from the start of the rescue phase that will be maintained until the end of the works phase. The fence is approximately 30,000 meters in size. In 2024, this fence was maintained several times, taking into account the period of greatest activity of the species, in areas where active work and high turtle density coincided. These points were specifically the sub-areas of Fuente Flores, Jatico, Cabuzana, Desert Spring and Media Legua. • Rescue of Testudo graeca specimens: a permit was obtained for handling protected species and the potentially affected specimens were rescued, marked and registered. If the specimen was injured or showed symptoms of illness at the time of rescue, it was transferred to a recovery center. • Training and awareness-raising: training campaigns were given to all site personnel on how to proceed and the protocol to follow when specimens are found. In addition, informative posters have been used to disseminate the protocol for action in the event of a chance discovery and to highlight the importance of this protected species. In 2024, informative posters were installed to disseminate the action protocol in the event of a chance find and to highlight the importance of this protected species. 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• Biological stoppage: establishment of a period of mandatory restrictions on certain activities on site, during the period of greatest biological activity of the fauna in the area, which involves both Testudo graeca and Bucanetes githagineus and other steppe birds. • Periodic inspections: The site's Environmental Technician performed periodic on-site inspections to ensure compliance with environmental requirements, including the protection of Testudo graeca. During 2023 and 2024, the inspections were intensified to a weekly frequency, given that the exploitation of the loans began, and a check list was implemented which includes the review of the condition of the fencing in these areas and any chance discoveries, if they should occur. These actions prevented any impacts to a large number of specimens. So far, 313 specimens have been rescued and translocated between prospecting and rescue work. These habitat restoration measures follow the TNFD guidelines and aim to promote the goals of the Kunming-Montreal Global Biodiversity Framework (GBF) agreement, the European Regulation on nature restoration, the directives associated with the Natura 2000 Network, among others. Specific local knowledge was taken into account regarding the species to be protected and promoted, as well as the design of the areas to ensure that the local community can enjoy them. However, due to the location of the actions, no indigenous populations were located. These actions are part of Ferrovial's broader commitment to sustainability and the preservation of the natural environment, in line with its sustainability strategy and the fight against climate change. Currently 235 people work in the different Quality and Environment departments of Ferrovial and its subsidiaries, which represents an approximate expenditure of 17.98 million euros. E4 - 4: TARGETS RELATED TO BIODIVERSITY AND ECOSYSTEMS Ferrovial has established several targets related to biodiversity and ecosystems as part of its Sustainability Strategy and Biodiversity Policy. Nature intrinsically encompasses all environmental issues that are crucial for the sustainability of the planet and, ultimately, for the conservation and protection of ecosystems. In other words, nature not only includes, but interconnects all environmental issues. Ferrovial therefore set several targets associated with different environmental aspects that are drivers of change in the state of nature. These targets are related to GHG emissions reduction, neutralization of 100% of residual GHG emissions by 2050 with carbon sinks, water footprint objectives and objectives related to the circular economy and efficient use of resources (for further information consult sections E1-4, E3-3 and E5-3). In addition, the Company set specific nature-related targets: 1. Alignment with the Task Force on Nature-related Financial Disclosures (TNFD) for FY2025: Since Ferrovial has a commitment to fight against deforestation, and protect and conserve species and ecosystems (Biodiversity Policy principles and objectives) Ferrovial committed as an Early Adopter of the TNFD recommendations, to be able to analyze its interaction with nature (in its own operations and in its value chain), setting itself the target of complying with these requirements by financial year 2025. As this is not a quantitative target, it does not have a baseline year, but a target of completing this exercise by FY2025, and it is reviewed annually. 2. Resilience analysis of 100% of the projects over which Ferrovial has operational control in the ADAPTARE tool, annually. One of the Biodiversity Policy principles is the risk assessment and the resilience analysis of the Company. In order to achieve this, Ferrovial set a target to ensure that all the projects under its operational control are analyzed annually by ADAPTARE. For further information regarding ADAPTARE methodology and scientific bases, consult section “Disclosure requirement ESRS E1 SMB - 3: Material issues, risks and opportunities and their interaction with strategy and business model.” This target is reviewed annually and, due to the nature of the target, there are no milestones, interim targets or baseline year. In 2024, Ferrovial analyzed 100% of the projects over which the Company has operational control. 3. Application of the "Go - No go" procedure to 100% of the projects of the subsidiaries controlled by Ferrovial when they exceed a significant budget. Since Ferrovial has a commitment regarding the protection and conservation of species and ecosystems (Biodiversity Policy principles and objectives) and has an impact related to the occupation of protected areas, Ferrovial set a target to define a series of environmental criteria to be considered when making decisions about whether or not to execute a new project. In this way, the validity of the location of the project in the context of certain protected areas is evaluated (for further information regarding this procedure, please, consult section “Disclosure requirement ESRS 4 SBM - 3: Material issues, risks and opportunities and their interaction with the strategy and business model”). This target is reviewed annually and, due to the nature of the target, there are no milestones, interim targets or baseline year. These targets are aligned with the Company's Sustainability Strategy. In addition, they are under continuous development to establish other targets that may be relevant for Ferrovial and nature. The Company has assessed and aligned the objectives to significant impacts, dependencies and risks such as: • Impact on GHG emissions • Protected areas occupation • Impact on protected species affection • Dependence on climate regulation • Dependence on water • Dependence on flood and storm protection and mass stabilization FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 108_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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The biodiversity and ecosystem targets are directly linked to the most significant aspects extracted from the double materiality assessment, which in turn took into account the participation of stakeholders (as described in the section "Disclosure Requirement ESRS 4 IRO - 1: Description of processes for identifying and assessing significant impacts, risks, dependencies and opportunities related to biodiversity and ecosystems").

Targets can be classified in different levels of the impact mitigation hierarchy:

Mitigation hierarchy level	Target
Avoidance	Application of the "Go - No go" procedure to 100% of the projects of the subsidiaries controlled by Ferrovial when they exceed a significant budget
Minimization	GHG emissions reduction targets
	Water footprint targets: reducing the Business Water Index (BWI)
	Objectives related to the circular economy and efficient use of resources: • Valorization of 70% of non-hazardous construction and demolition waste from construction activities • Annual reuse target of 80% of land
	Alignment with the TNFD for FY2025
	Resilience analysis of 100% of the projects over which Ferrovial has operational control in the ADAPTARE tool, on an annual basis
Restoration and rehabilitation	Neutralization of 100% of residual GHG emissions by 2050 with carbon sinks
Compensation or offsets	Neutralization of 100% of residual GHG emissions by 2050 with carbon sinks: compensation of GHG emissions
	Water footprint targets: annual compensation 70 times Business Water Index

In order to develop its objectives, Ferrovial took into account The Kunming-Montreal Global Biodiversity Framework (GBF); however, no ecological thresholds were applied. The Company is working on aligning the TNFD to establish other targets that may be relevant, as well as the possibility of using Science-based targets for nature (SBTNs).

The Company did not use biodiversity offsets when setting targets.

Further information regarding these targets can be found in "Disclosure Requirement E1 - 4: Targets related to climate change mitigation and adaptation", "Disclosure requirement E3 - 3: Targets related to water and marine resources" and "Disclosure requirement E5 - 3: Targets related to resource use and circular economy".

E4 - 5: IMPACT METRICS RELATED TO BIODIVERSITY AND ECOSYSTEM CHANGES

The indicators related to the main impacts are:

- Species appearing on the IUCN Red List and national conservation lists whose habitats are in areas affected by operations.

Conservation status of the species	IUCN Red List	Regional or local list
Critically endangered (CR)	15	
Endangered (EN)	25	
Vulnerable (VU)	35	
Near threatened (NT)	46	
Least concern (LC)	407	
Other categories		102
TOTAL	**528**	**102**

- List of protected and/or sensitive areas and location of properties and construction sites located in protected areas and Ferrovial's management of impacts on them (as reported in section "SBM - 3: Material issues, risks and opportunities and their interaction with the strategy and business model").
- Restoration actions relevant to the habitat entity or the uniqueness of the restoration: Ferrovial carries out the ecological restoration of habitats affected by the construction and operation of its infrastructures in accordance with the regulations in force in each country, introducing improvements wherever possible over and above the minimum requirements.

  In 2024, Ferrovial has developed more than 80 restoration actions (for further information, please, consult section "Disclosure Requirement E4 - 3: Biodiversity and ecosystem actions and resources").
- Projects with environmental impact statements or equivalent document: In 2024, Ferrovial worked on 42 new projects (54 in 2023) subject to environmental impact statements (or equivalent document), according to the legal framework of each country.
- Scope 1, 2, and 3 GHG emissions (as reported in ESRS E1- 6).
- Energy consumption (as reported in ESRSE1- 5).
- Water footprint objectives (as reported in ESRSE3- 4).
- Waste and reused soils (as reported in ESRSE5- 5).

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Priority locations Ferrovial has identified priority areas (detailed in section “Disclosure requirement ESRS4 SBM - 3: Material issues, risks and opportunities and their interaction with the strategy and business model”) following the recommendations of the TNFD and the LEAP methodology, analyzing whether they were located within or near sensitive areas for biodiversity. Ferrovial has 23 sites within or near protected or key biodiversity areas, totaling 53.3 square kilometers. Land-use change Since Ferrovial’s activities have an impact on land occupation, the Company could generate land use changes; however, it depends on the type of role it has in the project. If the Company does not have a developer role, land use change would not be considered the Company's responsibility since it does not have decision-making power in the location and design of the infrastructure. Most of the locations where the Company operates in a decision-making role do not generate significant changes in land use, as the projects are mainly located in urban areas. For those locations outside urban areas, the Company's main land use changes over time range from cropland to settlements and, to a lesser extent, from grassland or forest land to settlements. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 110_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

ESRS E5 RESOURCE USE AND CIRCULAR ECONOMY IRO - 1 Management of impacts, risks and opportunities and ESRS E5 metrics and objectives. Ferrovial established a comprehensive process to identify, evaluate, and manage impacts, risks, and opportunities related to resource use and the circular economy across its operations. This approach incorporates the efficient use of resources, the reduction of raw material consumption, waste management, and the exploration of opportunities. Specifically, Ferrovial focuses on the “efficient use of resources: reduction, reuse, or recycling of waste in construction”, ensuring that circular practices are integrated into its projects. Ferrovial prioritizes reduction, reuse, and recycling in construction projects, aiming to minimize waste generation and optimize material use. However, the Company also acknowledges the “increase in the consumption of raw materials and greater generation of waste in construction as a key challenge”. To address this, it employs data-driven tools to analyze material flows and evaluate the environmental impacts of its operations. These methodologies help identify inefficiencies and opportunities to integrate circular practices across projects and processes. Additionally, Ferrovial actively explores “new ways of developing Ferrovial Construction's business through authorized waste management”. This includes leveraging innovative waste management solutions to strengthen its sustainability credentials and create additional value streams. The identification of greater waste generation risks, particularly in large-scale construction projects, informs the development of mitigation strategies, such as improved waste segregation and recycling initiatives. To see how the IROs have been identified and asses go to ESRS 2 IRO-1 E5 - 1: POLICIES RELATED TO RESOURCE USE AND CIRCULAR ECONOMY. Policy Environmental and Quality Policy Description Ferrovial, through its Quality and Environment Policy, implements eco-efficiency principles in the Company's activities through the efficient use of resources and the reduction, reuse or recycling of waste. Likewise, it seeks to reduce the waste associated with its activities, while at the same time exploring new avenues for business development in waste management, promoting continuous improvement and transparency. Target The vision of Ferrovial's Quality and Environment Policy is to improve the future through the development and operation of sustainable infrastructures and cities, committed to the highest levels of operational excellence and innovation. This policy aims to establish the quality and environmental principles and values that Ferrovial will ensure compliance with in all the companies in which it participates. These principles and values include those related to the use of resources and the circular economy. Associated material impacts, risks and opportunities • Positive impact: Efficient use of resources, reduction, reuse or recycling of waste for the execution of the Company's activities. • Negative impact: Increased consumption of raw materials and increased waste generation. • Opportunity: New avenues for business development through authorized waste management. Follow-up and remediation process Ferrovial deploys its policies through the corresponding strategies, which in turn provide governance schemes and indicators with objectives and monitoring procedures that enable continuous control and evaluation of the management of issues related to the use of resources and the circular economy. Scope of the policy Stakeholders impacted The vision of this policy is to create value for the Company and for the company's customers, investors and employees. It also promotes mutual benefits in its relationship with customers, suppliers and other external organizations to protect and improve the environment. To this end, open communication channels are established in order to create synergies, share experiences and best practices, taking advantage of opportunities that allow us to create value for the Company. As to the scope of application, this policy shall apply to: • Ferrovial SE and Group companies, regardless of their business sector, geographical location or activities; • members of the governing bodies of Ferrovial SE or other Group companies (including supervisory boards or equivalent bodies); • employees of any of Group companies. Geographic areas Global Value chain application The purpose of the Environment and Quality Policy is to develop and operate sustainable infrastructures and cities, by ensuring the efficient use of available resources and minimizing the environmental impact of the Company's activities and the value chain. Exclusions from application There are no exclusions of application. Policy approval flow Chief Executive Officer The principles and values of the sustainability policy, approved by the Board of Directors, are the basis for the rest of the Ferrovial Group's existing policies that have sustainability implications, which were approved by the Company and remain in force. The Quality and Environment Policy is approved by the Board of Directors. Other issues to report (if applicable) How it is made available This policy is available on the Ferrovial website (ferrovial.com) and through the internal communication channel. Significant policy changes N/A - no changes were made FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_111

The circular economy guidelines are also included in the Quality and Environment Policy, which establishes the efficient use of natural resources and raw materials, using recycled materials whenever possible, as well as reducing the generation of waste in the activities carried out. In this way, Ferrovial's policy promotes the transition toward the abandonment of the use of virgin resources by increasing the use of secondary resources, sustainable supply and the use of renewable resources. E5 - 2: ACTIONS AND RESOURCES RELATED TO RESOURCE USE AND CIRCULAR ECONOMY. The Sustainability Strategy includes among its lines of action a Circular Economy Plan that seeks to establish the principles of the circular economy in the Company's operating processes by promoting the reuse and recycling of waste, the efficient use of resources by applying circularity criteria, either through the reuse or recycling of materials in activities. The Quality and Environment Policy and the Circular Economy Plan establish the mechanisms for applying the waste hierarchy principles in which Ferrovial strive to prioritize the following waste management methods: 1. Avoid the generation of waste whenever possible. 2. Increase reuse and recycling rates through correct on-site segregation for the reuse of waste (mainly on site) or its recycling by delivery to authorized managers. 3. Use other types of recovery (including energy), when possible. 4. And as the last option, the elimination of waste. In order to contribute to the achievement of the objectives set in the Circular Economy Plan, several actions related to waste management, and the circular economy were implemented, which contribute to reducing waste generation and, consequently, to reducing greenhouse gas emissions by avoiding the transportation of materials. These main actions are carried out on an ongoing basis depending on the type of project, and some of principal main good practices are presented below: Cadagua: • During the water treatment process, suspended solids and other components present in the water settle, forming a semi-solid waste known as sludge. This sewage sludge is rich in organic matter and nutrients such as nitrogen and phosphorus and can be recovered for agricultural use, composting or thermal drying. • In water treatment plants, reused water is used for the maintenance of the facilities (for example: watering of green areas, cleaning, etc.). Water pre-treated in treatment plants consumed to carry out the purification process is also considered reused water. Cintra: • Segregate the maximum amount of waste at source and/or at the maintenance center to deliver it to an authorized manager with a treatment that valorizes it. • Segregation of the maximum amount of waste at source and/or in maintenance areas and delivery to authorized managers for recovery Reuse and recycling of materials in order to reduce the amount of waste generated Reduction in the use of raw materials, through the use of recycled flooring. Construction: • Optimization of material consumption by proposing improvements to the projects established by clients that allow an efficient use of materials, which also results in a reduction of emissions and a reduction of waste generation. • More sustainable construction methods, such as prefabrication and industrialization, which reduce material consumption, energy and installation costs. • Prioritization of the reuse of materials on site, such as CDWs or excavation soils, either for the replacement of materials or for use as backfill. Also, the reuse of steel structures. • Manufacture of concrete and aggregates with recycled aggregates from on-site crushing of CDW. Manufacture of agglomerates with milled agglomerate waste (RAP). • Use of reused water to manufacture concrete on construction sites after purification at a water treatment plant. • Reuse of water for washing machinery and other uses on site (irrigation of roads, embankments, etc.). • Collaboration initiatives with suppliers for the development and use of more sustainable materials. • Ferrovial Construction has obtained the “Zero Waste” certificate awarded by SGS in recognition of our commitment to sustainability and efficient waste management. This achievement reflects our ongoing efforts to minimize the environmental impact of our operations in our geographies. Specifically, the certificate was obtained in 5 geographies: Spain, Portugal, the United Kingdom, Australia and the U.S., where a waste to landfill transfer rate of less than 10% was achieved. • A great example of circular economy implementation is the Albertia Tunnel construction site, which is part of the Basque High Speed Rail line in the territories of Alava and Guipuzcoa (Basque Country, Spain). Circular economy measures were identified that made it possible to recover part of the construction waste generated on site, specifically concrete, as well as the environmental improvement of reusing the industrial process water from the tunnel, which must be treated at the water treatment plant before being discharged. An authorized waste manager collaborated with the project and set up a mobile crushing plant on site to crush and screen the concrete waste generated. This crushed material complies with the technical requirements of the project to be used as core material in the filling of the Albertia tunnel's false tunnels. Fulfilling the environmental requirements demanded by the current legislation for its valorization. The mobile plant is also equipped with a steel separator that efficiently separates any remaining steel reinforcements embedded in the concrete. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 112_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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The recovery of 7,000 tons of concrete is planned, of which more than 5,000 tons were already stockpiled for reuse in the filling of the cut-and-cover tunnels. The valorization of the residual concrete increased the circularity of the project and reduced the environmental impact, highlighting the reduction in the consumption of mineral resources, since the original plan for the backfill was for material to be purchased from a quarry.

The most relevant action for reducing the water footprint consisted of the agreement with the concrete supplier, who has an exclusive concrete plant on site. Since then, 100% of the concrete on site has been manufactured with reused water from the on-site wastewater treatment plant, thus avoiding the need to use water from the environment. According to the outstanding concrete requirements, an estimated 8,000,000 liters of water can be reused, of which we have already used 2,380,000 liters since the start of the work in August 2023.

Finally, this wastewater is also used on site for other activities such as dust prevention, fire prevention and cooling of drilling equipment, where at least 2,000,000 liters of water will be reused in addition to the above.

These actions are part of Ferrovial's broader commitment to sustainability and the preservation of the natural environment, aligning with its sustainability strategy and circular economy plan.

Through the implementation of these actions, the circular nature of the Company is promoted by increasing the levels of resource efficiency in the use of technical materials and water, as well as of significant raw materials, while at the same time striving to achieve higher usage rates of reused and recycled raw materials.

Currently 235 people work in the different Quality and Environment departments of Ferrovial and its subsidiaries, which represents an approximate expenditure of 17.98 million euros.

E5 - 3: TARGETS RELATED TO RESOURCE USE AND THE CIRCULAR ECONOMY.

The established Circular Economy Plan includes objectives and performance indicators:

In line with the requirements of the EU Taxonomy, it set the target of recovering 70% of the non-hazardous construction and demolition waste generated in construction activities, recovering 93% of this waste in 2024 (95% in 2023), meeting the established objective.

For the Construction business, there is an annual target of 80% land reuse. In 2024, 92% of land was reused (89% in 2023).

Cadagua's water treatment plants are committed to the valorization of 80% of the sewage sludge generated for agricultural use, composting or thermal drying and 76% of the sludge generated was valorized (80% in 2023).

The targets set by Ferrovial were established voluntarily.

Fostering an increased rate of the circular use of materials is achieved through the reuse and recovery policies integrated into these objectives. The Circular Economy Plan is designed to embed circular economy principles into the Company's processes, encouraging waste reuse and recycling, optimizing resource efficiency by applying circularity criteria—whether through material reuse or recycling in operations—or by managing the supply chain to source materials with recycled content, all while reducing environmental impact.

Minimizing the use of primary raw materials becomes possible thanks to the reuse and recovery strategies linked to these goals. By prioritizing material reuse, the consumption of such resources is significantly reduced.

Promoting effective waste management aligns with the internal policies and procedures designed to ensure compliance. Waste is segregated to facilitate appropriate handling and recovery, either through on-site reuse or by sending it to an authorized waste manager for recycling.

E5 - 4: RESOURCE INFLOWS.

MATERIALS PURCHASED BY WEIGHT OR VOLUME*

	2021	2022	2023	2024
Bitumen (t)	464,342	106,329	48,279	77,909
Concrete (t)	7,178,860	6,177,323	5,338,501	5,471,617
Corrugated steel (t)	182,651	128,921	121,552	127,706
Aggregates (t)**	-	9,509,101	9,187,753	11,071,325
Cement (t*)**	-	168,752	148,874	271,732
Asphalt agglomerate (t)**	-	765,162	782,783	737,731

**Biological materials are not significant inFerrovial's purchases.*
***The verification of these three materials was outside of the scope in 2021.*

REUSED MATERIALS ***

	2021	2022	2023	2024
Total reused materials (t)	1,272,465	1,489,090	1,875,914	2,234,374

****These metrics refer to the materials reused in Ferrovial's works, resulting from the application of circular economy principles that allow the reuse of construction and demolition waste in the works.*

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E5 - 5: RESOURCE OUTFLOWS.

Waste by type	Treatment	2021	2022	2023	2024
Construction and demolition waste (Non-hazardous waste)	**DIVERTED FROM DISPOSAL (t)** Reuse and recycling	**3,328,670**	**3,012,159**	**2,951,166**	**3,345,793**
	DIRECTED DISPOSAL or unknown treatment (t)	**1,605,685**	**852,229**	**143,683**	**253,650**
	Landfill (t)	1,605,685	852,229	143,683	253,650
	Incineration (t)	N/A	N/A	N/A	N/A
	Other disposal or unknown treatment (t)	**0**	**0**	**0**	**0**
	TOTAL	**4,934,355**	**3,864,388**	**3,094,848**	**3,599,443**
Non-hazardous waste	**DIVERTED FROM DISPOSAL** (t) Reuse and recycling	**473,080**	**475,963**	**457,250**	**269,447**
	DIRECTED DISPOSAL or unknown treatment (t)	**115,151**	**128,273**	**124,865**	**233,921**
	Landfill (t)	94,729	94,874	94,840	185,562
	Incineration (t)	20,422	33,399	30,024	48,359
	Other disposal or unknown treatment (t)	0	0	0	0
	TOTAL	**588,231**	**604,236**	**581,114**	**503,368**
Hazardous waste	**DIVERTED FROM DISPOSAL** (t) Reuse and recycling	**17,103**	**17,114**	**18,577**	**7,554**
	DIRECTED DISPOSAL or unknown treatment (t)	**5,076**	**3,824**	**5,848**	**6,143**
	Landfill (t)	N/A	N/A	N/A	N/A
	Incineration (t)	N/A	N/A	N/A	N/A
	Other disposal or unknown treatment (t)	5,076	3,824	5,848	6,143
	TOTAL	**22,179**	**20,938**	**24,425**	**13,697**
TOTAL	**DIVERTED FROM DISPOSAL (t)**	**3,818,853**	**3,505,236**	**3,426,993**	**3,622,794**
	DIRECTED TO DISPOSAL or unknown treatment (t)	**1,725,912**	**984,326**	**274,396**	**493,714**
	TOTAL	**5,544,764**	**4,489,562**	**3,701,389**	**4,116,508**

	2021	2022	2023	2024
% of waste non-valorized (t)	31 %	22 %	7 %	12 %

Excavation Soil	2021	2022	2023	2024
Excavation soil moved (m^3)	14,153,627	11,614,763	14,126,352	16,131,587
Excavation soil reused (m^3)	13,189,489	10,488,658	12,540,727	14,801,759

Composition of waste and material present

The most relevant waste streams from Ferrovial's activities come from construction activities:

- Construction and Demolition Waste (CDW), which is mainly composed of:
  - Stone CDW (concrete, asphalt and a mix of CDW). This waste can be reused on site by direct reuse after segregation or prior processing in an aggregate treatment plant and can also be sent to other sites.
  - Other CDW (wood, plastics, cardboard, metals, ceramics and gypsum). Once this waste has been segregated on site, it can be used by reusing it on site or by sending it to an authorized manager for recycling.
- Excavation soil is also an important resource within the works, the management of which must incorporate circularity criteria. The soil can be managed by reusing it on the site itself or sending it to other sites as fill or for restoration. Soil can also be brought from other sites for use.
- In terms of management of CDW and excavation soil, the aim is to ensure that their disposal in a landfill remains as the last option following the waste hierarchy.
- Regarding hazardous waste and non-hazardous waste (other than CDW and soil), proper segregation and storage of waste is carried out, as indicated by the regulations of each area in which the Company operates, and it is then sent to an authorized manager.

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OTHER CDW
Wood
Plastic
Cardboard
Metals
Ceramics
Gypsum
Reused in site
Recycled aggregate
Aggregate Treatment Plant
Concrete
Asphalt
CDW mix
STONE CDW
CDW landfill
Construction project
CONSTRUCTION AND DEMOLITION WASTE
HAZARDOUS WASTE
Authorized Manager HW
EXCAVATION SOIL
Soil landfill
Vegetal soil
Reused in the work itself
Soil from outside the work
Fills
Restoration
Other works

The rest of materials that are present in the waste generated by Ferrovial's activities are very similar, despite specific waste generated by the water treatment plants (i.e., sewage sludge, sand, fats and oils). The table below details the materials present in our waste:

Construction and demolition waste	Non-hazardous waste	Hazardous waste
Concrete	Urban assailable waste: - Packaging - Paper and cardboard - Glass - Organic matter - Other non-recyclable waste	Hazardous packaging (paint, solvent, etc.)
Asphalt and bituminous mixtures	Wood	Contaminated absorbents
Debris	Bulky	Contaminated used oils
Wood	Vegetal waste	Oil filters
Plastic	Scrap	Sprays and aerosols
Carboard	Sands	Electrical and electronic equipment, batteries
Metals	Fats and oils	Water with hydrocarbons
Ceramics	Sewage sludge	Contaminated soil
Gypsum		Fiber cement (asbestos)
Used tires		

**Radioactive waste is not generated by our activity*

The waste produced is reported annually by all business lines, both its generation and the type of treatment the waste receives. For reporting purposes, operational control is considered as an organizational boundary. Under this approach, a company accounts for data from those sources over which it has full authority to introduce and implement its operational policies, regardless of its shareholding in the company. The Company has a specific corporate reporting tool through which the environmental heads of each business unit report their data. Businesses also have their own waste recording methods. Waste is consolidated by type of waste and disaggregated by treatment type. When the treatment type is unknown, we take the worst-case scenario, assuming that the waste is earmarked for disposal. No estimations were made since the data is recorded from authorized waste managers' information. 2023 waste data were recalculated during 2024 for including excavated soil and CDW from outside the works and other minor changes. No other external body has been involved in the validation of this metrics.

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Social information ESRS S1 OWN PERSONNEL (PEOPLE MANAGEMENT AND HUMAN RIGHTS) SBM - 2: INTERESTS AND VIEWS OF STAKEHOLDERS During the Double Materiality analysis, Ferrovial assessed its knowledge of the types of workers in its value chain, with special attention given to vulnerable groups such as migrants, employees in regions at high risk of forced labor, and self-employed and temporary agency workers. In countries such as the U.S. and Canada, specific contractual requirements were implemented, ensuring that companies employing vulnerable people designate parties responsible for managing these relationships. In Canada, this monitoring is particularly important for project workers. With respect to subcontractors, Ferrovial works mainly with local companies. Given that its operations are not executed in regions with a high risk of forced labor, this risk is considered low and not significant. This guarantees the transparency and traceability of labor management. In terms of raw material procurement, Ferrovial prioritizes local sourcing, with more than 90% of purchases coming from nearby sources, such as aggregates, concrete and steel, thus minimizing the risks associated with inadequate labor practices. The Company ensures that all workers who may be significantly affected in its value chain are duly considered in its operations and business relationships. A detailed analysis of each group of workers was conducted, identifying especially vulnerable groups, such as migrants and young people, who may face greater risks. However, no geographical areas or raw materials with significant risks of child or forced labor were identified. Ferrovial's strategy and business model are deeply influenced by the interests, opinions and rights of its workforce, a key stakeholder group. The active involvement of management and employees reflects the Company's commitment to creating a safe and healthy work environment, which directly impacts the strength and sustainability of its business strategy. To ensure that its business model is aligned with the needs of its workforce, Ferrovial conducts periodic satisfaction and engagement surveys once a year, which allow employees to express their opinions on topics such as sense of belonging, professional development, compensation, reputation, work experience, culture and diversity and inclusion. The results of these surveys are used to identify key areas for improvement, which influences strategic decision-making and the continuous adjustment of the business model. Ferrovial's strategy promotes the creation of positive impacts, especially in key areas such as employee safety, training and the development of professional skills. These areas, which are fundamental to the Company's business model, not only produce benefits for the workforce, but also strengthen the Company's long-term sustainability and competitiveness. Ferrovial adopts a comprehensive approach that encompasses both the responsible management of workers in its supply chain and the promotion of the well-being and development of its internal workforce. This commitment ensures that the Company not only mitigates the risks associated with vulnerable groups, but also takes advantage of opportunities for growth and continuous improvement in all its operations. In short, respect for human rights, the protection of the most vulnerable groups and the promotion of a safe and constantly developing work environment are fundamental pillars of Ferrovial's strategy. This strengthens its position as a responsible and sustainable company, in harmony with the expectations of its employees, customers and other stakeholders. SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND THE BUSINESS MODEL At Ferrovial, the workforce is at the heart of its operations, strategy, and business model. Every employee, whether salaried, self-employed, or engaged through third-party providers, plays a crucial role in the Company’s mission to deliver sustainable infrastructure solutions globally. Recognizing the complexity and challenges in its operating environments, Ferrovial has developed a clear understanding of the potential and actual impacts on its workforce, using these insights to adapt its strategy and share its future. The Company’s operations inherently involve risks, particularly in sectors like construction and infrastructure management. Health and safety are top priorities, given the potential for work-related accidents or injuries. These risks are carefully managed through robust safety protocols and continuous training. While negative incidents like individual accidents are not systemic within Ferrovial's operations, the Company treats each occurrence with utmost seriousness, implementing measures to prevent recurrence and minimize potential reputational, operational, and financial risks. For example, reputational risks from accidents with severe consequences could undermine trust, while operational delays stemming from workforce disruptions could impact project timelines. To address these, Ferrovial has integrated rigorous safety standards and monitoring systems across all projects, ensuring compliance and care for its workforce. But it isn’t just about mitigating risks; it’s about seizing opportunities. Ferrovial sees its people as a source of strength and innovation. Programs focused on professional development, such as tailored career pathways, enable employees to grow alongside the Company. This approach enhances job satisfaction and productivity while fostering loyalty and reducing turnover. The shift toward permanent contracts and improved working conditions reflects Ferrovial’s commitment to creating a supportive and inclusive environment. Moreover, the Company’s emphasis on diversity and equality ensures that all employees feel valued, with mechanisms in place to address any concerns and safeguard their rights. As Ferrovial embarks on its journey to sustainability, its workforce stands at the forefront of this transformation. The Company’s carbon reduction strategies, aligned with international agreements, present new opportunities for job creation, upskilling, and professional growth. Employees are empowered to adapt to emerging roles, particularly in green projects and technological innovations, ensuring they remain integral to Ferrovial’s evolving mission. Throughout this journey, Ferrovial leaves no room for practices that violate fundamental rights. Its operations are free from risks of forced or child labor, backed by a comprehensive due diligence process that ensures compliance across all regions. This diligence reflects the Company’s unwavering commitment to ethical practices and the welfare of its workforce. Ferrovial understands that certain groups within its workforce face unique risks and opportunities. Younger employees benefit from structured development programs, while workers in high-risk environments receive enhanced safety measures tailored to their needs. Employees engaged in cutting-edge projects, such as digital infrastructure, are offered opportunities to advance their skills and contribute to transformative initiatives. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 116_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

In every decision, Ferrovial ensures that its workforce remains central to its strategy. By aligning employee well-being with its broader goals, the Company not only navigates risks but also unlocks opportunities for growth, innovation, and sustainability. This holistic approach reinforces Ferrovial’s commitment to its people and paves the way for a resilient and inclusive future. S1 - 1: POLICIES RELATED TO OWN WORKFORCE Policy Global Anti-Harassment and Anti-Discrimination Policy Description Ferrovial is committed to fostering a workplace free from any form of harassment, discrimination, or abusive conduct. This policy establishes a framework for ensuring respect, equal opportunities, and a safe work environment for all employees. It aligns with Ferrovial’s values and principles, reinforcing a culture of integrity, inclusion, and zero tolerance for harassment or discriminatory practices. The company ensures that all allegations are treated seriously and handled with confidentiality, impartiality, and diligence. Target The policy aims to prevent and address harassment and discrimination within Ferrovial’s workplace by promoting a culture of respect, equality, and ethical conduct. It seeks to provide clear guidelines for identifying, reporting, and addressing any instances of inappropriate behavior. Associated material impacts, risks and opportunities • Negative Impacts: Potential reputational damage, legal consequences, reduced employee morale, and workplace inefficiencies due to discrimination or harassment. • Mitigation of Risks: Implementation of preventive measures, training programs, internal reporting channels, and strict non-retaliation policies. • Opportunities: Strengthening Ferrovial’s corporate culture, enhancing employee well-being, improving diversity and inclusion, and increasing organizational productivity Follow-up and remediation process Ferrovial applies strict monitoring and compliance measures, ensuring that all complaints are thoroughly investigated. Employees have access to confidential reporting channels, and the company commits to taking disciplinary action when necessary. Periodic reviews and training sessions help maintain awareness and compliance. The Ethics Channel is available for reporting concerns while ensuring protection against retaliation. Scope of the policy Stakeholders impacted All Ferrovial employees, contractors, and relevant third parties within the organization. Geographic areas Global Value chain application Applies internally within Ferrovial’s workforce and extends to external collaborators, ensuring alignment with corporate values on inclusion and non-discrimination. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards The policy aligns with Ferrovial’s Code of Ethics and Business Conduct, Corporate Responsibility and Human Rights Policies, as well as international standards such as the United Nations Global Compact, ILO conventions, and human rights frameworks. Attention to stakeholders The policy considers stakeholder expectations by promoting a safe, inclusive, and diverse work environment. How it is made available The policy is accessible on the Ferrovial website (ferrovial.com) and the company’s internal communication platforms. Significant policy changes N/A - no changes have been made FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_117

Policy Diversity and Inclusion Policy Description All Ferrovial employees shall enjoy equal opportunities in the development of their professional career regardless of their age, gender identity or expression, sexual orientation, marital status, race, color, nationality, genetic information, ancestry, functional diversity, medical condition, pregnancy, religion or religious creed, or any other personal or social characteristic protected by local laws, regulations or ordinances. They shall enjoy a workplace free from harassment and discrimination of any kind. Therefore, employment decisions, such as hiring, promotion, compensation, termination and career development opportunities shall follow this principle. Target This policy is designed to promote a diverse and inclusive work environment at all levels of Ferrovial. Associated material impacts, risks and opportunities Given Ferrovial's activity the main negative impacts on its workers are related to the workers' health and injuries or workplace accidents. The Group strives to mitigate the risk of reduced competitiveness through lack of diversity within the workforce at all levels. Ferrovial recognizes opportunities regarding the health, well-being, and development of its employees, that will reflect upon the Company through increased productivity, greater job satisfaction, and talent retention, as well as a reduction in absenteeism and costs associated with workplace accidents and occupational illnesses. The attraction of professionals through the implementation of high-value technological projects that promote development in appealing professional fields is also a key opportunity for the Group. Follow-up and remediation process Ferrovial will adopt practices and controls to promote the implementation, monitoring and verification of compliance with this policy. Ferrovial will also establish actions aimed at ensuring that the principles underlying this policy are known, understood and taken on by the Group's workforce and by the third parties with whom it does business. Ferrovial has an Ethics Channel through which employees, executives and other Group stakeholders can report irregularities, non-compliance, and unethical or illegal behavior. The Ethics Channel can be accessed from the Ferrovial website or from the toll-free telephone numbers and postal address provided on the website. Scope of the policy Stakeholders impacted All staff Geographic areas Global Value chain application Seek to extend our commitment to diversity and inclusion in the communities in which we operate and to all stakeholders, especially suppliers and customers, recognizing the efforts of those companies that promote these principles in their organizations. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This policy is prepared under recommendations 2.1.5 and 2.1.6 of the Dutch Corporate Governance Code, and is aligned with the Code of Ethics and Business Conduct, and with Ferrovial's Human Rights, Corporate Responsibility and Sustainability Policies, as well as with the principles of the United Nations Global Compact and the 2030 Agenda for Sustainable Development. This policy is published on the Ferrovial website. Attention to stakeholders Ferrovial ensures continuous and permanent information through effective communication channels, leveraging new technologies, and maintaining cooperation and transparency with competent authorities and regulators. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 118_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Processes and Measures for Collaboration and Inclusion of Staff Perspectives Policy Human Rights Policy Description This policy is designed to ensure the protection and respect of human rights within Ferrovial and to raise awareness across the Company. It commits Ferrovial to complying with the principles outlined in this policy throughout its activities. Approved on October 26, 2022. Its principles include health and safety, protection of team members' rights, freedom of association and collective bargaining, promotion of equality and inclusion, child rights and prevention of child exploitation, rejection of slavery and forced labor, respect for local communities and environments, right to freedom of opinion, information and expression, anti-corruption, privacy, and intellectual property. Target Foster respect, protection, and management of human rights risks in all activities, promoting equality, dignity, and the safety of stakeholders. Associated material impacts, risks and opportunities Material impacts: Human rights violations across the value chain. Risks: Reputational damage, legal liabilities, and loss of stakeholder trust. Opportunities: Strengthening trust, promoting ethical practices, and aligning with international human rights standards. Follow-up and remediation process Ferrovial maintains an Ethics Channel for reporting incidents, accessible via phone, postal mail, intranet, and the website, with options for confidential or anonymous reporting. Issues are handled by the Compliance and Risk Management Directorate, ensuring confidentiality and protection for whistleblowers. Scope of the policy Stakeholders impacted Primary stakeholders: Employees, contractors, clients, suppliers, and collaborators (e.g., joint ventures). Secondary stakeholders: Communities affected by Ferrovial's activities. Geographic areas Global Value chain application Encompasses all entities under Ferrovial’s control, including suppliers and collaborators. Specific efforts are made to ensure compliance with the Company’s Code of Ethics for Suppliers and other related policies. Exclusions from application None explicitly stated. Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This policy is aligned with international frameworks, including: - the Universal Declaration of Human Rights - International Labor Organization (ILO) conventions - UN Guiding Principles on Business and Human Rights - OECD Guidelines for Multinational Enterprises. Attention to stakeholders Actively engages with employees, communities, clients, suppliers, and contractors. Regular assessments and communication mechanisms ensure continuous dialogue and feedback How it is made available Published on Ferrovial's website and communicated through internal and external channels. Significant policy changes N/A - no changes were made FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_119

Policy Flexibility and Work-Life Balance Policy Description Ferrovial's Flexibility and Work-Life Balance Policy includes a series of leaves and improvements, such as the extension of maternity and adoption leave, the possibility of taking a sabbatical, the purchase of additional vacation days, and flexible working hours. In addition, there are specific measures for caring for family members, exceptional recuperable leave, and facilities for employees with disabilities or disabled family members. These measures are managed by the Human Resources Department, ensuring that each request is tailored to individual needs and complies with current labor regulations. Target The objective of Ferrovial's Flexibility and Work-Life Balance Policy is to promote an appropriate balance between the personal and professional lives of its employees. To this end, Ferrovial offers a series of leaves and improvements, all of which are described below, without prejudice to the rights and leaves of absence that are already included in applicable labor legislation, such as the Workers' Statute or the Sector or Provincial Collective Bargaining Agreements. Associated material impacts, risks and opportunities • Increased productivity, job satisfaction and employee retention thanks to the Group's care for the health and well-being of employees. • Improvement of working conditions through the application and periodic review of the Human Rights Policy to all people in the Group as well as the rest of the commitments (Global Compact and United Nations Guiding Principles). • Improvement of the work environment through the implementation of complaint and protection mechanisms in terms of diversity, equality and inclusion, always guaranteeing freedom of association and collective bargaining. Follow-up and remediation process These mechanisms include regular reviews and audits conducted by the Human Resources Department to ensure compliance with the policy and its effectiveness. The policy is supported by an action plan that details specific steps and initiatives to promote work-life balance, such as flexible work schedules, additional leave options, and support for employees with caregiving responsibilities. Scope of the policy Stakeholders impacted All the structural staff of any company belonging to the Ferrovial Group in Spain. Geographic areas Spain Value chain application Ferrovial's Flexibility and Work-Life Balance Policy applies mainly to the internal stages of the value chain, i.e., the Company's direct employees. However, Ferrovial also promotes work-life balance practices in its relations with suppliers and business partners, encouraging them to adopt similar policies that benefit their own employees. Exclusions from application Business units that expressly exclude any of the policy measures. Policy approval flow Chief Executive Officer Chief Executive Officer of Ferrovial Other issues to report (if applicable) Consistency with third-party instruments or standards Ferrovial's Flexibility and Work-Life Balance Policy aligns with its Human Rights Policy, which is guided by international frameworks such as the United Nations Global Compact and the United Nations Guiding Principles on Business and Human Rights. Attention to stakeholders Ferrovial ensures continuous and permanent information through effective communication channels, leveraging new technologies, and maintaining cooperation and transparency with stakeholders. It actively engages with employees, through regular assessments and communication mechanisms that ensure continuous dialogue and feedback. How it is made available Available on the Ferrovial intranet. Significant policy changes N/A - no changes were made Ferrovial’s workforce lies at the core of its operations and success. Recognizing this, the Company has developed a comprehensive approach to human rights, inclusion, and employee collaboration that integrates respect for international standards, proactive participation mechanisms, and targeted measures for vulnerable groups. This holistic framework ensures that the well-being, rights, and voices of employees are prioritized in every aspect of its operations. A key pillar of this approach is the inclusion of staff perspectives in decision-making. Ferrovial has implemented mechanisms to actively engage employees and their representatives, ensuring that their insights contribute to shaping policies and addressing challenges. Through structured initiatives such as climate surveys, risk assessments, and performance evaluations, employees can provide valuable feedback, which is followed up in discussions with managers to propose improvements. Representative bodies, including personnel delegates and its councils, further ensure collective representation, while regular collaboration through collective bargaining agreements guarantees transparency and alignment on matters that affect employees. This collaborative environment is operationally overseen by senior managers in Human Resources, who play a pivotal role in driving engagement initiatives. The HR Culture and Engagement team coordinates employee opinion surveys to gauge satisfaction and identify areas for improvement. Simultaneously, compliance mechanisms, such as the Ethics Channel, ensure that employees have a confidential and anonymous platform where they can raise concerns, with protections against retaliation reinforcing trust in the process. The Diversity and Inclusion Policy, coordinated by the Global Head of Diversity and Inclusion, is materialized through the diversity and inclusion strategy and its priorities are: FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 120_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

• In the area of gender diversity, Ferrovial continues to work toward equality and the promotion of female talent. The presence of women in leadership positions is 20%, in line with the goal of having 30% women in this group by the end of 2025. This target is higher than the percentage of women in the Group's entire workforce, which stood at 17% in 2023. In this regard, the Company commemorates key dates related to gender diversity, such as International Women's Day and International Women in Engineering Day, and has created women's communities in the main geographical areas as a lever for promoting gender equality through empowerment, networking and the visibility of female talent. In addition, the Company ensures compliance with equal pay for men and women, for which different actions have been developed to correct possible deviations. The global average pay gap calculated is 3.24%. It should be noted that the Company holds the “Equality Distinction” awarded by the Spanish Ministry of Equality, which certifies Ferrovial's good practices in this area. • In relation to cultural diversity, the Company has promoted various initiatives to increase collaboration between multicultural teams and foster cultural intelligence. In this regard, the Company has commemorated key dates such as Black History Month, International Day for Cultural Diversity, Juneteenth, and South Asian Heritage Month, among others. The progress made in this area of diversity was recognized with the first prize in the Top Intercultural Diversity Company category, awarded by Intrama. • In terms of LGTBIQ+ diversity, awareness-raising actions are carried out to create a safe space for the LGBTIQ+ community in which everyone feels free and safe to be themselves. Thus, the collaboration with REDI (Business Network for LGBTI Diversity and Inclusion in Spain) merits mention to promote an inclusive and respectful environment, where the talent of each person is valued regardless of identity, gender expression and sexual orientation. • In the area of functional diversity, Ferrovial collaborates with different entities to promote the hiring of people with disabilities in the workplace, in addition to developing awareness-raising actions on this issue to mitigate possible biases associated with this group. In addition to the actions described above, last year “Diversity and Inclusion Month” was celebrated, during which multiple initiatives were developed around this matter at a global level. For their part, the Employee Resource Groups act as ambassadors of diversity and inclusion, promoting the aforementioned initiatives. As a result of the above, more than 150 actions related to different diversity dimensions were developed this year in all the BUs/geographies in which we operate. In this way, we promote an inclusive work environment that fosters collective intelligence among our talent, increases our capacity for innovation, and boosts our competitiveness and sustainability as a company. It should also be noted that Ferrovial has a global Anti-Discrimination Policy and Harassment Prevention Protocol to ensure dignified and respectful treatment throughout the organization and a work environment free from harassment, discrimination and bullying. The policy also provides a protocol for dealing with possible complaints. In order to promote awareness of this protocol, a specific mandatory course was developed for managers and selection teams to mitigate legal risks and avoid the possibility of reverse discrimination in the decision-making and promotion processes. To this end, it has an online training pathway with 130 plus resources available, including content on unconscious bias, inclusive leadership, and other relevant aspects of diversity. Ferrovial’s commitment to human rights strengthens this framework by aligning with international standards such as the United Nations Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and the OECD Guidelines for Multinational Enterprises. These commitments are reflected in policies that promote non-discrimination, equitable salaries, freedom of association, and safe working conditions. Collaboration with employees remains central, as the Company leverages communication channels and collective agreements to ensure that the workforce’s voices are heard and acted upon. When violations of rights occur, Ferrovial ensures swift and effective remedies through internal mechanisms, including the Ethics Channel and coordinated investigations, to prevent recurrence and provide redress. Ferrovial extends its dedication to diversity and inclusion through targeted measures for vulnerable and marginalized groups. The Equality Plan, which impacts only in Spain, encompasses over 80 initiatives, including professional development programs, and actions to ensure equal pay for equal work. The Diversity and Inclusion Strategy focuses on underrepresented groups, such as women, while also addressing unconscious biases through specialized training for managers and recruiters. Collaborations with organizations supporting people with disabilities further underline Ferrovial’s commitment to fostering a diverse and inclusive workplace. To ensure continuous improvement, the monitoring and evaluation processes led by the Equality Committee play a critical role. Regular audits of the Equality Plan and insights from employee opinion surveys enable the Company to refine its measures and develop new actions to promote diversity and foster inclusion. This commitment not only aligns with international standards but also strengthens Ferrovial’s position as an employer that values diversity, equity, and collaboration. By weaving together these elements—human rights policies, employee collaboration mechanisms, and targeted inclusion measures—Ferrovial creates a work environment that respects and empowers its workforce. This integrated approach not only enhances operational excellence but also reflects the Company’s dedication to building a sustainable, equitable, and inclusive future for its employees and the communities it serves. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_121

Policy Health and Safety Policy Description Ferrovial's Health and Safety Policy aims to create safe working environments for everyone, every day. The policy establishes fundamental requirements to promote a consistent and positive safety culture across the Group. Target The policy aims to ensure compliance with legislation and best practices, to implement reliable risk assessment processes, and to promote effective communication, training, and resource allocation to maintain safe working conditions. Associated material impacts, risks and opportunities Positive impacts: Safe working environments, compliance with legal standards, and continuous improvement in health and safety performance. Negative impacts: Potential risks related to workplace accidents and non- compliance with safety regulations. Risks: Legal and reputational risks, as well as risks associated with workplace safety and health. Follow-up and remediation process The policy includes mechanisms for regular measurement, monitoring, and reporting of health and safety performance. It also involves investigating incidents and accidents to prevent recurrence and ensure continuous improvement. Scope of the policy Stakeholders impacted The policy impacts Ferrovial's employees, administrators, customers, investors, and other stakeholders involved in maintaining and promoting workplace safety and health. Geographic areas Global Value chain application The policy applies to all stages of the value chain, ensuring that health and safety principles are upheld throughout Ferrovial's operations. Exclusions from application There are no exclusions from the application of this policy. Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards The policy is aligneds with applicable legislation and best practices in health and safety. Attention to stakeholders The policy considers the interests of key stakeholders in its establishment and implementation. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made S1 - 2: PROCESSES FOR COLLABORATING WITH OWN WORKFORCE AND EMPLOYEE REPRESENTATIVES ON ISSUES Collaboration with own workforce and representatives: Ferrovial considers the viewpoints of its personnel as a key source for making decisions related to the management of real and potential impacts on its workers. These perspectives are gathered through direct and indirect participation mechanisms, ensuring that both employees and their representatives are informed and actively involved. The social dialogue process is conducted at several collective bargaining levels: At the sectoral level (construction, industry, and water sectors), through participation on negotiation tables and parity committees at both national and regional levels, as Ferrovial is recognized as one of the most representative companies in its areas of operation. At the company level, through ongoing dialogue tables with Union Sections and negotiation processes with various collective and individual representation bodies, including works committees and personnel delegates. While collective bargaining forms the foundation of this dialogue, these mechanisms also serve as daily communication channels to address employee concerns and involve them in all labor-related policies that impact them. The frequency of social dialogue at Ferrovial is continuous, covering both regularly scheduled and ad-hoc engagements required by labor regulations, as well as those initiated by either the company or social representatives whenever necessary. Ferrovial launches annual employee satisfaction surveys that include aspects such as sense of belonging, professional development, compensation, reputation, work experience, culture and diversity and inclusion. Ferrovial continues to strengthen the role of managers as responsible for the working climate and the commitment of their teams, providing them with tools to analyze and improve them. The last survey conducted in December 2024, achieved a participation rate of 76.07% and an overall satisfaction level of 7.8/10. The main mechanisms include: • Opinion and Climate Surveys: Collect information on job satisfaction, corporate culture and diversity and inclusion. • Risk and Performance Assessments: Include feedback meetings with managers to address individual and collective concerns. • Workers' Legal Representation (RLT): Individual and collective requests channeled through personnel delegates, Works Committees and Union Sections. Operational responsibility: General Human Resources Management (HRM) leads the collaboration with employees and performs the following functions: FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 122_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

• Opinion Surveys: Coordinated by the Culture and Engagement area, Ferrovial conducts annual satisfaction surveys among its professionals, which include 32 items related to satisfaction, loyalty, happiness, culture, diversity and inclusion, along with two open comment questions where colleagues can make their suggestions anonymously. Once this feedback is collected, action plans are made for every business unit. • Ethics Channel: Managed by the Compliance and Risk area, with support from Internal Audit to analyze priority communications and ensure their effective resolution. The Compliance Manager reports quarterly to the Audit and Control Committee, and annually to the Board of Directors. Effectiveness Evaluation The effectiveness of the collaboration is measured through: • Annual Satisfaction Surveys: These include topics such as sense of belonging, professional development, compensation, reputation, work experience, culture and diversity and inclusion. Ferrovial continues to strengthen the role of managers as responsible for the working climate and the commitment of their teams, providing them with tools to analyze and improve them. • Feedback Processes: Performance evaluations and impact analysis on work dynamics. • Dialogue with the LTR: Regular meetings to address specific concerns and propose corrective actions. Specific measures to foster gender equality: Ferrovial implements more than 80 equality measures in Spain, which are covered in the following areas of action: 1. Recruitment and Selection 2. Professional Classification 3. Training 4. Professional Promotion 5. Working Conditions 6. Communication and Language, Awareness 7. Female Underrepresentation 8. Compensation Policy 9. Occupational Health 10. Work-Life Balance and Reconciliation of Personal, Family, and Work Life 11. Prevention of Workplace, Sexual, and Gender-Based Harassment 12. Protection of Female Workers Victims of Gender-Based Violence Monitoring and evaluating compliance with the measures is done through audits conducted by the Equality Committee and through the results of employee opinion surveys, which include specific questions on equality, diversity and inclusion. S1 – 3: PROCESSES TO REMEDIATE NEGATIVE IMPACTS, AND CHANNELS FOR OWN WORKERS TO RAISE CONCERNS Own workforce can report concerns to the HR Department, their direct manager or through the Ethics Channel. The Company makes an Ethics Channel available to its employees and stakeholders, a confidential and—if the whistleblower wishes—anonymous system (in accordance with applicable legislation), to facilitate the reporting of any possible irregularity, non-compliance or behavior contrary to Ferrovial's ethics, law and internal rules, including in particular possible cases of fraud or corruption, anti-competitive practices, human rights violations, financial and tax matters or damage to the environment. Likewise, matters related to accounting, internal accounting controls, auditing or questionable financial practices of Ferrovial, as well as any alleged misconduct by members of the Board of Directors, all of which are considered to be “Priority Communications” under the Ethics Channel policy, may be reported. Priority Communications shall be managed by the Internal Audit Department and those involving actual or suspected misconduct of the Board shall be managed by the Chairman of the Audit and Control Committee. All communications are handled objectively and diligently in accordance with the Ethics Channel Policy and for dealing with Queries, Complaints and Reports Throughout the process, the rights of those involved, in particular the presumption of innocence, will be respected. Likewise, the absence of reprisals is guaranteed to all informants in good faith and to those who participate in the investigation of communications. Communications will be processed by the most appropriate department according to their circumstances, favoring greater geographical proximity to the informants, independence and the absence of conflict of interest of those responsible for the investigation. To assist teams that may be involved in this task in their respective areas of expertise, the Compliance Department has developed an Investigations Guide. In addition, training sessions were held through the Compliance Network to ensure diligent management of all communications and respect for the people involved. • The Compliance Department periodically reviews communications that were already closed, to prevent possible cases of retaliation. In 2024, a new course on Practical Information for Avoiding Retaliation in the Workplace was deployed for managers and employees involved in decisions about other employees (recruiting, promotion, mobility, layoffs, disciplinary measures and others). 96 employees were trained. The Chief Compliance Officer reports quarterly to the Audit and Control Committee, and annually to the Board of Directors, on the communications received and the steps taken in relation to them. The Ethics Channel can be accessed by telephone, post, intranet or the corporate website (https://Ferrovial .com). In addition, specific communication channels have been established in certain Group companies where it is considered appropriate. There is more information about the communications received in the Ethics Channel (ESRS G1-1.) The communication management process and the possibility of communicating with the informant will be described in more detail in the Safe Mailbox section. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_123

Once the communication is received, communications will be securely received and handled to ensure, to the fullest extent possible, the confidentiality of (i) the identity of the sender(s) and any third party mentioned in the communication and (ii) the actions implemented in handling and processing the communication. Communications will also be received and handled in a manner that ensures data protection by preventing access to unauthorized person to the fullest extent possible. Investigations shall be carried out in an objective, fair, thorough, and diligent manner with the utmost care and consideration in accordance with internal procedures and applicable law. Independence and the absence of conflicts of interest in the process shall be ensured to the fullest extent possible. Throughout the process, to the fullest extent possible, the rights of those involved will be respected, including the presumption of innocence and the honor of the person concerned. The sender and Management Body may contact each other through the Ethics Channel (secure correspondence section) which allows confidential contact to be maintained, even if the complaint is anonymous, to request additional information or clarifications of the information reported and ensuring that the sender is informed about the progress of the case and the actions taken. It works both ways, so the sender or the Management Body may get in touch if considered necessary. Finally, the sender will be informed of its closing and output. The knowledge and trust of the Ethics Channel is evaluated through satisfaction surveys completed at the end of the mandatory training courses. The last survey was launched with the new course on the Code of Ethics and the result was that 89.42% were aware of the existence of the Ethics Channel, 71.16% knew how to access it, and 93.7% trusted the Ethics Channel and how it is managed. The remediation measures adopted are mainly disciplinary actions (including termination), training programs or change of internal processes or procedures, all pursuant to the applicable internal procedures, collective bargaining agreements and applicable law. The regulations applicable in the different jurisdictions in which Ferrovial does business shall also be considered. In 2024, a new course on Practical Information for Avoiding Retaliation in the Workplace was deployed for managers and employees involved in decisions about other employees (recruiting, promotion, mobility, layoffs, disciplinary measures and others). Once the corrective measures are put in place, the management bodies responsible for the communication should follow up the implementation of the different measures, in addition to following up the people involved to confirm no retaliations are occurring. The Ethics Channel is managed by the Compliance Department through a third-party IT tool for sending and handling all communications. Those with responsibility for managing communications shall have access to the IT tool, as appropriate, and it will serve as a repository for all communications received. In addition, there is a suggestion box enabled on the Company's intranet and managed by HR so that employees can send their suggestions and needs directly to the HR Department. All kinds of queries can be sent through the channel and there is also a suggestion box on the Company's intranet All communications are managed objectively and diligently in accordance with the Ethics Channel Policy and policy for handling queries, complaints and reports. Investigations shall be carried out in an objective, fair, thorough, and diligent manner with the utmost care and consideration in accordance with internal procedures and applicable law. Independence and the absence of conflicts of interest in the process shall be ensured to the fullest extent possible. Throughout the process the rights of those involved will be respected, including the presumption of innocence and the honor of the person concerned, to the fullest extent possible. Likewise, the absence of reprisals to all informants in good faith and to those who participate in the investigation of the communications shall be guaranteed. In 2024, a new course on Practical Information for Avoiding Retaliation in the Workplace was deployed for managers and employees involved in decisions about other employees (recruiting, promotion, mobility, layoffs, disciplinary measures and others) DISCLOSURE REQUIREMENT S1 - 4: TAKING ACTION ON MATERIAL IMPACTS ON OWN WORKFORCE, AND APPROACHES TO MITIGATING MATERIAL RISKS AND PURSUING MATERIAL OPPORTUNITIES RELATED TO OWN WORKFORCE, AND EFFECTIVENESS OF THOSE ACTIONS. Health, safety and well-being (HSW) are fundamental values for Ferrovial and are supervised by the Board of Directors at each meeting held throughout the year. The Health and Safety Policy, approved by the Board, establishes the principles and values that guide the behavior of employees and subcontractors. This policy is implemented through the HSW strategy, approved in December 2019 and extended until 2026. The strategy outlines the path to achieving objectives, focusing on operational excellence to improve Serious Injury and Fatality (SIF) Prevention. In the event of a significant negative incident, Ferrovial established procedures to ensure proper resolution. These measures include: • Complaint and protection mechanisms: An accessible and confidential whistleblowing channel to address conflicts and promote timely solutions. • Compensation and support: When applicable, the Company implements redress measures, such as economic compensation, revision of labor policies, and workplace improvements to prevent future incidents. • Ongoing monitoring: Ferrovial actively monitors the impact of its policies and programs to ensure corrective measures effectively mitigate risks in the long term. Ferrovial set a measurable and time-bound sustainability target to evaluate progress toward enhancing health and safety performance across its operations. The Group aims to reduce the Serious Injuries and Fatalities Frequency Rate (SIFR) by -31.8% in 2026 compared to the 2022 baseline. This target demonstrates Ferrovial’s commitment to ensuring safe working environments and promoting the physical and mental wellbeing of its personnel. The target aligns with Ferrovial's overarching objective of promoting a culture of safety and wellbeing within the organization. By fostering safe working environments, the Company seeks to reduce the frequency and severity of serious injuries and fatalities. Interim milestones include a 10% reduction by December 31, 2023, and a 19% reduction by December 31, 2024. The frequency rate per million hours worked is the unit of measurement. This target applies to all direct Group operations, including employees and subcontractors at project sites and operational facilities worldwide. The 2022 Serious Injuries and Fatalities Frequency Rate serves as the baseline for this goal, ensuring a consistent measurement framework for progress evaluation. The target is set for the period 2022–2026, with interim milestones to track progress. Ferrovial developed a unique methodology to calculate a homogeneous global rate, as there is no internationally recognized standard for health, safety, and well-being (HSW) KPIs. This approach enables the Company to establish and monitor a global HSW KPI consistently. The health and safety of employees are integral to Ferrovial’s stakeholder model. In all operating countries, employee health and safety rights are mandated by national labor or specific health and safety laws, often including government oversight to set safety standards and conduct workplace reviews. No changes were made to the target or its underlying methodologies since implementation, maintaining the comparability of the target. As of FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 124_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

December 31, 2024, a 19% reduction in the Serious Injuries and Fatalities Frequency Rate compared to 2022 had been achieved (10% reduction in 2023). This progress reflects Ferrovial’s sustained efforts toward achieving its health and safety objectives by 2026. Ferrovial's talent strategy aims to position the Company as a benchmark employer in its key markets, promoting the professional growth, health and wellbeing of its employees, and fostering diverse teams capable of generating positive changes in both the organization and society. The pillars of this strategy are commitment, organizational agility and innovation in people management. To mitigate the negative impacts on its personnel arising from the transition to a greener and more climate-neutral economy, Ferrovial has adopted training and retraining programs, which ensure that employees acquire the necessary skills in a constantly evolving work environment. In 2024, a total of 268,967 hours of health and safety training were conducted. The Company also offers support measures, such as career counseling, coaching, internal outplacement and early retirement plans, in situations of restructuring or downsizing. Recognizing the challenges of transitioning to a climate-neutral economy, Ferrovial has adopted various mitigation measures to protect its workforce. In addition to training and retraining programs, Ferrovial offers employment guarantees and individualized support in situations of change, ensuring the adaptation and resilience of its teams in a context of transformation. Ferrovial understands that inadequate occupational safety management at construction sites could lead to significant reputational risks and legal liabilities. Therefore, it implemented a comprehensive occupational safety plan, designed to comply with current regulations and proactively adapt to regulatory changes, technological innovations and best industry practices. Regular audits, both internal and external, verify compliance with these standards and strengthen the culture of prevention. This rigorous management helps mitigate operational risks, protecting personnel integrity and ensuring Ferrovial's corporate reputation. Promoting robust health and safety standards in operations is a strategic priority in connection with employee wellbeing. This includes implementing strong management systems, employee training, and leveraging real-time data to predict and prevent accidents. The extension of Ferrovial's Health, Safety, and Wellbeing (HSW) strategy was accompanied by several adjustments to adapt to organizational changes since its approval. This has led to a more operational approach based on three layers of protection: • Planning and preparation: At the worksite level, planning requires collaboration to ensure resources and supervision for SIF prevention. Preparedness is at the crew level to eliminate improvisation. • Control and verification: This involves controlling SIF risks through direct, mitigating, and administrative interventions and the implementation of Ferrovial HSW standards. Verification includes pre-start and ongoing checks to ensure SIF risk controls are in place. • Culture, competence, and awareness: Competence is essential for all work activities, with some requiring specific qualifications. Situational awareness is crucial and may serve as the last defense layer for SIF prevention. As part of the 2024 Health, Safety, and Wellbeing Strategic Plan, various activities were implemented involving all of the strategy's pillars, focusing on leadership, training, competency, resilience, and engagement: • Leadership: Fostering transparency and accountability, focusing on the quality and outputs from leadership engagements and executive incident reviews (EIR). In 2024, Executive Incident Reviews analyzed “high potential events” that could have resulted in serious injury or fatality. A new leadership indicator was established to monitor the closure of actions related to executive incident reviews, and the fourth edition of the Chairman Health, Safety, and Wellbeing Awards was held. • Competency: Developing team members through a competency framework, to inspire and empower safe work practices. The “License to Operate” program, launched in 2020, aims to identify critical health, safety, and wellbeing positions by defining specific competencies. To reinforce this initiative, the program Safety Leadership for Supervisors and Managers (SLSM) trains leaders to supervise safety, influence, advise, guide, direct, and manage, developing basic leadership and safety management skills. Frontline leaders are empowered to understand, communicate, and drive health, safety, and wellbeing. • Resilience: Advancing continuous improvement by learning from experiences to innovate and reduce risk. The focus was shifted from reacting to high potential events to proactively identifying high potential conditions and behaviors through health and safety observations. As the organization focuses on implementing improvement actions, the business for SIF prevention can be improved. Improvement actions come from various sources, including health and safety observations, safety inspections, audits, field suggestions, and executive incident reviews. • Engagement: Promoting a culture of care where team members look out for one another and speak out about unsafe situations. In 2024, initiatives were launched under this pillar of the strategy: the fourth edition of the Health, Safety, and Wellbeing Week, emphasizing the operational approach and its layers of defense, starting with the first layer: “Planning and Preparation” to reduce and eliminate risk through planning, and daily preparation for safe work execution. Ferrovial's wellbeing strategy, known as HASAVI (Healthy Habits for Life), is integrated into the global Health, Safety and Wellbeing Strategy, and is based on four pillars: physical, mental, social, and financial wellbeing. Given the geographic dispersion and complexity of the organization, the wellbeing strategy is developed both globally and locally to adapt to specific work environments. Key elements of Ferrovial’s wellbeing strategy include: • Wellbeing Committee: This committee, composed of representatives from all business units, is tasked with establishing the wellbeing roadmap for the Company. • Governance system: A coordinated network involving HR, HSW, the Ambassadors network, and the Communication Department ensures internal partnerships and stakeholder engagement. • Ambassadors network: Over 100 well-being ambassadors worldwide identify needs and launch health-related initiatives, promoting a culture of wellbeing throughout Ferrovial. • Training: In 2024, new training pathways were introduced through eLearning and LinkedIn modules. Specific training for managers on mental health and team care is scheduled for early 2025. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_125

• Calendar and communications: Ferrovial employs a robust communication strategy for health and wellbeing, utilizing various channels to highlight prevention and dissemination campaigns. In 2024, around 68 posts were shared on the corporate intranet, garnering over 5,898 views and 209 interactions. Additionally, 335 posts on internal social media channels achieved 189,418 views and 2,101 engagements. In each of the four wellbeing pillars, the following actions are highlighted: • Physical Well-being: – Global platform/app: In 2024, United Heroes saw a 53.9% increase in registered users. – Health Agreements: Partnerships with health centers, gyms, online platforms, and physiotherapy. – Sporting events: Soccer, paddle tennis, Olympics and mountain outings. – Workshops: Guides and workshops on prevention and awareness. – Participation in charity races. – Group activities: Weekly yoga, Pilates, boxing, global training and indoor cycling sessions. – Nutrition: Personalized advice from nutritionists. – On-site and online workshops: menopause, cancer prevention, cardiovascular health campaigns, etc. • Mental and emotional wellbeing: – Psychological support programs for employees and families. – Specific workshops on emotional management and personal growth (resilience, self-leadership, mental health, eating disorders, etc.). – Mindfulness practices. • Social well-being: – Team building activities. – Healthy breakfasts. – Promotion of family activities: hiking, nordic walking, etc. – Volunteer actions and community involvement. – Application of positive psychology and generation of healthy ecosystems within the workplace. • Financial well-being: – Promotion of Ferrovial's financial support programs to employees. – Flexible compensation plans. – Specific in-person and online training in finance. – Guides for better financial management. To fully leverage all opportunities identified, Ferrovial implemented the following actions: • Enhancing productivity and job satisfaction: The Company fosters a culture of prevention and responsibility, improving working conditions, reducing workplace accidents and occupational illnesses, and lowering absenteeism. These actions contribute to employee satisfaction and retention. • Attraction and retention of talent: By focusing on high-value technological projects, Ferrovial allows employees to develop in innovative and professionally attractive areas, reducing staff turnover and boosting motivation and engagement. • Training and professional development: Training and reskilling programs ensure employees acquire necessary skills in an evolving work environment. Support measures such as career counseling, coaching, internal outplacement, and early retirement plans are provided during organizational changes. • Diversity and inclusion: Ferrovial promotes diverse teams to enhance creativity and innovation, contributing to project success and improving global competitiveness. These initiatives strengthen Ferrovial’s position as a benchmark employer in its key markets and drive positive changes both within the organization and in society. The results for 2024 were highly positive, with significant increases in participation and adherence to various initiatives. Wellbeing emerged as the most improved factor in the latest survey, with 91% of employees believing HASAVI enhances the working environment and relationships with colleagues, and 82% feeling it contributes to improved productivity, creativity, and concentration. Finally, Ferrovial adopts a comprehensive and rigorous approach to the protection and handling of personal data, ensuring that its practices do not cause or contribute to material negative impacts on its workforce. The Company strictly complies with current data protection legislation and implemented updated mechanisms that include internal controls, regular audits and training for employees on the correct management of personal data. In situations where tensions may arise between business pressures and the need to mitigate negative impacts, the Company always prioritizes compliance with data protection regulations, ensuring that the security and privacy of information are not compromised. Transparency in monitoring and complying with these regulations is fundamental to its reporting, reflecting its commitment to best practices in data protection and respect for its workforce. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 126_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

S1 - 5: TARGETS RELATED TO MANAGING MATERIAL NEGATIVE IMPACTS, ADVANCING POSITIVE IMPACTS, AND MANAGING MATERIAL RISKS AND OPPORTUNITIES Employees’ health and safety are fundamental pillars of Ferrovial's sustainability and corporate responsibility strategy. The Company is committed to ensuring safe working environments and promoting the physical and mental well-being of its personnel. The Company's objectives include: • Prevention of occupational risks: Reducing workplace accidents through advanced safety measures, training and awareness systems. • Promotion of health and well-being: Encouraging healthy habits and overall employee well-being. • Regulatory compliance: Maintaining high safety standards on all projects, exceeding legal requirements and adopting international best practices. • Safety culture: Engaging all organizational levels to consolidate a preventive safety culture. • Safety innovation: Applying advanced technologies to continuously identify risks and improve working conditions. Regarding diversity, it means fostering a work environment based on equality, equity, and performance, which not only recognizes but also values differences and generates real opportunities for each person to develop their full potential and contribute the best of themselves.The company also promotes gender diversity by encouraging female representation at all organizational levels, including leadership positions. As a global group, Ferrovial values and leverages multiculturalism, promoting collaboration among diverse teams. Ferrovial has set a goal of achieving 30% women in management and leadership positions. The company has also set ambitious goals for the training and qualification of its employees, focusing on several key aspects: developing talent, fostering innovation, improving competitiveness and adapting to change. Ferrovial ensures the involvement of its workforce and their representatives in defining objectives related to the management of material impacts, both negative and positive, as well as material risks and opportunities. This participation is reflected in records such as the minutes of the National Negotiation Table, Works Committees, and business associations where Ferrovial actively participates as a member of negotiation committees with unions. These forums provide a platform for dialogue and collaboration, enabling representatives to contribute directly to the establishment of impactful objectives aligned with the company’s priorities and challenges. As part of the annual objective-setting process, employees propose their KPIs in collaboration with their hierarchical manager, who validates them. At the end of the year, the manager reviews the achievement level of these KPIs/objectives, which directly impacts the variable remuneration the employee receives. During the annual Talent Review process, the manager evaluates the employee's competencies, strengths, and areas for improvement. The employee also completes a self-assessment of these areas. The results of this process are reflected in the Individual Development Plan (IDP), where joint development actions are identified (including training, shadowing activities, mentoring, new projects, temporary assignments, internal mobility, etc.). This process is conducted for the White Collar population. The company annually shares detailed information with social representatives regarding the degree of compliance with established objectives, which are entered into the Workday tool and displayed on the employee's profile, which can be accessed at any time throughout the year for monitoring purposes. Supporting evidence includes minutes from the Monitoring Committee for variable compensation by objectives, highlighting the structured approach to keeping representatives informed and engaged in evaluating progress and aligning results with organizational goals. This engagement is formalized through agreements signed with union sections at a global level across the organization. S1 - 6: CHARACTERISTICS OF THE UNDERTAKING’S EMPLOYEES Ferrovial compiles employee data through a structured process to ensure accuracy and consistency: • Extraction from Workday: For integrated countries and businesses, data is retrieved through specific reports. • Validation and upload to Enablon: Contributors review and upload data using standardized templates. • Management outside Workday: In non-integrated countries, data is collected from local systems and updated in Enablon. • Key assumptions: The most recent and validated data is prioritized, ensuring consistency across regions and compliance with reporting standards. Therer are no estimations for the calculation related to the total head of employees, only the total hours in the gender pay gap in the remuneration area. To see more information refer to ESRS 2, BP-2. This approach ensures reliable and standardized data collection across the organization. Employee data is categorized as "Full-Time" or "Part-Time" and analyzed for trends. Any significant variations from prior periods are reviewed collaboratively with the respective units to identify their root causes. Both the number of employees at the end of the period and the average number of employees throughout the year are reported. To see the information about the total employees in the Financial statements, refer to Consolidated financial statements Section 2: Profit (LOSS) for the year 2.3 Staff Costs. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_127

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

EMPLOYEES

Employee head count in countries where the undertaking has at least 50 employees representing at least 10% of its total number of employees.

Country	Number of employees (head count)
Poland	6,701
Spain	6,183
Chile	4,468
United States	4,604
United Kingdom	1,139
Other countries	2,406
TOTAL	**25,501**

Employees by contract type, broken down by gender

	Female	Male	Other	Not Disclosed	Total
Number of employees	4,511	20,990	0	0	**25,501**
Temporary contract	641	3,328	0	0	**3,969**
Permanent contract	3,870	17,662	0	0	**21,532**
Non guaranteed hours	0	0	0	0	–
Number of part-time employees (head count)	89	148	0	0	**237**
Number of full-time employees (head count)	4,422	20,842	0	0	**25,264**

Employees by contract type, broken down by region

	Europe	America	Asia	Africa	Oceania
Nº of employees (head count)	15,002	10,135	190	1	173
Temporary contract	92	958	0	0	5
Permanent contract	12,354	9,177	3	1	168
Non guaranteed hours	0	0	0	0	0

Geographical Axis	Europe	Africa	America	Asia	Oceania	Total Value
Number of employees (head count)	15,002	1	10,135	190	173	25,501
Number of part-time employees (head count)	156	0	76	0	5	237
Number of full-time employees (head count)	14,846	1	10,059	190	168	25,264

Number of employees at year-end by region and gender

	2023			2024		
	Men	Women	Total	Men	Women	Total
Poland	4,706	1,643	6,349	4,913	1,788	6,701
Spain	4,829	1,000	5,829	5,096	1,087	6,183
Chile	4,412	405	4,817	4,028	440	4,468
United States	3,781	584	4,365	4,008	596	4,604
United Kingdom	856	284	1,140	874	265	1,139
Germany	785	4	789	793	6	799
Canada	483	70	553	558	73	631
Colombia	161	68	229	117	61	178
Turkey	157	27	184	157	27	184
Australia	120	55	175	119	54	173
Portugal	105	61	166	66	49	115
Puerto Rico	117	19	136	213	32	245
France	20	10	30	24	18	42
Netherlands	8	4	12	7	6	13
Peru	4	4	8	4	4	8
Slovakia	4	0	4	4	2	6
Saudi Arabia	4	0	4	3	0	3
Ireland	1	1	2	1	1	2

128_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Italy	0	2	2	0	2	2
Oman	2	0	2	0	0	0
Tunisia	1	0	1	1	0	1
Brazil	1	0	1	1	0	1
India	1	0	1	3	0	3
TOTAL	**20,558**	**4,241**	**24,799**	**20,990**	**4,511**	**25,501**

NEW EMPLOYEE HIRES AND EMPLOYEE TURNOVER

The total number of new hires in 2024 was 16,043 (10,495 in 2023), which corresponds to a total hiring rate of 62.91% (42.32% in 2023), compared to the year-end workforce. The breakdown by country, gender and age is as follows:

		<30	30 - 50	>50	Subtotal	TOTAL 2024	TOTAL 2023
Spain	Men	316	353	353	1,022	**1,201**	**1,604**
	Women	88	73	18	179		
U.S.	Men	781	629	366	1,776	**1,933**	**1,940**
	Women	66	65	26	157		
Canada	Men	135	199	180	514	**561**	**640**
	Women	20	14	13	47		
United Kingdom	Men	43	35	22	100	**128**	**201**
	Women	11	10	7	28		
Poland	Men	318	443	231	992	**1,340**	**1,234**
	Women	149	167	32	348		
Latin America	Men	2,891	4,283	2,518	9,692	**10,163**	**4,031**
	Women	188	210	73	471		
Rest of countries	Men	161	263	256	680	**717**	**845**
	Women	12	17	8	37		
TOTAL	Men	4,645	6,205	3,926	14,776	**16,043**	**10,495**
	Women	534	556	177	1,267		
	Subtotal	**5,179**	**6,761**	**4,103**	**16,043**		

The number of leaves and the turnover rate in 2024 was:

Leaves	2024																		
	Voluntary						Involuntary						Total						Total by category
	Men			Women			Men			Women			Men			Women			
	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	
Executive Committee	0	0	1	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	1
BU Executive Committee and Corporate Director	0	2	4	0	0	0	0	0	1	0	0	0	0	2	5	0	0	0	7
Affiliate Executive Committee & Head of Department	0	11	8	0	2	0	0	1	8	0	2	0	0	12	16	0	4	0	32
Business Positions Leads	0	6	4	0	0	0	0	0	9	0	0	0	0	6	13	0	0	0	19
Manager	5	101	73	1	30	5	1	21	27	0	6	4	6	122	100	1	36	9	274
Senior Professional / Supervisor	18	66	27	11	36	10	11	42	25	1	6	2	29	108	52	12	42	12	255
Professional	137	161	61	78	105	9	39	84	54	12	32	8	176	245	115	90	137	17	780
Admin Staffs/Support	27	28	14	43	36	16	27	41	9	32	32	15	54	69	23	75	68	31	320

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Blue Collar	949	1,391	955	55	97	48	2,839	4,380	2,874	111	118	36	3,788	5,771	3,829	166	215	84	13,853
Subtotal by age	1,136	1,766	1,147	188	306	88	2,917	4,569	3,007	156	196	65	4,053	6,335	4,154	344	502	153	
Subtotal by gender			4,049			582			10,493			417			14,542			999	15,541
Total						4,631						10,910						15,541	

Leaves	2024																		
	Voluntary						Involuntary						Total						Total by category
	Men			Women			Men			Women			Men			Women			
	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	
Manager and higher categories	5	120	90	1	32	5	1	22	45	0	8	4	6	142	135	1	40	9	333
Senior Professional / Supervisor	18	66	27	11	36	10	11	42	25	1	6	2	29	108	52	12	42	12	255
Professional	137	161	61	78	105	9	39	84	54	12	32	8	176	245	115	90	137	17	780
Admin Staffs/Support	27	28	14	43	36	16	27	41	9	32	32	15	54	69	23	75	68	31	320
Blue Collar	949	1,391	955	55	97	48	2,839	4,380	2,874	111	118	36	3,788	5,771	3,829	166	215	84	13,853
Subtotal by age	1,136	1,766	1,147	188	306	88	2,917	4,569	3,007	156	196	65	4,053	6,335	4,154	344	502	153	
Subtotal by gender		4,049			582			10,493			417			14,542			999		15,541
TOTAL				4,631						10,910						15,541			

Turnover rate (%)	2024																	
	Voluntary						Involuntary						Total					
	Men			Women			Men			Women			Men			Women		
	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>50	<30	30-50	>45	<30	30-50	>50
Subtotal by age	4.29	6.49	4.03	0.70	1.18	0.34	11.25	17.43	11.28	0.61	0.80	0.28	15.54	23.92	15.31	1.31	1.98	0.62
Subtotal by gender		14.81			2.22			39.96			1.69			54.77			3.91	
TOTAL TURNOVER RATE			17.03						41.65						58.68			

DIVERSITY IN GOVERNING BODIES AND EMPLOYEES

Workforce at year-end data by professional category, line of business and gender is as follows:

Workforce at year-end		2024											
		Executive Committee	BU Executive Committee and Corporate Director	Affiliate Executive Committee & Head of Department	Business Positions Leads	Manager	Senior Professional / Supervisor	Professional	Administratives assistants / Support	Blue collar	Subtotal	TOTAL 2024	TOTAL 2023
Corporation/ Other	Men	10	42	52	4	95	217	122	62	3,562	4,166	4,867	508
	Women	3	13	33	3	63	114	101	95	276	701		
Construction	Men	0	21	176	252	2,061	1,116	2,384	595	8,151	14,756	18,131	19,362
	Women	0	3	43	17	524	507	1,386	622	273	3,375		
Toll Roads	Men	0	9	23	13	59	76	52	5	245	482	682	677
	Women	0	1	10	0	21	52	33	19	64	200		
Energy	Men	0	5	19	10	37	122	70	3	1,129	1,395	1,589	4,021
	Women	0	3	4	1	11	32	29	21	93	194		
Airports	Men	0	3	13	0	10	15	62	15	73	191	232	231
	Women	0	2	3	0	3	1	15	15	2	41		
TOTAL 2024	**Men**	10	80	283	279	2,262	1,546	2,690	680	13,160	20,990	25,501	24,799
	Women	3	22	93	21	622	706	1,564	772	708	4,511		
TOTAL 2023	**Men**	11	60	255	273	2,234	1,442	2,703	670	12,910	20,558		
	Women	2	14	83	16	589	650	1,482	766	639	4,241		

130_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

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S1 - 8: COLLECTIVE BARGAINING COVERAGE AND SOCIAL DIALOGUE

Ferrovial promotes an inclusive and participatory social dialogue environment in the European Economic Area (EEA), ensuring that its employees are represented at both establishment and European level. This commitment is reflected in the fact that 62.5% of its global workforce is covered by collective bargaining agreements. Employee representation is materialized through their participation in committees and negotiating tables, where key aspects such as working conditions, safety and employee welfare are discussed and agreed. Ferrovial also facilitates continuous communication between management and employee representatives at each plant, ensuring that their concerns and suggestions are heard and addressed.

PERCENTAGE OF EMPLOYEES COVERED BY COLLECTIVE BARGAINING AGREEMENTS

	Employees represented	% 2024	% 2023
Spain	4,409	99.6%	100.0%
United States	41	0.9%	0.3%
Canada	77	12.2%	13.9%
United Kingdom	0	0.0%	6.0%
Poland	5,121	79.4%	78.9%
Latin America	4,064	87.3%	84.0%
Other countries	127	9.4%	10.1%
TOTAL	**13,839**	**60.9%**	**62.5%**

Coverage Rate	Collective Bargaining Coverage (Employees – EEA) (for countries with >50 empl. representing >10% total empl.)	Collective Bargaining Coverage (Employees – Non-EEA) (estimate for regions with >50 empl. representing >10% total empl.)	Social Dialogue (Workplace representation – EEA only) (for countries with >50 empl. representing >10% total empl.)
0-19%		U.S.	
20-39%			
40-59%			
60-79%	Poland		Poland
80-100%	Spain	Chile	Spain

For Ferrovial, the social partners are fundamental and are always legitimate from a legal point of view, having been elected through electoral processes carried out by the workers they represent or belonging to trade union federations that are representative of the sectors in which the Company operates. This structure ensures that employees' voices are adequately represented and that their interests are effectively defended in negotiations and social dialogues, both at local and European levels.

Within the framework of its operations in the EEA, in 2023, Ferrovial signed 134 collective bargaining agreements, a slightly lower figure than the 147 in 2022. These agreements not only regulate essential aspects of labor relations, but also incorporate specific clauses on occupational risk prevention, occupational health and safety, adapting to local regulations in each country. In the 2023 collective bargaining process, Ferrovial renewed or improved these provisions in some cases, as part of its commitment to the health, safety and well-being of its employees.

In Spain, 100% of the employees in the construction business are represented by trade unions. Even in cases where there are no Works Councils or workers' representatives, they are represented by Union Sections, with which a State Negotiation Table was set up. This level of representation ensures comprehensive coverage for employees and strengthens social dialogue in the country. Ferrovial is working to provide similar data on union representation in other EEA countries where it has a significant presence. In addition, employees represented in the social dialogue in the EEA countries (Spain and Poland) account for 37.81% (with a total of 9,643 employees).

At the European level, Ferrovial strengthens its commitment to worker representation through a Framework Agreement signed in 2012 with the UGT FICA and Comisiones Obreras unions, as well as with the International Federation of Trade Unions (BWI). This agreement promotes the protection of labor rights in the construction and infrastructure sectors and guarantees a continuous democratic dialogue between the company and workers' representatives through collective bargaining. This framework also ensures that workers' interests are aligned with international standards of labor representation and respect.

Outside the EEA, Ferrovial also maintains a high level of commitment to collective bargaining. However, the information on the percentage of employees covered by collective bargaining agreements in these regions should be expanded, which will more fully reflect the overall scope of its social dialogue initiatives.

In this way, Ferrovial reinforces its commitment to an inclusive work environment, backed by effective union representation and continuous social dialogue that guarantees the well-being, safety and rights of all its employees.

Ferrovial does not have a European Works Council. Each company or subsidiary we have in European countries has its own union representation. However, in Construction we signed an agreement with the BWI, the grouping of international trade unions (attached agreement) that promotes the development of unions in our sector and ensures compliance and safeguards workers' rights.

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S1-9: DIVERSITY METRICS

Category 2024	Permanent		Temporary		Total		Total	Percentage	
	Men	Women	Men	Women	Men	Women	2024	Men	Women
Manager and higher categories (Executive, Senior Manager, Head of Department, etc)	2,778.0	723.7	169.2	24.3	2,947.2	748.0	3,695.2	79.8 %	20.2 %

At Ferrovial, the term "Top Management " refers to professionals holding strategic leadership positions within the organization. For identification purposes, the classification includes Manager and higher-level categories, such as Executive, Senior Manager, and Head of Department, among others. These roles play a key function in decision-making, defining and implementing corporate strategy, and overseeing company operations.

2024	Age Group	Gender	Nº employees	% employees
TOTAL WORKFORCE BY AGE GROUP	0-30	Women	1,056	4.1
		Men	3,731	14.7
	30-50	Women	2,538	9.9
		Men	10,016	39.3
	>50	Women	917	3.6
		Men	7,243	28.4
	TOTAL 2024	**Women**	**4,511**	**17.7**
		Men	**20,990**	**82.3**

Category	Men	% Men Variation 2024/2023	Women	% Women Variation 2024/2023
Executive Committee	10	-9%	3	50 %
BU Executive Committee and Corporate Director	80	33%	22	57 %
Affiliate Executive Committee & Head of Department	283	11%	93	12 %
Business Positions Leads	279	2%	21	31 %
Manager	2,262	1%	622	6 %
Senior Professional / Supervisor	1,546	7%	706	9 %
Professional	2,690	0%	1,564	6 %
Admin Staff/Support	680	1%	772	1 %
Blue Collar	13,160	2%	708	11 %

Ferrovial set a clear and measurable objective aligned with its Diversity Policy: to ensure that the Leadership Team consists of at least 30% women and at least 30% men by December 2025. For the purpose, "Leadership Team" 1 refers to: Ferrovial's Management Committee, Corporate Directors, Business Units' Directors and their direct reports with "Head of" category. In addition, with respect to the goals, the applicable legal requirements of the relevant jurisdiction, including employment and labor law considerations, will be appropriately considered.It is important to highlight that the definition of the "Leadership Team" used in this section differs from the classification of organizational levels presented the previous tables. The Ferrovial Leadership Team (FLT) is a specifically defined ad hoc group, whose composition is outlined in the Company's Diversity Policy. Unlike the general organizational structure reflected in the tables, the composition of the FLT does not follow the same hierarchical categorization but instead adheres to specific criteria established to meet strategic diversity objectives.

Furthermore, data regarding the composition of the FLT is produced manually on a monthly basis, allowing for detailed and up-to-date monitoring of its evolution. According to the most recent data, the current percentage of female representation in the FLT stands at 26.2%, demonstrating Ferrovial's commitment to gender equity and progress toward the 2025 target.

This is an absolute goal calculated as a percentage, specifically targeting leadership and management positions.

The target does not rely on a specific baseline year, as it considers the current number of employees in the Ferrovial Leadership Team for each year of calculation. Additionally, an interim milestone of 27% was established to monitor progress toward the final goal. This is a cross-cutting objective that spans the entire Company and aligns with Ferrovial's diversity and inclusion strategy.

The definition of this objective involves the participation of the CEOs of the different business units, highlighting its strategic and company-wide nature. Progress toward achieving this goal is reviewed quarterly to ensure it is met within the defined timeframe. The applicable legal requirements of relevant jurisdiction, including employment and labor law considerations, will also be appropriately considered.

132_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

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S1 - 10: ADEQUATE SALARIES

Ferrovial reaffirms its commitment to ensuring that all its employees receive an adequate salary, aligned with relevant standards and benchmarks in each country where it operates. This commitment is validated annually through an analysis based on data from the Living Wage Foundation, which evaluates essential factors such as food, water supply, housing, transportation, clothing, healthcare, education and payment of taxes, among others. The results of this analysis confirm that **97% of employees in the countries where the Company is most active—Spain, United Kingdom, Chile, United States, Poland, Australia, Canada, Colombia, Portugal, Puerto Rico, and Turkey—receive salaries above the living wage.**

For the remaining 3%, additional measures are being assessed to further align compensation with living wage benchmarks, reinforcing Ferrovial's commitment to fair and competitive remuneration across all its operations.

Compliance within the European Economic Area (EEA)

In the EEA, Ferrovial ensures that, in countries with a legal minimum wage, remuneration complies with these regulations. In cases where there is no established minimum wage, the lowest employee salary is compared to regional indicators and international standards, such as 60% of the national average salary and 50% of the average gross salary. These references are aligned with Directive (EU) 2022/2041 on adequate minimum wages in the European Union. Ferrovial also ensures that salaries are above the living wage in all countries where it has relevant activity.

In Spain, for example, the minimum wage in the construction sector is regulated by the minimum wage tables of the provincial collective bargaining agreements and the General Sector Agreement. Ferrovial guarantees that, with specific exceptions and in the case of new hires with experience, the salaries paid exceed these minimum wage tables.

Compliance outside the EEA

Outside the EEA, Ferrovial complies with local minimum wage legislation in all countries where it operates, ensuring that no employee receives less than the minimum wage established at national or subnational level, either by legislation or collective agreements. In cases where there are no legal instruments or collective agreements regulating the minimum wage, the Company uses international benchmark indices. Ferrovial aligns itself with the standards of the Sustainable Trade Initiative (IDH) and the methodologies of the Wage Indicator Foundation and the Fair Wage Network. These methodologies, such as the one developed by Anker, ensure that salaries are adequate to cover employees' basic needs and respect the principles of collective bargaining.

Methodology and guarantees

To guarantee a homogeneous and transparent approach, Ferrovial uses internationally recognized methodologies, such as those provided by the Wage Indicator Foundation, which comply with the criteria established in the Living Wage Roadmap initiative. These methodologies ensure that salaries are appropriate and aligned with the principles of sustainability and employee welfare. Collective bargaining is also prioritized as a fundamental tool for establishing fair working conditions.

S1-12: PEOPLE WITH DISABILITIES

The General Law on the Rights of Persons with Disabilities and their Social Inclusion (LGDPD in Spanish) establishes that persons with disabilities are those who have physical, mental, intellectual or sensory impairments, foreseeably permanent, which, when interacting with various barriers, may prevent their full and effective participation in society, on an equal basis with others.

Following this provision, the LGDPD specifies that for all purposes, the following shall be considered persons with disabilities:

a) Persons with disabilities are those who have been recognized as having a degree of disability equal to or greater than 33 percent.

b) Social Security pensioners who have been granted a permanent disability pension in the degree of total, absolute or severe disability, and pensioners of passive classes who have been granted a retirement or retirement pension due to permanent disability for service or uselessness.

The number of employees as of December 31, 2024, with a disability of 33% or greater was 175 (121 in 2023), which represents 0.7% of the total workforce at the end of the period.

If an employee voluntarily decides to disclose their disability to the Company, they must provide a series of documents to be eligible for disability-related assistance. To be recognized as a person with a disability and to manage the corresponding assistance, the employee must upload a certificate endorsed by an official body to the HR system, certifying that they have at least a 33% disability.

For this purpose, Ferrovial makes a global tool available to the employee called Workday, which compiles detailed data related to the HR area. This tool consolidates the data of all employees, allowing us to extract consolidated or detailed information on each of them.

S1 - 14: HEALTH AND SAFETY METRICS

WORKER REPRESENTATION ON FORMAL WORKER-COMPANY HEALTH AND SAFETY COMMITTEE

	2022	2023	2024
Percentage of employees represented on Health and Safety Committees	85.0	73.0	84.0

WORKERS COVERED BY AN OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT SYSTEM (ISO 45001)

	2022	2023	2024
Workers covered by an occupational health and safety management system (%)	87.0	77.0	80.0

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INJURIES DUE TO OCCUPATIONAL ACCIDENTS

OCCUPATIONAL DISEASES AND ILLNESSES

ESRS METRICS	2022	2023	2024
Total recordable frequency rate	3.9	5.5	6.3
Total recordable frequency rate (including contractors)	6.6	5.7	4.9
Nº total recordables injuries	285	272	315
Nº total recordables injuries (i/cont.)	545	550	584
Number of days lost (mil, days)	7524	8365	9085
Number of employees fatalities	3	1	2
Number of contractors fatalities	2	0	5
Number of cases of recordable work-related ill health (employees)	48	11	7

ENTITY SPECIFC METRICS	2022	2023	2024
Frequency rate	3.2	4.7	4.7
Frequency rate (including contractors)	3.3	4.3	4.1
Severity rate	0.10	0.2	0.2
Absenteeism rate	5.61	4.4	4.9
Occupational Disease Frequency Rate	0.65	0.2	0.1
Absenteeism hours (mill. hours)	4.12	2.1	2.5

The number of cases of occupational diseases was 7 in 2024 (11 in 2023).

*Frequency rate = number of accidents with lost time sick leave*1,000,000/No. hours worked*

*Total recordable frequency rate = total recordable accidents injuries*1,000,000/No. hours worked*

*Severity rate = number of lost days due to injuries *1,000/no. hours worked*

Note: accident rate data are given as ratios only, as they are a reliable representation of the company's health and safety performance. The significant variations in the indicators shown are mainly due to the divestment processes undertaken by the company in the last two years.

All fatalities have been properly investigated in an Executive Incident Review, with the top management in attendance and different actions were raised and taken as result. To change the negative trends, in addition to the 2024 HSW Plan approved, a "Plan de Choque" was prepared and implemented, with Global corporate actions and Business Unit specific actions, including, among other, different campaigns, stand downs and initiatives to improve HSW awareness among employees and contractors. Furthermore, the 2025-2026 HSW action plan approved is focused in SIF risks, contractor management and supervision, process improvement and culture & awareness

In Ferrovial, all subsidiaries operate under a health and safety system based on the requirements of the legislation and regulations required in the country. In addition, in those countries or in the case of contractual requirements, these systems are certified by a third party in accordance with local or international regulations, as appropriate. To see more information about the Health and Safety strategy go to ESRS S1, S1-4.

S1 - 16: COMPENSATION METRICS (PAY GAP AND TOTAL COMPENSATION)

ANNUAL TOTAL COMPENSATION RATIO*

	2022	2023	2024
TOTAL Ferrovial	112.08	116.12	194.09
U.S.	8.99	9.66	18.17
Spain	13.18	14.67	21.70
Poland	17.26	17.84	36.92
United Kingdom	10.58	5.25	9.14
Chile	16.31	16.44	26.53

**In 2024, the "ANNUAL TOTAL COMPENSATION RATIO" calculation methodology has been updated to comply with CSRD regulation. It now uses the median of employee total target compensation per country, unlike the 2022 and 2023 method based on average annual remuneration of employees. 97.48% of the workforce is covered.*

The ratio between (i) the total annual remuneration of the executive with the highest total annual remuneration in the country and (ii) the median annual remuneration of the employees of the country, whereby:

- The total remuneration of the executive with the highest total annual compensation in the country includes all remuneration components (such as fixed remuneration, annual variable remuneration, share-linked plans, and remuneration in kind).
- The median annual remuneration of employees is determined by calculating the median of the total target compensation of the employees of each country.

134_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

RATIO OF BASIC SALARY AND REMUNERATION OF WOMEN VS. MEN

2024 gender pay gap (expressed in euros and hourly wage) by country.

Data as of 12/31/2024 - Base Salary + Salary Supplements (*):

Country	Gender	No. employees	% employees	Median salary	Average salary	% gender pay gap (median salary)	% gender pay gap (average salary)
Spain	Women	1,087	18.0%	€23.90	€29.60	-11.24%	-1.61%
	Men	5,096	82.0%	€21.48	€29.13		
United Kingdom	Women	265	23.0%	€25.74	€31.04	16.42%	10.93%
	Men	874	77.0%	€30.80	€34.85		
U.S.	Women	596	13.0%	€35.74	€43.19	-7.97%	-10.36%
	Men	4,008	87.0%	€33.10	€39.14		
Poland	Women	1,788	27.0%	€13.88	€16.05	-17.51%	1.80%
	Men	4,913	73.0%	€11.81	€16.34		
Chile	Women	440	10.0%	€7.86	€9.19	1.98%	1.45%
	Men	4,028	90.0%	€8.02	€9.33		
Canada	Women	73	12.0%	€25.69	€33.45	4.83%	-11.81%
	Men	558	88.0%	€26.99	€29.92		
GLOBAL GENDER PAY GAP 2024	**Women**	**4,249**	**18.0%**	**€19.35**	**€23.24**	**-1.83%**	**2.10%**
	Men	**19,477**	**82.0%**	**€19.00**	**€23.74**		
GLOBAL GENDER PAY GAP 2023	**Women**	**3,986**	**17.0%**	**€36,438**	**€43,627**	**-12.73%**	**-0.65%**
	Men	**19,067**	**83.0%**	**€32,323**	**€43,345**		
GLOBAL GENDER PAY GAP 2022	**Women**	**3,780**	**21.0%**	**€36,424**	**€42,199**	**-8.87%**	**3.24%**
	Men	**18,532**	**79.0%**	**€33,457**	**€43,610**		

The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

The global gender pay gap, in terms of the median, remains favorable to women, although this difference has narrowed, indicating a trend toward greater pay equity. In terms of average, a slight shift in favor of men was observed when comparing the 2023 data with that of 2024. These data reflect a minimal gap percentage, indicating a trend toward reducing the gender pay gap. The sample included in the analysis represents 93% of the total workforce at the end of the period, covering employees from the countries with the most significant relevance to the Company's activities. The remaining 7% of the workforce corresponds to countries where the activity is not as significant or where the number of employees per country is not material.

(*) Salary supplements are considered to be those additional remunerations to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (for example, language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the target variable was taken into account.

Due to the methodological update implemented in this reporting cycle to align with CSRD requirements, remuneration data was recalculated using hourly wages instead of annual salaries. As a result, it is not possible to provide direct comparative data with previous periods for absolute remuneration values. However, since the pay gap is expressed as a percentage, this methodological change does not impact the comparability of its evolution over time. Therefore, the pay gap comparison with previous years is presented, ensuring consistency and continuity in the Company's pay equity analysis.

The global median data is calculated as the average of the medians of the different countries.

The number of hours worked has been estimated based on the working hours per day and the number of working days in each country.

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_135

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Gender pay gap 2024 (expressed in euros and hourly wage) by country. Professional category

Data as of 12.31.2024 - Base Salary + Salary Supplements (*):

	Professional category	Gender	Nº employees	% employees	Average salary	% Average gender pay gap
TOTAL WORKFORCE BY PROFESSIONAL CATEGORY	Manager and superiors (**)	Women	743	21%	€41.98	12.17%
		Men	2,826	79%	€47.80	
	Senior Professionals/ Supervisors	Women	690	32%	€28.74	14.30%
		Men	1,462	68%	€33.54	
	Professionals	Women	1,482	38%	€18.08	29.63%
		Men	2,442	62%	€25.70	
	Admin Staff/Support	Women	689	52%	€17.03	-2.06%
		Men	629	48%	€16.69	
	Blue Collar	Women	645	5%	€14.02	17.00%
		Men	12,118	95%	€16.90	
	TOTAL 2024	**Women**	**4,249**	**18%**	**€23.24**	**2.10%**
		Men	**19,477**	**82%**	**€23.74**	

The Total Global Gender Pay Gap for 2022 and 2023 calculated by hourly wage is not provided, as the calculation method in previous years was different from this year to comply with Spanish regulations. Additionally, in 2024 we observed that the percentage of the Total Global Gap does not change when comparing annual salary with hourly wage.
The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

The global gender pay gap, in terms of the median, remains favorable to women, although this difference has narrowed, indicating a trend toward greater pay equity. In terms of average, a slight shift in favor of men was observed when comparing the 2023 data with that of 2024. These data reflect a minimal gap percentage, indicating a trend toward reducing the gender pay gap. The sample included in the analysis represents 93% of the total workforce at the end of the period, covering employees from the countries with the most significant relevance to the Company's activities. The remaining 7% of the workforce corresponds to countries where the activity is not as significant or where the number of employees per country is not material.

(*) Salary supplements are considered to be those additional remunerations to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (for example, language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the target variable was taken into account.
(**) This category includes: BU Executive Committee and Corporate Director, Affiliate Executive Committee & Head of Department, Business Positions Leads, and Managers.

Due to the methodological update implemented in this reporting cycle to align with CSRD requirements, remuneration data was recalculated using hourly wages instead of annual salaries. As a result, it is not possible to provide direct comparative data with previous periods for absolute remuneration values. However, since the pay gap is expressed as a percentage, this methodological change does not impact the comparability of its evolution over time. Therefore, the pay gap comparison with previous years is presented, ensuring consistency and continuity in the Company's pay equity analysis.

The number of hours worked has been estimated based on the working hours per day and the number of working days in each country

S1 - 17: INCIDENTS, COMPLAINTS AND SEVERE HUMAN RIGHTS IMPACTS

The number of incidents of discrimination including harassment filed through the Ethics channel and other communication channels affecting the company's own workforce is 58. Of which have been 6 cases of discrimination and 52 cases of harassment identified through the Ethics Channel, all of which have been investigated and resolved or are in process of being investigated .Furthermore, 69 complaints have been filed through channels to raise concerns (including grievance mechanisms). With respect to severe human rights incidents there have been no incidents of such type. Thus no fines, penalties or compensations have been posted of any of the incidents and complaints disclosed above.

136_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

ESRS S2 WORKERS IN THE VALUE CHAIN SBM - 2: INTERESTS AND VIEWS OF STAKEHOLDERS Compliance with legislation in each geography through contracts by composition of the supply chain, mainly by local suppliers. Ferrovial's supply chain varies according to its different divisions, although it is marked by the Construction unit, which concentrates more than 92% of suppliers and orders. It is mainly made up of manufacturers, distributors, and subcontractors, and is characterized by a high number of suppliers, a significant degree of subcontracting, a high percentage of local suppliers, an extremely varied supplier type and the need to adapt to the requirements of each local market. Continuous monitoring and follow-up of contractual compliance in projects. Ferrovial does not directly consider the perspectives of value chain workers in its decision-making. However, it ensures that their working conditions and rights are upheld through mechanisms such as supplier assessments, due diligence processes, and compliance audits. Additionally, Ferrovial promotes ethical labor practices among suppliers and subcontractors, aligning with international labor standards to mitigate potential negative impacts on workers. SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND THE BUSINESS MODEL Ferrovial determines and evaluates real and potential impacts on value chain workers using a comprehensive framework. These impacts are assessed in the context of their relevance to the Company’s strategy and business model. For example, potential risks such as reputational damage due to non- compliance with human rights are directly tied to the Company’s reliance on supply chain partners adhering to fair labor practices. Additionally, positive contributions, such as generating wealth and employment in the communities where Ferrovial operates through its local purchasing policy, showcase how operational strategies are interlinked with broader societal outcomes. These incidents also support Ferrovial’s adaptation of its strategy to align with stakeholder expectations and regulatory demands, thereby reinforcing its commitment to sustainable and responsible business practices. In its Construction division, Ferrovial employs advanced management tools, such as Insite, Supplier360, and BuildAdvisor, to parameterize controls related to the financial, administrative, and production areas of projects. These tools are continuously adapted in response to updates in policies and procedures, regulatory changes, or as part of the Company’s commitment to process improvement. Ferrovial’s requirements regarding workers in its value chain and supplier commitments to these areas are embedded in contractual clauses. This ensures a formal framework for upholding labor standards and managing risks within its supply chain. Ferrovial evaluates risks and opportunities arising from worker-related impacts in its value chain. Negative impacts, such as systemic risks of human rights violations or exploitative labor practices, are addressed through measures like supplier engagement and adherence to international standards. Effective risk management plays a central role in this approach, including the evaluation of suppliers and the implementation of appropriate measures to ensure the quality and safety of supplies. Risks, such as disruptions in the supply chain, are mitigated through continuous monitoring of critical suppliers and the identification of viable alternatives to ensure supply continuity and minimize negative effects. On the other hand, opportunities such as fostering mutual trust with suppliers through improved operability and transparency are leveraged to strengthen long-term relationships and operational efficiency. These efforts emphasize the integration of value chain resilience into the Company’s strategic and operational frameworks. The Company ensures that its disclosure encompasses all workers within its value chain who might be significantly affected. This includes not only those directly employed by Ferrovial but also workers in the supply chain (e.g., those involved in raw material extraction or production processes), downstream operations (e.g., logistics and distribution providers), and in joint ventures or special-purpose entities. Ferrovial expects the same level of respect for human rights, health and safety protection, promotion of employee welfare and equality and diversity from its contractors. For this reason, in accordance with applicable legislation and its supplier and procurement policies, Ferrovial requires responsible behavior from its value chain partners through specific actions such as the mandatory signing of contracts that include human rights and labor standards clauses, periodic audits to verify compliance with these commitments, and monitoring processes to ensure adherence to ethical and sustainability criteria. Additionally, suppliers may be required to participate in training programs and improvement plans if any non-compliance is detected .Therefore, it was not necessary to establish a definition of “workers in the value chain” and no particularly vulnerable groups were identified that require differentiated treatment or for which the policies applicable to other workers do not adequately guarantee their rights. Ferrovial also assesses geographic and sector-specific risks, including potential incidents of child labor or forced labor in regions or sectors where such risks are known to be prevalent. To mitigate these risks, Ferrovial implements due diligence processes and collaborates with suppliers and partners to ensure compliance with human rights standards. The Company monitors the economic, social, and environmental impacts associated with its supply chain activities, ensuring that potential risks are proactively managed while fostering opportunities for sustainable development. However, it did identify material risks and opportunities related to its supply chain workers. Among the risks, key concerns include the potential impact of construction and infrastructure development on the human rights of communities and clients, such as population displacement; reputational damage and loss of trust in case of human rights non-compliance; and poor labor conditions within the supply chain. On the other hand, opportunities include improving working conditions in the supply chain by fostering quality work environments, differentiating within the sector through adherence to high human rights standards, gaining access to clients with strict human rights requirements, and strengthening transparency and trust with suppliers, enhancing operational efficiency and business sustainability. Despite the fact, Ferrovial does not operate in any geographical area nor source raw materials that present a significant risk of child labor, forced labor, or compulsory labor within its value chain. The Company remains firmly committed to respecting human rights and ethical labor practices, ensuring that its operations and supplier relationships comply with the highest international labor standards. To further mitigate these risks, Ferrovial implements robust due diligence processes, including supplier audits, contractual obligations aligned with human rights principles, and grievance mechanisms to promptly address any concerns. These measures help ensure that the Company does not contribute to or cause harm in the countries where it operates. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_137

DISCLOSURE REQUIREMENT S2 - 1: POLICIES RELATED TO VALUE CHAIN WORKERS Policy Global Purchasing Policy Description Ferrovial integrates environmental, social, and corporate governance (ESG) principles into its supply chain, promoting efficiency, quality, sustainability, transparency, respect for human rights, non-discrimination, and equal opportunities. The selection, negotiation, and contracting of suppliers and contractors are objective and rigorous, supported by continuous quality control evaluations. Ferrovial prioritizes long-term relationships with socially responsible organizations and partners. Target The policy aims to promote a responsible, sustainable, and transparent supply chain while fostering innovation and improving ESG-related performance among suppliers and contractors. Associated material impacts, risks and opportunities • Negative impacts: Potential ESG risks, including non-compliance with human rights, environmental standards, or ethical business practices. • Mitigation of risks: Ensuring suppliers adhere to Ferrovial’s Code of Ethics for Suppliers and integrating ESG criteria into selection and evaluation processes. • Opportunities: Enhancing sustainability, reducing environmental impact, increasing supplier performance, and fostering innovation in procurement processes. Follow-up and remediation process Evaluations are conducted regularly, including ESG criteria. Incidents are recorded and may result in supplier exclusion or remedial action plans. The Ethics Channel is available for reporting misconduct, ensuring transparency and accountability. It is open to everyone, including external individuals. We make its existence known through third-party contracts, requiring them to acknowledge and sign that they are aware of the channel. Scope of the policy Stakeholders impacted Suppliers, contractors, and other partners within the value chain. Geographic areas Global Value chain application Applies to upstream suppliers, contractors, and downstream partners, with emphasis on fostering ESG commitments within the communities where Ferrovial operates. Exclusions from application There are currently no exclusions; the policy applies to all areas of activity, geographies, and stakeholders globally. Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards The policy aligns with Ferrovial’s Code of Ethics and Business Conduct, Corporate Responsibility and Human Rights Policies, and international frameworks such as the United Nations Global Compact and the 2030 Agenda for Sustainable Development. Attention to stakeholders The policy incorporates stakeholders’ interests, particularly focusing on sustainable procurement practices and ESG compliance. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made Policy Anti-Harassment and Anti-Discrimination Policy Description Ferrovial is committed to developing a working environment which is free from all types of harassment, discrimination, and bullying. We require all our people to promote the highest standard of ethics as well as our values of respect, collaboration, and integrity. This policy reinforces the principles outlined in Ferrovial´s Code of Ethics and Business Conduct (“Code of Ethics”) and our Diversity and Inclusion Policy. Target The goals of this policy are: a. Ensure that Company employees are treated with dignity and respect when working at the organization and externally at any company-sponsored event. b. Maintain and promote a work environment free from all forms of harassment, unlawful discrimination, and bullying where customers, employees, suppliers, business partners, visitors and shareholders are treated with dignity and respect. c. Provide a due process for the consideration of claims of harassment, unlawful discrimination and bullying for all the individuals concerned. Associated material impacts, risks and opportunities • Impacts: Negative effects on employee morale, productivity, and retention due to workplace conflicts. • Risks: Legal and reputational damage resulting from harassment or discrimination incidents. • Opportunities: Enhanced employee satisfaction, improved talent attraction, and strengthened corporate reputation by fostering a positive workplace culture. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 138_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Follow-up and remediation process Ferrovial ensures compliance with the policy by establishing clear reporting channels for employees, such as the Ethics Channel, and implementing internal investigation protocols to promptly address reported incidents. The Company also promotes awareness and prevention of harassment and discrimination through comprehensive training programs. Ferrovial also conducts regular monitoring and updates its policies to align with best practices and legal requirements, ensuring a robust and proactive approach to compliance. Scope of the policy Stakeholders impacted All Ferrovial employees, suppliers, and customers with access to company systems or data. Geographic areas Global Value chain application The policy extends across the entire value chain, including upstream suppliers and downstream customers, ensuring secure practices in all business interactions Exclusions from application There are currently no exclusions; the policy applies to all areas of activity, geographies, and stakeholders globally. Policy approval flow Chief Executive Officer Chief Executive Officer of Ferrovial - responsible for approving the policy. Human Resources Department – responsible for implementation. Other issues to report (if applicable) Consistency with third-party instruments or standards The policy aligns with: • International labor standards, including ILO Conventions. • Ferrovial's Human Rights Policy. • The principles of the United Nations Global Compact and the 2030 Agenda for Sustainable Development. Attention to stakeholders The policy reflects Ferrovial’s commitment to employee well-being and addresses feedback from key stakeholders to ensure fair treatment and an inclusive environment. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made Ferrovial upholds the respect for human rights throughout its value chain by implementing a comprehensive set of policies and procedures. Through its Code of Ethics and Business Conduct, the Company emphasizes conducting all business and professional activities with integrity, honesty, and a strong commitment to human rights. This framework applies to all employees and is grounded in the principles of the Universal Declaration of Human Rights. Ferrovial’s Human Rights Policy highlights its cooperation with government agencies, international organizations, and civil society to promote and uphold human rights. The Company actively identifies, prevents, and mitigates potential negative impacts on human rights from its operations. It fosters a respectful and dignified work environment by providing training and raising awareness about human rights across its workforce. While Ferrovial introduced a specific human rights policy in 2014, it renewed this policy in 2022 to align with international standards such as the United Nations Global Compact, the UN Guiding Principles on Business and Human Rights, the Universal Declaration of Human Rights, the OECD Guidelines for Multinational Enterprises, and International Labor Organization regulations. The updated policy also incorporates emerging trends, bringing the Company’s human rights approach closer to its operational realities, further strengthening its commitment to protecting and respecting human rights. With respect to severe human rights incidents there were no incidents of this type along our value chain. Ferrovial’s commitment to diversity, inclusion, and labor practices is reinforced through additional policies: • Diversity and Inclusion Policy: This policy promotes equal opportunities and fosters an inclusive environment (specific department details are available upon request). • Global Anti-Harassment and Anti-Discrimination Policy: It addresses workplace conduct and safeguards employees from discrimination and harassment (specific department details are available upon request). • Occupational Health and Safety Policy: This policy ensures equal opportunities, prioritizes workplace health and safety, and unequivocally rejects forced and child labor. To ensure ethical partnerships, Ferrovial follows a Due Diligence Procedure that establishes a structured process for assessing collaborations, partnerships, and procurement activities. The procedure integrates the Supplier Code of Ethics and enforces compliance with the Anti-Corruption Policy to ensure ethical and transparent business relationships. The Supplier Code of Ethics, updated in 2024, sets clear ethical principles for Ferrovial’s suppliers. This code underlines the importance of due diligence in supplier integrity and mandates the rejection of corruption or bribery. It applies to all suppliers, regardless of location or sector, requiring them to adopt and enforce these principles within their supply chains. Ferrovial reserves the right to audit suppliers and terminate agreements with those who fail to comply. Ferrovial manages its supply chain through the Global Purchasing Policy and Purchasing Procedure, which ensure efficient, ethical, and sustainable procurement practices. These procedures include global guidelines adapted locally, ensuring that products and services meet contractual and company standards. Supplier performance is continuously monitored through the Supplier Quality Evaluation and Follow-up Procedure, further promoting legal compliance and human rights oversight in operations and business relationships. This monitoring includes processes and mechanisms to ensure compliance with international frameworks such as the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, and the OECD Guidelines for Multinational Enterprises. Ferrovial evaluates suppliers' adherence to these principles through due diligence processes, which include FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_139

scheduled assessments, audits, and the review of suppliers’ policies and practices to ensure alignment with ethical, social, and environmental standards. Non-compliance may lead to corrective actions or, if necessary, the termination of the commercial relationship. On sustainability, Ferrovial has adopted several strategic policies to address material sustainability issues: • The Sustainability Policy governs sustainability initiatives across all entities, regardless of sector, location, or activity. • Ferrovial Construction’s Environmental Policy, derived from the Sustainability Policy, focuses on reducing environmental impact through measures such as legal compliance, risk identification, energy efficiency, staff awareness, and continuous improvement. Ferrovial’s 2030 Sustainability Strategy is built on three pillars: environment, community, and governance. The 2024–2030 strategy strengthens the Company’s commitment to society while addressing stakeholder expectations and ESG requirements. This approach ensures sustainable project management and maintains Ferrovial’s leadership in the construction sector. Ferrovial addresses issues such as human trafficking, forced, compulsory, and child labor in its Human Rights Policy. This policy establishes the company’s commitment to respecting human rights across its operations and value chain, including the prevention of these practices. Additionally, Ferrovial has a Supplier Code of Conduct, which reinforces these commitments and sets specific requirements for suppliers to comply with labor and human rights standards. The Supplier Code of Conduct requires business partners to adhere to international labor standards and explicitly prohibits child labor, forced labor, and any form of human trafficking. These principles are included in supplier contractual clauses, and compliance with these policies is monitored through management tools such as Supplier 360, supplier audits and/or assessments. Policy Sustainability Policy Description Ferrovial develops and operates innovative, efficient, and sustainable infrastructures, creating value for its stakeholders (employees, customers, users of its infrastructures, society, and shareholders). Inspired by the United Nations Sustainable Development Goals (SDGs), Ferrovial aims to consolidate its position as a contributor to a more sustainable, innovative, inclusive, and low-carbon economy. Sustainability is seen as a key factor for the business model, contributing to new opportunities and facilitating future growth. Target The Sustainability Policy establishes the principles and values that guide Ferrovial's commitment to sustainability across all its entities, regardless of their business area, geographic location, or activities. Associated material impacts, risks and opportunities Ferrovial focuses on preventing pollution and proactively managing environmental risks to minimize negative impacts. The Company also aims to achieve a neutral or positive impact on natural capital and biodiversity. Ferrovial contributes to global climate action by setting ambitious emission reduction targets aligned with the Science Based Targets Initiative (SBTi) and managing climate-related risks and opportunities. The Company adds value to the communities where it operates, supports local development, and collaborates with social organizations to benefit vulnerable populations. Follow-up and remediation process Ferrovial commits to the highest standards of integrity and transparency, practicing zero tolerance for legal violations and corruption. The Company periodically verifies the effectiveness of its control systems to prevent fraud and corruption risks. Ferrovial ensures a safe working environment for all employees and promotes human rights protection in its business activities and collaborations with third parties. Scope of the policy Stakeholders impacted This policy applies to all entities within the Ferrovial Group, regardless of their business area, geographic location, or activities. Geographic areas Global Value chain application Ferrovial fosters mutual benefit in its relationships with customers, suppliers, shareholders, employees, and other external operator involved in the 2030 Sustainable Development Agenda or related to Ferrovial's activities and initiatives. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This policy is inspired by the United Nations Sustainable Development Goals (SDGs) and aligned with Ferrovial's existing policies on sustainability, human rights, corporate responsibility, and the principles of the United Nations Global Compact. Attention to stakeholders Ferrovial commits to disseminating relevant information to markets, shareholders, and other stakeholders transparently, quickly, completely, and truthfully, following principles of equal treatment and non- discrimination. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 140_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

DISCLOSURE REQUIREMENT S2 - 2: PROCESSES FOR ENGAGING WITH VALUE CHAIN WORKERS ABOUT IMPACTS Ferrovial has an Ethics Channel that allows workers in its value chain to express concerns and report negative incidents confidentially. This channel is designed to facilitate communication about any possible irregularity, non-compliance or behavior contrary to ethics, legality and the Company's internal rules. In addition to the possibility of reporting negative situations, Ferrovial is committed to investigating and responding appropriately to concerns raised through the Ethics Channel. This system not only acts as a means to report problems, but also plays a crucial role in mitigating and remediating negative impacts on workers by enabling the Company to proactively identify and address situations that may require intervention. Ferrovial strives to ensure that all concerns are treated with the seriousness and confidentiality they deserve, thus contributing to a safer and fairer working environment for all employees in its value chain. The degree of criticality of all suppliers is analyzed, where critical suppliers are defined as those whose purchasing volume is significant from an economic viewpoint, or those whose supplies or services could have a negative impact on business continuity in the event of an incident, either because they manufacture critical materials or equipment, or because they are difficult to replace. Based on these criteria, at the end of 2024 there were 210 critical suppliers identified in the Construction division, of which 208 were Tier-1 and 2 Tier-2. Of these suppliers, 138 were evaluated, of which 17 were detected with potential negative impacts. During 2024, a total of 6,280 suppliers were evaluated (compared to 7,562 in 2023). Of these, less than 1% were rejected in 2024 (same figure in 2023). In terms of supplier turnover, a total of 31.7% corresponded to critical suppliers , while 97.8% came from local suppliers. The BuildAdvisor platform, deployed by the Construction division in Spain, facilitates collaboration with the supply chain by streamlining the search for and evaluation of suppliers, and by offering them opportunities for improvement and suitable projects. This achieves greater efficiency and competitiveness in projects and advances the ESG objectives of responsibility and sustainability. Ferrovial, as part of its commitment to integrate sustainability and human rights throughout its value chain, invited suppliers from different geographies to participate in the “Training Program: Sustainable Suppliers,” a program developed by the UN Global Compact Spain, ICEX Spain Export and Investment and ICO Foundation. This online training program enables SME suppliers to prepare themselves to meet the sustainability standards of large companies, while acquiring general knowledge about corporate sustainability, how to integrate it into their strategy and how to measure the results achieved. Ferrovial does not engage in direct communication with workers in its value chain. However, it ensures that labor standards and commitments to human rights are reflected in contractual clauses with its suppliers. The Company uses management tools such as Supplier360, which enable monitoring and evaluation of supplier performance, including aspects related to the economic, social, and environmental impacts of their activities. Through these audits and/or assessments Ferrovial monitors risks in its supply chain and promotes compliance with labor standards. While there is no evidence of direct consultations with value chain workers, these tools and processes ensure that the labor conditions of suppliers are indirectly considered as part of risk and opportunity management. Ferrovial did not publicly disclose any global framework agreements or agreements with global trade union federations concerning the respect for human rights of value chain workers, including their right to collective bargaining. Therefore, there is no evidence that such agreements provide the Company with direct insights into these workers’ perspectives. Regarding the evaluation of collaboration with value chain workers, Ferrovial uses tools such as Supplier 360 and supplier audit and/or assessments processes to monitor labor conditions within its supply chain. While these mechanisms do not involve direct collaboration with workers, they help monitor labor-related risks and promote continuous improvement in supplier practices. The effectiveness of these processes is assessed through supplier performance indicators and their compliance with contractual commitments established by Ferrovial. Ferrovial did not disclose specific measures to directly understand the perspectives of workers particularly vulnerable to incidents or marginalized, such as female workers, migrant workers, or persons with disabilities, within its value chain. However, through tools like Supplier 360 and supplier audits and/or assessments, theCompany monitors labor conditions in its supply chain, including aspects related to diversity and human rights. While these processes do not involve direct consultations with vulnerable workers, they allow for the evaluation of supplier performance in meeting labor and social standards that protect vulnerable groups. Supplier contractual clauses also include commitments related to human rights, indirectly addressing these risks. S2 - 3: PROCESSES TO REMEDIATE NEGATIVE IMPACTS AND CHANNELS FOR VALUE CHAIN WORKERS TO RAISE CONCERNS. The Company makes the Ethics Channel available to its employees and stakeholders (see more information in ESRS G1-1), a confidential and—if the informant wishes—anonymous system (pursuant to applicable legislation), to facilitate the reporting of any possible irregularity, non-compliance or behavior contrary to ethics, legality and Ferrovial's internal rules, particularly including possible cases of fraud or corruption, anti-competitive practices, human rights violations, financial and tax matters or damage to the environment. The Compliance and Risk Department is responsible for managing the Ethics Channel and receives support from Internal Audit for the analysis of high-priority communications, as well as from other Company departments depending on the nature of the matter. The Compliance and Risk Manager reports quarterly to the Audit and Control Committee, and annually to the Board of Directors, on the reports received and the actions taken in relation to them. Ferrovial also has Supplier360, an IT tool that monitors suppliers using advanced data analytics techniques, language processing and internet searches. This makes it possible to detect potential risks, whether financial, environmental, legal, labor, human rights or reputational. The platform provides additional information to that already available in the supplier databases, both for the selection, contracting and follow-up phases. In 2024, 1,378 suppliers of Ferrovial Construction were monitored, representing more than 60% of supplier turnover in Spain, the U.S., and U.K.. A total of 43,500 pieces of information were collected through this tool. Likewise, the sources of information were expanded, incorporating mainly data relating to ESG compliance and behavior. On the other hand, the information obtained through Supplier360 was integrated into the corporate purchasing tool, which allowed greater visibility of the information throughout the Company. In the event that a negative impact is identified, Ferrovial follows a structured remediation process to address and resolve the issue. Each case reported through the Ethics Channel or detected via Supplier360 is analyzed to determine the appropriate corrective actions, which may include contractual penalties, engagement with affected stakeholders, or collaboration with external authorities if required. The effectiveness of these remedies is monitored through follow-up actions to ensure that the issue is fully resolved and that similar risks are mitigated in the future. Additionally, the FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_141

company tracks the usage of the Ethics Channel and other reporting mechanisms, analyzing trends in received communications to continuously improve its response processes. Reports on identified issues and their resolutions are periodically reviewed by the Compliance and Risk Department, ensuring transparency and accountability in the remediation process. In the contract with suppliers, it is necessary to sign that they are aware of the existence of this channel, and that all their employees could use it to report any type of incident. For more information refer to ESRS G1-1. Although there is no specific policy solely dedicated to protection against retaliation for individuals using these channels to raise concerns, the Ethics Channel ensures that no related issues arise. Protection against retaliation is explicitly addressed in the Code of Ethics and Business Conduct. Additionally, the Compliance Department periodically reviews closed communications to detect and prevent potential cases of retaliation. In 2024, new training courses on "Practical Information for Avoiding Retaliation in the Workplace" were launched for managers and employees involved in key decision-making processes, such as recruitment, promotions, mobility, layoffs, and disciplinary measures. S2 - 4: TAKING ACTION ON MATERIAL IMPACTS ON VALUE CHAIN WORKERS, AND APPROACHES TO MANAGING MATERIAL RISKS AND PURSUING MATERIAL OPPORTUNITIES RELATED TO VALUE CHAIN WORKERS AND EFFECTIVENESS OF THOSE ACTIONS ESG issues are also considered in the analysis of suppliers. In this sense, suppliers are classified as high-risk suppliers if they supply products considered high-risk or belong to sectors characterized as high-risk, and/or manufacture the products supplied in countries considered at risk. Ferrovial Construction Supplier Quality Assessment and Monitoring Procedure, enforced in all our projects around the world, establishes the method for the evaluation and monitoring of supplier performance, which also considers ESG criteria. The Construction division has a computer application for the evaluation and monitoring of each supplier based on the evaluations conducted at each construction site or work center. The evaluations make it possible to qualify suppliers on an ongoing basis, and the result can lead to a warning for the supplier, the establishment of an improvement action plan, or even disqualification from working with Ferrovial, depending on the severity of the situation. When an incident is reported by one of the projects, we seize the opportunity to collaborate and evaluate. Sometimes, if necessary, the suppliers are informed of the situation and required to address the issue through a formal report. We offer our support through courses or improvement plans. If a supplier receives three negative assessments within a year, we propose their rejection and, once they are rejected, they cannot work with the Company again. Throughout our supply chain, we offer the “Training Program: Sustainable Suppliers” for medium and small-sized companies. This free and exclusive program is developed by UN Global Compact Spain and U.K. networks, ICEX Spain Export and Investments, and the ICO Foundation. It is an excellent opportunity for our suppliers to strengthen their competitiveness and align themselves with ESG best practices. Also, the Ethics Channel is available to all stakeholders on the Ferrovial website, guaranteeing transparency in relations and allowing the reporting of any conduct that is not in line with the Company's standards. Ferrovial has a Supplier Code of Ethics, integrated into the Supplier Ethical Integrity Due Diligence Procedure, which suppliers are aware of and accept before entering into contractual relations with the Company. It establishes the basic principles that should guide their behavior in their business relations with Ferrovial. In addition, the model orders and contracts include clauses that address environmental, social and labor, health and safety, compliance with the principles of the Global Compact, as well as ethics and anti-corruption issues. Policy Supplier Code of Ethics Policy Description Ferrovial's values, reflected in its Code of Ethics and Business Conduct, translate into environmental, social, and governance commitments. Ferrovial promotes responsible behavior in its supply chain, in line with the highest standards of ethics and integrity, legality, transparency, safety and health, environmental responsibility, and respect for human rights. Ferrovial drivespromotes that its suppliers to perform their' activities are carried out responsibly and in compliance with applicable national and international laws. Target The objective of this Supplier Code of Ethics is to establish the ethical principles that should govern the actions of Ferrovial's suppliers, thus promoting an ethical integrity due diligence system for suppliers and preventing behaviors incompatible with these principles. Ferrovial promotes and expects these principles to be shared by its suppliers, taken on by them, and passed on to their own suppliers and subcontractors in their commercial relationships with Ferrovial. Associated material impacts, risks and opportunities Ferrovial reserves the right to conduct verifications on the integrity of its suppliers, who must cooperate with the due diligence process. Ferrovial may terminate the contractual relationship with suppliers who breach any of the principles established in this Supplier Code of Ethics. Ferrovial will monitor and follow up on the performance of its suppliers, conducting evaluations of compliance with the requirements established in the orders/contracts signed with them when deemed necessary. Follow-up and remediation process Ferrovial will adopt practices and controls to promote the implementation, monitoring, and verification of compliance with this Code. Ferrovial will also establish actions to ensure that the principles underlying this Code are known, understood, and committed to by the Group's workforce and third parties with whom it does business. Ferrovial has an Ethics Channel through which Group employees, executives, and other stakeholders can report irregularities, non-compliance, or unethical or illegal behavior. The Ethics Channel can be accessed from the Ferrovial website or from the toll-free telephone numbers and postal address provided on the website. Scope of the policy Stakeholders impacted This Supplier Code of Ethics applies to all Ferrovial suppliers, regardless of their business sector, geographic location, or activity. Geographic areas Global Value chain application Ferrovial seeks to extend its commitment to responsible behavior throughout its supply chain, ensuring that suppliers and subcontractors adhere to the principles outlined in this Code. Exclusions from application None specified FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 142_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This Code is aligned with Ferrovial's Code of Ethics and Business Conduct, and with Ferrovial's Human Rights, Corporate Responsibility, and Sustainability Policies, as well as with the principles of the United Nations Global Compact and the 2030 Agenda for Sustainable Development. Attention to stakeholders Ferrovial ensures the confidentiality and, if desired, the anonymity (to the extent possible and in accordance with applicable law) of any informant acting in good faith. How it is made available This Code is available on the Ferrovial website (ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made Ferrovial implemented actions to manage its impacts, risks, and material opportunities related to the workers in its value chain. Some key actions were: • Supplier Evaluation and Monitoring: The Company has established procedures to evaluate and monitor supplier performance, incorporating ESG criteria. This continuous evaluation allows suppliers to be classified according to their risk level and corrective measures to be taken when necessary. • Supplier Training Program: Ferrovial offers the "Sustainable Suppliers Training Program" aimed at small and medium-sized enterprises in its supply chain. This free program, developed in collaboration with the United Nations Global Compact and other entities, seeks to strengthen the competitiveness of suppliers and align them with best ESG practices. • Ethics Channel: The Company has an Ethics Channel accessible to all stakeholders through its website, ensuring transparency in relationships and allowing the reporting of any conduct that does not meet the Company's standards. • Supplier Code of Ethics: Ferrovial has a Supplier Code of Ethics, which suppliers must know and accept before establishing contractual relationships with the Company. This code sets out the basic principles that should guide their behavior in the commercial relationship with Ferrovial. These actions cover both Ferrovial's internal activities and its upstream value chain, including suppliers in various geographies where the Company operates. The scope of these actions extends to all Ferrovial divisions and projects globally. Regarding time horizons, supplier evaluation and monitoring, as well as the use of the Ethics Channel, are continuous processes. The Sustainable Suppliers Training Program is offered periodically, and the Supplier Code of Ethics applies from the start of the contractual relationship. In the event of incidents reported by projects, Ferrovial collaborates with suppliers to address and resolve situations, offering support through courses or improvement plans. If a supplier receives three negative evaluations in a year, their rejection is proposed, meaning they can no longer work with the Company. Ferrovial continuously monitors supplier performance and the effectiveness of the actions implemented. Evaluations allow suppliers to be continuously rated, and the results may lead to warnings, the establishment of improvement plans, or even the disqualification of the supplier, depending on the severity of the situation. Ferrovial manages real material incidents in its value chain through a structured and clear procedure, including: • Formal notification to the supplier if necessary: Whan an incident is identified, if necessary, Ferrovial formally notifies the supplier and requires specific corrective measures to address the issue. • Improvement plans: Ferrovial supports suppliers through improvement plans tailored to resolve identified deficiencies. This process is governed by the Construction Supplier Quality Assessment and Monitoring Procedure, which defines specific actions based on the severity of the incident. • Disqualification criteria: Suppliers receiving three negative evaluations within a year are proposed for disqualification. Once disqualified, they can no longer work with the Company, ensuring compliance with Ferrovial’s standards. • Ethics and transparency: Ferrovial maintains an Ethics Channel, accessible on its website, allowing stakeholders to report behaviors or incidents contrary to the Company’s ethical standards. This channel enhances transparency in incident management. Ferrovial implements a comprehensive approach to ensure positive impacts, mitigate risks, and foster opportunities within its value chain through strategic initiatives, responsible policies, and innovative tools. As part of our commitment to becoming a benchmark in the sector by promoting best practices in human rights throughout the value chain and strengthening mutual trust to enhance operability and transparency with our suppliers, we offer the “Training Program: Sustainable Suppliers” for small and medium-sized enterprises. This free and exclusive program, developed in collaboration with UN Global Compact Spain and U.K. networks, ICEX Spain Export and Investments, and the ICO Foundation, equips our suppliers with the tools to improve their competitiveness while aligning with ESG best practices. Through this initiative, we foster a responsible and resilient supply chain that upholds ethical and sustainable business practices. Additionally, Ferrovial ensures that labor conditions are aligned with its Supplier Code of Ethics, which establishes basic principles on human rights and labor practices, and ensures that orders and contracts include specific provisions addressing environmental, social, labor, health, and safety issues, as well as principles of ethics and anti-corruption. To ensure the effectiveness of its actions, Ferrovial follows structured monitoring practices. Through the Construction Supplier Quality Assessment and Monitoring Procedure, suppliers are continuously assessed based on their performance, enabling informed decisions such as warnings, improvement plans, or disqualification in severe cases. Furthermore, Ferrovial employs tools like Supplier360 to monitor supplier performance in real-time and regularly reviews the results of audits and training programs to identify areas for improvement and adjust policies and procedures accordingly. The Ethics Channel provides a confidential platform for stakeholders to report issues, fostering trust and ensuring proper follow-up. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_143

Ferrovial also integrates ESG principles into its Global Purchasing Policy and the Ethical Integrity Due Diligence Procedure for suppliers. Suppliers are classified as high-risk if they operate in sectors or countries with greater vulnerability as defined by ESG criteria, and continuous monitoring through the Supplier Quality Assessment Procedure ensures adherence to these standards, including human and labor rights. Ferrovial takes a proactive approach by including contractual clauses prohibiting practices such as child labor, forced labor, and human trafficking, which are monitored through regular audits and/or assessments. In cases of non-compliance, the Company collaborates with suppliers to develop improvement plans or provide specific training. Ferrovial has not identified or received any notifications of severe human rights issues related to the upstream or downstream phases of its value chain. The Company maintains a robust due diligence framework aligned with international standards, including the United Nations Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises, ensuring continuous monitoring and risk mitigation across its operations and supply chain. Ferrovial is committed to innovation and sustainability within its supply chain through the implementation of advanced projects and technologies. For example, it developed the Low-Carbon Concrete Project, designed to create sustainable mixes with lower CO₂ emissions, with progressive targets over the next five years. Ferrovial also promotes the procurement of sustainable products through the Green Purchasing Catalog, which includes Environmental Product Declarations to assess their environmental impact. Consistent with its environmental goals, Ferrovial set a target of achieving 100% renewable electricity consumption by 2025 and reducing fleet emissions by 33% by 2030 through among other measures the integration of hybrid and electric vehicles. Ferrovial is committed to ensuring that its own business practices do not cause or contribute to material negative impacts on value chain workers. To achieve this, the Company has established robust policies and procedures that regulate supplier engagement, procurement, sales, and data management, aligning with international standards such as the United Nations Guiding Principles on Business and Human Rights. One of the key measures implemented to prevent negative impacts is the requirement for suppliers to acknowledge and comply with Ferrovial’s ethical standards. As part of the contractual agreement, suppliers must confirm that they are aware of and have access to Ferrovial’s Ethics Channel, which provides a confidential platform to report any misconduct or non-compliance with labor and human rights standards. This ensures that any potential issues can be addressed in a timely and effective manner. Furthermore, Ferrovial established a structured supplier monitoring and evaluation system to mitigate risks within its value chain. Suppliers with persistent non-compliance issues are required to implement corrective action plans, and in cases where non-compliance continues, they are disqualified from working with the Company. This approach ensures that all suppliers adhere to the Company’s sustainability and ethical commitments, minimizing the risk of adverse impacts on workers. Ferrovial has not identified or received any notifications of severe human rights issues related to the upstream or downstream phases of its value chain. The Company maintains a robust due diligence framework aligned with international standards, including the United Nations Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises, ensuring continuous monitoring and risk mitigation across its operations and supply chain. S2 - 5: TARGETS RELATED TO MANAGING MATERIAL NEGATIVE IMPACTS, ADVANCING POSITIVE IMPACTS, AND MANAGING MATERIAL RISKS AND OPPORTUNITIES. Ferrovial continuously evaluates the effectiveness of its sustainability goals and initiatives through internal assessments and stakeholder engagement. While the company does not have a formalized process for directly collaborating with value chain workers or their representatives to determine lessons learned or areas for improvement, it integrates best practices and insights from industry benchmarks, regulatory developments, and ongoing dialogue with key stakeholders. This approach ensures continuous enhancement of its strategies while maintaining a responsible and sustainable business model. Ferrovial’s Construction division established a measurable sustainability indicator to conduct evaluations on suppliers representing 60% of the total purchasing volume by 2025. This goal aligns with the sustainability strategy of Ferrovial Construction, demonstrating its commitment to sustainable procurement practices. Furthermore, Ferrovial's knowledge of its global supply chain, as well as the tools available to the company, guarantees a more efficient management. As of now, no significant updates or trends in performance toward this target have been disclosed. However, Ferrovial remains committed to monitoring and achieving this goal within the specified timeframe. While Ferrovial has policies in place for managing its value chain, it has not yet defined specific goals or targets regarding the involvement of credible spokespersons for workers' representatives. This is an area that could be further strengthened in future sustainability and social dialogue strategies. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 144_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

ESRS S3 AFFECTED COMMUNITIES (COMMUNITY RELATIONS & HUMAN RIGHTS) SBM - 2: INTERESTS AND VIEWS OF STAKEHOLDERS Ferrovial actively integrates the opinions, interests and rights of affected groups, including local communities and respect for human rights, into its strategy and business model. This approach seeks to mitigate negative impacts and maximize the social benefits of its activities, ensuring that strategic decisions reflect a solid commitment to sustainable development and social responsibility. Integration of the Opinions and Rights of Affected Groups 1. Commitment to Local Communities: • Local communities are fundamental to Ferrovial's social commitment. In each project, the groups impacted are identified and communication channels are established to keep them informed about key aspects of the infrastructures (schedules, objectives, effects, etc.) and to gather their needs and opinions. 2. Human Rights Risk Management: • The risk management system includes the assessment of potential human rights impacts. • There were no relevant incidents related to human rights or projects affecting indigenous communities in recent years. Adaptation of Strategy and Business Model for Material Impacts Ferrovial continuously analyzes and adapts its strategy and business model to address the possible material impacts that its activities may generate, aggravate or mitigate on affected groups. 1. Creation and Aggravation of Impacts: • Construction and operation activities: – Infrastructure projects, such as roads and transportation systems, can cause temporary annoyances, such as noise and road closures. – Mitigation: Environmental and social management plans are implemented, including controlled work schedules and alternative routes. • Human rights impacts: – Activities in vulnerable areas may exacerbate inequalities or social tensions. – Mitigation: International standards are integrated, ensuring prior consultation with affected communities and adequate compensation. 2. Mitigation Measures and Benefits Generated: • Reduction of inequalities: – Ferrovial develops social projects focused on education, the fight against hunger and respect for cultural rights. – Example: Local procurement policies that create employment and promote inclusive development. • Improvement of living conditions: – Ferrovial's infrastructures improve road safety, decongest cities and guarantee access to essential services such as drinking water. – Example: Transportation projects that facilitate urban mobility, improving the quality of life in densely populated communities. SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL Material Issues, Risks, Opportunities and their Interaction with Strategy and Business Model Relationship between Material Risks and Opportunities with Strategy and Business Model Ferrovial recognizes that the risks and opportunities arising from its impacts and dependencies on the affected communities are intrinsically linked to its strategy and business model. This relationship is detailed below: Risks 1. Dissatisfaction of Local Communities • Description: Construction activities can cause annoyances such as noise, road closures, and other negative temporary impacts. • Strategic Relationship: These risks are directly related to Ferrovial's business model, focused on large-scale infrastructure projects. Inadequate management could deteriorate relations with communities and put the license to operate at risk. • Mitigation: Communication and public consultation strategies to minimize disturbance. 2. Reputational Risk • Description: Incidents involving negative social or cultural impacts can damage corporate reputation and public trust. • Strategic Relationship: Upholding a good corporate image is crucial for operating in local markets and attracting new projects. • Mitigation: Social action projects and transparent communication to strengthen trust. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_145

3. Dependence on Community Acceptance • Description: The acceptance and collaboration of local communities are essential for project development and operation. • Strategic Relationship: The license to operate depends to a large extent on the relationship with the affected groups. • Mitigation: Promotion of local procurement and community integration in project design. Opportunities 1. Reduction of Inequalities • Description: Social projects focused on education, research and the fight against hunger improve the situation of vulnerable groups. • Strategic Relationship: Projects with a positive social impact strengthen Ferrovial's leadership position in sustainability. • Example: Collaboration with local communities to implement educational and social projects. 2. Improvement of Living Conditions • Description: Ferrovial's infrastructure projects generate benefits such as accident reduction, urban decongestion and access to drinking water. • Strategic Relationship: The business model includes the construction of functional infrastructure that improves the social and environmental surroundings. • Example: Projects that ensure predictable travel times and access to basic services. 3. Strengthening Reputation • Description: Good relationship management with local communities enhances reputation and consolidates presence in local markets. • Strategic Relationship: The strategy includes actions that strengthen trust in the Company and its image. • Example: Participation in community initiatives that reflect Ferrovial's social commitment. 4. Talent Attraction and Retention • Description: Employee participation in social projects reinforces their commitment and generates pride of belonging. • Strategic Relationship: The strategy encourages the active participation of employees in social activities, aligning their personal motivation with corporate objectives. • Example: Volunteer programs linked to local educational and social initiatives. Attention to Affected Groups and Material Adverse Incidents 1. Affected Groups in the Value Chain • Ferrovial's activities affect groups close to construction sites and along the value chain, including suppliers and logistics operators. • Social programs focus on vulnerable groups to promote inclusive development. • Example: The Tolling Equity program on I-77 ensures equitable access to infrastructure for disadvantaged groups. 2. Material Adverse Incident Management • In recent years, no significant negative or systemic impacts on communities were identified. Minor impacts, such as noise or traffic disruptions, are managed with adapted mitigation plans. • Ferrovial develops procedures to document and manage these impacts. 3. Positive Material Overflows • Ferrovial generates significant positive impacts in local communities through its community investment strategy. • Example: The Social Infrastructure program improved access to water for more than 336,000 people in 12 countries. Community Investment and Value Creation Ferrovial's community investments are aligned with the Sustainable Development Goals (SDGs) and seek equitable development. In 2024, 8,1 million euros were invested, including 3.9 million in monetary contributions and 17,215 volunteer hours. Main initiatives: 1. Basic Infrastructure for Disadvantaged Communities: • Projects that facilitate access to water, sanitation and food. 2. Access to Education: • Educational programs with an emphasis on fostering STEM vocations, especially in girls. 3. Response to Social Emergencies: • Support for food banks, health care and disaster response. Measuring Social Impact Ferrovial applies the SROI (Social Return on Investment) methodology to quantify social impacts. Key results: • Return of 10.8 euros for every euro invested. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 146_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

- Reduction of water-related diseases by up to 62%.
- Savings of more than 1 million hours per year in communities by improving access to water.

This systematic approach reinforces Ferrovial's commitment to operational excellence, community involvement and sustainable value creation. Let me know if you need more information or adjustments!

COMMUNITY INVESTMENT BY SDG


5.1%
1. No poverty
4.2%
2. Zero hunger
9.6%
3. Good health and wellbeing
7.0%
4. Quality education
5.8%
6. Clean water and sanitation
11.9%
9. Industry, innovation and infrastructure
6.3%
10. Reduced inequality
31.8%
11. Sustainable cities and communities
9.4%
13. Climate action
8.9%
Others

COMMUNITY INVESTMENT BY COUNTRY


22.9%
Spain
5.1%
U.K.
11.3%
Rest of Europe
1.5%
Latin America
3.4%
Africa
53.2%
North America
2.6%
Asia and Australia

MOTIVATION FOR CONTRIBUTION


6%
Commercial initiative
9.3%
Charitable gift
84.9%
Community investment

COMMUNITY INVESTMENT BY AREA OF ACTIVITY


3,5%
Other
9%
Education
3.6%
Health
25.2%
Economic development
17.4%
Social welfare
41,4%
Emergency relief

Ferrovial is actively working on a procedure to identify and understand the specific characteristics of affected groups in areas near its construction sites. This procedure aims to systematically assess how certain groups living in particular settings or engaging in specific activities may face higher risks of negative impacts. Additionally, factors such as social, economic, or environmental vulnerability are considered to prioritize mitigation actions and promote the well-being of these groups.

S3 - 1: POLICIES RELATED TO AFFECTED GROUPS

Although Ferrovial already has a Human Rights Policy (see Human Rights Policy table in (ESRS S1, S1-1) which addresses the management of its impacts, risks and opportunities related to the affected communities. Ferrovial ensures compliance with local laws and respect for the rights, culture, customs and values of people in local communities and minorities potentially affected by the execution of its activities, paying special attention to vulnerable populations, such as migrants. In order to ensure respect for the rights of communities that may be affected by Ferrovial's activities and strengthen the due diligence process conducted by Ferrovial in order to identify, prevent or mitigate any risk associated with local communities or affected groups, Ferrovial is developing a procedure for relations with local communities that standardizes the information available regarding relations with local communities in the different projects carried out by the Company and the infrastructure it manages.

The procedure establishes as a first step the analysis of the communities affected by the project or work, and the creation of a map of interest groups, defining their specific characteristics, paying special attention to those groups that may be more vulnerable or exposed to a greater risk of suffering damage or marginalized neighborhoods with a special mention if there are indigenous peoples among the affected groups.

In addition to the existing corporate channels described in the Stakeholder Engagement and Relationship Policy, the Company has -either directly or through the owner of the asset- the necessary channels to facilitate dialogue with the affected communities so that they can express their concerns, doubts or needs. Among these means are complaint mechanisms, hotlines, meetings, or other means appropriate to the reality of the project. The Company is committed to carrying out the necessary actions to make these channels known to the affected communities so that they are accessible

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and to ensure that the dialogue is established through legitimate and credible representatives. Ferrovial assesses whether there is any relevant impact related to the human rights of the affected community. In the event that any relevant risk is identified for any group within the affected community, it will be made public along with the mitigation and remediation measures adopted. As a result of the dialogue with the affected communities and local authorities, incidents and nuisances that may arise from the execution of the project or work are identified. The Company will report these incidents detected and will provide the necessary measures to minimize their impact, establish objectives, and monitor them and the results achieved in coordination with the interested parties. The proposed procedure takes a step toward greater transparency by facilitating a common model for collecting all this information for publication. The Company also contributes to the development of social projects that support these communities, thus ensuring responsible and sustainable management of its impact on the environment. This integration of policies ensures that Ferrovial addresses community-related challenges coherently and effectively, in line with its commitments to respect and promote human rights. Ferrovial respects and recognizes the rights of indigenous, tribal, and native peoples, in accordance with current legislation and ILO Conventions 107 and 169. Ferrovial is also committed to minimizing the environmental impact of its operations in the communities that may be affected, following a preventive approach that responds to current environmental challenges, such as the proper management of water resources or the supplying of sustainable products. Furthermore, Ferrovial aligns its human rights commitments with the United Nations Guiding Principles on Business and Human Rights, ensuring that its activities respect and uphold these principles throughout its value chain. The Company integrates human rights due diligence processes to identify, prevent, and mitigate potential adverse impacts on affected communities. Ferrovial also has grievance mechanisms in place to allow stakeholders to report concerns related to human rights violations. To date, no cases of non-compliance with the UNGPs have been reported in relation to Ferrovial's activities. However, the company remains vigilant and continuously monitors its operations to ensure alignment with international standards and best practices in human rights protection. In order to reinforce this commitment, the procedure for relations with local communities that is being developed pays special attention to preventing any impact on indigenous, tribal and native peoples. During the financial years 2023 and 2024, no cases of violation of the rights of indigenous peoples were detected. Policy Stakeholder Engagement and Relationship Policy Description Transparency and dissemination of information by Ferrovial SE ("the Company" or "Ferrovial") as a listed entity on the market and with all its stakeholders is a fundamental obligation. The Board of Directors of Ferrovial will take necessary measures to disseminate relevant information about the Company and its group entities ("the Group") to shareholders and the investor community efficiently and promptly. Target This policy aims to establish principles governing communication and contact with shareholders, investors, proxy advisors, credit rating agencies, other stakeholders, and the market in general; to define communication channels available to these subjects; and to outline the general strategy for corporate, financial, and non- financial reporting through the Company's information channels. Associated material impacts, risks and opportunities The policy ensures transparency and immediacy in disseminating relevant information, truthfulness and relevance of data, open dialogue with stakeholders, equal treatment of shareholders, protection of the legitimate rights and interests of shareholders, continuous information through effective communication channels, development of information channels leveraging new technologies, compliance with applicable regulations, and cooperation with competent authorities while defending Ferrovial's rights. Follow-up and remediation process The Company will periodically identify the interests of relevant stakeholders and determine case by case who these relevant stakeholders are. Ferrovial has a systematic approach to engaging with stakeholders, including biennial surveys and responding to ESG analysts' questionnaires. Scope of the policy Stakeholders impacted This policy applies to all entities within the Ferrovial Group, regardless of their business area, geographic location, or activities. Geographic areas Global Value chain application Ferrovial adapts its communication channels and initiatives to the specificities of each stakeholder group, ensuring effective engagement and information dissemination throughout the value chain. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This policy aligns with the Dutch Corporate Governance Code's provisions on stakeholder dialogue and shareholder engagement. Attention to stakeholders Ferrovial ensures continuous and permanent information through effective communication channels, leveraging new technologies, and maintaining cooperation and transparency with competent authorities and regulators. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 148_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

S3 - 2: PROCESSES FOR COLLABORATING WITH AFFECTED COMMUNITIES ABOUT IMPACTS General Collaboration with Affected Groups Ferrovial has systematic processes in place to interact with affected communities or their representatives. This includes the implementation of environmental impact studies prior to the start of projects and the establishment of specific communication channels for each project. These channels collect suggestions, complaints or reports from affected groups and enable a two-way dialogue that begins before the construction phases and is maintained throughout the project's life cycle. Stakeholder Perspectives on Impact Management a. Direct Collaboration: Ferrovial establishes dialogues with local communities, their legitimate representatives or credible spokespersons. In particular, specific channels are created for each project to facilitate communication with affected groups. In addition, biannual consultation as part of the materiality study ensures that the perspectives of all stakeholders are included. b. Phases and Types of Collaboration: Interaction takes place in all phases of the project, starting before construction. The frequency and type of communication depends on the characteristics of each project. Collaboration includes public consultations, informational meetings, and collection of community input through accessible channels. c. Responsible Function: Operational responsibility for ensuring that these interactions are actually done rests with the local teams at each site, supported by the Sustainability Department and the Compliance Officer. The latter reports periodically to senior management on the results and improvements required. d. Efficiency Assessment: Ferrovial uses the internationally recognized B4SI-LBG methodology to measure the impact of its actions in the community. The B4SI-LBG (Business for Societal Impact – London Benchmarking Group) methodology is an internationally recognized standard that provides a structured framework for measuring and managing a company’s contributions to society. It classifies corporate contributions by breaking them down into community investments, charitable donations, and socially impactful business initiatives, each with specific indicators to evaluate their impact. This methodology promotes transparency, comparability, and strategic alignment with business objectives, enhancing a company’s reputation for measurable social impact. Ferrovial implements this methodology by selecting strategic and social projects, using key indicators to measure inputs, activities, and outcomes, and analyzing results to improve and report on their sustainability impact. In addition, each project monitors and documents the dialogue actions carried out with the communities. Measures for Vulnerable and Marginalized Groups Ferrovial focuses on inclusive development through social programs aimed at vulnerable groups. Initiatives include: • Basic infrastructure: Access to drinking water, food and health services. • Education: Promotion of STEM vocations with emphasis on girls and disadvantaged groups. • Social emergencies: Responding to humanitarian crises with employee support. The procedure under development prioritizes identifying vulnerable groups in project areas and adopting measures to maximize positive impacts for them. Respect for the Rights of Indigenous Peoples Ferrovial respects and recognizes the rights of indigenous, tribal and native peoples in accordance with current legislation and ILO Conventions 107 and 169. Although no activities involving these peoples have been detected in recent years, the procedure under development for relations with local communities includes specific measures to prevent any negative impact on their cultural, territorial, religious and intellectual rights. These measures include: • Cultural Sensitivity Training: Providing training for employees and contractors to ensure they understand and respect the cultural practices and traditions of indigenous communities. • Consultation and Consent: Engaging in meaningful consultation with indigenous communities to obtain their free, prior, and informed consent before initiating any projects that may affect their lands or rights. • Impact Assessments: Conducting thorough social and environmental impact assessments to identify potential risks to indigenous rights and implementing mitigation strategies to address these risks. • Monitoring and Reporting: Establishing mechanisms for ongoing monitoring and reporting of the impact of projects on indigenous communities to ensure compliance with human rights standards. • Grievance Mechanisms: Providing accessible and effective grievance mechanisms for indigenous communities to raise concerns and seek redress for any negative impacts. In future projects, Ferrovial guarantees that the right to free, prior and informed consultation of these peoples will be respected in activities that affect their lands, territories or cultural assets. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_149

S3 - 3: PROCESSES TO REMEDIATE NEGATIVE IMPACTS AND CHANNELS FOR AFFECTED COMMUNITIES TO RAISE CONCERNS Ferrovial maintains a strong commitment to its stakeholders, establishing effective communication channels and procedures to remedy any adverse impacts arising from its activities. This approach ensures that affected communities can express their concerns and that the Company responds in a transparent and responsible manner. Communication Channels with Affected Groups Ferrovial has multiple channels adapted to the needs of local communities and the particularities of each project. These include: • Ethic Channel: A confidential and accessible means for employees and stakeholders to report concerns, complaints or incidents securely. • Website and Corporate Mailboxes: Facilitate access to information and direct contact with the Company. • Ferrovial App: A digital platform that offers updated information in Spanish and English. • Social Networks: Ferrovial uses platforms such as X (formerly Twitter), Facebook, LinkedIn, Instagram and others to disseminate information of interest and encourage dialogue with different audiences. • Project Specific Channels: Each work or concession establishes specific means, such as hotlines, community meetings and grievance mechanisms, ensuring that they are accessible and tailored to local needs. The Company takes measures to ensure that the communities are aware of these channels, using tools such as posters, information meetings and social media. It also ensures that the representatives of the affected groups are legitimate and trustworthy, facilitating a transparent dialogue. To further build trust, Ferrovial engages in continuous and proactive communication with community members, ensuring they are well-informed about the available channels for raising concerns. The Company also conducts regular surveys and feedback sessions to gauge the effectiveness of these channels and to understand the community's perception of their reliability. Impact Remediation and Effectiveness Evaluation If significant adverse impacts are identified, Ferrovial implements a structured approach to remediation. This includes: • Incident Identification: Through the aforementioned channels, the Company receives and manages concerns related to nuisances such as noise, dust, or traffic disruptions. • Corrective Measures: In coordination with the affected communities and local authorities, specific actions are implemented to mitigate impacts. • Monitoring and Evaluation: The effectiveness of measures is regularly evaluated, ensuring that solutions are appropriate and generate positive results. Ferrovial tracks and monitors issues raised through its grievance mechanisms and community engagement processes. These channels are designed to be accessible and responsive, allowing for timely identification and resolution of concerns. The Company uses key performance indicators (KPIs) to measure the effectiveness of its responses and the satisfaction of the affected communities. Also, regular audits and reviews are conducted to ensure compliance with human rights standards and to identify areas for improvement. Ferrovial is developing a procedure for relations with local communities that standardizes public information on these incidents and the measures adopted, promoting transparency and continuous improvement. This procedure includes detailed reporting on the nature of the incidents, the steps taken to address them, and the outcomes achieved. By maintaining open communication and regularly updating stakeholders, Ferrovial ensures that its channels for addressing community concerns are effective and trustworthy. Additionally, while there is no specific policy regarding protection against retaliation for individuals who use these channels to raise concerns or needs, the Ethics Channel ensur that no related issues arise. Supporting Channel Availability in Business Relationships The Company also ensures that these channels are available through its business relationships. This includes: • Collaboration with Asset Owners: In projects operated by third parties, Ferrovial works to ensure that adequate means are established to facilitate dialogue with communities. • Proactive Coordination: Incidents are identified and addressed in real time, promoting fluid communication with all stakeholders. • Information Dissemination: Ferrovial uses tools such as social media, meetings and other means to inform communities about the existence of these channels. Examples of Decisions Based on Stakeholder Perspectives The commitment to the communities is reflected in specific actions developed in response to their concerns. For example: • Local Impact Management: In infrastructure projects, a two-way dialogue is promoted, which start before construction begins, ensuring the inclusion of community voices at each stage of the project. • Tailoring Solutions: Measures implemented to mitigate nuisances such as noise and traffic are designed in collaboration with communities, ensuring that they respond to their specific needs. S3 - 4: TAKING ACTION ON MATERIAL IMPACTS ON AFFECTED COMMUNITIES, AND APPROACHES TO MANAGING MATERIAL RISKS AND PURSUING MATERIAL OPPORTUNITIES RELATED TO AFFECTED COMMUNITIES, AND EFFECTIVENESS OF THOSE ACTIONS Ferrovial establishes specific measures to manage impacts on local communities and promote positive effects in them. The Company conducts environmental and social impact studies prior to the execution of projects, ensuring a two-way dialogue with the affected communities to notify them of possible implications and collect suggestions through channels such as the Ethics Channel. To mitigate negative impacts, Ferrovial implements actions such as programs for access to basic infrastructure and education, highlighting its commitment to specific social projects such as Juntos Sumamos, which since 2005 has supported 47 projects with more than 2 million euros invested, benefiting the welfare of the elderly and the fight against child malnutrition. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 150_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Regarding these studies, in April 2024, a procedure was approved to prevent participation in projects that might affect protected areas. The Company also established a Human Rights Due Diligence procedure to analyze potential risks and prevent undesirable impacts. A pending procedure for managing social impacts on communities affected by construction projects or company assets was also developed. All internal procedures and policies have a global scope. Environmental impact analyses are conduced before starting a project, as is the go/no-go decision process. Risk analyses for each project or asset are conducted every six months and reported to senior management. The social impact procedure requires compliance within the first six months of a project and its implementation throughout the project's execution. Corrective measures are included in the social impact procedure to mitigate undesired impacts on communities, such as noise and dust. Further details can be found in the attached procedures. This type of information arises during the risk analysis conducted every six months and is specific to each managed project or asset. Financial information related to these actions is included in project budgets but is not detailed separately. Currently, there is no additional data available regarding the allocation of financial resources to these initiatives. At the moment Ferrovial is working on the approval of a procedure for dialogue with affected communities, which should be approved before the end of 2025. The procedures’ expected outcome is to guarantee respect for human rights in those communities which might be affected by Ferrovial’s activities by creating an action plan which follows these steps: Firstly, affected communities are identified in all of Ferrovial’s projects with a scope greater than 50 million euros, or any project which has caused a relevant social risk to emerge. Once the stakeholders have been identified through a mapping process, which identifies their specific characteristics, special importance is given to the more vulnerable, and where indigenous groups will be highlighted. Then Ferrovial will establish the necessary channels to facilitate dialogue with the affected communities, making it easy for them to express their uncertainties, doubts, or needs. Within these channels we can find direct lines, meetings, and others identified as necessary. Once the impacts and/or needs are identified Ferrovial will carry out three procedures: 1. Evaluate whether there are significant impacts related to the human rights of the affected communities. If identified, they will be made public with the necessary measures put in place in order to mitigate or repair the impacts. 2. As a result of the dialogue with the affected communities and local authorities, potential incidents or disturbances will be identified, and the necessary measures will be put in place in order to minimize their impacts. Establishing objectives, reviewing how progress is made and the results. Coordinating the whole process hand in hand with the interested parties. 3. Ferrovial is also committed to creating a positive impact in those places where it works. The Company is committed to analyzing and identifying potential opportunities with the aim of implementing them. Where possible Ferrovial will adopt measures that complement the region’s activities to increase the benefits of the affected communities. The Construction Manager or person responsible for the asset will be in charge of collecting the information previously identified in order to facilitate monitoring of the measures taken, and following the time horizon which will be determined for each project depending on the different needs. The information collected will be forwarded to the Communications and CSR departments. Ferrovial is committed to sharing information about this procedure on its website and on the channels it deems necessary. In addition to these measures, Ferrovial addresses material incidents, risks, and opportunities related to local communities through a set of structured actions aimed at both mitigating negative impacts and promoting positive ones. These actions include: • Community Engagement Plans: Developing and implementing comprehensive plans that outline how the Company will interact with local communities throughout the project lifecycle, ensuring their concerns are addressed. • Risk Management: Identifying and assessing potential risks to communities early in the project planning stages and integrating risk management strategies to prevent adverse impacts. Specific risks, such as noise or traffic disruptions during construction, are managed with tailored mitigation measures, such as adjusting work schedules or providing clear notifications about traffic cuts. • Capacity Building: Investing in initiatives that enhance the resilience and self-sufficiency of local communities, including training programs, employment opportunities, and access to critical resources like water and education. • Independent Audits: Conducting independent audits and assessments to verify compliance with human rights standards and to ensure that mitigation measures are effectively implemented. For capacity building, Ferrovial established a global community investment strategy under the initiative "On the Move for People," encompassing corporate global projects and actions tailored to the communities surrounding its assets and operations, this initiative, together with the aforementioned actions, are planned and executed on an annual basis, with periodic impact assessments. These efforts focus on key strategic pillars, such as infrastructure development to meet the basic needs of vulnerable groups. For example: • On the Move for Water: Annually funds three projects in developing countries across Africa, Latin America, and India to ensure access to water. Each project involves a financial contribution of €150,000 and the participation of a team of experts to support the social organization implementing the project on the ground. • On the Move for Zero Hunger: Focuses on refurbishing soup kitchens in Spain and collaborating with food banks and social dining services in the United States, selected for their proximity to Ferrovial's assets. • On the Move for Education: Promotes access to education, with a particular focus on STEM-related fields. Activities are carried out in Spain, the U.S., and the U.K. in collaboration with local education-related organizations. An essential aspect of Ferrovial's commitment is empowering employees to be protagonists of these initiatives. Through On the Move Together, programs like "Juntos Sumamos" in Spain and "Charity of the Year" in the U.K. involve employees actively. In 2024, 2,929 employees participated in volunteer activities, demonstrating the Company's dedication to community engagement. Community investment activities are carried out across all geographies where Ferrovial operates, extending to developing nations. In 2024, projects were supported in Australia, Canada, India, Peru, Poland, Colombia, the United States, Spain, the U.K., Portugal, Sierra Leone, Togo, Sudan, Rwanda, and Zimbabwe. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_151

Programs are designed as long-term strategies. For instance, "Juntos Sumamos" has been in place since 2005, and "On the Move for Water" since 2011. While specific projects are selected and executed annually, these initiatives demonstrate the Company’s sustained commitment to global community development. To quantify the social contributions, impacts, and beneficiaries, Ferrovial adheres to the LBG-B4SI methodology. In 2024, this approach facilitated 498 community support initiatives, benefiting 551 organizations and 207,351 people. Financially, Ferrovial invested €7.3 million in community initiatives in 2024, comprising €3.9 million in monetary contributions, €0.8 million in employee hours, €2.4 million in in-kind contributions, and €0.2 million in administrative costs. For upcoming years, Ferrovial has not established a global investment commitment but continues to support specific programs, such as: • €500,000 for water access projects. • €100,000 for social dining projects. • Matching employee donations in "Juntos Sumamos" and in the United States, approximately €50,000 in each region. Overall, excluding emergency responses, the annual community investment remains stable between €4 and €5 million. This comprehensive approach reflects Ferrovial’s dedication to enhancing the resilience and self-sufficiency of local communities through training programs, employment opportunities, and improved access to essential resources like water and education. As mentioned, Ferrovial is working on setting up a process to gather all the necessary information and keep ongoing conversations with the affected communities. In the meantime, Ferrovial has ensured this dialogue through the presence of dedicated stalls at project sites, where inquiries, complaints, and suggestions are collected. Additionally, local communities help collect CVs for unskilled jobs, which supports the sustainability of the projects and encourages local participation. Additionally, all requisite communication channels, tailored to the various activities undertaken, have been established to facilitate effective communication between the local community and Ferrovial. To strengthen these efforts, Ferrovial also undertakes targeted initiatives aimed at generating long-term positive impacts. These include programs designed to improve access to drinking water and infrastructure that support food security, such as social kitchens, with over 1 million euros invested in these efforts. Furthermore, the Company prioritizes local procurement to stimulate the economies of surrounding communities, integrates social and environmental considerations into its supply chain, and promotes projects that reduce inequalities, such as those measured under the B4SI-LBG methodology. Ferrovial ensures that its actions align with its broader sustainability strategy by maintaining active engagement with communities, consulting them through biennial materiality studies, and evaluating the effectiveness of these initiatives with measurable indicators. Ferrovial used social return on investment (SROI) indicators to measure the impacts in the regions where it works. This methodology contains around 100 different indicators, which are selected depending on the construction and which are most suitable for portraying the impact of Ferrovial in the region. The information is gathered before the beginning of the project, 1 year later, and 2 years later, this way ensuring that all impacts are correctly registered. Ferrovial has calculated that throughout the years it has had a return on investment of 10 euros for every euro invested in the project. These efforts not only mitigate potential risks but also generate significant opportunities, such as fostering local economic growth and improving living conditions. In recent years, no significant negative or systemic impacts on communities have been identified, nor have there been reports of serious issues or human rights violations affecting these groups. To proactively address potential negative impacts, Ferrovial implements various initiatives tailored to the diverse range of possible effects its activities may have. Due to the high variety of activities that Ferrovial executes, a different action plan is implemented for the different impacts identified. All projects ensure communication with affected communities through activities previously mentioned to identify these impacts, however these are resolved depending on each case. One such example is the construction of the Thames Tideway Tunnel, where to minimize noise pollution and disturbances for local residents, construction was deliberately halted at 6 p.m., effectively reducing the impact. Ferrovial remains committed to continuous improvement and delivering measurable, long-term results, fostering sustainable development in local communities while strengthening its relationships with them. S3 - 5: TARGETS RELATED TO MANAGING MATERIAL NEGATIVE IMPACTS, ADVANCING POSITIVE IMPACTS AND MANAGING MATERIAL RISKS AND OPPORTUNITIES Ferrovial continuously assesses the impact and effectiveness of its sustainability goals and initiatives through internal evaluations and engagement with stakeholders, including local communities. While the company does not have a formalized process for direct collaboration with local communities to identify lessons learned or areas for improvement, it incorporates best practices, insights from industry benchmarks, regulatory developments, and ongoing dialogue with key stakeholders. This approach ensures continuous improvement of its strategies while maintaining a responsible and sustainable business model. Furthermore, Ferrovial’s understanding of its communities relations along with the tools available to the company, ensures more efficient and sustainable management. As of now, no significant updates or trends in performance toward this target have been disclosed. However, within the framework of the 2030 Sustainability Strategy and its alignment with the CSRD Directive, establishes specific and time-bound objectives to reduce negative impacts on affected communities and promote positive effects for them. In terms of promoting positive impacts, Ferrovial highlights social investment initiatives, such as drinking water and sanitation programs, which have benefited more than 336,000 people in vulnerable communities. With regard to risk and opportunity management, the Company conducts periodic evaluations, identifying and managing ESG risks through robust governance processes and risk analysis tools. To establish these objectives, Ferrovial actively collaborates with affected groups, legitimate representatives and sustainability experts, ensuring participatory processes in the definition, monitoring and improvement of goals, which allows for continuous adjustment based on lessons learned. Ferrovial is carrying out a procedure for relations with local communities that will be reported this coming year 2025, as a sign of the first step of this progress in relation to the establishment of goals with local communities. The results are broken down in detail in terms of impact on the affected communities, ensuring their specificity, temporal stability and comparability, supported by global standards such as the UN Global Compact, the GRI Standards and the EU Taxonomy. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 152_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Governance information ESRS G1.1 BUSINESS CONDUCT (ETHICS, TRANSPARENCY AND CORPORATE GOVERNANCE) IRO - 1: IMPACT, RISK AND OPPORTUNITY MANAGEMENT AND ESRS G1 METRICS AND TARGETS Disclosure requirement related to ESRS 2 IRO - 1: Description of processes for identifying and assessing material occurrences, risks and opportunities. Ferrovial follows a structured process to identify and assess material occurrences, risks, and opportunities. This process is based on two key criteria: the location of operations and the nature of the activity. Location plays a critical role in exposure to risks such as corruption, bribery, and irregular business conduct. Regions with weaker regulations or higher levels of corruption present a greater risk. To address this, Ferrovial conducts detailed analyses of the regulatory and social conditions in each region where it operates. In high-risk areas, additional measures such as external audits and stricter compliance controls are implemented. Activity is another key factor. Sectors related to contract awarding, infrastructure construction, and procurement are more exposed to potential irregularities. To mitigate these risks, Ferrovial assesses each phase of the project lifecycle, focusing on procurement and supplier selection processes to ensure transparency and regulatory compliance. GOV - 1: THE ROLE OF ADMINISTRATIVE, SUPERVISORY AND MANAGEMENT BODIES. Information related to this data point is answered in ESRS2, GOV-1. The Compliance Program, approved and supervised by the Board of Directors, was reviewed in 2024 in preparation for Ferrovial SE's listing on the Amsterdam Stock Exchange and the NASDAQ, adapting the policies and procedures to the legal requirements of the Netherlands and the United States, and to the standards required for listed companies in those jurisdictions . The program includes, but is not limited to, the following internal policies and procedures: Code of Ethics and Business Conduct (Code of Ethics); Policy of the Ethics Channel and for dealing with Queries, Complaints and Reports; Anti-Corruption Policy; Compliance Policy; Due Diligence Policy with respect to Third-Party Integrity; Procedure for Due Diligence with respect to Supplier Integrity; Lobbying and Political Contributions Policy; Gifts and Hospitality Policy; Data Protection Policy; Antitrust Policy; Procedure for Approving and Tracking Patronage, Sponsorship and Donation Projects; Patronage or Donation Projects, Anti-fraud Policy and Sanctions, Export Controls and Anti-boycott Policy. The Compliance Program is supervised by the Board of Directors through the Audit and Control Committee. The Chief Compliance Officer reports periodically to the Audit and Control Committee and at least once a year to the Board on the effectiveness of the program. The evaluation of the Program includes the review of the controls established for compliance with the Code of Ethics and Business Conduct and other regulations on Compliance. The Internal Audit Department regularly audits different aspects of the Compliance Program, including but not limited to, Ferrovial’s Compliance policies. G1 – 1: CORPORATE CULTURE AND BUSINESS CONDUCT POLICIES AND CORPORATE CULTURE Policy Anti-Corruption Policy Description Ferrovial is committed to the highest standards of integrity, transparency, and legal compliance in all its business activities. This policy establishes a zero-tolerance approach to corruption and bribery, ensuring adherence to both national and international anti-corruption laws. It applies to all Ferrovial administrators, executives, employees, and collaborators. The policy governs interactions between Ferrovial and any external party, including public officials, and is designed to prevent any form of corrupt practice, whether active or passive. Target Establish a zero-tolerance policy towards corruption and bribery. Ensure compliance with all applicable anti-corruption laws and international frameworks. Regulate interactions with third parties to prevent unethical conduct. Promote a culture of ethics, transparency, and accountability across all business operations. Associated material impacts, risks and opportunities • Material Impacts: Potential legal and financial repercussions from corruption-related incidents. • Risks: Reputational damage, regulatory penalties, legal liabilities, and operational disruptions. • Opportunities: Strengthening stakeholder trust, reinforcing corporate ethics, and ensuring sustainable business growth through compliant practices. Follow-up and remediation process Ferrovial has implemented robust monitoring and compliance mechanisms, including: • Ethics Channel for reporting concerns confidentially or anonymously. • Mandatory training for all employees on anti-corruption practices. • Internal audits and risk assessments to detect and prevent violations. • Strict disciplinary measures, including termination, for policy violations. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_153

Scope of the policy Stakeholders impacted All Ferrovial employees, administrators, board members, suppliers, contractors, and external collaborators. Geographic areas Global Value chain application Extends to all subsidiaries, joint ventures, and business partners. Ferrovial promotes adherence to this policy among all third parties engaging in business with the company. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards • Spanish and Dutch Penal Codes. • U.S. Foreign Corrupt Practices Act (FCPA). • U.K. Bribery Act. • United Nations Convention against Corruption. • OECD Anti-Bribery Convention. Attention to stakeholders Ferrovial actively communicates and promotes compliance with this policy among employees, business partners, and relevant external parties. How it is made available This policy is available on the Ferrovial website (www.ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made Policy Anti-Fraud Policy Description Ferrovial is committed to the highest standards of integrity, transparency, and legal compliance in all business activities. This policy establishes a zero-tolerance approach to fraud, ensuring preventive, detection, and mitigation mechanisms across the company’s operations. The policy applies to all administrators, executives, employees, and collaborators, aiming to deter fraudulent activity and safeguard corporate assets and reputation. Target • Promote a corporate culture that deters fraudulent activities. • Ensure the prevention, detection, and response to fraud-related risks. • Foster ethical and legal compliance across all business units and relationships. • Strengthen internal controls to mitigate fraud risks effectively. Associated material impacts, risks and opportunities • Material Impacts: Financial losses, reputational damage, and regulatory sanctions due to fraud incidents. • Risks: Internal and external fraud, misappropriation of assets, manipulation of public or private contracts, and financial misreporting. • Opportunities: Strengthening corporate governance, improving risk management, and enhancing trust among stakeholders. Follow-up and remediation process Ferrovial has implemented strict monitoring and compliance mechanisms, including: • Ethics Channel for confidential and anonymous reporting. • Internal audits and fraud risk assessments to detect and prevent irregularities. • Training programs on fraud prevention for employees and executives. • Disciplinary measures, including termination and legal action for policy violations. Scope of the policy Stakeholders impacted All Ferrovial employees, administrators, suppliers, contractors, and business partners. Geographic areas Global Value chain application Extends to all subsidiaries, joint ventures, and third-party collaborators. Ferrovial actively promotes fraud prevention principles across its value chain. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 154_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Other issues to report (if applicable) Consistency with third-party instruments or standards • U.S. Foreign Corrupt Practices Act (FCPA). • U.K. Bribery Act. • EU Directive 2017/1371 on the fight against fraud. • Sarbanes-Oxley Act (U.S.). • United Nations Convention against Corruption. • OECD Anti-Bribery Convention. • Spanish and Dutch Penal Codes. • Spanish Law 11/2021 on Anti-Fraud Prevention. Attention to stakeholders Ferrovial promotes transparency and ethical conduct by fostering fraud awareness and accountability across employees, suppliers, and business partners. How it is made available This policy is available on the Ferrovial website (www.ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made Policy Compliance Policy Description Ferrovial is committed to strict compliance with all applicable laws and regulations, ensuring that its business activities are conducted with integrity, transparency, and respect for ethical principles. This policy establishes a framework for corporate compliance, risk management, and internal control measures. It applies to all administrators, employees, and business partners, promoting a corporate culture that prevents, detects, and mitigates compliance risks. Target • Provide a general framework for all employees and administrators to act in accordance with the highest standards of ethics, transparency, and legality. • Establish a common and standardized system for monitoring and managing compliance risks, particularly those related to potential criminal conduct. • Foster a culture of corporate ethics in decision-making and governance processes. Associated material impacts, risks and opportunities • Material Impacts: Compliance failures that could lead to legal, financial, or reputational consequences. • Risks: Regulatory non-compliance, legal penalties, financial misconduct, and loss of stakeholder trust. • Opportunities: Strengthening corporate governance, ensuring regulatory compliance, and fostering a culture of integrity. Follow-up and remediation process Ferrovial has implemented robust compliance monitoring and remediation mechanisms, including: • Ethics Channel for confidential and anonymous reporting. • Internal audits and compliance risk assessments to prevent and detect irregularities. • Mandatory compliance training for employees and administrators. • Periodic updates and reviews of the Compliance Program to ensure continuous improvement. Scope of the policy Stakeholders impacted All Ferrovial employees, administrators, suppliers, contractors, and business partners. Geographic areas Global Value chain application Extends to all subsidiaries, joint ventures, and third-party collaborators. Ferrovial ensures that compliance principles are promoted across its value chain. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards • U.S. Foreign Corrupt Practices Act (FCPA). • U.K. Bribery Act. • OECD Anti-Bribery Convention. • United Nations Convention against Corruption. • EU Directive 2017/1371 on fraud prevention. • Spanish and Dutch Penal Codes. • Sarbanes-Oxley Act (U.S.). FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_155

Attention to stakeholders Ferrovial promotes compliance awareness and accountability among employees, suppliers, and business partners, ensuring transparency in corporate operations. How it is made available The policy is published on Ferrovial’s website, internal intranet, and corporate compliance training programs. Significant policy changes N/A - no changes were made Policy Ethics Channel and Management of Queries and Complaints Description Ferrovial has established this policy to facilitate the transparent and responsible management of inquiries, complaints, and reports related to the company’s Code of Ethics and Business Conduct. The policy ensures confidentiality, protection against retaliation, and compliance with legal and ethical standards. It also aligns with international best practices and regulatory requirements. Target • Define a structured process for managing inquiries, complaints, and reports. • Establish mechanisms for ethical communication within Ferrovial. • Reinforce Ferrovial’s commitment to transparency, integrity, and accountability. • Protect whistleblowers and ensure secure and fair handling of reports. Associated material impacts, risks and opportunities • Material Impacts: Ethical breaches, fraud, misconduct, or regulatory violations affecting stakeholders. • Risks: Reputational damage, legal consequences, and loss of trust. • Opportunities: Strengthening corporate governance, fostering ethical behavior, and ensuring compliance with international standards. Follow-up and remediation process Ferrovial ensures secure and systematic management of all reports through: • Ethics Channel (accessible via intranet, website, postal mail, and toll-free numbers). • Confidential and anonymous reporting options, subject to applicable regulations. • Fair and objective investigations handled by the Compliance Department or designated governing bodies. • Whistleblower protection measures to prevent retaliation. Scope of the policy Stakeholders impacted All Ferrovial employees, administrators, suppliers, contractors, and business partners. Geographic areas Global Value chain application Applies to all Ferrovial entities, subsidiaries, and third-party collaborators. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards • Dutch Corporate Governance Code. • U.S. Whistleblower Protection Act. • EU Directive 2019/1937 on the protection of whistleblowers. • U.K. Public Interest Disclosure Act. Attention to stakeholders Ferrovial ensures that all employees and business partners are aware of and have access to the Ethics Channel. How it is made available This policy is available on the Ferrovial website (www.ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made Policy Code of Ethics and Business Conduct Description This Code applies to Ferrovial SE and all Group companies, regardless of their business area, geographic location, or activities. It includes members of the governing bodies, directors, executives, and employees of any Group company, including Principal Financial Officers. The Code serves as a code of conduct in line with the recommendations of the Spanish National Securities Market Commission, the Dutch Corporate Governance Code, and the requirements of the SEC and Nasdaq. Target The Code aims to ensure that all employees adhere to the principles and commitments contained within it, promoting ethical behavior and compliance with applicable laws and regulations. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 156_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Associated material impacts, risks and opportunities Non-compliance with the Code can result in disciplinary action, including dismissal or resignation requests for directors. Violations may also lead to civil liability, criminal penalties, and reputational damage for Ferrovial. The Board of Directors periodically reviews and updates the Compliance Program to ensure continuous improvement. Follow-up and remediation process Ferrovial has an Ethics Channel accessible via the intranet and website, allowing confidential and, if desired, anonymous reporting of any irregularities, non-compliances, or unethical behaviors. The Company ensures zero tolerance for retaliation against individuals who report in good faith. Scope of the policy Stakeholders impacted This Code applies to all entities within the Ferrovial Group, including employees, directors, executives, and Principal Financial Officers. Geographic areas Global Value chain application Ferrovial promotes the principles and commitments established in this Code throughout its entire value chain, with the objective that all third parties adhere to the same standards. Exclusions from application None specified Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. Other issues to report (if applicable) Consistency with third-party instruments or standards This Code aligns with the recommendations of the Spanish National Securities Market Commission, the Dutch Corporate Governance Code, the SEC, and Nasdaq requirements. Attention to stakeholders Ferrovial ensures that all employees and third parties are aware of and adhere to the principles and commitments established in this Code. How it is made available This policy is available on the Ferrovial website (www.ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made Ferrovial actively promotes a culture of ethics and integrity through various initiatives, including the approval and dissemination of Compliance Policies and Procedures, the deployment of compliance training courses, the publication of news related to compliance on the intranet, and in 2024 the First Global Compliance Day -with a top to bottom focus on integrity- took place in November. The Compliance Network is now comprised of approximately 52 employees and external collaborators, representing various functions and businesses of the Company in all jurisdictions where it operates. The Compliance Network acts as a liaison between the Compliance Department and employees in the Group; and supports the Compliance Department in the identification of risks and deployment of policies and training programs. Members of the Compliance Network also conduct investigations of reports to the Ethics Channel, as appropriate. The Compliance Network meets regularly for the exchange of knowledge and information, benefiting from the participation in such meetings by executive leadership, including Ferrovial’s CEO, CFO and other members of the Management Committee. In 2024, Ferrovial expanded the Compliance Network to include approximately 36 Compliance Ambassadors, to support the Compliance Department with various compliance-related initiatives. Ferrovial establishes and develops its corporate culture through a systematic approach that prioritizes ethics and integrity in all its operations. This is reflected in its Compliance Training and Awareness Plan for 2023-2024, which has the fundamental objective of promoting a culture of ethics and integrity in the organization. 1. Objectives of the Training and Awareness Plan: • The aim of the plan is to maximize awareness of the Code of Ethics and Business Conduct, as well as the policies and procedures that support them. This ensures that all employees understand and adhere to the Company's ethical expectations. 2. Outstanding training activities: • Key training activities in 2024 included: – Training course for the Board of Directors given in October to, the 13 Board members. – Course on the new Code of Ethics and Business Conduct deployed in September 2024 to Group employees (5,400 employees trained, including both full-time and part-time employees). – A new course on Practical Information for Avoiding Retaliation in the Workplace was launched for managers and employees involved in decisions about other employees (recruiting, promotion, mobility, layoffs, disciplinary measures and others) (96 employees trained) – Mandatory training course on compliance fundamentals, the “Compliance Boot Camp”, continued for new employees (2,700 employees trained). – A Tax Compliance Course, aimed at employees with greater exposure to tax risk continued during this year ( 1,077 employees trained). – Anticorruption Courses: 2,178 new employees trained in 2024. Additionally, during the year one microlearning course was launched relating to data protection (53 employees trained) FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_157

Online training plans have continued for new hires on the mandatory compliance courses, which include the courses on Code of Ethics and Business Conduct, Prohibited Conduct, Anti-Corruption and the Compliance Boot Camp, as well as training courses on cybersecurity, occupational risk prevention and data protection, among others. 3. Training Volume: • In 2024, the total training volume was 27,073 hours (17,059 hours in 2023), adding up to a total of 49,850 hours of training in the last three years. This reflects Ferrovial's ongoing commitment to ethics and compliance training. Reports of Violations: Ferrovial urges employees and third parties with whom it engages to report any violation of the Code of Ethics, other internal regulations, or applicable law to the Ethics Channel. Ethics Channel Ferrovial is subject to legal requirements under the national law transposing Directive (EU) 2019/1937 on the protection of whistleblowers. In compliance with these and other legal requirements, Ferrovial makes the Ethics Channel available to its employees and stakeholders, a confidential system that allows, if the senders so wishes, anonymous reporting, to facilitate the disclosure of any possible irregularity, non-compliance or behavior contrary to the law or Ferrovial's ethics policies and procedures, especially including possible cases of fraud or corruption, anti-competitive practices, human rights violations, financial and tax matters or damage to the environment, always safeguarding their identity and with zero tolerance for any potential retaliation. This anonymity guarantees a secure and confidential channel for individuals to report concerns or misconduct, ensuring alignment with the principles and protections outlined in the Directive. Likewise, matters related to accounting, internal accounting controls, auditing or questionable financial practices of Ferrovial SE, as well as any alleged misconduct by members of the Board of Directors, all of which are considered to be “Priority Communications” under the Ethics Channel policy, may be reported. All Priority Communications shall be managed by the Internal Audit Department and those involving actual or suspected misconduct of the Board shall be managed by the Chairman of the Audit and Control Committee. The Ethics Channel can be accessed by telephone, post, intranet or the corporate website ( https://ferrovial.com ). In addition, reporting channels were established in certain Group companies where it was deemed appropriate. All communications are managed objectively and diligently in accordance with the Ethics Channel Policy. Throughout the process, the rights of those involved, in particular presumption of innocence, will be respected. Likewise, Ferrovial has zero tolerance for retaliation against anyone who makes a report to the Ethics Channel in good faith or participates in the investigation thereof. Communications to the Ethics Channel will be triaged by the Compliance Department and managed by employees in the Compliance Network who are authorized to conduct investigations, taking into consideration geographical proximity to the sender, independence and the absence of conflicts of interest. To assist teams that may be involved in this task in their respective areas of expertise, the Compliance Department developed an Investigations Guide. In addition, training sessions were given through the Compliance Network to ensure diligent management of all communications and respect for the people involved. Communications shall be managed and resolved by the department determined to be the most appropriate under the circumstances, and in consideration of the geographical proximity to the Senders. Ferrovial will ensure independence and the absence of Conflicts of Interest in this process to the fullest extent possible. The Chief Compliance Officer reports quarterly to the Audit and Control Committee, and annually to the Board of Directors, on the communications received and the steps taken in relation to them. During 2024, a total of 181 communications were received through the different communication channels, which represents an increase of 8% compared to 167 in 2023. Of the 181 communications received, 59 (33%) were anonymous (compared to 64 (38%) in 2023), and 88 (49%) were considered substantiated (compared to 82 (49%) in 2023). Of those substantiated, corrective measures were agreed in 99% of cases (96% in 2023). The remediation measures adopted are mainly disciplinary actions (including termination), training programs, or changes to internal processes and procedures, all pursuant to the applicable internal procedures, collective bargaining agreements and any applicable law. Likewise, the regulations applicable in the different jurisdictions in which Ferrovial performs its activities are considered. The Compliance Department periodically reviews communications that were already closed, to prevent possible cases of retaliation. In 2024, a new course on Practical Information for Avoiding Retaliation in the Workplace was deployed for managers and employees involved in decisions about other employees (recruiting, promotion, mobility, layoffs, disciplinary measures and others). Employees can also report concerns to the HR Department or their direct manager. Ferrovial also has a suggestion box set up on the Company's intranet, managed by the HR Department, so that employees can send their suggestions and needs directly to said department. Knowledge of and trust in the Ethics Channel are evaluated through surveys completed at the end of the mandatory training courses. The last survey was launched with the 2024 course on the Code of Ethics and the result was that 89.42% are aware of the existence of the Ethics Channel, 71.16% know how to access it, and 93.7% trust the Ethics Channel and how it is managed. Ethical Commitment of Third Parties: Ferrovial requires third parties, including suppliers, contractors, agents, consultants, and other business partners, with whom it engages to maintain ethical behavior in accordance with the highest standards. In each case, the third party shall approve and accept Ferrovial’s Code of Ethics and Business Conduct, the Suppliers Code of Ethics, and the Anticorruption Policy or the third party’s own policies if they are compatible with the basic principles and commitments set out in Ferrovial's Code of Ethics and Business Conduct and Anticorruption Policy, to ensure that the relevant third parties meet the same standards of integrity as the Company. Additionally, third-party integrity due diligence is conducted in line with international best practices to ensure that Ferrovial mitigates the risk of corruption in the Company. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 158_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Commitment of Executives and Directors: In 2024, a total of 420 managers and employees signed a Compliance Declaration, where they expressed their acceptance and knowledge of the Code of Ethics, the Compliance Policy and the Anti-Corruption Policy and they acknowledged the importance of completing training courses, as well as their obligation to report any misconduct to the Compliance Department or to the Ethics Channel. Additionally, this year the 13 members of the Board of Directors signed a Compliance Declaration in line with the above. G1 – 2: MANAGEMENT OF RELATIONSHIPS WITH SUPPLIERS The Company focuses on maintaining an ethical relationship with its suppliers, applying an Integrity Due Diligence Process and sharing with them the Supplier Code of Ethics and Anticorruption Policy, ensuring that suppliers share its values and principles. In this sense, effective risk management is essential and includes the evaluation of suppliers and the implementation of appropriate measures to ensure the quality and security of supplies. Therefore, the main risks and opportunities that could affect the creation of value in the supply chain are controlled, as well as the economic, social and environmental impacts associated with the activity. For example, to mitigate the risk of supply chain disruptions, the ecosystem of critical suppliers is monitored and viable alternatives are identified to ensure continuity of supply and minimize potential negative effects. From a general point of view, the degree of criticality of all suppliers is analyzed, where critical suppliers as those whose volume of purchases is significant from an economic viewpoint, or one whose supplies or services could imply a negative impact on business continuity in the event of an incident, either because they manufacture critical materials or equipment or are difficult to replace. Based on these criteria, at the end of 2024 in the Construction division there were 210 critical suppliers identified, of which 208 were Tier-1 and 2 Tier-2. Of these suppliers, 138 were evaluated, of which 17 were detected with potential negative impacts. Among the latter, three have an improvement plan in place while one provider is involved in training programs. During 2024, 7,604 suppliers were evaluated (7,562 in 2023). In terms of supplier turnover, a total of 31.06% were critical suppliers (31.9% in 2023), while 96.75% came from local suppliers (96.9% in 2023). Ferrovial has Supplier360, a platform that monitors suppliers using advanced data analytics, language processing and internet search techniques. This makes it possible to detect potential risks, whether financial, environmental, legal, labor, human rights or reputational. The platform provides additional information to that already available in the supplier databases, for the selection, contracting and monitoring phases. In 2024, 1,378 suppliers of Ferrovial Construction were monitored, representing more than 60% of supplier turnover in Spain, the U.S. and the UK. A total of 43,500 pieces of information were collected through this tool. Likewise, the sources of information were expanded, mainly incorporating data related to compliance and ESG behavior. On the other hand, the information obtained through Supplier360 was integrated into the corporate purchasing tool, which has allowed greater visibility of the information by the entire Company. In this sense, effective risk management is essential and includes the evaluation of suppliers and the implementation of appropriate measures to ensure the quality and security of supplies. Therefore, the main risks and opportunities that could affect the creation of value in the supply chain are controlled, as well as the economic, social and environmental impacts associated with the activity. For example, to mitigate the risk of supply chain disruptions, the ecosystem of critical suppliers is monitored and viable alternatives are identified to ensure continuity of supply and minimize potential negative effects. From a general point of view, the degree of criticality of all suppliers is analysed, understanding a critical supplier as one whose volume of purchases is significant from an economic point of view, or one whose supplies or services could imply a negative impact on business continuity in the event of an incident. either because they manufacture critical materials or equipment or are difficult to replace. Based on these criteria, at the end of 2023 in the Construction division there were 216 critical suppliers identified, of which 214 were Tier-1 and 2 Tier-2. Of these suppliers, 130 were evaluated, of which seven were detected with potential negative impacts. Among the latter, three have an improvement plan in place while one provider is involved in training programs. The company focuses on maintaining an ethical and responsible relationship with its suppliers, applying a Integrity Due Diligence Process and sharing with them the Supplier Code of Ethics and Anticorruption Policy, ensuring a relationship with suppliers who share its values and principles. It is essential to build long-lasting relationships with strategic suppliers to achieve a comprehensive approach in line with corporate objectives and find synergies in your supply chain. For this reason, Ferrovial is committed to the continuous improvement of its processes, as well as to the achievement of environmental, social and ethical objectives through its purchases, which implies considering not only economic aspects, but also ESG impacts. Ferrovial does not have a specific supplier payment policy; however, it ensures compliance with the payment terms established in contractual agreements and the applicable legislation in each country where it operates, maintaining responsible and transparent business relationships. G1 – 3: PREVENTION AND DETECTION OF CORRUPTION AND BRIBERY The Company makes compliance policies available to its employees on the intranet. The main corporate compliance policies are also available on Ferrovial's website. Additionally, training courses on these policies are offered regularly. For their part, suppliers who offer services to the Company receive the Supplier Code of Ethics and the Anti-Corruption Policy, so that they are aware of and apply them. The approval of the new Code of Ethics and Business Conduct and related policies was published on the intranet and website and a news item was published on Ferrovial's intranet to inform employees about the importance of reading and applying the Code and policies in their day-to-day activities. Ferrovial's Anti-Corruption Policy establishes rules to regulate the behavior of employees, executives and directors of the Group, as well as the third parties with which it interacts. The policy is governed by the principle of "zero tolerance" for any practice that could be considered bribery or corruption and requires compliance with all applicable anti-corruption laws. The policy also requires the reporting of any violations of the policy or other misconduct. The Policy requires that third parties approve and accept Ferrovial’s Code of Ethics and Business Conduct and the Anticorruption Policy or the third party´s own policies if they are compatible with the basic principles and commitments set out in Ferrovial's Code and Anticorruption Policy to ensure third parties meet the same standards of integrity and ethics as the Company. Ferrovial requires ethical behavior in accordance with the highest standards from the third parties with which it interacts. To that end, a third party integrity due diligence procedure is followed, in line with international best practices. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_159

Certain positions and functions have been identified as higher risk of corruption and bribery. Among the priorities of the company's Training Plan is raising employee awareness of these risks, especially in relation to criminal acts such as corruption and bribery: 1. Employees with relations with public administrations: Employees who interact directly with public administrations are exposed to situations where bribery risks may arise. This includes those who participate in tenders or government contracts. 2. Employees engaged in negotiations with third parties: Employees involved in negotiations with third parties, such as suppliers or business partners, are also susceptible to corruption risks. 3. Employees of the Procurement Department: This department is a critical area, as employees who manage the procurement of goods and services have a high level of interaction with suppliers and may be in positions where corruption is a potential risk. To address these risks, specific policies were issued, including the Anti-Corruption Policy, the Gifts & Hospitality Policy, the Lobbying and Political Contributions Policy, the Due Diligence Policy with Respect to Third Party Integrity, the Procedure for Due Diligence with Respect to Supplier Integrity and the Supplier’s Code of Ethics, among others. In addition, training courses have been designed for awareness and practical implementation of these policies and functions-at-risk, concluding that all of them are covered by this training programs. The Company also makes Ethics Channel available to its employees and stakeholders, to facilitate the reporting of any possible irregularity, non- compliance or behavior contrary to Ferrovial's Code of Ethics and Business Conduct and related policies, or applicable law. Likewise, matters related to accounting, internal accounting controls, auditing or questionable financial practices of Ferrovial, as well as any alleged misconduct by Board members, may be reported. The Chief Compliance Officer reports quarterly to the Audit and Control Committee, and annually to the Board of Directors, on the communications received and the steps taken in relation to them. The company makes the Compliance policies available to its employees on the intranet, for their reading and knowledge. The main corporate compliance policies are also available on Ferrovial's website. Additionally, training courses on these policies are organized regularly. In 2024, a total of 418 executives signed a Compliance Declaration, where they express their acceptance and knowledge of the Code of Ethics, the Compliance Policy and the Anti-Corruption Policy, they assure the importance of fulfilling training courses, as well as their obligation to report any non-compliance to the Compliance Department or through the Ethics Channel. Additionally, this year the 13 members of the Board of Directors signed a Compliance Declaration in line with the above. Ferrovial implemented several key actions to prevent corruption and bribery, reinforcing its commitment to ethical conduct and compliance across all operations. The Company established a comprehensive Compliance Program, which includes the Code of Business Ethics, the Crime Prevention Model, and the Anti-Corruption Policy. These initiatives are designed to promote adherence to legal and ethical standards among employees, suppliers, and partners. Key Actions Taken: • Code of Business Ethics: Ferrovial updated its Code of Business Ethics to provide clear guidelines on ethical behavior, emphasizing the prohibition of corruption and bribery. This code is applicable to employees and stakeholders globally. • Crime Prevention Model: The Company reinforced its Crime Prevention Model, which identifies potential risks related to corruption and establishes protocols to mitigate them. This model is integrated into the Company's operations to ensure compliance with legal requirements. • Anti-Corruption Policy: Ferrovial's Anti-Corruption Policy outlines the Company's zero-tolerance stance on corruption and bribery. It mandates regular training for employees to recognize and prevent corrupt practices. • Ethics Channel: The Company maintains an Ethics Channel, a confidential system that allows employees and stakeholders to report any unethical behavior or violations of the Code of Business Ethics, safeguarding their identity and preventing retaliation. Planned Future Actions for the: Ferrovial plans to continue enhancing its compliance framework by: • Regular Training: Implementing ongoing training programs to educate employees and partners on anti-corruption policies and ethical standards. • Monitoring: Conducting regular audits and assessments to ensure adherence to compliance policies and identify areas for improvement. • Policy Updates: Continuously reviewing and updating policies to align with evolving legal requirements and best practices in anti-corruption measures. Scope of Actions: These actions cover all of Ferrovial's operations, including its upstream and downstream value chains, across all geographies where the Company operates. The initiatives are designed to impact all stakeholder groups, including employees, suppliers, partners, and clients. Time Horizons: • Short-Term (2023-2024): Implementation of enhanced training programs and initiation of regular audits. • Medium-Term (2024-2026): Comprehensive review and update of compliance policies and procedures. • Long-Term (2026 and beyond): Sustained monitoring and continuous improvement of the compliance framework. Remediation Actions: In cases where violations occur, Ferrovial is committed to taking appropriate remedial actions, which may include disciplinary measures, policy revisions, and cooperation with authorities to address and rectify any harm caused by unethical conduct. Progress from Prior Periods: FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 160_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Building upon previous efforts, Ferrovial strengthened its compliance program by updating key policies and enhancing reporting mechanisms. The Company also increased engagement with stakeholders to promote a culture of integrity and transparency.

G1 – 4: CONFIRMED INCIDENTS OF CORRUPTION OR BRIBERY

Ferrovial has not received any convictions or fines for violations of anti-corruption and anti-bribery laws.

G1 – 6: PAYMENT PRACTICES

Ferrovial strictly complies with the payment terms established by national regulations in the countries where it operates, ensuring fair and transparent business relationships with its suppliers. The Company is firmly committed to business ethics and sustainability within its supply chain, guaranteeing that payments are made within the contractual and legal deadlines set in each jurisdiction.

Ferrovial does not distinguish between categories of suppliers, and applies the same standard payment terms.

The following table provides detailed information on payment terms in the countries where Ferrovial calculates the payment practices, coinciding with the countries that have the greatest market presence, providing a representative sampling and reflecting its commitment to financial responsibility and regulatory compliance. Out of the countries mention below, all of the payments are aligned with the standard practices.

Requirement	Spain	U.S. & Canada	U.K.
a) Average time to pay an invoice (in days)	42 days	Webber LLC: 35 days; Cintra U.S. Services: 55 days; Ferrovial Holding U.S.: 60 days.	23 days
b) Usual payment terms by supplier category and alignment	42 days . Ratio of pending operations: 49 days	Material suppliers: 30 days; Consultants: 15 days; Subcontractors: 30-60 days; Traffic control and police: 1 day.	Aligned with the Construction Act: 5 days from valuation to due date, and 30 days after the due date.
c) Number of legal proceedings for payment delays	No legal proceedings have been reported.	No legal proceedings have been reported.	No legal proceedings have been reported.
d) Additional information necessary to provide context	The data covers all Ferrovial divisions in Spain, calculated from invoice issuance to payment settlement.	Representative sample of Webber LLC, Cintra U.S. Services, and Ferrovial Holding U.S. Averages calculated by comparing invoice issuance and payment dates in 2023.	Methodology based on compliance with the Construction Act, ensuring payments within legal and contractual terms.

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_161

Entity-Specific CYBERSECURITY SBM-1 – MARKET POSITION, STRATEGY, BUSINESS MODEL(S) AND VALUE CHAIN Protected assets Digital products and services (IT), industrial systems (OT), internet-connected assets (IoT) and information generated in business processes are crucial for the creation of value for our stakeholders. *Note: Indicator data on Ransomware attacks detected and automatically blocked, collected as of June 2024. In general, the data expressed below are obtained from the technological platforms that support the security processes (MS Defender, Sentinel, Knowbe4, GlobalSuite). For this purpose, the source system is used as a reference and they are subsequently consolidated in Microsoft Office technologies. Evidence of data extraction is kept for those systems in which the retention period is shorter than the fiscal year for which they are obtained. These values have not been validated by a third party, although due diligence has been exercised with respect to their evolution throughout the fiscal year by their respective managers, taking into account possible deviations with respect to the defined thresholds. As far as possible, efforts have been made to standardize the data, providing them on a monthly or annual basis.Ferrovial monitors compliance with safety objectives and provides feedback to the corresponding governing bodies. Ferrovial's Security Model allows it to adapt to the changing and challenging environment in terms of cyber threats, providing the necessary resources to (I) guarantee the confidentiality, integrity and availability of its digital assets, (II) ensure due regulatory, legal and contractual compliance in the performance of its business activity and (III) provide resilience to the Company's value proposition. GOVERNANCE Ferrovial deploys and updates its Cybersecurity Governance Model, which is aligned with the business and with the achievement of its objectives. This model is based on an effective Risk Management program and a series of Cybersecurity Capabilities, based on international standards and best market practices, which are audited and reviewed regular throughout the year. Annually, a global cybersecurity risk assessment is performed across all Ferrovial's business units and subsidiaries, analyzing the exposure of assets to cyber threats and their potential impact. In addition, compliance with cybersecurity capabilities is reviewed, and a roadmap is developed to ensure that the residual risk level remains within the risk thresholds in accordance with the risk appetite established by the Company. The Company has a Global CISO and local CISOs for each business and subsidiary. Their roles and responsibilities in cybersecurity are clearly defined, as well as the relationship and reporting model across the business units. Ferrovial's governing bodies have an updated view of the state of cybersecurity. Thus, the Global CISO reports periodically to Ferrovial's Management Committee and to the Management Committees of the divisions, generally reporting on the security strategy and program, as well as about the main security risks and threats. In addition, the Global CISO, at the request of the Audit and Control Committee, provides information on the security strategy and program, the level of internal control, the main security risks and threats, and how they are being managed. The Global CISO also reports periodically to the Board of Directors, providing information about the strategy, the security program, the main security risks and threats, and how they are being managed. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 162_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT 100% Successfully managed security incidents 188,488 Phishing simulation emails received by employees annually 8,341 Unique users included in phishing simulations annually 60,908 Phishing mails blocked by our systems monthly 6,901 Blocked access to corporate resources with other malicious or untrusted origins monthly 2.3 Ransomware attacks detected and automatically blocked monthly*

Compliance is one of the fundamental practices within Cybersecurity Governance. As part of the Compliance Program, actions are being implemented to adapt the cybersecurity governance model to the SEC Rules on Cybersecurity published by the SEC in June 2023 and the NIS2 directive, in force in the European Union since January 2023.1 During 2024, initiatives were carried out to improve the Company's exposure surface, to promote automation and the use of AI in threat detection and response processes, and to adopt market technologies to obtain a quantified view of risk and materiality in terms of cybersecurity. As part of the SOx adaptation process, the internal control model for financial information was strengthened and automated and integrated into Ferrovial's Control Framework. MODEL Ferrovial has a Corporate Cybersecurity Policy. It was approved by the CEO in 2022 and applies to all divisions and subsidiaries and can be consulted at the Company’s website.1 Its principles and objectives are aligned with the business strategy. Its implementation is carried out through a set of Security Policies that encompasses the organization, people, processes and technologies, formalized in a set of Security Principles based on best market practices, highlighting the NIST CSF and the ISO 27001 standard (in which Ferrovial has been certified since 2012). The Cybersecurity Model adheres to the principle of continuous improvement established by the ISO 27001 standard (Plan, Do, Check, Act). The strategy is executed through a program with initiatives to develop new capabilities or strengthen current ones. The Model is periodically and systematically measured and reviewed through internal or third-party auditing processes, automated tools and by capturing and evaluating KGIs, KPIs and KRIs. The results of these reviews are supervised by the Cybersecurity team and are part of the elements that are regularly reported to Ferrovial's Governing Bodies. Ferrovial has a Cybersecurity Risk Assessment and Management Program, based on best market practices such as ISO 31000 and FAIR (Factor Analysis of Information Risk), which provides both a qualitative and quantitative view of this risk. Ferrovial is currently working to automat this process and enhancing our quantification capabilities, using a market CRQ (Cyber Risk Quantification) tool. This tool incorporates GRC (Governance Risk & Compliance) capabilities that complement other such tools already deployed. The cybersecurity strategy to be deployed throughout 2025 will focus on (I) evolving cybersecurity capabilities to strengthen the automation and orchestration of detection and response processes, (II) leveraging AI to support security processes, (III) protecting digital identity, (IV) increasing necessary control of the supply chain, (V) strengthening OT capabilities and (VI) ensuring due diligence and good governance regarding cybersecurity. Policy Cybersecurity Policy Description This policy defines the principles and guidelines for safeguarding Ferrovial's information, systems, and operations against cyber threats, ensuring confidentiality, integrity, and availability of digital assets. It supports the organization’s commitment to business continuity and secure data management. Target The policy aims to: • Ensure a digital and technological environment with the necessary level of security. • Guarantee legal, regulatory, and contractual compliance. • Ensure operational resilience against cyberattacks. • Foster a culture of cybersecurity awareness and responsibility among employees, suppliers, and partners. Associated material impacts, risks and opportunities • Impacts: Potential economic losses, reputational damage, legal, regulatory and contractual non-compliance, and disruptions due to cyber incidents. • Risks: Suffer sophisticated cyberattacks that affect the Company’s operations, productivity, information, intellectual property or image/reputation, as well as the integrity of people Severe fines and penalties for non-compliance with regulations and enforcement control frameworks. • Opportunities: Build stakeholder trust through robust cybersecurity practices, leveraging innovation for competitive advantage, and compliance with global regulatory standards to strengthen market positioning. Follow-up and remediation process Ferrovial ensures policy implementation and compliance of its Cybersecurity Policy through the regular reviews of risks and controls encompassing all Business Units and participated assets. This information is reported periodically to the Company’s governing bodies that oversee the status of cybersecurity. Scope of the policy Stakeholders impacted All Ferrovial employees, suppliers, and customers with access to company systems or data. Geographic areas Global Value chain application The policy extends across the entire value chain, including upstream suppliers and downstream customers, ensuring secure practices in all business interactions. Cybersecurity is a practice supporting digital assets that ultimately support business activities. Exclusions from application There are currently no exclusions; the policy applies to all areas of activity, geographies, and stakeholders globally. Policy approval flow Chief Executive Officer Board of Directors - responsible for approving the policy. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_163 1 European Directive 2022/2555 of the European Parliament and of the Council (NIS 2): Cybersecurity legislation adopted for the entire European Union. Date of entry into force: 01/03/2023. Expected date for national transposition: 10/17/2024 (still pending in several member states). Date of reporting to the Commission of the list of essential and important entities: 04/17/2025.

Other issues to report (if applicable) Consistency with third-party instruments or standards The policy aligns with: • International standards, including ISO 27001 • European regulations such as the GDPR • The Spanish National Security Framework (ENS) • Ferrovial's Corporate Responsibility and Sustainability Policies Attention to stakeholders The policy incorporates feedback from key stakeholders to address cybersecurity concerns effectively and ensure secure collaboration across the organization. How it is made available This policy is available on the Ferrovial website (ferrovial.com) and on its intranet. Significant policy changes N/A - no changes were made “Associated material impacts, risks and opportunities”This concept is related with ESRS and double materiality. This concept is NOT related with materiality of Cyber Incidents considered by SEC. SBM-2 INTEREST AND VIEWS OF STAKEHOLDERS CULTURE During 2024, Ferrovial continued with its strategy of promoting a cybersecurity culture with a user-centric approach. Phishing drills were conducted, at least every two weeks, along with Smishing, QRishing and Vishing exercises. User response improved, both in threat detection and reporting suspicious messages. An increase in the notification of suspicious emails from phishing exercises was observed compared to the previous year. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 164_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

The improvement in user behavior is evidenced by the downward trend in 2024, both in the level of personal risk and in the predisposition of users to succumb to this type of threat.


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Users have visibility of both their risk level, based on their profiles, their daily actions, and behavior in *phishing* drills and training. This *feedback* helps individuals understand their current performance, encouraging the detection and management of these threats and encouraging them to undertake voluntary training actions to improve their *personal rating*. After the drills, the level of risk of becoming a victim to such attacks is measured and subsequent cycles of training, awareness and coaching are adapted to the specific needs identified.


Phishing Test Results
Reported Phishing Emails
Phishing Failures

Among the training activities promoted this year, the series *"The Inside Man"* merits mention, with chapters distributed weekly to all employees. Each episode in the series offers tips on protecting against cybersecurity threats such as social engineering, *phishing* and cyberattacks.

Ferrovial also develops specific training for different groups with specially selected content. This includes training in Secure Application Development for developers and architects of digital products, and the course on Safety in Industrial Control Systems for personnel involved with Operation Technologies (OT).

In 2024, the biannual Congratulations/Rewards campaigns continued, congratulating the employees who best respond to the awareness activities promoted from the Cybersecurity Directorate, and supporting the most vulnerable users with additional educational resources.

LEGAL, REGULATORY AND CONTRACTUAL COMPLIANCE

Within the Cybersecurity Directorate is the Cybersecurity Compliance area, responsible for identifying the applicable legislation on this topic, as well as the requirements necessary to ensure compliance. In performing its activity, it is regularly supported by Ferrovial's Legal Counsel and Compliance teams.

Compliance is implemented through the Security Model, by verifying the degree of compliance with the applicable requirements. Whenever a new law or regulation is identified, or an update to a previously applicable law one is published, the degree of coverage with respect to the new requirements is analyzed and, if appropriate, the model is enhanced in the event that any of them are not fully or partially covered.

The most relevant regulations covered by the Security Model include, but are not limited to: (I) Data Protection (EU GPDR and LOPDGDD), (II) Sarbanes Oxley Act (SO_x), (III) *SEC Rules on Cybersecurity*, (IV) Internal Control System for Financial Information (SCIIF), (V) SWIFT regulations *(Society for Worldwide Interbank Financial Telecommunication)*, (VI) NIS2 directive, (VII) PCI DSS regulations, (VIII) Crime Prevention Model as stipulated in the Penal Code, (IX) National Security Scheme (Spanish "ENS"), (X) ISO 27001 standard and various local regulations in the geographies where Ferrovial operates relating to the protection of Essential Services and Critical Infrastructures, and Privacy.
There are ongoing programs for adapting to some of the aforementioned regulations: (i) SOX, (II) *SEC Rules on Cybersecurity*, (III) NIS2, (IV) TX-Ramp.

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FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Likewise, the Cybersecurity Directorate ensures compliance with the security requirements defined in the specifications, tenders and contracts across various business units. This is because it is a member of the teams that analyze and prepare the specifications and decide when they will be integrated into Ferrovial's Cybersecurity Model.

SBM-3 - MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL

THREAT DETECTION, CORRELATION AND CYBERINTELLIGENCE

The Company has SOC *(Security Operations Center)* capabilities to protect its data centers, perimeters, endpoints and *cloud* environments. This service responds to alerts generated by SIEM *(Security Information and Event Management)* tools and detects use cases defined by Ferrovial's Cybersecurity Directorate, that require activation.


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Currently there is a SOAR *(Security Orchestration Automation and Response)* platform that enables the coordinated integration and operation of various prevention and protection tools, facilitating automated detection and response, as well as orchestration within the structured incident management playbooks and change management process.

The organization also integrated advanced cybersecurity platforms and processes to protect and detect information-related compromises in order to address use cases such as unauthorized access, anomalous transmission of large volumes of data, and exfiltration, either physical storage or via cloud services.

Cyber intelligence capabilities are a key factor in protecting organizations and enabling early detection and rapid response to security threats and incidents. For this reason, new tools were deployed for the advanced detection of corporate identity compromises and the distribution of associated information in commonly used illegal channels. This capability extends to the corporate level as well as to the business units and subsidiaries of the Group.

Although the Company has been working on cybersecurity for years with advanced *machine learning,* pattern analysis and automation tools, the evolution of artificial intelligence has enabled greater integration and the availability of new AI-related capabilities. These include retroactive investigation of potential incidents, real-time vulnerability detection, information protection for use in collaborative tools, and detection of and response to identity attacks.

Finally, the Company exchanges threat information and manages incidents in coordination with national and international cybersecurity agencies.

CYBERATTACK RESPONSE

The Company has a CSIRT *(Computer Security Incident Response Team)* that responds to events detected by the SOC (Security Operations Center) that may become security incidents. This team has DFIR *(Digital Forensics and Incident Response)* capabilities to analyze, contain, mitigate and prevent such events. The periodic identification of IoC's *(Indicators of Compromise)* and TTP's *(Tactics, Techniques and Procedures)* essential for enhancing protection and detection mechanisms and the SOC's response, both manual and automated.

Ferrovial also has cybersecurity posture tools that enable real-time assessment of compliance with certain security parameters and controls, of the managed IT infrastructure (in data centers and cloud environments) and of *endpoints*. This enables the generation of a comprehensive risk and control overview related to the security recommendations issued by manufacturers, market security standards and frameworks, as well as the development of action plans to improve the posture.

Ferrovial has an incident response protocol based on best market practices (INCIBE-CERT Guide, ISO/IEC 27035 and NIST). In addition, a global procedure was deployed for the identification and reporting of material cyber incidents to regulatory bodies (SEC, National and International Cybersecurity Agencies, AEPD, among others). Communication with regulators, authorities, clients and other stakeholders, through mechanisms within the specific deadlines established, is one of the key elements for Ferrovial to ensure transparency and due diligence.

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Detection and response capabilities are systematically evaluated through Breach & Attack simulations using commercially available technologies. It is important to note that, during 2024, there were no material cybersecurity breaches to Ferrovial's information systems. RESILIENCE AND CYBER RESILIENCE The Company established Contingency Plans and Recovery Plans to respond to and recover from disruptive events. The Crisis Management Protocol involves different Ferrovial departments and divisions, according to the protocols established for each of them. Response and recovery plans for incidents and disruptive events are tested at least once a year. Similarly, as part of the Vendor Risk Management (VRM) process, critical suppliers must provide evidence of regular testing of their recovery plans to ensure availability and the required recovery parameters Throughout 2024, Ferrovial has carried out various tabletop simulations, testing different crisis scenarios for the organizational structure, procedures and capabilities required in the coordination of detection, response and recovery actions in the event of cyberincidents. The Company also has a cyber insurance policy that provides various types of coverage for disruptive events and cyber incidents that may occur within the context of the work performed by Ferrovial, business units and subsidiaries; these include financial, incident response and legal coverage. It is worth noting that it has not been necessary to activate this policy, as no material cyberincidents have occurred. THIRD PARTY RISK MANAGEMENT Ferrovial has a Vendor Risk Management (VRM) process that establishes the security requirements that third parties must comply with based on the service they provide to the Company or their access level to the Company's information and assets. The process establishes evaluations of third parties based on the criticality of their products and services. Suppliers’ complete security requirement assessment questionnaires for each product or service with an IT component that they provide for Ferrovial, including evidence of compliance. The questionnaires are analyzed by the Cybersecurity VRM team to establish the risk level of the supplier-service combination. If a higher risk level is identified, safeguards are required both in the contracts and in the suppliers' own capabilities. Assessments may be based on reports issued by third parties, certifications, ratings or other audit and review techniques that provide the necessary information to determine the degree of compliance with cybersecurity hygiene measures by third parties. EXTERNAL VERIFICATION AND VULNERABILITY ANALYSIS The Company conducts an ongoing review of its Cybersecurity Model to identify potential improvements and address vulnerabilities. Each year, security audits and reviews are conducted, including: • Internal and third-party audits associated with the renewal of ISO 27001 certification. • Security audits within the framework of the EEFF audit (ITGC and ITCC) • External audit by SWIFT (Society for Worldwide Interbank Financial Telecommunication) • Audits performed by Internal Audit (third line of defense) • SOx IT ToD & ToE • Cybersecurity questionnaires required by clients • Dow Jones Sustainability Index (DJSI) • ESG Sustainability Report (dual materiality) • Ad-hoc security reviews according to annual planning • Regular breach & attack exercises, combined with threat hunting • Vulnerability reviews in data centers, endpoints, perimeters and cloud environments, as well as in industrial environments • Vulnerability reviews in the source code • Review of Ferrovial's cybersecurity rating • Vendor Risk Management (VRM) • Crisis simulations (tabletop exercises) Cybersecurity Management, consolidates, assigns, plans and monitors the implementation of the different action plans arising from the assessments, reviews and audits performed. Management review process is formally performed every year and one of the purposes is to review the achievement of Cybersecurity planned actions. This is overseen by the Global CISO considering different inputs such as KGI and KPIs, results of audit and review processes, follow up of risk treatment plans. Improvement actions are taken accordingly if needed. IRO MANAGEMENT Ferrovial adopts a comprehensive and structured approach to managing the material Impacts, Risks, and Opportunities (IROs) related to cybersecurity, ensuring alignment with best practices, regulatory requirements, and business priorities. This approach is based on robust governance, proactive risk management, and continuous improvement of cybersecurity capabilities. The management of material IROs in cybersecurity includes: FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_167

1. Governance and Organizational Framework: Ferrovial’s cybersecurity governance model is led by the Global Chief Information Security Officer (CISO), supported by local CISOs across business units. Regular reporting to the Management Committee and Board of Directors ensures oversight of strategy, key risks, and mitigation measures. The governance model also ensures compliance with standards such as ISO 27001, the NIS2 Directive, and SEC cybersecurity rules. 2. Risk Management and Threat Assessment: Annual global cybersecurity risk assessments quantify risks using advanced tools such as Cyber Risk Quantification (CRQ) and GRC platforms, identifying the exposure of critical assets and maintaining risk thresholds within acceptable limits. 3. Threat Prevention, Detection and Response: Advanced technologies like SOAR and cyber intelligence tools, along with organizational measures such as the SOC (Security Operations Center), detect and respond to threats. Artificial intelligence enhances retroactive incident analysis, real-time vulnerability detection, and identity protection. 4. Incident Management and Resilience: Incident response protocols based on best practices such as ISO/IEC 27035 ensure effective mitigation. The CSIRT team uses advanced digital forensics to investigate incidents, supported by regular breach simulations and comprehensive cyber insurance policies. 5. Third-Party Risk Management: The Vendor Risk Management (VRM) process requires suppliers to meet stringent cybersecurity criteria. Regular assessments and contractual safeguards are in place for high-risk suppliers. 6. Cultural Transformation and Awareness: Training programs and phishing simulations promote a "security-first" mindset among employees, with recognition campaigns rewarding those who excel in cybersecurity practices. 7. Continuous Improvement and External Verification: Regular audits, breach simulations, and vulnerability assessments ensure the cybersecurity framework remains effective and up-to-date. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 168_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

INNOVATION, DIGITALIZATION AND TECHNOLOGY APPLIED TO THE BUSINESS MDR-P: Policies Ferrovial manages innovation programs and initiatives through a dedicated team, focused on areas such as open innovation, growth, asset management, carbon footprint management, and new business models. Each of these areas is managed in the investment portfolio through project managers and transversal program managers. Currently, Ferrovial cannot disclose information about policies related to innovation at a global level, and therefore, such a policy has not been formalized in the company. We will evaluate the necessary scope to draft a global innovation policy that represents all the efforts already underway in the area of Innovation. MDR-T: Targets Establishment of measurable goals: The company plans to establish measurable goals oriented towards short- and medium-term results. Currently, key performance indicators (KPIs) and specific objectives for the entire portfolio of initiatives for 2025 are being defined. This effort is part of the ReadIT27 program, where specific goals have been defined at the program, workstream and initiative levels. Additionally, an impact model is being implemented to allow constant measurement and evaluation of the initiatives. MDR-A: Actions List of main actions taken and planned: • IT Finance 24: In the notification year, a new operating model was created with the integration of functions and shared service centers in Finance and Human Resources, allowing for greater agility and efficiency. Notable initiatives include the digitization of invoices and expense reports, in collaboration with the Juan XXIII Foundation, and the automation of consolidation and budgeting using predictive technologies and artificial intelligence. For the future, the evolution of key non-financial indicators of the company (ESG) and greater integration and traceability of information are planned. These actions contribute to improving operational efficiency, complying with security standards and regulatory frameworks, and automating internal and external processes. • Next Pass: This initiative has developed a digital touchpoint with users to expand digital services, starting in the U.S. and with the ambition to scale globally. The phases include initial research, opportunity identification, planning and validation, MVP development, and optimization of user acquisition and retention processes. In the future, optimizing the CAC index and expanding to Texas are planned. This initiative aims to create a direct relationship with users, improve the current offer, generate new business opportunities, and increase revenue. • Pangea: A common and centralized data catalog has been created, necessary to become a "Data Driven Company." Additionally, data-related roles have been implemented to comply with GDPR and SOX, and data domains have been standardized and reused. In the future, artificial intelligence models based on quality data will be developed, and the risk of fines for non-compliance with GDPR and SOX will be reduced. These actions improve data-driven decision-making, comply with regulations, and generate cost savings. Scope of main actions: • IT Finance 24: The coverage includes the digitization of invoices and the automation of reports and budgets, affecting both earlier and later phases of the value chain. Geographically, it is implemented globally with specific collaboration in Spain, and affects Finance and Human Resources employees, as well as the Juan XXIII Foundation. • Next Pass: The initiative covers from initial research to optimization of user acquisition processes, starting in the U.S. and with planned global expansion. It affects highway users and digital and mobility partners. • Pangea: The coverage includes the creation and management of a centralized data catalog, affecting all phases of the data lifecycle. It is implemented globally, complying with European and U.S. regulations, and affects Ferrovial employees, regulators, and technology partners. Time horizons: • IT Finance 24: The digitization of invoices and the automation of reports are carried out between 2023 and 2024. • Next Pass: The research and planning phases were carried out in 2021, the MVP development and optimization between 2022 and 2024, and the expansion to Texas is planned for 2024. • Pangea: The creation of the data catalog is carried out between 2023 and 2024, and the implementation of roles and regulatory compliance between 2023 and 2025. Corrective measures for affected individuals: • IT Finance 24: Collaboration with the Juan XXIII Foundation for the creation of employment for people with disabilities. • Next Pass: Improved service offering and personalization based on user knowledge. • Pangea: Data governance procedures have been implemented to protect sensitive information and comply with GDPR and SOX. Quantitative and qualitative information on progress: IT Finance 24: Progress has been made in the digitization of invoices and automation of reports, and positive results have been obtained from the collaboration with the Juan XXIII Foundation. SBM-1 – MARKET POSITION, STRATEGY, BUSINESS MODEL(S) AND VALUE CHAIN Ferrovial is in the midst of a digitalization process aimed at increasing competitiveness and transforming its business and operations. The Company aspires to be a leader in the use of data, technology, and innovation, focusing on generating value for its assets and defining its mission, approach, and objectives along these lines. Priority areas include asset digitalization & enhancement, new models, carbon management, open innovation, growth, the Ferrovial Lab, and several other programs within the digital business framework. During 2024 Ferrovial invested 70.6 million euros, to boosting digitalization in the businesses and for the development of innovative solutions in its infrastructures. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_169

Ferrovial’s digitalization program, Digital Horizon 2024, has significantly advanced the Company’s transformation process, with the objective of making Ferrovial a company focused on asset digitalization. With a view to the next cycle of investment in technology, digitalization, and innovation, Ferrovial designed a new program that builds on the achievements of Digital Horizon 2024 and was updated with a new forward-looking perspective. This program considers emerging technologies such as artificial intelligence, the migration of databases to the cloud, and maintains the focus on data, cybersecurity, digital products, process optimization and digitalization, and modern and updated technological infrastructure. Moving forward, the new ReadIT 2027 program builds on these achievements and incorporates emerging technologies such as artificial intelligence, cloud migration, cybersecurity, digital products, process optimization, and a modern technological infrastructure. The ReadIT 2027 program aims to strengthen Ferrovial’s core business by focusing on automation, efficiency, competitiveness, agility, and data monetization while fostering a digital business culture. This program introduces transformation vectors to guide digitalization: • Decisions + Smart: Automation of reporting, AI-based product launches and identification of new business cases. • Process + Digital: Process automation, expansion of process mining, and extension of the end-to-end digital portfolio to businesses. • People + Agile: Industrialization of change management, user-centric products and effective adoption, digital training and digital corporate university, and new global IT and innovation operating model. • Platforms + Scalable: Cloud transformation, obsolescence mitigation, enterprise architecture platform, and industrialization of the development lifecycle. These transformation vectors aim to guide the organization to maximize value and managerial focus throughout the entire process of discovery, development and implementation of digitalization initiatives. A value-oriented culture enhances the investment committed to innovation and accelerates the delivery of results to all agents involved in Ferrovial's digital transformation process. Ferrovial's Read IT 2027 strategy focuses on leveraging AI-driven digital transformation to enhance efficiency, risk management, competitiveness, and business diversification. To ensure the effectiveness of these initiatives, Ferrovial employs various tracking mechanisms, including AI-powered insights and self-service analytics for optimizing process performance and informing strategic decisions, cybersecurity frameworks and compliance measures for risk mitigation and business continuity, standardized IT governance models like LeanIX and SAP Ariba, change agent networks and training programs to drive digital adoption, and ESG impact monitoring to integrate sustainability considerations into IT processes. The strategy sets measurable, time-bound goals linked to sustainability and operational excellence, such as increased digitalization and automation, deployment of scalable AI solutions, enhancement of cybersecurity resilience, and strengthened ESG strategy. These targets are tracked using KPIs like the percentage of digitalized processes, average cybersecurity risk scores, and the percentage of ESG KPIs with automated management. Ferrovial continuously evaluates the strategy's effectiveness through regular reporting, AI-driven process optimizations, cybersecurity risk tracking, and sustainability initiative evolution. Stakeholder involvement is crucial, with collaboration across business units, partnerships with technology providers, engagement with regulatory bodies, and feedback loops from employees and industry experts. Future developments include continuous performance monitoring, refining sustainability-focused initiatives, and further stakeholder involvement to ensure alignment with evolving ESG and digital transformation expectations. This structured approach ensures that Read IT 2027 aligns with Ferrovial’s broader corporate sustainability and business resilience goals while remaining adaptive to emerging challenges and opportunities. The program is supported by value levers, from which the necessary capabilities are extracted to digitize the business (digital construction & digital concession) and the Company (digital corporation). Ferrovial has established an Innovation Policy, which is currently applicable exclusively to Ferrovial Construction. This policy recognizes innovation as a key driver for achieving operational efficiency, risk reduction, and profitability. It follows an open and participatory innovation model aimed at meeting strategic objectives, creating tangible impacts, and fostering industry-wide advancements that benefit employees, collaborators, clients, shareholders, and society. The Innovation Policy is designed to: • Promote innovation opportunities across all areas of activity within Ferrovial Construction. • Develop and implement new products, operations, and technologies that enhance productivity, reduce risks, and create competitive advantages. • Focus on sustainable innovation models that are environmentally friendly, economically viable, and socially inclusive. • Encourage a culture of innovation based on communication, learning, participation, and recognition of contributors. At present, this policy does not extend to all of Ferrovial’s business lines. However, the company acknowledges the strategic importance of innovation across its entire operations and plans to develop a comprehensive Innovation Policy in the coming years that will cover all business units. SBM-2 INTEREST AND VIEWS OF STAKEHOLDERS Ferrovial’s digitalization strategy extends beyond internal transformation and considers the interests of key stakeholders, including employees, customers, business partners, and regulatory bodies. The Company ensures that its digital business (associated with the direct digital transformation of the Toll Roads, Construction, Airports and Energy businesses) initiatives align with the needs of various stakeholders by enhancing operational efficiency, improving data-driven decision-making, and strengthening cybersecurity compliance in response to increasing regulatory demands. The portfolio of initiatives was divided into strategic programs that include business platforms, asset management and digitalization of operations, exploration of new technologies and business lines, cost control optimization, ESG, new business growth and development, connected works, data solutions, smart highways and design of technical quoting solutions. The Digital Corporation program ensures that corporate support areas such as Finance, Human Resources, Communications, Audit, Legal, Quality, Health and Safety benefit from digital transformation, improving service efficiency and transparency. Digital initiatives also align with the expectations of customers and regulatory authorities, particularly in cybersecurity, data management, and compliance. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 170_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Additionally, Digital Enablers facilitate collaboration across departments, ensuring that digital transformation supports business needs while maintaining operational resilience. Programs such as Artificial Intelligence and Journey to Cloud are structured to drive cross-functional innovation and provide digital solutions that meet stakeholder expectations. Furthermore, Ferrovial’s Venture Capital and Startup Engagement initiatives involve forming strategic agreements with industrial partners and emerging tech firms, ensuring continuous improvement and alignment with market innovations. The development of new investment theses is also planned to grow current businesses and create new business units. Each cross-cutting program or practice has its specific objectives: • Artificial Intelligence: Maximize the value of AI and GenAI in Ferrovial, improve employee experience and productivity, identify and explore new early-stage technologies, increase technological capabilities faster and industrialize the application of AI. • Journey to Cloud: Migration of cross-cutting applications and corporate functions to the cloud, reducing dependence on physical platforms such as data centers, and taking advantage of the benefits of automation, scalability, data integration and acceleration of critical processes. • Cyber: Comply with cybersecurity regulatory and customer and business unit requirements. Cyber security for all technology processes, assets and operations. • Data: Promote data-driven decisions, systems integration, process automation and robust data platforms for AI. Develop workforce capabilities around data and analytics, and support the development of new digital products. • Digital Products & Process Automation: Build capabilities and explore the evolution of a technology-agnostic approach for operational efficiency and new revenue streams. Develop user-centric initiatives and lead change management. • IT Operations & Tech: Develop core technology services, IT monitoring and governance. Create development frameworks, upgrade obsolete software, and orchestrate systems migration for business continuity. Research capabilities were also strengthened through agreements with leading academic institutions in innovation and digitalization. In the cultural area, we promote initiatives and programs for internal entrepreneurship, as well as obtaining public funding to complement internal resources in areas such as sustainability. SBM-3 - MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH STRATEGY AND BUSINESS MODEL The rapid evolution of digital technologies presents both risks and opportunities for Ferrovial’s business model. While digital transformation enhances efficiency, competitiveness, and asset management, it also introduces challenges such as cybersecurity threats, data privacy risks, technological obsolescence, and the need for continuous investment in new capabilities. Ferrovial’s ReadIT 2027 program is structured to mitigate these risks through cybersecurity measures, data integration strategies, and cloud migration efforts. The Cybersecurity Program ensures compliance with evolving regulatory frameworks and customer security requirements, minimizing the risk of data breaches and system vulnerabilities. Moreover, the Data Program promotes data-driven decision-making, automation, and AI adoption, reducing inefficiencies and enhancing operational resilience. The Digital Products & Process Automation initiative is designed to streamline workflows and unlock new revenue opportunities while ensuring a structured governance model for proof-of-concept development and scaling. The Cross-Cutting Innovation initiative plays a key role in identifying and mitigating risks associated with technology disruption and emerging market trends. By engaging with startups and venture capital partners in fields such as robotics, digital twins, and virtual reality, Ferrovial ensures that it remains at the forefront of industry innovation. Lastly, investment in AI-driven projects (€2M) reflects Ferrovial’s commitment to leveraging machine learning and automation to drive operational efficiency and competitiveness. The governance framework supporting AI initiatives ensures structured innovation management, reducing risks associated with rapid technological adoption and ensuring sustainable, long-term integration within Ferrovial’s business model. IRO Management Ferrovial established a structured process to identify and assess material Impacts, Risks, and Opportunities (IROs), in line with its Risk Control and Management Policy. This process, known as Ferrovial Risk Management (FRM), is implemented across all business areas and is periodically supervised by the Audit and Control Committee of the Board of Directors. IRO Identification and Assessment Process: • Risk Event Identification: The FRM process is conducted twice a year and enables the early identification of risk events that could impact business objectives, including corporate reputation. • Risk Assessment: Each identified risk is evaluated based on its likelihood of occurrence and potential impact. Two types of assessments are performed: Inherent Assessment: Before applying specific control measures. Residual Assessment: After implementing mitigation measures. Prioritization and Mitigation: Risks with the highest risk assessments are prioritized for appropriate mitigation measures based on their nature, while also leveraging opportunities arising from effective risk management. Innovation-Related IROs Identified by the Company: • Innovation Generation in Society: Through the creation of research centers and the development of collaborations and partnerships. • Improvement of the Environmental Impact of Projects: Implementing new technologies in processes and digital management tools to quantify their impact. • Promotion of an Innovative and Digital Culture: Encouraging continuous improvement and a more employee-friendly work environment. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_171

• Enhanced Safety in Projects: Promoting innovation and digitalization to reduce accidents and occupational risks. • Challenges in Machinery Maintenance and Replacement: Adapting to new technologies. • Impact on the Workforce Due to the Technological Gap: Resulting from digital transformation. • Workforce Reduction Due to Automation: And the integration of new technologies. • Implementation of New Technologies for a More Resilient Asset Portfolio. • Identification of New Low-Emission Technology-Based Businesses: Such as photovoltaic plants, nuclear SMRs, offshore wind energy, etc. • Operational Vulnerability Due to Service Disruptions: Resulting from exposure to natural disasters. • Potential Sanctions and Reputational Loss Due to Regulatory Non-Compliance in AI-Related Matters. These IROs reflect Ferrovial’s commitment to innovation and adaptation to current technological and environmental trends. Ferrovial discloses information about its risk management process and identified IROs, providing details on its Risk Control and Management Policy, the FRM process, and the oversight carried out by the Board of Directors and the Audit and Control Committee. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 172_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Spanish Law 11/2018

Requirements for Non-Financial Information and Diversity (Law 11/2018) and the European Union Regulation on the Taxonomy of Sustainable Activities

Taxonomy			
Scope		Reporting framework	Reference
Taxonomy		Proprietary methodology based on compliance with EU Regulation 2020/852.	71
General areas			
Scope		Reporting framework	Reference
Business Model	Description of the **business model:** • Business environment • Organization and structure • Markets in which it operates • Objectives and strategies • Main factors and trends that may affect its future development • Main policies applied by the Group	ESRS 2 E1-2, E1-4 E3-1, E3-3 E4-2, E4-4 E5-1, E5-3 S1-1, S1-5 S2-1, S2-5 S3-3, S3-5 G1-1	43, 87, 89, 95,98, 106, 109, 112, 114, 118, 128, 139, 145, 151, 153, 154
Main risks and impacts identified	Internal Control and Risk Management System	ESRS 2 GOV 5	52
	Analysis of risks and impacts related to key issues	ESRS 2 IRO-1, SBM-3	65, 59
Environmental issues			
Scope		Reporting framework	Reference
Environmental management	**Current and foreseeable effects** of the company's activities	ESRS 2 GOV 5	52
		ESRS 2 IRO-1, SBM-3	65, 59
	Environmental **assessment or certification procedures**	E1-1	85
	Resources dedicated to environmental risk prevention	E1-3	88
	Application of the **precautionary principle**	E1-2 E3-1 E4-2 E5-1	87, 95, 106, 112
	Number of **provisions and guarantees** for environmental risks	E1-3 E1-2 E3-2 E4-3 E5-2	88, 87, 97, 107, 113
Circular economy and waste prevention and management	Waste prevention, recycling, reuse, other forms of recovery and disposal **measures**	E5-2	113
Circular economy and waste prevention and management	**Actions** to combat food waste	Not applicable	Not applicable
Sustainable use of resources	Water **consumption** and water supply in accordance with local constraints	E3-4	98

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Sustainable use of resources Climate change	**Consumption** of raw materials and measures taken to improve the efficiency of their use	E1-4	89
	Direct and indirect energy **consumption**	E1-5	89
	Measures taken to improve energy efficiency	E1-3	88
	Use of renewable energies	E1-5	89
	Important **elements** of greenhouse gas emissions generated	E1-4 E1-6	89, 90
Climate change Biodiversity protection	**Measures** taken to adapt to the consequences of climate change	E1-3	88
	Voluntary reduction **targets**	E1-4	89
	Actions taken to preserve or restore biodiversity	E4-3	107
Biodiversity protection	**Impacts** caused by activities or operations in protected areas	ESRS 2 SBM 3	59
Social and personnel issues			
Scope		Reporting framework	Reference
Employment	Total **number** and distribution of employees by gender, age, country, and professional category	S1-6	128
	Total **number** and distribution of employment contract types	S1-6	128
	Average annual number of permanent, temporary and part-time contracts by gender, age and professional category	S1-6	128
	Number of dismissals by gender, age and professional category	S1-6	128
Scope		Reporting framework	Reference
	Wage gap	S1-16	135
	Average **remuneration** by gender, age and professional category	Annex Law 11/2018	176
	Average **compensation** of Board Members by gender	Annex Law 11/2018	176
	Average executive **remuneration** by gender	Annex Law 11/2018	176
	Implementation of work disconnection **policies**	S1-1	118
	Employees with disabilities	S1-12	134
Work organization	**Organization of** working time	S1-1	118
	Number of hours of absenteeism	S1-14	134
	Measures aimed at facilitating the enjoyment of work-life balance and encouraging the co-responsible exercise of work-life balance by both parents	S1-4	125
Health and safety	Occupational health and safety **conditions**	S1-4	125
	Number of occupational accidents and occupational diseases by gender, frequency and severity rate by gender	S1-14	134
Social relations	**Organization of** social dialogue, including procedures for informing, consulting and negotiating with personnel	S1-2	123
	Percentage of employees covered by collective bargaining agreements, by country	S1-8	132
Scope		Reporting framework	Reference
	Review of collective bargaining agreements, particularly in the field of safety and health	S1-1	118
	Mechanisms and procedures in place to promote the involvement of employees in the management ofmanaging the companyCompany, in terms of information, consultation and participation	S1-2	123
Training	**Policies** implemented in the field of training	S1-2	123
	Total **number** of training hours by professional category	Annex Law 11/2018	183
Universal accessibility for people with disabilities		S1-4 S1-12	125, 134

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Equality	**Measures** taken to promote equal treatment and opportunities between women and men	S1-4 S1-9	125, 133
	Equality plans, measures adopted to promote employment, protocols against sexual and gender-based harassment, etc.	S1-1 S1-4 S1-9	118, 125, 133
	Integration and universal accessibility of persons with disabilities	S1-4 S1-12	125, 134
	Policy against all types of discrimination and, where appropriate, diversity management	S1-1	118
Information on respect for human rights			
Scope		Reporting framework	Reference
Implementation of human rights due diligence procedures		ESRS 2 GOV 4	52
Prevention of the risks of human rights violations and, where appropriate, **measures** to mitigate, manage and redress possible abuses committed		S1-4 S2-4 S3-4	125, 143, 151
Complaints of human rights violations		S1-17	137
Promotion and enforcement of the provisions of the ILO core conventions related to respect for freedom of association and the right to collective bargaining, the elimination of discrimination in respect of employment and occupation, the elimination of forced or compulsory labor, and the effective abolition of child labor		S1-1 S2-1	118, 139
Information related to the fight against corruption and bribery			
Scope		Reporting framework	Reference
Measures taken to prevent corruption and bribery		G1-3	160
Measures to combat money laundering		G1-3	160
Contributions to foundations and non-profit organizations		Annex Law 11/2018	184
Information about the Company			
Scope		Reporting framework	Reference
Management approach			
Company commitments to sustainable development	**Impact** of the Company's activities on employment and local development	ESRS 2 SBM 3	59
	Impact of the Company's activities on local populations and the territory	ESRS 2 SBM 3	59
	Relationships maintained with local communities	S3-2	150
Management approach			
Scope		Reporting framework	Reference
	stakeholders and the types of dialogue with them	SBM-2	58
	Partnership or sponsorship **actions**	S3-4	151
Subcontracting and suppliers	**Inclusion of** social, gender equality and environmental issues in the procurement policy	S2-1	139
	Considerations in relations with suppliers and subcontractors of their social and environmental responsibility	S2-2, S2-3 S2-4 G1-2	142, 142, 143, 160
	Monitoring and auditing **systems** and audit results	G1-2 S2-2, S2-3 S2-4	160, 142, 142, 143
Consumers	**Measures** for consumer health and safety	S4-1 S4-4	Not material
	Complaint **systems**	S4-3	Not material
	Complaints received and resolution of complaints	S4-5	Not material
Tax information	**Benefits** obtained on a country-by-country basis	Annex Law 11/2018	184
	Taxes on profits paid		
	Public **subsidies** received		

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Average salaries and their evolution broken down by sex, age and professional classification or equal value

RATIO OF BASIC SALARY AND REMUNERATION OF WOMEN VS. MEN

2024 gender pay gap (expressed in local currency and annual salary) by country.

Data as of 12/31/2024 - Base Salary + Salary Supplements (*):

Country	Gender	No. employees	% employees	Median salary	Average salary	% gender pay gap (median salary)	% gender pay gap (average salary)
Spain	Women	1,087	18%	€41,342	€51,210	-11.24%	-1.61%
	Men	5,096	82%	€37,166	€50,397		
United Kingdom	Women	265	23%	£45,331	£54,656	16.42%	10.93%
	Men	874	77%	£54,234	£61,364		
U.S.	Women	596	13%	$80,417	$97,190	-7.97%	-10.36%
	Men	4,008	87%	$74,480	$88,068		
Poland	Women	1,788	27%	120,000 zł	138,759 zł	-17.51%	1.80%
	Men	4,913	73%	102,120 zł	141,297 zł		
Chile	Women	440	10%	18,369,208 CLP	21,475,854 CLP	1.98%	1.45%
	Men	4,028	90%	18,739,806 CLP	21,792,419 CLP		
Canada	Women	73	12%	$79,180	$103,118	4.83%	-11.81%
	Men	558	88%	$83,200	$92,227		

The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

The global gender pay gap, in terms of the median, remains favorable to women, although this difference has narrowed, indicating a trend toward greater pay equity. In terms of average, a slight shift in favor of men was observed when comparing the 2023 data with that of 2024. These data reflect a minimal gap percentage, indicating a trend toward reducing the gender pay gap. The sample included in the analysis represents 93% of the total workforce at the end of the period, covering employees from the countries with the most significant relevance to the Company's activities. The remaining 7% of the workforce corresponds to countries where the activity is not as significant or where the number of employees per country is not material.

(*) Salary supplements are considered to be those additional remunerations to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (for example, language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the target variable was taken into account.

2024 Gender pay gap (expressed in euros) by country.

Data as of 12/31/2024 - Base Salary + Salary Supplements (*):

Country	Gender	No. employees	% employees	Median salary	Average salary	% gender pay gap (median salary)	% gender pay gap (average salary)
Spain	Women	1,087	18.0%	41,342 €	51,210 €	-11.24%	-1.61%
	Men	5,096	82.0%	37,166 €	50,397 €		
United Kingdom	Women	265	23.0%	53,549 €	64,565 €	16.42%	10.93%
	Men	874	77.0%	64,066 €	72,488 €		
U.S.	Women	596	13.0%	74,336 €	89,841 €	-7.97%	-10.36%
	Men	4,008	87.0%	68,848 €	81,408 €		
Poland	Women	1,788	27.0%	27,873 €	32,230 €	-17.51%	1.80%
	Men	4,913	73.0%	23,720 €	32,820 €		
Chile	Women	440	10.0%	17,989 €	21,031 €	1.98%	1.45%
	Men	4,028	90.0%	18,352 €	21,341 €		
Canada	Women	73	12.0%	53,430 €	69,584 €	4.83%	-11.81%
	Men	558	88.0%	56,143 €	62,234 €		
GLOBAL GENDER PAY GAP 2024	**Women**	**4,249**	**18.0%**	**38,853 €**	**46,665 €**	**-1.83%**	**2.10%**
	Men	**19,477**	**82.0%**	**38,154 €**	**47,666 €**		
GLOBAL GENDER PAY GAP 2023	**Women**	**3,986**	**17.0%**	**36,438 €**	**43,627 €**	**-12.73%**	**-0.65%**
	Men	**19,067**	**83.0%**	**32,323 €**	**43,345 €**		
GLOBAL GENDER PAY GAP 2022	**Women**	**3,780**	**21.0%**	**36,424 €**	**42,199 €**	**-8.87%**	**3.24%**
	Men	**18,532**	**79.0%**	**33,457 €**	**43,610 €**		

The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

The global gender pay gap, in terms of the median, remains favorable to women, although this difference has narrowed, indicating a trend toward greater pay equity. In terms of average, a slight shift in favor of men was observed when comparing the 2023 data with that of 2024. These data reflect a minimal gap percentage, indicating a trend toward reducing the gender pay gap. The sample included in the analysis represents 93% of the total workforce at the end of the period, covering employees from the countries with the most significant relevance to the Company's activities. The remaining 7% of the workforce corresponds to countries where the activity is not as significant or where the number of employees per country is not material.

(*) Salary supplements are considered to be those additional remunerations to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (for example, language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the target variable was taken into account.

The global median data is calculated as the average of the medians of the different countries.

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2024 gender pay gap (expressed in local currency and annual salary) by country and by Professional category

Data as of 12/31/2024 - Base Salary + Salary Supplements (*):

Country	Professional category	Gender	Nº employees	% employees	Average salary	% Average gender pay gap
Spain	Manager and superiors (**)	Women	212	20%	€96,386	15.52%
		Men	869	80%	€114,099	
	Senior Professionals/ Supervisors	Women	247	31%	€54,166	7.99%
		Men	558	69%	€58,867	
	Professionals	Women	263	26%	€40,908	12.58%
		Men	735	74%	€46,798	
	Admin Staff/Support	Women	174	34%	€33,836	-2.67%
		Men	331	66%	€32,957	
	Blue Collar	Women	191	7%	€28,009	10.23%
		Men	2,603	93%	€31,201	
	TOTAL 2024	**Women**	**1,087**	**18%**	**€51,210**	**-1.61%**
		Men	**5,096**	**82%**	**€50,397**	
	TOTAL 2023	**Women**	**1,000**	**17%**	**€50,179**	**-4.45%**
		Men	**4,829**	**83%**	**€48,041**	
	TOTAL 2022	**Women**	**911**	**17%**	**€49,637**	**0.32%**
		Men	**4,502**	**83%**	**€49,795**	
United Kingdom	Manager and superiors (**)	Women	48	26%	£100,335	13.72%
		Men	134	74%	£116,287	
	Senior Professionals/ Supervisors	Women	60	21%	£65,793	4.32%
		Men	224	79%	£68,766	
	Professionals	Women	65	31%	£38,994	21.29%
		Men	145	69%	£49,542	
	Admin Staff/Support	Women	57	70%	£35,644	-9.31%
		Men	25	30%	£32,609	
	Blue Collar	Women	35	9%	£32,519	23.81%
		Men	346	91%	£42,684	
	TOTAL 2024	**Women**	**265**	**23%**	**£54,656**	**10.93%**
		Men	**874**	**77%**	**£61,364**	
	TOTAL 2023	**Women**	**284**	**25%**	**£49,660**	**13.27%**
		Men	**856**	**75%**	**£57,257**	
	TOTAL 2022	**Women**	**293**	**25%**	**£45,627**	**15.58%**
		Men	**867**	**75%**	**£54,047**	
U.S.	Manager and superiors (**)	Women	99	21%	$182,100	4.59%
		Men	367	79%	$190,861	
	Senior Professionals/ Supervisors	Women	88	29%	$114,994	12.95%
		Men	211	71%	$132,105	
	Professionals	Women	170	23%	$85,474	18.59%
		Men	554	77%	$104,993	
	Admin Staff/Support	Women	156	71%	$63,941	25.29%
		Men	63	29%	$85,579	
	Blue Collar	Women	83	3%	$58,973	12.74%
		Men	2,813	97%	$67,581	
	TOTAL 2024	**Women**	**596**	**13%**	**$97,190**	**-10.36%**
		Men	**4,008**	**87%**	**$88,068**	
	TOTAL 2023	**Women**	**584**	**13%**	**$89,311**	**-10.67%**
		Men	**3,781**	**87%**	**$80,699**	
	TOTAL 2022	**Women**	**599**	**14%**	**$82,726**	**1.02%**
		Men	**3,579**	**86%**	**$83,577**	

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Poland	Manager and superiors (**)	Women	368	21%	216,590 PLN	14.27%
		Men	1,378	79%	252,657 PLN	
	Senior Professionals/ Supervisors	Women	261	45%	177,378 PLN	10.81%
		Men	321	55%	198,885 PLN	
	Professionals	Women	901	51%	113,140 PLN	2.07%
		Men	855	49%	115,531 PLN	
	Admin Staff/Support	Women	209	64%	81,478 PLN	4.90%
		Men	119	36%	85,676 PLN	
	Blue Collar	Women	49	2%	66,135 PLN	12.50%
		Men	2,240	98%	75,586 PLN	
	TOTAL 2024	**Women**	**1,788**	**27%**	**138,759 PLN**	**1.80%**
		Men	**4,913**	**73%**	**141,297 PLN**	
	TOTAL 2023	**Women**	**1,643**	**26%**	**126,162 PLN**	**1.66%**
		Men	**4,706**	**74%**	**128,287 PLN**	
	TOTAL 2022	**Women**	**1,534**	**25%**	**118,472 PLN**	**1.94%**
		Men	**4,568**	**75%**	**120,812 PLN**	
Chile	Manager and superiors (**)	Women	12	19%	68,669,620 CLP	24.55%
		Men	50	81%	91,016,487 CLP	
	Senior Professionals/ Supervisors	Women	28	17%	38,316,294 CLP	11.33%
		Men	141	83%	43,210,963 CLP	
	Professionals	Women	67	35%	24,105,827 CLP	19.74%
		Men	126	65%	30,035,184 CLP	
	Admin Staff/Support	Women	80	48%	17,431,539 CLP	0.78%
		Men	87	52%	17,568,816 CLP	
	Blue Collar	Women	253	7%	18,329,613 CLP	7.10%
		Men	3,624	93%	19,730,095 CLP	
	TOTAL 2024	**Women**	**440**	**10%**	**21,475,854 CLP**	**1.45%**
		Men	**4,028**	**90%**	**21,792,419 CLP**	
	TOTAL 2023	**Women**	**405**	**8%**	**19,635,969 CLP**	**-2.96%**
		Men	**4,412**	**92%**	**19,071,390 CLP**	
	TOTAL 2022	**Women**	**376**	**8%**	**21,963,069 CLP**	**-12.45%**
		Men	**4,468**	**92%**	**19,530,994 CLP**	
Canada	Manager and superiors (**)	Women	4	13%	$191,130	-1.59%
		Men	28	88%	$188,142	
	Senior Professionals/ Supervisors	Women	6	46%	$151,430	13.36%
		Men	7	54%	$174,781	
	Professionals	Women	16	37%	$125,810	14.31%
		Men	27	63%	$146,813	
	Admin Staff/Support	Women	13	76%	$83,522	36.51%
		Men	4	24%	$131,560	
	Blue Collar	Women	34	6%	$71,714	12.79%
		Men	492	94%	$82,236	
	TOTAL 2024	**Women**	**73**	**12%**	**$103,118**	**-11.81%**
		Men	**558**	**88%**	**$92,227**	
	TOTAL 2023	**Women**	**70**	**13%**	**$101,644**	**-10.50%**
		Men	**483**	**87%**	**$91,987**	
	TOTAL 2022	**Women**	**67**	**11%**	**$77,202**	**3.97%**
		Men	**548**	**89%**	**$80,398**	

The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

The global gender pay gap, in terms of the median, remains favorable to women, although this difference has narrowed, indicating a trend toward greater pay equity. In terms of average, a slight shift in favor of men was observed when comparing the 2023 data with that of 2024. These data reflect a minimal gap percentage, indicating a trend toward reducing the gender pay gap. The sample included in the analysis represents 93% of the total workforce at the end of the period, covering employees from the countries with the most significant relevance to the Company's activities. The remaining 7% of the workforce corresponds to countries where the activity is not as significant or where the number of employees per country is not material.

(*) Salary supplements are considered to be those additional remunerations to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (for example, language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the Target variable was taken into account.

(**) This category includes: BU Executive Committee and Corporate Director, Affiliate Executive Committee & Head of Department, Business Positions Leads, and Managers.

178_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

2024 gender pay gap (expressed in euros and annual salary) by country by Professional category

Data as of 12/31/2024 - Base Salary + Salary Supplements (*):

	Professional category	Gender	Nº employees	% employees	2024 Average salary	% Average gender pay gap in 2024	Average salary in € 2023	% Average gender pay gap in 2023	Average salary in € 2022	% Average gender pay gap in 2022
TOTAL WORKFORCE BY PROFESSIONAL CATEGORY	Manager and superiors (**)	Women	743	21%	€84,285	12.17%	€78,945	13.20%	€91,965	15.11%
		Men	2,826	79%	€95,962		€90,946		€108,340	
	Senior Professionals/ Supervisors	Women	690	32%	€57,701	14.30%	€53,771	16.41%	€62,676	12.18%
		Men	1,462	68%	€67,327		€64,330		€71,366	
	Professionals	Women	1,482	38%	€36,304	29.63%	€34,425	31.21%	€44,753	17.87%
		Men	2,442	62%	€51,587		€50,047		€54,488	
	Admin Staff/Support	Women	689	52%	€34,197	-2.06%	€31,369	-0.03%	€36,020	-0.92%
		Men	629	48%	€33,507		€31,361		€35,691	
	Blue Collars	Women	645	5%	€28,153	17.00%	€26,582	7.94%	€29,314	13.21%
		Men	12,118	95%	€33,920		€28,876		€33,776	
	TOTAL	**Women**	**4,249**	**18%**	**€46,665**	**2.10%**	**€43,627**	**-0.65%**	**€42,199**	**3.24%**
		Men	**19,477**	**82%**	**€47,666**		**€43,345**		**€43,610**	

The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

The global gender pay gap, in terms of the median, remains favorable to women, although this difference has narrowed, indicating a trend toward greater pay equity. In terms of average, a slight shift in favor of men was observed when comparing the 2023 data with that of 2024. These data reflect a minimal gap percentage, indicating a trend toward reducing the gender pay gap. The sample included in the analysis represents 93% of the total workforce at the end of the period, covering employees from the countries with the most significant relevance to the Company's activities. The remaining 7% of the workforce corresponds to countries where the activity is not as significant or where the number of employees per country is not material.

(*) Salary supplements are considered to be those additional remunerations to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (for example, language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the Target variable was taken into account.

(**) This category includes: BU Executive Committee and Corporate Director, Affiliate Executive Committee & Head of Department, Business Positions Leads, and Managers.

Gender pay gap 2024 (expressed in local currency and annual salary) by country. Age Group

Data as of 12/31/2024 - Base Salary + Salary Supplements (*):

Country	Age Group	Gender	Nº employees	% employees	Average salary	% Average gender pay gap
Spain	0-30	Women	215	26%	€33,238	-3.94%
		Men	598	74%	€31,978	
	30-49	Women	590	20%	€53,416	-10.19%
		Men	2,358	80%	€48,476	
	>50	Women	282	12%	€60,106	-4.12%
		Men	2,140	88%	€57,726	
	TOTAL 2024	**Women**	**1,087**	**18%**	**€51,210**	**-1.61%**
		Men	**5,096**	**82%**	**€50,397**	
	TOTAL 2023	**Women**	**1,000**	**17%**	**€50,179**	**-4.45%**
		Men	**4,829**	**83%**	**€48,041**	
	TOTAL 2022	**Women**	**911**	**17%**	**£49,637**	**0.32%**
		Men	**4,502**	**83%**	**£49,795**	
United Kingdom	0-30	Women	64	28%	£40,783	3.44%
		Men	165	72%	£42,236	
	30-49	Women	143	27%	£62,454	6.14%
		Men	392	73%	£66,543	
	>50	Women	58	15%	£50,598	22.83%
		Men	317	85%	£65,566	
	TOTAL 2024	**Women**	**265**	**23%**	**£54,656**	**10.93%**
		Men	**874**	**77%**	**£61,364**	
	TOTAL 2023	**Women**	**284**	**25%**	**$49,660**	**13.27%**
		Men	**856**	**75%**	**$57,257**	
	TOTAL 2022	**Women**	**293**	**25%**	**$45,627**	**15.58%**
		Men	**867**	**75%**	**$54,047**	

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United State	0-30	Women	146	11%	$77,517	-15.20%
		Men	1,138	89%	$67,289	
	30-49	Women	299	15%	$102,558	-8.53%
		Men	1,747	85%	$94,501	
	>50	Women	151	12%	$106,489	-7.26%
		Men	1,123	88%	$99,282	
	TOTAL 2024	**Women**	**596**	**13%**	**$97,190**	**-10.36%**
		Men	**4,008**	**87%**	**$88,068**	
	TOTAL 2023	**Women**	**584**	**13%**	**$89,311**	**-10.67%**
		Men	**3,781**	**87%**	**$80,699**	
	TOTAL 2022	**Women**	**599**	**14%**	**$82,726**	**1.02%**
		Men	**3,579**	**86%**	**$83,577**	
Poland	0-30	Women	455	39%	zł99,419	-4.20%
		Men	710	61%	zł95,411	
	30-49	Women	1,066	30%	zł147,952	8.03%
		Men	2,526	70%	zł160,876	
	>50	Women	267	14%	zł212,460	-68.58%
		Men	1,677	86%	€126,025	
	TOTAL 2024	**Women**	**1,788**	**27%**	**€138,759**	**1.80%**
		Men	**4,913**	**73%**	**€141,297**	
	TOTAL 2023	**Women**	**1,643**	**26%**	**€126,162**	**1.66%**
		Men	**4,706**	**74%**	**€128,287**	
	TOTAL 2022	**Women**	**1,534**	**25%**	**€118,472**	**1.94%**
		Men	**4,568**	**75%**	**€120,812**	
Chile	0-30	Women	104	12%	€17,438,360	-0.98%
		Men	792	88%	€17,269,332	
	30-49	Women	238	10%	$23,694,915	-5.08%
		Men	2,089	90%	$22,548,560	
	>50	Women	98	8%	$20,032,174	18.97%
		Men	1,147	92%	$24,721,951	
	TOTAL 2024	**Women**	**440**	**10%**	**$21,475,854**	**1.45%**
		Men	**4,028**	**90%**	**$21,792,419**	
	TOTAL 2023	**Women**	**405**	**8%**	**$19,635,969**	**-2.96%**
		Men	**4,412**	**92%**	**$19,071,390**	
	TOTAL 2022	**Women**	**376**	**8%**	**$21,963,069**	**-12.45%**
		Men	**4,468**	**92%**	**$19,530,994**	
Canada	0-30	Women	17	13%	$80,546	0.15%
		Men	101	87%	$80,666	
	30-49	Women	37	13%	$126,453	-21.19%
		Men	238	87%	$104,340	
	>50	Women	19	9%	$74,767	10.87%
		Men	219	91%	$83,886	
	TOTAL 2024	**Women**	**73**	**12%**	**$103,118**	**-11.81%**
		Men	**558**	**88%**	**$92,227**	
	TOTAL 2023	**Women**	**70**	**13%**	**$101,644**	**-10.50%**
		Men	**483**	**87%**	**$91,987**	
	TOTAL 2022	**Women**	**67**	**11%**	**$77,202**	**3.97%**
		Men	**548**	**89%**	**$80,398**	

The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

The global gender pay gap, in terms of the median, remains favorable to women, although this difference has narrowed, indicating a trend toward greater pay equity. In terms of average, a slight shift in favor of men was observed when comparing the 2023 data with that of 2024. These data reflect a minimal gap percentage, indicating a trend toward reducing the gender pay gap. The sample included in the analysis represents 93% of the total workforce at the end of the period, covering employees from the countries with the most significant relevance to the Company's activities. The remaining 7% of the workforce corresponds to countries where the activity is not as significant or where the number of employees per country is not material.

(*) Salary supplements are considered to be those additional remunerations to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (for example, language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the Target variable was taken into account.
(***) The age brackets have been slightly adjusted according to the CSRD regulations compared to the data reported in previous years. Therefore, the comparison with other years is not exactly with the same age brackets, although the difference is minimal (the second bracket changes from 30-45 to 30-49 years, and the last bracket changes from >46 years to >50 years).

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Gender pay gap 2024 (expressed in euros and annual salary). Age Group

Data as of 12/31/2024 - Base Salary + Salary Supplements (*):

	Age Group	Gender	Nº employees	% employees	Average salary 2024	% Average gender pay gap 2024	Average salary 2023	% Average gender pay gap 2023	Average salary 2022 %	Gender pay gap 2022
TOTAL WORKFORCE BY AGE GROUP	0-30	Women	1,001	22%	33,865 €	10.62%	31,692 €	3.40%	31,678 €	1.26%
		Men	3,504	78%	37,890 €		32,806 €		32,083 €	
	30-49	Women	2,373	20%	48,768 €	-0.21%	42,826 €	-4.20%	40,691 €	4.88%
		Men	9,350	80%	48,664 €		41,098 €		42,777 €	
	>50	Women	875	12%	58,672 €	-14.15%	55,955 €	-11.92%	54,362 €	-10.01%
		Men	6,623	88%	51,398 €		49,995 €		49,417 €	
	TOTAL 2024	**Women**	**4,249**	**18%**	**46,665 €**	**2.10%**	**43,627 €**	**-0.65%**	**€42,199**	**3.24%**
		Men	**19,477**	**82%**	**47,666 €**		**43,345 €**		**€43,610**	

The formula used to calculate the Gender Pay Gap is (Men's Salary - Women's Salary) / Men's Salary.

The global gender pay gap, in terms of the median, remains favorable to women, although this difference has narrowed, indicating a trend toward greater pay equity. In terms of average, a slight shift in favor of men was observed when comparing the 2023 data with that of 2024. These data reflect a minimal gap percentage, indicating a trend toward reducing the gender pay gap. The sample included in the analysis represents 93% of the total workforce at the end of the period, covering employees from the countries with the most significant relevance to the Company's activities. The remaining 7% of the workforce corresponds to countries where the activity is not as significant or where the number of employees per country is not material.

(*) Salary supplements are considered to be those additional remunerations to the base salary that make up the total salary structure. These amounts are related to the work performed by employees (such as night shifts, overtime, etc.), their personal or professional conditions (for example, language skills or productivity), or the Company's results (such as the annual variable). In the case of the annual variable, the Target variable was taken into account.
(***) The age brackets have been slightly adjusted according to the CSRD regulations compared to the data reported in previous years. Therefore, the comparison with other years is not exactly with the same age brackets, although the difference is minimal (the second bracket changes from 30-45 to 30-49 years, and the last bracket changes from >46 years to >50 years).

Number of employees at year-end by type of workday and gender

		2023		2024	
Full Time	Men	20,415	24,566	20,842	25,264
	Women	4,151		4,422	
Part Time	Men	144	233	148	237
	Women	89		89	
TOTAL			**24,799**		**25,501**

Number of employees at year-end by type of employment contract and gender

		2023		2024	
Temporary contract	Men	3,268	3,860	3,328	3,969
	Women	592		641	
Permanent contract	Men	17,291	20,939	17,662	21,532
	Women	3,648		3,870	
TOTAL			**24,799**		**25,501**

The tables below show the evolution of the remuneration of Executive Directors over the last five years.

Total remuneration accrued (in thousand of €)

Chairman	**2024**	**2023**	**2022**	**2021**	**2020**
Fixed remuneration	1,500	1,500	1,500	1,500	1,405[1]
Variable remuneration	2,786	2,809	2,609	2,275	1,620
Plans linked to shares	1,946	795	883	490	1,602
Others[2]	14	13	10	9	8
Total	6,246	5,117	5,002	4,274	4,635

[1] As a result of COVID-19, the Board of Directors agreed to a reduction of the Chairman's fixed remuneration of 20% from April 7 to July 31, 2020.
[2] Life insurance premiums and other remuneration in kind.

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Chief Executive Officer	2024	2023	2022	2021	2020
Fixed remuneration	1,450	1,313[3]	1,150	1,100	937[1]
Variable remuneration	2,097	1,926	1,538	1,283	810
Plans linked to shares	1,946	795	183	0	0
Other	43[2]	18[2]	13[2]	12[2]	12[2]
Total	5,536	4,052	2,884	2,395	1,759

[1] As a result of COVID-19, the Board of Directors agreed to a reduction of the Chairman's fixed remuneration of 20% from April 7 to July 31, 2020.
[2] Life insurance premiums and other remuneration in kind.
[3] €1,150 thousand until June 15 and €1,450 thousand from June 16 onwards.

As well as Executive Directors, the members of the Senior Management of the Company have a remuneration package composed of their fixed and variable remuneration (annual and long-term), as well as other remuneration items. For the year 2024, they have jointly accrued the following remuneration:

Senior Management Remuneration (in thousands of €)	2024	2023
Fixed remuneration	5,793	5,094
Variable remuneration	6,205	5,534
Share Plan linked to objectives	5,638	1,934
Other[1]	1,493	585
Other[2]	226	486
TOTAL	**19,355**	**13,633**

[1] Life insurance premiums/Council membership in other subsidiaries/Expatriates' payments.
[2] Separation of members of the Non-Management Committee(amount subject to income tax).
**The Senior Management's average remuneration is not broken down by gender in order to keep it confidential, given that there are not enough incumbents in each position of equal value.*

Ratio of compensation of the top executive and the average employee

In 2024, the Chairman's total accrued remuneration amounted to €6,491 thousand (€6,246 thousand as Executive Director plus €245 thousand as board fees), the average total accrued remuneration amounted to €49 thousand, and the ratio of these amounts is 132.

Ferrovial has 25,501 employees and is present in 6 main markets (Spain, United States, Canada, United Kingdom, Poland and Latin America) where there are specific remuneration conditions. We determine the total accrued remuneration considering all remuneration elements (fixed compensation, board fees, annual variable remuneration, share-linked plans and remuneration in kind).

PERCENTAGE INCREASE IN ANNUAL TOTAL COMPENSATION RATIO*

	2022	2023	2024
TOTAL Ferrovial	-0.49%	-0.32%	2.31%
U.S.	-0.94%	236.44%	6.48%
Spain	-0.13%	0.25%	6.11%
Poland	0.65%	0.80%	1.40%
United Kingdom	2.89%	0.08%	3.23%
Chile	0.75%	0.98%	-2.74%

**90.82% of the average workforce is covered*

182_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

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AVERAGE TOTAL TRAINING HOURS AND AVERAGE NUMBER OF TRAINING HOURS PER YEAR PER EMPLOYEE

				2024											
	2023	2024		Executive Committee	BU Executive Committee and Corporate Director	Affiliate Executive Committee & Head of Department	Business Positions Leads	Manager	Senior Professional/ Supervisor	Professional	Admin / Support	Blue Collar	Subtotal	Hours by employee and category. 2024	Hours by business line 2024
Corporation/ Others	11,152	116,426	Men	0	393	944	63	1,746	3,729	1,270	2	84,876	93,022	**22.3**	23.9
			Women	12	80	1,207	4	1,048	4,636	3,446	1,526	11,443	23,403	**33.4**	
Construction	224,726	237,968	Men	0	248	5,529	8,078	60,886	23,893	37,860	6,215	12,972	155,681	**10.6**	13.1
			Women	0	5	1,784	408	21,993	15,194	32,857	9,859	188	82,287	**24.4**	
Toll Roads	8,721	6,546	Men	0	107	101	166	759	1,220	612	94	829	3,888	**8.1**	9.6
			Women	0	7	143	0	244	990	500	330	444	2,658	**13.3**	
Energy	136,042	5,235	Men	0	38	284	102	500	1,110	1,036	95	162	3,326	**2.4**	3.3
			Women	72	0	64	110	193	379	672	303	116	1,909	**9.8**	
Airports	10,110	12,087	Men	0	14	348	0	114	1,192	4,680	797	2,268	9,413	**49.3**	52.1
			Women	0	218	104	0	226	0	1,073	1,036	17	2,674	**65.2**	
Subtotal by gender and category 2024			Men	0	800	7,206	8,408	64,004	31,144	45,458	7,202	101,107	265,331	**12.6**	
			Women	84	310	3,302	522	23,705	21,199	38,548	13,054	12,208	112,931	**25.0**	14.8
Subtotal by category 2024				84	1,110	10,508	8,930	87,709	52,343	84,006	20,256	113,315	378261		
Subtotal by gender and category 2023			Men	13	1,464	6,215	8,351	49,124	29,909	40,571	7,288	162,638	305,573	**14.7**	
			Women	0	335	2,514	687	17,328	18,076	29,881	9,762	6,595	85,178	**19.8**	15.5
Subtotal by category 2023				13	1,798	8,730	9,038	66,452	47,985	70,452	17,049	169,233	390,751		
TOTAL	390,751	378,262													

Average number of employees by gender, type of contract and professional category

Category 2024	Permanent		Temporary		Total		Total 2024
	Men	Women	Men	Women	Men	Women	
Executive Committee	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BU Executive Committee and Corporate Director	66.80	17.00	6.90	1.00	73.70	18.00	91.70
Affiliate Executive Committee & Head of Department	293.60	88.30	8.90	1.20	302.50	89.50	392.00
Business Position Leads	260.20	18.80	3.60	0.00	263.80	18.80	282.60
Manager	2,157.40	599.60	149.80	22.20	2,307.20	621.80	2,929.00
Senior Professional / Supervisor	1,520.30	675.00	46.20	19.90	1,566.50	694.90	2,261.40
Professional	2,334.20	1,295.00	439.90	284.30	2,774.10	1,579.30	4,353.40
Admin Staff/Support	542.20	606.90	139.70	172.30	681.90	779.11	1,461.01
Blue Collar	10,731.20	580.60	2,632.40	141.60	13,363.60	722.20	14,085.80
TOTAL	**17,905.90**	**3,881.20**	**3,427.40**	**642.50**	**21,333.30**	**4,552.49**	**25,856.91**

Partnership or sponsorship actions

Characterized by political neutrality, the Company develops its activities for both public administrations and private clients in the countries where it operates.

Ferrovial has a Lobbying and Political Contributions Policy whose purpose is to establish the standards for constructive political engagement by the employees, officers and directors of Ferrovial and to provide a framework to ensure that Ferrovial, its directors and employees, and outside lobbyists comply with all applicable laws, rules and regulations that relate to lobbying and political contributions.

Ferrovial's business depends in large part on relationships with the governments of the countries in which it operates. Ferrovial therefore undertakes to maintain open and honest communication with their government partners. Employees who interact with governments on behalf of Ferrovial must ensure that all communications, both direct and through intermediaries, are accurate and comply with applicable laws and regulations, including those related to lobbying and anti-corruption. Lobbyists shall follow the process outlined in the Ferrovial Due Diligence Policy for the Integrity of Third Parties and, where applicable, the pertinent lobbying registration requirements shall be met. Ferrovial is part of business representation organizations and foundations for trade between countries linked to the development of its activity or the geographical area in which it operates. Through its presence and collaboration with these organizations, the Company aspires to contribute to the progress and development of all those fields of action in which it is present. Among these contributions, the ones made to the Association of Construction Companies and Infrastructure Concessionaires (SEOPAN) and the World Economic Forum stand out.

Ferrovial has a Lobbying and political contributions policy in place. It does not use corporate funds to make contributions to political parties, political committees or candidates, even where permitted by law—except in the United States, where Ferrovial may make such contributions at state and local

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levels, always within the limits designated by applicable law, and where all decisions regarding any such contributions shall be made by U.S. citizens or permanent residents (Political Contributions Using Corporate Funds, State/Regional/Local are allowed, depending on the jurisdiction, and Political Contributions Using Employee Funds (Political Action Committee (PAC)) are allowed.

	2022	2023	2024
Contributions to political parties or candidates (€)	0	0	0
Lobbying activities or sector associations (€)	1,628,315	1,515,894	1,500,322
Trade Associations (€)	119,700	151,134	185,194
Total contribution (€)	**1,748,015**	**1,667,028**	**1,685,516**

The Company does not make in-kind contributions to political parties or electoral candidates.

DIRECT ECONOMIC VALUE GENERATED AND DISTRIBUTED

ECONOMIC VALUE DISTRIBUTED (M€)	2022	2023	2024
b) Consumption and expenses			
Consumption	1,197	1,047	1,115
Other operating expenses	4,182	4,878	4,931
c) Salaries and employee benefits			
Personnel expenses	1,446	1,599	1,760
d) Financial expenses and dividends			
Dividends to shareholders	132	136	130
Treasury stock transactions	446	114	701
Financial expenses	476	524	558
e) Taxes			
Corporate income tax	30	115	145
TOTAL	**7,909**	**8,413**	**9,340**
ECONOMIC VALUE RETAINED (M €)	**-35**	**650**	**3,088**

ECONOMIC VALUE GENERATED (M€)	2022	2023	2024
a) Revenues:			
Sales revenue	7,551	8,514	9,147
Other operating income	2	1	1
Financial income	159	294	833
Income from companies accounted for by the equity method	165	215	238
TOTAL	**7,877**	**9,024**	**10,219**

TAX CONTRIBUTION PER MARKET 2024 and 2023

The tables below summarize the amounts paid by Ferrovial in 2024 and 2023 in millions of euros, respectively. These figures are aggregated based on the percentage ownership of the assets. The main assets consolidated by the equity method are 43.23% of 407 ETR (Canada); 25% of Heathrow (5% at year-end) and 50% of AGS airports (United Kingdom).

184_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Market	Ferrovial - Tax Contribution by Market - 2024				
	Paid Taxes[1]		Collected Taxes[2]	TOTAL 2024	TOTAL 2023
	Corporate Tax	Rest			
The Netherlands	-€3	€0	€12	€9	€28
Spain	-€8	€115	€137	€244	€305
United Kingdom	€28	€94	€104	€227	€198
Poland	€22	€26	€88	€136	€142
United States	€6	€30	€82	€118	€99
Canada	€70	€143	€5	€218	€120
Chile	€0	€1	€67	€68	€94
Australia	€11	€2	€12	€24	€12
India	€4	€15	€0	€19	€8
Rest of Europe, Americas & others[3]	€6	€9	€31	€46	€22
TOTAL 2024	**€136**	**€435**	**€538**	**€1,109**	**€1,027**
TOTAL	**€169**	**€340**	**€518**	**€1,027**	

Market	Ferrovial - Tax Contribution by Market - 2023				
	Paid Taxes[1]		Collected Taxes[2]	TOTAL 2023	TOTAL 2022
	Corporate Tax	Rest			
The Netherlands	€4	€1	€23	€28	€1
Spain	€29	€123	€153	€305	€282
United Kingdom	€3	€81	€113	€198	€829
Poland	€27	€22	€93	€142	€210
United States	€3	€96	€0	€99	-
Canada	€78	€9	€33	€120	-
Chile	€19	€1	€74	€94	-
Australia	€0	€2	€10	€12	-
India	€7	€0	€1	€8	-
Rest of Europe, Americas & others[4, 5]	-€1	€5	€17	€22	€247
	€169	**€340**	**€518**	**€1,027**	**€1,569**
2022	**€118**	**€423**	**€1,028**	**€1,569**	

[1]Taxes paid by Ferrovial arising from its activity and operations, which represent a direct cost (e.g. corporate income tax, non-deductible VAT, local taxes, etc.).
[2]Taxes collected by Ferrovial and paid to public finances on behalf of third parties (e.g. labor tax (employees), net VAT, with holdings, etc.).
[3]Includes Brazil, Colombia, Colombia, France, Germany, Greece, Ireland, Italy, Luxembourg, New Zealand, Oman, Peru, Portugal, Puerto Rico, Saudi Arabia, Slovakia, Turkey.
[4]For 2023, this category includes Brazil, Colombia, France, Greece, Ireland, Italy, New Zealand, Oman, Peru, Portugal, Puerto Rico, Saudi Arabia, Slovakia, Turkey
[5]In 2022, the United States, Canada, Chile, Australia and India were not disclosed separately. Therefore, for 2022 this generic category includes the United States, Canada, Brazil, Chile, Colombia and Puerto Rico (previously "Americas") as well as Australia, France, Germany, Greece, Italy, Portugal, Qatar, Slovakia, Turkey, Saudi Arabia and Oman (previously "Rest of Europe and others").

TAXATION: COUNTRY-BY-COUNTRY REPORT

The following table reflects the data reported to the Dutch Tax Authorities through the Country-by-Country Report for the financial year 2023 (€M).

The data for 2023 are published, and not those for 2024, in line with the obligation to communicate the Country-by-Country Report to the Dutch Tax Authorities in December of each year with respect to the data for the previous year.

	2023 (M€)									
Jurisdiction (1)	Number of employees (2)	Third Party Revenues	Income Related Entity	Total Revenues (3)	Profit before income tax (3)	Income tax (paid) (3)	Income tax (accrued) (3)	Capital (3)	Undistributed results (3)	Tangible assets (3)
Germany	861	56.54	2.35	58.89	-0.51	1.62	0.75	11.86	-2.92	2.31
Saudi Arabia	4	0.22	0.01	0.23	-0.02	0.00	0.00	23.92	-20.72	0.00
Argentina	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Australia	186	303.56	0.12	303.68	16.76	1.08	9.12	117.84	-101.19	22.36
Bolivia	0	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00
Brazil	1	1.12	0.00	1.12	1.04	0.42	0.31	8.29	-6.68	0.00

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_185

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Canada	576	559.29	13.37	572.66	402.08	22.04	26.22	122.54	1,627.61	53.26
Chile	4,839	415.56	60.69	476.25	8.39	21.13	1.66	210.18	107.00	201.19
Colombia	234	33.67	15.12	48.79	-32.06	0.00	2.20	1.58	9.79	3.36
Slovakia	39	22.82	1.90	24.72	1.88	0.02	0.58	78.37	-67.18	0.84
Spain	5,549	1,560.39	699.81	2,260.20	49.07	24.94	-46.75	583.67	1,206.18	673.17
United States	4,527	2,473.60	307.79	2,781.39	-380.80	2.86	3.15	10,544.27	3,239.27	5,370.24
France	32	28.84	1.26	30.09	1.71	-3.17	0.52	13.01	-0.02	5.59
Greece	0	0.00	0.00	0.00	-0.14	0.00	0.00	0.00	0.00	0.01
Netherlands	23	74.42	146.47	220.89	-89.07	3.92	0.12	1,506.04	14,036.31	0.00
India	3	2.29	0.00	2.29	-1.16	0.00	0.00	0.02	-0.62	0.00
Ireland	2	2.45	0.61	3.06	2.45	0.63	0.71	141.53	-90.86	0.00
Italy	2	0.12	0.00	0.12	0.00	0.00	0.00	0.00	0.00	0.00
Luxembourg	0	3.39	0.03	3.41	1.65	0.00	0.00	4.00	14.06	0.00
Morocco	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mexico	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-0.37	0.00
New Zealand	0	0.13	0.00	0.13	0.11	0.00	0.00	2.85	-1.38	0.87
Oman	2	0.67	0.00	0.67	1.02	0.64	0.00	0.00	0.00	0.00
Peru	11	38.14	0.00	38.14	1.08	1.48	0.97	0.05	-0.01	0.70
Poland	6,410	2,165.09	116.66	2,281.75	206.82	49.19	67.10	202.01	192.50	311.06
Portugal	166	151.50	2.13	153.62	12.65	2.09	1.28	0.05	1.37	4.43
Puerto Rico	141	43.38	2.01	45.40	0.96	0.30	0.55	19.43	6.86	2.38
United Kingdom	1,172	795.47	109.40	904.87	34.67	-1.80	0.88	284.85	138.08	118.17
Czech Republic	11	0.03	0.00	0.03	-1.88	0.00	0.00	0.07	-1.96	0.00
Dominican Republic	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Tunisia	1	0.00	-0.03	-0.03	-0.02	0.00	0.00	0.00	0.00	0.00
Turkey	184	67.88	0.00	67.88	19.39	0.00	0.00	92.01	-48.50	541.94
Uruguay	0	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.00	0.00
Total	24,976	8,800.58	1,479.68	10,280.26	256.03	127.41	69.39	13,968.51	20,236.62	7,311.89

(1) In the Consolidated Financial Statements for the financial year 2023, Appendices I and II, the entities comprising the business group, their residence, as well as the activities they carry out are detailed. (2) Regarding the number of employees, an approximate calculation was made of the total number of employees in full-time equivalence. (3) The average exchange rate for the year is used for revenues, income and taxes in foreign currencies and the year-end exchange rate for tangible assets.

INCOME TAX: STATUTORY VS. EFFECTIVE RATE BY JURISDICTION.

The table below provides a qualitative explanation of the differences between the statutory and effective tax rates for the jurisdictions in which Ferrovial accrued corporate income tax in 2023. It only reflects the accrued income tax corresponding to the companies that are fully consolidated with Ferrovial SE

Jurisdiction	2023			
	Corporate income tax			
	Statutory Rate	Effective Rate	Difference	Explanation
Germany	30%	-146%	176%	There are companies with profits that are taxed on the amount accrued, and others that are in loss and do not accrue current tax expense. These profits and losses are not offset against each other as they are not consolidated for tax purposes.
Saudi Arabia	20%	0%	20%	The effective rate is lower than the statutory rate due to the generation of losses.
Argentina	35%	0%	35%	Country in which no activity was developed.
Australia	30%	54%	-24%	The effective rate is higher than the statutory rate due to positive temporary adjustments that increase the tax accrued.
Brazil	34%	30%	4%	Effective and statutory rates are aligned.
Canada	27%	7%	20%	The effective rate is lower than the statutory rate because exempt income (dividends) is included in its calculation base. Without considering such exempt income, the effective rate is aligned with the statutory rate at the jurisdictional level.

186_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | **GLOBAL STRATEGY AND 2024 PERFORMANCE** | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

Chile	27%	20%	7%	There are companies with profits that are taxed on the amount accrued, and others that are in loss and do not accrue current tax expense. These profits and losses are not offset against each other as there is no tax consolidation.
Colombia	35%	-7%	42%	There are companies with profits that are taxed on the amount accrued, and others that are in loss and do not accrue current tax expense. These profits and losses are not offset against each other as there is no tax consolidation. In any case, the overall result in the jurisdiction is an overall loss.
Slovakia	21%	31%	-10%	There are companies with profits that are taxed on the amount accrued, and others that are in loss and do not accrue current tax expense. These profits and losses are not offset against each other as there is no tax consolidation.
Spain	25%	-95%	120%	The credit recorded corresponds to favorable tax lawsuit rulings that are partially offset by the expense for the year, which is recorded mainly for the limitation on the use of the applicable tax loss carryforwards.
United States	21%*	-1%	22%	Current tax is recorded for state taxes. There is no federal current tax expense for the generation of tax loss carryforwards of the consolidated tax group.
France	25%	31%	-6%	The effective rate is higher than the statutory rate due to positive temporary adjustments that increase the tax accrued.
Greece	29%	0%	29%	Country in which no activity was developed.
Netherlands	25,8%***	0%	26%	No tax expense is accrued for the generation of losses in the consolidated tax group. The current tax expense recorded corresponds to withholdings paid abroad.
India	30%	0%	30%	The effective rate is lower than the statutory rate due to the generation of losses.
Ireland	25%**	29%	-4%	Effective and statutory rates are aligned.
Italy	28%	0%	28%	Country in which no activity was developed.
Luxembourg	25%	0%	25%	There are tax adjustments that result in no taxable income.
New Zealand	28%	0%	28%	Country in which no activity was developed.
Oman	15%	0%	15%	The effective rate is lower than the statutory rate because tax losses from previous years are used to offset the positive taxable income generated in the year.
Peru	30%	90%	-60%	Consortiums in Peru are taxed separately from their parent company for corporate income tax purposes. The accrued expense corresponds to the consortiums with a positive taxable base, while the branches have tax losses that cannot be offset.
Poland	19%	32%	-13%	The effective rate is higher than the statutory rate because it includes in its calculation base non-deductible expenses that constitute permanent differences. In addition, there are companies in the jurisdiction with losses that do not accrue current tax expense.
Portugal	23%	10%	12%	The effective rate is lower than the statutory rate mainly due to the limitation on the deductibility of financial interest in concession companies and the limitation on the use of tax losses.
Puerto Rico	29%	57%	-28%	There are companies with profits that are taxed on the amount accrued, and others that are in loss and do not accrue current tax expense. These profits and losses are not offset against each other as there is no tax consolidation.
United Kingdom	24%	3%	21%	The effective rate is lower than the statutory rate because tax losses from previous years are used to offset the positive taxable income generated in the year.
Czech Republic	21%	0%	21%	The effective rate is lower than the statutory rate due to the generation of losses.
Tunisia	25%	0%	25%	Country in which no activity was developed.
Turkey	25%	0%	25%	The effective rate is lower than the statutory rate due to the generation of tax losses.

** Federal/national tax rate is considered.*

*** Investment income is taxed at a 25% rate.*

**** The first 395 thousand euros are taxed at a 15% rate.*

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_187

CORPORATE GOVERNANCE REPORT 1. Governance Structure 189 2. Board 2.1 Introduction 189 2.2 Composition of the Board 189 2.3 Biographies of Directors 191 2.4 Appointment and dismissal of Directors 196 2.5 Board rules, decision making, meetings and attendance 196 2.6 Remuneration of Directors 200 2.7 Committees 200 2.8 Other Board-related matters 204 3. Senior Management 3.1 Management Committee 206 3.2 Other Senior Managers 206 3.3 Biographies of Senior Managers 207 4. General Meeting, Share Capital and Voting Rights 4.1 General Meeting and its powers 212 4.2 Share capital 212 4.3 Transfer of shares, special voting rights and restrictions voting rights 213 4.4 Issue and repurchase of (rights to) shares 213 4.5 Major shareholders and related party transactions 213 5. Change of Control Arrangements and Special Right of Control. 5.1 Significant agreements with change of control clauses 214 5.2 Employment, Service and Severance Agreements 214 6. Compliance and Other Policies of Ferrovial 6.1 Code of Ethics and Business Conduct and Suppliers’ Code of Ethics 214 6.2 Anticorruption Policy 215 6.3 Insider Trading Compliance Policy and Procedures and Disclosure Committee 215 6.4 Regulation Fair Disclosure Policy 215 6.5 Disclosure Committee 215 7. Financial Reporting and Audit 7.1 Main characteristics of the internal control system for financial reporting 216 7.2 Responsibilities 216 7.3 The process 216 7.4 Monitoring of the system 217 7.5 Process of preparing the annual accounts 219 7.6 Appointment of the group external auditor 220 7.7. Transitioning to a Sarbanes – Oxley Act (SOx) compliant model 220 8. Compliance with Corporate Governance Requirements 221 9. Corporate Governance Statement 221

Corporate Governance Report Ferrovial endorses the importance of good corporate governance in line with national and international best practices. Strong governance through accountability and transparency strengthens a relationship of trust with Ferrovial's stakeholders that is key to creating sustainable long-term value. This Corporate Governance chapter sets out Ferrovial’s overall corporate governance structure, including Ferrovial's compliance with the best practice provisions of the Dutch Corporate Governance Code (the "Dutch Governance Code"). Information Ferrovial is required to disclose pursuant to the Decree on the content of the management report (Besluit inhoud bestuursverslag) (the "Decree Management Report") is included in this Annual Report, including Ferrovial's corporate governance statement in Section 9. Ferrovial SE (“Ferrovial” or the “Company”) is a company existing under the laws of the Netherlands. Its legal form is a European public limited liability company (Societas Europaea). The corporate seat of the Company is in Amsterdam, the Netherlands. The Company is registered in the Dutch Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 73422134. The Company was originally organized as a public limited company under the laws of England and Wales and converted to a European public limited liability company under the laws of England and Wales on December 13, 2018. On March 26, 2019, the Company transferred its registered office to the Netherlands. Ferrovial became the parent company of the Ferrovial Group as a result of the reverse cross-border merger (the Merger) between the former parent company of the Ferrovial Group, Ferrovial, S.A. (as absorbed company) and Ferrovial International SE (as absorbing company, renamed Ferrovial SE upon effectiveness of the Merger on June 16, 2023). The shares of Ferrovial are listed and traded on Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V., on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, regulated markets of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. and on the National Association of Securities Dealers Automated Quotations (NASDAQ) Global Select Market in the United States. The Company is a member of Spain’s IBEX 35 index and is part of the Dow Jones Sustainability Index and FTSE4Good. By virtue of its listing on NASDAQ, the Company is subject to the Nasdaq Listing Rules, SEC rules and the relevant provisions of the Sarbanes-Oxley Act ("SOx"). As the parent company of a group of entities operating in different jurisdictions, Ferrovial is also subject to, and operates under, the laws of each country in which the Ferrovial Group conducts business. 1. GOVERNANCE STRUCTURE Pursuant to the Company’s articles of association (statuten) (the “Articles of Association”), the Company has a one-tier board (bestuur) structure consisting of executive directors (uitvoerend bestuurders) (the “Executive Directors”) and non-executive directors (niet-uitvoerend bestuurders) (the “Non-Executive Directors”), who together constitute the Board of Directors (the “Board” and each member of the Board a “Director”). The Board has constituted, from among its members, an Executive Committee, an Audit and Control Committee and a Nomination and Remuneration Committee (the “Committees”). The Executive Committee consists of Directors who are appointed to this committee by the Board. The Executive Committee , which is governed by the written rules of procedure of the Board (the “Board Rules”), is authorized to adopt any resolution the Board may adopt, subject to the restrictions set out by applicable law, the Articles of Association and the“Board Rules”. The Audit and Control Committee and the Nomination and Remuneration Committee have a preparatory and advisory role to the Board. Each of these committees has a charter on its role, responsibilities and functioning. They consist of Non-Executive Directors who are appointed to such committees by the Board. Both committees report their deliberations and findings to the Board, which is ultimately responsible for all decision- making. 2. BOARD 2.1 INTRODUCTION The Board is charged with Company management. The Board's responsibilities include determining the Company’s strategy aimed at sustainable long-term value creation, enhancing its performance, identifying, analyzing and managing the risks associated with its strategy and activities, and establishing and implementing internal procedures to ensure that all relevant information is available to the Board in a timely manner. The Board takes into account the impact Ferrovial has on people and the environment and to that end weighs the stakeholder interests that are relevant in this context. The Board is also responsible for stimulating openness and accountability within the Board and between different corporate bodies within the Company, while creating a culture aimed at sustainable long-term value creation for the Company and its affiliated enterprise. In fulfilling their responsibilities, the Directors are required to be guided by the interests of the Company and its affiliated enterprise, taking into consideration the interests of the Company’s stakeholders (which include but are not limited to, its shareholders, its creditors and its employees). The Board has adopted the Board Rules, regulating internal matters concerning its organization, decision-making, the duties and organization of committees and other internal matters concerning the Board, the Executive Directors, the Non-Executive Directors, and the Committees. The Board may allocate its duties among the Directors by means of the Board Rules or otherwise in writing, subject to any limitations provided for by law or in the Articles of Association. Directors may validly adopt resolutions on matters that fall within the scope of such Directors’ duties. The Board as a whole, as well as each Executive Director acting individually, may represent the Company. In addition, the Board may authorize people, whether or not employed by the Company, to represent the Company on a continuing or ad hoc basis. 2.2 COMPOSITION OF THE BOARD Pursuant to the Articles of Association, the Board consists of one or more Executive Directors and two or more Non-Executive Directors, where the majority of the Board must consist of Non-Executive Directors. The Board itself determines the exact number of Directors, as well as the number of Executive and Non-Executive Directors, where the number of Directors must be at least three and no more than twelve. The Board is currently composed of twelve members, which facilitates an effective and participatory operation. There are two Executive Directors (the Chairman and the CEO) and ten Non-Executive Directors. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_189

The Executive Directors are primarily responsible for the day-to-day management of the Company. The Executive Directors must provide the Non- Executive Directors with the information they need to perform their duties in a timely manner. The Non-Executive Directors supervise the Executive Directors’ management and performance of duties and the Company’s general affairs and its business. The Non-Executive Directors also render advice to the Executive Directors. The Non-Executive Directors also perform any duties allocated to them under, or pursuant to, applicable law, the Articles of Association or the Board Rules. The Board designated one of the Executive Directors as Chairman, one of its Non-Executive Directors as Vice-Chairman, one CEO, and one of the Directors who qualifies as independent (such Director, an “Independent Director”) as Lead Director. The Chairman has the ultimate responsibility for the effective operation of the Board. The Chairman’s duties include preparing and submitting to the Board a schedule of meeting dates and agendas, calling meetings of the Board, setting the agenda for the meetings, leading the deliberations while ensuring that sufficient time is given to discussion of strategic questions, organizing the periodic evaluation of the Board, and arranging relevant trainings for Directors when circumstances so advise. He also acts as the main contact for the Directors and shareholders regarding the functioning of the Board. The Vice-Chairman stands in for the Chairman in the latter’s unavoidable absence or inability to act, and acts as a contact for Directors regarding the functioning of the Chairman or the Lead Director. The Lead Director, amongst other duties, is specifically empowered to request the convening of the Board and to include new items on the agenda of a Board meeting already convened, to coordinate and convene the Non-Executive Directors and lead, if applicable, the periodic evaluation of the Chairman. Similarly, the Lead Director chairs meetings of the Board in the absence of the Chairman and Vice-Chairmen and gives voice to any concerns of the Non-Executive Directors. Alongside the Chairman, the Lead Director acts as the main contact for the Directors and shareholders regarding the functioning of the Board. The Lead Director also has, together with the Chairman, the duties set out in article 17.3 of the Board Rules, including ensuring the proper function on the Board, that the Board has proper contact with the General Meeting and that effective communication with shareholders is assured. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 190_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

2.3 BIOGRAPHIES OF THE DIRECTORS FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_191 Rafael del Pino Chairman Executive Director • Civil Engineer (Polytechnic University of Madrid, 1981); MBA (Sloan School of Management, MIT, 1986). • Executive Chairman of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2000) and CEO from 1992 until 2000. Chairman of Cintra from 1998 to 2009. • Member of the MIT Energy Initiative’s External Advisory Board and the MIT Sloan European Advisory Board. He is also a member of the IESE International Advisory Board and the Spanish Royal Academy of Engineering. • He has been Director of Zurich Insurance Group, Banesto and Uralita. Also, he was a member of the MIT Corporation and the Harvard Business School European Advisory Board. Other information: Mr. Rafael del Pino has a controlling interest in the shareholder Rijn Capital SARL. Óscar Fanjul Vice-chairman Non-Executive Independent Director • Degree in Economics (Universidad Complutense de Madrid). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2015). • Non-Executive Chairman of Cellnex Telecom and HWK and Director of Marsh & McLennan Companies. Trustee of the Center for Monetary and Financial Studies (Bank of Spain), of the Aspen Institute (Spain) and of the Norman Foster Foundation. • Former founding Chairman and CEO of Repsol; Chairman of Hidroeléctrica del Cantábrico; Non-Executive Chairman of NH Hoteles and Deoleo; Non-Executive Vice-Chairman of Holcim; Director of Acerinox, Unilever, BBVA, London Stock Exchange and Areva. Ignacio Madridejos CEO Executive Director • Civil Engineer (Polytechnic University of Madrid); MBA (Stanford University). • CEO of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2019). • Former Regional President of CEMEX USA; Regional President of CEMEX Northern Europe; global responsible of CEMEX Energy, Health & Safety, and Sustainability areas; President of CEMEX Spain; and CEO of CEMEX Egypt. He previously worked at McKinsey and Agroman. He was also President of OFICEMEN (Spanish Association of Cement Manufacturers), IECA (Spanish Institute of Cement and its Applications), and CEMBUREAU (European Cement Association).

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 192_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT María del Pino Non-Executive Director • Degree in Economics and Business Administration (Universidad Complutense de Madrid); Management Development Program (IESE). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2006). • Chairperson of the Fundación Rafael del Pino. Legal representative of Menosmares, S.L. that holds the positions of rotating Chairperson / Vice-Chairperson of the Board of Directors of Casa Grande de Cartagena, S.A.U. and Vice-Chairperson of the Board of Directors of Pactio Gestión, SGIIC, S.A.U. Member of the Board of Trustees of the Princess of Asturias. Other information: Ms. María del Pino is majority shareholder, as well as Director and CEO, of the shareholder Menosmares, S.L. José Fernando Sánchez-Junco Non-Executive Independent Director • Degree in Industrial Engineering (Polytechnic University of Catalonia, Barcelona); ISMP Graduate (Harvard Business School) and member of the State Corps of Industrial Engineers (on leave since 1990). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2009). Director of Cintra from 2004 to 2009. • Chairman of Villabuena Inversiones S.L. since 2007. Honorary Chairman of MaxamCorp Holding. • Former Executive Chairman of Maxam Group; Managing Director of Iron and Steel and Naval Industries and Managing Director of Industry at the Ministry of Industry and Energy; Director of Dinamia and Uralita. Philip Bowman Non-Executive Independent Director • Degree with honors in Natural Science (University of Cambridge); Master in Natural Science (University of Cambridge). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2016). • Non-Executive Chairman of Tegel Group Holdings Limited. Sky Network Television Limited and Tom Tom Holdings Inc; and Non-Executive Director of KMD Brands Limited. • Former Chairman of Potrero Distilling Holdings, Coral Eurobet Limited and Liberty plc; Non- Executive Chairman of The Munroe Group (UK) Limited and Majid Al Futtaim Properties LLC; Non-Executive Director of the affiliates Majid Al Futtaim Holding LLC and Majid al Futtaim Capital LLC; CEO of Smiths Group plc, Scottish Power plc and Allied Domecq plc; and Director of Burberry Group plc, Berry Bros. & Rudd Limited, Scottish & Newcastle Group plc, Bass plc, British Sky Broadcasting Group plc, Coles Myer Limited and Better Capital PCC.

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_193 Hanne Sørensen Non-Executive Independent Director • MsC. in Economics and Management from the University of Aarhus (Denmark). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2017). • Vice-Chairperson of Holcim; Non-Executive Director of Tata Motors, Tata Consulting Services, Jaguar Land Rover Automotive Plc and its subsidiaries Jaguar Land Rover Ltd and Jaguar Land Rover Holdings Ltd. • Former CEO of Damco and Maersk Tankers; Chief Commercial Officer at Maersk Line; and CFO for the Asia Region at Maersk Line (A.P. Moller-Maersk Group). She has also been Chairperson of ITOPF, Vice-Chairperson of Hoegh Autoliners and Director of Delhivery, Axcel and INTTRA. Bruno Di Leo Non-Executive Independent Director • Degree in Business Administration from Ricardo Palma University and postgraduate degree from Escuela Superior de Administracion de Negocios, both in Lima (Perú). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2018). • Non-Executive Director of Cummins; member of the IESE’s International Advisory Board in Spain and of the Deming Center Advisory Board of Columbia Business School. • Former Non-Executive Director of Taiger. He has developed his professional career at the multinational group IBM. He served as Senior Vice-President of IBM Corporation; Senior Vice-President of Global Markets; General Manager of the Growth Markets Unit; General Manager for Global Technology Services in Southwest Europe and General Manager for Northeast Europe; General Manager for IBM Latin America and General Manager of IBM Brazil. Juan Hoyos Non-Executive Independent Director / Lead Director • Degree in Economics (Universidad Complutense de Madrid); Master in Business Administration in Finance and Accounting (Columbia Business School). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2019). • Director of Inmoglaciar and Gescobro. • Former Chairman, Senior Partner of McKinsey & Company Iberia and member of the McKinsey & Company Shareholder Council worldwide; Strategy, Brand & Marketing Executive Vice-President of Banco Santander Brazil; Executive Chairman of Haya Real Estate and Director of Banco Santander Chile and Banco Santander Mexico.

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 194_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT Gonzalo Urquijo Non-Executive Independent Director • Degree in Economic and Political Sciences (Yale University). Executive MBA (Instituto de Empresa, Madrid). • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2019). • CEO of Talgo; Non-Executive Director of Gestamp Automoción; Chairman of the Hesperia Foundation; member of the Board of Trustees of the Princess of Asturias Foundation. • Former Chairman of Abengoa and ArcelorMittal Spain; member of the General Management of ArcelorMittal and head of the sectors of Long Products, Stainless Steel, Tubes, Emerging Markets; CFO and head of the Distribution sector of Arcelor; CFO of Aceralia Corporación Siderúrgica. He previously worked at Citibank and Crédit Agricole. He was also Chairman of the ArcelorMittal Foundation and of UNESID (the Spanish union of steel companies); Director of Aceralia, Atlantica Yield, Aperam, Vocento and other companies. Hildegard Wortmann Non-Executive Independent Director • Degree in Business Administration (University of Münster, Germany); MBA from the University of London. • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2021). • Former member of the Board of Management of the Volkswagen Group, Member of the Extended Executive Committee of Volkswagen Group; member of the Board of Management of Audi AG as Head of Sales and Marketing; Non-Executive Director of Volkswagen FS AG and of the Supervisory Board of Porsche Holding, Porsche Austria and Porsche Retail. Non- Executive Director of the Supervisory Board of Cariad. Senior Vice-President for Product Management, Senior Vice-President for the Brand and CEO for the Asia-Pacific region (based in Singapore) of the BMW Group. Several global executive roles at Unilever in Germany and United Kingdom. Alicia Reyes Non-Executive Independent Director • Degree in Law, Economics and Business Administration (Madrid Universidad Pontificia de Comillas, ICADE); PhD (summa cum laude) in quantitative methods and financial markets from the same university. • Director of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2021). • Independent Director of Banco Sabadell; member (Independent Director) of the General and Supervisory Board of EDP; Independent Director of KBC Group and Director of its affiliates KBC Bank and KBC Global Services. • Former CEO of Momentus Securities and CEO for the EMEA region of Wells Fargo Securities International Limited; Director of TSB Bank; Global Head of structuring in the investment banking division and Global Head of insurance solutions and strategic equity derivatives of Barclays Capital; Country Manager for Spain and Portugal of Bearn Stearns; Chief Investment Officer of the Abengoa group’s venture capital fund specialized in technology (Telecom Ventures). She previously worked for Deutsche Bank and was a guest professor at the Institute of Finance and Technology in the School of Engineering at University College London (UCL).

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_195 Geerte Hesen Secretary • PhD in Economics and Law from the University of Maastricht, with visiting scholarships at the Scandinavian Consortium for Organisational Research (SCANCOR) Stanford University, UC Berkeley School of Law, and Columbia Law School. She holds master degrees in both International Economics and Law from Maastricht University. • Chief Legal and Compliance Officer and Secretary of the Board of Directors of Ferrovial SE since 2024. • She currently serves as chair of the Board of the Dutch Association of In-House Counsel (NGB), and is a member of the Supervisory Board and Audit Committee of CARE Netherlands. • She previously held the position of General Counsel at Lumicks, Deputy General Counsel at ASML, and Head of Legal at Philips Personal Health, and was a senior associate at the law firm of De Brauw Blackstone Westbroek. Independence Statement The following Non-Executive Directors are considered independent within the meaning of the Dutch Governance Code and the Nasdaq listing rules: • Mr. Óscar Fanjul. • Mr. José Fernando Sánchez-Junco. • Mr. Philip Bowman. • Ms. Hanne Sørensen. • Mr. Bruno Di Leo. • Mr. Juan Manuel Hoyos. • Mr. Gonzalo Urquijo. • Ms. Hildegard Wortmann. • Ms. Alicia Reyes. Non-Executive Director Ms. María del Pino is not considered independent within the meaning of the Dutch Governance Code and the Nasdaq listing rules, since she is the sister of the Executive Director Mr. Rafael del Pino. Additionally, the independence requirements under the Dutch Governance Code and the Nasdaq listing rules do not apply to Mr. Rafael del Pino and Mr. Ignacio Madridejos as Executive Directors of the Company.

2.4 APPOINTMENT AND DISMISSAL OF DIRECTORS The General Meeting appoints the Directors, pursuant to a nomination thereto by the Board. The nomination for appointment of a Director sets out whether such Director is nominated for appointment as Executive Director or Non-Executive Director. The nomination must be included in the notice of the General Meeting at which the nomination is to be considered. A Director is appointed for a term as set out in the nomination for appointment for a maximum of three years, i.e. the term of a Director lapses ultimately at the end of the first General Meeting held in the third calendar year following the year of appointment. A Director may be re-appointed with due observance of the Articles of Association and applicable law. The Board has drew up a rotation schedule for the Non-Executive Directors which is published on Ferrovial’s website. The Board also approved a Board profile, which is available on Ferrovial’s website. The Board Profile sets out: (i) the desired expertise and background of the Non-Executive Directors; (ii) the desired diverse composition of the Non-Executive Directors in accordance with the Company’s Diversity and Inclusion Policy; (iii) the number of Non-Executive Directors; and (iv) the independence of the Non- Executive Directors as set out in the Dutch Governance Code. The General Meeting may suspend or dismiss a Director, whos suspension may, at any time, be discontinued by the General Meeting. The Board may, at any time, suspend an Executive Director. A suspension by the Board may, at any time, be discontinued by the Board or by the General Meeting. A suspension may be extended one or more times, but the total duration of the suspension may not exceed three months. If at the end of that period, no decision has been made on termination of the suspension or on dismissal, the suspension ends. 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE 2.5.1 Board Rules and decision making The Articles of Association and the Board Rules regulate internal matters of the Board. The Board Rules are available on Ferrovial’s website. Unless applicable law, the Articles of Association or the Board Rules provide otherwise, resolutions of the Board are adopted both at and outside a meeting by a majority of the votes cast. In the event of a tied vote, the Chairman has a casting vote, provided at least two other Directors entitled to vote are in office. At a Board meeting, resolutions can only be validly adopted if the majority of the Directors entitled to vote attends the meeting, in person or represented. Directors may, when attendance at the meeting in person is not possible, grant a proxy to another Director for each session by any written means (including email), with the appropriate instructions. A Director may only be represented at a Board meeting by another Director who is entitled to vote. Non-Executive Directors may only grant a proxy to another Non-Executive Director. The approval of the General Meeting is required for resolutions of the Board regarding an important change in the identity or character of the Company or its business. The absence of approval of the General Meeting does not affect the authority of the Board or the Executive Directors to represent the Company. 2.5.2 Meetings Pursuant to the Board Rules, the Board meets at least once every three months.The Board shall also meet whenever the Chairman, the Lead Director or at least three Directors have requested a meeting. Directors are expected, to the extent possible, to attend the meetings of the Board, the Committees of which they are members and the General Meeting, in person. In the 2024 Financial year, six Board meetings were held. 2.5.3 Topics dealt with by the Board Annually, at the proposal of the Chairman, the Board draws up a calendar and matters to be discussed at each of the meetings scheduled for the following year, without prejudice to other matters that may arise during the year. The main topics dealt with by the Board in 2024 include: • Strategy of Ferrovial Group. Specifically, as is customary each year, the Board received comprehensive presentations detailing the strategies of the Ferrovial Group’s business divisions, Human Resources, and IT department. The Board discussed the reported strategies and results extensively. • Evolution of Ferrovial's listing on NASDAQ. • Report on matters discussed at Committee meetings. • Periodic financial information. • Appointment of the Company's new external auditor. • Cash availability. • Risk management and control system. • Main risks of the Ferrovial Group. • Implementation of an SOx compliant internal control system for financial information. • Preparation of the annual General Meeting. • Reports from business divisions and corporate areas. • Annual budget and forecasts of the budget. • Health, safety and wellbeing. • Tax policies followed during the previous year. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 196_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

• General operations of the Ferrovial Group. • Guarantees provided by the Group’s parent companies. • Effectiveness of the compliance program. • Cybersecurity. • Innovation and digitalization. • Sustainability. • Annual oversight of the climate strategy and submission to the Annual General Meeting of Shareholders. • Social action and human rights. • Shareholder analysis and market perception. • Dividends and share buyback programs. • Annual evaluation. • Internal Audit annual plan. • Appointment of senior managers. • Remuneration of Directors. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_197

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | **CORPORATE GOVERNANCE REPORT** | REMUNERATION REPORT | RISK REPORT | ANNEX

2.5.4 Individual attendance

The table below details, the individual attendance of Directors at the meetings of the Board and Committees in 2024, as well as shareholding, appointment date, current term in office, age, nationality, and other listed companies in which they are Directors.

		RAFAEL DEL PINO	ÓSCAR FANJUL	IGNACIO MADRIDEJOS	MARÍA DEL PINO	JOSÉ FERNANDO SÁNCHEZ-JUNCO	PHILIP BOWMAN	HANNE SØRENSEN	BRUNO DI LEO	JUAN HOYOS	GONZALO URQUIJO	HILDEGARD WORTMANN	ALICIA REYES
Position		Chair-man	Vice-Chair-man	CEO	Member	Member	Member	Member	Member	Lead Director	Member	Member	Member
Category	Executive Director	✓		✓									
Category	Non-Executive Director		✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
Category	Independent		✓			✓	✓	✓	✓	✓	✓	✓	✓
Board	Board	(6/6)	(6/6)	(6/6)	(6/6)	(6/6)	(6/6)	(5/6)	(6/6)	(6/6)	(6/6)	(6/6)	(6/6)
Board	Executive Committee	C (7/7)	(6/7)	(7/7)	(7/7)	(7/7)				(7/7)			
Board	Audit and Control Committee		C (6/6)				(6/6)				(6/6)		(6/6)
Board	Remuneration Committee					(4/4)		(3/4)	C (4/4)		(4/4)		
Shareholding	Number of shares	155,481,565	47,030	139,357	62,438,916	186,692	33,444	-	-	6,054	217	-	-
Shareholding	% direct and indirect capital	21.31	0.01	0.02	8.56	0.03	0.00	0.00	-	-	0.00	-	-
Other data	Date of first appointment*	01/09/1992	07/31/2015	09/30/2019	09/29/2006	12/03/2009	07/29/2016	04/05/2017	09/25/2018	10/02/2019	12/19/2019	05/06/2021	05/06/2021
Other data	Term**	2025	2025	2026	2025	2025	2026	2026	2025	2026	2026	2025	2025
Other data	Nationality	Spanish	Spanish	Spanish	Spanish	Spanish	Australian	Danish	U.S. &Italian	Spanish	Spanish	German	Spanish
Other data	Positions as directors at other listed companies	0	2	0	0	0	2	3	1	0	2	0	3
Other data	Age	66	75	59	68	77	72	59	67	72	63	58	53
Other data	Gender	Male	Male	Male	Female	Male	Male	Female	Male	Male	Male	Female	Female

Information updated as of February 2025

C: Chairperson of the respective Committee.

** The date of first appointment reflects the respective Director's date of first appointment for the similar role on the Ferrovial, S.A. Board prior to the merger.*

*** The term of office will be a period ending at the end of the Annual General Meeting to be held in the year indicated in the chart, with possibility of reelection for one or more additional terms for a maximum period of three years each.*

***Figures in parentheses reflect the attendance of each Director at meetings of the Board and its Committees.*

198_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE **CORPORATE GOVERNANCE REPORT** REMUNERATION REPORT RISK REPORT ANNEX

Board Experience
Professional Background


Board of Directors
75%
Chairman/CEO
83%
CXO
67%

International Experience


Asia
58%
Australia
42%
Latam
83%
North America
83%
Spain
92%
Rest of Europe
83%
Africa & Middle East
50%

Functional Areas


Audit & Compliance
33%
Risk Management
33%
Sustainability
33%
Finance
75%
General Management
100%
HR & Health, Safety
58%
IT, Innovation & Digital Transform
42%
Operations
58%
Strategy
100%
Marketing, Sales and PR
33%

Industry Experience


Engineering
67%
Energy
58%
Financial Services
50%
Mobility
42%
Consultancy
33%
Government
33%
Information Technology
33%
Construction
33%
Logistics & Transports
33%
Airports
25%
Highways
25%
Others (automotive, hospitality, real estate, F&B, media, manufacturing...)
42%

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_199

2.6 REMUNERATION OF THE DIRECTORS Details of the remuneration of the Directors set forth in the Remuneration Report included in this Integrated Annual Report. 2.7 COMMITTEES 2.7.1 Executive Committee 2.7.1.1 Duties Pursuant to the Board Rules, the Executive Committee may resolve all matters that the Board can resolve, subject to applicable law and the Articles of Association or as explicitly provided otherwise in the Board Rules. All members must be Directors. Among its duties, the Executive Committee monitors the Group’s financial information, the evolution of the main business indicators, as well as the status of the most relevant matters of the year. It also approves the operations within its competence as a delegated body of the Board. 2.7.1.2 Composition The Executive Committee is composed of no less than three and no more than eight Directors, of whom at least two are Non-Executive Directors, at least one of whom is an Independent Director. The Executive Committee is currently composed of six members: (i) Mr. Rafael del Pino (Chairman; (ii) Mr. Óscar Fanjul; (iii) Mr. Ignacio Madridejos; (iv) Ms. María del Pino; (v) Mr. José Fernando Sánchez-Junco; and (vi) Mr. Juan Hoyos. For the relevant experience of each member of the Executive Committee, please see the resumes of its members in Section 2.3 of this chapter. The secretary of the Executive Committee is Ms. Geerte Hesen, who is also the Secretary of the Board. 2.7.1.3 Meetings and activities undertaken During financial year 2024, the Executive Committee held seven meetings. In its meetings, the Executive Committee monitored the Group’s cash availability and other financial information, the evolution of the main business indicators (traffic and tariffs of toll roads, traffic of airports, order book and main awards of Construction), the health, safety and well-being indicators, the evolution of Ferrovial’s listing on Nasdaq and the implementation of an SOx compliant internal control system over financial reporting, as well as the status of the most relevant projects and matters of the year. It drew up the report for its evaluation by the Board. As a delegated body of the Board, the Executive Committee also approved (i) the operations within its competence; (ii) the cancellation of treasury shares; and (ii) the implementation of the second scrip dividend of financial year 2024. The Chairman of the Executive Committee invited the relevant persons within Ferrovial, including e.g. the CFO and CEOs of the business divisions, to report on relevant matters within their respective responsibilities. The minutes of the meetings of the Executive Committee were available to all Board members so that they are aware of the matters discussed and the resolutions adopted. They were informed of the call for the meetings ahead of such meetings, and the agenda and the documentation distributed for each meeting were made available to them on the digital platform set up for this purpose. 2.7.2 Audit and Control Committee (the ACC) 2.7.2.1 Duties The ACC oversees the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements and assists the Board in its decision-making in relation to the supervision of the integrity and quality of the Company's financial and sustainability reporting and the effectiveness of the Company's internal risk management and control systems. Among its duties, the ACC monitors the financial reporting process and the audit thereof, as well as the non-financial reporting process and the assurance processes of sustainability reporting, reviews and discusses the annual audited financial statement and the management report with management and the independent auditor, prepares the selection of the independent auditor, advises the Board in relation to its decision-making on the independent auditor’s nomination and assurance provider of sustainability reporting for appointment or reappointment, or its dismissal, and makes recommendations to the Board on the appointment or dismissal of the senior internal auditor. The charter for the ACC was approved by the Board of Directors, which sets out its duties and responsibilities and is published on Ferrovial's website. 2.7.2.2 Composition The number of members of the ACC is determined by the Board, where said Committee shall consist of at least three Directors. All members of the ACC must consist of Non-Executive Directors, the majority of whom qualify as independent under the Dutch Corporate Governance Code. Pursuant to the Dutch Governance Code, the chairperson of the ACC shall always be an independent Non-Executive Director. Pursuant to the Nasdaq listing rules, all members of said Committee must qualify as independent under the Nasdaq listing rules. The chairperson of the ACC cannot be the Chairman or the Lead Director or any Director that previously has been an Executive Director. The ACC is currently composed of four members, all of whom qualify as independent under the Dutch Governance Code and the Nasdaq listing rules: (i) Mr. Óscar Fanjul (Chairman); (ii) Mr. Philip Bowman; (iii) Mr. Gonzalo Urquijo; and (iv) Ms. Alicia Reyes. They were appointed considering their knowledge and experience in accounting, auditing and financial and non-financial risk management. They also have extensive experience in managing international business groups similar to Ferrovial. Each ACC member meets the financial literacy requirements under the applicable rules of Nasdaq and SEC, and at least one member fulfills audit committee “financial expert” requirements under the applicable rules of Nasdaq, and the SEC, and financial experience requirements under the Dutch Decree on the Establishment of Audit Committees (Besluit instelling auditcommissie). For the relevant experience of each member of the ACC, please see the resumes of its members in Section 2.3 of this chapter. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 200_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

The Secretary of the ACC is Ms. Geerte Hesen, who is also the Secretary of the Board. 2.7.2.3 Meetings and activities undertaken The ACC meets when convened by its chairperson, who must do so whenever thus requested by the Board, the Chairman, or two ACC members, and in any case, at least once per quarter and whenever appropriate for the proper exercise of its duties. During financial year 2024 the ACC held six meetings. The representatives of the external auditor appeared in all meetings and, where appropriate, briefed the ACC and answered its questions in the absence of Group employees. The Chairman of the ACC invited the relevant persons within Ferrovial, including, e.g., the CFO and the Internal Audit Director, to report on relevant matters within their respective responsibilities. Where appropriate, the Company’s Internal Audit & Risks Director met with said Committee in the absence of Group employees. The ACC also maintains regular communication with Company executives and employees, from whom it receives information on matters within its competence. In particular, the Chairman of the ACC holds (i) meetings with the Internal Audit Director prior to each meeting of the Committee, with whom he also has regular contact; (ii) periodic meetings with the Compliance and Risks Director, with whom he also meets before each Committee meeting. The ACC also receives all the reports prepared by the Internal Audit Department in execution of its annual work plan. These reports contain the audit findings and recommendations addressed to the audited areas. The minutes of the meetings of the ACC were made available to all Board members so that they were aware of the matters discussed and the decisions adopted. They were informed of the call for the meetings ahead of such meetings, and the agenda and the documentation distributed for each meeting were made available to them on the digital platform set up for this purpose. A description of the main activities undertaken by the ACC in financial year 2024 is set out below: Financial and non-financial information The ACC reviewed and analyzed the Company’s financial and non-financial information prior to its approval by the Board and its submission to the authorities or markets and reported favorably on it. In this analysis, special attention was paid to the main judgements and estimates made in those areas that are more complex or where the accounting impact is more relevant. The ACC also reviewed the management report, which contains financial and non-financial information (including sustainability), corporate governance information and the remuneration report. Likewise, the ACC reviewed the draft earnings press releases to be distributed to the media. The ACC was also briefed on the non-financial reporting process, the requirements of the Corporate Sustainability Reporting Directive and the progress of the work. The ACC endorsed the double materiality assessment performed. The auditor in charge of the audit for the financial year 2023 (EY Accountants B.V., at that time Ernst & Young Accounts LLP) outlined the main audit and accounting issues identified in the course of its work. It also reported on its limited assurance on selected sustainability information required to be included in the annual report under Dutch, Spanish and European law. The independent auditor also appeared before the ACC to report on its limited review of the semi-annual financial information (first six months of the financial year 2024). The statutory auditor also informed on its work plan for the 2024 audit, the areas of emphasis to be considered, the materiality thresholds, the key matters for the 2024 audit, the audit work based on the September figures (hard close) and their preliminary conclusions for both financial statements and internal control. The ACC has oversaw the funding of the Company Relationship with the independent auditor The ACC has conducted a process for the selection of a new external auditor for the Company and its consolidated Group as of financial year 2025. The ACC has received timely information on the progress of the process, on whether the candidate firms had the capacity, experience, and team to provide the services, and on the content of the proposals they submitted. The Finance Department presented to the ACC its assessment on the offers received from the candidates, its conclusions and preferred choices. This was validated by said Committee, which submitted to the Board its recommendation in accordance with these conclusions. The ACC confirmed that its recommendation is free from influence by a third party and that no clause of a contract as referred to in Article 16, paragraph 6 of the EC Regulation (537/2014) restricts the resolution of the General Meeting. The ACC reviewed the engagement letters with the independent auditor for the 2024 Dutch statutory audit and the PCAOB audit, and submitted them to the Board for ratification. In accordance with PCAOB rules, the ACC also reviewed the letter from the proposed external auditor for the 2025 audit confirming its independence. Independence of the statutory auditor The ACC has prepared the mandatory report on this point. An updated internal procedure for non-audit services provided by audit firms was also approved by the ACC. In accordance with the internal policy and procedures and after appropriate assessment, it has authorized/ratified the audit and non-audit services provided by the statutory auditor and has also authorized other non-audit services rendered by other audit firms. The fees of Ferrovial's independent auditor for the 2023 and 2024 audits were also presented to and approved by the ACC. The ACC has received information about the nature and amount of such non-audit services that were authorized to various audit firms in each business division; and the non-audit services provided by the external auditor in Ferrovial’s non-controlled entities. U.S. listing process The ACC has received timely updates on the U.S. listing process and its impact on the external audit processes and in the internal control over financial reporting system requirements. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_201

In this regard the ACC reviewed and discussed the drafts of the registration statement (Form 20-F) for the listing of the Company’s shares in the U.S. Specifically, the ACC was informed that, as part of the listing process, and in preparation for the SOx implementation required for listed companies, four internal control material weaknesses were identified and included in the 20-F. Internal control procedures The ACC was regularly informed by the Finance Department of the progress of the SOx implementation project deployed. The ACC was also presented with a draft material weaknesses assessment report, based on the work performed during the year and on the testing results provided by Internal Audit. The Internal Audit Department has periodically provided the ACC with its review of the SOx implementation project and their view on the draft material weaknesses assessment report. The ACC was informed by the independent auditor of the main internal control recommendations arising from the audit of the 2023 financial statements. The external auditor also presented to the ACC its internal control plan for 2024, including the timeline, lines of work and planned end dates, and informed the ACC on the progress of their procedures. The external auditor also reported to the ACC on its conclusions regarding the SOx implementation project. Internal Audit The ACC reviewed the activities of the Internal Audit Department. In particular, it was informed that: • The Internal Audit activity report for the financial year 2023, which includes, among other things, the conclusions of the work carried out, the changes to the initial plan (and reasons), the impact of SOx implementation, and the recommendations issued. • The quarterly reports on Internal Audit activities, which include the degree of progress of the planned work, compliance with the approved plan and its variations, collaboration with other areas, SOx testing, and monitoring of the most significant audit issues. • The result of the review of the compliance program and the crime prevention model in Spain. • The internal audit work plan for 2025, including: (i) the purpose of the works (including SOx testing) and the extent to which they cover the main risks of the Group and the countries considered strategic; (ii) the recurring tasks (including the follow-up of the external auditor's recommendations and conclusions); (iii) the internal organization and the Internal Audit Department’s scorecard; and (iv) the expenditure budget. The ACC also (i) issued its opinion on the internal audit function and submitted it to the Board; and (ii) reviewed and approved the Internal Audit Charter. Risk analysis and systems for their control The Risk Department reported on the main financial and non-financial risks of the Company and its Group, and the measures taken to mitigate them, as well as on the functioning of the systems set up for their management and control and the plan to improve these systems. The ACC also reviewed the Company’s levels and risk appetite metrics for financial and operational risks. Additionally, after analyzing the Risk area’s responsibilities, the Audit and Risk Director presented a risk roadmap to the ACC. Compliance program The ACC oversaw the effectiveness of Ferrovial's compliance program. To this end the Compliance Department reported to said Committee on the design of the program, the internal policies and procedures issued, the training and awareness campaigns carried out, the resources, and the operation of Ferrovial’s whistleblowing system. The ACC was also regularly informed by the Compliance Department on the activity of the Ethics Channel. Corporate governance actions • On related party transactions, the ACC: (i) reported on the related-party transactions submitted for approval by the Board; (ii) reported on the internal procedure for detecting proposed related-party transactions within the Company submitted for approval by the CEO; (iii) agreed to submit for approval of the Board the pre-approval of certain related-party transactions; (iv) reported on the amendment of the related party transaction policy submitted for approval by the Board. • It also agreed to submit to the Board the amendment of the Board Rules to align them with the Nasdaq Listing Rules and Dutch recommendations. • It approved its work plan for 2025 (matters to be discussed at each of its meetings in that year) and reviewed the ACC’s Charter with a view to recommending its amendment to the Board. • It reported on the amendment of the Insider Trading Compliance Policy in order to adapt this policy to the amended Market Abuse Regulation. Monitoring of Construction projects The ACC was informed twice by the CEO of Construction of the key economic and financial indicators of the division and of the progress of its main projects. In addition, the ACC was informed about the accounting policies for provisions applied in Construction contracts. 2.7.3 Nomination and Remuneration Committee (the NRC) 2.7.3.1 Duties The NRC identifies individuals qualified to become Directors, consistent with criteria approved by the Board, recommends that the Board selects the Director nominees to be presented by the Board to the General Meeting, and prepares the decisions to be made by the Board relating to the compensation of Directors and executive officers. Among its duties, the NRC identifies qualified individuals to be nominated for appointment as FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 202_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Directors and recommends to the Board on the nominees for election by the General Meetings, prepares the Board’s periodical assessment of the size and composition of the Board and makes recommendations to the Board with respect to the remuneration policy and the remuneration of each individual Director, including Executive Directors, and reviews and sets or makes recommendations to the Board with respect to the remuneration of other executive officers that do not serve as Directors. Furthermore, the NRC monitors compliance with the Remuneration Policy set by the Company and periodically reviews the Remuneration Policy for Directors and senior managers. The charter for the NRC was approved by the Board of Directors. It sets out its duties and responsibilities and is published on Ferrovial's website. 2.7.3.2 Composition The number of members of the NRC is determined by the Board, where said Committee shall consist of at least two Directors. All members of the NRC must consist of Non-Executive Directors, the majority of whom qualify as independent under the Dutch Governance Code. Each NRC member must meet the independent requirements of Nasdaq, including the independence requirements applicable to members of a compensation committee, subject to any available exception. Pursuant to the Dutch Governance Code, the chairperson of the NRC shall always be an Independent Non- Executive Director. The chairperson of the NRC cannot be the Chairman or the Lead Director or any Director that has previously been an Executive Director. The NRC is currently composed of four members, all of them independent under the Dutch Governance Code: (i) Mr. Bruno Di Leo (Chairman); (ii) Mr. José Fernando Sánchez-Junco; (iii) Ms. Hanne Sorensen and (iv) Mr. Gonzalo Urquijo. They were appointed based on their expertise, ensuring that they possess the requisite knowledge, skills, and experience necessary to fulfill the duties assigned to them. For the relevant experience of each NRC member, please see the resumes of its members in Section 2.3 of this chapter. The Secretary of the NRC is Mr. Carlos Cerezo, who is the Chief Human Resources Officer of Ferrovial. 2.7.3.3 Meetings and activities undertaken The NRC meets when convened by its chairperson, who must do so whenever requested by the Board, the Chairman, or two of its members, and in any case, whenever appropriate for the proper exercise of its duties. During financial year 2024, the NRC held four meetings. In addition, the NRC adopted certain written resolutions outside of these meetings. The Chairman of said Committee invited the relevant persons within Ferrovial, including e.g. the Chairman of the Board, the CEO and the Secretary of the Board. The NRC’s Chairman holds meetings with the Secretary of said Committee prior to each Committee meeting, with whom he also has regular contact. The NRC also receives all reports prepared by the Human Resources Department as part of the implementation of the annual work plan approved by said Committee. The minutes of the meetings of the NRC were available to all Board members so that they were aware of the matters discussed and the decisions adopted. They were previously informed of the call for the meetings, and the agenda and the documentation distributed for each meeting were made available to them on the digital platform set up for this purpose. A description of the main activities undertaken by the Nomination and Remuneration Committee is set out below: Board and Committee Membership The NRC reviewed the nature and time devoted by the Non-Executive Directors on other Boards. At the end of the financial year, the NRC oversaw the succession plan for the Chairman and the CEO. It also reported favorably on the appointment of Ferrovial's representatives to the Boards of Directors of its main subsidiaries and investees. Compensation At the beginning of the year, it reviewed the proposed Remuneration Report. With regard to the remuneration of the members of the Board in their capacity as such, the NRC reviewed the settlement for the financial year 2023 in accordance with the details set out in the Remuneration Report. It also reported favorably on the maximum annual amount of their remuneration and the system for distributing this amount. In relation to the remuneration of Executive Directors, the NRC reported favorably on the proposals for variable remuneration and other compensation components corresponding to financial year 2023, the fixed remuneration for 2024, and the individual granting of units for financial year 2024 under the Long-Term Incentive Plan (the “LTIP”). As for senior management, the NRC reviewed their variable remuneration and other remuneration items for the financial year 2023, their fixed remuneration for 2024, and the individual granting of units for the financial year 2024 under the LTIP. With regard to the LTIP 2023-2025, the NRC proposed that the Board adjusts the Key Performance Indicator of Total Shareholder Return of the LTIP in 2025, to introduce a comparison with the S&P 500 in order to be more aligned with the U.S. market. The NRC also approved some changes in the wording of two metrics within the general conditions of the LTIP 2023-2025 related with diversity and cashflow. The NRC reviewed and approved a proposal of the 2024 objectives for the Chairman. At year end, it also reviewed and recommended to the Board the Stock Bonus Plan for the years 2025-2029 addressed to Spanish tax resident employees who wish to receive part of their remuneration in shares. Likewise, it verified the information on the remuneration of the Directors and senior management contained in the corporate documents and verified the observance of the Company's remuneration policy. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_203

Finally, the NRC approved the internal rule for practical application of the Company’s Clawback Policy and was also informed that no cases were reported during the current year. Senior management The NRC reported favorablye on the proposed appointments of Ms. María Jose Esteruelas as CEO of Energy, Ms. Geerte Hesen as Chief Legal and Compliance Officer, Mr. Ignacio del Pino Fernandez-Fontecha as Chief Investment Officer, and Ms. Andras Szakonyi as CEO of the Digital Infrastructure division, and proposed to the Board of Directors the terms and conditions of their contracts. Additional duties The NRC analyzed the development of proxy advisors voting recommendations on the Directors' Remuneration Policy and the Annual Remuneration Report, and on the outcome of the votes on these two documents at the General Shareholders' Meeting. The NRC prepared its report for evaluation by the Board (assuming as such the report on its activities in 2023). Regarding Human Capital Management, the NRC received reports on: • diversity, equity and inclusion strategy deployment. • the succession plan for the senior management team; • talent management; and • engagement. 2.8 OTHER BOARD-RELATED MATTERS 2.8.1 Diversity Ferrovial embraces the importance of diversity, also with respect to the composition of the Board. The Company believes the current composition of the Board is diverse in terms of amongst others factor, gender, nationality, expertise and experience. Ferrovial is subject to both Dutch law and the Dutch Governance Code as well as the Nasdaq listing rules with respect to a diverse composition of the Board. Pursuant to Dutch law, the Company is required to apply a mandatory transitional quota of at least one-third women and at least one-third men in relation to appointments of Non-Executive Directors. Subject to such exceptions as provided for by law, a resolution to appoint a Non-Executive Director who does not contribute to the mandatory quota while the quota is not met, is null and void (nietig). In such event, the person in question will not become a Non-Executive Director. The quota applies to new appointments, meaning companies can reappoint a Non-Executive Director without complying with the one-third quota in respect of such re-appointment, but only where this occurs within eight years after the year of the Non- Executive Director’s first appointment. The Non-Executive Directors are comprised of six male Non-Executive Directors and four female Non-Executive Directors. Accordingly, the composition of the Non-Executive Directors satisfies the quorum under both Dutch law and Nasdaq listing rules. Furthermore, pursuant to the Dutch Governance Code, the Company approved a Diversity and Inclusion Policy which is published on Ferrovial's website The Diversity and Inclusion Policy is designed to promote a diverse and inclusive work environment at all levels of Ferrovial. The main purpose of this policy is to lay down the aspects and objectives of diversity within Ferrovial and the intended implementation and reporting on it. Ferrovial’s principles in promoting diversity and inclusion are: • Act in accordance with Ferrovial’s values and promote equal access to opportunities for all people to work under fair and equitable conditions. • Leverage the positive impact of diversity on the Group's competitiveness, profitability and sustainability. Through diversity, promote collective intelligence by strengthening our innovative capacity. • Act in accordance with current legal regulations on diversity in the different countries where Ferrovial operates. The Diversity and Inclusion Policy also sets specific, appropriate and ambitious targets in respect of gender diversity and other diversity and inclusion aspects of relevance to the Company, with regard to the composition of the Board and a category of employees in managerial positions as determined by the Board. In particular, the diversity targets are: • The Board shalld consist of at least one-third women and at least one-third men, which is currently fulfilled. In addition, the Board Profile sets out the desired diverse composition of the Non-Executive Directors in accordance with the Company’s Diversity and Inclusion Policy and provides that diversity is to be taken into account in respect of nationality, experience, education, culture, gender, age, and professional background, taking into account the Company's Diversity & Inclusion Policy. • The Leadership Team shall consist of at least 30% women and at least 30% men by December 2025. For the purpose of this target, “Leadership Team” refers to Ferrovial’s Management Committee, Corporate Directors, Business Unit Directors and their direct reports with “Head of” category. As of 2024 year-end, the percentage of women in this group was 26.2%, an increase of 20% from 2020. To achieve the aforementioned target for the Leadership Team, Ferrovial has a global diversity and inclusion strategy that was approved in 2021. This strategy incorporates specific measures designed to ensure the presence of female talent across various echelons within the Leadership Team and throughout the organizational hierarchy. Among its core objectives, the strategy encompasses actions to attract, develop, promote, and retain women. These initiatives involve devising training plans tailored for the advancement of female talent, particularly focusing on our key female talent pools, vigilantly monitoring the gender pay gap, and promptly implementing corrective measures if needed. Furthermore, Ferrovial continually strives to enhance its inclusive culture to promote equal opportunities. Dutch companies meeting certain size criteria are also subject to Dutch statutory requirements to set gender diversity targets for their boards and senior management. These requirements will formally apply to Ferrovial as of financial year 2025, as of which time Ferrovial will include in its management report disclosures as required under these rules. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 204_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

2.8.2 Evaluation The Board evaluated its operation and that of its Committees, the Executive Directors and the Non-Executive Directors with the support of an external consultant. The independence of such consultant was reviewed by the Nomination and Remuneration Committee. The Executive Committee, the Audit and Control Committee, and the Nomination and Remuneration Committee prepared an annual report on their functioning for assessment by the Board. Directors completed a comprehensive questionnaire prepared by the external consultant and participated in interviews with the consultant. The consultant then processed and evaluated the information, suggestions, and comments gathered, presenting the outcomes during a Board meeting. The evaluation process encompassed several aspects, including: (i) tracking the progress of previously identified areas for improvement; (ii) addressing overarching issues influencing the Board, such as the number of Directors, their expertise and capabilities, training initiatives, independence, and decision-making abilities, as well as oversight of Committees; (iii) evaluating the operational dynamics, competencies, and interactions with the management team; and (iv) assessing the performance of the Chairman, CEO, and Secretary. The external consultant advising on the evaluation process also reported that the evaluation did not reveal any red flags in the evaluation processes. The Board discussed the evaluation, which overall showed a high level of functioning of both the Board and the individual committees. The evaluation also served to identify key matters which the board prioritizes and related points of action in relation to its operation. In particular, the Board identified as topics of action: monitor the Company’s positioning in the U.S., review the Board’s composition and remuneration in light of the Company’s U.S. and Dutch listings, and increase the importance of and presence in the U.S. market, integrate succession planning for key individuals at a regular interval, and evaluate the format of information provided to the Board. 2.8.3 Conflict of interest Pursuant to Dutch law and the Articles of Association, if a Director has a direct or indirect personal conflict of interest with the Company and its business as referred to in article 2:129(5) of the Dutch Civil Code (Burgerlijk Wetboek) (the “BW”), such Director may not participate in the Board’s deliberations and decision-making on that matter. Pursuant to the Board Rules, an Executive Director must, without delay, report any potential conflict of interest that is material to the Company or such Executive Director to the other Executive Directors and the Lead Director or, if the Chairman is an Independent Director, the Chairman. The Executive Director must provide all relevant information on this subject, including information relevant to the situation regarding his spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree. Pursuant to the Board Rules, a Non-Executive Director must, without delay, report any potential conflict of interest that is material to the Company or such Non-Executive Director to the Lead Director or, if the Chairman is an Independent Director, the Chairman. If the conflict of interest concerns the Lead Director or, if the Chairman is an Independent Director, the Chairman, such report must be made to the Vice-Chairman. The Non-Executive Director must provide all relevant information on this subject, including information relevant to the situation regarding his spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree. If no resolution of the Board can be adopted as a consequence of such a personal conflict or Article 2:169(4) BW being applicable to all Directors, the resolution may be adopted by the General Meeting. Article 2:169(4) BW provides that, in case of a related party transaction, a Director may not participate in the Board’s deliberations and decision-making if the Director is involved in the transaction with the related party. Directors Rafael del Pino and María del Pino are brother and sister. Ignacio del Pino, Chief Investment Officer, is the son of Chairman Rafael del Pino. Otherwise, there are no family relationships between any of the Directors or members of senior management. Furthermore, following the appointment of the Director, Ms. Alicia Reyes, to the general and supervisory board of Energias de Portugal (EDP), which operates in the energy sector, whether such appointment resulted in a potential conflict of interest was discussed during two meetings of the Board of Directors during 2024. The Board of Directors ultimately concluded that this appointment in itself did not result in Ms. Alicia Reyes Revuelta having a de facto conflict of interest, and that it would be assessed on a case-by-case basis whether a conflict of interest could arise in the future in relation to any specific matters in connection therewith. 2.8.3.1 Transactions in which there are conflicts of interest. Mr. Rafael, Mr. Ignacio and Mr. Juan del Pino Fernández-Fontecha, all sons of Mr. Rafael del Pino, the Chairman of the Company and shareholder with more than 10% in the Company’s share capital, entered into a construction contract with Ferrovial Construcción, S.A. in relation to the completion of the construction of real estate. The contract is an “open book project” pursuant to which the final contract price will be calculated as the sum of the actual direct and indirect costs of the works, plus a fee of 8.9% (market price). As disclosed in the 2023 Integrated Annual Report, this transaction was previously approved by the Board of Directors, with an estimated contract price of EUR 1,846,057. It has now been established that the final contract price amounts to EUR 2,025,308.63. In compliance with Article 39.9 of the Board Rules, this transaction, including its final contract price (i) was entered into in the ordinary course of business of Ferrovial Construcción, S.A.; (ii) is in compliance with applicable laws; and (iii) was again approved by the Board of Directors of the Company, including a majority of votes cast by Non-Executive Directors, without the Director concerned having participated in the deliberations and the decision-making process. Best practice provisions 2.7.3 and 2.7.4 of the Dutch Governance Code were complied with. 2.8.3.2 Transactions with shareholders that hold at least 10% of Ferrovial share capital There were no transactions with shareholders that hold at least 10% of the share capital during financial year 2024. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_205

3.SENIOR MANAGEMENT Senior managers are defined in the Board Rules as those persons who are members of Ferrovial’s Management Committee or who report directly to the Board, a Director or the Executive Committee. 3.1 MANAGEMENT COMMITTEE The Ferrovial Group’s daily management is performed by the Management Committee, consisting of the CEO and certain other members of the Senior Management. The members of the Management Committee are currently: Mr. Ignacio Madridejos: Chief Executive Officer of Ferrovial. Mr. Dimitris Bountolos: Chief Information and Innovation Officer Mr. Luke Bugeja: Chief Executive Officer of Ferrovial Airports Mr. Carlos Cerezo: Chief Human Resources Officer Ms. María José Esteruelas: Chief Executive Officer of Ferrovial Energy Mr. Ignacio Gastón: Chief Executive Officer of Ferrovial Construction Mr. Ernesto Lopez Mozo: Chief Financial Officer Ms. Geerte Gudule Hesen: Secretary of the Board and Chief Legal & Compliance Officer Mr. Ignacio del Pino: Chief Investment Officer Ms. María Teresa Pulido: Chief Strategy Officer Mr. Andrés Sacristán: Chief Executive Officer of Cintra (Toll Roads) 3.2 OTHER SENIOR MANAGERS Other senior managers who are not part of the Management Committee but report directly to the Board, a Director or the Executive Committee are: Mr. Valentín Alfaya: Director of Sustainability Mr. Alberto Ferreiro: Chief Audit and Risk Officer Ms. Patricia Leiva: Director of Communication and Corporate Social Responsibility Mr. Gonzalo Nieto: Chief Executive Officer of Mobility & Services Mr. Andras Szakonyi: Chief Executive Officer of Digital Infrastructure There are four women in senior management, which represent 25% of its members. See Section 2.8.1 for further details on Ferrovial’s global diversity and inclusion strategy. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 206_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

3.3 BIOGRAPHIES OF THE SENIOR MANAGERS FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_207 Ignacio Madridejos CEO Civil Engineer (Polytechnic University of Madrid); MBA (Stanford University). CEO of Ferrovial SE since 2023 (and of Ferrovial, S.A. since 2019). Former Regional President of CEMEX USA; Regional President of CEMEX Northern Europe; global responsible of CEMEX Energy, Security and Sustainability areas; President of CEMEX Spain; and CEO of CEMEX Egypt. He previously worked at McKinsey and Agroman. He was also President of OFICEMEN (Spanish Association of Cement Manufacturers), IECA (Spanish Institute of Cement and its Applications), and CEMBUREAU (European Cement Association). Dimitris Bountolos Chief Information and Innovation Officer Civil Engineer (ICCP) from the University of Granada and a graduate of different senior management courses at Stanford, ESADE and IESE. During his career as an entrepreneur, he was a founder and partner of different startups in the space, drones and employee experience sector including Zero 2 Infinity, Guudjob, BlueSouth, and IllusionBox. He has taken on several management positions in Iberia, including Vice President of Customer Experience, and has contributed to the transformation and development of the airline’s Hub. In addition, he was Chief Digital Officer of Latam Airlines, senior advisor to NASA’s Chief Innovation Officer in Houston and advisor of digital transformation for the Travel, Transportation and Logistics sector at McKinsey. Luke Bugeja Chief Executive Officer of Ferrovial Airports MBA from Deakin University and Diploma in Tourism and Travel from William Angliss College (both in Melbourne). He has spent most of his career in aviation industry and airport infrastructure with operational, commercial, and financial experience in airlines, airports and investment management. Most recently, he was an operating partner at Hermes GPE and was responsible for their transport investments. Previously, he held senior executive positions at OMERS (Ontario Municipal Employees Retirement System), Ontario Airport Investments and Macquarie Bank Limited / Map Airport. Over a period of 14 years, he has held senior positions at Changi Airports International in Singapore and airports in London City, Brussels and Bristol. He has 16 years of experience in the airline business, having worked at Virgin Blue and Qantas Airways. In May 2021 he was named CEO of Ferrovial Airports. Carlos Cerezo Chief Human Resources Officer Degree in Philosophy from Complutense University of Madrid, Master in Human Resources from CEU and Executive MBA from the Instituto de Empresa. He joined Ferrovial in 2006 and since 2015, he held the position of Human Resources and Communications Director of Ferrovial Services. Previously, he was the Corporate HR Development Director and the HR Director of the Corporate Area. In 2020, he was appointed Chief Human Resources Officer. Prior to joining the company, he held various positions of responsibility in the field of consulting at IBM and PWC.

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 208_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT María José Esteruelas Chief Executive Officer of Ferrovial Energý Degree in Industrial Electrical Engineering from ICAI (Comillas Pontifical University, Madrid), Master’s Degree in Operations Management from IE Business School and a PDG from IESE Business School. She joined Ferrovial in 2021 as Managing Director of Energy Solutions. Previously, she developed her career in Abengoa, where she has held various positions in different areas, including Director of Concessions, Director of Latin America, Director of the Energy Division, Director of the Americas Region and member of the Executive Committee. Since February 2019, she was a member of the Board of Directors of Applus+. Juan Ignacio Gastón Chief Executive Officer of Ferrovial Construction Civil Engineer (ICCP) from the University of Cantabria and MBA from the London Business School. He joined Ferrovial in 1995, and during his professional career, he has held various high-level positions in the divisions of Construction and Services. In 2003, he joined Amey, and he went on to take the position of Construction Manager at Ferrovial Construction in the United Kingdom in 2007. In 2013, he was named Managing Director at Ferrovial Services Spain, a position that he held until being chosen as Chief Executive Officer at Ferrovial Construction in November 2018. Ernesto López Mozo Chief Financial Officer Civil Engineer (Polytechnical University of Madrid) and holds an MBA from The Wharton School of The University of Pennsylvania. In October 2009 he was appointed Chief Financial Officer of Ferrovial. Previously, he held various management positions at Telefónica Group, JP Morgan and Banco Santander. He worked in Civil Engineering before obtaining the MBA degree. Member of the IFRS Advisory Council (2013-2015). Appointed Chairman of the Board of Directors of Directors of Aegon España, S.A. in 2023 (member of the board during 2016-2023). He is Vice President of the Audit and Control Committee. Geerte Gudule Hesen Secretary of the Board and Chief Legal & Compliance Officer PhD in Economics and Law from the University of Maastricht, with visiting scholarships at the Scandinavian Consortium for Organisational Research (SCANCOR) Stanford University, UC Berkeley School of Law, and Columbia Law School. She holds master degrees in both International Economics and Law from Maastricht University. Chief Legal and Compliance Officer and Secretary of the Board of Directors of Ferrovial SE since 2024. She currently serves as chair of the Board of the Dutch Association of In-House Counsel (NGB), and is a member of the Supervisory Board and Audit Committee of CARE Netherlands. She previously held the position of General Counsel at Lumicks, Deputy General Counsel at ASML, and Head of Legal at Philips Personal Health, and was a senior associate at the law firm of De Brauw Blackstone Westbroek.

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_209 Ignacio del Pino Chief Investment Officer Mechanical Engineering from the Massachusetts Institute of Technology (MIT) and an MBA from the Stanford Graduate School of Business. He began his professional career working in investment banking and private equity at JP Morgan and Oaktree Capital Management. He joined Ferrovial in 2017. Previously, he held different positions at Cintra in the US. He was appointed Corporate Finance Director of Ferrovial in January 2023, reporting to Ernesto López Mozo, Chief Financial Officer. He was responsible for financing and treasury, investor relations and investment analysis. María Teresa Pulido BA Degree in Economics from Columbia University and MBA from MIT Sloan School of Management. She has professional experience in the United States, Spain and Venezuela. In 2011 Maria Teresa joined Ferrovial as Director of Corporate Strategy. She previously held management positions in banking at Citi, Deutsche Bank, Bankers Trust, Wolfensohn and in consulting at McKinsey. Since 2014 she has been a member of the Board of Directors of Bankinter, since 2006 she is part of MIT Sloan Executive Board (EMSAEB) and of Fundación Eugenio Mendoza. Civil Engineer from Madrid Polytechnical University. He began his career with Cintra in 2001 holding several positions in the car parks division, including Head of Development, before moving on to the Toll Roads division where he served as Head of Operations at Eurolink M4 (Ireland) and Managing Director of Radial 4 (Madrid). In 2010, he was appointed Country Manager for Spain and a member of the Executive Committee. In 2013, he became Head of Europe and also took charge of the Australian and Colombian markets in 2015. In 2017, he was appointed Director for Canada and CEO of 407 ETR. In 2020, Andrés Sacristán took over the management of Cintra US, where the company built and operates five innovative managed lanes projects. He was appointed CEO of Cintra in 2021. Andrés Sacristán Chief Executive Officer of Cintra (Toll Roads)

BIOGRAPHIES OF OTHER MEMBERS OF SENIOR MANAGEMENT FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 210_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT Valentín Alfaya Sustainability Director Ph.D. cum laude in Biology (Complutense University, Madrid), and a M.Sc. in Environmental Engineering (EOI Business School, Madrid). Professional career in various sectors extends over 25 years, currently as Sustainability Director at Ferrovial. Between 2004 and 2008 he performed also as Group Risk Manager. Founder and former Chairman of the Spanish Green Growth Group, member of the Governing of the EIT Climate-KIC and the Advisory Board at REDS (Spanish chapter of the UN-SDSN), among other institutions. Author of several books and scientific papers, Associate Lecturer at Rey Juan Carlos University (Madrid) and Comillas Pontificia University (ICAI). Alberto Ferreiro Chief Audit and Risk Officer Business degree from ICADE, Master in Finance from CUNEF, AMP from IESE and GSMP from the University of Chicago Booth School. In May 2008 he joined Ferrovial when he was appointed Chief Audit Executive. All his professional life has been devoted to internal audit in leading international and diversified groups. He started in Banco Santander in 1991, moved to Union Fenosa (now Naturgy) in 2000, before joining Ferrovial in 2008. He actively works with the internal audit industry in promoting its value to the organizations. In 2024 additionally assumed responsibility for the Risk function in order to enhance its scope to serve as a useful tool for management decision-making and adapt it to the best international standards. Patricia Leiva Director of Communications & CSR Degree in Communications from the Complutense University of Madrid and a PDD from the IESE Business School. She has more than 25 years of experience in Communication and Corporate Reputation Management. As a journalist, she worked at ABC, Cadena COPE and Europa Press, where she specialized in economic information. In corporate communications, she was head of External Communications and Media Relations at KPMG and executive vice president of Communications, Corporate Responsibility and Institutional Relations at ING DIRECT. Until her appointment at Ferrovial, she held the position of director of Communication, Institutional Relations and Sustainability for Mahou San Miguel.

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_211 Gonzalo Nieto CEO of Ferrovial Mobility and Services MSc in Physics from the Complutense University of Madrid and an MBA from the Stern School of Business in New York. He joined Ferrovial Services in 2004 where he held different positions in Business Development area, Amey, Cespa and as director of the International and Transformation divisions. Before joining Ferrovial, he worked at McKinsey and Merrill Lynch, among other companies. Holds an MBA in Finance and Economics from Corvinus University of Budapest and is a graduate of the LEAP (Leadership Excellence through Awareness and Practice Program) from INSEAD Business School. Throughout his extensive professional experience, he has held various international leadership positions. He began his career as a finance professional at General Electric, where he spent six years leading different financial areas in the United States. Subsequently, for twenty-one years, he held multiple leadership roles at Iron Mountain (IRM), a Boston-based B2B services company focused on data centers and information management services. In his later years at Iron Mountain, he played a key role in the development of the data center business in his position as Global COO. Additionally, since 2020, he has been a member of the Supervisory Board and the Audit Committee of Magyar Telekom (a subsidiary of Deutsche Telekom), a leading Hungarian information and communications technology company. Andras Szakonyi CEO of Digital Infraestruture

4. GENERAL MEETING, SHARE CAPITAL AND VOTING RIGHTS 4.1 GENERAL MEETING AND ITS POWERS 4.1.1 Place and Time of the General Meeting General Meetings, unless held fully electronically to the extent permitted by law, are usually held in the municipality where the Company has its seat (Amsterdam), or may be held in Rotterdam, The Hague or Utrecht, in the Netherlands. Each year, the Board convenes at least one General Meeting to be held within six months after the end of the Company’s financial year. Extraordinary General Meetings may be held as often as the Board deems desirable. In addition, subject to applicable law, one or more persons with the right under Dutch law to attend a general meeting (“Meeting Rights”) individually or jointly representing at least 10% of the outstanding share capital may request the Board in writing to convene a General Meeting. 4.1.2 Calling and Agenda of the Meeting The notice calling a General Meeting is issued by an announcement, which is published electronically and must be given at least 42 days prior to the day of the meeting. The agenda for the annual General Meeting, among other things, typically includes the annual report and the adoption of the Annual Accounts, discharge of the Directors and certain authorizations to the Board. At least every four years, the adoption of the remuneration policy for the Board is included in the agenda. Subject to applicable law, items requested to be added to the agenda by one or more persons with Meeting Rights in writing, individually or jointly representing at least 3% of the outstanding share capital, will be included in the notice calling the General Meeting or announced in the same manner if the Company has received the substantiated request no later than 60 days before the day of the General Meeting. 4.1.3 Conduct of the General Meeting General Meetings are chaired by the Chairman or such other person as determined in accordance with the Articles of Association. Each shareholder (as well as other persons with voting rights or Meeting Rights) may attend the General Meeting, address the General Meeting and exercise voting rights pro rata to his or her shareholding, either in person or by proxy. Shareholders may exercise these rights, if they are the holders of shares on record date, i.e., the 28th day before the day of the General Meeting and they have registered to attend the General Meeting in a timely manner. 4.1.4 Resolutions of the General Meeting and amedments to the Articles of Association Resolutions are adopted by a simple majority of votes cast without a quorum requirement being applicable, subject to certain exceptions provided by Dutch law or the Articles of Association. Pursuant to Dutch law, no vote may be cast at the General Meeting on a share held by the Company or a subsidiary. If there is a tie in voting, the proposal will be rejected. The Articles of Association stipulate that certain resolutions require a majority exceeding a simple majority of votes cast. Specifically, the limit and exclusion of pre-emptive rights, the reduction of share capital, and amendments to the Articles of Association require a majority of at least two-thirds of votes cast if less than one-half of the issued share capital is represented at the meeting. The Articles of Association stipulate that certain resolutions may only be adopted upon a proposal thereto by the Board. These include resolutions on the amendment of the Articles of Association, on legal mergers and legal demergers, the appointment of Directors, the issue of shares, limitation or exclusion of pre-emptive rights, the reduction of share capital, distributions in kind, the remuneration policy, and dissolution. 4.1.5 General Meeting in 2024 The Annual General Meeting of Ferrovial was held on April 11, 2024 in Amsterdam, the Netherlands, with an attendance of 72.25% of the outstanding share capital. All the resolutions on the agenda were approved and are available on Ferrovial’s website. 4.2 SHARE CAPITAL Pursuant to the Articles of Association, Ferrovial’s authorized share capital amounts to EUR 30,000,000 representing 3,000,000,000 shares with a nominal value of EUR 0.01 each. The issued share capital as of December 31, 2024 was: Issued share capital (€) Number of shares Number of voting rights 7,295,599.51 729,559,951 729,559,951 7,753,399 shares were held in treasury as of December 31, 2024. All issued shares are fully paid-up. Each share gives the right to cast one vote at the General Meetings. All shareholders have the same voting rights. There are no different types of shares with different associated rights. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 212_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

4.3 TRANSFER OF SHARES, SPECIAL VOTING RIGHTS AND RESTRICTIONS VOTING RIGHTS The transfer of shares (which, to prevent uncertainty, is not a beneficial entitlement to a share held through the systems of the Depository Trust Company (“DTC”), Iberclear, Euroclear Bank or Euroclear Nederland) requires a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement of that transfer by the Company. Serving of the deed of transfer or of a certified notarial copy or extract of that deed, on the Company, will be the equivalent of acknowledgement. This applies equally to the creation of a right of pledge or a right of usufruct on a share, provided that a right of pledge may also be established without acknowledgement by, or service on the Company, with due observance of section 2:86c(4) BW. There are no restrictions on the transferability of shares in the Articles of Association or under Dutch law. However, the transfer of the shares into jurisdictions other than the Netherlands and Spain may be subject to specific regulations or restrictions. There are no agreements between shareholders which are known to the Company that may result in restrictions on transfer of shares or the exercise of voting rights. 4.4 ISSUANCE AND REPURCHASE OF (RIGHTS TO) SHARES 4.4.1 Issuance of shares and exclusion of pre-emptive rights Pursuant to the Articles of Association and with due observance of the applicable statutory provisions, the Board resolves on the issuance of shares and determines the issue price, as well as the other terms and conditions of the issuance, if and insofar as the Board has been authorized by the General Meeting to issue shares. Unless otherwise stipulated at its granting, the authorization cannot be withdrawn without a proposal thereto by the Board. The Board’s authorization may be extended by specific consecutive periods. If and insofar as the Board has not been authorized, the General Meeting, pursuant to a proposal thereto by the Board, resolves on the issuance of shares and determines the issuance price, as well as the other terms and conditions of the issuance. The above equally applies to the granting of rights to subscribe for shares, such as options, but is not required for an issuance of shares pursuant to the exercise of a previously acquired right to subscribe for shares. The Company may not subscribe for its own shares on issuance. The Board was authorized by the General Meeting, for a period of 18 months from the date of the 2024 annual General Meeting that was held on April 11, 2024, i.e., up to and including October 10, 2025, to issue shares, or grant rights to subscribe for shares, up to a maximum of 10% of the Company’s issued share capital for general purposes. In addition, the Board was authorized, for a period of 18 months from April 11, 2024, up to a maximum of 5% of the Company's issued share capital to resolve to issue shares in relation to one or more scrip dividends. The Board was also authorized by the General Meeting for the same period to exclude pre-emptive rights for any issuance under these authorizations. 4.4.2 Acquisition of its shares by the Company The Company may acquire fully paid-up shares if and insofar the General Meeting has authorized the Board to do so with due observance of statutory provisions. No authorization from the General Meeting is required if the Company repurchases fully paid-up shares for the purpose of transferring these shares to Company or Group employees pursuant to any applicable equity plan, provided that the shares are quoted on an official list of a stock exchange. The Board was authorized by the General Meeting, for a period of 18 months from the date of the 2024 annual General Meeting held on April 11, 2024, i.e., up to and including October 10, 2025, to acquire shares provided that the Company and Group Companies do not hold more than 10% of the Company’s issued share capital, and against a price of up to 110% of their quoted price on a market on which the shares are listed, as determined by the Board, on the date of repurchase. For more information on the Company's share buy-back programs pursuant to this authorization, see Note 5.1 of the Consolidated Financial Statements. 4.4.3 Capital reduction Pursuant to a proposal of the Board, the General Meeting may decide to reduce the issued share capital with due observance of article 2:99 BW. The issued share capital may be reduced by reducing the nominal value of shares by means of an amendment to the Articles of Association or by cancelling shares. A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast, if less than one-half of the issued share capital is present or represented at the General Meeting or a simple majority if one-half or more of the issued share capital is present or represented at the General Meeting. The General Meeting resolved to cancel shares as these may be held by the Company from time to time. The number of shares that will be cancelled will be determined by the Board. The cancellation may be implemented by the Board in one or more tranches. This resolution will lapse 18 months after the date of the 2024 annual General Meeting which took place on April 11, 2024, i.e., up to and including October 10, 2025. 4.5 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 4.5.1 Major Shareholders The following table sets out the shareholders (either directly or indirectly) holding a substantial interest (substantiële deelneming) (i.e., a holding of at least 3% of the share capital or voting rights) in the Company (the “Major Shareholders”). This list of Major Shareholders is based on the information published on the website of the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, AFM) on major shareholders in the Company as of December 31, 2024. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_213

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | **CORPORATE GOVERNANCE REPORT** | REMUNERATION REPORT | RISK REPORT | ANNEX

	Amount of Share Capital Owned		
Shareholder	Number / class of shares	Percentage of share capital	Percentage of voting rights
Rafael del Pino Calvo-Sotelo*[1]	155,481,565	21.31 %	21.31 %
TCI Fund Management Ltd.*[2]	72,970,294	10.03 %	10.03 %
María del Pino y Calvo-Sotelo	62,438,916	8.56 %	8.56 %
Lazard Asset Management LLC	37,013,798	5.00 %	4.73 %
Leopoldo Del Pino y Calvo-Sotelo	30,924,323	4.25 %	4.25 %
BlackRock Inc. *[3]	26,230,524	3.58 %	4.36 %

**[1] Mr. Rafael del Pino was also granted 146,321 Restricted Stock Units.*
**[2] This figure also includes swaps.*
**[3] This figure also includes contracts for difference.*

The Company is not directly or indirectly controlled. The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control.

4.5.2 Related-Party Transactions

Information on related party transactions is included in Note 6.8 to the Consolidated Financial Statements of Ferrovial and its group of companies.

5. CHANGE OF CONTROL ARRANGEMENTS AND SPECIAL RIGHT OF CONTROL.

5.1 SIGNIFICANT AGREEMENTS WITH CHANGE OF CONTROL CLAUSES

Significant agreements of the Company that incorporate change of control clauses include:

- In January 2025, Ferrovial issued bonds admitted to trading on Euronext Dublin, maturing in 2030. Section 6 (c) of the Terms and Conditions included in the issue prospectus, establishes as an event of total or partial early redemption, at the option of the bondholders, the occurrence of a change of control of Ferrovial, that also results in the loss or downgrading of Ferrovial's rating.
- In January 2025, Ferrovial entered into a new multi-currency sustainability-linked revolving credit facility agreement with certain financial institutions that replaced the existing revolving credit facility from April 2014 that was prepaid and cancelled. This stipulates early repayment in the event of a change in control at Ferrovial, authorizing each of these institutions to withdraw the financing given on an individual basis for 90 days thereafter.
- In March 2017 and May, June and November 2020, Ferrovial Emisiones, S.A. (a subsidiary of the Company) issued bonds admitted to trading on the AIAF fixed income market, guaranteed by Ferrovial and maturing in 2025, 2026, 2026 and 2028, respectively. Section 7(c) of the Terms and Conditions included in the issue prospectuses establishes as an event of total or partial early redemption, at the option of the bondholders, the occurrence of a change of control of Ferrovial that also results in the loss or downgrading of Ferrovial's rating.
- In September 2023, Ferrovial issued sustainability-linked bonds admitted to trading on Euronext Dublin, maturing in 2030. Section 6 (c) of the Terms and Conditions included in the issue prospectus, establishes as an event of total or partial early redemption, at the option of the bondholders, the occurrence of a change of control of Ferrovial SE, that also results in the loss or downgrading of Ferrovial's rating.
- In December 2016 and November 2017, Ferrovial and several of its subsidiaries entered into counter-guarantee contracts with several insurance companies for the issuance of bonding guarantees on behalf of Ferrovial Group companies. The contracts include the ability of insurers to request counter-guarantees in cash if there is a change of control at Ferrovial.
  - The Company and its Group are also party to less significant contracts, mainly of a financial nature, that require authorizations or set conditions for a change of control or corporate transactions such as a merger or spin-off. These include a change of control in Ferrovial among the grounds for early termination.
  - There are also contracts with suppliers of IT services that include a change of control in Ferrovial among the grounds for early termination.

5.2 EMPLOYMENT, SERVICE AND SEVERANCE AGREEMENTS

There are no agreements between the Company and its Directors or senior managers that provide for indemnities, guarantees or golden parachute clauses when they resign or are dismissed without just cause or if the contractual relationship comes to an end as a result of a takeover bid.

6. COMPLIANCE AND OTHER POLICIES OF FERROVIAL

The management report contains specific sections regarding sustainability and environment; human rights; health, safety and well-being; integrity; and tax management. Please see the relevant sections for detailed information on these matters.

6.1 CODE OF ETHICS AND BUSINESS CONDUCT AND SUPPLIERS' CODE OF ETHICS

The Code of Ethics and Business Conduct (the "Code") is the most important internal regulation of Ferrovial and it is the cornerstone of its compliance program, whose aim is to promote a culture of integrity and establish a common process for monitoring and controlling the Company's compliance risks under the principle of "zero tolerance" for the commission of irregularities or criminal acts. The Code is available on Ferrovial's website.

214_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

The Code is applicable to all Group companies and establishes the basic principles to which its Directors, managers and employees must adhere. Pursuant to the Code, the key principles of Ferrovial business conduct are: • Compliance with the Law: The activities of Ferrovial shall be conducted in strict compliance with applicable law and regulations in force at all times. • Respect for Human Rights: All actions carried out by Ferrovial and its employees shall comply strictly with the human rights included in the Universal Declaration of Human Rights. . • Integrity: The business and professional activities of Ferrovial and its employees shall be based on integrity, honesty, preventing corruption of any kind, and maintaining respect for the individual circumstances and needs of every person involved. The Compliance Program is directly supervised by the Board through the Audit and Control Committee. The Chief Compliance Officer reports periodically to the Audit and Control Committee and at least once a year to the Board on the effectiveness of the Compliance Program. The latter includes a review of the controls established for compliance with the Code of Ethics and Business Conduct and other compliance regulations. The Chief Compliance Officer also reports at each meeting of the Audit and Control Committee on the performance of the Ethics Channel, which is the mechanism established by the Company to facilitate the reporting of any possible irregularity, non-compliance or behavior contrary to ethics, legality and Ferrovial internal rules by Ferrovial employees or third parties. Please see the Ethical and Responsible Management section of the management report for further information on the Ethics Channel. Ferrovial also adopted a Suppliers’ Code of Ethics, which establishes the basic principles that govern the actions of suppliers in their commercial relationship with Ferrovial. Ferrovial expects zero tolerance from its suppliers toward any act that may be considered corruption or bribery of any kind and requires strict compliance with the anti-corruption legislation applicable at all times in the countries in which we operate. Ferrovial promotes these principles to be shared by its suppliers, to take them on and, in turn, transfer them to their own suppliers and subcontractors in their commercial relationships with Ferrovial. 6.2 ANTICORRUPTION POLICY Ferrovial has an Anti-Corruption Policy, available on Ferrovial’s website. The Anti-Corruption Policy governs the behavior of all Directors, officers and employees of Ferrovial and its Group of companies, as well as their business partners, in the conduct of business, bearing in mind that Ferrovial has implemented a policy of “zero tolerance” of any practice that may be deemed as corruption or the giving or receipt of bribes. The Anti-Corruption Policy will govern the interactions between Ferrovial or any companies that comprise the Group and any person, including but not limited to public officials. In addition to the voluntary commitments to integrity and business ethics, the Anti-Corruption Policy mandates strict compliance with applicable anticorruption laws worldwide, including any laws prohibiting the giving or receiving of bribes and corrupt practices, including but not limited to the Dutch Criminal Code, the Spanish Criminal Code, the U.S. Foreign Corrupt Practices Act, the U.K. 2015 Bribery Act, the United Nations Convention against Corruption and the OECD Anti-Bribery Convention. 6.3 INSIDER TRADING COMPLIANCE POLICY AND PROCEDURES AND DISCLOSURE COMMITTEE Ferrovial has an Insider Trading Compliance Policy and Procedures, also available on Ferrovial’s website. The policy sets forth the guidelines and prohibitions for Directors and managers (and persons closely associated to them), and employees regarding the legal and regulatory duties and sanctions applicable to insider trading and unlawful disclosure of inside information/material nonpublic information. In addition, the Policy regulates other matters, such as the blackout periods, insiders list, trading preclearance, prohibited transactions, and notification obligations that must be fulfilled by Board members or other Persons Discharging Managerial Responsibilities when dealing in securities of Ferrovial. 6.4 REGULATION FAIR DISCLOSURE POLICY Ferrovial also has a Fair Disclosure Policy, which is published on Ferrovial's website. Regulation fair disclosure prohibits the selective disclosure of material nonpublic information to certain enumerated persons and is intended to eliminate situations where a company may disclose material nonpublic information to securities analysts or selected institutional investors, before disclosing this information to the general public. The policy contain a set of guidelines to avoid selective disclosure of material nonpublic information and concerning the disclosure of insider information. These include who is authorized to communicate on behalf of Ferrovial to securities markets participants, how the Company manages quarterly earnings release conference calls and updates, the Company’s policy regarding rumors, inadvertent disclosures, delay on the disclosure of inside information and list of insiders. 6.5 DISCLOSURE COMMITTEE Ferrovial has a Disclosure Committee with its own charter which addresses the powers, responsibilities and organization of the Disclosure Committee. The Disclosure Committee aims to facilitate the Company's objective that public disclosures made by the Company to its security holders, the investment community and other stakeholders should (i) be accurate, complete and timely; (ii) fairly present the Company’s financial condition and results of operations in all material respects; and (iii) meet any applicable laws and stock exchange requirements. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_215

7. FINANCIAL REPORTING AND AUDIT 7.1 INTRODUCTION On May 9, 2024, Ferrovial was listed on the Nasdaq Stock Exchange. Being listed on an American Stock Exchange requires the organization to adhere to several regulatory requirements, among them, the Sarbanes-Oxley Act (“SOx” or the “Act”). This law, enacted on July 30, 2002, mandates public companies to define, implement, and monitor internal controls to ensure financial information is free from material errors and fraud, thus protecting investors and those relying on public financial information. Ferrovial, as a previously listed company in Spain, has had an Internal Control over Financial Reporting (hereinafter “ICFR”) system in place since 2010, when the Spanish Stock Exchange regulator (CNMV) recommended listed companies to follow the COSO framework (Committee of Sponsoring Organizations of the Treadway Commission), which includes a series of best practices and operating principles related with aspects of the System of Internal Control over Financial Reporting. As part of the work done for the listing of our ordinary shares on Nasdaq, we started a process to determine whether our existing ICFR system was compliant with Section 404 of the Sarbanes-Oxley Act. The first step of that process was a gap analysis between the existing ICFR model and SOx requirements, undertaken with the support of our advisor, in May 2023. Through this exercise, three material weaknesses were identified as defined under the Exchange Act and by the U.S. Public Company Accounting Oversight Board, or PCAOB, in our internal control over financial reporting, as controls in our previous ICFR system were not designed at the level required by SOx. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related specifically to: (i) lack of evidence of management review controls pertaining to control attributes, the precision level applied and documentation of matters resolved, and over the completeness and accuracy of reports used in the controls, (ii) lack of designed, implemented and operating effectiveness testing internal controls over information technology general controls impacting systems and applications used in significant processes, and (iii) lack of control design to ensure appropriate segregation of duties as maintained in recording transactions. After the initial gap assessment, the Company started in June 2023, together with our advisor, a project, “the SOx implementation project”, in order to implement the changes needed in the existing ICFR model to ensure compliance with SOx requirements; also, specific work has been conducted to remediate the material weaknesses identified last year. 7.2 MAIN CHARACTERISTICS OF THE INTERNAL CONTROL SYSTEM OVER FINANCIAL REPORTING Ferrovial’s ICFR system is based on the model outlined by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”), known as the Internal Control Framework for Reporting Standards (ICFR). This framework delineates the internal control system as a set of rules, procedures and tools designed to reasonably ensure that financial information (i) fairly depicts, in all material respects, the financial condition, cash- flows and results of the Company’s operations and (ii) it is free from material errors. The reliability, accuracy, completeness and timeliness of information significantly contribute to meeting this objective. The periodic evaluation of the internal control system is essential to ensure it remains effective. The subsequent paragraphs delve into the specifics of the ICFRS framework currently in place. 7.3 RESPONSIBILITIES • The Board of Directors is responsible for supervising internal control over the financial reporting system and “Monitoring, at least quarterly, the development of the financial statements of the Company, and approving the information which must be provided periodically to the markets or supervisory authorities, ensuring that the information is prepared observing the same principles as for the annual accounts.” • The ACC Charter, indicates the following: “The main purpose of the Audit and Control Committee (the “Committee”) of the Board of Directors (the “Board”) of Ferrovial SE (the “Company”) is to oversee the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company, and to assist the Board in its decision-making process in relation to the supervision of the integrity and quality of the Company’s financial and sustainability reporting and the effectiveness of the Company’s internal risk management and control systems... • The practical design, implementation, and maintenance of the ICFRs are responsibilities assigned to the members of the Management Committee, who rely on the Corporate Finance Department to globally lead and oversee all phases of the process, as outlined in the “ICFR Framework Procedure in SOx for the Operation of the Internal Control over Financial Reporting System.” This framework is available to all employees on the Company’s intranet. Notably, this responsibility extends beyond the Finance Department, encompassing the entire organization, including Human Resources, Legal Advisory, Information Systems, and all the business divisions, since the financial information is compiled from the activity, information, judgments and estimates made by all of them. • The Internal Control Department, within the Finance Function, is responsible for monitoring all phases of the process and reporting to the ACC on the progress of its implementation and operation. Its main tasks are: 1. Definition of Scope: Determining the legal entities, processes and IT applications for which internal controls are essential to ensure reliability of the consolidated financial statements. 2. Process and Control Updates: Annually inspecting process and IT documentation together with the owners, to ensure it reflects the actual situation, updating all the required information and facilitating the design of controls. 3. Monitoring the evidence uploaded in our Internal Control tool (ARCHER) to ensure control owners are complying with the frequency defined in their controls. 4. Monitoring the progress of remediation actions identified either by the business, Internal Audit, external audit or ourselves, to ensure they are finalized at year-end or mitigation actions are in place. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 216_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

5. Assessment of the ineffectiveness identified by the Internal Audit Directorate to determine the overall impact on the Group’s Consolidated Financial Statements. 6. Related to the previous point, providing an annual certification to the Audit and Control Committee of the assessment of the status of the ICFR and coordinating the preparation of certifications in the organization. 7. Providing SOx training to the organization. • The Internal Audit Directorate also plays a very significant role in the ICFR process, as it will be responsible for testing the design and effectiveness of the key controls implemented for all business processes, IT applications and general entity level controls, and also for assessing the governance of the SOx model. This testing process is essential to the early identification of any potential control gaps and to define corrective actions before year-end, and support management in their overall ICFR assessment under Section 404 a. Other tasks undertaken by the Internal Audit Directorate in connection with ICFR include: 1. Devise, execute and coordinate the timing and extent of the testing plan with external auditors. 2. Communicate results to control owners/reviewers and the Internal Control Department. 3. Maintain a register (Summary of Control Deficiencies or SOCD) of all deficiencies found and monitor their status in coordination with Financial Compliance, who will oversee the design and completion of the corresponding remediation plans. 4. Assessment of the ineffectiveness identified to determine the overall impact on the Group’s Consolidated Financial Statements. 5. Provide an annual certification to the Audit and Control Committee of the assessment of the status of the ICFR. 6. Report regularly to the ACC and to the Management Committee. • The IT Department contributes to the definition of the business applications and IT tools in scope together with Internal Control. It also plays a very active role in the identification of risks, in the definition and implementation of consistent and homogeneous controls, and in the implementation of the remediations of control gaps that may be identified during each year. 7.4 FERROVIAL FRAMEWORK COMPONENTS As indicated in Section 7.1, Ferrovial’s ICFR process is aligned with the COSO III Enterprise Risk Management Framework, which provides a structured approach to manage internal controls systematically throughout the year, ensuring reliability in financial reporting and compliance with accounting regulations. The process comprises the following 5 steps, which are described in following sections: 7.4.1 Control Environment The control environment refers to the policies, rules, processes and structures that form the basis on which the Group's internal control system is deployed. The Board of Directors and the ACC establish guidelines regarding the importance of internal control and the expected standards of conduct. All these are considered Entity Level Controls. 7.4.2 Risk Assessment and Scope Definition Identifying risks of material misstatement due to fraud and error in financial reporting is one of the most important stages within the ICFR process. It is a dynamic and iterative process based on which the scope of components (processes, applications and legal entities) and identification of key controls are done. Each year, the Internal Control Department, together with the IT Department, will assess the business processes in scope for that year. It will identify the processes that are material both from a quantitative point of view, considering the prior year’s Financial Statements’ lines associated with each process, and also attending to qualitative factors (nature of account/ disclosure, exposure to contingent liabilities, transaction volume, complexity and homogeneity, existence of related party transactions, segregation of duties, issues, etc.). This qualitative assessment helps us to determine which financial statement assertions are relevant for each Financial Statement’s business line: • Existence (assets & liabilities) and occurrence (transactions – P&L) • Completeness • Valuation or Allocation (transactions – P&L) • Presentation and Disclosure • Rights and Obligations As stated, on a yearly basis and in line with the business processes identified within the scope, two types of systems and applications will have to be considered: a. Those systems and applications that are involved in key business process controls, specifically, those which produce reports for key business process controls (IPES) or provide application controls in processes (ITACS). b. Also, IT service applications (IT tools) used in day-to-day IT activities (access, changes, etc.) must be considered when defining the scope. To complete the scope definition, management must understand the IT layers (Application, Operating System and databases) within the entity’s IT system and then identify the relevant risks arising from IT. Once the scope has been established, adequacy of coverage is checked. The scope is shared with the Internal Audit Directorate, which also reviews it. Any major changes to the business environment such as new acquisitions, divestments, major macro-economic changes (inflation), regulatory changes which may include major modifications to IFRS, and major IT changes/transformations will need to be assessed to determine the corresponding changes in the SOx scope. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_217

The annual scope will be reviewed with figures from the Group Interim Financial Statements. 7.4.3 Control Activities. Documentation of business processes and it controls As part of the SOx implementation project, a detailed analysis of the main risks in each business process and application was conducted and documented in (i) flowcharts supplemented by a brief narrative, and (ii) Risk and controls matrices (RCM) which identify the specific risks for each business process /IT application and the controls defined to mitigate said risks. Types of controls Within the control activities, there are three main groups of controls: • Entity Level Controls, as mentioned above, at the top of the organization, the ACC and senior management of Ferrovial created a set Entity Level Controls, which are activities that reside on top of the organizational structure and therefore have an extensive impact on a company. These include policies, procedures and the organizational structure. • Businesses Process Controls: We allocated all the Balance Sheet and Income Statement Financial Statements’ lines into the following 10 business processes: Closing, Consolidation, and Reporting; Treasury; Derivatives; Borrowings; Human Resources; Fixed Assets / Intangible Assets; Taxes; Revenue and Accounts Receivable; Purchases and Accounts Payable; and Legal. • Information Technology General Controls (ITGCs) provide assurance that systems and applications are developed, maintained and operated to provide the functionality required to process transactions, ensuring that the information is complete, and available to those with approved access. They also assure the proper operation of the applications and the protection of both data and programs from unauthorized changes. The the main blocks covered within IT General Controls are: – Access Management (access to applications and infrastructure) – Change Management (changes to applications and infrastructure) – Program Development Management – Computer Operations (e.g., back-ups, etc.) Ferrovial defined an IT control framework that comprises all potential risks coming from IT with the corresponding controls. Through an individual assessment of the risks posed by each system/application, the corresponding controls are defined for each application. Special control attributes: MRC and IPE • MRC - Management Review Controls – Some controls are considered “MRCs”. MRCs are reviews performed by the Company’s senior management about the reasonableness of financial information to reach or evaluate a conclusion impacting an entity’s financial reporting. – An MRC is a review control that (i) requires significant judgement and expertise about the organization or industry knowledge; (ii) requires a meeting between members of management to reach a conclusion; and/or (iii) relates to the value of an entry/adjustment based on an estimate not provided from an objective transaction. – These controls always require: (i) Including a threshold for review; (ii) clarity required on exactly “What did the reviewer do?” and “What was the follow-up / resolution?” and (iii) sufficient documentation to evidence the conclusion of the control. – Standard templates have to be filled in for controls with MRC. • IPEs – An IPE is either a document prepared by a control owner with relevant information for the control performance or an IT application report that supports the control execution. IPE is any relevant information that is used by the entity or created by the entity. – The main goal in relation to this information used in the control execution is to ensure its completeness and accuracy, as otherwise the conclusion of the control could be incorrect. – We have defined standard templates that have to be filled in for controls with IPEs for process and applications. Control execution Control owners will be responsible for executing the controls defined in the Risk Control Matrices with the established frequency (monthly, annually, etc.) and for producing the appropriate evidence of control performance each time. The evidence has to be uploaded to our ICFR tool (ARCHER). Also, control reviewers are responsible for reviewing the evidence prepared to support control execution and to provide supporting evidence of the review they have performed (email with conclusions, follow-up questions, meetings on the calendar, documents versions, etc.). The key task of control owners and reviewers is to ensure that every control meets the control objective and that the corresponding risk is actually addressed or mitigated. 7.4.4 Information and communication Information is necessary for the entity to perform its internal control responsibilities. Management obtains or generates and uses relevant and quality information from both internal and external sources to support the functioning of other components of internal control. To reinforce internal communication in the SOx compliance environment, the Internal Control Department promotes ongoing training in ICFR for employees. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 218_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

The Financial Department is responsible for defining, establishing, keeping updated and formally communicating through the established channels to all people involved in the preparation of Ferrovial's financial information, the policies, criteria, and accounting statements necessary to ensure that the capture of procedures and preparation of financial reporting is carried out with homogeneous formats for individual and consolidated financial statements, notes, and disclosures. The Financial Department is responsible for formally defining and establishing the financial information and ICFR external channels, considering the type of information to be publicly disclosed, the origin, those responsible for its preparation and distribution, destination, and frequency. On the other hand, Ferrovial established a Disclosure Committee, which oversees the preparation and review of annual financial statements. The Disclosure Committee assesses the materiality of the information to be disclosed and oversee the controls and procedures designed to ensure that information disclosed in the Financial Statements is accurate and recorded in a timely manner. 7.4.5 Monitoring. The Internal Control system needs to be monitored to ensure it functions properly over time. At Ferrovial, monitoring activities are conducted at several levels: • The Internal Audit Directorate will annually test the design of all the controls implemented for all business processes, applications and entity level controls and their operating effectiveness based on representative samples. The scope of the Internal Audit Directorate’s work includes all companies in the Ferrovial Group and goes beyond internal control testing, including audits of: – financial statements – business plans, budgets and financial models – compliance with applicable internal and external regulations – integrity and functional sufficiency of information systems, and – the adequacy of organizational responsibilities. The Internal Audit Department provides regular updates to both the Management Committee and the ACC. • The Internal Control Department also monitors that control evidence is regularly uploaded to the tool. It also reviews testing results and the progress of remediations for control failures. Once remedial actions for control failures are resolved, this will be communicated to Internal Audit, which will again test the corresponding control to ensure it works properly. • Finally, Management and IT also develop various monitoring activities by, for example, monitoring SOC reports provided by service providers. Management monitors service organizations and subservice organizations by establishing consistent and ongoing communications and by reviewing the organizations’ SOC reports. These stages are supported by ARCHER, facilitating comprehensive management of the process and enabling the clear assignment of responsibilities for executing and documenting controls. 7.5 PROCESS OF PREPARING THE ANNUAL ACCOUNTS The preparation of the Annual Accounts starts with the creation of the annual closing calendar by the Finance Department, which includes the main tasks to be performed to prepare the Group’s Consolidated Annual Accounts. It is a bottom-up process where controls are defined for key activities: all the key risks within the closing activities carried out at business level (contracts, concessions, etc.) and at corporate level, such as the full consolidation process, the breakdown of the notes to the financial statements and the preparation of the cash flow statement, have their own controls. At a transactional system level, Ferrovial implemented SAP in most of the Group companies as the corporate ERP. The companies outside this “corporate” SAP have their own transactional systems. The mechanism for capturing and preparing the information that supports Ferrovial’ s consolidated financial statements is mainly based on a consolidation tool known as SAP BPC. The companies and subgroups not included in the corporate SAP application upload their end-of-period financial information into this application. A large part of the information supporting the breakdowns and notes to the financial statements is included in the consolidation tool, with the remainder being captured using standard-format spreadsheets, called Reporting Packages, which are prepared for half-yearly and annual closes. To support the CEO and CFO in relation to the public certifications they have to sign in relation to financial statements, the following INTERNAL CERTIFICATIONS will be prepared: • Internal Audit reports the results for the annual work regarding the design and operation of the internal control framework, providing and overall assessment of the internal control status. • The Finance Department, based on the work of Internal Audit, also assesses the severity of the deficiencies identified and determines if there are material weaknesses and/or significant deficiencies that need to be reported to the Audit Committee, and, based on the above, proposes the assessment to be made by the CEO and CFO in relation to the ICFR. • The IT Department also provides a certification of the status of the applications within the SOx scope. • Finally, there is a bottom-up internal certification process, by which business areas’ CEOs and CFOs and also the Corporate Finance Department sign a certification. These certifications include an explicit mention of their responsibility for maintaining a system of internal control that enables the financial information to be free from material error or fraud. The financial statements are submitted to the Board for their formulation. In addition, prior to publication and approval by the Board, the Corporate Finance Department submits to the abovementioned Disclosure Committee, and afterwards to the ACC, the annual financial statements, highlighting the main judgements and estimates made in the most complex areas or those with the most significant accounting impact. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_219

The external auditor periodically participates in the ACC, presenting its scope or work (annual audit, limited review, etc.), planning, identification of key risks, conclusions of interim work and final conclusions of the audit. It also submits any internal control weaknesses found during its audit work to the ACC, on a yearly basis. These weaknesses are incorporated into the ICFR action plan; the Corporate Finance Department is responsible for designing an action plan to correct such shortcomings and for reporting progress to the ACC for supervising its completion. 7.6 APPOINTMENT OF THE GROUP EXTERNAL AUDITOR In accordance with Dutch law, Ferrovial’s external auditor is appointed by the General Meeting, based on a nomination for appointment by the Board. The ACC advises the Board on the nomination of the external auditor. The ACC annually provides a report to the Board on the results of the statutory audit, which includes in which manner the statutory audit has contributed to the integrity of financial reporting and the role the ACC has had in this process. The ACC also receives an independence statement annually from the statutory auditor. Ernst & Young, S.L., Ferrovial’s former external auditor, was initially appointed by the General Meeting as the external auditor of Ferrovial, S.A. (the former parent company of the Ferrovial Group) on April 17, 2020 for a three-year term, starting on December 31, 2020. Following the merger where the Company acquired all assets and liabilities of Ferrovial, S.A. under universal title, EY Accountants B.V. (at that time Ernst & Young Accountants LLP) serves as the auditor for Ferrovial. On July 31, 2024, Ferrovial announced that the Board, following a recommendation by the Audit and Control Committee, had decided to propose to the General Meeting, at the appropriate time, the appointment of PricewaterhouseCoopers (PwC) as external auditor of Ferrovial and its consolidated group as of financial year 2025 as of and subject to approval of the appointment of PwC during the 2025 annual General Meeting, expected to be held on April 24, 2025. 7.7 CURRENT STATUS OF THE MATERIAL WEAKNESSES IDENTIFIED IN 2023 During 2024, we completed the definition of our overall SOX model and the framework applicable for the generation and retention of control operation evidence, started to generate evidence of all controls applicable under our new framework on a recurrent basis and started a recurring testing program by our Internal Audit function to conclude whether the controls have been designed properly to address the risks, and if the controls have been implemented as they were designed. Also, as part of the overall SOX compliance programe, we have completed the design and implementation of the following remedial efforts and have thus concluded that, except for the insufficient monitoring controls in relation to the activity of privileged users of IT applications, the previously Material Weaknesses identified in the Registration Statement have, as of December 31, 2024, been remediated. These have been the main remedial efforts: • In relation to management review controls and reports used in the controls: • For management review controls we have identified a complete population of management review controls that operate throughout our business processes for which we focused our remediation efforts. Additionally, we have included in our internal SOX procedures a detailed framework related to preparation and retention of documentation of the control performance, required control attributes, the precision level applied, and the investigation and resolution of review matters. Finally, we have tested the design and implementation of those management review controls that directly address a risk of material misstatement in our consolidated financial statements. • For reports used in the controls, as in the case of management review controls, we have identified the complete population of reports used in the controls (what we call Information Prepared by the Entity, or IPEs); we have defined a framework of the documentation requirements for those reports to prove accuracy and completeness; we have implemented that framework in the complete population; and finally we have tested the design and implementation of those IPEs that directly address a risk of material misstatements in our consolidated financial statements. • In relation to information technology general controls, or ITGCs, we have identified the key applications used in the business processes that are used for the preparation of consolidated financial statements; we have identified for those applications the controls impacting risks related to access management, change management, computers operations, and programs development; we have established a framework regarding the documentation requirements of the controls, implemented the framework; and finally we have tested the design and implementation of those ITGCs that relate to a risk of material misstatements in our financial statements. In respect of the insufficient monitoring controls of the activity of privileged users of IT applications, we have now completed a process to activate and monitor logs in core financial applications to allow proper monitoring of the activity of privileged users. Recurring testing by our Internal Audit function is designed to ensure that controls over the monitoring of these users is adequately performed, evidenced and documented. • In relation to segregation of duties, we have defined, formalized and approved an internal framework identifying the main risks related to segregation of duties, functions related to those risks and applications related to those functions. After that analysis, we have identified the segregation of duties conflicts identified in the relevant IT applications and have adjusted the roles of users, authorization of transactions and accesses to minimize the number of conflicts and have identified compensating controls where conflicts could not be resolved. Also, we have incorporated the segregation of duties conflicts identified in the mentioned analysis to the provision of access to new users. Finally, we have designed and implemented for core financial applications periodic monitoring controls to ensure that the Segregation of Duties position is reviewed on a recurrent basis. Finally, we have reviewed the results of the testing performed by our Internal Audit function, focusing on design and implementation of controls in key business processes and in IT applications addressing risks of material misstatement, to assess whether any deficiency or a combination of deficiencies could be qualified as material weaknesses. Following this assessment, we have concluded that the material weaknesses identified in the 20-F Registration 2023, have been remediated as of December 31, 2024, except for the mentioned insufficient monitoring controls in relation to the activity of privileged users of IT applications. Also, in connection with this assessment, other deficiencies have been identified and prompt corrective actions to remediate them have been initiated. STATEMENTS BY THE BOARD The Board, based on the internal control procedures carried out during 2024 described in Section 7.3 and on the going concern assessment included in Note 1.2.1 “Going concern assessment” of the Consolidated Financial Statements, hereby states that: FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 220_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

• the management report of Ferrovial provides sufficient insights into any deficiencies in the effectiveness of the internal risk management and control systems with regard to the risks as referred to in best practice provision 1.2.1 of the Dutch Corporate Code; • the aforementioned systems provide reasonable assurance that the Company’s financial reporting does not contain any material inaccuracies; • based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and • the aforementioned report states the material risks, as referred to in best practice provision 1.2.1 of the Dutch Governance Code and the uncertainties, to the extent that they are relevant to the expectation of the Company’s continuity for the period of twelve months after the preparation of the report. 8. COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS The Dutch Governance Code (https://www.mccg.nl/english) applies to all Dutch companies with shares listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, and therefore also applies to Ferrovial. The Company acknowledges the importance of good governance, both as set out in the Dutch Governance Code as well in the Spanish and U.S. context and international market practice. Ferrovial complies with the majority of the best practice provisions of the Dutch Governance Code, except for those listed below: Best practice provision 2.2.2 - Including the period that he served on the board of Ferrovial S.A., Non-Executive Directors Ms. María del Pino and Mr. José Fernando Sánchez-Junco have been on the Board for more than twelve years. Both have a deep knowledge of Ferrovial and its Group, having contributed to its important development and internationalization and to its consolidation as a global operator in the infrastructure sector. Likewise, the resumes of Ms. María del Pino and Mr. José Fernando Sánchez-Junco also show their extensive training with a solid knowledge of business, ESG and commercial strategy. Best practice provision 2.3.7 – The Dutch Governance Code recommends that a vice-chairperson is appointed that deputizes for the chairman of the Board. Ferrovial implemented an executive chairman governance model. This means that one of Ferrovial’s Non-Executive Directors, with the title Lead Director, serves as “chairperson” as contemplated under the Dutch Governance Code, and that one of Ferrovial’s Executive Directors holds the title of Chairman. Ferrovial’s Vice-Chairman deputizes for Ferrovial’s Chairman, and not for Ferrovial’s Lead Director. A number of duties contemplated under the Dutch Governance Code for the “chairperson” are exercised by Ferrovial’s Chairman (where applicable, together with Ferrovial’s Lead Director) and, accordingly, having the Vice-Chairman deputize for the Chairman (and not the Lead Director) is consistent with Ferrovial’s choice for an executive chairman governance model. Best practice provision 2.4.2 – The Board Rules provide for a limitation to the number of boards outside Ferrovial in which Directors may sit (five listed companies other than the Company and its subsidiaries, counting as one any positions in the same group of companies). The Company considers that this limitation sufficiently ensures an adequate level of involvement of Ferrovial’s Directors. Furthermore, and with the same purpose, each year the Nomination and Remuneration Committee oversees the positions outside Ferrovial in which Non-Executive Directors sit. Best practice provision 2.6.2 – The Policy of the Ethics Channel states that reports involving the actual or suspected misconduct of a Board member shall be managed under the direct oversight of the Chairman of the Audit and Control Committee. The Company believes this to be the most appropriate, considering Ferrovial’s overall governance, given that the Audit and Control Committee, which is composed solely of independent Non- Executive Directors, among its duties, is responsible for the establishment of procedures for the receipt, retention and treatment of complaints, concerns and questions of employees and third parties. In addition, the Chief Compliance Officer, who is responsible for the whistleblowing system, reports to the Chairman of the Audit and Control Committee, who is therefore familiar with the complaint investigation procedures. Best practice provision 3.1.2 vi) – Ferrovial’s Remuneration Policy states that once the shares corresponding to the remuneration systems have been attributed, the Executive Directors may not transfer their ownership or exercise them until after a period of at least three years. An exception is made if an Executive Director maintains, at the time of the transfer or exercise, a net economic exposure to the variation in the share price for a market value equivalent to an amount of at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments. The objective of the holding period of the shares delivered by the Company is to align its interests and those of its shareholders. Ferrovial understands that these interests are aligned when an amount equivalent to at least twice the fixed remuneration is reached, as it represents a relevant exposure to the value of the Company. Best practice provision 3.2.3 – Pursuant to the Remuneration Policy, the contract with the CEO states that he will be entitled to receive gross compensation equal to the greater of the following two amounts, in some cases upon termination of his contract: (i) the amount resulting from adding the annual amount of the fixed remuneration and the annual variable target remuneration corresponding to the year in which the contract is terminated; or (ii) the amounts accumulated on the date on which the contract is terminated in the extraordinary deferred remuneration plan referred to in the Long-Term Savings System with the limit of two annual payments of total annual remuneration. This arrangement was agreed to when the ultimate parent company of the Ferrovial Group was still Ferrovial S.A. and is in line with Spanish good governance recommendations. Best practice provision 3.3.3 – Non-Executive Directors are not remunerated in shares. As such, Ferrovial has not adopted any formal shareholding guidelines for Non-Executive Directors. Best practice provision 5.1.2 – Pursuant to the Board Rules, the Chairman of Ferrovial has ultimate responsibility for the effective operation of the Board, having the ordinary power to call the Board, set the agenda for the meetings and to lead the discussions and deliberations. As explained with respect to best practice provision 2.3.7, Ferrovial has an executive chairman governance model and the allocation of these duties is consistent with this model. 9. CORPORATE GOVERNANCE STATEMENT The Dutch Governance Code prescribes Dutch companies to issue a statement outlining their approach to corporate governance and compliance with the Dutch Governance Code, referenced in article 2a of the Decree Management Report. Details required for inclusion in this corporate governance statement, described in Section 3 of the Decree Management Report, are incorporated and reiterated herein by reference. This information is located in the following sections of the Annual Report: • Section 8 includes details pertaining to compliance with the Dutch Governance Code, as required by article 3 of the Decree Management Report. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_221

• Section 7 contains information pertaining to Ferrovial’s risk management and control framework concerning the financial reporting process, as required by article 3a sub a of the Decree Management Report. • For details on the functioning of the General Meeting and the authority and rights of its shareholders, as mandated by article 3a sub b of the Decree Management Report, please refer to Section 4.1. • Section 2 covers details about the composition and functioning of the Board and its Committees, adjusted for a one-tier governance structure to comply with article 3a sub c of the Decree Management Report. • Ferrovial’s Diversity and Inclusion Policy, a requirement per article 3a sub d of the Decree Management Report, is documented in Section 2.8.1. • Details concerning the number of men and women on the Board, management positions below the Board, corresponding goals, and plans to achieve these goals, mandated by article 3d of the Decree Management Report, can be found in Sections 2.3, 2.8.1 and 3. • Sections 4.2 through 4.4 and Section 5 include information regarding the inclusion of data required by the Dutch Decree on public takeover bids (Besluit openbare biedingen), implementing European Directive 2004/25/EC, as stipulated by Article 3b of the Decree Management Report. RESPONSIBILITY STATEMENT As required by Section 5:25c (2) of the Dutch Financial Supervision Act (Wet op het financieel toezicht), the members of the Board of Directors of Ferrovial SE hereby state that, to the best of their knowledge: • the stand-alone financial statements of Ferrovial SE and the consolidated financial statements of Ferrovial SE for the financial year ended December 31, 2024 give a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrovial SE and the entities included in the consolidation taken as a whole; and • the management report of Ferrovial SE for the financial year ended December 31, 2024 gave a true and fair view of the state of affairs on the balance sheet date, the course of business during the financial year of Ferrovial SE and of the enterprises affiliated to it whose data are included in its financial statements, and that the management report describes the substantial risks with which Ferrovial SE is confronted. Amsterdam, February 27, 2025 BOARD OF DIRECTORS Mr. Rafael del Pino y Calvo-Sotelo, Executive Director (Chairman) Mr. Óscar Fanjul Martín, Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos Fernández, Executive Director (Chief Executive Officer) Ms. María del Pino y Calvo-Sotelo, Non-Executive Director Mr. José Fernando Sánchez-Junco Mans, Non-Executive Director Mr. Philip Bowman, Non-Executive Director Ms. Hanne Birgitte Breinbjerg Sørensen, Non-Executive Director Mr. Bruno Di Leo, Non-Executive Director Mr. Juan Hoyos Martínez de Irujo, Non-Executive Director (Lead Director) Mr. Gonzalo Urquijo Fernández de Araoz, Non-Executive Director Ms. Hildegard Wortmann, Non-Executive Director Ms. Alicia Reyes Revuelta, Non-Executive Director FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 222_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_223

REMUNERATION REPORT 1. Introduction by the Chairman of the Nomination and Remuneration Committee 225 2. Directors’ Remuneration Policy in 2025 226 3. Implementation of the Directors’ Remuneration Policy in 2024 234 4. Alignment of remuneration in the group with the long-term and sustainable performance of the company and the reduction of risks 240 5. Procedures and bodies of the Company involved in the Remuneration Policy. Main activities carried out by the Nomination and Remuneration Committee during 2024 financial year 241 6. Summary total remuneration tables 244

REMUNERATION REPORT Sustainable growth 1. INTRODUCTION BY THE CHAIRMAN OF THE NOMINATION AND REMUNERATION COMMITTEE Dear Shareholder, On behalf of Ferrovial’s Nomination and Remuneration Committee, it is a pleasure to present the 2024 Annual Report on the Directors’ Remuneration (ARDR), which includes information on the directors’ remuneration policy applicable to the current financial year, a summary of the application of the remuneration policy and individual details of the remuneration received by the Directors during the financial year ended. Remuneration decisions The annual variable remuneration related to the results of the 2024 fiscal year has been settled in the first quarter of 2025, whose payment level for the Chairman amounts to 148.59% of the target and for the Chief Executive Officer amounts to 144.62% of the target. This process is detailed in section 3 “Implementation of the Directors’ Remuneration Policy in 2024”. On the other hand, the settlement of the 2021 allocation corresponding to the 2021 Long-Term Incentive Plan was carried out in March 2024. The payment level amounted to 80% of the maximum incentive. Additionally, for the Long-Term Incentive Plan 2025 (the final grant of the current plan), it has been approved to adjust the Total Shareholder Return (TSR) to focus more on the US market. The current TSR metric will be split into two parts: 70% TSR, with a greater emphasis on the infrastructure sector peer group, and 30% TSR compared to the S&P 500 index. Moreover, the Board of Directors, at the proposal of the Nomination and Remuneration Committee, has decided to submit to the 2025 General Shareholders' Meeting a new Remuneration Policy which, incorporates modifications to the remuneration for Directors in their capacity as such, as such and for Executive Directors, explained in the corresponding chapter. The level of support obtained at the General Shareholders’ Meeting held on 11 April 2024, for the items on the agenda relating to remuneration was significantly high and in line with results obtained in 2023. People and diversity Ferrovial’s Board of Directors is made up of 12 members, of which 33.3% are women. Excluding Executive Directors, the percentage rises to 40%, meeting the European Directive (Directive (EU) 2022/2381) on gender balance among directors. Concluding remarks Finally, I would like to thank the contributions and support received for the preparation of this report. The Committee is committed to continue aligning the Remuneration Policy with the Company’s business strategy and long-term sustainability, as well as with the interests of our shareholders and other stakeholders. In addition, the members of the Committee are committed to continuing to improve the existing level of interaction with institutional investors and proxy advisors. According to the applicable legislation, this annual remuneration report will be submitted to an advisory vote at the 2025 Annual General Shareholders’ Meeting. Bruno Di Leo FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_225

2. DIRECTORS’ REMUNERATION POLICY IN 2025 2.1 . MAIN ASPECTS OF THE POLICY The current Remuneration Policy for the directors of Ferrovial (the “Directors”) is that approved, at the proposal of Ferrovial’s Board of Directors (the “Board of Directors”), by Ferrovial’s general shareholders’ meeting (the “General Shareholders’ Meeting” or the “General Meeting”) held on 13 April 2023 as per the cross-border merger between Ferrovial, S.A. and the Ferrovial SE. The Directors’ Remuneration Policy can be accessed at the following link: https://static.ferrovial.com/wp-content/uploads/2023/06/16131433/ directors-remuneration-policy-fse.pdf The Board of Directors, at the proposal of the Nomination and Remuneration Committee, has decided to submit to the 2025 General Shareholders' Meeting a new Remuneration Policy which, incorporates modifications to the remuneration for Directors in their capacity as such, leaving the current policy without effect and would apply from the date of its approval by the Shareholders' Meeting (the amendments will have retroactive effect as of January 1, 2025) and during the following four years (i.e., the Remuneration Policy will be resubmitted for adoption no later than the General Meeting of the Company to be held in 2029). The Board of Directors and, specifically, the Nomination and Remuneration Committee (the "Committee") have analyzed and propose the following changes to the Remuneration Policy: • The remuneration structure for Directors in their capacity as such may be simplified by merging fixed and complementary emoluments into a single fixed fee, paid quarterly. This aims to clarify the structure for Directors and stakeholders, aligning with best governance practices. • The total aggregate maximum annual remuneration for Directors in their capacity as such may increase from €1,900,000 to €2,280,000, an increase of 20%, applied uniformly across all remuneration components. Ferrovial believes this adjustment is crucial to be able to attract Directors with U.S. market expertise, as North America is Ferrovial’s main current and strategic market. However, the total annual remuneration per Director in their capacity as such is below the 10th percentile of S&P 500 companies and in the 33rd percentile compared to the 26 companies included in the Company’s Executive Directors' remuneration benchmark that are described in the section 2.2. of this report. Furthermore, the Nasdaq listing has substantially expanded the responsibilities of the Non-Executive Directors, including with respect to compliance with SEC and Nasdaq requirements such as compliance with the requirements following from Sarbanes Oxley. The responsibilities of Directors have also otherwise expanded, for example with respect to ESG reporting and cybersecurity. Despite these increased duties, Director remuneration has not been reviewed since 2022, after which a significant increase in inflation was experienced. • A maximum of 20% of the total annual remuneration for Directors in their capacity as such may be paid in shares, with the remainder in cash. Award of these shares is not linked to any performance metrics and will be awarded for long-term investment, subject to a holding period of the earlier of 3 years or the end of their term as Director. Such a remuneration structure aligns with US companies' practices, enhancing attractiveness for North American Directors and matching the majority of S&P 500 companies and Ferrovial’s US competitors, while maintaining alignment with European best practices. • Regarding the remuneration of Executive Directors, it is proposed to increase the Chairman’s fixed remuneration by 10%, from €1,500,000 to €1,650,000 and the Chief Executive Officer’s fixed remuneration by 10.3% from €1,450,000 to €1,600,000. The Remuneration Policy establishes a competitive remuneration package that promotes the long-term development of the Company, avoids the assumption of excessive or inappropriate risks and aligns the interests of Ferrovial’s professionals with those of the shareholders. In view of the above, the Remuneration Policy is based on the following principles: Creation of long-term value Creation of long-term value, aligning remuneration systems with the strategic plan, the interests of shareholders and other stakeholders and the long-term sustainability of the Company Attraction and retention Attraction and retention of the best professionals Competitiveness External competitiveness in settling remuneration, with market references through analysis of comparable sectors and companies Link to the share price and profitability Periodic participation in plans linked to the share price and to certain metrics of profitability Risk control Responsible achievement of targets in accordance with the risk management policy of the Company Balanced remuneration mix Maintenance of a reasonable balance between the different components of fixed and variable (annual and long-term) remuneration, reflecting an appropriate assumption of risks combined with attainment of the targets defined Transparency Transparency in the remuneration policy and remuneration report In addition, the economic environment, the Company’s results, the strategy of the Ferrovial Group (the “Group”), legal requirements and best market practices are taken into consideration when defining the Remuneration Policy. We adopt sound compensation practices We avoid the following remuneration practices Executive Directors Link the payment of remuneration to the results of the Company ("pay for performance") There are no compensation clauses for the extinction of the relationship with the Chairman FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 226_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT **REMUNERATION REPORT** RISK REPORT ANNEX

Payment of part of the remuneration in shares and/or share options of the Company (except in the case of the Chairman if the relevant Plan would be approved by the General Shareholders' Meeting establishes his payment in cash)	There are no contractual obligations in the event of a change of control
Comparative remuneration analysis	There are no commitments to pensions
Conservative benefits package, in line with the Group's management policy	No loans or advances are granted
Holding of shares worth twice their fixed remuneration	
No exercise of rights over shares until 3 years after the date of their allocation	
Their contracts include clauses for the recovery of their variable remuneration	
Publication of the comparison group	
Regular shareholder consultation process	
External consultancy	
Directors in their capacity as such	
In the Remuneration Policy proposal that the Board of Directors is expected to submit for approval to the General Shareholders' Meeting, it is anticipated that they participate in remuneration schemes that are not linked to the performance of the Company	

2.2. COMPARABLE COMPANIES USED TO DETERMINE THE REMUNERATION POLICY

The Nomination and Remuneration Committee periodically assesses market information in relation to remuneration levels, mix and practices.

Specifically, up to the date of preparation of this report, various analyses have been carried out on the remuneration of Executive Directors and Directors in their capacity as such, with the support of external advisors of recognized prestige in the field.

With regards to the Executive Directors, the market that is taken as a benchmarking by the Nomination and Remuneration Committee to establish the different components for the remuneration is established based on the following criteria:

- sufficient number of companies to obtain representative and statistically reliable and sound results;
- dimension data: turnover, market capitalization, assets, number of employees and geographic scope;
- area of responsibility: companies mainly listed in IBEX35, AEX25 and S&P500 and multinationals in the sector; and
- sectoral distribution: multi-sectoral sample with relevant weight of the construction, infrastructure and energy.
- consistency with the comparison group established to measure Relative Total Shareholder Return in the Long-Term Incentive Plan.

Therefore, Ahold Delhaize, AECOM, BIP (Brookfield Infrastructure Partners), Fluor, Quanta Services, NVR Inc. and Wolters Kluwer enter this year's group instead of Balfour Beatty, Getlink, Indra and SNC Lavalin.

As a result, the comparison group consists of the following 26 companies:

Acciona	**BIP (Brookfield Infrastructure Partners)**	**Naturgy**	**Transurban**
ACS	**Eiffage**	**NVR Inc.**	**Tutor Perini**
AECOM	**Fluor**	**Quanta Services**	**Vinci**
AdP	**Fraport**	**Repsol**	**Webuild**
Ahold Delhaize	**Granite**	**Sacyr**	**Wolters Kluwer**
Banco Santander	**Iberdrola**	**Skanska**	
BBVA	**Inditex**	**Telefónica**	

Ferrovial is between the median and 75th percentile of the comparison group of 26 companies in market capitalization.

The Committee considers market information in the decision-making process but does not apply a mechanical approach in determining remuneration levels.

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FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | **REMUNERATION REPORT** | RISK REPORT | ANNEX

2.3. REMUNERATION OF EXECUTIVE DIRECTORS

The total remuneration of Ferrovial's Executive Directors is made up of different remuneration elements, consisting mainly of the following: (i) a fixed remuneration, (ii) an annual variable remuneration and (iii) a long-term variable remuneration.

Chairman*	Fixed remuneration (FR)	Annual Variable Remuneration (AVR)	Long-term variable remuneration (long-term incentive plans)
Amounts	€1,650,000	***Target:*** 125% of the FR **Maximum:** 190% of the FR	**Maximum** (annualised): 150% of the FR
Targets	N/A	80% Quantitative: • Net Result (55%) • Cash Flow (45%) 20% Qualitative and ESG	2023-2025 Plan (2023 and 2024 grant): • 40% Activity cash flow • 50% Relative TSR • 10% ESG metrics (greenhouse gas reduction, diversity and occupational health and safety goals)
Design	N/A	100% in cash Malus and clawback clauses Discretion of the Board in exceptional circumstances	100% in shares 3 years of target measurement Malus and clawback clauses

Chief Executive Officer*	Fixed remuneration (FR)	Annual Variable Remuneration (AVR)	Long-term variable remuneration (long-term incentive plans)
Amounts	€1,600,000	***Target:*** 100% of the FR **Maximum:** 150% of the FR	**Maximum** (annualised): 150% of the FR
Targets	N/A	70% Quantitative: • Net Result (55%) • Cash Flow (45%) 30% Qualitative and ESG	2023-2025 Plan (2023 and 2024 grant): • 40% Activity cash flow • 50% Relative TSR • 10% ESG metrics (greenhouse gas reduction, diversity and occupational health and safety goals)
Design	N/A	100% in cash Malus and clawback clauses Discretion of the Board in exceptional circumstances	100% in shares 3 years of target measurement Malus and clawback clauses

** Executive Directors may allocate part of their annual gross fixed remuneration to obtain some of the products or services offered by the company within the flexible remuneration plan, such as life insurance, accident insurance, health insurance and company cars.*
In addition, the company has taken out life insurance policies to cover the risk of death and disability of the Executive Directors. In addition, the Chief Executive Officer participates in a deferred long term saving remuneration scheme that will only become effective when they leave the Company by mutual agreement with the Company upon reaching a certain age, and therefore there are no vested rights (see 2.3.1).

In order to establish the fixed compensation of the Chairman and Chief Executive Officer for the 2025 fiscal year, the Nomination and Remuneration Committee has considered the following:

- Their exceptional performance in achieving strategic goals and surpassing financial targets, which has created significant value for shareholders.
- Rise the competitiveness of their compensation package to ensure that it remains aligned with comparable companies analyzed.

With regard to the remuneration mix, Ferrovial's remuneration policy establishes an appropriate balance between fixed and variable components of remuneration. The weight of remuneration at risk for executive directors is at least 75% of total remuneration for a maximum scenario that envisages a maximum long-term incentive award and over-achievement of targets. The graphs detail the level of total remuneration, as well as the remuneration mix for a scenario of minimum and maximum compliance with targets:

- The maximum value assumes that the maximum annual variable remuneration (190% of the fixed remuneration for the Chairman and 150% of the fixed remuneration for the Chief Executive Officer) and the maximum annualized long-term variable remuneration (150% of the fixed remuneration) would accrue.
- The value of the maximum annualized long-term variable remuneration is defined based on the initial share price at the grant date. The potential variation of the share during the target measurement period is not taken into account.

228_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX


CHAIRMAN
Minimun
100%
1,650,000€
Maximun
23%
43%
34%
7,260,000€
Remuneration at risk 77%
Fixed Remuneration
Annual Variable Remuneration
Long-term incentive


CHIEF EXECUTIVE OFFICER
Minimun
100%
1,600,000€
Maximun
25%
37.5%
37.5%
6,400,000€
Remuneration at risk 75%
Fixed Remuneration
Annual Variable Remuneration
Long-term incentive

2.3.1. Details of the remuneration elements of Executive Directors

The elements that make up the remuneration of the Executive Directors are as follows:

Fixed remuneration	Operation
To reward upon the basis of level of responsibility and professional background	This is determined by taking into account the remit of the executive duties associated to the position and comparative remuneration information for listed companies similar to the Company. It is paid monthly.
	Amount
	• Chairman: €1,650,000 • Chief Executive Officer: €1,600,000

Remuneration in kind	Operation
To offer a competitive compensation package	In line with the policy for the Group's executives, the Company has taken out life insurance policies to cover the risk of death and disability, of which the Executive Directors are the beneficiaries. In addition, Executive Directors are eligible for other social benefits such as company car, medical insurance, life and accident insurance, liability insurance and other non-material benefits. Executive Directors may allocate part of their annual gross fixed remuneration to obtain some of the products or services offered by the company under the flexible remuneration plan.
	Maximum amount
	• Chairman: €50,000 • Chief Executive Officer: €50,000

Long-term savings schemes (applicable only to the Chief Executive Officer)

Ferrovial does not have obligations contracted or for pensions with any member of the Board of Directors.

In accordance with the provisions of Ferrovial's current Director's Remuneration Policy, the Chief Executive Officer may participate in a deferred remuneration scheme that will only become effective when the Director leaves the Company by mutual agreement with the Company upon reaching a certain age, and therefore there are no consolidated rights.

The Chief Executive Officer, Mr. Ignacio Madridejos, participates in this deferred remuneration scheme in accordance with the provisions of his mercantile contract signed with the Company.

To cover this extraordinary remuneration, the Company will make annual contributions to a collective savings insurance policy, of which the Company itself is the policyholder and beneficiary, quantified according to a certain percentage that has been set, for 2025, at 20% of the Total Annual Remuneration (fixed remuneration plus target annual variable remuneration of 100%) of the Chief Executive Officer.

The right to receive extraordinary remuneration by the Chief Executive Officer shall be incompatible with the collection of any compensation that the Director may be entitled to receive as a result of the termination of their relationship with the Company.

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Variable annual remuneration Operation To reward the creation of value through the attainment of targets envisaged in the strategic plans for the Group Executive Directors participate in the Group’s general annual variable remuneration system. This remuneration is paid in cash. In the event that Executive Directors of the Company should draw fees for attendance at meetings of the Boards and Committees of other companies of the Group, the sums drawn for this item shall be deducted from the variable annual remuneration of each Director. The scenario analyses of the possible financial outcomes on the variable remuneration considering different stress tests of the performance metrics have been carried out, in order to ensure the alignment between pay and performance. Amount Target Maximum Chairman 125% of fixed remuneration 190% of fixed remuneration Chief Executive Officer 100% of fixed remuneration 150% of fixed remuneration Targets Annual Variable Remuneration is linked to individual performance and to the achievement of specific, predetermined, quantifiable economic-financial, industrial and operating targets, aligned with the Company's interests, as set out in the Company's strategic plans (e.g., net income, cash flow, etc.). This is without prejudice to the possibility of analyzing other targets, particularly in the areas of corporate governance and corporate social responsibility, which may be of a quantitative or qualitative nature (e.g., stakeholder relations, employee health and safety, people development, innovation, etc.). Specifically, for the 2025 financial year, the targets established are as follows: Quantitative Targets Qualitative Targets and ESG Weight Metrics Weight Metrics • Operation of the Board and the Executive Committee. • Strategic Planning. • Environmental, Social and Corporate Governance (ESG) Factors: – Corporate governance. – Succession plan. – Institutional representation. 55% • Net Result Chairman 80% 20% 45% • Cash Flow • Strategic Plan. • Environmental, Social and Corporate Governance (ESG) Factors: – Health and safety. – Innovation, Sustainability and Corporate Social Responsibility. – Development of professional teams. – Suitability and monitoring of procedures associated to controlled risk (Internal audit/SOX). – Relations with stakeholders. 55% • Net Result CEO 70% 30% 45% • Cash Flow FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 230_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | **REMUNERATION REPORT** | RISK REPORT | ANNEX

Long-term variable remuneration

To reward the creation of sustainable value for the shareholder in the long term

Operation

Executive Directors participate in a long-term variable remuneration system based on share delivery plans, in which other executives and key professionals of the Group also participate.

The 2023-2025 Plan, was approved by the General Shareholders' Meeting held on 13 April 2023. The shares will be delivered, as the case may be, in the year in which the third anniversary of the allocation of the corresponding units is reached. In 2025, the first grant (2023-2025), the second grant (2024-2026) and the third grant (2025-2027) will be in force.

The units allocated may be converted into shares if (i) they remain in the Company for a maturity period of 3 years from the date of allocation of the units, except in exceptional circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial and ESG targets and/or value creation for the company are met, under the terms approved by the respective General Shareholders' Meetings.

The scenario analyses of the possible financial outcomes on the Long-Term Incentive Plans considering different stress tests of the performance metrics have been carried out, in order to ensure the alignment between pay and performance.

Amount

In accordance with the remuneration policy in force, the approximate maximum value of the units granted under the Long-Term Incentive Plans, at prices on the date of the granting, may reach up to 150% of the fixed remuneration of the Executive Directors.

Targets

Plan	Grant	%	Metrics	Scale of achievement: Degree of achievement		% payout
2023-2025 Plan	2023 Grant	40%	Activity Cash Flow	Maximum	€836 million	40%
					€671 million	20%
				Minimum	€571 million	0%
		50%	Relative TSR	Maximum	Position 1 to 3	50%
					Position 4 to 6	40%
					Position 7 to 9	30%
				Minimum	Position 10 to 18	0%
		10%	CO_2 Emissions	Maximum	≥26.9%	5%
				Minimum	≤21.5%	0%
			Diversity	Maximum	≥32.0%	2.5%
				Minimum	≤27.2 %	0%
			Health and Safety	Maximum	≥27.1%	2.5%
				Minimum	≤19.0 %	0%
	2024 Grant	40%	Activity Cash Flow	Maximum	€1,352 million	40%
					€1,102 million	20%
				Minimum	€927 million	0%
		50%	Relative TSR	Maximum	Position 1 to 3	50%
					Position 4 to 6	40%
					Position 7 to 9	30%
				Minimum	Position 10 to 18	0%
		10%	CO_2 Emissions	Maximum	≥172,021	5%
				Minimum	<151,737	0%
			Diversity	Maximum	≥32.0%	2.5%
					=27.2%	1.25%
				Minimum	<27.2 %	0%
			Health and Safety	Maximum	≥31.8%	2.5%
					=20.29%	1.25%
				Minimum	<20.29 %	0%

In this regard:

- Any remuneration granted will be in accordance with applicable laws and regulation.
- Activity cash flow: the sum of the Operating Cash Flow before Taxes and Net Investment Cash Flow, and the lease payments according to IFRS 16 excluding financial interests received, investment or divestment transactions not committed at the start date of the Plan, as well as operating cash flows related to such investments.
- CO_2 emissions: The decrease in CO_2 equivalent tonnes, taking the base year of 2009 as a reference. In order to compare the information from 2023 and 2024, the percentages of CO_2 emission reductions for the year 2024 are detailed below: on target 25.21%, at maximum 28.58%.
- Diversity: Ensure no gender represents less than a certain % of the Ferrovial's leadership team (FLT) compared to the total number of members of that group.
- Health and safety: Reduction in the frequency rate of serious and fatal accidents, which is calculated as the number of serious and fatal accidents multiplied by 1,000,000 and divided by the total number of hours worked applied to Ferrovial and its contractors taking 2022 as a reference.

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For all the above metrics, intermediate values shall be calculated by linear interpolation between the different thresholds. • Relative TSR: Total Shareholder Return (TSR) compared to the following groups of companies: – For the 2023-2025 Plan - First grant and second grant: ACS, CCR, Granite, BIP, AdP, Fraport, Sacyr, Getlink, Eiffage, Vinci, Tutor Perini, Skanska, Balfour Beatty, Transurban, SNC Lavalin, Webuild and AENA. – For the 2023-2025 Plan (third grant), it has been approved to adjust the Total Shareholder Return (TSR) to focus more on the US market. The current TSR metric will be split into two parts: 70% TSR, with a greater emphasis on the infrastructure sector peer group, and 30% TSR compared to the S&P 500 index. Understood as the evolution of the “Total Shareholder Return” index (hereinafter “TSR”) of the Company, for the three financial years closed subsequently to the corresponding Unit Allocation Date, must be above a certain position on the TSR ranking among a group of comparison entities, for the same measurement period (hereinafter, the “Measurement Period”). TSR shall mean the index measuring the value generated for the shareholder according to the following formula: TSR = (Quotation at closing of Measurement Period - Quotation at beginning of Measurement period + Dividends or related items) / Quotation at beginning of Measurement Period. For determining the quotation at the beginning and end of the Measurement Period, the arithmetic average of the closing price of the 15 prior and subsequent trading days to the last working trading day of the corresponding year (excluding the trading session of the last working day) shall be used. 2.3.2. Shareholding Policy Once the shares or stock options or rights over shares corresponding to the remuneration systems have been assigned, the Executive Directors may not transfer their ownership or exercise them until a period of at least 3 years has elapsed. An exception is made in the case where the Director maintains, at the time of the transfer or exercise, a net financial exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments. The foregoing shall not apply to shares that the Director needs to dispose of, where appropriate, in order to meet the costs related to their acquisition or, subject to the favorable opinion of the Nomination and Remuneration Committee, in order to deal with extraordinary situations that so require (See section 8 "Compliance with Corporate Governance Requirements" in the Corporate Governance Report). 2.3.3. Malus and Clawback Clauses With regard to the formulas or clauses for the reduction of remuneration (malus), or for the recovery of the variable components of remuneration (clawback), it is important to note: • The contractual agreements of the Executive Directors include a clause that allows the Company to require these Directors to return up to one hundred per cent of the net variable monetary remuneration in cash or in shares paid to the Executive Directors in a given year when, during the 3 years following the date of payment, it is revealed and accredited (in accordance with the provisions of the clause) that the payment was made, totally or partially, based on inaccurate data, if said inaccuracy has caused a significant negative effect on the Company’s profit and loss accounts for any of the financial years of the said 3-year period. The Board of Directors shall determine whether this circumstance has arisen and the sum, which is to be returned, upon the basis, where applicable, of prior reports by the advisory Committees or other reports deemed appropriate. The Company may offset the amount to be claimed against any other variable remuneration that the Executive Directors are entitled to receive. The foregoing rules are without prejudice to any other liabilities, if any, that may arise for the Executive Directors from the aforementioned circumstances. • The Nomination and Remuneration Committee has the power to propose to the Board of Directors the cancellation of the payment of variable remuneration in the type of circumstances indicated in the previous section. • The Nomination and Remuneration Committee will assess whether exceptional circumstances of this type may even lead to the termination of the relationship with the relevant manager(s) and will propose to the Board of Directors the adoption of any appropriate measures. • In any event, pursuant to Dutch law, the remuneration of Executive Directors may be reduced or Executive Directors may be obliged to repay (part of) their variable remuneration to the Company if certain circumstances apply. In accordance with Dutch law, if according to the principles of reasonableness and fairness, payment of a bonus would be unacceptable, the Board has the power to modify the level of the bonus to an appropriate level. For these purposes, a bonus means a non-fixed part of the remuneration, the award of which is wholly or partly dependent on the achievement of certain goals or the occurrence of certain circumstances. In addition, the Company will have the authority under Dutch law (section 2:135 (8) of the Dutch Civil Code) to recover from an Executive Director any variable remuneration awarded on the basis of incorrect financial or other data. • Notwithstanding anything to the contrary above, the variable components of remuneration paid or awarded to the Executive Directors shall be subject to any “clawback policy” or similar policy or agreement adopted by the Company providing for the reimbursement of variable or incentive compensation to the extent required by applicable laws, rules and regulations, including the rules and regulations of the Securities and Exchange Commission and any U.S. stock exchange on which the shares of the Company are listed, whether or not such policy is in place at the time of grant or payment of the award. 2.3.4. Terms and Conditions of Contracts, including Severance Payments and Non-Compete Covenants The most relevant conditions of the Chairman’s contract are described below: • Duration: Indefinite • Cases of termination and compensation: termination of their contract for any reason whatsoever shall not entitle them to any compensation. • Exclusivity: they are obliged to provide services exclusively to the Company and may not enter into contracts with other companies competing with Ferrovial, either on their own or through intermediaries, whether family members or not, which imply effective competition with Ferrovial’s activities. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 232_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

• Non-competition: the contract contains a post-contractual non-competition obligation for a period of 2 years remunerated with 2 annuities of their fixed remuneration. • Recovery clause: as indicated in section 2.3.3 above. The most relevant conditions of the Chief Executive Officer’s contract are described below: • Duration: Indefinite. • Prior notice: in the event of termination for causes attributable to the Company, the latter must notify the Chief Executive Officer of the termination three months prior to the date of termination. Should this period not be complied with, the Company must disburse a sum equivalent to the remuneration corresponding to the period of advance notice remaining. • Cases of termination and compensation: The Contract shall be terminated by the sole will of the Company expressed by means of a resolution of the Board of Directors. It shall also be immediately and automatically terminated in the event of (i) dismissal or non-renewal of the Chief Executive Officer as a director by the General Shareholders’ Meeting; or (ii) revoking in whole or in part, as the case may be, of the powers delegated to them by the Board of Directors or of the powers granted to them by the Company. In the event of termination, they shall be entitled to gross compensation equal to the greater of the following two amounts: (i) the amount resulting from adding the annual amount of the fixed remuneration and the annual variable target remuneration corresponding to the year in which the contract is terminated; or (ii) the amounts accumulated on the date on which the contract is terminated in the extraordinary deferred remuneration plan referred to in the Long-Term Savings System with the limit of 2 annual payments of the total annual remuneration (See section 8 "Compliance with Corporate Governance Requirements" in the Corporate Governance Report). • Exclusivity: The Director is obliged to provide services exclusively to the Company and may not sign contracts with other companies competing with Ferrovial, either alone or through intermediaries, family members or otherwise, that imply effective competition with Ferrovial’s activities. • Non-competition: 50% of the amount that could be received in the event of termination will be subject to compliance with the 2-year post- contractual non-competition agreement. • Recovery clause: as indicated in section 2.3.3 above. 2.4. REMUNERATION OF DIRECTORS IN THEIR CAPACITY AS DIRECTORS In accordance with the approval of the Directors’ remuneration policy, the total maximum amount is established as approved by the General Shareholders’ Meeting. Therefore, for 2025 as remuneration for membership of the Company’s Board of Directors amounts it has been proposed an increase from €1,900,000 to €2,280,000, a 20%. Additionally, the following amounts are proposed in the new Remuneration Policy pending approval by the General Shareholders' Meeting: Item Remuneration Fixed emolument Chairman €152,400 First Vice-Chairman €138,600 Second Vice-Chairman €111,000 Other members of the Board €97,200 Attendance fees* (€ per meeting) Board €7,200 Executive Committee €2,640 Audit and Control Committee €2,640 Nomination and Remuneration Committee €1,980 * The amount of the attendance fees corresponding to the Chairperson of these bodies is doubled the amounts indicated, in line with the principle of rewarding according to the level of responsibility and dedication required by the position. The fixed emolument is a statutory remuneration of the Board of Directors, a certain amount of which is paid in quarterly settlements, and the rest at the end of the year. Additionally, it has been proposed within the new Remuneration Policy that Directors may receive a maximum of 20% of their total annual remuneration in their capacity as such in shares. Award of these shares is not linked to any performance metrics and awarded for long-term investment, subject to a holding period of the earlier of 3 years or the end of their term as Director. The amounts mentioned above may be amended each year by the Board of Directors within the framework of Article 8.5.3 of the Articles of Association, the Directors’ remuneration policy in force at any given time and within the maximum annual amount approved by the General Shareholders’ Meeting. If the maximum amount of annual remuneration for all Directors is exceeded, the fixed emolument shall first be reduced proportionally to each Director according to his or her condition. If the maximum amount of annual remuneration for all Directors is not reached, the Board shall decide in accordance with the powers granted to it. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_233

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT **REMUNERATION REPORT** RISK REPORT ANNEX

3. IMPLEMENTATION OF THE DIRECTORS' REMUNERATION POLICY IN 2024

3.1. EVOLUTION AND IMPACT OF THE RESULTS OF THE VOTES OBTAINED AT THE GENERAL SHAREHOLDERS' MEETING

The following table shows the result of the advisory vote of the AGM to the annual report on directors' remuneration related to the 2023 financial year.

	Number	% On the Total Share Capital
Votes cast	527,431,790	72.25 %
	Number	% On Cast
Votes against	17,662,217	3.35 %
Votes in favor	509,642,934	96.65 %
Abstentions	126,639	

The following graph shows the evolution of the advisory vote of the General Shareholders' Meeting on the annual report on remuneration over the last 3 financial years:


EVOLUTION OF RESULTS RECEIVED AT THE GENERAL SHAREHOLDER´S MEETING
2024
96.7%
3.4%
2023
95.5%
4.3%
0.3%
2022
95.3%
4.3%
0.5%
Votes in favor
Votes against
Abstentions

The level of support obtained at the General Shareholders' Meeting held on 11 April 2024, for the items on the agenda relating to remuneration was in line with the 2023 and 2022 results and significantly higher than in the previous years. This was mainly due to the improvements introduced in the Directors' Remuneration Policy, approved by the 2022 Annual General Shareholders' Meeting with 95.81% votes in favor which remained stable for the Remuneration Policy approved in 2023 as per the merger, as well as the improvements included in ARDR since 2021.

As usual, and during the second quarter of 2024, the Nomination and Remuneration Committee reviewed in depth the comments, recommendations and suggestions received from institutional investors and proxy advisors to make further progress in corporate governance.

Section 5 describes all the measures carried out during the 2024 financial year.

3.2. IMPLEMENTATION OF THE DIRECTORS' REMUNERATION POLICY IN 2024

The Board of Directors and the Nomination and Remuneration Committee have strictly applied the Remuneration Policy following the principles established therein.

The remuneration accrued in the 2024 financial year has followed the terms of the Remuneration Policy approved by the General Shareholders' Meeting held on 13 April 2023. It is noted that there has been no deviation from the procedure for the application of the remuneration policy, the limits in force have not been exceeded and no temporary exception has been applied to it.

234_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

3.3. REMUNERATION OF EXECUTIVE DIRECTORS ACCRUED IN 2024 During the financial year 2024 the Board of Directors had 2 Executive Directors: Mr. Rafael del Pino y Calvo-Sotelo, Chairman, and Mr. Ignacio Madridejos Fernández, Chief Executive Officer. Their contracts were not amended during the year. Section 2.3. details the remuneration elements that make up their remuneration. The remuneration mix for Executive Directors establishes an appropriate balance between fixed and variable components of remuneration (excluding board fees and perquisites). The following charts show the weight of each of the remuneration components accrued in 2024 for the Chairman and the Chief Executive Officer: Below is a description of each of the components of executive directors' remuneration: 3.3.1. Fixed Remuneration The amount of fixed remuneration in their capacity as Executive Directors for the 2024 financial year amounted in aggregate to €2,950 thousand, broken down as follows: • €1,500 thousand for the Chairman, which has remained unchanged since 2020 (except for the reduction of 20% that was applied to the fixed remuneration between 7 April and 31 July 2020, as a result of the COVID-19 global pandemic). • €1,450 thousand for the Chief Executive Officer. Information on their fixed and supplementary allowance, as for the rest of the Directors in their capacity as such, can be found in section 3.5. 3.3.2. Variable Remuneration The variable remuneration of the Executive Directors is linked to various corporate metrics of results and profitability. In accordance with the current remuneration policy, the short and long-term variable remuneration systems incorporate measures that take into account possible variations in the Company's results: • Both the annual variable remuneration and long-term variable remuneration include defined scales of achievement that take into account the economic-financial and operational targets of the Company's strategic plan, and the creation of value for the shareholder. Thus, changes in the Company's performance, in the short and long term, will have a direct impact on the amount of variable remuneration. • In the case of variable annual remuneration, extraordinary results that could introduce distortions are eliminated. • The variable annual and long-term remuneration only accrues after the date of preparation of the corresponding annual accounts. • All variable remuneration is subject to a recovery clause that allows the Company to claim from Executive Directors the reimbursement of the variable components of remuneration when these have been paid on the basis of data the inaccuracy of which is subsequently proven. • An obligation to hold shares is established, in the case of long-term variable remuneration. • The Committee has carried out the evaluation process to determine the degree of attainment of the objectives. In this process, the Committee has been able to avail of the support of the Finance Department, responsible for management control of the Group, which facilitates the financial results of the Group duly audited and verified by the Audit and Control Committee. It has also been verified by the external auditor. a) Annual Variable Remuneration The Executive Directors receive an annual variable remuneration to reward the creation of value through the achievement of the targets taken into account in the Group's strategic plans. In 2024 the level of payout is as follows: • For the Chairman, €2,786 thousand, which is 148.59% of the target (97.75% of the maximum possible and 185.73% of the 2024 fixed remuneration). • In the case of the Chief Executive Officer, €2,097 thousand, which is 144.62% of the target (96.41% of the maximum possible and 144.62% of the 2024 fixed remuneration). FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_235 CHAIRMAN COMPOSITION OF ACCRUED COMPENSATION IN 2024 24 45 31 CHIEF EXECUTIVE OFFICER COMPOSITION OF ACCRUED COMPENSATION IN 2024 26 38 35 Annual Variable Long-Term Incentive Fixed

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | **REMUNERATION REPORT** | RISK REPORT | ANNEX

The following tables show the breakdown of the short-term variable remuneration:

Chairman	Weight	Metrics	Degree of Achievement of Targets				
			Minimum	Target	Maximum	Actual	Final Incentive Level
Quantitative Targets 80%	55%	Net result	68. 33 %	100%	131. 67 %	146. 34 %	€1,361.25 thousand
	45%	Cash flow	- 85.97 %	100%	511. 28 %	736. 27%	€1,113.75 thousand
Qualitative Targets and ESG (Environmental, social and corporate governance factors) **20%**		Operation of the Board and the Executive Committee	0%		100%	100%	€311.25 thousand
			• BoD and Exe. Committee performance based on external assessment. • BoD focus transition to the US. • Align BoD composition to NDL and US listing.				
		Strategic Planning	0%		100%	85%	
			• Strategic review. • Growth and new Businesses. • Execute the divestment plan.				
		ESG Measure: Corporate Governance	0%		100%	70%	
			• Maintain DJSI (top 3 in our industry) and CDP (A level). • Absolute emissions (tCO_2eq): 1.2% reduction vs 2023. Health &Safety: SIF rate reduction. • Continue improvement path to zero fatal injuries.				
		ESG Measure: Succession Plan	0%		100%	100%	
			• Development plans to ensure a solid succession plan.				
		ESG Measure: Institutional Representation	0%		100%	60%	
			• Develop the relationship with all key stakeholders considering the expansion into new capital and business markets. • Investor Relations with a special focus on the US.				
							€2,786.25 thousand

236_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT **REMUNERATION REPORT** RISK REPORT ANNEX

Chief Executive Officer	Weight	Metrics	Degree of Achievement of Targets				
			Minimum	Target	Maximum	Actual	Final Incentive Level
Quantitative Targets 70%	55%	Net result	68. 33%	100%	131. 67 %	146. 34 %	€957 .00 thousand
	45%	Cash flow	- 85.97 %	100%	511. 28 %	736. 27%	€783.00 thousand
Qualitative Targets and ESG (Environmental, social and corporate governance factors) **30%**		Strategic Plan	0%		100%	83.33%	€357.14 thousand
			• Strategic review. • Growth and new businesses. • Execute divestment plan.				
		ESG Measure: Health and Safety	0%		100%	33.33%	
			• SIF rate reduction. • Continue improvement path to zero fatal injuries.				
		ESG Measure: Boost Innovation, Sustainability and Corporate Social Responsibility	0%		100%	100%	
			• Implement relevant AI and data. • Maintain DJSI (top 3 in our industry) and CDP (A level). • Absolute emissions (tCO_2e): 1.2% reduction vs 2023.				
		ESG Measure: Development of professional teams	0%		100%	85%	
			• Talent management. • Engagement. • Implementation of the US centric strategy. • Diversity.				
		ESG Measure: Suitability and monitoring of procedures associated to controlled risks	0%		100%	50%	
			• Implementation of internal audit recommendations. • SO_x implementation.				
		ESG Measure: Relations with stakeholders	0%		100%	66.67%	
			• Create new partnerships in all businesses. • Investors relations with a special focus on developing investors in the US.				
							€2,097.14 thousand

Notes: Certain metrics are not disclosed due to strategic or commercial sensitivity.

The data verification process related to the financial assessment of the targets for Executive Directors has been completed in accordance with the resolutions and the internal validation procedure.

Net Income data for Achievement purposes EUR 442 mn (146.34% of achievement compared to the adjusted budget) correspond to those published in the Integrated Report in section 6 of the Consolidated Financial Statements, Statement B of the Consolidated Income Statement EUR 3,239 mn, excluding the extraordinary impacts of EUR 2,799 mn detailed in the table of Section 2 Profit/(loss) for the year, according to the like-for-like definition included in the Appendix of Alternative Performance Measures, as well as the expenses derived from development of the new business division Ferrovial Digital Infrastructure (EUR 2 mn).

The cash flow figure of EUR 589 mn (736.27% of achievement compared to the budget) corresponds to the cash flow from ex-project activity of EUR 2,022 mn, published in the Cash Flow Section 5.3 of the Consolidated Financial Statements, eliminating: tax payment detailed in that Statement (EUR 187 mn); payments related to the operation and investment of the new business division Ferrovial Digital Infrastructure (EUR 93 mn), the equity contribution carried out in the assets JFK (EUR 469 mn), Anillo Vial (EUR 13 mn), Azalia (EUR 16 mn) and Leon (EUR 64 mn), together with the HAH disposal (EUR 2,004 mn) and the necessary adjustments needed for the homogenization of the current approach under SEC requirements with respect to the target (ex financial interest collection of EUR 157 mn and restricted cash movements EUR 13 mn; including IFRS 16 related payments EUR 100 mn), all of them considered in the target definition.

b) Long-term Variable Remuneration

Executive Directors receive variable remuneration in the long term to reward the creation of sustainable shareholder value over the long term.

In accordance with the current remuneration policy, and as detailed in section 2.3, the approximate maximum value of the units granted under the Long-Term Incentive Plans, at grant date prices, may reach up to 150% of the fixed remuneration of the Executive Directors.

In 2024 the delivery of the shares corresponding to the grant of the 2021 Plan, whose target measurement period comprised the period 2021-2023, has taken place. The incentive level for the Chairman and the Chief Executive Officer amounted to €1,946 thousand, corresponding to the relevant 54,000 shares valued as of 12 March 2024 for each of the executive directors. This number of shares delivered is equivalent to 80% of those initially granted.

The third grant of the 2020-2022 Plan expired in 2024, with a target measurement period of 2022-2024. The number of shares to be delivered in 2025 will be equivalent to 90% of the units granted in 2022:

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_237

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT **REMUNERATION REPORT** RISK REPORT ANNEX

		Degree of achievement of the targets			% Payout
2022 Grant	Weight	Minimum	Maximum	Actual	
Activity Cash flow	50 %	≤€849 M	≥€1,635 M	€2,011 M	50 %
Relative TSR*	50 %	Position 10 to 18	Position 1 to 3	Position 6	40 %
				% aggregate payment	90 %

** Comparison group: ACS, CCR, Granite, Atlantia, AdP, Fraport, Sacyr, Getlink, Eiffage, Vinci, Strabag, Skanska, Balfour Beatty, Transurban, SNC Lavalin, Kier and AENA. Following Atlantia delisting on October 10th, 2022 (the day when the public takeover bid started) it is decided that it will be substituted by a mix of the three new peers included in the 2023-2025 Plan (Webuild, Tutor Perini y BIP) since that date.*

The following long-term incentive plans were in force at the end of 2024:

- The third grant of the 2020-2022 Plan, whose target measurement period covers the period 2022-2024.
- The first grant of the 2023-2025 Plan, whose target measurement period covers the period 2023-2025.
- The second grant of the 2023-2025 Plan, whose target measurement period covers the period 2024-2026.

The following table shows the movements of the share-based remuneration systems and gross profit from consolidated shares.

	Long-Term Incentive Plan		At the beginning of 2024 financial year	Granted during the 2024 financial year	Consolidated during the 2024 financial year				Instruments expired and not exercised	At the end of the 2024 financial year
	Plan	Grant	No. of Equivalent shares	No. of Equivalent shares	No. of Equivalent shares	No. of consolidated equivalent shares	Consolidated share price (€)	Gross profit from consolidated shares (€ thousand)	No. of instruments (units)	No. of Equivalent shares
Chairman	2020-2022	2021	67,500	--	54,000	54,000	36.045	1,946	13,500	--
		2022	56,400	--	--	--	--	--	--	56,400
	2023-2025	2023	50,680	--	--	--	--	--	--	50,680
		2024	--	39,241	--	--	--	--	--	39,241
Chief Executive Officer	2020-2022	2021	67,500	--	54,000	54,000	36.045	1,946	13,500	--
		2022	56,400	--	--	--	--	--	--	56,400
	2023-2025	2023	69,925	--	--	--	--	--	--	69,925
		2024	--	61,441	--	--	--	--	--	61,441

***Note:** The number of shares annually granted to the Chairman, represents 0.03% of his stake in the capital of the company and, therefore, represents an amount that is not relevant with respect to it. Additionally, there is no dilution at the time of the settlement of the Long-Term Incentive Plans since there is no capital increase in any case. Therefore, it does not affect minority shareholders.*

In the case of the Chairman, the average allocation of units (at grant prices) over fixed remuneration in the 2020-2024 period has been of 93%, below the limit established in the Directors' Remuneration Policy of 150%.

3.3.3. Other Items of Remuneration of Executive Directors in 2024

Payment in kind

The Company has subscribed life assurance policies to cover the risk of death or incapacity of the Executive Directors. For 2024, the amount of the life insurance premium has risen to:

- €11 thousand for the Chairman.
- €7 thousand for the Chief Executive Officer.

During 2024, the current Chief Executive Officer, Mr. Ignacio Madridejos, has been allocated the amount of €36 thousand as other remuneration in kind corresponding to a company car, tax advice, flights and health insurance. In the case of the Chairman, €3 thousand as tax advice.

Long-Term Savings Schemes and Other Remunerations

Deferred remuneration plan for the CEO:

Mr. Ignacio Madridejos participates in a deferred remuneration scheme. This is extraordinary deferred remuneration, which will only be made effective once the relationship with the Company terminates by mutual agreement, upon attainment of a certain age, with no other consolidated rights existing (see 2.3.1).

238_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | **REMUNERATION REPORT** | RISK REPORT | ANNEX

The contributions made for this in 2024 amounted to €582 thousand, with the total accumulated at the closing date of this report amounting to €2,657 thousand for Mr. Ignacio Madridejos.

In addition, at the date of issue of this Report, no additional remuneration has accrued to the Directors as consideration for services rendered other than those inherent to their position.

3.3.4. Terms and Conditions of Contracts, Including Severance Payments and Non-Compete Covenants

The terms and conditions of the Directors' contracts applicable in 2024 are the same as those set out in section 2.3.4. above.

3.4. EVOLUTION OF REMUNERATION OF EXECUTIVES

The following tables show the evolution over the last five years of the remuneration of the Executive Directors.

Total remuneration accrued (in € thousand)

Chairman	2024	2023	2022	2021	2020
Fixed remuneration	1,500	1,500	1,500	1,500	1,405[1]
Variable remuneration	2,786	2,809	2,609	2,275	1,620
Plans linked to shares	1,946	795	883	490	1,602
Others[2]	14	13	10	9	8
Total	6,246	5,117	5,002	4,274	4,635

[1] As a result of COVID-19, the Board of Directors agreed to a reduction of the Chairman's fixed remuneration of 20% from 7 April to 31 July 2020.
[2] Life insurance premiums and other remuneration in kind.

Chief Executive Officer	2024	2023	2022	2021	2020
Fixed remuneration	1,450	1,313[3]	1,150	1,100	937[1]
Variable remuneration	2,097	1,926	1,538	1,283	810
Plans linked to shares	1,946	795	183	0	0
Other	43[2]	18[2]	13[2]	12[2]	12[2]
Total	5,536	4,052	2,884	2,395	1,759

[1] As a result of COVID-19, the Board of Directors agreed to a reduction of the Chairman's fixed remuneration of 20% from 7 April to 31 July 2020.
[2] Life insurance premiums and other remuneration in kind.
[3] €1,150 thousand until 15 June and €1,450 thousand from 16 June onwards.

3.5. REMUNERATION OF THE DIRECTORS IN THEIR CAPACITY AS SUCH

The total remuneration of the Directors in their capacity as such is of a fixed or attendance-based nature and is linked to their level of responsibility and dedication, guaranteeing their independence and long-term commitment.

The maximum total remuneration for 2024 for membership of the Board of Directors of the Company established in both Remuneration Policies in force during 2024 stands at €1,900 thousand.

- Fixed emolument: in 2024 amounted to a total of €420 thousand.
- Complementary fixed emolument (including also the remaining amount of €183 thousand): in 2024 amounted to a total of €815 thousand.
- Attendance fees: The Directors receive a fixed sum for attending Board of Directors meetings and for their delegated or advisory Committees. In total, the amount of attendance fees paid in 2024 reached €665 thousand.

In accordance with the resolution of the Board of Directors of 27 February 2024, since the total remuneration of the Directors for that year did not reach the maximum annual amount established in the current Directors' Remuneration Policy, the difference (amounting to €183 thousand for the entire Board of Directors) was distributed as fixed remuneration to the Directors, taking into account their length of service on the Board in 2024.

Therefore, the total amount paid in 2024 to the Directors for belonging to the Board, in their capacity as such, was €1,900 thousand.

The following table shows the Directors to whom remuneration applies, in their capacity as such, in the 2024 financial year.

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**_239

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX

Director (€ thousand)	Type of Director	Accrual period financial year	Board Fees	Board Attendance Fees	Other Benefits	Total
Mr. Rafael Del Pino y Calvo-Sotelo	Chairman - Executive Director	From 1/1/2024 to 31/12/2024	35	103	107	245
Mr. Óscar Fanjul Martín	Vice-Chairman - Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	76	96	206
Mr. Ignacio Madridejos Fernández	Chief Executive Officer - Executive Director	From 1/1/2024 to 31/12/2024	35	51	61	148
Ms. María Del Pino y Calvo-Sotelo	Non-Executive Director	From 1/1/2024 to 31/12/2024	35	51	61	148
Mr. José Fernando Sánchez-Junco Mans	Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	58	61	154
Mr. Philip Bowman	Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	49	61	145
Ms. Hanne Birgitte Breinbjerg Sørensen	Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	35	61	131
Mr. Bruno Di Leo	Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	49	61	145
Mr. Juan Hoyos Martinez De Irujo	Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	51	61	148
Mr. Gonzalo Urquijo Fernández De Araoz	Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	56	61	152
Ms. Hildegard Wortmann	Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	36	61	132
Ms. Alicia Reyes Revuelta	Non-Executive Independent Director	From 1/1/2024 to 31/12/2024	35	49	61	145
TOTAL			420	665	815	1,900

Ratio of compensation of the top executive and the average employee

In 2024, the Chairman's total accrued remuneration amounted to €6,491 thousand (€6,246 thousand as Executive Director plus €245 thousand as board fees), the average total accrued remuneration amounted to €49 thousand, and the ratio of these amounts is 132.

Ferrovial has 25,501 employees and is present in 6 main markets (Spain, United States, Canada, United Kingdom, Poland and Latin America) where there are specific remuneration conditions. We determine the total accrued remuneration considering all remuneration elements (fixed compensation, board fees, annual variable remuneration, share-linked plans and remuneration in kind).

4. ALIGNMENT OF REMUNERATION IN THE GROUP WITH THE LONG-TERM AND SUSTAINABLE PERFORMANCE OF THE COMPANY AND THE REDUCTION OF RISKS

The Remuneration Policy is designed taking into account the Company's strategy and the long-term results of the Company:

- The total remuneration of the Executive Directors is composed of different remuneration elements consisting mainly of:
  - Fixed elements to reward based on the level of responsibility of the position, the professional trajectory and market practice, national and international, of comparable companies.
  - Annual variable remuneration to reward the creation of value through the achievement of the financial and non-financial targets.
  - Long-term incentives aimed at rewarding the creation of sustainable shareholder value over the long term.
- Long-Term Incentive Plans form part of a multi-annual framework to guarantee that the evaluation process is based on the long-term results. This remuneration is granted and paid mainly in the form of shares upon the base of the creation of value, in such a way that the interests of managers are aligned with those of the shareholders.
- Variable compensation (short and long term) is linked to social, environmental and governance objectives (ESG). For example, and, among others, to employee health and safety ratios, environmental sustainability, diversity, talent management and stakeholder relations.

In addition, Ferrovial has the following tools to ensure that the Remuneration Policy is not exposed to excessive risk and potential conflicts of interest:

- The Nomination and Remuneration Committee consists of four members, one of whom is also a member of the Audit and Control Committee. The cross presence in these 2 Committees favors the taking into account of the risks associated with remuneration in the deliberations of the Committees and in their proposals to the Board.
- The accrual of variable remuneration only occurs after the date of preparation of the corresponding annual accounts.
- In the case of annual variable remuneration, when determining the level of compliance with quantitative targets, extraordinary results that could introduce distortions are eliminated.
- Under circumstances where the objectives linked to variable remuneration are not met, the Executive Directors will only draw the fixed remuneration.

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- There are no guaranteed variable remunerations.
- For Executive Directors, the long-term element has a weighting of approximately 34/38% of total remuneration in a maximum performance scenario.
- To reinforce executive directors' commitment to the long-term interests of the Company, the Remuneration Policy includes retention requirements and/or permanent holding of financial instruments.
- As explained in section 2.3.3. above, all variable remuneration is subject to a no-claims and clawback clause.
- Ferrovial has implemented a comprehensive risk management system called Ferrovial Risk Management ("FRM") which includes risks related to potential conflicts of interest. The operation of the FRM is described in detail in the Annual Corporate Governance Report.

In addition, article 10 of the board regulations, regarding risk management, is taken into account.

The remuneration systems for the Executive Directors described above implicitly include measures of control over excessive risk in their design. On the one hand, the qualitative targets (of the CEO) implicitly include a performance evaluation of the assumption of risks and compliance with the policies established for these purposes. The design of the Long-Term Incentive Plans with cycles of three (3) years each, produces an interrelation of the results of each year, therefore acting as a catalyst for alignment with the long-term interests of the Company and prudent decision making.

5. PROCEDURES AND BODIES OF THE COMPANY INVOLVED IN THE REMUNERATION POLICY. MAIN ACTIVITIES CARRIED OUT BY THE NOMINATION AND REMUNERATION COMMITTEE DURING THE 2024 FINANCIAL YEAR

5.1. PROCEDURES AND BODIES OF THE COMPANY INVOLVED IN THE REMUNERATION POLICY

At least every four years, the Company will submit the Remuneration Policy to a vote by the General Meeting, upon a proposal of the Board following the recommendation of the Nomination and Remuneration Committee. It is the Company's policy to seek input from relevant stakeholders, including proxy advisors, in case significant changes to remuneration arrangements are proposed.

The bodies involved in the approval of the Remuneration Policy are the Board of Directors, the Nominations and Remunerations Committee and the General Shareholders' Meeting, the latter being the competent body for its approval, in accordance with article 8.5.2 of the Articles of Association, the Board Rules and current legislation.

The Board, with the proposal from the Nominations and Remunerations Committee, considers the following premises in order to establish the remuneration policy:

- The applicable legal regulations.
- That established by Articles of Association and the Board Rules (Article 36).
- The following internal criteria as regards Executive Directors:
  - Breakdown of the remuneration as fixed and variable targets.
  - Association with the variable part to the achievement of corporate targets.
  - Alignment with Ferrovial's interests through:
    - Periodic participation in plans linked to the share price and to certain metrics of profitability.
    - Recognition, in certain cases, of a deferred remuneration concept.
    - No commitments to pensions.
- The targets established in the Group's strategic plan, which allow, among other things, to establish the metrics to which the annual and long-term variable remuneration is linked.
- Market data. See, in this respect, section 2.2.

Likewise, the Nominations and Remunerations Committee, following the good governance practices and recommendations, uses reports prepared by independent external advisors. In 2024, WTW and Georgeson provided services in relation to various remuneration matters, including benchmarking against national and international comparators, and KPMG assisted as external advisor in the Board's annual self-assessment process.

5.2. COMPOSITION AND FUNCTIONS OF THE NOMINATION AND REMUNERATION COMMITTEE

The Nomination and Remuneration Committee is composed of four members:

Name	Position	Type of Director
Mr. Bruno Di Leo	Chairman	Non-Executive Independent Director
Mr. José Fernando Sánchez-Junco Mans	Member	Non-Executive Independent Director
Ms. Hanne Sørensen	Member	Non-Executive Independent Director
Mr. Gonzalo Urquijo	Member	Non-Executive Independent Director

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FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | **REMUNERATION REPORT** | RISK REPORT | ANNEX

The following table shows the experience and knowledge of the members of the Nomination and Remuneration Committee:

Name	Experience and knowledge
Mr. Bruno Di Leo	Financial Services, Business Administration, Business strategy, Commercial management, New technologies, International experience, Innovation, Digital transformation
Mr. José Fernando Sánchez-Junco Mans	Industrial Engineering, Infrastructures, International experience, Innovation/ new technologies, Finance, Operations, Strategy
Ms. Hanne Sørensen	Economics and Management, International Experience, Finance, Transport, Logistics, Commercial Management, Operations, Strategy, Innovation, Digital Transformation
Mr. Gonzalo Urquijo	Economics and Political Science, Strategy and Business Management, International Experience, Finance, Industrial Production, Logistics

The most important duties of the Nomination and Remuneration Committee include the following:

- The Nomination and Remuneration Committee identifies individuals qualified to become Directors, consistent with criteria approved by the Board, recommends that the Board selects the director nominees to be presented by the Board to the General Meeting, and prepares decision-making of the Board relating to the compensation of Directors and executive officers.
- Among its duties, the Nomination and Remuneration Committee identifies qualified individuals to be nominated for appointment as Directors and recommends to the Board on the nominees for election by the General Meetings, prepares the Board's periodical assessment of the size and composition of the Board and makes recommendations to the Board with respect to the remuneration policy and the remuneration of each individual Director, including Executive Directors, and reviews and sets or makes recommendations to the Board with respect to the remuneration of other executive officers that do not serve as Directors.
- Furthermore, the Nomination and Remuneration Committee monitors compliance with the Remuneration Policy set by the Company and periodically reviews the Remuneration Policy for Directors and senior managers.

Lastly, in those cases where the law so provides, the approval of the mandatory matters is submitted to the General Shareholders' Meeting, including the remuneration plans granted to the Executive Directors consisting of the delivery of shares, share option rights or which are linked to the value of the shares.

5.3. MAIN ACTIVITIES CARRIED OUT BY THE NOMINATION AND REMUNERATION COMMITTEE DURING THE 2024 FINANCIAL YEAR

In the 2024 financial year the Nomination and Remuneration Committee met 4 times. The following table shows the individual attendance of its members.

Name	Position	Attendance at meetings
Mr. Bruno Di Leo	Chairman	4/4
Mr. José Fernando Sánchez-Junco Mans	Member	4/4
Ms. Hanne Sørensen	Member	3/4[1]
Mr. Gonzalo Urquijo	Member	4/4

[1]Ms. Hanne Sørensen delegated her representation at the meeting of the Nomination and Remuneration Committee, at which she did not attended.

In addition, the Nomination and Remuneration Committee adopted certain written resolutions outside of these meetings. The following table shows the most relevant actions carried out by the Committee during 2024. It should be noted that the Company's remuneration policy has been verified throughout the year.

242_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

Quarter Actions carried out First Quarter 2024 • Proposed Annual Report on Directors' Remuneration 2023. • Report on the maximum annual amount of Directors' remuneration in their capacity as such for the 2024 financial year established in the Remuneration Policy approved at the 2023 General Meeting, and the system for distributing this amount among the Directors. • Report on the fixed remuneration for the 2024 financial year for the Executive Directors, and review of the fixed remuneration of the Management Committee. • Proposal for variable annual remuneration for 2023 payable in 2024 to the Executive Directors and review of that of the Management Committee. • Revision of: (i) the amount of the variable remuneration, expressed as a percentage of the fixed remuneration, (ii) the compliance criteria to which the assessment of the variable remuneration is linked and (iii) the quantitative and qualitative targets to which it is linked. • Report on the allocation of units of the second grant of the 2023-2025 Long-Term Incentive Plan to the Executive Directors and review of the allocation of units to the members of the Management Committee. • Compliance with the metrics to which the second grant of the 2020-2022 Long-Term Incentive Plan is linked and proposal of the aggregate pay-out ratio to determine the number of shares to be delivered. • Closing of remuneration of the Directors in their capacity as such corresponding to the 2023 financial year. • Long-Term Incentive Plans - Changes in the wording of two metrics within the general conditions of the LTIP 2023-2025 related with diversity and cashflow. • Report on nominations in Ferrovial Senior Management. • Report on nominations to Boards of Directors in Ferrovial Group companies. Second Quarter 2024 • Involvement in the annual assessment of the Board and its Committees carried out with an external adviser (KPMG). • Verification of the information on the remuneration of the Directors and senior management contained in the corporate documents and checked the observance of the Company's remuneration policy. • Remuneration Report 2024 AGM results. • Information on the evolution of proxy advisors' voting recommendations in relation to the Directors' Remuneration Policy and the Annual Remuneration Report, and on the outcome of the vote on these two documents at the General Shareholders’ Meeting. • Report on engagement. Third Quarter 2024 • Long-Term Incentive Plans - Adjust the TSR of the LTI in 2025, splitting the current TSR metric in 2. • Report on Diversity, Equity and Inclusion. • Report on talent management. • Report on nominations in Ferrovial Senior Management. • Report on nominations to Boards of Directors in Ferrovial Group companies. Fourth Quarter 2024 • Policy for recovery of erroneously awarded compensation (Clawback Policy) - Internal Procedure. • Report on the succession plan for the Chairman, Chief Executive Officer, senior management and other management positions. • Stock Bonus Plan for the years 2025-2029 addressed to Spanish tax resident employees who wish to receive part of their remuneration in shares. • Competencies required by the Board of Directors. • Review of the nature and time dedicated by Non-Executive Directors to other activities. • Report on the operation of the Committee. • Report on nominations to Boards of Directors in Ferrovial Group companies. In 2025, up to the date of approval of this report, the same activities have been carried out as in 2024. 5.4. OTHER INFORMATION OF INTEREST Ferrovial has taken out civil liability insurance for the directors and executives of the Group companies of which Ferrovial is the parent company. Among these insured persons are the Directors. The premium paid in 2024 for the aforementioned insurance amounts to €1,757 thousand. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_243

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | **REMUNERATION REPORT** | RISK REPORT | ANNEX

6. SUMMARY TOTAL REMUNERATION TABLES

6.1. TOTAL REMUNERATION OF EXECUTIVE DIRECTORS (IN € THOUSAND)

Director	Financial Year	Base Salary	Other Benefits	Board Fees	Board Attendance Fees	Perquisites	Total Fixed	% Fixed	Annual Variable Remuneration	Long-Term Incentive Plan	Total Variable	% Variable	Total Remuneration
Mr. Rafael del Pino y Calvo-Sotelo	**2024**	**1,500**	**107**	**35**	**103**	**14**	**1,759**	**27 %**	**2,786**	**1,946**	**4,732**	**73 %**	**6,491**
	2023	1,500	99	35	119	13	1,766	33 %	2,809	795	3,604	67 %	5,370
	2022	1,500	107	35	103	10	1,755	33 %	2,609	883	3,492	67 %	5,247
	2021	1,500	92	35	122	9	1,758	39 %	2,275	490	2,765	61 %	4,523
	2020	1,405	86	33	122	8	1,654	34 %	1,620	1,602	3,222	66 %	4,876
Mr. Ignacio Madridejos Fernández[1]	**2024**	**1,450**	**61**	**35**	**51**	**43**	**1,641**	**29 %**	**2,097**	**1,946**	**4,043**	**71 %**	**5,684**
	2023	1,313	53	35	60	18	1,479	35 %	1,926	795	2,721	65 %	4,200
	2022	1,150	61	35	51	13	1,310	43 %	1,538	183	1,721	57 %	3,031
	2021	1,100	46	35	61	12	1,254	49 %	1,283	–	1,283	51 %	2,537
	2020	937	43	33	61	12	1,086	57 %	810	–	810	43 %	1,896

[1]Mr. Ignacio Madridejos Fernández participates in a deferred remuneration scheme that will only become effective when he leaves the Company by mutual agreement with the Company upon reaching a certain age, and therefore there are no vested rights. The annual contributions amount to 20% of the Total Remuneration (fixed remuneration plus the annual variable remuneration target of 100%). The right to receive this extraordinary remuneration shall be incompatible with the payment of any compensation that the Chief Executive Officer may be entitled to receive as a result of the termination of their relationship with the Company.

6.2. TOTAL REMUNERATION OF NON-EXECUTIVE DIRECTORS (IN € THOUSAND)

Director	Financial Year	Board Fees	Board Attendance Fees	Other Benefits	Total Remuneration
Mr. Óscar Fanjul Martín	**2024**	**35**	**76**	**96**	**206**
	2023	35	86	87	208
	2022	35	73	96	204
	2021	35	83	81	199
	2020	33	83	70	186
Ms. María del Pino y Calvo- Sotelo	**2024**	**35**	**51**	**61**	**148**
	2023	35	57	53	145
	2022	35	51	61	147
	2021	35	61	46	142
	2020	33	61	43	137
Mr. José Fernando Sánchez-Junco Mans	**2024**	**35**	**58**	**61**	**154**
	2023	35	66	53	154
	2022	35	58	61	154
	2021	35	76	46	157
	2020	33	81	43	157
Mr. Philip Bowman	**2024**	**35**	**49**	**61**	**145**
	2023	35	55	53	143
	2022	35	47	61	143
	2021	35	59	46	140
	2020	33	59	43	135
Ms. Hanne Birgitte Breinbjerg Sørensen	**2024**	**35**	**35**	**61**	**131**
	2023	35	47	53	135
	2022	35	41	61	137
	2021	35	50	46	131
	2020	33	56	43	132
Mr. Bruno Di Leo	**2024**	**35**	**49**	**61**	**145**
	2023	35	55	53	143
	2022	35	49	61	145
	2021	35	58	46	139
	2020	33	58	43	134

244_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | **REMUNERATION REPORT** | RISK REPORT | ANNEX

Mr. Juan Hoyos Martínez De Irujo	**2024**	**35**	**51**	**61**	**148**
	2023	35	60	53	148
	2022	35	51	61	147
	2021	35	61	46	142
	2020	33	61	43	137
Mr. Gonzalo Urquijo Fernández De Araoz	**2024**	**35**	**56**	**61**	**152**
	2023	35	62	53	150
	2022	35	54	61	150
	2021	35	59	46	140
	2020	33	59	43	135
Ms. Hildegard Wortmann[1]	**2024**	**35**	**36**	**61**	**132**
	2023	35	42	53	130
	2022	35	36	61	132
	2021	23	36	30	89
Ms. Alicia Reyes Revuelta[1]	**2024**	**35**	**49**	**61**	**145**
	2023	35	55	53	143
	2022	35	47	61	143
	2021	23	36	30	89

[1]Appointed as Non-Executive Directors in May 2021.

6.3. RELATIONSHIP BETWEEN DIRECTORS' TOTAL REMUNERATION, COMPANY PERFORMANCE AND PAY RATIO

The data reported in the following table for the years 2020 to 2022 are those reported in the Annual Directors' Remuneration Reports corresponding to each fiscal year and in accordance with the Spanish legal requirements (perquisites not included in totals).

		2024	Change (in %)	2023	Change (in %)	2022	Change (in %)	2021	Change (in %)	2020
Executive Directors Total Remuneration (€ thousand)	Mr. Rafael Del Pino Y Calvo-Sotelo[1]	6,491	20.88	5,370	2.54	5,237	16.02	4,514	-7.27	4,868
	Mr. Ignacio Madridejos Fernández[2]	5,684	35.33	4,200	39.17	3,018	19.52	2,525	34.02	1,884
Non-Executive Directors Total Remuneration (€ thousand)	Mr. Óscar Fanjul Martín	206	-0.96	208	1.96	204	2.51	199	6.99	186
	Ms. María Del Pino Y Calvo-Sotelo	148	2.07	145	-1.36	147	3.52	142	3.65	137
	Mr. José Fernando Sánchez-Junco Mans	154	0	154	0	154	-1.91	157	0	157
	Mr. Philip Bowman	145	1.40	143	0	143	2.14	140	3.70	135
	Ms. Hanne Birgitte Breinbjerg Sørensen	131	-2.96	135	-1.46	137	4.58	131	-0.76	132
	Mr. Bruno Di Leo	145	1.40	143	-1.38	145	4.32	139	3.73	134
	Mr. Juan Hoyos Martinez De Irujo	148	0	148	0.68	147	3.52	142	3.65	137
	Mr. Gonzalo Urquijo Fernández De Araoz	152	1.33	150	0	150	7.14	140	3.70	135
	Ms. Hildegard Wortmann[3]	132	1.54	130	-1.52	132	48.31	89	-	0
	Ms. Alicia Reyes Revuelta[4]	145	1.40	143	0	143	60.67	89	-	0
Company Performance	Total Shareholder Return (%)	25.7	-33.07	38.4						
	Total Revenue (€ million)	9,147	7.43	8,514						
	Consolidated results of the Company (€ million)[5]	3,621	451.98	656	144.78	268	-72.26	966	-	-427

INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT_245**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | **REMUNERATION REPORT** | RISK REPORT | ANNEX

Remuneration of Employees	Average (€ thousand)[6]	49	6.52	46	4.55	44	46.67	30	-6.25	32
Pay Ratio	Chairman Pay Vs. Average Remuneration of employees[7]	132	12.82	117						

[1]The variations in the Chairman's accrued remuneration have been derived from the different fulfillment of the metrics of the remuneration at risk of the Chairman both in the short and long term.
[2]The variations in the Chief Executive Officer's accrued remuneration have been derived from the different fulfillment of the metrics of the remuneration at risk of the Chief Executive Officer both in the short and long term.
[3]Remuneration between 2021 and 2022: the indicated figure shows the variation between the remuneration actually accrued in 2021 and in 2022. These figures are not comparable given that the Director was appointed on 6 May 2021 and therefore the remuneration relates to the period from 6 May to 31 December 2021. In 2022, she was a member of the Board for the full financial year.
[4]Remuneration between 2021 and 2022: the indicated figure shows the variation between the remuneration actually accrued in 2021 and in 2022. These figures are not comparable given that the Director was appointed on 6 May 2021 and therefore the remuneration relates to the period from 6 May to 31 December 2021. In 2022, she was a member of the Board for the full financial year.
[5]"CONSOLIDATED PROFIT BEFORE TAXES" data provided in the Integrated Annual Reports.
[6]"SALARIES AND WAGES ACCOUNT" between "AVERAGE STAFF", excluding Executive Directors in both data. The increase in the period 2021 to 2022 is due to the sale of the major part of the Services division.
[7]Ratio between (i) the total annual remuneration of the Chairman and (ii) the average annual remuneration of the employees of the company, whereby:

- The total remuneration of the Chairman includes all remuneration components (such as fixed remuneration, board fees, annual variable remuneration, share-linked plans and remuneration in kind).
- The average annual remuneration of employees is determined by dividing the salaries and wages account by the average number of employees.
- The variation in the Chairman Pay Ratio has been derived from the different fulfillment of the metrics of the long term remuneration of the Chairman.

6.4. TOTAL REMUNERATION OF SENIOR MANAGEMENT

As well as Executive Directors, the members of the Senior Management of the Company have a remuneration package composed of their fixed and variable remuneration (annual and long-term), as well as other remuneration items. For the year 2024, they have jointly accrued the following remuneration:

Senior Management Remuneration (in € thousand)	2024	2023
Fixed remuneration	5,793	5,094
Variable remuneration	6,205	5,534
Share Plan linked to objectives	5,638	1,934
Other[1]	1,493	585
Other[2]	226	486
TOTAL	**19,355**	**13,633**

[1]Life insurance premiums/Council membership in other subsidiaries/Expatriates' payments.
[2]Separation of members of the Non-Management Committee (amount subject to income tax).
**The Senior Management average remuneration is not broken down by gender in order to keep it confidential, given that there are not enough incumbents in each position of equal value.*

246_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

RISK REPORT Risk Report 248

Risk Report In an increasingly complex environment, effective identification and assessment of risks is a key competitive advantage The Board of Directors is responsible for supervising the operation of internal risk management and control systems. Therefore, it periodically evaluates their design and effectiveness in identifying, assessing and mitigating risks that may impact the achievement of Ferrovial's strategic objectives. The Risk Control and Management Policy, approved by the Board of Directors, establishes the general framework of action for the control and management of the different risks that the management team may encounter in the pursuit of the business objectives. This policy, as well as the risk tolerance level, is updated whenever it is necessary to adapt its content and, in any case, it is reviewed every three years. The Audit and Control Committee of the Board of Directors is responsible, among other duties, for supervising and evaluating the Enterprise Risk control and management systems for financial and non-financial risks relating to the Company and the Ferrovial Group. During 2024, the Audit and Control Committee reviewed Ferrovial's risk map in May and subsequently updated it in December. In addition, it periodically receives information on the evolution of the main risks on the map and their mitigation plans. RISK APPETITE In carrying out its corporate objectives, Ferrovial is exposed to various risk factors arising from the nature of the sectors in which it operates, the countries in which its activities are located and the different regulations to which it is subject. Ferrovial's Board of Directors establishes in the Risk Control and Management Policy the risk admissible tolerance level for the main areas of risk faced by Ferrovial in the attainment of its strategic objectives. The purpose of this policy is to provide all company employees with a general framework of action for the control and management of risks of any nature that they may face in the performance of Ferrovial's business objectives and general strategy. Risk appetite levels are established by risk factor on a scale ranging from risk aversion to risk assumption. For example, a risk aversion appetite was established for risks related to ethics, integrity and compliance, and a risk assumption appetite for risks related to strategic innovation. In order to enhance the risk valuation, specific risk appetite metrics, both financial and operational, were defined in 2024 and will be reported to The Audit and Control Committee of the Board of Directors on a biannual basis. EFFECTIVE RISK MANAGEMENT: FERROVIAL RISK MANAGEMENT The materialization of the Risk Control and Management Policy and its basic principles is embodied, among others, in the risk identification and assessment process, called Ferrovial Risk Management (FRM), implemented in all the Company's areas of activity and executed twice a year. Since July 2024, in line with the most common market practices, FRM has been incorporated under the Internal Audit Department. This integration strengthens the risk identification and assessment process by leveraging the complementarity of both functions, facilitating the anticipation of the root cause of the risk and providing preventive recommendations, among other benefits. The Internal Audit and Risk Department, which reports directly to the Audit and Control Committee of the Board of Directors, is independent of the business lines and reports to the Audit and Control Committee every six months, and at least once a year to the Board of Directors, on the risks that threaten the achievement of the business objectives. The FRM process, through the application of a common metric, makes it possible to identify and assess risk events based on their probability of occurrence and their potential impact on business objectives and corporate reputation. For each risk event identified, two assessments are performed: an inherent assessment, prior to the specific control measures implemented to mitigate the risk, and a residual assessment, considering the specific control measures. In this way, Ferrovial can take the most appropriate mitigation measures according to the nature of the risk and evaluate their effectiveness. In a process of continuous improvement, during the last financial year, Ferrovial began a review of the risk management process by conducting an internal audit and an external consulting exercise in order to analyze and improve the performance of the process. Currently, most of the recommendations made have already been implemented. As a result, the integration between the risk management system and the strategic processes and the definition of the medium and long-term business plan was improved, and the quantification of certain risk variables was optimized, reinforcing the second lines of defense. Continuing with this line of improvement and linked to the previous review process, in 2024, a plan was established for the optimization of risk management, designed to be implemented in the short/medium term. The plan includes several initiatives that will improve both the culture and the processes of risk identification and assessment, including, among others, the increase in the frequency of the FRM process, the establishment of ranges and objectives through key risk indicators and the implementation of a new GRC tool. It should be noted that Ferrovial has a solid risk management culture present in all its divisions. This culture is fostered through regular risk training, the incorporation of risk criteria in investment analysis and the inclusion of risk management metrics in management's financial incentives. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 248_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_249 FERROVIAL RISK MANAGEMENT BOARD OF DIRECTORS / AUDIT AND CONTROL COMMITTEE (ACC) MANAGEMENT COMMITTEE Establishes business units’ objectives DEFINES DEFINITION ESTABLISHES RISK APPETITE AND TOLERANCE RISK MANAGEMENT Ferrovial Risk Management IDENTIFICATION AND ASSESSMENT OF RISKS Inherent Risk MITIGATION MEASURES RESIDUAL RISK SU PE RV IS IO N REPO RTING

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | **RISK REPORT** | ANNEX

MAJOR RISKS

The chart shows the most relevant risk events that threaten the execution of Ferrovial's corporate strategy.


PEOPLE
SUSTAINABLE GROWTH
OPERATIONAL EXCELLENCE
INNOVATION
Health and safety
Ethics and integrity
Talent attraction and retention
Biodiversity
Climate change
Non-compliance with sustainability objectives
Availability and sustainability of value-generating projects
Geopolitical instability
Mobility patterns
Cyberthreats
Technological risks
Inflation
Liquidity
Company reorganization
Exchange rate
Interest rate
Credit and counterparty

Explanatory note: closer to the center point of the diagram indicates greater relative severity. Risk events that threaten several strategic priorities have been placed in the quadrant with the highest

Strategic risks: risks related to the market and the environment in which each business operates.

Financial risks: risks associated with changes in financial aggregates, access to financial markets, cash management, reliability of financial information and tax risks.

Operational risks: risks associated with the bidding process, production, service provision and generation of revenues and costs incurred.

Compliance risks: risks related to compliance with applicable legislation, commitments to third parties and self-imposed obligations arising from the Code of Ethics and Business Conduct.

The most relevant risk events, their potential impact and the main control measures implemented to mitigate their impact and/or probability of occurrence are described below. In addition, the level of risk appetite that Ferrovial is willing to assume in accordance with the Risk Control and Management Policy is indicated for each of them.

250_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | **RISK REPORT** | ANNEX

Risk Event	Description	Potential Impact	Control Measures
Mobility patterns Moderate tolerance Aversion – Assumption	The advance of digitalization in social interactions has increased rapidly in recent years, spurred by the rise of remote work and changes in consumer habits and preferences. This evolution, together with the current global economic context of low growth and increasingly frequent extreme weather events, may have a negative impact on the traffic volume of the Company's main assets, posing a risk to their performance and value.	• Valuation of assets • Liquidity • Margins and flows in infrastructure projects in operation	– Analysis and study of medium-term mobility trends, as well as review of scenarios and alternatives. – Implementation of traffic promotion plans.
Geopolitical instability Reduced tolerance Aversion – Assumption	The global economic situation presents a scenario marked by geopolitical and socioeconomic tensions that have led to a low growth environment aggravated by the conflicts in Ukraine and the Middle East, which may generate volatility and spikes in the prices of energy commodities and transportation or the reappearance of bottlenecks on a global scale. In this context, Ferrovial faces the risk of an increase in the cost of raw materials and disruptions to the supply chain, which could jeopardize compliance with delivery deadlines and expected profitability.	• Reduced margins due to increased costs • Non-compliance with commitments to customers • Failure to meet growth objectives	– Introduction of price review mechanisms in contracts. – Negotiation of pre-contracts with suppliers and subcontractors. – Advance planning of supplies, from the study and bidding phases. – Market trend monitoring and supply planning. – *Hedging* of materials and interest rates.
Corporate reorganization Neutral Aversion – Assumption	Failure to meet liquidity and growth expectations following the Company's corporate reorganization and listing on the Amsterdam Stock Exchange and Nadaq. Likewise, listing in new markets implies compliance with information and control requirements, failure to comply with which could result in sanctions from regulatory bodies, as well as the loss of confidence of investors, clients and analysts.	• Loss of credibility with investors, customers, analysts and rating agencies • Decrease in liquidity to meet the business plan • Loss of value • Sanctions for non-compliance with requirements	– Quotation plan for new markets. – Strategic plan for investor and analyst relations. – Development of the internal control over financial reporting process in accordance with U.S. Sarbanes Oxley (SO_x) legislation. – Communication campaign with stakeholders.
Cyberthreats Aversion Aversion – Assumption	Cyber threats pose a significant and ongoing risk to the business ecosystem as it becomes increasingly dependent on digital products and services in a hyper-connected environment. Warfare conflicts that support state-sponsored threats, the proliferation of organized crime and the use of AI as an enhancer of existing threats result in more successful and impactful attacks such as supply chain attacks, asset disruption, phishing, digital identity theft, fraud, etc. In this context, infrastructures can be vulnerable to these threats, which can affect the normal operation of the assets, their ability to generate the expected value and the companyCompany's reputation.	• Degradation or impossibility to operate the assets • Economic loss due to the costs of recovering the activity • Sanctions for regulatory and/or contractual non-compliance • Impact on the business plan with the consequent reduction in the value of the asset • Damage to corporate reputation and competitive advantage, compromising potential business opportunities • Loss or theft of know-how and/or intellectual and industrial property • Hijacking of information	– Global Security Model, based on NIST CSF and ISO 27002, ISO 27001 certified (audited annually). – Periodically evaluated security capabilities and controls that implement the Security Model. – Committee and Global Cybersecurity Community as levers for the deployment of security capabilities. – Insurance policies with coverage against cyber incidents of various kinds. – Establishment of formal collaboration agreements with national and international cybersecurity agencies. – Deployment of advanced protection.

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Risk Event	Description	Potential Impact	Control Measures
Talent attraction and retention Moderate tolerance Aversion Assumption	The high demand for qualified professionals coupled with low unemployment rates in some of the target markets in which Ferrovial operates and the loss of attractiveness of the construction sector for new professionals, increase the risk of attracting and retaining talent. Additionally, the change in employee habits, priorities and value expectations generated by the pandemic intensify this risk.	• Loss of business opportunities due to lack of qualified personnel • Non-fulfillment of commitments with clients (deadline, quality, etc.) • Reduced margins due to increased costs	– Plan for the identification and empowerment of talent in the organization. – Promote the attraction of local talent. – Specific plans for key personnel. – Promotion of diverse talent; equity and inclusion.
Availability and sustainability of value-generating projects Moderate tolerance Aversion Assumption	Large transportation infrastructure development and operation projects are exposed to a highly competitive market and subject to political decisions and social movements that can impact both projects in operation and the availability of attractive projects for theCompany. All of this may affect Ferrovial's growth and its ability to achieve its strategic objectives.	• Reduction of value-generating business opportunities • Fulfillment of growth objectives • Reduction of margins due to increased risk	– Analysis of new markets. – *Unsolicited* infrastructure project *proposals.* – Review of risk profile by type of project. – Contractual protection clauses
Non-compliance with sustainability objectives (emission reductions and taxonomy) Aversion Aversion Assumption	Increasingly, infrastructure investors and funds are giving priority to Environmental, Social and Governance (ESG) aspects in their decision making. Any failure to meet Ferrovial's climate change objectives could have a negative impact on its reputation, analysts' *ratings*, cost of financing and third parties' investment decisions. Likewise, the identification of any of the Company's activities as ineligible and/or non-aligned within the EU Taxonomy would aggravate the risk.	• Damage to corporate reputation • Difficulty in accessing financing and/ or worsening conditions • Tightening of project financing conditions • Penalization by potential investors. • Loss of positioning in sustainability indexes	– The Horizon 24 Strategic Plan, focused on the promotion, construction and management of sustainable infrastructures. – Presence in the most internationally recognized sustainability indexes, among others: *Dow Jones Sustainability Index*, FTSE4Good, *Sustainalytics*, Moody's CDP an ISS ESG. – Development and implementation of the sustainability strategy.
Health and safety Aversion Aversion Assumption	Accidents may occur at our project sites and facilities and infrastructure assets, which may seriously disrupt our operations and cause harm to our employees or customers, which in turn could have a material adverse effect on our business, financial condition, results of operations and reputation.	• Physical damages to employees and third parties • Operational impacts due to interruption in operations • Civil/criminal liability • Damage to corporate reputation • Difficulty in accessing financing and/ or worsening conditions	– Integration of occupational health and safety as a core value of the Company. – Implementation of a safety, health and welfare strategy, including a more operational focus. – Annual safety, health and welfare plans. – Active involvement of top management in safety, health and welfare. – President's Safety, Health and Welfare Awards. – Implementation of health and safety prevention systems. – Continuous training for employees. – Awareness raising campaigns. – Management systems audit plan. – Civil and professional liability coverage. – Establishment of a tolerance level for this risk factor, according to the Risk Policy, of "risk aversion".

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Risk Event	Description	Potential Impact	Control Measures
Climate change  Neutral Aversion Assumption	Ferrovial is exposed to risks arising from climate change. On the one hand, there are physical risks, such as extreme weather events, which may affect infrastructure. In addition, there are transition risks, given that global trends to reduce the causes and consequences of climate change may entail economic (such as an increase in the cost of raw materials), regulatory, technological and/ or reputational effects.	• Interruption of operations due to physical damage to infrastructure • Decrease in productivity under extreme weather conditions • Increase in coverage premiums • Increased operating costs due to raw material price increases, higher fossil fuel taxes or adaptation to new technologies, among others	– Process of identifying and assessing the risks associated with climate change to which the Company may be exposed. – Review of the *Deep Decarbonization Path*. – Control and monitoring tools. – Implementation of recommendations of the *Task Force on Climate-related Financial*
Ethics and integrity  Aversion Aversion Assumption	The Company presents the risk of its employees or collaborators committing acts that may involve a breach of the rules and requirements of integrity, transparency and respect for legality and human rights, in particular acts of corruption.	• Criminal liability of individuals and legal entities • Reduction of business opportunities due to non-compliance with ethical requirements • Damage to corporate reputation • Economic impact from sanctions	– Compliance Program aimed at preventing acts contrary to ethics and integrity, following DOJ criteria. – Certified criminal and anti-bribery compliance management system (UNE-ISO 19601 and ISO 37001). – Specific training and communication plan to promote an ethical culture and prevent corruption. – Establishment of a "risk aversion" tolerance level for this risk factor according to the Risk Policy.
Financial risks (see section 5.4. of the Consolidated Financial Statements for further information)  Reduced tolerance Aversion Assumption	The Company's business is affected by changes in financial variables such as interest rates, exchange rates, inflation, credit and liquidity.	• Loss of opportunities due to reduced project financing capacity • Reduction of net margins • Compliance with financial commitments	– Financial risk management policies. – Analysis and active management of the risk exposure of the main financial variables. – Effective management of financial alternatives.

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EMERGING RISKS

The FRM process also identifies, assesses and monitors emerging risks caused by external agents with a potentially significant long-term impact on the business. Among others, the following risks stand out:

Risk Event	Description	Potential Impact	Control Measures
Protection of biodiversity and natural capital	Biodiversity is a fundamental element for the ecological balance of the planet, playing a key role in the provision of ecosystem services. However, there are several risks that threaten its preservation, such as the loss and fragmentation of natural habitats, generation of large volumes of waste and climate change. Ecosystem degradation can affect the availability of natural resources, such as water and soil structure, and increase production costs. It could also affect threatened species and protected areas, leading to legal and reputational impacts.	• Reduction of margins and flows in projects • Reduction of business opportunities • Loss of license to operate and/or paralysis of activities • Reputational impact	– Biodiversity Policy. – Commitment as Adopter of the Task Force on Nature-related Financial Disclosure (TNFD). – Implementation of an environmental management system that considers biodiversity as a key aspect. – Development of a methodology and tool for measuring natural capital debt called INCA (Integrated Natural Capital Assessment). – Ferrovial follows the impact mitigation hierarchy to avoid, minimize, and compensate for environmental impacts, ensuring compliance with regulations like Environmental Impact Statements (EIS).
Technological risks - quantum computing	The progressive development of quantum technology applied to computing provides it with exponentially greater processing capacity compared to the traditional system, based on binary code. The proliferation of new technologies that take advantage of this extraordinary increase in computing capacity could significantly increase exposure to the risk of cyber threats, as traditional encryption methods could prove insufficient in the face of the processing power of quantum computing.	• Increased vulnerability to cyber-attacks • Information theft • Stoppage of the operation of assets	– Tracking the progress of technology and use cases in the industry. – Strategic partnerships with partners with sufficient capabilities to develop technologies to protect against the challenges of quantum computing.

The inherent risk factors that may affect Ferrovial's business are:

RISK FACTORS

1. Risks Related to Our Business and Structure

i. **Global economic and political conditions have had and, in the future, could have a material adverse effect on our business, financial condition, results of operations, and prospects and may magnify certain risks that affect our business.**

Our business performance is closely linked to the economic cycle and political conditions in the countries, regions, and cities in which we operate. As a result of our diverse geographical operations, in 2024 we generated the majority of our revenues across several core jurisdictions, including the United States (35.8%), Poland (23.2%), Spain (17.3%), the United Kingdom (8.8%) and Canada (2.7%).

Typically, robust economic growth in the areas where we operate results in greater demand for our services, while slow economic growth or economic contraction adversely affects such demand. For example, the toll roads and aviation businesses are cyclical by nature and are closely linked to general economic conditions.

All revenues, dividends, and investments from our Companies are exposed to risks inherent to economic conditions in the countries in which they operate. Operations in the countries where we do business are exposed to factors such as: (i) fluctuations in local economic growth; (ii) changes in inflation rates; (iii) devaluation, depreciation or excessive appreciation of local currencies; (iv) foreign exchange controls or restrictions on profit repatriation; (v) changing interest rate environments; (vi) changes in financial, economic and tax policies; (vii) instances of fraud, non-compliance, bribery or corruption; (viii) social conflicts; (ix) political and macroeconomic instability; and (x) changes in applicable law.

Geopolitical conflict, political uncertainty and instability risks have been on the rise across many economies, resulting, in some cases, in inward-looking policies and protectionism, which could in turn lead to increased pressures for policy reversals or failure to implement needed reforms. The conflicts in Ukraine and the Middle East have contributed to greater global political uncertainty and instability, as further discussed under "—7. The conflicts in Ukraine and in the Middle East may adversely impact our global activities and could have a material adverse effect on our business, financial condition, results of operations, and prospects"."

Economic growth, globally and in the EU, has been subject to constraints on private sector lending and increases in the cost of financing. Recent examples of downside risks to the global economy that have also affected our results include: (i) rising geopolitical tensions , most notably the ongoing conflicts in Ukraine and in the Middle East, (ii) the sharp rise in inflation, and (iii) volatile global financial conditions. In addition, many developed economies where we operate, such as the United States, Spain, the United Kingdom, and Canada, have experienced high inflation rates and a corresponding tightening of monetary policy as a result of the strong and persistent upturn in prices.

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Continued weakness in many emerging economies where we operate has also contributed to the risk of deterioration of global economic and political conditions. For example, we believe that in Latin America, political systems and institutions may be subject to increased stress as a consequence of the global macroeconomic events, including (i) the conflicts in Ukraine and the Middle East, and (ii) high food and energy costs as a result of inflationary pressures, and (iii) the slowdown in the Chinese economy and its contribution to global uncertainty, all of which contribute to increased risks of sovereign defaults and social unrest. Although a number of measures have been implemented by the public sector to mitigate these risks (such as the United States’ Infrastructure Investment and Jobs Act, the European Union’s Next Generation EU (NGEU) fund, and the UK Build Back Better plan, among others), these measures may prove to be ineffective or insufficient to prevent the deterioration of the economies of the countries in which we operate. Also, in the U.S., our assets are affected by economic growth and regulations. Regulations such as international trade relations, energy and infrastructure, and new legislation and regulations, including those related to taxation and importation; economic and monetary policies, and foreign policy and diplomacy; heightened diplomatic tensions and political and civil unrest, which could adversely impact the global economy and our operating results. The nature, timing, and economic and political effects of these potential changes to the current policy, legal and regulatory framework affecting our activities remain highly uncertain. For example, potential stricter conditions for the import of equipment from certain countries, which might impact the growth and profitability of our businesses in the US. In addition, although the Federal Reserve recently decreased interest rates, inflation remains at moderately high levels. In Canada, 2025 is a year of elections both at the federal and provincial levels in Ontario. The nature, timing, and economic impact of potential changes on current policy, legal, and regulatory framework affecting our activities remain highly uncertain. In Spain, a number of concerns continue to exist in respect to the Spanish economy (where, in 2024, we generated 17.3% of our revenue) (for a detailed overview of the countries in which we operate, see “Item 5. Operating and Financial Review and Prospects”). While in recent years, there has been some progress, the Spanish economy continues to be susceptible to various geopolitical and macroeconomic factors, such as the uncertainty originated by, among other circumstances, (a) international trade tensions between the United States and China, or (b) volatility in commodity prices. These events could cause an increase in Spain’s political and economic uncertainty, which could, in turn, have a material adverse effect on our business, financial condition, results of operations, and prospects. We also have operations in a number of Latin American countries, which tend to be more vulnerable to the effects of macroeconomic events and political instability. In those countries, we are exposed to, among others, macroeconomic factors such as inflation, geopolitical tensions, environmental factors, and other socioeconomic and political factors. For example, we have significant operations in Chile, where in the year ended December 31, 2024, we generated EUR 371 million in revenue. In addition, other factors or events may affect global and national economic conditions, such as heightened geopolitical tensions, war, acts of terrorism, natural disasters, pandemics, or other similar events outside our control. Even in the absence of an economic downturn, we are exposed to substantial risk stemming from volatility in areas such as consumer spending, business investment, financial conditions, government spending, capital markets conditions, and price inflation, which affect our business and our economic environment and, consequently, our size and profitability. Increases in national public debt may lead countries to increase taxes and to reduce investment in infrastructure. Unfavorable economic conditions could also lead to decreased use of, and related income from, toll roads projects, reduced air travel, and reduced investment in the construction sector and energy sector. Furthermore, any financial difficulties suffered by our sub-contractors or suppliers could increase our costs or adversely affect our project schedules. Any deterioration of the economies or political conditions of the countries in which we operate could have a material adverse effect on our business, financial condition, results of operations, and prospects. ii. We operate in highly competitive industries where customer risk transfer dynamics may not be balanced; our profitability could be affected by our failure to manage competitive dynamics and address risk transfer imbalances, including a failure to accurately estimate revenue, project risks, the availability and cost of resources and time, when bidding on projects, any of which could have a material adverse effect on our business, financial condition, and results of operations. The market for infrastructure development and operation projects is highly competitive and is exposed to political and social factors that are difficult to predict and manage. Most of our competitors are multinational companies bidding on projects worldwide, which places the competitive focus on the attractiveness of each individual project as opposed to its geographical location. These circumstances may have an impact on the achievement of our growth objectives. We compete against various groups and companies that may have more local experience, resources, or awareness than we do. Furthermore, the economic slowdown in Europe and the financial difficulties faced by emerging countries are negatively affecting public clients’ investment capacity and, by extension, could affect to some of our business opportunities in those geographies. This lack of investment opportunities in Europe has pushed capital flows towards markets with greater availability of resources in which we also operate, increasing the competitive tension within those markets and resulting in pressures on prices and profit margins in projects in which the customer risk transfer dynamic is not balanced. Technological developments in terms of digitalization of processes may also pose a risk to our business if our competitors develop an advantage over us in this area. Specifically, if we fail to develop differential competitive capabilities at the same or a higher pace than our competitors due to the rapid deployment of generative artificial intelligence by said competitors, this may pose a significant risk to our business, financial condition, and results of operations, as the engineering and construction industry is highly dependent on technology. Failure to adequately keep up with technological advances could result in our decreased profitability and loss of market share. In recent years, the construction sector at an international level has been experiencing low profitability margins, which we believe to be partly driven by aggressive commercial strategies, imbalances in customer risk transfer, and cost inflation. These financial considerations may be further accentuated by the political and economic environment created as a result of the conflicts in Ukraine and the Middle East. In addition, the increase in infrastructure- focused investment funds requiring lower rates of return in their investments, coupled with these funds’ readiness to take on more segments of a project’s value chain, may increase competition in our target markets. If we are unable to obtain contracts for new projects to sustain our current order book (the “Order Book”) volume, or if these projects are only awarded under less favorable terms as a result of macroeconomic and competitive pressures, our business, financial condition, and results of operations may be adversely affected. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_255

Furthermore, particularly when operating under fixed fee contracts in the Construction Business Division, we realize a profit only if we can successfully estimate our costs and prevent any cost overruns on contracts. Cost overruns can result in lower profits or operating losses on projects, which could have an adverse effect on our business, financial condition, and results of operations. Our estimates and predictions can be difficult to make, particularly in a highly competitive and uncertain environment (for additional information on the worsening of the global economic and political conditions and their impact on our business, see “—1. Global economic and political conditions have had and in the future could have a material adverse effect on our business, financial condition, results of operations, and prospects and may magnify certain risks that affect our business” and “— 7. The conflicts in Ukraine and in the Middle East may adversely impact our global activities and could have a material adverse effect on our business, financial condition, results of operations, and prospects”), and may turn out to be inaccurate. If we fail to identify key risks or effectively estimate costs for projects where we are exposed to the risk of cost overruns, this could have an adverse effect on our business, financial condition, and results of operations. For example, most of our customers in the public infrastructure sector are public entities. These or other customers may, from time to time, request amendments or alterations to agreed projects plans, even after the project has commenced, or ask to renegotiate terms. Any of this could lead to project delays, increased project development costs for us, or even termination of contracts. We may not always be able to recoup the increased costs in such cases. Any potential project amendments or renegotiations with our customers could therefore significantly reduce the revenue and profit we are able to realize. If we are unsuccessful in our claims against customers in this context, there may be a reduction in the expected revenues and profit of such projects, which could have an adverse effect on our business, financial conditions, and results of operations. If we fail to identify key risks or effectively estimate costs for projects where we are exposed to the risk of cost overruns, or if client renegotiations cause a project to incur additional, unexpected costs, this could have an adverse effect on our business, financial condition, and results of operations. iii. We depend on funds allocated to public sector projects in the countries in which we operate, and any decrease in allocation of such funds may adversely impact our project volume, which could adversely affect our business, financial condition, and results of operations. We currently indirectly benefit from funds granted by the European Union to its member states (the “Member States”) and allocated to those Member States’ public entities. However, due to political, economic, or other considerations, these funds may no longer be available to us in the future, or there may be delays in receipt of such funds. A cancellation or delay in the receipt of such funds may adversely affect our business, financial condition, results of operations, and prospects. In particular, our Construction Business Division depends on public sector projects. For example, in 2024 clients from the public sector accounted for 86% of the total Order Book of our Construction Business Division, which amounted to EUR 14,411 million as of December 31, 2024 (for further information on the Construction Business Division’s clients, see “Item 4. Information on the Company—B. Business Overview—3. Group Overview—3. Our Business Divisions—3. Construction Business Division”). The toll roads industry, generally, and our Toll Roads Business Division, specifically, depend mainly on the continued availability of attractive levels of government funds and incentives to attract private investments, in particular as it pertains to public-private risk sharing in connection with private toll roads development. Such government funds are generally granted in connection with the construction and operation of toll roads for the benefit of the general public. For instance, in the United States, we currently benefit from the Transportation Infrastructure Finance and Innovation Act (“TIFIA”)’s credit assistance program as granted by the United States Department of Transportation to leverage limited federal resources and stimulate capital market investment in transportation infrastructure by providing credit assistance in the form of direct loans, loan guarantees, and standby lines of credit (rather than grants) to projects of national or regional significance, such as our development of additional highway lanes within existing highways that incorporate dynamic tolls that change in real-time based on traffic conditions (the “Managed Lanes”). Our projects in the United States have been granted funds through different financial instruments under the TIFIA credit assistance program (for a description of the credit assistance received, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—8. Financing”). As of December 31, 2024 the balance of these TIFIA loans was USD 2,620 million. If, due to political, economic, or other considerations, funds like those received through TIFIA are no longer available or the TIFIA credit assistance program is cancelled, this could have a material adverse effect on our ability to develop new projects. Furthermore, decreases in the funds allocated to public sector projects may force private sector construction companies, such as us, to halt projects that are already underway. For these reasons, a continued and further decrease in the spending on the development and execution of public sector projects by governments and local authorities in the markets in which we already operate or in those in which we could operate in the future could adversely affect our business, financial condition, and results of operations. iv. The increase in digitalization and consequently, the increased risk of cyber threats and misuse of quantum technology, may affect our normal operation of assets and our ability to generate expected value, which could have a material adverse effect on our business, financial condition, and results of operations. In a highly digitalized and interconnected economic environment, the risk of cyber security events or system failures potentially harming us has exponentially increased in recent years. Our digital products and services, industrial systems and Internet connected assets, which include hardware, software, technology infrastructure and online sites and networks for both internal and external operations (collectively, “digital and technological environments” or “DT environments”), are critical to our business operations. We own and manage some of these DT environments but also rely on third-party providers for a range of services, including cloud computing. We and certain of our third-party providers use these DT environments to collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”). Our DT environments and Confidential Information are exposed to threats in the cyber space from diverse threat actors by, among others, hostile government agencies, hacktivists, insiders, criminals as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) DT environments. These threats can impact the normal operation of our DT environments, impact our ability to generate expected value of the assets, result in the disclosure of our Confidential Information, or potentially undermine our reputation. For example, there may be an increase in cyber threats in connection with the conflict in Ukraine, as discussed under “—7. The conflicts in Ukraine and in the Middle East may adversely impact our global activities and could have a material adverse effect on our business, financial condition, results of operations, and prospects.” The extent to which a cyber threat can impact our DT environment, Confidential Information, or an asset depends on the nature of the DT environment, Confidential Information or asset, the cyber threat agent’s origin, the scope of the security breach, and the extent to which we are prepared to respond to such a cyber threat. Critical infrastructures (such as airports, highways, and energy infrastructure), which are the main assets of FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 256_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

our business, are a common target for such threats. Additionally, if a cyber threat is not successfully managed, it could impact our ability to generate expected value. For instance, a ransomware attack affecting one of our airports could cause flight cancellations, which in turn could materially affect our operating revenues and financial results. Additionally, the rapid development of the quantum computing industry is also relevant as it is shortening the time in which quantum computers can break current encryption systems and compromise sensitive data security. Furthermore, remote and hybrid working arrangements increase cybersecurity risks due to challenges in managing remote computing assets and vulnerabilities in non- corporate networks. During 2024, we experienced various security events, some of which were associated with malicious, harmful, or potentially malicious and/or harmful activities (which we consider “security incidents”). None of these security incidents had a significant impact on our DT environments, Confidential Information or assets, and they were managed using our protection, detection, response, and recovery procedures, as appropriate. While to date no security incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Additionally, cyber threats are expected to accelerate globally in frequency and magnitude, with threat actors using sophisticated techniques, including artificial intelligence, to circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or security incidents, or to avoid a material adverse impact to our DT environments, Confidential Information or assets. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our DT environments, Confidential Information, and assets. Furthermore, we regularly identify and track security vulnerabilities across our DT environments, which may persist even after patches are issued or other remedial measures taken. Any adverse impact on our DT environments, Confidential Information, or assets can result in legal claims, regulatory actions, fines, reputational damage, and significant incident response costs. For example, there is a potential risk that cyberattacks may render our DT environments or assets, or those of our service providers, temporarily inoperative. Furthermore, the increased risk of cyber threats may impact our business plan due to a consequent reduction in the value of the asset, may lead to loss or theft of Confidential Information, know-how and intellectual and industrial property, as well as lead to economic loss tied to resuming operations, and may damage our reputation and related competitive advantage, compromising potential business opportunities. In addition, we may face sanctions as a consequence of potential regulatory and contractual non- compliance resulting from an asset’s lack of operations following a cyber-attack or incur expenses in an effort to comply with obligations, including notification obligations, under applicable laws. Finally, we cannot guarantee that costs and liabilities from an attack will be covered by our existing insurance policies or that future insurance will be available on reasonable terms or at all. These factors could have an adverse effect on our business, financial condition, and results of operations. v. Any actual or perceived failure to comply with new or existing laws, regulations and other requirements relating to the privacy, security and processing of personal information could adversely affect our business, results of operations, or financial condition. In conducting our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”). We are therefore subject to a variety of federal, state and foreign laws, regulations and other requirements relating to the privacy, security and handling of Personal Information. For example, in Europe and the UK, we are subject to the European Union General Data Protection Regulation (the “EU GDPR”) and to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”), while in the U.S., we are subject to various state and federal laws like the California Consumer Privacy Act and others. In addition, the GDPR regulates cross-border transfers from the EEA and the UK and we anticipate ongoing legal complexity and scrutiny regarding international data transfers. We have invested significant resources in complying with these requirements, which can be both time-consuming and costly. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security around the globe, including in relation to cybersecurity incidents. In addition, some such requirements place restrictions on our ability to process Personal Information across our business or across country borders. It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected. vi. Our business stems from a small number of major projects, which, if terminated or otherwise materially affected, may have a material adverse effect on our business, financial condition, and results of operations. Our main projects in terms of valuation and equity invested are (i) in the Toll Roads Business Division, the 407 Express Toll Road (the “407 ETR”) and several Managed Lanes projects such as the North Tarrant Express toll road (“NTE”), the North Tarrant Express 35W toll road (“NTE 35W”), the I-66 toll road (“I-66”), the I-77 Express lane (“I-77”), and the Lyndon B. Johnson Expressway (“LBJ”) and (ii) in the Airports Business Division, the New Terminal One at John F. Kennedy International Airport (“NTO at JFK” or “NTO”). According to market analysts’ reports, Toll Roads and Airports amounted to approximately 91% of our valuation as of December 2024. This figure still includes valuation from Heathrow, that should be reclassified to cash in 2025 after completion of the divestment of the 19.75% on December 12, 2024. For further details on this divestment, see “Item 4. Information on the Company —A. History and development of the Company —1. Summary of Historical Investments and Divestments —2. Sale of Heathrow Stake.” Aside from the Heathrow divestment, we cannot guarantee that any of the aforementioned projects, or our performance thereunder, will not be terminated or otherwise materially affected by developments outside of our control, such as regulatory developments, other factors related to our operations in highly regulated environments, or the public and/or governmental nature of our clients in all of the above-mentioned projects, as well as inflationary pressures, foreign exchange rate fluctuations, factors affecting traffic and infrastructure use, adverse weather, availability of financing in favorable terms, or other conditions. For example, our concessions contracts typically include termination rights that may be exercised by the FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_257

concession grantor or lessor (see —2. Risks Related to Legal, Regulatory, and Industry Matters —1. We operate in highly regulated environments that are subject to changes in regulations and are subject to risks related to contracts with government authorities, which could have a material adverse effect on our business, financial condition, and results of operations.”). The termination of any of these projects or any material impact to our performance as a result of these factors could potentially have a material adverse effect on our business, financial condition, and results of operations. Furthermore, our reliance on a relatively small number of projects may adversely affect the development of our business. As such, the loss of, or a material adverse effect to, any of our main projects may in turn have a material adverse effect on our business, financial condition, and results of operations. vii. The conflicts in Ukraine and in the Middle East may adversely impact our global activities and could have a material adverse effect on our business, financial condition, results of operations, and prospects. On February 24, 2022, Russia began its invasion of Ukraine. As of the date of this Annual Report, the conflict has not come to an end. Although our direct exposure to the conflict is limited and mostly concentrated on our operations in Poland and our operations at the Dalaman International Airport (“Dalaman”) in Turkey, which has experienced lower demand from Russian and Ukrainian passengers in part due to inflation and currency devaluation related to the Ukrainian conflict, the macroeconomic scenario triggered by this conflict includes broad-based price rises essentially affecting energy and commodities, supply issues, and difficulties in the distribution chain for certain materials, particularly in the construction industry. Additionally, and as a result of these financial pressures, interest rates have been rising, impacting the banking and financing markets. As a result of the invasion, the EU, together with the United States and most NATO countries, condemned the attack and put in place coordinated sanctions and export-control measure packages against Russia, Belarus, and some other territories related to the conflict in Ukraine. The uncertain nature, magnitude, and duration of Russia’s war in Ukraine and the potential effects of the war, actions taken by Western and other states and multinational organizations in response thereto (including, among other things, sanctions, export- control measures, travel bans, and asset seizures), as well as of any Russian retaliatory actions (including, among other things, restrictions on oil and gas exports and cyber-attacks) on the world economy and markets have contributed to increased market volatility and uncertainty. Our activities in Poland (through Budimex’s construction business), as a neighboring country to Ukraine, are at an increased risk of being disrupted by the conflict. Although as of the date of this Annual Report, our revenue generated in Poland, which, in 2024, amounted to 23.2% of our revenues was not materially affected as a result of the conflict, the risk that such impact may materialize in the future cannot be excluded. This potential risk has been evidenced by the unattributed missile strike on an area close to Poland’s south-eastern border with Ukraine on December 15, 2022 that killed two people as well as by the disruption in the infrastructures of Poland and Ukraine as a consequence of refugees from Ukraine entering Poland to flee the war and by the transportation of western military equipment to support the Ukrainian front. Another country in which we operate that is close to Ukraine’s borders, and which could be at risk of disruption in operations, is Slovakia, where we hold a concession for the D4R7 Bratislava ring road (although, as of the date of this Annual Report, the impact of the Ukraine conflict in Slovakia has not significantly impacted our Slovak business, other than through an increase of our labor costs due to the decreased access to employees from Ukraine, which constituted a significant market for employees carrying out our projects in Slovakia). Moreover, the situation that began in the Middle East on October 7, 2023, its escalation and any resulting conflicts in the region (such as the attacks on commercial shipping vessels travelling through the Red Sea) could lead to further disruptions in supply chains, higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, increased inflationary pressures and market volatility, among other potential consequences. Additionally, as a result of the Ukrainian and Middle East conflicts, there is also an increased risk of cyber-attacks, and we are particularly exposed to these attacks as a holder of so-called “critical assets,” due to our position as a provider of critical infrastructure services and solutions. Infrastructures are exposed to a variety of existing threats in cyberspace (such as hostile government agencies, hacktivists, insiders, and mafias), which may impact or impede (i) the normal operation of assets, (ii) our ability to generate the expected economic value from our assets, and (iii) our reputation. Any adverse impact on our digital and technological environments or assets as a result of a cyber-attack can result in legal claims, regulatory actions, fines, reputational damage, and significant incident response costs. For more information on our increased risk of cyber-attacks, see “—4. The increase in digitalization and consequently, the increased risk of cyber threats and misuse of quantum technology, may affect our normal operation of assets and our ability to generate expected value, which could have a material adverse effect on our business, financial condition, and results of operations.” Although we do not foresee material effects to our results of operations as a direct result of the Ukrainian and Middle East conflicts, the Construction Business Division is the most vulnerable to such effects due to the potential impact the conflict could have on raw materials within the surrounding area, including cost increases of certain materials and decreasing availability. In contrast, our Toll Roads Business Division has been positively impacted by rising toll rates in those assets with pricing models directly linked to inflation, although it is adversely exposed to possible negative impacts of significant rises of fuel prices on traffic. Finally, unless there is a significant future escalation, no relevant impact is expected in the Airports Business Division other than the aforementioned impact to the Dalaman airport in Turkey due to the scant exposure to passenger traffic (the total number of incoming and outcoming passengers at the airport in a particular period) from these regions in the airports managed by us, although the effects of inflation on ticket prices as a result, among others, of the aforementioned fuel cost increases could have a certain consumer dissuasive effect that could affect our results of operations. For additional information on the worsening of the global economic conditions and their impact on our business, see “—1. Global economic and political conditions have had and in the future could have a material adverse effect on our business, financial condition, results of operations, and prospects and may magnify certain risks that affect our business” In addition, the increase in political tensions worldwide because of the conflict in Ukraine increases the risk of a large-scale armed conflict. In this context, countries tend to boost regional economies at the expense of global integration by applying competition and trade restrictions, sanctions, investment controls, expropriations, or other restrictions, which could lead to a global recession with serious effects on global economy. All of the above factors, as well as any further escalation of the conflict in Ukraine, could have a material adverse effect on our business, financial condition, results of operations, and prospects. viii. The increase in demand for skilled labor in the geographic areas in which we are active makes it more difficult for us to attract and retain talent, which could impact our competitiveness and have an adverse effect on our business, financial condition, and results of operations. The increase in demand for skilled labor (i.e., STEM positions requiring higher education degrees, and more specifically civil, industrial, or computer engineers, which are normally the main positions required for delivering our projects and managing our assets) in our main markets and particularly in FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 258_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

those markets in which the operations of toll roads and other transportation-related construction are concentrated, such as in the United States, Spain, and the United Kingdom, as well as several other western countries, makes it more difficult for us to attract and retain talent, which could impact our competitiveness. We may lose certain business opportunities and may not be able to fulfill certain commitments to clients, such as commitments regarding contractual deadlines or the pre-established quality of work, due to hiring difficulties and/or understaffing in the event of a potential lack or scarcity of qualified staff. This inability to acquire and retain skilled labor and the resulting inability to fulfill contractual requirements could have an adverse effect on our business, financial condition, and results of operations, and may impact our competitiveness. Furthermore, we may experience lower profit margins due to increased labor costs resulting from a higher demand of skilled labor. This could have an adverse effect on our business, financial condition, and results of operations. ix. Regulators and other stakeholders may demand that our business objectives become more sustainable and may be willing to penalize us if we do not meet them, and we could be affected by degradation of ecosystems, which could have a material adverse effect on our business, financial condition, and results of operations. Both regulators and other stakeholders may demand that our business objectives become more sustainable, both from an environmental and social point of view, and may be willing to penalize us if we do not meet their expectations and demands, for example if our activities do not qualify as environmentally sustainable in accordance with the EU Taxonomy for sustainable activities in accordance with Regulation (EU) 2020/852 on the establishment of a framework to facilitate sustainable investment , or in accordance with our own commitments in relation to reduction of CO2 emissions. A misalignment between our strategy and the expectations and demands of regulators and other stakeholders with regards to sustainability would compromise the fulfillment of our growth and investment objectives. Furthermore, increasing demands in connection with sustainability by our stakeholders may result in increase in our compliance costs in this regard. We also run the risk that our subsidiaries may perform work on projects for governments and public institutions that do not meet our environmental standards, potentially impacting protected areas or endangered fauna or flora. In particular, if we are not able to adhere to a call for increased sustainability by certain regulators or stakeholders, we may face penalties by said regulators and stakeholders, including shareholders, suffer damage to our corporate reputation, lose our positioning in sustainability indexes, experience an increase in our financing costs, and experience a negative impact in analysts’ ratings. Furthermore, as a consequence of the financial demands derived from our need to become more sustainable or of our potential failure to become more sustainable, project financing and our access to sources of financing may worsen. Furthermore, if we or our counterparties fail to comply with environmental requirements in the relevant jurisdictions, we may be subject to investigation or litigation and our reputation and business could be adversely affected. For example, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings —4. Legal Proceedings Related to D4R7 project (Slovakia).” In addition, biodiversity plays a key role in the provision of ecosystem services that support the economy and social well-being. The degradation of ecosystems and natural capital entails operational, economic, and reputational risks for the development of business activities. Particularly, we could be affected by the loss of quality of certain ecosystem services, such as the lack of water or the reduced availability of certain raw materials. Any of the above factors could have an adverse effect on our business, financial condition, and results of operations. x. Accidents may occur at our project sites and facilities and at our infrastructure assets, which may severely disrupt our operations and cause harm to our employees or customers, which could in turn have a material adverse effect on our business, financial condition, results of operations, and reputation. Notwithstanding our implementation of health and safety strategies and systems, and the commitment of our top management to invest resources in employee health and safety, the occurrence of low-probability high-impact events, such as accidents, is a material risk to us and these events have taken place in the past and may occur in future. The frequency rate of serious injuries and fatal accidents, calculated by reference to the total number of serious injuries and fatal accidents against the total number of hours worked, has decreased by 26% as of December 31, 2024, compared to December 31, 2022. Nevertheless, this risk remains relevant to us due to, among others, the fact that the risk of an accident is inherent to the nature of our activities, the variability of the subcontractor’s safety cultures, or uncontrolled risks caused by third parties in this respect (e.g. driving behaviors of the general public). Our project sites and facilities, such as toll roads, airports, and construction project sites, may be exposed to incidents such as fires, explosions, toxic product leaks, and other environmental incidents. In addition, these sites and facilities’ respective employees may be exposed to accidents (for example, falling from a significant height, being hit by vehicles and machinery, overturning of heavy equipment, and coming in contact with electricity). Any such accidents may cause death and injury to employees, contractors, and also residents in surrounding areas, and may cause damage to the assets and property owned by us and third parties, as well as damage to the environment. We are also exposed to a risk of negative impacts to our business, financial conditions, and results of operations resulting from various types of damage, including temporary interruption of services as a result of accidents during the course of operations, as well as impacts connected to accidents involving land and air transport, substances, goods, and equipment. If an accident occurs at one of our facilities or project sites, in addition to the internal investigation to be carried out in accordance with our internal policies and protocols, legal proceedings could be initiated by the relevant authorities to identify the causes of the accident and assess any potential civil, labor, or criminal liability. Such legal proceedings could result in the relevant facility or project site being closed while the investigation is conducted, disrupting our operations during the time of such closure. In addition, sanctions may be imposed on us or victims of such accidents may claim compensation from us and hence may expose us to civil liability. Furthermore, accidents may occur on our infrastructure assets to the users of the infrastructures, such as incidents on the toll roads we currently operate, which are more likely when the area is affected by heavy and severe weather events. For instance, there was a multiple vehicle accident on February 11, 2021 on the NTE 35W in Dallas, Texas. The accident involved 133 vehicles and resulted in six deaths and other injuries. As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, of which we indirectly own 53.7%, together with several of our U.S. Companies, have been named parties to 29 claims filed. Of these, three cases have been fully resolved and one additional case has been partially resolved by the parties. Discovery in the other cases is on-going and the court has announced that one of the trials will start on July 20, 2025. Following consultation with external legal advisors, the concession company expects no material impact even in the event of an unfavorable ruling due to the insurance policies in place. Therefore, no provision has been recorded in relation to this event (see “Item 8. Financial Information—A. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_259

Consolidated Statements and Other Financial Information—2. Legal Proceedings—1. Litigation and other contingent liabilities relating to the Toll Roads Business Division”). Any accidents, incidents, and consequential claims for damages, including any reputational damage, and disruptions at our project sites or facilities, or related to our infrastructure assets, could have a material adverse effect on our business, financial condition, results of operations, and reputation. xi. Beneficiaries of guarantees provided by our Group Companies could request their execution, which could have a material adverse effect on our business, financial condition, and results of operations. Some of our Group Companies provide guarantees to cover liability to customers for improper performance of obligations under construction contracts. Such guarantees are subject to potential enforcement by customers if a project were not carried out or failed to meet contractual specifications and requirements. In order to protect ourselves from any exposure arising from potential liability, we obtain guarantees issued by banks and insurance companies to cover such exposure. As of December 31, 2024, the balance of such guarantees amounted to EUR 8,284 million (EUR 8,533 million as of December 31, 2023). Despite the significant amount of guarantees detailed above, the historical impact arising from them has been low, since our Group has to date performed its contractual obligations in accordance with the terms and conditions agreed upon with the customers and has recognized accounting provisions against the results of each contract for potential performance-related risks. However, this may not be indicative of any future potential performance and guarantee enforcement. Should any beneficiary enforce any guarantee, such enforcement will have a specific follow-up investigation to verify whether the request is based on a justified claim. Should a claim be justified, and the guarantees of a relevant or significant amount be successfully enforced, or should multiple guarantees amounting to relevant or significant amounts be successfully enforced simultaneously or within short periods of time, such events may have a material adverse effect on our business, financial condition, and results of operations. xii. We may face increased risks due to climate change, which could have a material adverse effect on our business, financial condition, and results of operations. We may be subject to physical and transitional risks in connection with our activities due to climate change. Physical risks include extreme weather events that may adversely affect our infrastructure and the development of our activity in most of our Business Divisions. In this sense, our infrastructure and business need to adapt to climate change effects and be resilient to extreme weather events. Global trends related to climate change and extreme weather may result in further economic, regulatory, technological, and reputational effects and may require us to reassess our operations. For instance, we may be forced to discontinue certain operations due to physical damage to infrastructure, productivity may decrease under certain extreme weather conditions, and hedging and insurance premiums relating to climatological events may increase. We periodically perform an assessment and quantification of physical and transition risks related to climate change, which include the following: • an increase in the cost of energy, both fossil fuels and electricity, and other raw materials specific to each activity; • a change in customer behavior by users of transportation modes; • an increase in reporting obligations on emissions and other environmental and climate considerations; • the loss of competitiveness in tender processes due to any potential failure to comply with environmental requirements; • new regulations limiting the use of certain modes of transportation, which would have a significant impact on the use of the infrastructure we operate; • increased investor concern about our environmental performance and impact; • lack of availability of technologies for deep decarbonization in some areas (for example, heavy machinery for civil works); • increased maintenance and extraordinary repairs of our infrastructure assets as a result of climatic hazards such as floods, extreme temperatures, heat waves or drought; and • lack of availability of new technologies. Transitional risks, particularly increases in the cost of energy, both fossil fuels and electricity, and other raw materials specific to each activity, and changes in customer behavior users’ transportation modes, may affect our Business Divisions. The above factors could have an adverse effect on our business, financial condition, and results of operations. xiii. Our insurance coverage may not be adequate or sufficient, which could have a material adverse effect on our business, financial condition, and results of operations. In carrying out our activities, which are mainly related to high-value infrastructure assets such as toll roads and airports, we are subject to possible contingent liabilities arising from the performance of various contracts entered into by the Companies within our Business Divisions. To protect ourselves from a number of those contingent liabilities, we have retained insurance cover in relation to: • builders’ risk, property damage and business interruption caused by direct material damage; • general and auto liability; • workers’ compensation and employers’ liability; • directors’ and officers’ liability; • environmental liability; • damage caused by cyber-attacks; and • in the United States, employment practices’ liability. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 260_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Accidents may occur at our infrastructure projects that may severely disrupt the operations and damage our reputation. In particular, our toll roads and other infrastructure assets, such as airports, may suffer damages as a consequence of disruptions caused by natural disasters (as, for example, was the case in connection with a number of toll roads in Chile following the 2010 earthquake), epidemics or pandemics, extreme weather, wars, riots or political action, acts of terrorism, or cybersecurity attacks resulting in losses, including loss of revenue, which may not be compensated for under our insurance contracts, either fully or at all. Furthermore, certain types of the aforementioned losses (generally, those of a catastrophic nature, such as wars, acts of terrorism, earthquakes, and floods), may be uninsurable or not economically insurable. In addition, even if we are adequately insured against potential unexpected events and damages, we may also be unable to recover losses, in part or at all, in the event of insolvency of our insurers. Moreover, there can be no assurance that if our current insurance cover is cancelled or not renewed, replacement cover will be available on commercially reasonable terms, or at all. Any material uninsured or insured, but non-recoverable, losses could have a material adverse effect on our business, financial condition, results of operations, and prospects. xiv. We may face increased scrutiny and changing expectations with respect to sustainability and ESG matters, which could impose additional costs on us, impact our access to capital, or expose us to new or additional risks. Increased focus, including from regulators, investors, employees, clients, competitors and other stakeholders on sustainability or ESG matters may result in increased costs (including but not limited to increased costs related to compliance and stakeholder engagement), impact our reputation, or otherwise affect our business performance. Negative public perception could damage our reputation or harm our relationships with regulators, employees, customers, investors, or other stakeholders if we do not, or are not perceived to, adequately address these issues, including if we fail to demonstrate progress towards any current or future ESG goals. Any harm to our reputation could negatively impact employee engagement and retention, customers’ willingness to do business with us, and investment decisions. At the same time, various stakeholders may have divergent views on ESG practices and the speed of their adoption. This divergence increases the risk that any commitment, position, target or other action or lack thereof with respect to ESG matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. At the same time, certain stakeholders might not be satisfied if we adopt ESG practices at all. Actual or perceived shortcomings with respect to our ESG practices and reporting could negatively impact our business. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices and current or emerging regulatory requirements, including with respect to climate change and sustainability. For example, we operate in various jurisdictions in the U.S. that have adopted or proposed federal and state laws related to sustainability and climate change reporting to which we could eventually become subject. We are currently assessing the potential impacts of the such adopted or proposed laws, as well as other sustainability and climate-related disclosure obligations and evolving legal and regulatory requirements, to which we may be subject. Further, not complying with enhanced sustainability and climate-related disclosure requirements could lead to reputational or other harm to our relationships with regulators, employees, customers, investors, or other stakeholders. In addition, various organizations have developed ratings to measure the performance of companies on ESG topics, and the results of some of these assessments are widely publicized. Such ratings are used by some investors to inform their investment and voting decisions. Many investors have created their own proprietary ratings that inform their investment and voting decisions. Unfavorable ratings of our Group or our industry, as well as omission of inclusion of our stock into ESG-oriented investment funds, may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our stock price and our access to and cost of capital. xv. Acts of violence, geopolitical unrest, catastrophic events, extreme weather conditions and health emergencies may disrupt our business. Labor discord or disruption, geopolitical events, social unrest, war, terrorism, political instability, acts of public violence, boycotts, hostilities and social unrest, and health emergencies that lead to avoidance of public places or cause people to stay at home could harm our business. Our operations, particularly those in the Airports and Toll Roads Business Divisions, cover a broad geographic scope and are subject to many hazards and operational risks, including a risk of disruptions due to terrorist attacks, or other acts of violence or geopolitical unrest and similar events. Any geopolitical unrest, including the current situation in the Middle East, is likely to adversely affect the airport passenger traffic and, consequently, our results in the Airports Business Division. In the event of a terrorist attack or catastrophic event (such as fire, power loss, telecommunications failure or cyber-attack) we may be unable to continue operations and may endure system interruptions, reputational harm, breaches of data security, and loss of critical data, all of which could have an adverse effect on future operating results. Moreover, we do not have insurance coverage to cover all of our liabilities related to such hazards or operational risks. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations. Additionally, natural disasters, catastrophic events, or other emergencies may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. For example, extreme weather conditions in areas in which we operate, such as hurricanes, high winds, flooding, water scarcity or drought, extreme heat and cold, snow or ice storms and other extreme weather events, as well as disease outbreaks or pandemics or other health emergencies, as well as major earthquakes or fires (including in each case the reactions of governments, markets, and the general public), may result in a number of adverse consequences for our business, operations, and results of operations, many of which are beyond our control. In addition, we rely on the stable provision of utilities such as telecommunications, power and water that are subject to disruption or increased costs due to such events, which may cause significant operational disruptions or cause our operating costs to increase significantly, and we may endure property loss, reputational harm, breaches of data security, and loss of critical data due to such events, any of which could harm our business, results of operations, and financial condition. xvi. Our business and operations may be adversely affected by violations of applicable anticorruption laws, in particular the U.S. Foreign Corrupt Practices Act, the EU anti-corruption legislation, the United Kingdom Bribery Act, or similar worldwide anti-bribery laws. Our international operations require us to comply with international and national laws and regulations regarding anti-bribery and anti-corruption, including the U.S. Foreign Corrupt Practices Act, the EU anti-corruption legislation, the United Kingdom Bribery Act, or similar anti-bribery laws that FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_261

may be applicable to our business. These laws and regulations, for example, prohibit improper payments to foreign officials and private individuals for the purpose of obtaining or retaining business and may include reporting obligations to relevant regulatory and governmental bodies. The scope and enforcement of anti-corruption laws and regulations may vary. However, many of such laws and regulations have a broad extraterritorial reach. Some of the markets in which we operate have experienced governmental corruption to some degree, and some of them are high risk markets. Therefore, in certain circumstances, strict compliance with anti-bribery laws and reporting obligations may conflict with local customs and practices. In addition, we use third parties, such as joint venture partners, in these high-risk markets, which pose an inherent risk to strict compliance with anti- bribery and anti-corruption laws. Our compliance programs, internal controls, policies, and procedures may not have always protected and, in the future, may not always protect us from reckless or negligent acts including bribery of government officials and private individuals, petty corruption, and misuse of corporate funds committed by our employees or associated third parties, particularly given our decentralized nature and our use of joint venture arrangements. Violations of these laws, or allegations of such violations, may lead to fines, findings of criminal responsibility, or harm to our reputation, disrupt our business, and could result in inaccurate books and records, each of which may have a material adverse effect on our business, results of operations, financial condition, and prospects. For some examples of the potential materialization of this risk, see “—2. Risks Related to Legal, Regulatory, and Industry Matters—3. We are subject to litigation risks, including claims and lawsuits arising in the ordinary course of business, which could have a material adverse effect on our reputation, business, financial condition, and results of operations”. xvii. We may be required to bear the costs of tendering for new contracts, contract renewals, and/or extensions with no control over the selection process nor certainty of winning the tender, which may adversely affect our business, financial condition, results of operations, and prospects. A substantial portion of our work is subject to competitive tender processes. It is difficult to predict whether we will be awarded contracts due to multiple factors such as qualifications, experience, reputation, technology, customer relationships, financial strength, and ability to provide the relevant services in a timely, safe, and cost-efficient manner. Bidding costs associated with tendering for new contracts, extensions in the scope of work, or renewals of existing contracts can be significant and may not necessarily result in the award of a contract. Furthermore, preparation for bids occupies management and operating resources. If we fail to win a particular tender, bidding costs are generally unrecoverable. We participate in a significant number of tenders each year and the failure to win such tenders may adversely affect our business, financial condition, results of operations, and prospects. xviii.We are dependent on the continued availability, effective management, and performance of subcontractors and other service providers, the absence of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. In the ordinary course of operations, we rely on subcontractors to provide certain services. As a result, our business, financial condition, results of operations, and prospects may be adversely affected if we are not able to locate, select, monitor, and manage our subcontractors and service providers effectively. Additionally, subcontractors to whom we have awarded work may become insolvent, which would require us to select a new subcontractor at the risk of delays and/or at higher cost. For example, in the Construction Business Division, billing by subcontractors and services providers represented 76.2% of the total operating cost for the year ended December 31, 2024. If we are not able to locate, select, monitor, and manage subcontractors and service providers effectively, our ability to complete contracts on schedule and within forecasted costs to the requisite levels of quality could be adversely impacted and there may be a material adverse effect on our business, financial condition, results of operations, and prospects. xix. We may face risks related to past and future acquisitions or divestments, which could have a material adverse effect on our business, results of operations, and financial condition. We deploy capital in mergers and acquisitions from time to time. This deployment is subject to various general risks, including: • the inability to sufficiently integrate newly acquired businesses; • the inability to achieve the anticipated benefits from the acquisition; • a loss of critical talent; • the transmission of actual or potential liabilities in connection with such past or future acquisitions including, but not limited to, third-party liability and tort claims; • claims or penalties as a result of breach of applicable laws or regulations; • financial liabilities relating to employee claims; • claims for breach of contract; • claims for breach of fiduciary duties; • employment-related claims; • environmental liabilities; • tax liabilities; or • cybersecurity incidents. For example, we may be subject to environmental liabilities at sites we acquire even if the damage relates to activities prior to our ownership of such sites. Although acquisition agreements may include covenants and indemnities in our favor, these covenants and indemnities may not always be insurable or enforceable, or may expire or be limited in amount, and we may have disputes with the sellers or guarantors, who might become insolvent, regarding their enforceability or scope. In addition, we may be unable to cost-effectively integrate the new activities from an acquisition into our business and realize the performance that we anticipate when acquiring a business. Acquired companies may have lower profitability or require more significant investments than anticipated, which could affect our profitability margins. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 262_INTEGRATED ANNUAL REPORT 2024. 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As part of our strategic plans, we may also from time to time divest businesses or assets we no longer deem profitable or in strategic alignment. For example, on December 12, 2024, the Group completed the divestment of the Group’s 19.75% stake in Heathrow airport, retaining a 5.25% stake. On February 26, 2025, we announced that a binding agreement has been reached for the sale of that 5.25% remaining stake. Furthermore, on January 28, 2025, we completed the sale of our entire stake in AGS Airports. For additional details on our divestments, see “Item 4. Information on the Company —A. History and development of the Company —1. Summary of Historical Investments and Divestments Any failure to complete our planned divestments in timely manner or on favorable terms, could have a material adverse impact on our assets, profitability and business operations. Furthermore, if we are unable to complete the expected divestments in a timely manner it may also impact our brand and reputation. We are also subject to risks related to the divestment process, in particular with regard to warranties and indemnities given within the scope of such process and any other potential seller’s liability under the applicable law. Specifically, we may remain subject to potential environmental liability in relation to entities and businesses we no longer own due to covenants and indemnities in favor of such entities or the entities’ purchasers under the relevant sale agreements and related transaction documents. Environmental, health, and safety requirements and regulations and labor disputes could affect not only activities in connection with businesses that have been acquired and are in operation, but also activities at businesses that have been divested or that will be acquired or divested in the future. As a result, past and future acquisitions and divestments expose us to potential losses and liabilities, and lower than anticipated benefits, which could have an overall material adverse effect on our business, results of operations, and financial condition. xx. We have experienced, and expect to continue to experience, quarterly fluctuations in our results of operations. Our results of operations have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so that period-to- period comparisons of our results of operations may not be meaningful. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may be difficult to predict. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to: • Unforeseen extraordinary events, such as natural disasters, geopolitical events like the recent Ukraine and Middle East conflicts, pandemics like COVID-19, or accidents at our project sites and facilities could have a significant impact in our infrastructure assets demand, or result in a reduction in construction activity, negatively impacting our financial results. • Regulatory changes in the highly regulated environments in which we operate, such as decisions taken by governmental authorities, like the unilateral termination of a concession agreement that, although rare, could adversely affect our financial results. • Internal update of contract end results. We periodically perform a complete review of contract end results for our construction activities. The complexity and size of some of our contracts and the existing risks inherent to them may lead to contract end losses arising between quarterly financial results, which would have a negative impact in our financial results. • Seasonality. Typically, construction activity will be higher over the spring and summer months, due to improved weather conditions. Toll roads traffic and passengers demand will generally also be higher during spring and summer. Thus, we may expect our second and third quarters revenues to be higher than that of other quarters. • Dividends collected from infrastructure assets, which may vary significantly from quarter to quarter due to various factors, including project debts refinancing, and traffic levels. • Non-recurring events, such as acquisitions, divestments, potential claims and legal disputes, or legal settlements may have a significant impact in our financial results, especially in our cash flow generation. • Other events impacting the normal operations of our assets, such as cyber-attacks. Any significant fluctuations to our quarterly results of operations could adversely affect our operations, financial reporting and/or results of operations and affect the price of our ordinary shares. xxi. Risks relating to the Toll Roads Business Division a. Reduced vehicle use on the toll roads operated by our toll roads concession companies may adversely impact our business, results of operations, and financial condition. If our concession companies are unable to have an adequate level of vehicle traffic on their toll roads in the future, our toll receipts and profitability will suffer and a prolonged and significant reduction in traffic could result in the bankruptcy of a specific project or concession. The tolls collected by the concession companies on their toll roads depend on the number of vehicles using such toll roads, their capacity to absorb traffic, their toll rates, and the existence of competing alternative roads. In turn, traffic volumes and toll receipts depend on a number of factors, including economic growth, toll rates, the quality, convenience, and travel time on competing roads, toll-free roads or toll roads that are not part of our portfolio, the increase in capacity of those competing roads, the quality and state of repair of the toll roads, the economic climate and fuel prices, environmental legislation (including potential measures to restrict internal combustion engine vehicle use and/or incentives to electric vehicles), and the viability and existence of alternative means of transportation, such as air and rail transport, buses, and urban mass transportation. In addition, traffic volumes and toll revenues may be affected by the occurrence of natural disasters and other exceptional events such as earthquakes, forest fires, and meteorological conditions in the countries in which our concession companies operate (for example, in Canada and some of the Texas lanes, where climate disruptions caused by usual winter conditions, as it pertains to the former, and unusual winter conditions, as it pertains to the latter, have affected the operation of the assets in the past). Measures taken by governments in response to potential future pandemics similar to COVID-19 may also have an adverse impact in this respect due to the travel restrictions and the institution of social distancing measures (see “—15. Acts of violence, geopolitical unrest, catastrophic events, extreme weather conditions and health emergencies may disrupt our business”). For example, a specific financial risk regarding toll roads usage in connection with 407 ETR exists. The concession agreement relating to the 407 ETR provides that certain 407 ETR annual traffic levels are to be measured against annual minimum traffic thresholds prescribed by Schedule 22 to the concession agreement and which are increased annually up to a pre-established lane capacity. If the actual annual traffic level measurements are below the corresponding pre-established traffic thresholds, certain amounts calculated under the concession agreement are payable to the province of Ontario, Canada, in the following year. In April 2020, an amount of CAD 1,775,000 (EUR 1,199,338) corresponding to 2019 traffic calculations was paid to the province of Ontario. In 2020, annual minimum traffic thresholds prescribed by Schedule 22 could not be met due to COVID-19. We agreed with the province of Ontario that COVID-19 should be considered a force majeure event under the provisions of the 407 ETR concession agreement FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_263

and, therefore, we were not subject to further payments for below-threshold traffic levels for the duration of 2020 and until the end of the force majeure event. We were also in agreement with the province of Ontario that the force majeure event should terminate at such time when the traffic volumes on 407 ETR reached pre-pandemic levels (pre-pandemic levels measured as the average traffic volume during the 2017 to 2019 period) or when there was an increase in toll rates or user charges pursuant to the terms of the concession agreement, which is a unilateral decision of the concession company. During 2021, 2022, and 2023, the force majeure event has continued to apply, as neither the toll rates have been raised nor have the traffic levels reached the average traffic volume during the 2017 to 2019 period. On December 29, 2023, the concession company announced a new toll rates schedule that increases the 407 ETR rates starting in February 2024. As a result, the force majeure event will terminate as set forth in the 407 ETR concession agreement with the province of Ontario and the concession company will be subject to payments for below- threshold traffic levels, if applicable, commencing in 2025, with a potential first payment due in early 2026. There is a risk that a substantial payment may be required by the concession company to the province of Ontario as a result of the termination of the force majeure event, if annual traffic level measurements are below the pre-established traffic thresholds, as described above. For the year ended December 31, 2024, our net profit from the Toll Roads Business Division was EUR 663 million, representing 19.0% of our total net profit (compared to EUR 548 million for the year ended December 31, 2023, representing 107.2% of our total net profit). Similarly, our Adjusted EBITDA from the Toll Roads Business Division was EUR 918 million, representing 68.4% of our total Adjusted EBITDA (compared to EUR 799 million for the year ended December 31, 2023, representing 80.6% of our total Adjusted EBITDA). We received EUR 895 million in dividends from our toll roads assets (an increase of 27.0%, compared to EUR 704 million in dividends from our toll roads assets for the year ended December 31, 2023). The revenues generated by, and dividends distributed from, our Toll Roads Business Division are dependent in part on our toll rates, with the toll rate structure being usually established under each individual concession agreement. If we are unable to maintain an adequate level of traffic or traffic toll rates, our business, financial condition, and results of operations may be adversely affected. xxii. Risks relating to the Airports Business Division a. Our aeronautical and non-aeronautical income is subject to risks related to a reduction in flights, passengers, or other factors outside our control, which could have a material adverse effect on our business, financial condition, and results of operations. In relation to our Airports Business Division, the number of passengers using the Dalaman airport (together with the New Terminal One at John F. Kennedy International Airport, once operational (“NTO at JFK” or “NTO”, the “Airports”), which is a direct driver of the Airports Business Division’s results, may be affected by a number of factors, including: • adverse macroeconomic developments (including changes in fuel prices and currency exchange rates), whether affecting the global economy or the domestic economies of the countries in which the Airports are located; • an increase in airfares; • large-scale epidemics or pandemics, which could have an adverse impact due to potential travel restrictions, quarantine requirements, and social distancing measures in the countries in which the Airports are located; • heightened geopolitical tensions or war such as the conflicts in Ukraine, the Middle East and any associated sanctions, which may disrupt the operations of airlines and the Airports; • the development of efficient and viable alternatives to air travel, including the improvement or expansion of existing surface transport systems, the introduction of new transport links or technology, the increased use of communications technology or the obsolescence of the technologies used; • route operators facing financial difficulties or becoming insolvent; • an increase in competition from other airports or terminals, including the risk of increase of capacity of these airports and terminals; • decisions by airlines regarding the number, type, and capacity of aircraft (including the mix of premium and economy seats), as well as the routes utilized; • implementation of additional security measures or new security equipment; • changes in domestic or international regulation, for instance international trade liberalization developments, such as Open Skies, or government intervention; • disruptions caused by natural disasters, extreme weather, riots, or political action or acts of terrorism or cybersecurity threats and attacks; • restrictions on the use of certain aircraft imposed by national regulatory safety bodies; • efforts to decarbonize air travel, including potential limitations to airline and airport capacity; and • new taxes that could affect flight demand. There can be no guarantee that the Airports’ contingency plans will be effective in anticipating and addressing the effects of the factors listed above. Any of these factors could negatively affect the Airports’ reputation and day-to-day operations and may result in a decrease in the number of passengers using the Airports, which in turn could have a material adverse effect on our business, financial condition, and results of operations. A prolonged and significant reduction in passenger volume could result in the bankruptcy of a specific project or concession. Passenger numbers and the propensity of passengers to spend in the restaurants and shops located within the Airports also drive retail concession fees. Changes in the mix of long- and short-haul and transfer and origin and destination passengers, economic factors, retail tenant defaults, lower retail yields on lease renegotiations, and redevelopments or reconfigurations of retail facilities at the Airports may also affect levels of retail income at the Airports. Occurrence of any of these circumstances may result in: • a temporary or permanent decline in retail concession fees; • reduced competitiveness of the airport retail offering; • stricter hand luggage and other carry-on restrictions; and FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 264_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

• reduced shopping time as a result of more rigorous and time consuming security procedures. Non-aeronautical income could decline as a result of a decrease in demand from airport users, such as car rental operators and airlines leasing check- in counters. As a general matter, passenger and cargo traffic volumes and air traffic movements depend on many factors beyond our control, including economic conditions in the countries in which the airports are located, the political situation in those countries and globally, public health crises, the attractiveness of the destinations that the Airports serve relative to those of other competing airports, fluctuations in petroleum prices, disruptions of global debt markets and changes in regulatory policies applicable to the aviation industry. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations. a. The successful implementation of the capital investment program of NTO and/or the investment in any other significant asset are subject to, among others, risks related to unanticipated construction and planning issues, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. The capital investment program of NTO at JFK, includes major construction projects and is subject to a number of risks. Furthermore, NTO is also a significant design and construction endeavor, with multiple milestones and a schedule that contemplates completion in phases; as with any major construction effort, the project involves many risks that could result in cost overruns, in delays or in a failure to complete the project. Difficulties in obtaining any requisite permits, consents (including environmental consents), licenses, planning permissions, compulsory purchase orders, or easements could adversely affect the design or increase the cost of the investment projects or delay or prevent the completion of the project or the commencement of its commercial operation. We may also experience difficulties in coordination with other projects at JFK, which could affect our schedule or impact our cost. Although contractors typically share in cost and schedule risks, NTO may face higher-than- expected construction costs and delays and possible shortages of equipment, materials, and labor due to the number of major construction projects in the New York area, respectively. The commencement of commercial operations of a newly constructed facility may also give rise to start-up problems, such as the breakdown or failure of equipment or processes, failures in systems integration or lack of readiness of airline operators, closure of facilities, and disruptions of operations and compliance with budget and specifications. The ability of contractors to meet their financial or other liabilities in connection with these projects cannot be assured. The construction contract of NTO contain restricted remedies or limitations on liability such that any such sums claimed or amounts paid may be insufficient to cover the financial impact of breach of contract. The failure of NTO to recognize, plan for or manage the extent of the impact of construction projects could result in projects overrunning budgets, operational disruptions, capital expenditure trigger rebates to airlines, unsatisfactory facilities, safety and security performance deficiencies, and higher-than- expected operating costs. Any of these risks could affect NTO’s day-to-day operations and impact our reputation and, consequently, have a material adverse effect on our business, financial condition, and results of operations. These unanticipated construction and planning issues are not the only issues that could affect the successful implementation of the capital investment program of NTO. For example, in deciding to commit to certain investments in connection with airports, we make certain forecasts and projections, including projections of traffic flows, which are based on assumptions that we believe are reasonable. Revenues of NTO may be affected by the economic condition of the airline industry, which is highly competitive and volatile (sensitive to a variety of factors, including cost and availability of fuel, aircraft, general economic conditions, international trade, governmental regulation, disruption caused by accidents, acts of war, terrorism, or similar events). The NTO revenues may also be affected by the capacity and competition by other competing JFK terminals and airports. In a highly competitive environment the revenues of NTO will also depend on traffic demand for New York and JFK in particular and the capacity of the NTO to attract airlines to operate in its terminal, as well as the capacity of such airlines to bring sufficient traffic to the terminal and to comply with their obligations (in particular, financial obligations) under their airlines’ use agreements with NTO. As NTO is also competing with other terminals within JFK airport for international traffic; the overall demand at JFK and NTO’s ability to compete with other terminals at the same airport will determine NTO’s success in generating revenues. The competitive landscape and demand would also determine the prices charged by NTO and other terminals to the airlines. A very competitive situation with limited demand and spare capacity could lead to price reductions which would also affect NTO business performance. Any differences between our forecast and projections and actual results of NTO or any other assets could adversely affect our business, results of operations, prospects, and financial condition. In particular, as the project is still under construction, NTO’s actual results have a greater likelihood to differ from the forecasts and projections made at the outset, such that revenues generated from the operation of the new terminal facilities may be insufficient to support our investment obligations at NTO. Another risk that should be considered when analyzing NTO’s performance is the fact that it will still need to go through two subsequent phases (Phase B1 and Phase B2) to accommodate the terminal to traffic needs. Phase B1 and Phase B2 need to go through design, construction and Port Authority and other governmental approvals and therefore the costs of such expansions and any variations with respect to the initial plans and their impact in costs and revenues are also risks which may affect NTO’s financial performance. The schedule for the opening of new gates under each of these phases will also depend on the traffic demand evolution and the availability of investment financing for each of them (as well as on regulations applicable from time to time affecting JFK airport or air traffic in general). xxiii.Risks relating to the Construction Business Division and aspects of our Energy Business Division a. Difficulties in securing private sector projects may adversely affect our business, financial condition, results of operations, and prospects. Procurement by private sector companies has in the past sometimes decreased, and could decrease in the future, as a result of the effects of the economic downturn. Difficulties in securing private sector projects as a result of such decreases may adversely affect our business, financial condition, results of operations, and prospects. In addition, private sector companies may be forced to halt projects that are already underway due to a lack of funds, or they may decide to delay or abandon studies of potential projects while they await more favorable investment conditions. Whilst standard practice in the private sector is for the construction company to be paid as the works are executed, we are exposed to loss of revenue if such works are delayed or cancelled. Such risks are also relevant in the energy construction and energy efficiency service activities of the Energy Business Division. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_265

Reductions in project procurement and delays in the completion of projects by the private sector may adversely affect our business, financial condition, results of operations, and prospects. b. Any failure to meet construction project deadlines and budgets may have a material adverse effect on our business, financial condition, results of operations, and prospects. There are certain risks that are inherent to large-scale construction projects, including energy construction projects, such as supply chain shortages and increased costs of materials, machinery, and labor. If any of our contractors and sub-contractors fail to meet agreed deadlines and budgets, or if there are any interruptions arising from adverse weather conditions, unpredictable geological conditions, or unexpected technical or environmental difficulties, there may be resulting delays and excess construction costs. Contractor and sub-contractor liability clauses, included in most standard construction agreements entered into with contractors and sub-contractors, generally cover these situations, although they may not cover the total value of any resulting losses. In the event of construction delays, we may receive revenues later than expected and could face penalties and even contractual termination. These eventualities could increase our expenses and reduce our income, particularly if we are unable to recover any such expenses from third parties under our concessions, in which case our business, financial condition, results of operations, and prospects may be materially adversely affected. xxiv.Risks relating to the Energy Business Division a. Energy price volatility and difficulties in securing long-term off-take agreements could have a material adverse effect on our business financial condition, results of operations and prospects. Our renewable energy generating facilities operate in a volatile price environment that is impacted by external factors such as commodity prices (gas, GHG emissions where applicable, etc.) that are not under the reasonable control of the Company. In that context, counterparties might be disincentivized punctually to close long term off-take agreements. The failure to close such kind of arrangements may have an impact on our ability to stabilize and have predictable cash flows and therefore reach the expected rates of return in our investments. xxv. Risks relating to other business lines a. The triggering of performance guarantees in relation to our waste management plants in the U.K. could have a material adverse effect on our business, financial condition, and results of operations. We operate waste treatment at four sites in the United Kingdom with the majority of the facilities operated under four different concession contracts with different local authorities and scheduled to expire between 2026 and 2043. All four contracts are in their operational phase. Certain of our contracts include parent company guarantees relating to the performance of the associated underlying contractual arrangements. As of December 31, 2024 the maximum value supported by these guarantees amounted to GBP 295 million (EUR 357 million); however, this value is not capped in the event of fraud, willful default, or criminal conduct or abandonment. This waste management business was originally developed and operated by the Amey Group (“Amey”) and the obligations under certain of the contracts were guaranteed by Amey and by Cespa, S.A. (the parent company of the waste treatment business in Spain) (“Cespa”). However, it was carved out of Amey prior to its sale in 2022. Therefore, we are responsible for delivering the existing contracts and for the liabilities that may arise under the associated parent company guarantees. The Group has indemnified the purchasers of each of Amey and Cespa for any losses suffered in relation to the parent company guarantees prior to their full formal transfer to us. Certain of the facilities have encountered issues in relation to their construction and operation. As of December 31, 2024, we recognized a provision for future losses in the amount of GBP 22 million (EUR 26 million). This provision does not include overhead costs of the business which in the year 2024 amounted at GBP 8 million (EUR 9 million). The occurrence of further issues in connection with the operation of the waste treatment facilities may trigger the performance guarantees and materially and adversely affect our results of operations and wider financial condition. b. We provide services to a limited number of customers in the mining sector in Chile, which is a highly regulated sector and is subject to risks. As further discussed in “Item 4. Information on the Company—B. Business Overview—10. Regulatory Environment—7. Support services to the mining industry,” we provide services to the mining sector in Chile. Mining is a highly-regulated activity, in large part due to its inherent risks to health and safety. Health and safety standards in this sector are particularly stringent. Changes in laws, regulations and standards applicable to our businesses or the business of our customers could increase our costs of doing business, which could have a material adverse effect on our results of operations. Furthermore, any accidents or related our operations may damage our reputation and expose us to claims and litigation, increased insurance premiums or otherwise adversely impact our operations. Currently we provide our services in this sector in Chile to a limited number of large mining companies that focus on extraction and refinement of copper. Any factors that could impact our clients’ financial condition or demand for our services, such as international copper prices, a downturn in the copper mining industry due to lower demand, higher competition or other factors, could materially impact the need for our services and, in turn, have an adverse effect on our business, financial condition, and results of operations. Furthermore, mining services and our activities in this sector are labor intensive. Any changes in legislation that may impact labor costs, increases in salaries or lack of availability of qualified labor force could lead to increases in costs that we may not be able to pass on under our contracts in the short-term and to non-compliance with requirements under our existing contracts. Any of the above-mentioned factors could materially and adversely affect our business, financial condition, and results of operations. 2. Risks Related to Legal, Regulatory, and Industry Matters i. We operate in highly regulated environments that are subject to changes in regulations and are subject to risks related to contracts with government authorities, which could have a material adverse effect on our business, financial condition, and results of operations. General and industry-specific considerations. We must comply with both (i) specific aviation, toll road, waste management and treatment, public procurement, and construction and energy sector regulations, as well as (ii) general regulations in the various jurisdictions where we operate. Each FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 266_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

jurisdiction where we provide our services has a different risk profile and may present different risks, including political and social tensions, locations with limited access, legal uncertainty, local content requirements, increased tax pressures, or heightened complexity of the profit margin allocation process. The current geo-economic context has and may further encourage economic policies aimed at prioritizing national or regional interests, and increasing fiscal pressure in some markets. These interventions could affect asset management and the development of future projects. For instance, energy sector is usually highly regulated. Changes in energy markets regulation can have a material adverse effect in both short-term and long-term results of the business, as they can lead to variation in the financial condition as well as income and costs of operation of the projects. Transfer of change in law impacts may not be contemplated in the contractual documents of the affected project and transfer of such detrimental impact to the clients may not always be feasible or may result in a dispute with the clients. The rise of protectionist policies and political instability in some areas where we operate may lead to regulatory changes that adversely impact management of assets and expose us to new risks, a risk which has been accentuated by the macroeconomic situation generated by the conflicts in Ukraine and the Middle East. Any regulatory changes in the sectors where we operate could adversely affect our business, financial condition, and results of operations. Environmental considerations. In the countries where we operate, there are local, regional, national, and supranational bodies which regulate our activities and establish applicable environmental regulations. These laws may impose strict liability in the event of damage to natural resources, pollution over established limits, or threats to public safety and health. Strict and/or criminal liability may mean that we could be held jointly and severally liable with other parties for environmental damage regardless of whether we have acted negligently, or that we owe fines whether or not effective or potential damage exists or is proven. Significant liability could be imposed on us for damages, clean-up costs, or penalties in the event of certain discharges into the environment and environmental contamination and damage, as has occurred in the past. Granting and retention of concessions. Our concessions are granted by governmental authorities and are subject to special risks, including the risk that governmental authorities will take action contrary to our interests or rights under the concession agreements, which has occurred in the past and may take place in future (this includes, and has included in the past, unilaterally terminating, amending or expropriating the concessions on public interest grounds, or imposing additional restrictions on toll rates). This risk is especially relevant in infrastructure assets, where we enter into most of our agreements with governmental authorities. Under these concession development agreements or facility agreements, typically, the relevant government authority, as the concession grantor or lessor, has, in addition to other termination rights for concessionaire default, certain judicial rulings and other specified matters, a right to terminate the concession/ lease unilaterally if such governmental authority determines that such termination is in its best interests, oftentimes referred to as a right to terminate for convenience. In the past such termination rights have been exercised in respect of infrastructure assets and related contractual regimes, and in respect of a limited number of similar concessions in the United States. In the event that such termination for convenience right is exercised a government authority is typically required to make a payment to the relevant concessionaire as compensation for such termination. For example, the 407 ETR, I-77 and I-66 concession contracts stipulate that compensation in the event of termination for convenience will be at fair market value plus any reasonable costs and expenses incurred due to the termination. Additionally, under our agreements with the Texas Department of Transportation in respect of our infrastructure assets in Texas, the amount payable to the relevant concessionaire in respect of any such exercise will typically require a payment that is calculated by reference to the fair market value of the concession, the outstanding or initial debt incurred in respect of such concession and/or a guaranteed equity return plus outstanding or initial debt. Although the agreements regulating such concessions establish both the method and formula for the calculation of the applicable compensation amount, disputes may arise between the parties as to the ultimate amount of such compensation, the method used to calculate the same or related interpretation of the contract and applicable provisions. Furthermore, with respect to airport assets, the concession grantors typically may also terminate the concession unilaterally in circumstances where no breach or omission by the concession operator has occurred. In the case of the airport assets within the portfolio of the Airport Business Division, the only concession agreement that expressly allows the administration to terminate the concession unilaterally is the concession agreement for the operation of the airport terminals at Dalaman. Under this contract, in the event of a unilateral termination, the administration must pay to the concessionaire a termination fee for the loss of income corresponding to the remaining concession period at the time of termination, as determined by independent international audit firms. Should any actions such as the above be taken by government authorities in any of the jurisdictions in which we operate, there is no certainty that adequate compensation for any losses arising from such risks will be provided by the relevant government, which could have a material adverse effect on our business, financial condition and results of operations. Development of complex infrastructures. We operate in sectors (toll roads, energy and airports) where a relevant part of our pipeline depends on public awards for the development, improvement and/or operation of complex infrastructure. The construction, revamping and entering into operation of such infrastructure assets usually comprises a wide range of requirements to be fulfilled, such as administrative and environmental permits, land access, rights of way, as well as construction and interconnection requirements. Potential delays in any of those, may result in us not completing construction or not entering into operation within the deadlines set forth by the relevant authority, which may lead to adverse consequences. ii. We operate in highly regulated environments and are subject to risks related to the granting of permits and rights-of-way and securing land rights, which could have a material adverse effect on our business, financial condition, and results of operations. Approvals, licenses, permits, and certificates. We require various approvals, licenses, permits, and certificates in the conduct of our business. We cannot assure that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, and certificates required for the conduct of our business, nor that we will continue to satisfy the conditions under which authorities grant such authorizations. In addition, there may be delays on the part of the regulatory, administrative, or other relevant bodies in reviewing our applications and granting the required authorizations. If we fail to obtain or maintain the necessary approvals, licenses, permits, and certificates required for the conduct of our business, we may lose contracts or be required to incur substantial costs or suspend the operations of one or more of our projects. Furthermore, to bid, develop, and complete a construction project or an energy project, we may also need to obtain permits, licenses, certificates, and other approvals from the relevant administrative authorities. We cannot assure that we will be able to obtain or maintain such governmental approvals or fulfill the conditions required for obtaining the approvals or adapt to new laws, regulations, or policies that may come into effect from time to time, without FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_267

undue delay or at all. Obtaining environmental permits and the acquisition of the relevant rights-of-way are key elements in the pre-construction phase of many toll roads and transmission line or energy generation projects in which we are or may be involved in the future. Land rights and related governmental action. Additionally, we may not be able to secure, timely or at all, the land rights we need to obtain to build or extend the toll roads, develop the infrastructure assets, or develop energy infrastructure projects for the concessions in which we have an interest. Securing such land rights is generally dependent on governmental action, as it often involves governmental authorities taking action to expropriate the land on which the relevant infrastructure asset is to be constructed. The entry into force of new regulations and the imposition of new or more stringent requirements as part of permits or authorizations, or a stricter application of existing regulations, may cause delays or increase our costs or impose new responsibilities, leading to lower earnings and liquidity available for our activities and the business, in turn materially adversely affecting our financial condition and results of operations. iii. We are subject to litigation risks, including claims and lawsuits arising in the ordinary course of business, which could have a material adverse effect on our reputation, business, financial condition, and results of operations. We are, and in the future may be, a party to judicial, arbitration, and regulatory proceedings. We are exposed to risks derived from potential lawsuits or litigation of different kinds arising, including in the ordinary course of business. In relation to these legal risks, and according to prevailing accounting standards, when such risks are deemed probable, we must make accounting provisions. When such risks are less likely to materialize, we recognize contingent liabilities. For description of our potential significant liabilities, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings” and Note 6.5.1 (Litigation) to the Audited Financial Statements. For example, as of December 31, 2024, our litigation and tax provisions amounted to EUR 182 million, including provisions of EUR 97 million to account for possible risks resulting from lawsuits and litigation in progress. The litigation provision amount remained relatively stable compared to the previous year. Our business strategy is to focus on technically complex projects with long periods of maturation and the development of which, due to such long period of maturation, may result in non-compliance with agreed quality levels and committed deadlines. Any such non-compliance or perceived non- compliance risk may give rise to disputes with clients, counterparties, partners, or stakeholders and potential litigation. In addition, the budgetary constraints faced by some of our public clients may increase their need or willingness to litigate, and consequently increase our exposure to the risk of contractual disputes on construction and maintenance projects, as has been the case in the past with regards to certain of our projects in the United Kingdom, which can negatively impact our return on investment. Several types of claims may arise in connection with this risk, including: • claims relating to compulsory land purchases required for toll roads construction; • claims relating to acts, errors, omissions, or to defects in construction projects performed or services rendered; • claims for third party liability in connection with the use of our assets or the actions of our employees; • employment-related claims; • environmental claims; and • claims relating to tax inspections. Also, criminal claims against our employees may arise, such as the proceedings relating to potential irregularities in tenders organized by the Warsaw Municipal Wastewater Treatment Works for contracts for municipal waste disposal. For further information on this matter, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings —4. Matters previously reported —FB Serwis (Poland).” An unfavorable outcome, including an out-of-court settlement, in one or more of such disputes or proceedings beyond our total litigation provisions, as well as material new claims and proceedings, could have a material adverse effect on our reputation, business, financial condition, and results of operations. 3. Risks Relating to Our Structure and Financial Risks i. The Company is a holding company with no direct cash generating operations and relies on our operating Group Companies to provide itself with funds necessary to meet its financial obligations, which could have an adverse effect on our business, financial position, results of operations, and prospects. The Company is a holding company with no material, direct business operations. The principal assets of the Company are its equity interests in the Group Companies. The Company depends on our operating Group Companies to meet its financial obligations, including its expenses as a publicly traded company and the payment of dividends. The funds the Company receives from our Group Companies are in the form of dividend distributions, loans, and other payments. Regarding our Companies’ dividend distributions, the amount and timing of such distributions will depend, among other factors, on the laws of our operating Group Companies’ respective jurisdictions, their operating performance, the decisions of other shareholders of such entities, any restrictions arising in connection with any anticipated actions from the rating agencies, as well as any financing arrangements entered into by such Group Companies which restrict their ability to distribute dividends. For example, due to the impact of COVID-19, the 407 ETR experienced significant declines in traffic volumes, which decreased operating revenues and the resulting dividends. As a result of these impacts, 407 ETR dividends were reduced in 2021 and 2022. Additionally, as an equity investor in our Group Companies, the Company’s right to receive assets upon such Group Companies’ liquidation or reorganization will be effectively subordinated to the claims of creditors. To the extent that the Company is recognized as a creditor of subsidiaries, the Company’s claims may still be subordinated to any security interest in, or other lien on, the relevant Group Company’s assets and to any of their debt or other (lease) obligations that are senior to the Company’s claims. ii. Our joint venture and partnership operations could be affected by our reliance on our partners’ financial condition, performance, and decisions, which could have a material adverse effect on our business, financial position, results of operations, and prospects. A relevant number of our operations are conducted through joint ventures and partnerships, including holding non-controlling interests in companies that operate some of our main infrastructure assets, such as the 407 ETR. For further information in respect to our associates in collaboration with FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 268_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

whom we operate certain of our assets and investments (i.e., the companies accounted for using the equity method) see “Item 4. Information on the Company—B. Business Overview—3. Group Overview—3. Our Business Divisions.” We may continue to enter into arrangements subject to joint control, such as joint ventures or minority ownership. Joint ventures, related partnerships, and minority ownership interests are subject to risks related to oversight and control, compliance, competing business interests, financial liabilities, and difficulties to dispose of the stake due to the existence of pre-emptive rights. Disputes with joint venture partners may result in the loss of business opportunities or intellectual property or disruption to, or termination of, the relevant joint venture, as well as to litigation or other legal proceedings. In the event that risks related to oversight and control, compliance, competing business interests, financial liabilities, and difficulties to dispose of the stake, in respect of joint ventures, joint venture partners and minority shareholders materialize, this could result in financial, reputational, and legal consequences, which could have a material adverse effect on our business, results of operations, and financial condition. Investment partners may have economic or other interests that do not align with our interests. Furthermore, investment partners may be in a position to take or influence actions contrary to our interests and plans, which may create impasses on decisions and affect our ability to implement our strategies and dispose of the affected concession or entity. In certain situations, we may not have a controlling stake, and consequently, payment of dividends to us may be blocked by our partners, which may result in us not being able to optimize the management and value of the specific joint venture or partnership. Finally, as a result of different interests between the partners, disputes may develop, resulting in us incurring litigation or arbitration costs and distracting our management from its other tasks. Any of these factors may adversely affect our business, financial condition, and results of operations. Examples of projects in which we do not have a controlling stake include some of our main assets, such as our 43.2% ownership interest in 407 International Inc., the concession operator of the 407 ETR, our 19.9% ownership interest in IRB Infrastructure Developers Limited (“IRB”), an Indian toll road builder and operator, and our indirect 49.0% ownership interest in JFK NTO, the concessionaire entity that manages the NTO at JFK concession. For the year ended December 31, 2024, our total dividends received from our infrastructure assets amounted to EUR 947 million, of which EUR 584 million were received from consolidated entities (61.7% of such total dividends) and EUR 363 million were received from equity-accounted companies (i.e., business activities with companies in which joint control is identified) from joint venture and partnership operations (38.3% of such total dividends). In addition, the success of our joint ventures and partnerships depends on the partner’s satisfactory performance of their obligations. If our partners fail to satisfactorily perform their obligations as a result of financial or other difficulties, the joint venture or partnership may be unable to adequately perform contracted services. Under these circumstances, we may be required to make additional investments to ensure the adequate performance of the contracted services. Furthermore, mainly in connection with the Construction Business Division, we could be jointly and severally liable for both our obligations and those of our partners (although we generally execute counter guarantees with our partners in order to be held harmless or reduce our risk). In addition, in the ordinary course of our business, we undertake to provide guarantees and indemnities in respect of the performance of the contractual obligations of our joint venture entities and partnerships. These guarantees and obligations may give rise to a liability to the extent the respective entity fails to perform its contractual obligations. A partner may also fail to comply with applicable laws, rules, or regulations, which may further result in our liability. Any of the above factors could have a material adverse effect on our business, financial condition, results of operations, and prospects. iii. An increase in inflation may negatively affect our results of operations (mainly in the Construction Business Division) and an increase in real rates or an increase in inflation with no economic growth may decrease the value of our assets, which could have a material adverse effect on our business, financial condition, and results of operations. Although we are positively exposed to inflation risk in general terms, through toll rates with a great degree of flexibility or inflation indexation, under scenarios of low or negative economic growth and high inflation, the additional revenue generated by the toll rate increases may be limited by the negative impact of such increases on traffic volumes. In addition, if real rates (interest rates adjusted for the effects of inflation) increase, the value of our assets may be affected, as the effect on present value of discount rates would be offsetting the benefits of inflation in toll highways. Any future rises in inflation may have an adverse effect on operating margins under the construction contracts due to increases in the cost of raw materials and energy, which may affect expected profitability. Although this risk is partially mitigated in certain jurisdictions by inflation-related price adjustment clauses in contracts (such as in Poland and in certain contracts in Spain and Canada), the risk may not be adequately hedged from the effects of inflation, which could have a material adverse effect on our business, financial condition, and results of operations. We have entered into an inflation derivative in connection with Autema, a toll road project in Spain, in order to fix the inflation component of our revenue from this project. An increase in inflation would have a negative fair value impact on this derivative, and could, as such, have a material adverse effect on our business, financial condition, and results of operations. iv. Exchange rate fluctuations could have a material adverse effect on our business, financial condition, and results of operations. We have exposure to foreign currency, mainly to the Canadian dollar, the U.S. dollar, the Polish zloty, the Indian rupee, the pound sterling, the Chilean peso, the Colombian peso, and the Australian dollar. Our foreign exchange rate risks arise primarily from: • our international presence, through our investments and businesses in countries that use currencies other than the euro; • debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and • trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. In analyzing sensitivity to exchange rate effects, we estimate that a 10% depreciation in the value of the euro at year-end 2024 against the main currencies in which we hold investments would have an impact on our equity attributable to shareholders of EUR 322 million, of which 15% would relate to the impact of the Canadian dollar, 27% to the U.S. dollar and 35% to the Indian rupee. We establish our hedging strategy by analyzing past fluctuations in both short- and long-term exchanges rates and have monitoring mechanisms in place, such as future projections and long-term equilibrium exchange rates. These hedges are made by arranging foreign currency indebtedness, foreign currency deposits, or financial derivatives. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_269

Although we enter into foreign exchange derivatives to cover our significant future expected operations and cash flows, any current or future hedging contracts or foreign exchange derivatives we enter into may not adequately protect our operating results from the effects of exchange rate fluctuations which could have a material adverse effect on our business, financial condition, and results of operations. We are subject to the creditworthiness, and, in certain circumstances, the early termination of the hedging agreements by hedge counterparties. We cannot assure that future exchange rate fluctuations will not have a material adverse effect on our business, financial condition, and results of operations. v. Interest rate fluctuations may affect our net financial expense, which could have a material adverse effect on our business, financial condition, and results of operations. Interest rate fluctuations affect our business, which may impact our net financial expense due to the variable interest on financial assets and liabilities, as well as the measurement of financial instruments arranged at fixed interest rates. Certain of our indebtedness bears interest at variable rates, generally linked to market benchmarks such as EURIBOR, Secured Overnight Financing Rate (“SOFR”), Canadian Overnight Repo Rate Average (“CORRA”), and Sterling Overnight Interbank Average Rate (“SONIA”). Any increase in interest rates would increase our finance costs relating to variable rate indebtedness and increase the costs of refinancing existing indebtedness and of issuing new debt. This interest rate fluctuation risk is particularly important in the financing of infrastructure projects and other projects, which are heavily leveraged in their early stages and the performance of which depends on possible changes in the interest rate. For example, a linear increase of 100 basis points in market interest rate curves as of December 31, 2024 would increase financial expenses in our income statement by an estimated EUR 5 million, of which EUR 2 million would relate to our interest in infrastructure project companies and EUR 3 million would relate to our interest in ex-infrastructure project companies. This impact would be offset by any increases in financial results due to the expected higher return of cash held by us as of that specific date. Although we enter into hedging arrangements to cover interest rate fluctuations on a portion of its debt, any current or future hedging contracts or financial derivatives entered into by us may not adequately protect our operating results from the effects of interest rate fluctuations, which could have a material adverse effect on our business, financial condition, and results of operations. We are subject to the creditworthiness of hedge counterparties and, in certain circumstances, the early termination of the hedging agreements by hedge counterparties in the context of interest rate risk arrangement. We cannot assure that future interest rate fluctuations would not have a material adverse effect on our business, financial condition, and results of operations. vi. We may not be able to effectively manage the exposure of our liquidity risk, which could have a material adverse effect on our business, financial condition, and results of operations. Our assets, especially our infrastructure assets, must be able to secure significant levels of financing for us to be able to carry out our operations (for example, regarding the NTO at JFK). Certain industries in which we operate, such as airports and toll roads, are by nature capital-intensive businesses. Therefore, the development and operation of our assets, especially infrastructure concession assets, require a high level of financing. Our ability to secure financing depends on several factors, many of which are beyond our control, including: • general economic conditions; • developments in the debt or capital markets; • the availability of funds from financial institutions; and • monetary policy in the markets in which we operate. Our ability to make payments on and to refinance our debt, as well as to fund future working capital and capital expenditures, will also depend on our future operating performance and ability to generate sufficient cash. Credit markets are subject to fluctuations that may result in periodic tightening of the credit markets, including lending by financial institutions, which is a source of credit for us, and affects our customers’ and suppliers’ borrowing and liquidity. There is a risk that the markets that provide funding will not always be available to us due to unexpected events, which may lead to a situation where we cannot honor our liabilities in time. This could also lead to an increase in our cost of capital. In such an environment, it may be more difficult and costly for us to refinance our maturing financial liabilities or secure new or additional financing. In addition, if the financial condition of our customers or suppliers is negatively affected by illiquidity, their difficulties could also have a material adverse effect on us. From time to time in the past we have provided, and in the future we may provide, financing support in the form of, for example, equity contributions or shareholder loans in connection with our projects or investments and our exposure to such additional liquidity risk may affect our business, financial condition, and results of operations, As it pertains to ex-infrastructure borrowings, there are a number of facilities and one bond maturing in 2025. The revolving credit facility and the bond have been refinanced in January 2025 (see “Item 5. Operating and financial review and prospects —B. Liquidity and capital resources —8. Financing —2. Ex-infrastructure project borrowings —1. Corporate debt”). For the remaining maturities, if we are unable to secure additional financing on favorable terms, or at all, our growth opportunities would be limited and our business, financial condition, and results of operations may be materially adversely affected. Our ability to effectively manage our credit risk exposure may affect our business, financial condition, and results of operations. We are exposed to the credit risk implied by default on the part of a counterparty (customer, provider, partner, or financial entity), which could impact our business, financial condition, and results of operations. The risk of late payments in both the public and private sectors has increased during global financial crises. The cost of government financing and financing of other public entities has also increased due to financial stress in Europe, and this may represent an increased risk for our public sector clients. Although we actively manage this credit risk through credit scoring and eventually, in certain cases, the use of non-recourse factoring contracts and credit insurance, our risk management strategies may not be successful in limiting our exposure to credit risk, which could adversely affect our business, financial condition, and results of operations. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 270_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

vii. We have entered into equity swaps which could result in losses and have a material adverse effect on our business, financial condition, and results of operations. We entered into equity swaps linked to our share price in order to hedge any potential asset losses derived from the different incentive share plans to which we are a party. Under the general terms of these equity swaps, if, at the maturity date of each equity swap, our share price decreases below a reference share price (i.e., the strike price agreed at the inception of each equity swap), we will make a payment to the counterparty. However, if, at the maturity date of each swap, the share price increases above the reference price, we will receive payment from the counterparty. During the lifetime of the equity swaps, the counterparty will pay us cash amounts equal to the dividends generated by those shares and we will pay the counterparty a floating interest rate. Further, whilst the equity swaps are not deemed to be hedging derivatives under International Accounting Standards (“IAS”), their market value during a given period of time has an effect on our income statement, which will be positive if the share price increases or negative if the share price decreases during that period. If our share price decreases below the reference price, the market value of the swap will decrease and our business, financial condition, and results of operations may be materially adversely affected. viii. Our shareholders in the United States may have difficulty bringing actions and enforcing judgements, against us, our directors, and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof. We are incorporated in the Netherlands and the vast majority of our directors and executive officers reside outside the United States, primarily in Spain or the Netherlands. As a result, our shareholders’ ability to bring an action against these individuals or us in the United States in the event that the shareholders believe their rights have been infringed under the U.S. federal securities laws or otherwise, or the procedures in relation thereto, may be subject to uncertainties. Even if our shareholders are successful in bringing an action of this kind, whether they can successfully enforce a judgment against our directors, executive officers, or us outside the United States is subject to substantial uncertainty. 4. Risks Relating to Tax i. The Spanish Tax authorities may consider the Merger to fall outside of the Special Tax Neutrality Regime’s protection, which could have a material adverse effect on our business, financial condition, and results of operations. The Company has applied the special tax neutrality regime implemented in Spain pursuant to Chapter VII of Title VII of the Spanish Law 27/2014 of November 27 on Corporate Income Tax and its implementing regulations, as approved by Decree Law 634/2015 of July 10 (the “Spanish CIT Law”), implementing in Spain Council Directive 2009/133/EC of 19 October 2009 on the common system of taxation applicable to mergers, divisions, partial divisions, transfers of assets and exchanges of shares concerning companies of different Member States and to the transfer of the registered office of an SE or SCE between Member States. Under this tax neutrality regime, the Merger benefits from total or partial tax neutrality consisting in the deferral of tax due to the capital gains or losses that may have arisen in connection with the Merger while maintaining the tax basis of the assets and shares affected by the Merger. In connection with the application of the special tax neutrality regime, there is a potential risk of a challenge by the Spanish tax authorities. Specifically, the Spanish tax authorities may, in the course of a tax audit, consider that the Merger did not take place for a valid business reason and instead occurred with the main intention of obtaining a tax advantage, a position that the Company expressly rejects. In such case, the Spanish Tax Authorities may deny the application of such special regime and reverse the intended tax advantages. Should the Spanish Tax Authorities make such a determination, they will seek to eliminate any intended tax advantage. The main difference in taxation between the Spanish and the Dutch Corporate Income Tax (“CIT”) regimes is the participation exemption—while the Netherlands has full participation exemption, in Spain, although the tax payers enjoy a participation exemption, 5.0% of such exempt dividends and gains are included in the CIT taxable base. If the Spanish Tax Authorities conclude that avoidance of the inclusion of 5.0% of the exempt dividends and gains in the CIT taxable base is a tax advantage the Company sought, they may as a result assess the CIT due on the difference between the fair market value of our assets transferred as a result of the Merger not allocated to a branch in Spain and the assets’ tax basis. In this regard, the main impact would derive from the gains on the transfer of the ordinary shares; however, only 5.0% of the gains would be effectively subject to taxation at a 25.0% CIT rate; such part of the gains would be further reduced by the carry-forward losses that Ferrovial had and deductible expenses, including financial expenses and pending tax credits. Although the Company does not believe the foregoing would materially affect our overall business or financial condition, the tax impact will depend on the appraisal of transferred assets market value made by the competent authorities, and it could nevertheless result in a significant additional cost. ii. We are subject to complex tax laws, including changes thereto, in the jurisdictions in which we operate which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects. We are subject to complex tax legislation in the jurisdictions in which we operate. Our tax treatment depends on the determination of facts and interpretation of complex provisions of applicable tax law, for which no clear precedent or authority may be available. Any failure to comply with the tax laws or regulations applicable to us may result in reassessments, late payment interest, fines, and penalties. We are exposed to risks based on transfer pricing rules applying to intra-group transactions. Pursuant to such rules, related companies and enterprises are required to conduct inter-company transactions at arm’s length (i.e., on terms which would also apply among unrelated third parties in comparable transactions) and to sufficiently document the relevant transactions. Although we endeavor to follow such arm’s length principle, one or more tax authorities might challenge the transfer pricing model we have implemented, which may result in disputes, double taxation in two or more jurisdictions, and the imposition of interest and penalties on underpaid taxes. The tax rules applicable to us are consistently under review by persons involved in the legislative process and tax authorities, which may result in the passing of new tax laws, new or revised interpretations of established concepts, statutory changes, new reporting obligations, revisions to regulations, and other modifications and interpretations. Our present tax treatment may be modified by administrative, legislative, or judicial interpretation at any time, and any such action may apply on a retroactive or retrospective basis. Any change in current tax legislation (including conventions for the avoidance of double taxation) in the countries where we operate or a change in the interpretation of such legislation by the tax authorities, as well as any change in accounting standards as a result of the application of tax regulations, could have a material adverse effect on our business, operating results, and financial position of the Company and our Group Companies. There is also a risk that unexpected tax expenses may arise or that tax authorities may challenge the general transfer pricing policy we have adopted, which could have a material adverse effect on our business, operating results, and financial position. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_271

We continue to assess the impact of changes in tax laws and interpretations on our businesses and may determine that changes to our structure, practice, tax positions, or the manner in which we conduct our businesses are necessary in light of such changes and developments in the tax laws of the jurisdictions in which we operate. Such changes may nevertheless be ineffective. For example, the G20/OECD Inclusive Framework has been working on addressing the tax challenges arising from the digitalization of the economy. One of the solutions to address the impact and consequence of the digitalization of the global economy is the Organization for Economic Cooperation and Development’s (the “OECD”) Pillar One and Pillar Two blueprints, released on October 12, 2020. Pillar One refers to the re-allocation of taxing rights to jurisdictions where sustained and significant business is conducted, regardless of a physical presence, and Pillar Two contains a minimum tax to be paid by the multinational enterprises. On December 14, 2022, the EU approved implementation of Pillar Two. The Dutch legislative proposal to transpose Pillar Two in the Dutch corporate tax system, titled “Minimum Tax Act 2024 (Pillar Two),”entered into force on January 1, 2024. This measure aims to ensure that multinationals are subject to a corporation tax rate of at least 15.0%, preventing them from shifting profits to low- tax jurisdictions in order to minimize the tax that they pay. The Company’s current view is that the Minimum Tax Rate Act 2024 is not expected to lead to adverse tax consequences for the Group. In principle, the Minimum Tax Rate Act 2024 is not expected to lead to an increase in taxes payable by us, as we develop our activity in jurisdictions with a nominal tax rate for CIT purposes above the minimum 15.0% threshold, but it could have an adverse effect due to the potential increase in our tax compliance obligations. The original treatment of a tax-relevant matter in a tax return, tax assessment, or otherwise could later be found incorrect and as a result, we may be subject to additional taxes, interest, penalty payments, and social security payments. Such reassessment may be due to an interpretation or view of laws and facts by tax authorities in a manner that deviates from our view. We are subject to tax audits by the respective tax authorities on a regular basis. As a result of ongoing and future tax audits or other reviews by the tax authorities, additional taxes could be imposed that exceed the provisions reflected in previous financial statements. This could lead to an increase in our tax obligations, either as a result of the relevant tax payment being assessed directly against the Company or as a result of becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay such taxes. Consequently, we may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations, or assessments which may be time-consuming and expensive and which may be unsuccessful. We are subject to pending litigation on tax matters which could result in a material amount of tax becoming payable. For further details, see “—3. The final outcome of ongoing tax proceedings could adversely affect our after-tax profitability and financial results.” The materialization of any of the above risks could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects. iii. The final outcome of ongoing tax proceedings could adversely affect our after-tax profitability and financial results. We are a Dutch-based Group with operations in several countries and, thus, are subject to tax in multiple jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets and liabilities and in evaluating our tax positions in these jurisdictions. For further details, see “—2. We are subject to complex tax laws, including changes thereof, in the jurisdictions in which we operate which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.” We are subject to tax audits and tax litigation, which could be complex and may require an extended period of time to resolve. While we believe that our tax positions are consistent with the tax laws of the jurisdictions in which we conduct our business, it is possible that these positions may be overturned by the relevant tax authorities. Specifically, we are currently involved in a tax proceeding relating to a previous tax assessments at a supranational level, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings—8. Tax-Related Proceedings.” The outcome of this or any future tax proceedings may have a significant impact on our tax provisions and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects. iv. The recoverability of our deferred tax assets may be subject to certain limitations, which could have a material adverse effect on our business, financial position, results of operations, and prospects. As of December 31, 2024, a significant portion of our recognized deferred tax assets was tax loss carry-forwards and prepaid taxes from losses incurred by the Company and its subsidiaries. In Spain, for the purpose of assessing the recoverability of tax loss carry-forwards by our Spanish tax consolidated group, we have decided not to record all the tax credits for accounting purposes, due to a reasonable doubt that they may be recovered in the short- or medium-term. Our current and deferred income taxes may be further impacted by events and transactions arising in the normal course of business, as well as by special non-recurring items or changes in the applicable tax laws. Changes in the assumptions and estimates made by our management may result in our inability to recover our deferred tax assets if we consider that it is not probable that a taxable profit will be available against which the deductible temporary difference can be used. A future change in applicable tax laws could also limit our ability to recover our deferred tax assets. Additionally, currently ongoing or potential future tax audits and adverse determinations by the Spanish tax authorities may affect the recoverability of our deferred tax assets. Specifically, we currently have ongoing litigation with respect to our CIT assessments pertaining to the tax years 2016 through 2023 (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—2. Legal Proceedings—8. Tax-Related Proceedings”). On January 18, 2024, the Spanish Constitutional Court issued a decision declaring unconstitutional Royal Decree-Law 3/2016, on tax measures aimed at the consolidation of public finances. This decision could affect the outcome of our ongoing CIT litigation. Should the final outcome of the CIT litigation be favorable, which we believe is likely following the Spanish Constitutional Court’s unconstitutionality determination, it may result in our tax credits being recoverable and available to the Group in connection with its future CIT filings, however such outcome is uncertain. Moreover, as a result of the Merger, the Company’s and its Dutch subsidiaries’ ability to use carry-forward losses and other tax attributes for Dutch tax purposes that arose prior to the Merger to offset taxable income that arises after the Merger may be subject to certain limitations, as certain rules apply to restrict such an entity’s use of carry-forward losses incurred prior to the Merger only to profits arising after the Merger that are attributable to such entity. Any such limitation on the Company’s or its Dutch subsidiary’s use of carry-forward losses or other tax attributes may adversely affect our business, financial position, results of operations, and prospects. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 272_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

The Company and its Spanish subsidiaries that apply the special CIT group regime allowing entities residing in Spain and permanent establishments forming part of a group regime to be taxed as a single CIT payer would also face restrictions on its ability to use carry-forward losses and other tax attributes for Spanish tax purposes. The amounts of tax credits the future use of which could be impacted by these legal restrictions are: (i) in Spain, EUR 76 million of tax loss credits and EUR 32 million of other tax credits, with only EUR 41 million recorded in books as deferred tax assets, and (ii) in the Netherlands, EUR 74 million tax loss credits, with only EUR 10 million recognized in books as deferred tax assets. v. If the Company ceases to be a resident in the Netherlands for the purposes of a tax treaty concluded by the Netherlands, and in certain other events, the Company’s shareholders could potentially be subject to a proposed Dutch dividend withholding tax in respect of a deemed distribution of the entire market value of the Company less paid-up capital. Under a law proposal currently pending before the Dutch parliament, the DWT Exit Tax, the Company will be deemed to have distributed an amount equal to its entire market capitalization less recognized paid-up capital immediately before the occurrence of certain events, including if the Company ceases to be a Dutch tax resident for purposes of a tax treaty concluded by the Netherlands with another jurisdiction and becomes, for purposes of such tax treaty, exclusively a tax resident of that other jurisdiction, which is the “qualifying jurisdiction.” A qualifying jurisdiction is a jurisdiction other than a member state of the EU/EEA that does not impose a withholding tax on distributions, or that does impose such tax but that grants a step-up for earnings attributable to the period prior to the Company becoming exclusively a resident in such jurisdiction. This deemed distribution would be subject to a 15.0% tax insofar it exceeds a franchise of EUR 50 million. The tax is payable by the Company as a withholding agent. A full exemption applies to entities and individuals who are resident in an EU/EEA member state or a state that has concluded a tax treaty with the Netherlands that contains a dividend article, provided the Company submits a declaration confirming the satisfaction of applicable conditions by qualifying shareholders within one month following the taxable event. The Company would be deemed to have withheld the tax on the deemed distribution and have a statutory right to recover this from the shareholders. Dutch resident shareholders qualifying for the exemption are entitled to a credit or refund, and non-Dutch resident shareholders qualifying for the exemption are entitled to a refund, subject to applicable statutory limitations, provided the tax has been actually recovered from them. The DWT Exit Tax has been amended several times since its initial proposal and is under ongoing discussion. It is therefore not certain whether the DWT Exit Tax would be enacted and if so, in what form. If enacted in its present form, the DWT Exit Tax will have retroactive effect as from December 8, 2021. vi. The Company operates so as to be treated exclusively as a resident of the Netherlands for tax purposes, but other jurisdictions may also claim taxation rights over the Company, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects, and on the net cash proceeds received by the Company’s shareholders in respect of distributions by the Company. The Company has established its organizational and management structure in such a manner that the Company is regarded to have its residence for tax purposes exclusively in the Netherlands and to exclusively qualify as a Dutch tax resident for purposes of the Dutch Dividend Withholding Tax Act (the “DWTA”) and the Dutch Corporate Income Tax Act. However, the determination of the Company’s residency for tax purposes depends primarily upon its place of effective management, which is largely a question of fact, based on all relevant circumstances. Therefore, no assurance can be given regarding the final or future determination of the Company’s tax residency by the relevant tax authorities. If the tax authorities of a jurisdiction other than the Netherlands take the position that the Company should be treated as a tax resident of exclusively that jurisdiction (including for purposes of a tax treaty), the Company may be liable to pay an exit tax for Dutch income tax purposes and may also become subject to income tax in such other jurisdiction. See “—6. If the Company ceases to be a resident in the Netherlands for the purposes of a tax treaty concluded by the Netherlands and in certain other events, the Company’s shareholders could potentially be subject to a proposed Dutch dividend withholding tax in respect of a deemed distribution of the entire market value of the Company less paid-up capital.” In addition, this assessment would result in the Company no longer being part of the Dutch fiscal unity headed by it, which may subsequently result in certain deconsolidation charges becoming due, and the loss or restriction of certain tax assets such as carry-forward tax losses. If the Company is regarded to also have its residence for tax purposes in any other jurisdiction(s) than the Netherlands, the shareholders could become subject to dividend withholding tax in such other jurisdiction(s), as well as in the Netherlands. In each case, this could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects, and on the net cash proceeds received by shareholders in respect of distributions by the Company. The impact of these risks differs depending on the jurisdictions and tax authorities involved and the Company’s and its shareholders’ ability to resolve double taxation issues, for instance through mutual agreement procedures and other dispute resolution mechanisms under an applicable tax treaty, the dispute resolution mechanism under Council Directive (EU) 2017/1852 of 10 October 2017 on tax dispute resolution mechanisms in the European Union (in the case of an EU jurisdiction), or judicial review by the relevant national courts. These procedures require substantial time, costs, and efforts, and it is not certain that double taxation issues can be resolved in all circumstances. vii. If the Company is classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors in the Company’s ordinary shares may be subject to adverse U.S. federal income tax consequences. A non-U.S. corporation will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, either: (i) 75.0% or more of its gross income for the taxable year consists of “passive income” for the purposes of the PFIC rules (including dividends, interest, and other investment income, with certain exceptions) or (ii) at least 50.0% of the value of its assets for the taxable year (determined based upon a quarterly average) is attributable to assets that produce or are held for the production of “passive income.” The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25.0% or more (by value) of the stock. Whether the Company is treated as a PFIC is a factual determination to be made annually after the close of each taxable year and thus may be subject to change. The Company’s PFIC status for each taxable year will depend on facts including the composition of the Company’s assets and income, as well as the value of the Company’s assets (which may fluctuate with the Company’s market capitalization) at such time. Based on the nature of the Company’s business, the ownership, and the composition of the income, assets, and operations of the Company, although not free from doubt, the Company believes it was not a PFIC for the taxable year ended December 31, 2024. The determination of the Company’s PFIC status is complex and subject to ambiguities. In addition, the Company’s PFIC status for the current and future taxable years depends, in large part, on the expected value of its goodwill, which could fluctuate significantly. Moreover, the U.S. Internal Revenue Service (“IRS”) or a court may disagree with the Company’s determinations, including the manner in which the Company determines the FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_273

value of the Company’s assets and the percentage of the Company’s assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—2. Material U.S. Federal Income Tax Consequences”) held ordinary shares, such U.S. Holder could be subject to adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation— 2. Material U.S. Federal Income Tax Consequences” for further discussion on this matter. viii. Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our future business and profitability. We are a Dutch company and thus subject to Dutch corporate income tax as well as other applicable local taxes on our operations. Our subsidiaries are subject to the tax laws applicable in their respective jurisdictions of incorporation. New local laws and policy relating to taxes, whether in the Netherlands or in any of the jurisdictions in which our subsidiaries operate, may have an adverse effect on our future business and profitability. Further, existing applicable tax laws, tax rates, statutes, rules, regulations, treaties, administrative practices and principles, judicial decisions or ordinances could be interpreted, changed, modified or applied to us or our subsidiaries in a manner that could adversely affect our after-tax profitability and financial results, in each case, possibly with retroactive effect. Additionally, there is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the OECD, and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals, Pillar One and Pillar Two, that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively (as of November 4, 2021, the OECD published that 137 countries have agreed on Pillar Two at a rate of 15.0%. The Dutch legislative proposal to transpose Pillar Two in the Dutch corporate tax system, titled “Minimum Tax Act 2024 (Pillar Two)”, entered into force on January 1, 2024. Further, unilateral measures, such as digital services tax and corresponding toll rates in response to such measures, are creating additional uncertainty. If these initiatives are implemented, they may negatively impact our financial condition, tax liability, and results of operations and could increase our administrative costs. ix. Our tax obligations may change or fluctuate, become significantly more complex, or become subject to greater risk of examination by taxing authorities, including as a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, any of which could adversely affect our after-tax profitability and financial results. We currently operate in several jurisdictions in addition to the Netherlands and Spain, such as the United States, Canada, the United Kingdom and Poland, among others. In the event that our business expands to additional jurisdictions, our effective tax rates may fluctuate widely. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under the International Financial Reporting Standards (“IFRS”), changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (i) changes in tax laws or the regulatory environment; (ii) changes in accounting and tax standards or practices; (iii) changes in the composition of operating income by tax jurisdiction; and (iv) pre-tax operating results of our business. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 274_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

ANNEX Alternative performance measures 276 SASB indicators, Task Force on Climated-related Financial Disclosures (TCFD) and The Taskforce on Nature-related Financial Disclosures (TNFD) 290 Other information 293 Glossary of terms 307 Board of Directors 310

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX

Alternative Performance Measures

We present our consolidated financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in the Management Report and Consolidated Financial Statements the management provides other non-IFRS regulated financial measures, that we refer to as "APMs" (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or "Non-IFRS measures".

In considering the financial performance of the business, we analyze certain non-IFRS measures, that we classify as:

- Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or "Like-for-like" ("LfL") Growth, and Order Book.
- Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity.
- Other APMs: Total shareholder return, Managed investment, and Economic value generated and distributed.

These non-IFRS measures and APMs are not audited and should not be considered as alternatives to consolidated result for the period, operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that these measures are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of how our management team operates and evaluates us and facilitates comparisons of the current period's results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU-IFRS.

1. Non-IFRS Measures: Operating Results

1.1 Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense) and impairment and disposal of fixed assets. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to net profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies.

Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period.

The following tables set forth a reconciliation of Adjusted EBIT to our net profit/(loss) for the periods indicated:

	Q4 24	Q4 23	FY 24	FY 23
Net profit/(loss)	2,746	148	3,490	630
Profit/(loss) net of tax from discontinued operations	-5	-8	-14	-16
Income tax/(expense)	66	74	145	42
Share of profits of equity-accounted companies	-47	-68	-238	-215
Net financial income/(expense)	-483	88	-274	184
Operating profit/(loss)	2,277	232	3,109	625
Impairment and disposal of fixed assets	-2,043	-35	-2,208	-35
Adjusted EBIT	**234**	**197**	**901**	**590**

The following tables set forth a reconciliation of Adjusted EBIT and Adjusted EBIT like-for-like (For further information regarding Comparable or "Like-for-like" ("LfL") Growth" please see section 1.3) by Business Division to our net profit/(loss) by Business Division for periods indicated:

	Q4 24						
	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	36	101	2,590	2	18	-2	**2,746**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-5	0	**-5**
Income tax/(expense)	75	81	1	-5	-86	0	**66**
Share of profits of equity-accounted companies	0	-45	-2	0	-1	0	**-47**
Net financial income/(expense)	-29	67	-570	1	48	0	**-483**
Operating profit/(loss)	81	205	2,020	-2	-25	-2	**2,277**
Impairment and disposal of fixed assets	0	-19	-2,024	0	1	0	**-2,043**
Adjusted EBIT (I)	**81**	**186**	**-5**	**-2**	**-24**	**-2**	**234**

276_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

	FY 24						
	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	258	663	2,665	-14	-80	-2	**3,490**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-14	0	**-14**
Income tax/(expense)	142	110	-3	-5	-99	0	**145**
Share of profits of equity-accounted companies	0	-226	-8	0	-4	0	**-238**
Net financial income/(expense)	-116	290	-625	8	169	0	**-274**
Operating profit/(loss)	284	837	2,029	-11	-28	-2	**3,109**
Impairment and disposal of fixed assets	0	-151	-2,024	0	-32	0	**-2,208**
Adjusted EBIT (I)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBIT L-f-L (III)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**

	Q4 23						
	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	24	192	-42	-1	-26	0	**148**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-8	0	**-8**
Income tax/(expense)	45	38	15	-3	-20	0	**74**
Share of profits of equity-accounted companies	0	-65	-2	0	0	0	**-68**
Net financial income/(expense)	-26	53	26	1	34	0	**88**
Operating profit/(loss)	44	218	-4	-3	-23	0	**232**
Impairment and disposal of fixed assets	0	-37	0	0	2	0	**-35**
Adjusted EBIT (I)	**44**	**180**	**-4**	**-3**	**-21**	**0**	**197**

	FY 23						
	Construction	Toll Roads	Airports	Energy	Other	Adjustment	Total
	(in millions of euros)						
Net profit/(loss)	105	548	-16	-8	1	0	**630**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-16	0	**-16**
Income tax/(expense)	61	55	20	-2	-91	0	**42**
Share of profits of equity-accounted companies	0	-198	-11	0	-6	0	**-215**
Net financial income/(expense)	-89	219	9	1	43	0	**184**
Operating profit/(loss)	77	624	2	-8	-70	0	**625**
Impairment and disposal of fixed assets	0	-37	0	0	2	0	**-35**
Adjusted EBIT (I)	**77**	**586**	**2**	**-8**	**-68**	**0**	**590**
Fx Impact	7	0	0	0	-1	0	**5**
L-f-L Adjustments	0	-24					**-24**
Adjusted EBIT L-f-L (IV)	**84**	**562**	**2**	**-8**	**-69**	**0**	**571**
Fixed asset depreciation (II)	134	212	19	8	27	0	**401**
Adjusted EBITDA (I)+(II)	**211**	**799**	**22**	**0**	**-41**	**0**	**991**
Fx Impact	9	0	0	0	-2	0	**6**
L-f-L Adjustments	0	-30	0	0	0		**-30**
Adjusted EBITDA L-f-L (VI)	**220**	**768**	**22**	**0**	**-44**	**0**	**967**
Adjusted EBIT VAR. L-f-L Growth (III) vs. (IV)	n.s	22.0 %	67.8 %	(39.1)%	11.4 %		**57.8 %**
Adjusted EBITDA VAR. L-f-L Growth (V) vs. (VI)	95.4 %	19.5 %	19.6 %	n.s	21.5 %		**38.9 %**

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1.2 Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense), impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. We use Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation

Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies.

Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period.

The following tables set forth a reconciliation of Adjusted EBITDA to our net profit/(loss) and Adjusted EBITDA Margin for the periods indicated:

	Q4 24	Q4 23	FY 24	FY 23
Net profit/(loss)	2,746	148	3,490	630
Profit/(loss) net of tax from discontinued operations	-5	-8	-14	-16
Income tax/(expense)	66	74	145	42
Share of profits of equity-accounted companies	-47	-68	-238	-215
Net financial income/(expense)	-483	88	-274	184
Operating profit/(loss)	2,277	232	3,109	625
Impairment and disposal of fixed assets	-2,043	-35	-2,208	-35
Adjusted EBIT	**234**	**197**	**901**	**590**
Fixed asset depreciation	100	94	441	401
Adjusted EBITDA	**334**	**291**	**1,342**	**991**

The following tables set forth a reconciliation of Adjusted EBITDA and Adjusted EBITDA like-for-like to our net profit/ (loss) by Business Division for the periods indicated:

	Q4 24						
	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total
	(in millions of euros)						
Net profit/(loss)	36	101	2,590	2	18	-2	**2,746**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-5	0	**-5**
Income tax/(expense)	75	81	1	-5	-86	0	**66**
Share of profits of equity-accounted companies	0	-45	-2	0	-1	0	**-47**
Net financial income/(expense)	-29	67	-570	1	48	0	**-483**
Operating profit/(loss)	81	205	2,020	-2	-25	-2	**2,277**
Impairment and disposal of fixed assets	0	-19	-2,024	0	1	0	**-2,043**
Adjusted EBIT (I)	**81**	**186**	**-5**	**-2**	**-24**	**-2**	**234**
Fixed asset depreciation (II)	25	60	3	4	8	0	**100**
Adjusted EBITDA (I)+(II)	**106**	**246**	**-2**	**2**	**-16**	**-2**	**334**

278_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT **ANNEX**

	FY 24 (in millions of euros)						
	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total
Net profit/(loss)	258	663	2,665	-14	-80	-2	**3,490**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-14	0	**-14**
Income tax/(expense)	142	110	-3	-5	-99	0	**145**
Share of profits of equity-accounted companies	0	-226	-8	0	-4	0	**-238**
Net financial income/(expense)	-116	290	-625	8	169	0	**-274**
Operating profit/(loss)	284	837	2,029	-11	-28	-2	**3,109**
Impairment and disposal of fixed assets	0	-151	-2,024	0	-32	0	**-2,208**
Adjusted EBIT (I)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBIT L-f-L (III)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**
Fixed asset depreciation (II)	146	232	22	13	28	0	**441**
Adjusted EBITDA (I)+(II)	**430**	**918**	**26**	**2**	**-32**	**-2**	**1,342**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBITDA L-f-L (V)	**430**	**918**	**26**	**2**	**-32**	**-2**	**1,342**

	Q4 23 (in millions of euros)						
	Construction	Toll Roads	Airports	Energy	Other	Adjustment	Total
Net profit/(loss)	24	192	-42	-1	-26	0	**148**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-8	0	**-8**
Income tax/(expense)	45	38	15	-3	-20	0	**74**
Share of profits of equity-accounted companies	0	-65	-2	0	0	0	**-68**
Net financial income/(expense)	-26	53	26	1	34	0	**88**
Operating profit/(loss)	44	218	-4	-3	-23	0	**232**
Impairment and disposal of fixed assets	0	-37	0	0	2	0	**-35**
Adjusted EBIT (I)	**44**	**180**	**-4**	**-3**	**-21**	**0**	**197**
Fixed asset depreciation (II)	41	41	3	2	7	0	**94**
Adjusted EBITDA (I)+(II)	**85**	**222**	**-1**	**-1**	**-14**	**0**	**291**

	FY 23 (in millions of euros)						
	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total
Net profit/(loss)	105	548	-16	-8	1	0	**630**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-16	0	**-16**
Income tax/(expense)	61	55	20	-2	-91	0	**42**
Share of profits of equity-accounted companies	0	-198	-11	0	-6	0	**-215**
Net financial income/(expense)	-89	219	9	1	43	0	**184**
Operating profit/(loss)	77	624	2	-8	-70	0	**625**
Impairment and disposal of fixed assets	0	-37	0	0	2	0	**-35**
Adjusted EBIT (I)	**77**	**586**	**2**	**-8**	**-68**	**0**	**590**
Fx Impact	7	0	0	0	-1	0	**5**
L-f-L Adjustments	0	-24					**-24**
Adjusted EBIT L-f-L (IV)	**84**	**562**	**2**	**-8**	**-69**	**0**	**571**
Fixed asset depreciation (II)	134	212	19	8	27	0	**401**
Adjusted EBITDA (I)+(II)	**211**	**799**	**22**	**0**	**-41**	**0**	**991**
Fx Impact	9	0	0	0	-2	0	**6**
L-f-L Adjustments	0	-30	0	0	0		**-30**
Adjusted EBITDA L-f-L (VI)	**220**	**768**	**22**	**0**	**-44**	**0**	**967**
Adjusted EBITDA VAR. L-f-L Growth (V) vs. (VI)	95.4 %	19.5 %	19.6 %	n.s	21.5 %		**38.9 %**

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Additional disclosures regarding Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin.

The tables below set forth a reconciliation of Adjusted EBIT to our net profit/ (loss), Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin by subdivisions of Construction for periods indicated:

	Q4 24				FY 24			
	Budimex	Webber	F Co.	Construction	Budimex	Webber	F Co.	Construction
	(in millions of euros)							
Net profit/(loss)	39	8	-11	36	145	54	59	258
Profit/(loss) net of tax from discontinued operations	0	0	0	0	0	0	0	0
Income tax/(expense)	19	13	43	75	51	14	77	142
Share of profits of equity-accounted companies	0	0	0	0	0	0	0	0
Net financial income/(expense)	-5	-5	-19	-29	-26	-15	-75	-116
Operating profit/(loss)	53	15	13	81	170	52	61	284
Impairment and disposal of fixed assets	0	0	0	0	0	0	0	0
Adjusted EBIT (I)	**53**	**15**	**13**	**81**	**170**	**52**	**61**	**284**
Fixed asset depreciation	10	4	12	25	37	48	62	146
Adjusted EBITDA (III)	**63**	**19**	**25**	**106**	**207**	**100**	**123**	**430**
Revenues (V)	**607**	**515**	**876**	**1,998**	**2,119**	**1,725**	**3,391**	**7,234**
Adjusted EBIT Margin	8.7 %	3.0 %	1.5 %	4.1 %	8.0 %	3.0 %	1.8 %	3.9 %
Adjusted EBITDA Margin	10.3 %	3.7 %	2.8 %	5.3 %	9.8 %	5.8 %	3.6 %	5.9 %

	Q4 23				FY 23			
	Budimex	Webber	F Co.	Construction	Budimex	Webber	F Co.	Construction
	(in millions of euros)							
Net profit/(loss)	59	0	-35	24	155	33	-83	105
Profit/(loss) net of tax from discontinued operations	0	0	0	0	0	0	0	0
Income tax/(expense)	11	13	21	45	40	12	9	61
Share of profits of equity-accounted companies	0	0	0	0	0	0	0	0
Net financial income/(expense)	-7	-3	-16	-26	-31	-6	-52	-89
Operating profit/(loss)	63	10	-30	43	164	39	-127	77
Impairment and disposal of fixed assets	0	0	0	0	0	0	0	0
Adjusted EBIT	**63**	**10**	**-30**	**43**	**164**	**39**	**-127**	**77**
Fixed asset depreciation	9	14	19	41	34	42	58	134
Adjusted EBITDA	**73**	**24**	**-12**	**85**	**199**	**81**	**-69**	**211**
Revenues	**632**	**363**	**880**	**1,875**	**2,160**	**1,411**	**3,299**	**6,869**
Adjusted EBIT Margin	10.0 %	2.8 %	(3.4)%	2.3 %	7.6 %	2.8 %	(3.8)%	1.1 %
Adjusted EBITDA Margin	11.5 %	6.5 %	(1.3)%	4.5 %	9.2 %	5.8 %	(2.1)%	3.1 %
Fx Impact					10	0	-3	7
Adjusted EBIT LfL (II)					**174**	**39**	**-130**	**84**
Fx Impact					12	0	-3	9
Adjusted EBITDA LfL (IV)					**210**	**81**	**-71**	**220**
Fx Impact					118	-1	-15	102
Revenues LfL (VI)					**2,278**	**1,409**	**3,283**	**6,971**
VAR. L-f-L Growth (I) vs. (II)					(2.4)%	32.8 %	(147.3)%	n.s
VAR. L-f-L Growth (III) vs. (IV)					(1.7)%	23.1 %	(272.7)%	95.4 %
VAR. L-f-L Growth (V) vs. (VI)					(7.0)%	22.4 %	3.3 %	3.8 %

280_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX

The following tables set forth a reconciliation of Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, by USA Toll Roads for the periods indicated. The information is provided in Appendix I – Toll Roads Details by assets in euros, and the conversion to USD is made by applying the average exchange rate for the periods indicated (reported in appendix II -Exchange rate movements):

(USD million)	NTE			LBJ			NTE 35W		
Global consolidation	Q4 24	Q4 23	VAR.	Q4 24	Q4 23	VAR.	Q4 24	Q4 23	VAR.
Net profit/(loss)	44	51	(13.7)%	17	12	46.9 %	42	14	203.7 %
Profit/(loss) net of tax from discontinued operations	0	0		0	0		0	0	
Income tax/(expense)	3	1		2	1		3	1	
Share of profits of equity-accounted companies	0	0		0	0		0	0	
Net financial income/(expense)	18	11	64.9 %	20	20	(0.7)%	18	24	(24.4)%
Operating profit/(loss)	65	63		39	33		63	38	
Impairment and disposal of fixed assets	0	0		0	0		0	0	
Adjusted EBIT	**65**	**63**	**3.0 %**	**39**	**33**	**20.7 %**	**63**	**38**	**62.9 %**
Fixed asset depreciation	8	4		8	6		8	19	
Adjusted EBITDA	**73**	**67**	**7.9 %**	**48**	**39**	**22.6 %**	**71**	**58**	**22.9 %**
Revenues	83	76	9.0 %	60	50	20.6 %	87	74	17.7 %
Adjusted EBIT Margin	78.5 %	83.1 %		65.8 %	65.8 %		72.0 %	52.0 %	
Adjusted EBITDA Margin	87.8 %	88.7 %		79.9 %	78.6 %		81.6 %	78.2 %	

(USD million)	I-77			I-66		
Global consolidation	Q4 24	Q4 23	VAR.	Q4 24	Q4 23	VAR.
Net profit/(loss)	11	12	(4.8)%	1	8	(81.8)%
Profit/(loss) net of tax from discontinued operations	0	0		0	0	
Income tax/(expense)	0	0		0	0	
Share of profits of equity-accounted companies	0	0		0	0	
Net financial income/(expense)	8	2	353.3 %	31	40	(22.4)%
Operating profit/(loss)	19	13		32	48	
Impairment and disposal of fixed assets	0	0		0	0	
Adjusted EBIT	**19**	**13**	**41.8 %**	**32**	**48**	**(32.0)%**
Fixed asset depreciation	1	4		26	-8	
Adjusted EBITDA	**20**	**18**	**11.9 %**	**59**	**40**	**46.2 %**
Revenues	30	24	23.3 %	73	51	41.9 %
Adjusted EBIT Margin	63.9 %	55.6 %		44.5 %	92.9 %	
Adjusted EBITDA Margin	65.9 %	72.6 %		80.5 %	78.1 %	

(USD million)	NTE			LBJ			NTE 35W		
Global consolidation	FY 24	FY 23	VAR.	FY 24	FY 23	VAR.	FY 24	FY 23	VAR.
Net profit/(loss)	173	176	(1.7)%	66	48	36.2 %	140	96	46.3 %
Profit/(loss) net of tax from discontinued operations	0	0		0	0		0	0	
Income tax/(expense)	3	1		2	1		3	1	
Share of profits of equity-accounted companies	0	0		0	0		0	0	
Net financial income/(expense)	57	50	14.8 %	82	80	2.5 %	83	59	40.9 %
Operating profit/(loss)	233	227	2.7 %	150	130	16.1 %	226	156	45.3 %
Impairment and disposal of fixed assets	0	0		0	0		0	0	
Adjusted EBIT	**233**	**227**	**2.7 %**	**150**	**130**	**16.1 %**	**226**	**156**	**45.3 %**
Fixed asset depreciation	31	28		34	28		40	39	
Adjusted EBITDA	**264**	**255**	**3.3 %**	**185**	**158**	**17.2 %**	**266**	**195**	**36.8 %**
Revenues	299	289	3.5 %	225	193	16.6 %	320	234	36.8 %
Adjusted EBIT Margin	77.8 %	78.5 %		67.0 %	67.2 %		70.5 %	66.4 %	
Adjusted EBITDA Margin	88.1 %	88.3 %		82.3 %	81.9 %		83.1 %	83.1 %	

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(USD million)	I-77			I-66		
Global consolidation	FY 24	FY 23	VAR.	FY 24	FY 23	VAR.
Net profit/(loss)	34	46	(26.6)%	-8	-40	(79.5)%
Profit/(loss) net of tax from discontinued operations	0	0		0	0	
Income tax/(expense)	0	0		0	0	
Share of profits of equity-accounted companies	0	0		0	0	
Net financial income/(expense)	25	8	196.9 %	124	110	12.9 %
Operating profit/(loss)	59	55	7.9 %	116	70	65.0 %
Impairment and disposal of fixed assets	0	0		0	0	
Adjusted EBIT	**59**	**55**	**7.9 %**	**116**	**70**	**65.0 %**
Fixed asset depreciation	11	11		80	59	
Adjusted EBITDA	**69**	**66**	**5.7 %**	**196**	**129**	**52.3 %**
Revenues	107	91	16.9 %	247	167	47.3 %
Adjusted EBIT Margin	55.3 %	59.8 %		46.9 %	41.9 %	
Adjusted EBITDA Margin	65.1 %	72.0 %		79.5 %	76.9 %	

The tables below set out our Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin by subdivisions of Airports for the periods indicated:

	Q4 24			FY 24		
	Dalaman	Others Airports projects and HQ	Airports	Dalaman	Others Airports projects and HQ	Airports
			(in millions of euros)			
Net profit/(loss)	34	2,556	2,590	59	2,606	2,665
Profit/(loss) net of tax from discontinued operations	0	0	0	0	0	0
Income tax/(expense)	-32	34	1	-42	39	-3
Share of profits of equity-accounted companies	0	-2	-2	0	-8	-8
Net financial income/(expense)	4	-574	-570	25	-650	-625
Operating profit/(loss)	7	2,013	2,020	42	1,987	2,029
Impairment and disposal of fixed assets	0	-2,024	-2,024	0	-2,024	-2,024
Adjusted EBIT	**7**	**-11**	**-5**	**42**	**-38**	**4**
Fixed asset depreciation	3	0	3	22	0	22
Adjusted EBITDA	**10**	**-12**	**-2**	**64**	**-38**	**26**
Revenues	15	3	17	82	9	91
Adjusted EBIT Margin	45.7 %	n.s.	(30.6)%	51.8 %	n.s.	4.5 %
Adjusted EBITDA Margin	68.1 %	n.s.	(13.6)%	78.4 %	n.s.	28.6 %

	Q4 23			FY 23		
	Dalaman	Others Airports projects and HQ	Airports	Dalaman	Others Airports projects and HQ	Airports
			(in millions of euros)			
Net profit/(loss)	-36	-6	-42	-17	1	-16
Profit/(loss) net of tax from discontinued operations	0	0	0	0	0	0
Income tax/(expense)	20	-5	15	19	1	20
Share of profits of equity-accounted companies	0	-2	-2	0	-11	-11
Net financial income/(expense)	21	5	26	34	-25	9
Operating profit/(loss)	5	-9	-4	36	-34	2
Impairment and disposal of fixed assets	0	0	0	0	0	0
Adjusted EBIT	**5**	**-9**	**-4**	**36**	**-34**	**2**
Fixed asset depreciation	3	0	3	19	0	19
Adjusted EBITDA	**8**	**-9**	**-1**	**55**	**-33**	**22**
Revenues	8	2	10	71	9	80
Adjusted EBIT Margin	62.9 %	n.s.	(35.8)%	51.1 %	n.s.	3.1 %
Adjusted EBITDA Margin	95.2 %	n.s.	(9.0)%	78.1 %	n.s.	27.3 %

VAR. Revenues	16.2 %
VAR. Adjusted EBITDA	16.6 %
VAR. Adjusted EBIT	17.8 %

282_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | **ANNEX**

1.3 Comparable or "Like-for-like" ("LfL") Growth

Comparable Growth, also referred to as "Like-for-like" Growth ("LfL"), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA.

Comparable or "Like-for-like" ("LfL") Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, net profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Comparable or "Like- for-like" ("LfL") Growth is calculated by adjusting each year, in accordance with the following rules:

- Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period.
- Elimination from Adjusted EBIT of each period the impact of fixed asset impairments.
- In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred to achieve the homogenization of the operating result.
- Elimination of the restructuring costs in all periods.
- In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit's revenue before the acquisition.
- In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year's operating result.
- Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods.

We use Comparable or "Like-for-like" ("LfL") Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange-rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses.

The following table sets forth a reconciliation of revenues on like-for-like basis to our revenues for the periods indicated:

(in millions of euros)	FY 24	FY 23
Revenues	9,147	8,514
Exchange rate effect [1]	0	92
Fixed asset impairments[2]	0	0
Operating results of disposed companies[3]	0	0
Restructuring costs	0	0
Operating results from new acquired companies[4]	0	0
Accounting model adjustments[5]	0	-35
Non-current impact[6]	0	0
Revenues Comparable (Like-for-like)	**9,147**	**8,571**

[1]Calculation of the results of each period at the exchange rate in the current period.
[2]Elimination of the impact of fixed asset impairments.
[3]Elimination of the operating results of disposed companies when the impact effectively occurred.
[4]Elimination in the current period of the operating results derived from new material companies.
[5]Following the acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies.
[6]Elimination of other non-recurrent impacts (mainly related to tax and human resources).

The following tables set forth a reconciliation of Revenues by Business Division to our net profit/(loss) by Business Division for the periods indicated:

	FY 24					
	Construction	Toll Roads	Airports	Energy	Others	Total
			(in millions of euros)			
Revenues	7,234	1,256	91	270	296	9,147
Fx Impact	0	0	0	0	0	0
L-f-L Adjustments	0	0	0	0	0	0
Revenues L-f-L (I)	**7,234**	**1,256**	**91**	**270**	**296**	**9,147**

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	FY 23					
	Construction	Toll Roads	Airports	Energy	Others	Total
			(in millions of euros)			
Revenues	6,869	1,085	80	207	273	8,514
Fx Impact	102	0	0	0	-9	92
L-f-L Adjustments	0	-35	0	0	0	-35
Revenues L-f-L (II)	6,971	1,050	80	207	264	8,571
VAR. L-f-L Growth (I) vs. (II)	**3.8 %**	**19.6 %**	**13.7 %**	**30.6 %**	**12.1 %**	**6.7 %**

The following tables set forth a reconciliation of Adjusted EBIT and Adjusted EBITDA on like-for-like basis to our net profit/(loss) for the periods indicated:

	FY 24	FY 23
Net profit/(loss)	3,490	630
Profit/(loss) net of tax from discontinued operations	-14	-16
Income tax/(expense)	145	42
Share of profits of equity-accounted companies	-238	-215
Net financial income/(expense)	-274	184
Operating profit/(loss)	3,109	625
Impairment and disposal of fixed assets	-2,208	-35
Adjusted EBIT	**901**	**590**
Exchange rate effect [1]	0	5
Operating results of disposed companies[3]	0	-24
Restructuring costs	0	0
Operating results from new acquired companies[4]	0	0
Accounting model adjustments[5]	0	0
Non-current impact[6]	0	0
Adjusted EBIT Comparable (Like-for-like)	**901**	**571**
Fixed asset depreciation	441	401
Adjusted EBITDA	**1,342**	**991**
Exchange rate effect [1]	0	6
Operating results of disposed companies[3]	0	-30
Restructuring costs	0	0
Operating results from new acquired companies[4]	0	0
Accounting model adjustments[5]	0	0
Non-current impact[6]	0	0
Adjusted EBITDA Comparable (Like-for-like)	**1,342**	**967**

[1]Calculation of the results of each period at the exchange rate in the current period.
[3]Elimination of the operating results of disposed companies when the impact effectively occurred.
[4]Elimination in the current period of the operating results derived from new material companies.
[5]Following the acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies.
[6]Elimination of other non-recurrent impacts (mainly related to tax and human resources).

284_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | **ANNEX**

The following tables set forth a reconciliation of Adjusted EBIT and Adjusted EBITDA on like-for-like basis to our net profit/(loss) by Business Division for the periods indicated:

	FY 24 (in millions of euros)						
	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total
Net profit/(loss)	258	663	2,665	-14	-80	-2	**3,490**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-14	0	**-14**
Income tax/(expense)	142	110	-3	-5	-99	0	**145**
Share of profits of equity-accounted companies	0	-226	-8	0	-4	0	**-238**
Net financial income/(expense)	-116	290	-625	8	169	0	**-274**
Operating profit/(loss)	284	837	2,029	-11	-28	-2	**3,109**
Impairment and disposal of fixed assets	0	-151	-2,024	0	-32	0	**-2,208**
Adjusted EBIT (I)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBIT L-f-L (III)	**284**	**686**	**4**	**-11**	**-60**	**-2**	**901**
Fixed asset depreciation (II)	146	232	22	13	28	0	**441**
Adjusted EBITDA (I)+(II)	**430**	**918**	**26**	**2**	**-32**	**-2**	**1,342**
Fx Impact	0	0	0	0	0	0	**0**
L-f-L Adjustments	0	0	0	0	0	0	**0**
Adjusted EBITDA L-f-L (V)	**430**	**918**	**26**	**2**	**-32**	**-2**	**1,342**

	FY 23 (in millions of euros)						
	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total
Net profit/(loss)	105	548	-16	-8	1	0	**630**
Profit/(loss) net of tax from discontinued operations	0	0	0	0	-16	0	**-16**
Income tax/(expense)	61	55	20	-2	-91	0	**42**
Share of profits of equity-accounted companies	0	-198	-11	0	-6	0	**-215**
Net financial income/(expense)	-89	219	9	1	43	0	**184**
Operating profit/(loss)	77	624	2	-8	-70	0	**625**
Impairment and disposal of fixed assets	0	-37	0	0	2	0	**-35**
Adjusted EBIT (I)	**77**	**586**	**2**	**-8**	**-68**	**0**	**590**
Fx Impact	7	0	0	0	-1	0	**5**
L-f-L Adjustments	0	-24					**-24**
Adjusted EBIT L-f-L (IV)	**84**	**562**	**2**	**-8**	**-69**	**0**	**571**
Fixed asset depreciation (II)	134	212	19	8	27	0	**401**
Adjusted EBITDA (I)+(II)	**211**	**799**	**22**	**0**	**-41**	**0**	**991**
Fx Impact	9	0	0	0	-2	0	**6**
L-f-L Adjustments	0	-30	0	0	0		**-30**
Adjusted EBITDA L-f-L (VI)	**220**	**768**	**22**	**0**	**-44**	**0**	**967**
Adjusted EBITDA VAR. L-f-L Growth (V) vs. (VI)	95.4 %	19.5 %	19.6 %	n.s	21.5 %		**38.9 %**

1.4 Order Book

Order Book corresponds to our income which is pending execution corresponding to those contracts of the Construction Business Division which we have signed and over which we have certainty regarding their future execution. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed.

We use the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed.

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There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) confirming income.

The following table sets forth the Construction Business Division Order Book as of December 31, 2024 and 2023:

	FY 24	DEC-23	Fx Impact (in millions of euros)	DEC-23 LFL	Var.	LfL growth
Budimex	4,389	3,301	50	3,351	33.0 %	31.0 %
Webber	5,710	4,459	297	4,757	28.0 %	20.0 %
Ferrovial Construction	6,657	7,419	65	7,484	(10.3)%	(11.1)%
Construction	**16,755**	**15,179**	**412**	**15,591**	**10.4 %**	**7.5 %**

2. Non-IFRS Measures: Liquidity and Capital Resources

2.1 Consolidated Net Debt

Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS.

We further break down our Consolidated Net Debt into two categories:

- Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued.
- Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group.

We also discuss the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items:

1. change in cash and cash equivalents, as reported in our consolidated cash flows statement for the relevant period;
2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that we consider part of our Consolidated Net Debt including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets.

We use Consolidated Net Debt to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure.

We also separate Consolidated Net Debt into Consolidated Net Debt of ex-infrastructure project companies and infrastructure project companies, as we find it helpful for investors and rating agencies to show the evolution of our Consolidated Net Debt of ex- infrastructure project companies, because the debt of infrastructure project companies has: (i) no recourse to the Group Companies or (ii) the recourse is limited to guarantees issued by other Group Companies. Net Debt of ex- infrastructure project companies is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. For investors and rating agencies, it is important to clearly see and understand whether the rest of the Group is under any obligation to inject capital to repay the debt or cure any potential covenant breach if any of the Group's infrastructure project companies underperform.

Additionally, our equity investors track performance of our infrastructure project companies on a cash basis, namely dividends received and capital invested, that are not shown in our change in cash and cash equivalents reported in our consolidated cash flow statement. Similarly, our debt investors need to know the dividends received from infrastructure project companies, as the key parameters for the rating of corporate bonds are cash flows of ex-infrastructure project companies (the main contributor of which is dividends from infrastructure project companies) and net debt of the ex-infrastructure project companies.

We allocate amounts from the different components of Consolidated Net Debt and its evolution, specifically cash flows as reported in IAS 7, between infrastructure project companies and ex-infrastructure project companies as follows:

- Our consolidated subsidiaries and our equity-accounted companies are classified as infrastructure project companies (infrastructure project companies) or not infrastructure project companies (ex-infrastructure project companies). These two categories are not simultaneously applied to the same company (i.e., any given company is either categorized as an infrastructure project company or an ex-infrastructure project company, but it cannot be both).
- We include as ex-infrastructure project companies all companies (whether consolidated or accounted for as equity-accounted companies) dedicated to construction activities, companies providing services to the rest of the group, and holding companies (including those that are direct shareholders of infrastructure project companies).
- We include as infrastructure project companies, all companies (whether consolidated or accounted for as equity-accounted companies) that meet the definition of "infrastructure project companies" as this is stated in our annual reports: specifically, they are companies, which are part of our toll roads, airports, energy infrastructure and construction businesses. Appendix I to our Consolidated Financial Statements as of December 31,

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2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, includes a complete list of our subsidiaries and associate companies, including details of all companies classified as infrastructure project companies, which are identified with a "P" in the "Type" column.

Specifically, cash flows of ex-infrastructure project companies are comprised of the cash flows generated by all companies classified as ex-infrastructure project companies, after the elimination of transactions between ex-infrastructure project companies. Cash flows of infrastructure project companies are comprised of the cash flows generated by all companies classified as infrastructure project companies, after the elimination of transactions between infrastructure project companies.

The key distinction in the classification between cash flows of ex-infrastructure project companies and cash flows of infrastructure project companies is the treatment of intercompany transactions between ex-infrastructure project companies and infrastructure project companies. These intercompany transactions are comprised of dividends paid by infrastructure project companies to ex-infrastructure project companies and investments of equity paid by ex-infrastructure project companies to infrastructure project companies. We treat these transactions as follows:

- Dividends received by ex-infrastructure project companies from infrastructure project companies are classified as cash flows from operations ex-infrastructure project companies;
- Dividends paid by infrastructure project companies to ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies;
- Equity investment paid by ex-infrastructure project companies to infrastructure project companies are classified as cash flows from investments ex-infrastructure project companies; and
- Equity investment received by infrastructure project companies from ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies.

These dividends include dividends and other similar items, comprising (i) interest on shareholder loans and (ii) repayments of capital and shareholder loans.

The equity investment includes the cash invested by the Group in infrastructure project companies through capital contributions or other similar financial instruments such as shareholder loans. These intercompany transactions are eliminated in the consolidated cash flows.

The following table sets forth a reconciliation of Consolidated Net Debt to our cash and cash equivalents for the periods indicated:

(EUR million)	DEC-24	DEC-23
Cash and cash equivalents excluding infrastructure project	-4,653	-4,585
Short and long-term borrowings	2,889	3,449
Non-current restricted cash	-21	-32
Forwards hedging balances	5	18
Cross currency swaps balances	-2	13
Intragroup position balances (*)	-12	16
Other short term financial assets	0	0
Consolidated Net Debt of ex-infrastructure project companies	**-1,794**	**-1,121**
Cash and cash equivalents from infrastructure projects	-175	-204
Short and long-term borrowings	8,400	7,915
Non- current restricted cash	-381	-596
Intragroup position balances (*)	12	-16
Other short term financial assets	0	0
Consolidated Net Debt of infrastructure project companies	**7,856**	**7,100**
Consolidated Net Debt	**6,061**	**5,979**

(*) Intragroup balances are comprised of financial assets (cash) and liabilities (borrowings) between our ex-infrastructure project companies and infrastructure project companies that are eliminated in the consolidation process and therefore have no impact on our Consolidated Net Debt.

The following table presents, for the periods indicated, the changes in Consolidated Net Debt (including separation by ex-infrastructure project companies and infrastructure project companies), as well as the breakdown of our statement of cash flows into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies and intercompany eliminations.

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	Change in Consolidated Net Debt (1+2+3)	(1) Ex-infrastructure project companies	(2) Infrastructure project companies	(3) Intercompany eliminations
Cash flow from operating activities	1,293	861	1,016	-584
Cash flow from/ (used in) investing activities	1,313	1,161	73	79
Cash flow from/ (used in) financing activities	-2,591	-1,975	-1,121	505
Effect of exchange rate on cash and cash equivalents	59	54	5	0
Change in cash and cash equivalents due to consolidation scope changes	-35	-32	-3	0
Change in cash and cash equivalents from assets held for sale	0	0	0	0
Cash Flows (Change in cash and cash equivalents) (A)	**39**	**68**	**-29**	**0**
Change in short and long-term borrowings (B)	**76**	**561**	**-484**	**0**
Change in Non-current restricted cash	-227	-12	-215	0
Change in Forwards hedging balances	14	14	0	0
Change in Cross currency swaps balances	16	16	0	0
Change in Intragroup balances	0	28	-28	0
Change in other short term financial assets	0	0	0	0
Other changes in Consolidated Net Debt (C)	**-198**	**45**	**-243**	**0**
Change in Consolidated Net Debt (C+B-A)	**-82**	**674**	**-756**	**0**
Consolidated Net Debt at beginning of the year	**-5,979**	**1,121**	**-7,100**	**0**
Consolidated Net Debt at year-end	**-6,061**	**1,794**	**-7,856**	**0**

(A) Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.
(B) Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.
(C) Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.
(1) Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.
(2) Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.
(3) Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level.

2.2 Ex-Infrastructure Liquidity

Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised from to our ex-infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows.

We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects.

The following table presents a reconciliation of the ex-infrastructure liquidity for the periods indicated.

	DEC-24	DEC-23
(in million of euros)		
Cash and cash equivalents	4,653	4,585
Non- current restricted cash	21	32
Other short term financial assets	0	0
Undrawn credit lines	651	789
Forward hedging cash flows	-5	-18
Total liquidity ex infrastructure	**5,320**	**5,387**

288_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

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3. OTHER NON-IFRS MEASURES

3.1 Total shareholder return

Sum of the dividends received by shareholders, revaluation/depreciation of the shares and other payments such as the delivery of shares or buy-back plans. The total shareholder return is presented under the share part of section 1.1 of the Management Report. There is a breakdown of the reconciliation with the shareholder return in the financial statements.

	2024	2023	2022
Number of ordinary shares at beginning of year	1,953,016	1,782,127	2,054,531
Plans granted	543,320	653,611	702,675
Plans settled	-538,868	-277,493	-356,958
Shares surrendered and other	-200,618	-192,425	-526,552
Shares exercised	-27,098	-12,804	-91,569
Number of ordinary shares at year-end	**1,729,752**	**1,953,016**	**1,782,127**

It is a financial indicator used by investors and financial analysts, to evaluate the performance that shareholders have received throughout the year in exchange for their contribution in capital of the Company.

3.2 Managed investment

Managed investment is presented under Toll Roads in section 1.2 of the Management Report. During the construction phase, it is the total investment to make. During the operating phase, this amount is increased by the additional investment. Projects are included after signing the contract with the corresponding administration (commercial close), on which date the provisional financing terms and conditions, which will be confirmed after the financial closing, are normally available. 100% of investment is considered for all projects, including those that are integrated by the equity method, regardless of Ferrovial's participation. Projects are excluded with criteria in line with the exit from the consolidation scope.

Managed investments at the end of December 2024 came to approximately 23.9 billion euros (21.9 billion euros at December 2023) and are made up of 18 concessions in 10 countries. The composition of managed investments by asset type is as follows:

- Intangible Assets projects under IFRIC 12 (in operation), 12,533 million euros (11,639 million euros at 31, December 2023). The managed investment matches with the balance sheet gross investment in these projects included in the table of section 3.3.1 of the Consolidated Annual Accounts, except for the future investment commitments and fair value adjustments: 13,757 million euros of USA Toll Roads I-66, NTE, NTE35W, LBJ and I-77 (12,823 million euros at December 31, 2023). Additionally, 724 million euros are included in Spain (mainly Autema project).
- Intangible Assets IFRIC 12 (under construction), no current projects under construction.
- Accounts receivable projects under IFRIC 12: no current projects under development.
- Consolidation using the equity method, 11,349 million euros (10,267 million euros at December 31, 2023). Includes both projects in operation and under construction that are consolidated using the equity method, such as 407ETR 3,441 million euros of 100% managed investment (3,470 million euros at December 31, 2023). In the consolidated statement of financial position, these projects are included under Investments in associates, meaning the investment cannot be reconciled with the balance sheet.

Data useful by Management to indicate the size of the portfolio of managed assets.

3.3 Economic value generated and distributed

Information on the creation and distribution of economic value provides a basic indication of how an organization has generated wealth for shareholders. It includes information on revenue figures, operating costs, employee wages and benefits, financial expenses, and dividends and taxes. Reconciliation: The figures for revenues, operating costs, salaries and employee benefits, financial expenses and dividends and taxes are detailed in the corresponding section of the Management Report and the Consolidated Financial Statements.

We present the calculation of the economic value generated and distributed as follows: Economic Value Retained = Economic Value Generated [Revenues (sales + other operating revenues + financial revenues + fixed asset disposals + income from companies accounted for by the equity method)]. - Economic Value Distributed [consumption and expenses + personnel expenses + financial expenses and dividends + corporate income tax]. Explanation of use: the data on economic value generated and distributed can be useful to know the economic figures that we have distributed among our stakeholders and what economic value we have retained in the form of liquidity.

Comparisons: we present comparable data for the reporting year and the two previous years. Consistency: the criteria used to calculate this indicator is the same as in previous years.

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FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT **ANNEX**

SUSTAINABILITY ACCOUNTING STANDARDS BOARD (SASB) INDICATORS

The SASB indicators for the Engineering and Construction Services sector are presented below:

TOPIC	METRIC	SASB CODE	REFERENCE / DIRECT ANSWER
Environmental Impacts of Project Development	Number of incidents of non-compliance with environmental permits, standards and regulations	IF-EN-160a.1	Environmental fines. See Notes 6.3 and 6.5 of Ferrovial's 2024 Consolidated Financial Statements
	Discussion of processes to assess and manage environmental risks associated with project design, siting and construction	IF-EN-160a.2	See Environment Section
Structural Integrity & Safety	Amount of defect- and safety-related rework costs	IF-EN-250a.1	Not available
	Total amount of monetary losses as a result of legal proceedings associated with defect- and safety-related incidents	IF-EN-250a.2	The total sum 33,583 euros
Occupational Health & Safety	Total recordable incident rate (TRIR) and fatality rate for (a) direct employees and (b) contract employees	IF-EN-320a.1	See S1 - 14. Health and Safety Parameters
Lifecycle Impacts of Buildings & Infrastructure	Number of commissioned projects certified to a third-party multi-attribute sustainability standard and active projects seeking such certification	IF-EN-410a.1	See Annex. Other Information. Quality section
	Discussion of process to incorporate operational-phase energy and water efficiency considerations into project planning and design	IF-EN-410a.2	See Environment Section
Climate Impacts of Business Mix	Number of backlogs for hydrocarbon related projects and renewable energy projects	IF-EN-410b.1	In 2024, the portfolio of projects related to hydrocarbons total 131.6 million euros. As for the portfolio of renewable energy projects, it amounted to 73.2 million euros.
	Number of backlogs cancellations associated with hydrocarbon-related projects	IF-EN-410b.2	There were no portfolio cancellations associated with hydrocarbon projects.
	Number of backlogs for non-energy projects associated with climate change mitigation	IF-EN-410b.3	See EU Taxonomy section
Business Ethics	Number of active projects and backlog in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	IF-EN-510a.1	Ferrovial does not develop projects in any of the 20 countries ranked in the bottom 20 of the Corruption Perception Index.
	Total amount of monetary losses as a result of legal proceedings associated with charges of bribery or corruption and anti-competitive practices	IF-EN-510a.2	See Consolidated Financial Statements, Note 6.5.
	Description of policies and practices for prevention of bribery and corruption, and anti-competitive behavior in the project bidding processes	IF-EN-510a.3	See G1 – 1. Corporate Culture and Business Conduct Policies.

ACTIVITY METRIC	SASB CODE	DIRECT ANSWER
Number of active projects	IF-EN-000.A	738
Number of commissioned projects	IF-EN-000.B	128
Total backlog	IF-EN-000.C	16,755 million euros

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FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT **ANNEX**

TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES (TCFD)

The contents of this Integrated Annual Report are aligned with the recommendations of the TCFD. The contents suggested by the initiative can be consulted in this index:

	CONTENTS	LOCATION
GOVERNANCE	Describe the board's oversight of climate-related risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGERIAL AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY ISSUES ADDRESSED BY, THE COMPANY'S GOVERNING, MANAGEMENT AND SUPERVISORY BODIES • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
	Describe management's role in assessing and managing climate-related risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGERIAL AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY ISSUES ADDRESSED BY, THE COMPANY'S GOVERNING, MANAGEMENT AND SUPERVISORY BODIES • ESRS 2 GOV - 5: RISK MANAGEMENT AND INTERNAL CONTROLS OVER SUSTAINABILITY DISCLOSURE • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
STRATEGY	Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES FOR IDENTIFYING AND ASSESSING MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL
	Describe the impact of climate related risks and opportunities on the organization's businesses, strategy, and financial planning.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES FOR IDENTIFYING AND ASSESSING MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL
	Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	• ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL • ESRS E1 - 1: CLIMATE CHANGE MITIGATION TRANSITION PLAN
RISKS	Describe the organization's processes for identifying and assessing climate-related risks.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES FOR IDENTIFYING AND ASSESSING MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL
	Describe the organization's processes for managing climate-related risks.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES FOR IDENTIFYING AND ASSESSING MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL • ESRS E1 - 1: CLIMATE CHANGE MITIGATION TRANSITION PLAN • ESRS E1 - 2: POLICIES RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION
	Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management.	• ESRS E1 IRO - 1: DESCRIPTION OF PROCESSES FOR IDENTIFYING AND ASSESSING MATERIAL CLIMATE-RELATED IMPACTS, RISKS AND OPPORTUNITIES • ESRS E1 SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL • ESRS E1 - 1: CLIMATE CHANGE MITIGATION TRANSITION PLAN • RISK REPORT
METRICS	Disclose the metrics used by the organization to assess climate related risks and opportunities in line with its strategy and risk management process.	• ESRS E1 - 1: CLIMATE CHANGE MITIGATION TRANSITION PLAN • ESRS E1 - 4: TARGETS RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION
	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	• ESRS E1 - 1: CLIMATE CHANGE MITIGATION TRANSITION PLAN • ESRS E1 - 6: SCOPE 1, 2 AND 3 GROSS GHG EMISSIONS AND TOTAL GHG EMISSIONS
	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	• ESRS E1 - 1: CLIMATE CHANGE MITIGATION TRANSITION PLAN • ESRS E1 - 4: TARGETS RELATED TO CLIMATE CHANGE MITIGATION AND ADAPTATION

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TASK FORCE ON NATURE-RELATED FINANCIAL DISCLOSURES (TNFD)

The contents of this Integrated Annual Report are aligned with the recommendations of the TNFD. The contents suggested by the initiative can be consulted in this index:

	CONTENTS	LOCATION
GOVERNANCE	Describe the board's oversight of nature-related dependencies, impacts, risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGERIAL AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY ISSUES ADDRESSED BY, THE COMPANY'S GOVERNING, MANAGEMENT AND SUPERVISORY BODIES • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
	Describe management's role in assessing and managing nature-related dependencies, impacts, risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGERIAL AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY ISSUES ADDRESSED BY, THE COMPANY'S GOVERNING, MANAGEMENT AND SUPERVISORY BODIES • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
	Describe the organisation's human rights policies and engagement activities, and oversight by the board and management, with respect to Indigenous Peoples, Local Communities, affected and other stakeholders, in the organisation's assessment of, and response to, nature-related dependencies, impacts, risks and opportunities.	• ESRS 2 - GOV - 1: THE ROLE OF ADMINISTRATIVE, MANAGERIAL AND SUPERVISORY BODIES • ESRS 2 - GOV - 2: INFORMATION PROVIDED TO, AND SUSTAINABILITY ISSUES ADDRESSED BY, THE COMPANY'S GOVERNING, MANAGEMENT AND SUPERVISORY BODIES • 2.5 BOARD RULES, DECISION MAKING, MEETINGS AND ATTENDANCE
STRATEGY	Describe the nature-related dependencies, impacts, risks and opportunities the organisation has identified over the short, medium and long term.	• ESRS E4 - SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL • ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN THE STRATEGY AND BUSINESS MODEL
	Describe the effect nature-related dependencies, impacts, risks and opportunities have had on the organisation's business model, value chain, strategy and financial planning, as well as any transition plans or analysis in place.	• ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN THE STRATEGY AND BUSINESS MODEL
	Describe the resilience of the organisation's strategy to nature-related risks and opportunities, taking into consideration different scenarios.	• ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN THE STRATEGY AND BUSINESS MODEL
	Disclose the locations of assets and/or activities in the organisation's direct operations and, where possible, upstream and downstream value chain(s) that meet the criteria for priority locations.	• ESRS E4 - SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL
RISKS	Describe the organisation's processes for identifying, assessing and prioritising nature-related dependencies, impacts, risks and opportunities in its direct operations and in its upstream and downstream value chain(s).	• ESRS E4 - SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL • ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN THE STRATEGY AND BUSINESS MODEL
	Describe the organisation's processes for managing nature-related dependencies, impacts, risks and opportunities.	• ESRS E4 - SBM - 3: MATERIAL IMPACTS, RISKS AND OPPORTUNITIES AND THEIR INTERACTION WITH THE STRATEGY AND BUSINESS MODEL • ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN THE STRATEGY AND BUSINESS MODEL • ESRS E4 - 2: POLICIES RELATED TO BIODIVERSITY AND ECOSYSTEMS
	Describe how processes for identifying, assessing, prioritising and monitoring nature-related risks are integrated into and inform the organisation's overall risk management processes.	• ESRS E4 - IRO - 1: DESCRIPTION OF PROCESSES FOR IDENTIFYING AND ASSESSING SIGNIFICANT IMPACTS, RISKS, DEPENDENCIES AND OPPORTUNITIES RELATED TO BIODIVERSITY AND ECOSYSTEMS • ESRS E4 - 1: TRANSITION PLAN AND CONSIDERATION OF BIODIVERSITY AND ECOSYSTEMS IN THE STRATEGY AND BUSINESS MODEL • RISK REPORT
METRICS	Disclose the metrics used by the organisation to assess and manage material nature-related risks and opportunities in line with its strategy and risk management process.	• ESRS E4 - 5: IMPACT PARAMETERS RELATED TO BIODIVERSITY AND ECOSYSTEM CHANGE
	Disclose the metrics used by the organisation to assess and manage dependencies and impacts on nature.	• ESRS E4 - 5: IMPACT PARAMETERS RELATED TO BIODIVERSITY AND ECOSYSTEM CHANGE
	Describe the targets and goals used by the organisation to manage nature-related dependencies, impacts, risks and opportunities and its performance against these.	• ESRS E4 - 4: TARGETS RELATED TO BIODIVERSITY AND ECOSYSTEMS

292_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

OTHER INFORMATION This section includes additional non-financial information that is not reported in the Statement of Consolidated Non-Financial and Sustainability Information. QUALITY The Quality and Environment Policy provides a key lever to drive continuous improvement, technical capabilities and process efficiency. In order to achieve these objectives, Ferrovial implements efficient management based on innovation and the use of new technologies, offering a unique and high-quality experience to its customers and users, managing all issues that influence it with regard to excellent performance. For this purpose, a unified work method is established, implementing an operating procedure in all contracts to offer products and services that meet quality requirements and consider environmental criteria. To ensure compliance, the Company has implemented an integrated management system in accordance with quality, environmental and energy criteria in all its contracts, which serves as a tool for complying with the principles defined in its policy. INTEGRATED MANAGEMENT SYSTEM In 2024, certified activity reached 86% according to the ISO 9001 standard, 86% according to ISO 14001, and 73% according to ISO 50001. The calculation is based on the number of contracts that implemented these systems coinciding with the taxonomy perimeter. In some cases, services are also certified under other standards due to local requirements. It should be noted that in 2024 the company CIMSA, in the Construction division, was included under the scope of ISO 9001 and ISO 14001 certifications. As part of system management, internal audits are conducted and complaints are recorded in 100% of the contracts. In 2024, 481 external complaints/communications were received, of which 93% were successfully closed. OTHER CERTIFICATIONS Since 2020, Ferrovial has been certified by AENOR on sustainability and business contribution to the Sustainable Development Goals. With this certification, the Sustainability Strategy and the actions performed by the Company in ESG matters are valued, which reinforces its commitment to the SDGs. SGE 21 certification was obtained for Ferrovial’s Construction and Cadagua businesses after successfully completing the audit conducted by the independent certification body SGS. This certification is the first European standard that allows an ethical and socially responsible management system to be implemented, audited and certified, constituting a key tool for the integration of environmental, social and good governance aspects in the management of companies. This certification reinforces Ferrovial's commitment to sustainability, which is one of the foundations on which the Company's strategy is based. Ferrovial also collaborates with the International Organization for Standardization (ISO) and the Spanish Association for Standardization (UNE) in the definition of the ISO 53001 standard, on the Management System for the United Nations Sustainable Development Goals. There are also other certified systems pursuant to regulations related to health and safety, the environment, good governance and collaborative businesses, where highlights include: FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_293 CERTIFIED ACTIVITY 86% ISO 9001 ISO 14001 CERTIFIED ACTIVITY 73% ISO 50001 CUSTOMER SATISFACTION 4.3 OUT OF 5

FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | **ANNEX**

Certification	Name	Certification	Name
UNE 19601	Criminal compliance management systems	ISO 45001	Occupational health and safety management systems
UNE-ISO 37001	Anti-bribery management systems	ISO 27001	Information security management systems
UNE 19602	Tax compliance management system	PAS 2080:2016	Carbon management in infrastructures
UNE 166002	R&D&I management system	EMAS III	Voluntary participation of organizations in a community-based management system and environmental auditing
BIM ISO 19650	Managing information throughout the life cycle of a built asset by utilizing BIM		

The sustainable construction certifications obtained by Ferrovial include:

CRE8. TYPE AND NUMBER OF SUSTAINABILITY CERTIFICATIONS, RATINGS AND LABELING SYSTEMS FOR NEW CONSTRUCTION, MANAGEMENT, OCCUPANCY AND RECONSTRUCTION

Sustainable construction certifications obtained in Spain, Poland, Chile and others:

			2024				
Region	BREEAM	CES	LEED	LEED + WELL	Energy certification A	Energy certification B	Others (ENVISION, SITES, VERDE, GBCE…)
Chile			1				
Spain	11		6		5		1
Poland	3						
Others (U.S., Canada)			1				2
TOTAL	**14**	**0**	**8**	**0**	**5**	**0**	**3**

			2023				
Region	BREEAM	CES	LEED	LEED + WELL	Energy certification A	Energy certification B	Others (ENVISION, SITES, VERDE, GBCE…)
Chile							
Spain	11		5	1	9	5	
Poland	1		1				
Others (U.S., Canada)							
TOTAL	**12**	**0**	**6**	**1**	**9**	**5**	**0**

LEGAL REQUIREMENTS AND TECHNICAL STANDARDS

Ferrovial's activity requires strict regulatory compliance in relation to legal provisions on quality, environment and energy, both at regional and sector level. Therefore, the Company has implemented external (i2i and WorldLex) and internal (DocSite) digital solutions to guarantee and facilitate the monitoring of applicable legislation and technical regulations (among others, those related to air, noise and light pollution). These tools are accessible to any employee. All this contributes to achieving quality assurance, as well as efficient management focused on legislative compliance, mitigation of negative impacts and business risk control.

CUSTOMER AND USER SATISFACTION

Under the premise of continuous improvement, Ferrovial strives to meet the expectations of customers and users, as well as to increase their degree of satisfaction with the services provided and products offered. To this end, all Ferrovial's business units implement an annual survey program to identify the strengths and weaknesses of the quality offered and establish improvement actions through associated plans aimed at increasing the quality of the service provided.

- Customers, including public administrations and private developers, rank the performance of the business in terms of reliability, trust, operational excellence, responsiveness, innovation and sustainability.
- The users of the infrastructures and services evaluate the quality of the service offered. Users are understood as those individuals who interact directly or indirectly with the services and infrastructures offered by the Company, but with whom they are not bound by a contractual agreement.

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FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | ANNEX

CUSTOMER SATISFACTION
(OUT OF 5)


Sustainability
4.12
Operational excelence
4.18
Innovation
4.07
Responsiveness
4.32
Reliability and trust
3.73
Supervision process
4.35
Management of agents involved in the project
4.43

OVERALL CUSTOMER SATISFACTION SCORE

2021 · 4.3 ★
2022 · 4.2 ★
2023 · 4.2 ★
2024 · 4.3 ★

OVERALL USER SATISFACTION SCORE

2021 · 4.0 ★
2022 · 4.0 ★
2023 · 4.0 ★
2024 · 4.0 ★

QUALITY, ENVIRONMENT AND ENERGY TRAINING

Ferrovial promotes awareness and training in quality, environment and energy among its employees and collaborators, with the aim of improving their performance and capabilities. Training actions have focused on waste management, climate change, water footprint, pollution and biodiversity.

The training at Ferrovial Construction merits mention, where more than 9,600 workers received specific training on these topics. One of the most significant areas of learning is waste management, so during this year more than 90% of internal employees received training in this area; likewise, around 7170 external personnel (contractors) were trained in waste management (around 71% of the external personnel who received training).

In addition, Ferrovial Construction provides energy efficiency training to employees to raise awareness of energy consumption reduction. In 2024, more than 2,400 employees were trained in energy efficiency and energy savings (over 22% of the total workforce) and more than 1,700 external personnel (approximately 17% of the total number of external personnel trained).

AIR QUALITY

Air quality is a fundamental issue for the health and well-being of communities and the environment. Ferrovial, through its Quality and Environment Policy, reaffirms its commitment to environmental protection and pollution prevention. With the vision of improving the future through the development and operation of sustainable infrastructures and cities, the Company implements comprehensive actions to avoid or minimize the potential impacts of its activities on the atmosphere.

Ferrovial adopts a series of measures aimed at minimizing and avoiding these types of emissions, including actions that are part of the decarbonization plan (DDP) such as energy efficiency measures, reduction of emissions in the vehicle fleet and consumption of electricity from renewable sources.

The Company complies with national, local and sectoral environmental regulations, actively collaborating with regulators and other relevant stakeholders. In addition, as one of its actions in air quality management, Ferrovial identifies sulfur oxides (SOx), nitrogen oxides (NOx), carbon monoxide (CO), non-methane volatile organic compounds (NMVOC) and particulates as significant substances in emissions control.

NITROGEN OXIDES (NOx), SULFUR OXIDES (SOx), AND OTHER SIGNIFICANT AIR EMISSIONS

	2024				
	NOx (t)	CO (t)	NMVOC (t)	SOx (t)	Particles (t)
Emissions from boilers	148.35	59.21	14.64	203.41	39.97
Emissions caused by motor vehicles	331.17	1902.68	208.9		20.18
Emissions caused by electricity	20.92	8.18	0.15	31.23	1.78
	NOx (g/Kg)	CO (g/Kg)	NMVOC (g/Kg)	SOx (g/Kg)	Particles (g/Kg)
Emissions caused by mobile equipment used in construction works	103.95	33.99	10.73	0	6.61

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FERROVIAL IN 2 MINUTES | GLOBAL STRATEGY AND 2024 PERFORMANCE | CORPORATE GOVERNANCE REPORT | REMUNERATION REPORT | RISK REPORT | **ANNEX**

SOCIAL VALUE

Ferrovial is deeply committed to society, especially to local communities. Its objective is not only to respect but also to support and promote human rights in order to prevent and mitigate any potential negative impact, but also to achieve a positive impact on society. To strengthen this impact, it undertakes intense community investments aligned with its company purpose to develop and operate sustainable, innovative and efficient infrastructures, creating value for our stakeholders.

SAFEGUARDING HUMAN RIGHTS, A FIRST STEP

Human rights are a fundamental part of the global sustainability strategy. Its Human Rights Policy, which was renewed in 2022, includes its commitments in this regard. However, Ferrovial continues to expand its human rights approach on an ongoing basis, and in 2023 updated its internal regulations on Personal Data Protection, the Diversity and Inclusion Policy, and the Stakeholder Engagement and Relationship Policy to guarantee equal treatment and ensure fair conditions free from any discrimination in the Company and among all its stakeholders. In 2024, several relevant company policies were reviewed that are linked in some way to its commitment to human rights: the Anti-Fraud Policy, the Anti-Corruption Policy, the Ethics Channel and Inquiries, Complaints and Grievance Management Policy and the Third Party Ethical Integrity Due Diligence Policy.

COMMUNITY SUPPORT PROJECTS	INVESTMENT IN THE COMMUNITY (€M)	NUMBER OF BENEFICIARIES
505	8.1	207,351

Human rights governance and management model

Ferrovial's human rights target is not only to identify, prevent and mitigate any potential negative impact, but also to support and promote human rights among its stakeholders. Ferrovial's Human Rights Policy is aligned with the main international standards such as the United Nations Global Compact, the United Nations Guiding Principles on Business and Human Rights, the Universal Declaration of Human Rights, the OECD Guidelines for Multinational Enterprises, and the regulations of the International Labor Organization. Likewise, it is aligned with the Company's internal regulations that are founded in Ferrovial's Code of Ethics.

One of the pillars of Ferrovial's strategy is to guarantee equal treatment and prevent any type of discrimination.

In 2024, the global Anti-Harassment and Discrimination Policy was approved, which aims to ensure that all Company employees are treated with dignity and respect when working within the organization and outside the organization at any Company-sponsored event; to maintain and promote a work environment free from all forms of harassment, unlawful discrimination and bullying, in which customers, staff, suppliers, business partners, visitors and shareholders are treated with dignity and respect; and to provide all affected individuals with an appropriate process for the investigation of complaints of harassment, unlawful discrimination and bullying.

In addition, the Diversity and Inclusion Policy and the 3rd Equality Plan, which was approved in 2022 for a four-year period and consists of 84 measures aimed at promoting equal opportunities between women and men, are still in force.

Since 2013, Ferrovial has been a member of the "Companies for a society free from gender-based violence" project, promoted by the Spanish Government. To reinforce this commitment and raise awareness and train both employees and society as a whole, various initiatives against this social scourge are implemented throughout the year. On November 25, on the occasion of the International Day for the Elimination of Violence against Women, an internal campaign was launched to remind employees of the action protocol against gender-based violence, and banners were displayed at various iconic works with the slogan "Let's build a world free from gender-based violence."

As part of the promotion of diversity, Ferrovial has established agreements with organizations specialized in promoting the inclusion of people with disabilities in the different countries in which it operates.

296_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

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	Governing body	Regulations	Tools
Human rights	Audit and Control Committee Sustainability Committee Compliance and Risk Department	• Human Rights Policy • Code of Business Ethics • Purchasing Policy • Third Party Ethical Integrity Due Diligence Policy • Supplier Code of Ethics • Anti-Corruption Policy • Sustainability Policy • Information Security Policy • Stakeholder Engagement Policy	• Ethics Channel • Risk identification and assessment process Ferrovial Risk Management (FRM) • Online third-party analysis tool • Supplier Ethical Integrity Due Diligence Procedure • Due Diligence Procedure for Selection and Hiring of Candidates • Personal Data Protection Regulation • Harassment Prevention Protocol
Labor rights	Audit and Control Committee Compliance and Risk Department	• Health and Safety Policy • Flexibility and Work-Life Balance Policy • Diversity and Inclusion Policy • Supplier Code of Ethics	• Equality Plan • Supplier Ethical Integrity Due Diligence Procedure • Supplier 360° tool • Ethics Channel

The Company's Human Rights Policy makes its commitment to transparency visible in all matters relating to the protection of human rights, and specifies Ferrovial's commitment to the right to digital disconnection, respect for confidentiality, and the right to intimacy and privacy, and analyzes the implications for the Company in its relations with all its stakeholders.

The policy is available to all stakeholders. However, employees and managers in particular are responsible for ensuring compliance in all Ferrovial's activities. Training is organized periodically to strengthen knowledge about some of the commitments in the policy.

Human and labor rights throughout the value chain

One of the pillars of Ferrovial's commitment to human rights is safety throughout its value chain, which is why the Company strives to create a safe and healthy working environment for its employees and contractors, and promotes the safety of its infrastructure users.

In addition to ensuring safety, Ferrovial pays special attention to its commitment to the upholding of labor rights. The Company rejects any type of child or forced labor in any form, guarantees equal opportunities and non-discrimination, protection against harassment, the right to strike, freedom of association and the right to collective bargaining in all countries in which it operates. There is a reinforced commitment to work-life balance with specific measures detailed in the Equality Plan. Its employees are protected by the labor regulations of the different geographies. In addition, 60.1% of Ferrovial's workforce is covered by collective bargaining agreements.

It also merits mention that, each year, Ferrovial verifies that the remuneration of its employees is above the living wage in the countries where it is most active (Spain, United Kingdom, Chile, United States, Poland, Australia, Canada, Colombia, Portugal, Puerto Rico, and Turkey). It uses living wage data established by the Living Wage Foundation, which considers the following factors associated with the basic needs of any household as a reference: food, water supply, housing, transportation, clothing, healthcare, education and payment of taxes, among others. The analysis that the Company performed confirms that all employees have a living wage in accordance with the situation of the country in which they work.

One of the key human rights issues is the prevention of new forms of slavery. The Human Rights Policy specifically addresses this issue. In addition, the Company's commitment is developed in the Modern Slavery Statement of each of Ferrovial's subsidiaries in the United Kingdom and Australia. These statements formalize the commitment to prevent any type of human rights violation, with special attention to the different forms of exploitation that may occur, including prevention mechanisms and reporting channels, if necessary.

To extend this commitment throughout the value chain and prevent possible violations of the Code of Business Ethics, the Company has ethical integrity due diligence procedures for third parties, suppliers and candidates, as well as a Suppliers' Code of Ethics that includes, among its principles, respect for human rights and the abolition of child labor. The procedure establishes the general criteria for the ethical integrity due diligence process in the selection of a supplier and its follow-up. In 2024 Ferrovial, as part of its commitment to integrate sustainability throughout its value chain, managed to get more than 300 of its suppliers from six different countries to participate in the "Sustainable Suppliers Training Program" developed by the Spanish network of the Global Compact, ICEX Spain Export and Investment, and the ICO Foundation. This training provides information on sustainability and respect and defense of human rights to suppliers.

In addition to these preventive mechanisms, Ferrovial has other tools for continuous monitoring once an agreement is formalized with a third party or supplier. In the case of suppliers, the Company has the Supplier 360 tool, which automatically scans for disputes with suppliers with whom it has a commercial relationship. For other types of agreements, periodic monitoring is performed through an automatic search for adverse news in the national and international media, as well as in public sanctions lists.

The due diligence procedure for ethical integrity of third parties must be applied prior to reaching a collaboration, partnership or any other type of agreement with a third party (non-supplier). It aims to prevent attitudes and actions contrary to human rights in relations with third parties. To facilitate compliance in 2021, an online tool was implemented to facilitate the process. In 2024, 171 third parties were analyzed, where only 0.05% had a high final risk assessment.

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Diligent in the protection of human rights The Company operates in countries with stable legislation and low risk of human rights violations. Around 95% of its revenues are earned in Spain, the U.S., Canada, Poland, the U.K., Chile, and Australia, all OECD member countries. Despite this, the Company remains vigilant and has the appropriate mechanisms in place to prevent possible risks related to human rights. Ferrovial has a set of tools that promotes the protection and respect for human rights in order to ensure due diligence on human rights in the Company's activities. In this regard, Ferrovial periodically evaluates potential risks to human rights within the framework of the global risk identification and assessment process, called Ferrovial Risk Management (FRM). FRM makes it possible to identify and prioritize risk events according to their probability and impact. The list of risks defines 8 categories related to human rights, which in 2024 registered 80 potential risks in all the Company's projects, most of them related to data protection or security (84%). Most of the risks identified were minor or moderate (98%). All of them are monitored with controls in place to mitigate or eliminate the risk, either its impact or its probability of occurrence. Apart from the risks identified, no relevant human rights violations have been reported in the Company in the last two years. Similarly, the Company has a procedure for the approval of capital allocation operations, so that the analysis of all corporate operations carried out takes into account whether they may undermine Ferrovial's ethical principles, with special attention to human rights, social, good governance and environmental aspects. COMMUNITY INVESTMENT: On the Move for People Ferrovial considers community investment a strategic instrument to boost its contribution to achieving the Sustainable Development Goals (SDGs) and also its mission established in the Horizon 24 Plan. To achieve sustainable infrastructure management, society and the communities in which they are located must be fair and inclusive. This is therefore the goal of Ferrovial's social programs: to promote a more equitable development of society by supporting people in vulnerable situations. To show the connection of these programs with the Company's global strategy in 2024, Ferrovial reorganized its community engagement programs under the name “On the Move for People.” This strategy is based on 4 main lines of action: On the Move for Communities Development of sustainable infrastructures to serve the most disadvantaged On the Move Together On the Move for Education Development of local communities, responding to needs identified through dialogue with communities, thus reinforcing the positive impact of its business activities. It includes On the Move for Water (the former Social Infrastructures Program) and On the Move for Zero Hunger. One of the Company's key pillars is to involve its employees, with the aim of turning them into active players in Ferrovial's commitment to the community. Ferrovial contributes to the achievement of SDG 4, with a special focus on promoting STEM vocations in a balanced way, placing special emphasis on working with girls. In total, 8.1 million euros (4.7 million euros in 2023) were invested in 2024, of which 3.9 million euros (3.8million euros in 2023) were monetary contributions while 0.87 million euros (0.75 million euros in 2023) were the result of the 17,215 volunteer hours contributed by 2,964 employees. In 2024 a special effort was made by the Company to respond to the emergencies caused by Hurricane Helena in North Carolina and the DANA in Valencia, which included 3.1 million euros of in-kind donations (toll road discounts, equipment, machinery etc.). This engagement multiplies the impact on the community while enhancing the skills and the feeling of belonging to a common project structured along the four core areas mentioned above. On the Move for Communities Development of local communities is a key pillar of Ferrovial’s social commitment. Ferrovial focuses its social programs on vulnerable groups to promote inclusive development. Thus, 42.6% of its investment in the community is aimed at promoting socioeconomic development and social welfare. Examples include the Tolling Equity Program on the I77, which seeks to make the use of the highway accessible to disadvantaged groups or the initiative to improve Historic Black Neighborhoods. Basic infrastructures for disadvantaged communities In line with the global strategy of promoting sustainable infrastructures, Ferrovial supports the development of infrastructures that provide disadvantaged people with access to basic rights such as water, health and food. On the Move for Water: Social Infrastructures, since 2011 Ferrovial has been committed to providing access to water and sanitation for vulnerable communities in Latin America, Africa and Asia through this program. In total, it has already promoted 40 projects that have improved access to water in decent conditions for 348.313 people in 13 countries. Employees are involved in this program through high added value volunteering. Since the start of the program, 155 professionals have spent at least two weeks of work traveling to the projects. In 2024, the program developed three projects in Zimbabwe, Togo and India, improving access to water for 12,058 people. On the Move for Zero Hunger: for more than 10 years, Ferrovial has also been supporting the improvement of infrastructures of soup kitchens and food banks in Spain to guarantee access to food for the most vulnerable in Spain, contributing to SDG 2, zero hunger. Ferrovial has invested more than 1.2 million euros in the 55 interventions carried out. In 2024 two soup kitchens in Madrid were renovated that are managed by the Order of Malta. The commitment to help ensure quality basic food also includes support for food banks in the United States, with initiatives such as the Food Bank Day in Texas or National Food Bank Day and Angels & Sparrows Volunteer Day in North Carolina. On the Move for Health: In Poland, the Company supports the improvement of hospital infrastructures, in particular pediatric wards with the Strefa Rodzika (parent zone) program. In the 11 years of its existence, 42 parent zones have been created, more than 300 employees have been involved as volunteers and 52,500 people use the new zones every year, facilitating faster recovery of hospitalized children and creating more comfortable FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 298_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

conditions for them and their families. Also linked with health, safety and infrastructures is the Teens in the Driver Seat initiative supported in the United States. On the Move Together The On the Move Together program aims to make the employees key players in the Company’s community engagement. It includes local projects such as On the Move Together: Juntos Sumamos program in Spain, in place since 2005. It allows employees to contribute and also choose which projects are supported each year, responding to needs both in Spain and in developing countries. Since its launch, funding has been provided to 49 projects with a joint investment by employees and the Company (matching the employees' contribution) of more than 2.1 million euros. In 2024, employees decided to allocate their contributions to the projects “Mercado 1 kilo de Ayuda: Integral support to people affected by the DANA in Valencia" with the Altius Foundation and “Comprehensive support for extremely poor and vulnerable children in 3 schools in Sierra Leone” in collaboration with Arcores. A similar initiative is carried out in the United Kingdom, called The Charity of the Year. For the second year in a row, it partnered with the Lennox Children's Cancer Fund. Ferrovial seeks to promote not only economic collaboration but also the voluntary work of its employees. Many different initiatives are carried out throughout the company. The aim is to facilitate activities that involve people's professional skills, but there are also volunteering activities to simply support and accompany people in vulnerable situations. 17,215 hours voluntary work was done during company time in 2024. Ferrovial's commitment to responding to humanitarian crises dates back to the earthquake in Haiti in 2010. Unfortunately, its response and mobilization capacity has been put to the test in recent years with the social and health crisis caused by COVID-19 and the the war in Ukraine. But the Company is also alert to the day-to-day social crises taking place in local communities to help achieve a socially integrated society. Most initiatives are implemented in cooperation with employees, who get involved on a voluntary basis. In 2024, two calls were made to employees to respond to emergencies generated by Hurricane Helena in North Carolina and the DANA that hit Valencia in November 2024. Moreover, the entire Company was involved in the response to the emergency, the I77 in North Carolina paused the Managed Lane Dynamic Pricing for five weeks. In Spain, qualified professionals, equipment and machinery were made available to the cities and villages affected by the floods. On the Move for Communities Ferrovial focuses its social programs on vulnerable groups in an attempt to promote inclusive development. Thus, 42.6% of its investment in the community is aimed at promoting socioeconomic development and social welfare. Examples include the Tolling Equity Program on the I77, which seeks to make the use of the highway accessible to disadvantaged groups. On the Move for Education In Spain, Ferrovial has been collaborating with the Princess of Girona Foundation since 2016 in the Generación Talento initiative, a mentoring program in which company professionals accept the challenge of accompanying young people between the ages of 18 and 30 for a year to help improve their employability. So far, 86 professionals have been volunteering mentors. Also in Spain, the Company has been collaborating since 2017 with the Junior Achievement Foundation's OrientaT program, in which volunteers from the Company give workshops at schools to awaken interest in STEM vocations among students. In 2024, Ferrovial joined the Women and Engineering Excellence mentoring program of the Royal Academy of Engineering (RAI), as one of the initiatives included in its Diversity and Inclusion Plan. The aim of this program is for professionals with technical profiles to share their experiences and points of view with outstanding female STEM students who are about to finish their studies, in order to facilitate their job placement. In the United Kingdom, we support numerous actions focused on schools in the communities near the Company's activities, with employee volunteering as a common denominator. In 2024, 1,042 employees took part in educational activities to bring children and young people into contact with engineering leaders. Support is also provided to university students to help them make the transition to the labor market. In line with this strategy, in the United States we collaborate with schools with educational programs focused on fostering STEM vocations through programs such as the TEXpress STEM Scholarship and Teacher Grant, which in 2024 benefited 9 educational districts. Since 2009, the Domofon ICE program in Poland has been promoting the safety of children in schools, also involving employees. TRAINING AND SKILL DEVELOPMENT METRICS INTEGRATED TALENT MANAGEMENT Ferrovial's Human Resources actions are guided by the "HR26" strategic Human Resources plan, which focuses on attracting the best talent and promoting high-performance teams. This strategy aims to position the Company as a benchmark employer in its key markets. To this end, it promotes growth opportunities and commitment, health and wellbeing, and the development of diverse teams capable of creating significant and positive changes in the organization and society. The Company's talent attraction strategy emphasizes Ferrovial's differential value proposition particularly in attracting STEM talent (engineering and technology), and diverse talent. In 2024, the following actions were implemented in key markets: • Collaboration agreements with prominent universities, business schools and other organizations. • Initiatives to strengthen talent attraction including scholarship and graduate programs, targeted STEM talent attraction campaigns, social media campaigns focused on key profiles and countries, and participation in specialized events or job fairs. • Publication of job offers on specific websites for different groups to attract diverse talent. • Reinforcement of Ferrovial's employer brand through social media campaigns, media publications, and updating of logos of some business units and subsidiaries. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_299

• Updating Ferrovial's value proposition, adapting key messages, and defining a claim or key message to attract talent. • Strengthening recruiters’ capabilities with awareness sessions on diversity and inclusion, training on technology use, and homogenizing Ferrovial's narrative and value proposition. • Incorporation of Ferrovial's differential value proposition in job offers. • Redesign of the careers page of the Ferrovial website to simplify, update messages, and improve user experience. • Updating Ferrovial's page on major employment websites like LinkedIn, Glassdoor, Indeed, and InfoJobs. Regarding talent development, Ferrovial prioritizes strengthening key skills and promoting corporate culture and values. Each year, the Company conducts a talent identification and management process to reinforce meritocracy and skills development as key growth levers. This model helps professionals identify their strengths and key competencies, define their individual development plans and access training resources available to enhance necessary skills. The talent identification model has three main components: • Review and assessment of individual targets assigned to each professional at the beginning of the year. • Review of competency levels and critical capabilities required for each job position. • Establishment of individualized development plans. This talent identification process ensures that Ferrovial can manage different employee groups based on their needs. For key employees, detailed development actions are defined and monitored periodically. These development actions are defined into three areas: • Internal mobility: Promoting employee mobility to enhance growth and knowledge of Ferrovial's different business units including promotion, succession plans, and development of skills for future leadership roles. • Training development: Participation in exclusive training activities conducted by professionals from leading companies, business schools and prestigious universities. • Exposure and visibility: Enhancing exposure and visibility in Ferrovial through meetings with Ferrovial's management committee members, or as expert speakers in internal forums and global meetings. These development actions ensure that Ferrovial has a pool of professionals ready to occupy management positions and meet the Company's operational and strategic needs. For employees with a performance gap, HR individually manages their needs, identifies the causes of their performance and helps them to overcome the gap. This may involve competency development through training, adjusting responsibilities, organizational transfers, internal management with the manager and/or colleagues, cultural adjustment with the Company, or managing the employee's disengagement. Continuous follow-up and monitoring of each case minimize and eliminate the negative impact of the mismatch on the employee's performance. In line with the above, Ferrovial’s training model supports development through the following objectives: 1. Promoting key technical and skills capabilities to achieve strategic objectives. 2. Supporting major career transitions. 3. Promoting corporate culture and values. 4. Strengthening a consistent leadership style, aligned with values and strategy. The strategy is based on 6 guiding principles that define the framework for action and priorities in training: Digital first (online self-learning opportunities to grow and develop), Global presence (reaching all geographies through various training channels), Global access to training (focusing on critical groups based on their business contribution), Strengthening internal knowledge (efficient management of internal knowledge) and Training in areas that enhance competitiveness in the markets. The global L&D framework employs a multi-channel approach to ensure continuous training, support business needs, assist professionals at key times in their careers, and combine internal and external knowledge by integrating internal practices as well as market trends and best practices. The global L&D framework offers various training options designed to provide flexibility to Ferrovial employees in their learning journeys: • Online training platforms (Learning Center): Over 20,000 online resources currently available in open access on different topics relevant to the Company, business units and employees. • Development programs: Conducted by Ferrovial University and from Business Units, these programs focus on culture, values and leadership at key career moments. • On-demand training: Available online or face-to-face. These sessions cater to specific requests from employees’ individual development plans or on-demand for market certifications or soft-skill and technical training for their jobs. • Language training: Offered in eLearning and online/synchronous format, both one-to-one and group sessions. Throughout 2024, several initiatives were highlighted from the online training platform, reinforcing efforts to provide training and development pathway that enhance reskilling and upskilling for more than 6,000 employees by combining: • The power of the Learning Center. • The launch of the Learning community in Viva Engage. This community, reaching over 6,000 employees, serves as an agile and bidirectional channel with Ferrovial employees. • Analysis of training requests: Reviewing individual development plans in Workday to identify and define online resources available in the Learning Center, creating personalized and general pathways with the most demanded requests aimed at all professionals through the community. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 300_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

• Use of AI: Customizing online training pathways associated with roles/positions, with specific prompts to search for training pathways through Copilot associated with the professional role and direct access to online content in the Learning Center. Over the course of the year, more than 75 reskilling and upskilling pathways were launched via email and the new Learning Community. These pathways provide streamlined access to relevant online training for Ferrovial professionals, highlighting the pathways of AI, Copilot, Cloud certifications, leadership and people management skills, Ferrovial competencies and power skills, Culture, Diversity and Inclusion, Sustainability, ESG, Health and well-being, Finance, Specific technical training and Digital skills, among others. In addition to the online offerings, during 2024, Ferrovial University and Business Units collaborated on development programs to support global growth, fostering networking, and developing professionals worldwide at key career moments, focusing on those aspects that make the Company more competitive in the markets in which it is present. In line with this vision, the following initiatives were launched in 2024, both online and in-person, in the hubs in Europe and the U.S.: • Coaching (online and executive): A total of 31 coaching processes were launched (face-to-face and online), enhancing the development and management of the leadership team and focusing on a global leadership model and style, ready to face the challenges of the business in key markets. This coaching model aims to improve management skills at senior levels, where skills include driving vision and purpose, developing talent, driving results, managing ambiguity and balancing stakeholders. The program offers flexible formats and access to a premium network of coaches worldwide. • Mentoring at Ferrovial (1 online edition): The global mentoring model supports learning and experimentation on a global scale. It promotes diversity, knowledge management, leadership growth, talent development and engagement. In 2024, the second global edition was launched, with a specific focus on supporting women as mentors or mentees. An additional edition was extended to the Construction division for Project Managers and Senior Deputy Project Managers. A total of 149 mentors and 149 mentees participated. • Global Executive Program (1 edition): A 3-month hybrid program for Ferrovial leaders, structured in 4 modules (2 face-to-face and 2 online). This program aims to enhance strategic vision, growth mindset, and leadership skills. Participants learn to navigate new environments marked by high volatility and change, become more disruptive, and transform the Company's management style. The program impacts several managerial competencies, including cultivating innovation, developing talent, building networking, generating trust, and quality decision-making. The 4th edition hosted 40 participants from different countries and business units. • Advanced Management Program (1 classroom-based edition): The second edition of this program is aimed at experienced managers transitioning to leaders. Structured in 3 phases over 3 months, it provides the knowledge and tools necessary for a successful transition from manager to leader. The program focuses on developing leadership potential, financial knowledge, and essential skills for future leadership roles, with the competencies of developing talent, customer focus, building networks, generating trust, and ensuring accountability. This edition had 32 participants. • New Managers (2 in-person editions): Aimed at Ferrovial professionals starting their journey as people managers or those with some experience. It focuses on modern, person-centered leadership to manage successfully in a global environment, with the following competencies: self- leadership, developing people, building trust, managing conflict and working with others. In 2024, two editions welcomed 56 professionals. • Crucial Conversations (2 in-person editions): Based on the methodology and book “Crucial Conversations,” this program is aimed at professionals at any level and position in the Company, albeit focusing on managers. It covers controlling emotions in key conversations, effective communication, managing conflicts respectfully, solving performance problems, and achieving team objectives. It covers theses key competencies and values: collaboration, effective communication, feedback, persuasion and conflict management. This year, two editions had 58 participants. • Power Skills: Self-Leadership and Presentations to Shine (2 in-person editions and 2 train-the-trainers editions): This program targets non- management professionals, focusing on key skills for future people management, such as communication, public presentations, personal well- being, and self-leadership. The program also trains internal trainers globally to extend the program across different geographies and businesses. In 2024, 13 internal trainers were trained, and 39 participants attended. • Project Management Professional Certification, PMP® (1 virtual edition): Targeting project managers, this 17-week program offers a standardized approach to project management across different environments, sectors, and organizations. In 2024, 15 professionals enrolled. • PROSCI: Change Management Certification (1 in-person edition): This in-person program provides international knowledge, tools, and methodology for driving successful change initiatives in various projects. It aims to create a network of ambassadors to promote successful change in relevant projects. The first edition in 2024 included 8 participants. • Institute for Management Development (IMD): Broad portfolio of premium online programs lasting between 2 and 8 weeks for executives who wish to advance their knowledge and grow in their role in areas relevant to the businesses (strategy, corporate governance, sustainability, digitalization, finance and leadership) but who require more flexible formats that are compatible with the demands of their day-to-day work. Throughout 2024, 60 professionals accessed these online programs. In Construction, several initiatives were designed to complement and enhance professional production careers at different key moments: • The Challenge: A hybrid program (online + in-person bootcamp) for senior project managers, offering an immersive learning experience designed to empower and equip participants with the knowledge to elevate their management capabilities in complex design and construction projects. In 2024, it hosted 20 participants internationally. • GROW (Get Ready for Opportunities at Work): A global experience for employees in the first three years of their professional career. It includes a career plan, an exclusive training scheme (online and in-person sessions) on technical and skills topics, and talent conversations with an HR advisor. It is an opportunity to improve their networking, access international programs, and be part of global sessions with other “GROWERS.” The program was expanded to several Construction geographies, hosting over 350 participants this year. • GoFurther, an international program offering talent with 1 to 3 years of experience in Ferrovial Construction to gain a wide range of experience for a year in any global infrastructure project. In 2024, 35 participants from different geographies took part. • New Construction Managers: This program supports new managers in their production careers by providing key tools and technical training (planning, foundations, structures, earthworks, etc.). In 2024, it hosted 170 participants in various geographies. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_301

• High Impact Leadership Program: Aimed at strengthening and developing leadership skills in senior profiles. Participants learn to build trust, acquire tools to motivate and develop people, make effective decisions and negotiate critical agreements. The program also covers technical skills related to digital transformation, cost control and new construction tools. 80 participants took part in the 2 editions held in 2024. • Impulsa: A development program focused on expanding professional networks and gaining a comprehensive understanding of the economic- financial area, particularly for construction site administrators. It covers Labor Relations, Taxation, Contract Management, finance and tools, and finance digital learning pathways. Focused on groups of new hires or in their first years of finance careers, the program welcomed 60 participants this year. • STEP: A global program providing career plans for foremen and superintendents. The STEP Academy version develops specific career plans for officers. In 2024, nearly 300 participants joined from different construction geographies. • Data Center Academy: A program to continue the qualification of professionals in the construction of data center digital infrastructures. The program contemplates cross-cutting technical training. The first edition in 2024 welcomed about 50 participants, with plans for the 2025 structure underway. • Construction Site Manager Course: A 7-month program combining a training pathway with 2 site visits, aimed at Master's Degree in Civil Engineering students. It introduces students to the production career at Ferrovial. The program started in October and welcomed 62 students, with internal speakers and collaboration from 4 universities: Polytechnic University of Madrid, University of Granada, Polytechnic University of Catalonia, and University of Cantabria. In line with the global strategy, Budimex is enhancing its training and development strategy, focusing on key career transitions and continuous employee development. Among its 11 most relevant programs in 2024, Budimex trained around 740 participants. Among these programs, it is worth highlighting those with the greatest scope: • First Time Manager and Manager trainings: This program targets new and current managers, covering topics such as diversity management, commitment building, and team effectiveness. A total of 150 participants were trained during the year. • Academy of Leadership: Designed for site and area managers, this program addresses the role of the manager, business awareness, communication, team building, motivation, and personal effectiveness. In 2024, 120 participants took part. • Perspectives: Aimed at supporting leadership development at various organizational levels, this program covers emotional effectiveness, Know Yourself, Understand Others, Effective Leader Communication, The Art of Building Valuable Relationships, Inspiring Influence and Leading People through Change. This year, 52 managers and directors participated. • Master Synergies - Women Synergies - Mentoring (Mistrzowskie Synergie): This program fosters a culture of feedback, prepares mentors and mentees for role changes, strengthens competencies, and supports the development of women. In 2024, 104 participants were trained. • GROW Academy of Young Engineers: Aimed at newly hired engineers and apprentices, this academy is part of Ferrovial's GROW program. Through training courses and workshops, the key competencies of engineers in their first years are worked on: compliance, formal economic and legal side of production, building relationships with external and internal partners, costing, tendering, scheduling, cooperation with the Technical and Warranty Office. In 2024, 62 people were trained. In 2024 in the Toll Roads division, training efforts in programs were translated into 3 key initiatives to work on the different career stages in the business and strengthen key skills • Human Centered Leadership: A 2-day program for experienced managers, designed to complement university training and unify leadership principles within the Company, empowering leaders and improving their leadership skills. In 2024, 56 participants joined. • Spring Training: Internal training program created and delivered by Cintra HR in all U.S. locations. It focuses on self-awareness, communication and confidence (INSIGHTS and TRUST I, TRUST II, TRUST III) within the management team. In 2024, 160 participants completed this training. • Self-leadership workshops: This program helps non-management groups at HQ and Cintra manage change, uncertainty, and stress. This year, 60 participants attended. The relaunch of "University by Ferrovial" and other core business initiatives significantly contributed to talent development. In 2024, approximately 27% of the target group was reached. Key performance indicators for these initiatives include: • Average employee satisfaction score: 4.5 • Average Net Promoter Score: 71, indicating a high likelihood of employees recommending the programs. • Average perceived applicability to their position by employees: 4.5 By year-end, Ferrovial professionals received over 378,000 hours of training (both online and in-person) + 268,967 hours of health and safety training (See this information in S1-4), totaling 646,967 for 2024, representing an investment of more than 7.17 million euros (€281/professional). Furthermore, 42% of employees underwent regular performance and career development reviews, with 75% of women and 35% of men participating in such reviews. Ferrovial primarily considers white-collar employees in its analyses, as these profiles tend to have greater stability within the organization and continuous access to corporate systems, enabling the accurate and reliable collection, analysis, and reporting of data. In contrast, blue-collar employees, who primarily work on construction sites, generally have higher turnover rates and often lack regular access to digital tools or corporate IT systems. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 302_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

WORK-LIFE BALANCE METRICS Ferrovial is committed to the well-being of its employees through flexible work arrangements that facilitate a balance between personal and professional life. These measures, included in its corporate policies, are adapted to the regulations and needs of each country. The main initiatives implemented to promote this balance include: • Reduced working hours and flexible schedules: Designed to allow employees to adjust their working time according to their personal needs. • Extension of maternity/paternity leave: Including paid extensions before birth and paid parental leave. • Leave of absence and special leave options: sabbaticals, family care leave and recoverable leave. • Vacation buyout: Allowing employees to purchase additional days off. These policies not only seek to promote well-being, but also to ensure that Ferrovial is an employer of reference in all its markets. Ferrovial ensures the rights of its employees in Spain through its Workplace Disconnection Policy and applicable collective bargaining agreements. This policy, aimed at promoting a healthy work-life balance, includes provisions for family-related leave. Specifically, all salaried employees in Spain are entitled to family-related leave (100%), in accordance with current labor legislation (Spanish Workers' Statute) and applicable collective agreements. Such leave includes, but is not limited to, parental leave, adoption leave, caregiving leave, and other cases recognized under the law. The Workplace Disconnection Policy, applicable to all employees in Spain, reinforces this commitment by ensuring a healthy work environment that respects employees' personal and family needs. However, these rights may vary in other countries where Ferrovial operates, depending on local regulations and applicable policies. Adoption and Promotion of Corporate Values During 2024, Ferrovial has intensified efforts to integrate its corporate values (Respect, Collaboration, Innovation, Integrity and Excellence) into the daily lives of its teams. The strategy has evolved from awareness to active adoption, with concrete initiatives that reflect the Ferrovial culture through observable behaviors in all business units and geographies. Main Initiatives 1. Culture Ambassadors Network: Created to promote and disseminate corporate values in all regions and business areas. These ambassadors lead actions related to corporate culture, ensuring a homogeneous impact on the organization. 2. Values Workshops: Integrated into leadership programs, these workshops help to reflect on how values are lived in each business unit and what actions can reinforce their adoption in the teams. 3. Ferrovial Values Week: A week dedicated to celebrating and promoting the company's values, assigning a day to each value. During this week, global impact activities are organized with the collaboration of culture ambassadors, talks by prominent international speakers and various awareness-raising activities. These actions seek to ensure that corporate values transcend the theoretical realm to become an essential part of employees' daily lives, strengthening cohesion, commitment and excellence at Ferrovial. This approach demonstrates the company's determination to build an organizational culture that drives both individual and collective growth. Policy Flexibility and Work-Life Balance Policy Description Ferrovial's Flexibility and Work-Life Balance Policy includes a series of leaves and improvements, such as the extension of maternity and adoption leaves, the possibility of taking a sabbatical, the purchase of additional vacation days, and flexible working hours. In addition, there are specific measures for caring for family members, exceptional recuperable leave, and facilities for employees with disabilities or disabled family members. These measures are managed by the Human Resources Department, ensuring that each request is tailored to individual needs and complies with current labor regulations. Target The objective of Ferrovial's Flexibility and Work-Life Balance Policy is to promote an appropriate balance between the personal and professional lives of its employees. To this end, Ferrovial offers a series of leaves and improvements, all of which are described below, without prejudice to the rights and leaves of absence that are already included in applicable labor legislation, such as the Workers' Statute or the Sector or Provincial Collective Bargaining Agreements. Associated material impacts, risks and opportunities • Increased productivity, job satisfaction and employee retention thanks to the Group's care for the health and well-being of employees. • Improvement of working conditions through the application and periodic review of the Human Rights Policy for all Group employees, as well as reviewing all other commitments (Global Compact and United Nations Guiding Principles). • Improvement of the work environment through the implementation of complaint and protection mechanisms in terms of diversity, equality and inclusion, always guaranteeing freedom of association and collective bargaining. Follow-up and remediation process These mechanisms include regular reviews and audits conducted by the Human Resources Department to ensure compliance with and effectiveness of the policy. The policy is supported by an action plan that details specific steps and initiatives to promote work-life balance, such as flexible work schedules, additional leave options, and support for employees with caregiving responsibilities. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_303

Scope of the policy Stakeholders impacted All the structural staff of any company belonging to the Ferrovial Group in Spain. Geographic areas Spain Value chain application Ferrovial's Flexibility and Work-Life Balance Policy applies mainly to the internal stages of the value chain, i.e., the Company's direct employees. However, Ferrovial also promotes work-life balance practices in its relations with suppliers and business partners, encouraging them to adopt similar policies that benefit their own employees. Exclusions from application Business units that expressly exclude any of the policy measures. Policy approval flow Chief Executive Officer Chief Executive Officer of Ferrovial Other issues to report (if applicable) Consistency with third-party instruments or standards Ferrovial's Flexibility and Work-Life Balance Policy aligns with its Human Rights Policy, which is guided by international frameworks such as the United Nations Global Compact and the United Nations Guiding Principles on Business and Human Rights. Attention to stakeholders Ferrovial ensures continuous and permanent information through effective communication channels, leveraging new technologies, and maintaining cooperation and transparency with stakeholders. Actively engages with employees, with regular assessments and communication mechanisms that ensure continuous dialogue and feedback. How it is made available Available on the Ferrovial intranet. Significant policy changes N/A - no changes were made TAX MANAGEMENT The Board of Directors is responsible, on a non-delegable basis, for establishing the Risk Control and Management Policy, including tax risks, and for approving investments or transactions that present a high tax risk due to their special characteristics or high amount. Ferrovial's adherence to the Code of Good Tax Practices promoted by the Spanish Tax Agency took place in 2010, extending these recommendations to all its activities worldwide through the Compliance and Good Tax Practices Policy, and was renewed in 2022. The Tax Compliance and Best Practices Policy (the “Policy”), approved in 2021, is an integral part of Ferrovial's corporate governance policies and is available on the corporate website and intranet. It is aligned with current international tax standards, such as the OECD Guidelines, and its primary objective is to guarantee a transparent tax compliance model based on best tax practices, as well as to ensure correct tax contributions in all countries in which Ferrovial is present. Ferrovial is committed to contributing to the economic and social development of the different markets in which it operates, which is materialized in the tax sphere in compliance with all tax obligations generated as a result of its activity, in accordance with applicable local and international regulations, as well as through the development of best practices in this area and the maintenance of an appropriate relationship with the corresponding tax authorities. It is the responsibility of all Ferrovial employees and collaborators to comply with this commitment. This policy is developed through various internal rules, procedures, instructions and circulars that make up Ferrovial’s Tax Governance, Risk and Compliance System (Tax GRC) and benefits from the corresponding due diligence procedures and other rules that make up the corporate governance system. The principles of the Tax Policy are mandatory for all employees of Ferrovial S.A. and the Group's companies who are involved, directly or indirectly, in the management of any applicable taxes in all countries in which the companies perform out their business or have a business presence. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 304_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT TOTAL TAXES* (€M) 1,109 *Supported, paid and collected in 2024 TAXES PAID OR PROFITS (€M) 136

FERROVIAL’S TAX GOVERNANCE, RISK AND COMPLIANCE SYSTEM (TAX GRC) FISCAL GOVERNANCE, CONTROL AND RISK MANAGEMENT The role of the Board of Directors Prior to the preparation of the annual financial statements and the filing of the corporate income tax return, the Board is informed of the tax policies applied during the year and their degree of compliance. It is also informed of the conclusions arising from the supervision and evaluation of the operation and effectiveness of that which is reflected in the Annual Corporate Governance Report. In the case of transactions or matters to be submitted to the Board of Directors for approval, the Board of Directors is informed in advance of the relevant tax consequences of such transactions or matters. The role of Ferrovial’s Compliance Department In 2024, Ferrovial’s Compliance Department acted as the tax compliance body, in coordination with the Tax Advisory Department, and was responsible for supervising the operation and effectiveness of the Tax GRC. The role of the Tax Advisory Board The Tax Advisory Department is a centralized body with economic sufficiency that is made up of experienced tax experts, whose fundamental objective is the Company's tax management in accordance with Ferrovial's general principles and tax policies. Since 2017, it has submitted annually, and on a voluntary basis, the Tax Transparency Report to the Spanish Tax Agency, which has strengthened legal certainty, mutual knowledge and reciprocal trust with the tax authorities. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_305 AUDIT AND CONTROL COMMITTEE Body in charge of monitoring and evaluating the effectiveness of the Tax GRC Reports Reports Reports Advises Certifies Informs COMPLIANCE DEPARTMENT Supervises the operation and effectiveness of the Tax GRC. Annually reviews the risk indicators (KRIs) presented by the Tax Advisory Department and reports the results to the Audit Committee. TAX ADVISORY DEPARTMENT Responsible for the Group's tax management in accordance with the general principles and guidelines set out in Ferrovial's tax policies. Annually evaluates the performance of the Tax GRC by preparing risk indicators (KRIs) and implements the action plans that may be required in view of such indicators. TAX COMPLIANCE BODY INDEPENDENT EXPERT Reviews the structure, and the different elements, policies, processes and risks that make up the Tax GRC. AENOR Audits the Tax GRC against the requirements specified in UNE 19602:2019. BOARD OF DIRECTORS Defines the tax risk control and management policy, approves the investments that, due to their high amount or special characteristics, have a special tax risk, and determines the Group's tax strategy. TOP MANAGEMENT

FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT **ANNEX**

TAX RISK PREVENTION AND MANAGEMENT

The main objective of Ferrovial's Tax Governance, Risk and Compliance System (Tax GRC) is to establish a governance framework in tax matters that ensures that the Company's actions and operations are governed by clear principles, values and rules, aligned with the Code of Ethics and Business Conduct and other corporate governance rules. This allows any employee, person or entity that has a relationship with the Company to make the appropriate decisions to comply with tax law.

This due diligence framework is subject to a process of continuous monitoring and control in order to ensure strict compliance with applicable laws and the adoption of the highest ethical standards in the development of the Company's activities. The management and analysis of the operation of this system is the responsibility of the Tax Advisory Department, and the Compliance Department is in charge of supervising the operation and effectiveness of the system.

Minimum taxation of multinational groups

Pillar Two is an international regulatory framework aimed at ensuring that the worldwide profits of multinational groups are subject to a tax rate of no less than 15% in each jurisdiction in which they operate. The rules were designed by the OECD's Inclusive Framework and subsequently incorporated into EU law through EU Council Directive 2022/2523 of December 14, 2022. In The Netherlands, the Minimum Tax Act of 2024, based on the EU Directive, is applicable to financial years beginning on or after December 31, 2023.

The Pillar Two rules provide that, if in certain jurisdictions in which Ferrovial operates the effective tax rate (given by the ratio between the adjusted accounting profit and the adjusted corporate income tax paid in that jurisdiction) falls below 15%, then Ferrovial must pay an additional tax (the so-called top-up tax) to reach the 15% corporate income tax rate threshold.

Ferrovial estimated its potential exposure to Pillar Two for the financial year 2024 based on the financial statements at the end of the financial year, concluding that no top-up tax arises in any of the jurisdictions in which it operates.

Tax havens

Ferrovial does not carry out operations in any jurisdiction considered as a tax haven by the Netherlands Tax Administration, nor as a country or territory that has been designated as non-cooperative in tax matters by the European Union.

Ferrovial's Tax Governance, Risk and Compliance System (Tax GRC)

In February 2021, Ferrovial's Tax Governance, Risk and Compliance System (Tax GRC) was certified by AENOR, in accordance with the UNE 19602 reference standard. This certification endorses Ferrovial's commitment to regulatory compliance, responding to the regulatory requirements of markets, customers, shareholders and investors and other stakeholders. The certification also reflects the Company's high ethical standards and commitment to best corporate governance practices.

In February 2024, following the 2023 audit process, AENOR verified that the system complies with the requirements of the standard and with the audit criteria, obtaining the renewal of the certification for a period of three years, from 2024 to 2026.

Also, in February 2025, the system was reviewed by AENOR in relation to the financial year 2024, concluding that it remains effectively implemented and complies with the requirements of the standard and with the audit criteria in that period.

MATERIALS PURCHASED BY WEIGHT OR VOLUME*

	2024 - TOTAL FERROVIAL	2024- FERROVIAL CONSTRUCTION	2024- % FERROVIAL CONSTRUCTION
Bitumen (t)	77,909	77,909	100.00 %
Concrete (t)	5,471,617	5,428,942	99.22 %
Corrugated steel (t)	127,706	127,694	99.99 %
Aggregates (t)**	11,071,325	11,058,911	99.89 %
Cement (t*)**	271,732	271,725	100.00 %
Asphalt agglomerate (t)**	737,731	737,731	100.00 %

**Biological materials are not significant in Ferrovial's purchases.*

306_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

GLOSSARY OF TERMS ACI: Airports Council International is the only global trade representative of the world’s airports. Established in 1991, ACI represents airport’s interests with governments and international organizations such as the ICAO; develops standards, policies and recommends practices for airports, and provides information and training opportunities to raise standards around the world. Adjusted EBIT: net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense) and impairment and disposal of fixed assets. AGS: Aberdeen, Glasgow and Southampton. AGS Airports is the United Kingdom-based owner of Aberdeen, Glasgow and Southampton Airports. The company was formed in September 2014 by Ferrovial and Macquarie Group. The company acquired Aberdeen, Glasgow and Southampton Airports in December 2014 from Heathrow Airport Holdings. Alignment: an activity is considered aligned according to the EU Taxonomy if it demonstrates a substantial contribution to one of the six EU environmental objectives without having a detrimental impact on any of the other five, and also meets the minimum social safeguards and technical screening criteria. APS: Announced Pledges Scenario. A scenario in which it is assumed that all climate commitments set by governments around the world, including nationally determined contributions and long-term net zero targets, will be met on time and on form. This scenario would imply a global temperature increase of 1.9/2.3 °C by 2100. ASQ: Airport Service Quality Survey. The Airport Service Quality is the world-renowned and globally established global benchmarking program measuring passengers’ satisfaction while they are travelling through an airport. The program provides the research tools and management information to better understand passengers’ views and what they want from an airport’s products and services. BAME: acronym in English of Black, Asian and minority ethnicities. BIM: Building Information Modeling. It is a collaborative work methodology for the creation and management of a construction project (both building and infrastructure). Its objective is to centralize all project information in a digital information model created by all its agents. The use of BIM goes beyond the design phases, encompassing the execution of the project and extending throughout the life cycle of the building, allowing its management and reducing operating costs. BuildUp!: Ferrovial's initiative to promote entrepreneurial talent and provide sustainable solutions to the company's internal needs. BWI: Business Water Index. It is related to the consumption of water and its discharge carried out in activities developed by Ferrovial. CAA: Civil Aviation Authority. It is the statutory corporation which oversees and regulates all aspects of civil aviation in the United Kingdom. CAC: Audit and Control Committee. It is composed of four independent and external directors and is responsible for the supervision of accounts, internal audit, financial information and risk control. CDP: Carbon Disclosure Project. This organization is based in the United Kingdom and supports companies and cities to disclose the environmental impact of major corporations. It aims to make environmental reporting and risk management a business norm, and drive disclosure, insight and action toward a sustainable economy. CIIO: Chief Information and Innovation Officer. A chief innovation officer (CINO) or chief technology innovation officer (CTIO) is the main party responsible for managing the innovation and change management process in an organization. In some cases, it is the person who originates new ideas but also recognizes innovative ideas generated by other people. CNMV: Comisión Nacional del Mercado de Valores. The National Securities Market Commission is the body responsible for the supervision and inspection of Spanish securities markets and the activity of all those involved in them. The aim of the CNMV is to ensure the transparency of Spanish securities markets and the correct formation of prices, as well as the protection of investors. CPS: Current Policies Scenario. It considers the impact of the policies and measures that are firmly established at present. This scenario would mean an increase in the global temperature of +3-4 °C by 2100. CRM: Customer Relationship Management. It is an information industry term that applies to methodologies, software and, in general, to the capabilities of the iInternet that help a company manage customer relationships in an organized manner. CSIC: Consejo Superior de Investigaciones Científicas. The Spanish National Research Council is the largest public institution dedicated to research in Spain and the third largest in Europe. Belonging to the Spanish Ministry of Economy and Competitiveness through the Secretary of State for Research, Development and Innovation, its main objective is to develop and promote research that will help bring about scientific and technological progress, and it is prepared to collaborate with Spanish and foreign entities to achieve this aim. DBFOM: Design, Building, Finance, Operation and Maintenance. DBF: Design, Build and Finance Dow Jones Best-in_Class Indices: launched in 1999, they are a family of indices evaluating the sustainability performance of thousands of companies trading publicly and a strategic partner of the S&P Dow Jones Indices. They are the longest-running global sustainability benchmarks worldwide and have become the key reference point in sustainability investing for investors and companies alike. It is based on an analysis of corporate economic, environmental and social performance, assessing issues such as corporate governance, risk management, branding, climate change mitigation, supply chain standards and labor practices. EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization. An accounting measure calculated using a company’s net earnings, before interest expenses, taxes, depreciation, and amortization are subtracted, as a proxy for a company’s current operating profitability (i.e., how much profit it makes with its present assets and its operations on the products it produces and sells, as well as providing a proxy for cash flow). EIT KICs: Knowledge and Innovation Communities (Innovation Communities) EIT Innovation Communities are partnerships that bring together companies, research centers and universities that harness European innovation and entrepreneurship to find solutions to major societal challenges in areas with high innovation potential and create jobs and quality growth. Eligibility: an activity is considered eligible under the EU Taxonomy if it demonstrates that it makes a substantial contribution to one of the six EU environmental objectives without having a detrimental impact on any of the other five. EPD: Environmental Product Declaration. An EPD provides a reliable, relevant, transparent, comparable and verifiable environmental profile that highlights an environmentally friendly product, based on life cycle information (LCA) according to international standards and quantified environmental data. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_307

EU Taxonomy: is a new classification system designed by the European Commission to describe whether an activity or business investment can be considered sustainable in terms of climate change adaptation or mitigation. Express Lanes: assets developed by Ferrovial in the United States, consisting of a lane or toll lanes in addition to those already existing, in which a minimum speed is guaranteed to its users. The rates are adjusted to traffic conditions, thereby regulating access levels. FRM: Ferrovial Risk Management. This process is an identification and assessment process, supervised by the Board of Directors and the Management Committee, which is implemented in all business areas. This process makes it possible to forestall risks. Once they have been analyzed and assessed based on their potential impact and likelihood, the most appropriate management and protection measures are taken, depending on the risk nature and location. FTSE4Good: The FTSE4Good Index Series is designed to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices. GECV: Grupo Español de Crecimiento Verde. The Spanish Group of Green Growth is a business association whose objective is to transfer to society and to public administration its vision of a model of economic growth which is compatible with the efficient use of natural resources. GHG: Greenhouse Gas. A greenhouse gas is a gas in the atmosphere that absorbs and emits radiant energy within the thermal infrared range. GRI: Global Reporting Initiative. GRI helps businesses and governments worldwide understand and communicate their impact on critical sustainability issues such as climate change, human rights, governance and social well-being. This enables real action to create social, environmental and economic benefits for everyone. The GRI Sustainability Reporting Standards are developed with true multi-stakeholder contributions and rooted in the public interest. GWT: Global Water Tool. The GWT is a free, publicly available resource for identifying corporate water risks and opportunities which provides easy access to and analysis of critical data. It includes a workbook (data input, inventory by site, key reporting indicators, metrics calculations), a mapping function to plot sites with datasets, and a Google Earth interface for spatial viewing. GOP: Gross Operating Profit (RBE): See EBITDA. HAH: Heathrow Airport Holdings. Heathrow Airport Holdings Limited, formerly BAA is the United Kingdom-based operator of Heathrow Airport. It was formed by the privatization of the British Airports Authority as BAA plc as part of Margaret Thatcher’s initiatives to privatize government-owned assets. BAA plc was bought in 2006 by a consortium led by Ferrovial. IAGC: Informe Anual de Gobierno Corporativo. Annual Corporate Governance Report IFRS: NIIF. International Financial Reporting Standards, usually called the IFRS Standards, are standards issued by the IFRS Foundation and the International Accounting Standards Board (IASB) to provide a common global language for business affairs so that company accounts are understandable and comparable across international boundaries. IRR: Internal Rate of Return. The IRR is a metric used in capital budgeting to estimate the profitability of potential investments. Internal rate of return is a discount rate that makes the net present value (NPV) of all cash flows from a particular project equal to zero. IoT: Internet of Things. IoT is the network of physical devices, vehicles, home appliances and other items embedded with electronics, software, sensors, actuators, and network connectivity which enables these objects to connect and exchange data. ILO: International Labor Organization. A United Nations agency dealing with labor problems, particularly international labor standards, social protection, and work opportunities for all. IPCC: The Intergovernmental Panel on Climate Change is the United Nations body for assessing the science related to climate change. It provides regular assessments of the scientific basis of climate change, its impacts and future risks, and options for adaptation and mitigation. ISO: International Organization for Standardization. ISO is an independent, non-governmental international organization with a membership of 162 national standards bodies. Through its members, it brings together experts to share knowledge and develop voluntary, consensus- based, market relevant International Standards that support innovation and provide solutions to global challenges. MIT: Massachusetts Institute of Technology is an educational institution focused on excellence and research and founded in Boston, Massachusetts (U.S.), in 1861. Its mission is to advance knowledge and educate students in science, technology, and other areas of scholarship. It is an independent, coeducational, privately endowed university, organized into five schools (architecture and planning; engineering; humanities, arts, and social sciences; management; and science). It has some 1,000 faculty members, more than 11,000 undergraduate and graduate students, and more than 130,000 living alumni. NPS: New Policies Scenario. This not only incorporates the announcement of policies and measures but also the effects of their implementation. This scenario would mean an increase in the global temperature of +2-3 °C by 2100. NTO: New Terminal One. Ferrovial, through its Airports division, agreed to acquire in 2022 a stake in New Terminal One, the consortium appointed to design, build and operate New Terminal 1 at New York's JFK International Airport (which includes Terminals 1 and 2, and the former T3 and potential extensions). NZE: Net Zero Emissions by 2050 Scenario. A scenario showing a difficult but achievable path in which the global energy sector achieves net CO2 emissions by 2050, with advanced economies reaching that goal before the others. This scenario would imply a global temperature increase of 1.3/1.5 °C by 2100. OMEGA: Optimization of Equipment Maintenance and Asset Management. P3: Public-Private Partnership. A public–private partnership (P3, 3P or P3) is a cooperative arrangement between two or more public and private sectors, typically of a long-term nature. Governments have used such a mix of public and private endeavors throughout history, for instance, in order to develop infrastructure projects. PAB: Private Activity Bonds. Tax-exempt bonds issued by or on behalf of local or state government for the purpose of providing special financing benefits for qualified projects. The financing is most often for projects of a private user, and the government generally does not pledge its credit. These bonds are used to attract private investment for projects that have some public benefit. There are strict rules as to which projects qualify. This type of a bond results in reduced financing costs because of the exception of federal tax. RCE: Risk Control Effectiveness. Representative Concentration Pathways (RCP) 4.5. Scenario in which emissions peak around 2040 and then decline. In this scenario the temperature could reach 2.6 °C by 2100. Representative Concentration Pathways (RCP) 8.5. Scenario in which emissions continue to increase until they double by 2050. This is known as the business-as-usual scenario. The global average temperature exceeds 4.4 °C by 2100. FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 308_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

SASB: The Sustainability Accounting Standards Board is a nonprofit organization that sets financial reporting standards. SASB was founded in 2011 to develop and disseminate sustainability accounting standards. SBTi: Science Based Targets initiative. Science-based targets provide companies with a clearly defined pathway to future-proof growth by specifying how much and how quickly they need to reduce their greenhouse gas emissions. SCOPE 1: Emissions from sources owned or controlled by the Company. They come mainly from the combustion of fuels in stationary equipment (boilers, furnaces, turbines, etc.) to produce electricity, heat or steam; fuel consumption in fleet vehicles owned or controlled by the Company; diffuse emissions, those not associated with a specific source, such as biogas emissions from landfills; and channeled emissions, GHG emissions generated through a source, excluding those from fuel combustion. The source of the emission factors is the GHG Protocol, while for U.K. operations DEFRA is being used by country requirement and the EPER methodology for diffuse emissions at landfills. SCOPE 2: Emissions generated because of the consumption of electricity purchased from other companies that produce or control it. The GHG Protocol Scope 2 Guidance standard has been followed and the emissions reported are based on the market-based method, which reflects the effort being made by the Company to use and purchase renewable electricity. However, emissions are also calculated on a location-based basis (see more information in the GRI Annex). Emission factor sources: electricity supplier. When the supplier's emission factors are not available, following GHG Protocol recommendations, the country's energy mix factors according to the International Energy Agency are used. SCOPE 3: Indirect emissions occurring in the value chain. Ferrovial estimates Scope 3 emissions following the guidelines set out in the Corporate Value Chain (Scope 3) Accounting and Reporting Standard published by the GHG Protocol Initiative, the WRI and the WBCSD. Categories 9, 10, 13 and 14 of this protocol are not material to Ferrovial, as they would not apply according to the activities it carries out. The sources of emission factors are GHG Protocol, DEFRA, CEDA and the International Energy Agency. SDG: Sustainable Development Goals. The SDGs are a series of 17 global goals set by the United Nations. The SDGs cover a broad range of social and economic development issues. These include poverty, hunger, health, education, climate change, gender equality, water, sanitation, energy, environment and social justice. SDS: Sustainable Development Scenario. This scenario is consistent with the decarbonization of the economy needed to achieve the Paris Agreement. It includes a peak in emissions that will be reached as soon as possible followed by a decrease. An increase in temperatures with respect to pre-industrial levels of 2 °C or less is expected. STEM: Science, Technology, Engineering and Mathematics. This term is typically used when addressing education policy and curriculum choices in schools to improve competitiveness in science and technology development. STEPS: Stated Policies Scenario. Scenario that considers current policies defined at the sectoral level, as well as those that have been announced by the countries. This scenario would imply a global temperature increase of 2.4/2.8 ºC by 2100. TCFD: Task Force on Climate-related Financial Disclosures. The FSB Task Force on Climate-related Financial Disclosures (TCFD) develops voluntary, consistent climate-related financial risk disclosures for use by companies in providing information to investors, lenders, insurers, and other stakeholders. The Task Force considers the physical, liability and transition risks associated with climate change and what constitutes effective financial disclosures across industries. TNFD: Task Force on Nature-related Financial Disclosures. This is a global market-driven initiative with a mission to develop and provide a risk management and disclosure framework for organizations to report and act on evolving nature-related risks and opportunities, with the ultimate goal of supporting a shift in global financial flows away from negative outcomes for nature toward positive ones. A series of recommendations and guidelines have been developed for organizations to report and act on evolving nature-related dependencies, impacts, risks and opportunities. TSR (RTA): Total Shareholder Return. TSR (or simply total return) is a measure of the performance of different companies’ stocks and shares over time. It combines share price appreciation and dividends paid to show the total return to the shareholder expressed as an annualized percentage. USPP: U.S. Private Placement. The U.S. Private Placement (USPP) market is a U.S. private bond market which is available to both U.S. and non-U.S. companies. The main attraction of this market is that it provides an alternative source of liquidity from the traditional banking market without the need for a formal credit rating and reporting requirements which are a prerequisite of the public bond markets. UTE: Unión Temporal de Empresas. Temporary Joint Venture WAI: The Water Access Index (WAI), related to water supply projects within the Social Action Program. WBCSD: World Business Council for Sustainable Development. The WBCSD is a global, CEO-led organization of over 200 leading businesses working together to accelerate the transition to a sustainable world. WFM: Water Footprint Assessment Manual. The manual covers a comprehensive set of definitions and methods for water footprint accounting. It shows how water footprints are calculated for individual processes and products, as well as for consumers, nations and businesses. It includes methods for water footprint sustainability assessment and a library of water footprint response options. WRI: World Resources Institute. The WRI is a global research non-profit organization that was established in 1982. The organization’s mission is to promote environmental sustainability, economic opportunity, and human health and well-being. WRI partners with local and national governments, private companies, publicly held corporations, and other non-profits, and offers services including global climate change issues, sustainable markets, ecosystem protection, and environmental responsible governance services. WTI: Water Treatment Index. This index is related to the impact of the water treatment activity on resources (WWTP, Wastewater Treatment Plant, IWWT, Industrial Wastewater Treatment Plant, PWTP, Potable Water Treatment Plant, and SWDF, Seawater Desalination Facilities) FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT_309

Amsterdam, 27 February 2025. BOARD OF DIRECTORS Mr. Rafael del Pino, Executive Director (Chairman) Mr. Óscar Fanjul, Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos, Executive Director (Chief Executive Officer) Ms. María del Pino, Non-Executive Director Mr. José Fernando Sánchez-Junco, Non-Executive Director Mr. Philip Bowman, Non-Executive Director Ms. Hanne Sørensen, Non-Executive Director Mr. Bruno Di Leo, Non-Executive Director Mr. Juan Hoyos, Non-Executive Director (Lead Director) Mr. Gonzalo Urquijo, Non-Executive Director Ms. Hildegard Wortmann, Non-Executive Director Ms. Alicia Reyes, Non-Executive Director FERROVIAL IN 2 MINUTES GLOBAL STRATEGY AND 2024 PERFORMANCE CORPORATE GOVERNANCE REPORT REMUNERATION REPORT RISK REPORT ANNEX 310_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

INDEPENDENT AUDITOR´S ASSURANCE REPORT ON SUSTAINABILITY INFORMATION

312_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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314_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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316_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS I A CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR 2024 AND 2023 319 B CONSOLIDATED INCOME STATEMENT FOR 2024, 2023 AND 2022 321 C CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR 2024, 2023 AND 2022 322 D CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2024, 2023 AND 2022 323 E CONSOLIDATED CASH FLOW STATEMENT FOR 2024, 2023 AND 2022 324 F NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2024, 2023 AND 2022 325 ______ SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE 325 1.1. BASIS OF PRESENTATION, THE COMPANY’S ACTIVITIES AND CONSOLIDATION SCOPE 326 1.2. CURRENT ECONOMIC SITUATION AND GOING CONCERN EVALUATION 330 1.3. ACCOUNTING POLICIES 331 1.4. EXCHANGE RATE 341 1.5. SEGMENT REPORTING 341 SECTION 2: PROFIT/(LOSS) FOR THE YEAR 343 2.1. OPERATING INCOME 344 2.2. OTHER OPERATING EXPENSES 345 2.3. STAFF COSTS 345 2.4. IMPAIRMENT AND DISPOSALS 346 2.5. NET FINANCIAL INCOME/(EXPENSE) 347 2.6. SHARE OF PROFITS OF EQUITY-ACCOUNTED COMPANIES 348 2.7. CORPORATE INCOME TAX EXPENSE AND DEFERRED TAXES 348 2.8. PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS 352 2.9. PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS 353 2.10. NET PROFIT/(LOSS) AND EARNINGS PER SHARE 353 SECTION 3: NON-CURRENT ASSETS 355 3.1. GOODWILL AND ACQUISITIONS 356 3.2. INTANGIBLE ASSETS 357 3.3. INVESTMENTS IN INFRASTRUCTURE PROJECTS 358 3.4. PROPERTY, PLANT AND EQUIPMENT 360 3.5. INVESTMENTS IN ASSOCIATES 361 3.6. NON-CURRENT FINANCIAL ASSETS 366 3.7. RIGHT-OF-USE ASSETS AND ASSOCIATED LIABILITIES 367 SECTION 4: WORKING CAPITAL 368 4.1. INVENTORIES 368 4.2. SHORT-TERM TRADE AND OTHER RECEIVABLES 368 4.3. SHORT-TERM TRADE AND OTHER PAYABLES 370 4.4. BALANCES FROM CONTRACTS WITH CUSTOMERS AND OTHER DISCLOSURES RELATING TO IFRS 15 372 SECTION 5: CAPITAL AND FINANCING STRUCTURE 374 5.1. EQUITY 375 5.2. CONSOLIDATED NET DEBT 380 5.3. CASH FLOW 387 5.4. FINANCIAL RISK AND CAPITAL MANAGEMENT 388 5.5. FINANCIAL DERIVATIVES AT FAIR VALUE 390 SECTION 6: OTHER DISCLOSURES 395 6.1. DEFERRED INCOME 395 6.2. PENSION PLAN DEFICIT 395 6.3. PROVISIONS 395 6.4. OTHER LONG-TERM PAYABLES 396 6.5. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND COMMITMENTS 397 6.6. SHARE-BASED REMUNERATION SCHEMES 403 6.7. REMUNERATION OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT 402 6.8. RELATED-PARTY TRANSACTIONS 406 6.9. AUDIT FEES 408 6.10. EVENTS AFTER THE REPORTING PERIOD 409 6.11. APPENDICES 409 II SEPARATE FINANCIAL STATEMENTS A Company balance Sheet 418 B Company income Statement 419 C Accounting policies used in preparing the company financial statements 420 1 Notes to the company Balance Sheet 423 2 Notes to the company Income Statement 439 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_318

A. FERROVIAL SE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2024 AND 2023 (Million euro) Note 2024 2023 Non-current assets 21,327 19,328 Goodwill 3.1 500 475 Intangible assets 3.2 128 122 Fixed assets in infrastructure projects 3.3 14,147 13,495 Intangible asset model 13,989 13,333 Financial asset model 158 162 Property, plant and equipment 3.4 772 594 Right of use assets 3.7 238 196 Investments in associates 3.5 3,023 2,038 Non-current financial assets 3.6 1,139 1,148 Loans granted to associates 101 262 Non-current restricted cash 5.2 401 628 Other non-current financial assets 5.2 637 258 Deferred tax assets 2.7 1,159 1,006 Long-term financial derivatives at fair value 5.5 221 254 Current assets 7,672 6,990 Inventories 4.1 492 458 Current income tax assets 48 35 Short-term trade and other receivables 4.2 2,228 1,677 Trade receivables for sales and services 1,625 1,353 Other short-term receivables 603 324 Other short-term financial assets — — Cash and cash equivalents 5.2 4,828 4,789 Infrastructure project companies 175 204 Restricted cash 18 31 Other cash and cash equivalents 157 173 Ex-infrastructure project companies 4,653 4,585 Short-term financial derivatives at fair value 5.5 20 31 Assets held for sale 1.1.5 56 — TOTAL ASSETS 28,999 26,318 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_319

(Million euro) Note 2024 2023 Equity 5.1 8,120 5,879 Equity attributable to shareholders 6,075 3,766 Equity attributable to non-controlling interests 2,045 2,113 Non-current liabilities 14,578 14,664 Deferred income 6.1 1,375 1,334 Employee benefit plans 6.2 4 3 Long-term provisions 6.3 353 268 Long term lease liabilities 3.7 165 141 Borrowings 5.2 10,092 10,423 Debentures and borrowings of infrastructure project companies 8,256 7,852 Debentures and borrowings of ex-infrastructure project companies 1,836 2,571 Other payables 6.4 1,279 1,310 Deferred taxes 2.7 1,239 1,086 Long-term financial derivatives at fair value 5.5 71 99 Current liabilities 6,301 5,775 Short-term lease liabilities 3.7 80 59 Borrowings 5.2 1,196 942 Debentures and borrowings of infrastructure project companies 143 63 Debentures and borrowings of ex-infrastructure project companies 1,053 879 Financial derivatives at fair value 5.5 61 34 Current income tax liabilities 80 83 Short-term trade and other payables 4.3 3,902 3,646 Trade payables 1,781 1,698 Advance payments from customers and work certified in advance 1,619 1,529 Other short-term payables 502 419 Short-term provisions 6.3 958 1,011 Liabilities held for sale 1.1.5 24 — TOTAL LIABILITIES AND EQUITY 28,999 26,318 The accompanying notes are an integral part of the consolidated statement of financial position as of December 31, 2024, and 2023. INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_320

B. FERROVIAL SE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 Income statement (Million euro) Note 2024 2023 2022 Revenue 9,147 8,514 7,551 Other operating income 1 1 2 Revenues and other operating income 2.1 9,148 8,515 7,553 Materials consumed 1,115 1,047 1,197 Other operating expenses 2.2 4,931 4,878 4,182 Personnel expenses 2.3 1,760 1,599 1,446 Total operating expenses 7,806 7,524 6,825 Fixed asset depreciation 441 401 299 Impairment and disposal of fixed assets 2.4 2,208 35 (6) Operating profit/(loss) 3,109 625 423 Net financial income/(expense) from financing (339) (328) (243) Profit/(loss) on derivatives and other net financial income/(expense) (72) (44) (122) Net financial income/(expense) from infrastructure projects (411) (372) (365) Net financial income/(expense) from financing 74 111 1 Profit/(loss) on derivatives and other net financial income/(expense) 611 77 44 Net financial income/(expense) from ex-infrastructure projects 685 188 45 Net financial income/(expense) 2.5 274 (184) (320) Share of profits of equity-accounted companies 2.6 238 215 165 Profit/(loss) before tax from continuing operations 3,621 656 268 Income/(expense) tax 2.7 (145) (42) (30) Profit/(loss) net of tax from continuing operations 3,476 614 238 Profit/(loss) net of tax from discontinued operations 2.8 14 16 64 Net profit/(loss) 3,490 630 302 Net profit/(loss) for the year attributed to non-controlling interests 2.9 (251) (170) (117) Net profit/(loss) for the year attributed to the parent company 3,239 460 185 Net earnings per share attributed to the parent company (in euros) 2.10 Diluted 4.47 0.62 0.24 Basic 4.47 0.62 0.24 Net earnings per share attributed to the parent company´s Continuing Operations (in euros) Diluted 4.45 0.60 0.16 Basic 4.45 0.60 0.16 The accompanying notes are an integral part of the consolidated income statement for the years 2024, 2023 and 2022. INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_321

C. FERROVIAL SE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Million euro)	Note	2024	2023	2022
a) Net profit/(loss)		**3,490**	**630**	**302**
Attributed to parent company		3,239	460	185
Attributed to non-controlling interests		251	170	117
b) Income and expense recognized directly in equity	5.1	**268**	**(119)**	**456**
Fully-consolidated companies		**189**	**(98)**	**333**
Impact on hedge reserves	5.5	104	20	193
Impact on defined benefit plan reserves		-	-	-
Currency translation differences		82	(92)	160
Tax effect		3	(26)	(20)
Companies held for sale		**(1)**	**(5)**	**(8)**
Impact on hedge reserves		-	(6)	-
Impact on defined benefit plan reserves		-	-	-
Currency translation differences		(1)	-	(8)
Tax effect		-	1	-
Equity-accounted companies		**80**	**(16)**	**131**
Impact on hedge reserves		27	12	236
Impact on defined benefit plan reserves		-	-	-
Currency translation differences		58	(33)	(29)
Tax effect		(5)	5	(76)
c) Transfers to income statement	5.1	**(15)**	**8**	**131**
Fully-consolidated companies		**7**	**(3)**	**(47)**
Transfers to income statement	5.5	9	(4)	(62)
Tax effect		(2)	1	15
Companies held for sale		**(24)**	**11**	**178**
Transfers to income statement		(65)	13	179
Tax effect		41	(2)	(1)
Equity-accounted companies		**2**	**-**	**-**
Transfers to income statement		1	-	-
Tax effect		1	-	-
a)+ b)+ c) TOTAL COMPREHENSIVE INCOME		**3,743**	**519**	**889**
Attributed to the parent company		**3,382**	**388**	**707**
Attributed to non-controlling interests		361	131	182

The accompanying notes are an integral part of the consolidated statements of comprehensive income for the years 2024, 2023 and 2022.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_322

D. FERROVIAL SE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Million Euro)	Share capital	Share/Merger premium	Reserves related to Treasury shares	Other equity instruments	Measureme nt adjustments reserves	Retained earnings and other reserves	Attributed to shareholders	Attributed to non-controlling interest	Total Equity
Balance at 12.31.21	**147**	**218**	**(124)**	**507**	**(1,299)**	**4,590**	**4,039**	**1,790**	**5,829**
Consolidated profit/(loss) for the year 2022	-	-	-	-	-	185	185	117	302
Income and expense recognized directly in equity	-	-	-	-	391	-	391	65	456
Transfers to income statement	-	-	-	-	131	-	131	-	131
Total income and expenses recognized for the year	**-**	**-**	**-**	**-**	**522**	**185**	**707**	**182**	**889**
Cash dividend	3	-	-	-	-	(135)	(132)	-	(132)
Other dividends	-	-	-	-	-	-	-	(160)	(160)
Treasury shares purchases	(5)	(218)	98	-	-	(321)	(446)	-	(446)
Shareholder distributions	**(2)**	**(218)**	**98**	**-**	**-**	**(456)**	**(578)**	**(160)**	**(738)**
Share capital increases/reductions	-	-	-	-	-	-	-	356	356
Share-based remuneration schemes	-	-	-	-	-	-	-	-	-
Other treasury shares repurchase	-	-	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	41	41	5	46
Other transactions	**-**	**-**	**-**	**-**	**-**	**41**	**41**	**361**	**402**
Perpetual subordinated bond issuances (Note 5.1.1)	**-**	**-**	**-**	**1**	**-**	**(9)**	**(8)**	**-**	**(8)**
Scope changes	**-**	**-**	**-**	**-**	**-**	**(88)**	**(88)**	**67**	**(21)**
Balance at 12.31.2022	**145**	**-**	**(26)**	**508**	**(777)**	**4,263**	**4,113**	**2,240**	**6,353**
Merger impact (June 16th)	(138)	4,426	-	-	-	(4,288)	-	-	-
Consolidated profit/(loss) for the year 2023	-	-	-	-	-	460	460	170	630
Income and expense recognized directly in equity	-	-	-	-	(80)	-	(80)	(39)	(119)
Transfers to income statement	-	-	-	-	8	-	8	-	8
Total income and expenses recognized for the year	**-**	**-**	**-**	**-**	**(72)**	**460**	**388**	**131**	**519**
Cash dividend	-	(58)	-	-	-	(78)	(136)	-	(136)
Other dividends	-	-	-	-	-	-	-	(379)	(379)
Treasury shares purchases	-	(52)	(52)	-	-	(10)	(114)	-	(114)
Shareholder distributions	**-**	**(110)**	**(52)**	**-**	**-**	**(88)**	**(250)**	**(379)**	**(629)**
Share capital increases/reductions	-	-	-	-	-	-	-	117	117
Share-based remuneration schemes	-	-	-	-	-	12	12	-	12
Other treasury shares repurchase	-	-	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	16	16	2	18
Other transactions	**-**	**-**	**-**	**-**	**-**	**28**	**28**	**119**	**147**
Perpetual subordinated bond issuances (Note 5.1.1)	**-**	**-**	**-**	**(508)**	**-**	**(5)**	**(513)**	**-**	**(513)**
Scope changes	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**2**	**2**
Balance at 12.31.2023	**7**	**4,316**	**(78)**	**-**	**(849)**	**370**	**3,766**	**2,113**	**5,879**
Consolidated profit/(loss) for the year 2024	-	-	-	-	-	3,239	3,239	251	3,490
Income and expense recognized directly in equity	-	-	-	-	158	-	158	110	268
Transfers to income statement	-	-	-	-	(15)	-	(15)	-	(15)
Total income and expenses recognized for the year	**-**	**-**	**-**	**-**	**143**	**3,239**	**3,382**	**361**	**3,743**
Cash dividend	-	-	-	-	-	(130)	(130)	-	(130)
Other dividends	-	-	-	-	-	-	-	(446)	(446)
Treasury shares purchases	-	-	-	-	-	(701)	(701)	-	(701)
Shareholder distributions	**-**	**-**	**-**	**-**	**-**	**(831)**	**(831)**	**(446)**	**(1,277)**
Share capital increases/reductions	-	-	-	-	-	-	-	22	22
Share-based remuneration schemes	-	-	-	-	-	13	13	-	13
Other treasury shares repurchase	-	-	-	-	-	(272)	(272)	-	(272)
Other movements	-	-	-	-	-	17	17	(5)	12
Other transactions	**-**	**-**	**-**	**-**	**-**	**(242)**	**(242)**	**17**	**(225)**
Scope changes	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Balance at 12.31.2024	**7**	**4,316**	**(78)**	**-**	**(706)**	**2,536**	**6,075**	**2,045**	**8,120**

The accompanying notes are an integral part of the consolidated statements of changes in equity for the years 2024, 2023 and 2022.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS_323**

E. FERROVIAL SE CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Million euro)	Note	2024	2023	2022
Net profit/(loss) attributable to parent company		**3,239**	**460**	**185**
Adjustments to profit/(loss)		(1,897)	531	698
Net profit/(loss) for the year attributed to non-controlling interests		251	170	117
Profit/(loss) net of tax from discontinued operations		(14)	(16)	(64)
Income tax / (expense)		145	42	30
Share of profits of equity-accounted companies		(238)	(215)	(165)
Net financial income/(expense)		(274)	184	320
Impairment and disposal of fixed assets	2.4	(2,208)	(35)	6
Fixed asset depreciation		441	401	299
Operating profit/(loss) discontinued operations ex - depreciation/amortization & impairment		–	–	155
Tax payments		(192)	(170)	(82)
Change in working capital (receivables, payables and other)	4.0	(220)	118	(83)
Dividends received from infrastructure project companies	3.5	363	324	284
Cash flows from operating activities		**1,293**	**1,263**	**1,002**
Investments in property, plant and equipment/intangible assets	3.4	(226)	(86)	(95)
Investments in infrastructure projects	3.3	(186)	(319)	(809)
Non-refundable grants		–	9	25
Investments in associates and non-current financial assets/acquisition of companies	3.5	(1,286)	(257)	(347)
Interest received	2.5	172	236	47
Investment of long-term restricted cash		257	(51)	18
Divestment of infrastructure projects		–	–	–
Divestment/sale of companies	1.1.5	2,582	43	429
Cash flows from investing activities		**1,313**	**(425)**	**(732)**
Cash flows before financing activities		**2,606**	**838**	**270**
Capital cash flows from non-controlling interests		23	130	350
Cash dividend		(130)	(136)	(132)
Treasury share purchases		(701)	(114)	(446)
Shareholder distributions	5.1	(831)	(250)	(578)
Dividends paid to non-controlling interests of investees	5.1	(444)	(377)	(161)
Other treasury shares repurchase	5.1	(272)	–	–
Other movements in shareholder' funds	5.1	8	(506)	(69)
Interest paid		(464)	(432)	(329)
Lease payments	3.7	(104)	(87)	(72)
Increase in borrowings		150	964	1,207
Decrease in borrowings		(657)	(747)	(665)
Net change in borrowings from discontinued operations		–	–	1
Cash flows from (used in) financing activities		**(2,591)**	**(1,305)**	**(316)**
Effect of exchange rate on cash and cash equivalents		**59**	**160**	**(283)**
Change in cash and cash equivalents due to consolidation scope changes		**(35)**	**(34)**	**4**
Change in cash and cash equivalents from discontinued operations	**5.3**	**–**	**–**	**(81)**
Change in cash and cash equivalents	**5.2**	**39**	**(341)**	**(406)**
Cash and cash equivalents at beginning of year		4,789	5,130	5,536
Cash and cash equivalents at year end		4,828	4,789	5,130

The accompanying notes are an integral part of the consolidated cash flow statements for the years ended December 31, 2024, 2023 and 2022.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_324

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE The information deemed necessary before reading Ferrovial SE consolidated financial statements is set out in this section. BASIS OF PRESENTATION Basis of presentation The consolidated financial statements of Ferrovial SE and its subsidiaries and investees (hereinafter referred to as “Ferrovial”, the "Ferrovial Group", the "Group" or "FSE Group") have been prepared in accordance with the International Financial Reporting Standards (hereinafter, "IFRS") as issued by the International Accounting Standards Board (“IASB”). Accounting policies applied are explained in Note 1.3. Group reorganization As described in Ferrovial SE 2023 consolidated financial statements, on February 28, 2023, Ferrovial’s Board of Directors approved the common terms of the cross-border merger of Ferrovial, S.A., the Spanish listed company and ultimate parent company of the Ferrovial Group, into its wholly-owned Dutch subsidiary Ferrovial International SE, which was finally completed on June 16, 2023. As a result of this transaction, the new parent company of the Ferrovial Group was Ferrovial SE (or "FSE"), a European public limited company ("Societas Europaea") domiciled in the Netherlands and currently listed in United States, Spain and The Netherlands. All the information included in the different reporting periods corresponds with the historical consolidated information of Ferrovial group, without any adjustments in the value of assets and liabilities, as the combined entity is considered a continuation of the former parent company Ferrovial, S.A. (Note 1.1.2). This type of reorganization was not considered a business combination under IFRS 3 and is not specifically covered under IFRS. Therefore, pooling of interest or predecessor accounting was applied. This was the approach adopted because the combined entity was considered a continuation of the Group headed by Ferrovial S.A., and it had only changed the location of its resources within the Group. Moreover, this approach provides useful information about the combined company and allows for users of financial information to understand the performance of the underlying business (Note 1.1.2). The Group’s activities The four business lines, which constitute its reporting segments under IFRS 8, are the following: Construction, Toll Roads, Airports and Energy. For the purpose of understanding these consolidated financial statements, it should be noted that part of the activity carried out by the Group’s business divisions consists of the development of infrastructure projects, primarily in the toll roads and airports business lines, but also in the construction and energy activities. In order to aid understanding of the Group’s financial performance, these consolidated financial statements disclose separately the impact of projects of this nature in different lines of the financial statements (see Note 1.1.4). It should also be noted that the Group has relevant equity-accounted participations, mostly related to infrastructures assets (see note 1.1.4). Main divestment and investment transactions in 2024 On December 12, 2024, following satisfaction of applicable regulatory conditions, Ferrovial has completed the sale of 19.75% of the share capital of FGP Topco, which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK), to Ardian and The Public Investment Fund (PIF), with a capital gain of EUR 2,023 million. As a result, Ferrovial now holds shares representing 5.25%, recognized as a financial asset at fair value through the income statement (see note 1.1.5) generating an additional positive impact of EUR 547 million. Additionally, on June 13, Ferrovial acquired 23.99% direct ownership interest in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers Limited (Note 1.1.5), which manages a portfolio of 15 toll road concessions in India. Going concern evaluation Note 1.2 analyses the Group´s capacity to continue operating under the going concern principle, analyzing liquidity, future cash requirements as well as other external factors that could compromise this principle, concluding that no material uncertainties exist about the group´s ability to continue on a going concern basis. Judgements and estimates Ferrovial's main estimates when measuring its assets, liabilities, revenues, expenses and commitments are detailed in Note 1.3.4. Foreign exchange effect While euro is Ferrovial’s functional currency, most of its activities are carried out in countries outside the eurozone. Note 1.4 analyses the impact on the consolidated financial statements of changes in the main currencies where the Group operated in 2024, 2023 and 2022. INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_325

1.1. BASIS OF PRESENTATION, THE COMPANY’S ACTIVITIES AND CONSOLIDATION SCOPE 1.1.1. Basis of presentation These Ferrovial SE consolidated financial statements of Ferrovial SE have been approved by the Board of Directors on February 27, 2025, and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union. The consolidated financial statements include the consolidated statement of financial position, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and the accompanying notes (referred to collectively as the “Consolidated Financial Statements”). For presentation of the consolidated income statement, the Group uses a classification method based on the nature of expenses, as it is more representative of the format used by management for internal reporting purposes and aid to provide reliable information to investors. The Group’s presentation currency is the Euro, which is also the functional currency of the parent company, and unless otherwise stated amounts are presented in millions of Euros. 1.1.2 Business reorganization As described in Ferrovial SE 2023 consolidated financial statements, on February 28, 2023, Ferrovial’s Board of Directors approved the common terms of the cross-border merger of Ferrovial, S.A., the Spanish listed company and ultimate parent company of the Ferrovial Group, into its wholly-owned Dutch subsidiary Ferrovial International SE, which was finally completed on June 16, 2023. As a result of this transaction, the new parent company of the Ferrovial Group was Ferrovial SE (or "FSE"), a European public limited company ("Societas Europaea") domiciled in the Netherlands and currently listed in United States, Spain and The Netherlands. All the information included in the different reporting periods corresponds with the historical consolidated information of Ferrovial group, without any adjustments in the value of assets and liabilities, as the combined entity is considered a continuation of the former parent company Ferrovial, S.A. The only accounting impact as a consequence of the merger was the modification of the share capital and share premium figures of the new legal parent entity. Considering this change is a reclassification among the legal share capital and share premium of the former parent entity, any difference is being included as a movement within equity reserves in 2023, the year that the merger formally took place. 1.1.3 The Group’s activities Ferrovial Group comprises the parent company, Ferrovial SE, incorporated in the Netherlands, and its subsidiaries and investees, which are detailed in Appendix I. Its registered office is at Gustav Mahlerplein 61-63 Symphony Towers, 14th Floor 1082 MS, Amsterdam, The Netherlands. Through these companies, Ferrovial is engaged in the following four business lines, which constitute its reporting segments under IFRS 8: • Construction: Design and execution of all manner of public and private works, including most notably the construction of public infrastructures. • Toll Roads: Development, financing and operation of toll roads. • Airports: Development, financing and operation of airports. • Energy: It focuses on innovative solutions for the promotion, construction and operation of energy generation and transmission infrastructures. In January 2024 in order to boost the energy transition related business and develop new capabilities in this area more quickly and efficiently, Ferrovial approved a partial reorganization of the business divisions pursuant to which the Energy Solutions business line, which was part of the Construction Business Division in 2023, and the energy infrastructures business line, which was part of the Energy Infrastructure and Mobility Business Division in 2023, were merged. From this point onwards, the resulting Business Division is named the Energy Business Division. See note 1.5 for Segment Activities. Additionally, more detailed description of the various areas of activity in which the consolidated Group conducts business, please consult the Group's website: www.ferrovial.com. For the purpose of understanding these consolidated financial statements, it should be noted that part of the activity carried out by the Group’s business divisions consists of the development of infrastructure projects, primarily in the toll road and airport business lines, but also in the construction and energy activities. In order to aid understanding the Group’s financial performance, these consolidated financial statements disclose separately the impact of projects of this nature in “fixed assets in infrastructure projects” within the long-term financial assets headings (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied – Note 3.3) and, in particular, in the cash and cash equivalents and borrowing headings (Note 5.2). Following competitive bidding processes, these projects are conducted through long-term contracts entered into with public authorities (“the grantor”) which grant the right to build or upgrade, operate and maintain the infrastructure. The contract is awarded to a legal entity, the concessionaire entity, whose sole purpose is the performance of the project, in which the Group has an ownership interest. The concessionaire has to finance the construction or upgrade of the public infrastructure mainly with borrowings guaranteed by the future cash flows coming from the project term; as a result, these projects usually have cash restrictions established in the financing agreements to ensure repayment of borrowings. The shareholders also make capital contributions. Borrowings are generally secured at inception of the service concession arrangement and have no recourse to the shareholder or, in some cases, recourse to the shareholders is limited to the guarantees issued. SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_326

Once construction or upgrade is complete, the concessionaire starts to operate and maintain the infrastructure, and in return, collects tolls or regulated charges for the use of the infrastructure, or amounts paid by the grantor based on the availability for use of the related asset. These inflows allow the initial investment to be recovered. In most cases the construction and subsequent maintenance of the infrastructure is subcontracted by the concession operators to the Group’s Construction Division. From an accounting standpoint, most of these arrangements are within the scope of IFRIC 12 application. A list of the companies regarded as infrastructure project companies is included in Appendix I. It should also be noted that Ferrovial Group has relevant participations in equity-accounted companies managing infrastructure assets being the most relevant the following: the 43.23% ownership interest in 407 ETR, the concession operator of the 407 ETR toll road in Toronto (Canada), the 49% indirect shareholding in the company JFK NTO LLC, the concession company of the New Terminal One at the International John F. Kennedy Airport in New York; the 50% stake in AGS, which owns Aberdeen, Glasgow and Southampton airports in UK; the 19.86% ownership interest in IRB Infrastructure Developers Limited, one of India's leading infrastructure companies, listed in Bombay, and the 23.99% ownership interest acquired in IRB Infrastructure Trust (Private InvIT), an associate of IRB Infrastructure Developers Limited (Note 1.2). Details of these companies are included in Note 3.5 on investments in equity-accounted companies. It is also worth mentioning that a 19.75% ownership interest in FGP Topco Limited, which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK), has been divested on December 12, and that the remaining 5.25% stake is being recognized as a financial asset at fair value through the income statement (see note 1.1.5). 1.1.4. Assets and liabilities held for sale and discontinued operations Assets and liabilities held for sale At December 31, 2024 assets held for sale amount to EUR 56 million and liabilities stand at EUR 24 million, related to energy assets scheduled to be divested within 12 months, and to the 50% stake in AGS Airports Holdings Limited (AGS), the parent company owning the Aberdeen, Glasgow and Southampton Airports. On November 13, 2024, Ferrovial announced that an agreement had been reached with Avialliance UK Limited for the sale of its entire stake in AGS (50%), and as part of the same transaction, Macquarie also agreed to sell its entire stake (50%) in AGS to the same purchaser. The completion of this transaction was subject to the obtainment of applicable regulatory approvals by the 2024 year-end and therefore the 50% ownership interest in AGS Airports Holdings Limited was reclassified to held for sale as of December 31, 2024. The ownership interest in this company remained valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero. As disclosed in Note 3.6. of these consolidated financial statements, the group granted subordinated loans to AGS totaling EUR 235 million, that after the agreement reached in November, have been reclassified from long-term financial assets to short-term receivables at December 2024, as these loans are also part of the divestment transaction. On January 28, 2025, and following satisfaction of the applicable regulatory conditions, Ferrovial and Macquarie completed the sale of the entire ownership interest in AGS for a price of GBP 900 million, of which circa GBP 450 million are Ferrovial's net proceeds, entailing a capital gain of EUR 297 million for Ferrovial, which will impact Q1 2025 results (see Note 6.11). There were no assets and liabilities held for sale at December 31, 2023. The following table provides a breakdown by nature of the assets and liabilities classified as held for sale as of December 2024: . (Million euro) 2024 Intangible assets 9 Property, plant and equipment 39 Other non-current assets 4 Non-current assets 52 Short-term trade and other receivables 1 Cash and cash equivalents 1 Other current assets 2 Current assets 4 TOTAL assets classified as held for sale 56 Borrowings 17 Other non-current liabilities 4 Non-current liabilities 21 Borrowings 2 Other current liabilities 1 Current liabilities 3 TOTAL liabilities classified as held for sale 24 Discontinued operations Discontinued operations fundamentally relate to the Services Division, the divestment of which was completed in 2022, once the Infrastructure Upkeep and Maintenance business in Spain and the United Kingdom (Amey) had been sold. During 2024 and 2023 Profit from discontinued operations amounted to EUR 14 and EUR 16 million in 2024 and 2023, respectively, and relates mainly to the indemnities and updated earn-outs associated with the disposal of the Services Business in Spain and Portugal, as well as other adjustments related to the Amey business divestment in the United Kingdom (see Note 2.8.). CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_327

Divestments executed during 2022: On January 31, 2022, the sale agreement between Ferrovial and Portobello Capital for the acquisition of the Infrastructure Upkeep and Maintenance business in Spain was completed once all the conditions precedent had been fulfilled. The total price received by Ferrovial reached EUR 175 million. Following completion of the sale, Ferrovial acquired a stake (24.8%) in the share capital of the acquirer (Grupo Serveo) for EUR 17.5 million, the impact on the income statement being immaterial. As described below in Note 1.1.5, on June 28, 2024, Ferrovial completed the sale of this 24.78% stake in Grupo Serveo, consolidated as an equity-accounted company, to the main shareholder, Portobello Capital, for EUR 55 million, entailing a capital gain before taxes of EUR 33 million, reported in the income statement within the line item “Impairment and disposal of fixed assets” (Note 2.4). On December 31, 2022, the Amey business in the United Kingdom, relating to full lifecycle engineering and infrastructure upkeep and maintenance services, was sold to a company controlled by funds managed by One Equity Partners, which completed the transaction in association with its shareholder Buckthorn Partners. The net consideration (equity value) received by Ferrovial was GBP 264.6 million (EUR 301.3 million), as per the final agreement reached on April, 17 2023, with no further applicable price adjustments. The net consideration was in the form of cash (GBP 112.8 million (EUR 128.5 million)) and a vendor loan note of GBP 151.8 million (EUR 172.8 million) to the buyer, arranged on the completion date, repayable over the coming five years and accruing 6% annual interest (increasing to 8% after year three). The capital gain generated totaled EUR 58.3 million and was accounted for under Profit/(loss) from discontinued operations in the income statement, which also included the transfer to the income statement of currency translation differences (EUR -155.6 million) and changes in the fair value of derivatives (EUR -15.4 million) accumulated in equity. Previously, the business activity providing financial management services for PFI (Project Finance Initiative) project companies in the United Kingdom through the subsidiary Amey was sold for GBP 5 million in the first half of 2022, while Amey’s business area engaged in energy and water infrastructure maintenance was also sold (to British fund Rubicon) for a total price of GBP 20.3 million, including a deferred payment of GBP 18 million arranged through a loan to the buyer (Note 3.6.2). The impact on the income statement was immaterial. 1.1.5. Consolidation scope changes and other divestments of investees There follows a description of the most significant movements in the consolidation scope in 2024, 2023 and 2022. Airports During 2024 Heathrow Airport Holdings divestment Regarding the Heathrow Airport Holdings divestment, as disclosed in the December 31, 2023 Consolidated Financial Statements, on November 28, 2023, Ferrovial entered into a share purchase agreement with Ardian and the Public Investment Fund (PIF), pursuant to which Ferrovial agreed to sell its full stake (25% interest) in FGP Topco Limited. At the 2023 year-end, the completion of the transaction was subject to the fulfillment of some shareholder tag-along rights and applicable regulatory conditions, and consequently, there was no certainty whether the transaction would be completed. During 2024, the parties worked towards fulfilling the above-mentioned conditions, which led to a revised offer presented by Ardian and PIF on June 14 to acquire shares representing 37.62% of FGP Topco’s share capital for GBP 3,259 million, of which 19.75% would relate to Ferrovial’s stake, subject to fulfillment of some shareholders’ tag-along rights and applicable regulatory conditions. On July 25, 2024, following the expiry of the period to exercise the tag-along and pre-emption rights, no FGP Topco shareholder exercised either its tag-along or pre-emption rights. On December 12, 2024, following satisfaction of applicable regulatory conditions, Ferrovial completed the sale of 19.75% of the share capital of FGP Topco Ltd., which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK), to Ardian and the Public Investment Fund (PIF), with a capital gain of EUR 2,023 million, reported in the income statement within the line item “Impairment and disposal of fixed assets” (Note 2.4) - the ownership interest in this company was valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero. As a result, Ferrovial now holds 5.25% stake, which is recognized as a non-current financial asset at fair value through profit or loss (Note 3.6.), once concluded that according to IAS28 p.5-6, Ferrovial will no longer exercise significant influence in FGP Topco Ltd., despite having the right to nominate a board member together with other shareholders, as the group will have no participation in the policy-making processes of the asset, neither participation in decisions related to dividend distributions. The fair value of the remaining stake has been determined by referencing the selling price of the recently 19.75% stake divested in FGP Topco Ltd., generating an additional positive impact of EUR 547 million. Finally, on January 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.GBP 455 million (current book value of the asset), which will be adjusted with an interest rate to be applied until closing (Note 6.11). The transaction is subject to complying with the right of first offer (ROFO) which may be exercised by Topco shareholders pursuant to the Shareholders’ Agreement and the Articles of Association of the company. Full completion of the acquisition under the agreement is also subject to the satisfaction of applicable regulatory conditions. Vertiports divestment On December 11, 2024, Ferrovial has completed the sale of its Vertiports business in United States, with a capital gain of EUR 2 million. SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_328

During 2023: There were no changes in the consolidation scope during 2023. Toll roads During 2024 Divestment of a 5% stake in IRB Infrastructure Developers On June 11, Ferrovial, through its subsidiary Cintra, completed the sale of a 5% stake in the Indian company IRB Infrastructure Developers (IRB) for EUR 215 million excluding transaction costs (assuming a EUR/INR exchange rate of 89.3). The sale was carried out by placing 301.9 million shares with institutional investors on the National Stock Exchange (NBE) and the Bombay Stock Exchange (BSE). The shares in IRB were sold at an average price of 63.60 rupees, resulting in a capital gain before taxes of EUR 132 million, reported in the income statement on the line “Impairment and disposal of fixed assets” as disclosed in Note 2.4. Following the transaction, Ferrovial is still the second-largest shareholder, with a 19.86% stake and has the same representatives on the Board of Directors (two out of a total of eight members). Therefore, Ferrovial still exercises significant influence according to IAS 28 and this remaining ownership interest continues to be equity accounted. Acquisition of 23.99% of IRB Private InvIT On June 13, Ferrovial, through its subsidiary Cintra, acquired a 23.99% stake in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers (IRB), in which Ferrovial holds a 19.86% ownership interest as previously mentioned. Private InvIT held a portfolio of 14 toll road concessions in India with a committed pipeline of one additional concession (Ganga Expressway Project "Ganga"). This investment was paid in cash, totaling EUR 652 million (considering an exchange rate of 90.21 EUR/INR). Ferrovial acquired this stake from affiliates of GIC Private Limited, which prior to this transaction owned a 49% stake in the company. After the transaction, GIC’s affiliates retain a 25% stake in Private InvIT and IRB retains its current 51% stake. Considering the indirect ownership interest which Ferrovial holds through the 19.86% stake in IRB, Ferrovial retains a total stake in Private InvIT of 34.1%. On December 20, Private InvIT raised unit capital by way of rights issued of Private InvIT units to IRB Infrastructure Developers (IRB) and GIC Affiliates. After the right issuance, Ferrovial acquired 23.99% of these rights issued, increasing its investment in Private InvIT by EUR 58 million (considering an exchange rate of 87.83 EUR/INR), and maintaining its stake in a 23.99%. On December 27, Private InvIT acquired 80.4% of Ganga, the above-mentioned additional concession. Whenever Private InvIT acquires the remaining 19.6% of Ganga, Ferrovial investment in Private InvIT is estimated to increase by EUR 18 million (considering an exchange rate of 89.2 EUR/INR - see Note 6.5). As required by IFRS 10, the shareholder agreements and the other project contracts were analyzed, and the conclusion was drawn that the qualified majorities and veto rights set out in these agreements for the approval of most of the relevant decisions means that Ferrovial has significant influence over IRB Private InvIT. The 23.99% ownership interest is therefore consolidated through the equity method, as per IAS 28. Regarding the purchase price allocation exercise, the difference between the net fair value of the identifiable assets and liabilities of Private InvIT and its carrying amount at the date of acquisition (EUR 300 million for Ferrovial’s stake) was fully allocated to the value of the toll concession rights, as the book value of the rest of net assets is not significantly different to their fair value. According to IAS 12, paragraph 66, the deferred tax liability resulting from this fair value adjustment to the intangible asset (EUR 90 million for Ferrovial’s stake) affects the goodwill implicit in the carrying amount of the investment. In December 2024, the valuation was completed and the fair value of the net assets acquired is considered definitive. Divestment of several roads and parking concessions In October 2024, Ferrovial and Interogo Holding, via its infrastructure investment fund Inter Infrastructure Capital (IIC), created the company Umbrella Roads BV to manage Ferrovial’s stakes in several road and parking concessions in Spain, Scotland, Ireland and Canada. Ferrovial transferred the 100% of the economic rights and still holds the majority of the voting rights (51%) in Umbrella Roads BV through its toll road division Cintra. After the analysis performed by the company of this transaction and the purchase share agreements, it has been concluded that Ferrovial has no control over these assets according to IFRS 10, p. 7 criteria, neither significant influence under IAS 28, which implies the recognition of a capital gain of EUR 19 million (EUR 100 million transaction price), reported in the income statement within the line item “Impairment and disposal of fixed assets” (Note 2.4). The partnership between Ferrovial and Interogo Holding could allow for further collaboration between the parties in future. The transferred stakes include the M3 Eurolink and M4 Eurolink motorways in Ireland; the M8-M73-M74 motorway in Scotland; the 407 East Extension Phase 1 and 407 East Extension Phase 2 in Canada, and Serrano Park and Autovía de la Plata (A-66) in Spain. The assets operate under availability payment schemes or have limited traffic risk. Anillo Vial Periférico Project On April 4, 2024, the Private Investment Promotion Agency of Peru (Proinversión), a specialized technical agency attached to the Peruvian Ministry of Economy and Finance, awarded the Anillo Vial Periférico Project in Lima (Perú) to a consortium led by the toll roads subsidiary Cintra, which owns 35% of the consortium, together with Acciona and Sacyr, which own 32.5% each. The Anillo Vial Periférico Project is a 30-year concession contract that covers the financing, design, construction, operation and maintenance of an approximately 35 kilometers ring road in the metropolitan area of Lima. The project entails an expected investment of approximately USD 3.4 billion (approximately EUR 3.1 billion). This amount consists of the expected equity to be contributed by the consortium currently estimated at approximately USD 0.4-0.6 billion (of which USD 0.14-0.21 billion is expected to be invested by Cintra) as well as contributions from public funds by the Peruvian government and other financing sources. During 2023 CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_329

Azores toll road Ferrovial, through its Toll Roads subsidiary, reached an agreement in June 2023 to sell 89.2% of the Azores toll road, in Portugal, to the infrastructure funds Horizon and RiverRock. The initial price of the transaction, which is in line with the company’s asset rotation strategy and was completed on December 28, 2023, was EUR 42.6 million (final price of EUR 43.4 million once adjusted for the ticking fees accrued as from the signing of the sale and purchase agreement). The sale brought EUR 39 million before taxes in capital gains for Ferrovial (reported in the income statement under "Impairment and disposal of fixed assets"). Ferrovial will continue to provide technical services to the concession company for two years, which may be extended by mutual agreement. Construction During 2024 and 2023 There were no changes in the consolidation scope during 2024 and 2023. Energy During 2024 Ferrovial Energy US. LLC. acquires Misae Solar IV, LLC, a solar SPV project (257MW) in Leon County On May 1, Ferrovial, through Ferrovial Energy US. LLC, acquired a 100% stake in Misae Solar IV, LLC, a solar SPV project (257MW) in Leon County, Texas, for an acquisition price of USD 14.3 million (EUR 13.8 million). The company will perform the design, construction and operation of the plant. During 2023 There were no changes in the consolidation scope during 2023. Other business During 2024 As commented in Note 1.1.4., on June 28, Ferrovial completed the sale of its 24.78% stake in Grupo Serveo, consolidated as an equity-accounted company, to the main shareholder, Portobello Capital, for EUR 55 million. 15 million of the price was deferred (up to four years after the completion date, not accruing interest). The capital gain before taxes on the disposal is EUR 33 million, reported in the income statement within the line item “Impairment and disposal of fixed assets” (Note 2.4). According to the Spanish Tax law the 95% of the capital gain is not subject to taxes, being the effective tax rate 1.25%. This 24.78% stake was acquired by Ferrovial in 2022 when the Services Infrastructure business in Spain was sold to Portobello. This transaction culminates Ferrovial’s divestment of the Services business in Spain as part of its strategy to focus on its core business — the development and operation of sustainable infrastructure. As a result of the transaction, Ferrovial is no longer a shareholder of Grupo Serveo and is no longer represented on its Board of Directors. 1.2. GOING CONCERN ASSESSMENT 1.2 GOING CONCERN EVALUATION On December 31, 2024, our cash and cash equivalents of ex-infrastructure project companies reached EUR 4,653 million. Ferrovial also has additional liquidity lines available in the amount of EUR 538 million related to corporate debt, and EUR 114 million related to other borrowings balances at December 31, 2024. It should also be noted that the Group’s short-term assets and liabilities, including cash and debt, show a positive balance at end-December 31, 2024. Ferrovial believes that this strong cash position should be sufficient to comply with its future obligations, including expected shareholder distributions for an accumulated amount of EUR 2.3 billion during the period 2024-2026. Also worthy of note are the expected dividends from infrastructure assets in the existing portfolio (excluding dividends from Heathrow), amounting to EUR 2.7 billion for 2024-2026. As in prior financial years, in order to conclude as to the Company’s capacity to continue as a going concern, the Group has analyzed future cash needs, focusing on the financial years 2025 and 2026, also including a pessimistic scenario with a series of stress assumptions regarding the Company's cash flow, most notably: • Reduction in dividends from infrastructure project companies in 2025 and 2026 ( 50% in the case of toll roads and all dividends in the case of energy). • Construction business cash flows for 2025 and 2026 projected to fall at around EUR -200 million per annum, explained by worse working capital evolution and lower business profitability. • Elimination of the asset divestments expected for the period 2025-2026, including the possible divestment of our pending 5.25% stake in Heathrow Airport. • Contingent capital contributions of around EUR 100 million per annum. SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_330

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES

The conclusion drawn from the analysis demonstrates that, although the scenario would entail a deterioration of the Company's cash position, cash resources would continue to be sufficient to meet commitments. Therefore, based on the available information, no material uncertainties have been identified with respect to events or conditions that could raise significant doubts regarding the Group's capacity to continue operating under the going concern principle for twelve months following the date these financial statements are signed.

1.3. ACCOUNTING POLICIES

1.3.1. New accounting standards

1.3.1.a) New standards, amendments and interpretations adopted by the European Union that must be first-time adopted in 2024

At December 31, 2024 none of the standards, interpretations or amendments described in following paragraphs, that are applicable for the first time in the current year, have had a significant impact on the measurement, recognition or presentation of any items in the Group's financial statements:

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback agreement

The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments had no impact on the Group's financial statements.

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

- What is meant by a right to defer settlement for at least 12 months after the reporting date and that the right may be subject to the company complying with conditions (covenants) specified in a loan arrangement (meeting covenants within twelve months after the reporting period).
- That a right to defer must exist at the end of the reporting period.
- That classification is unaffected by the likelihood that an entity will exercise its deferral right. of a compound financial instrument.

The amendments have resulted in additional disclosures in Note 5.2.2, and have impacted on the classification of one of the Group's financial debts by an amount of EUR 84 million, which has been reclassified as current as at 31 December 2024.

Reverse factoring Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to "IAS 7 Statement of Cash Flows" and "IFRS 7 Financial Instruments: Disclosures" clarify the characteristics of reverse factoring arrangements and require additional disclosures of such arrangements to assist users of financial statements in understanding the effects of reverse factoring arrangements on an entity's liabilities, cash flows and exposure to liquidity risk.

As a result of implementing the amendments, the Group has provided additional disclosures about its reverse factoring arrangement. Please refer to Note 4.3.

1.3.1.b) New standards, amendments and interpretations mandatorily applicable in financial years after December 31, 2024

The new standards, amendments and interpretations approved by the IASB but not yet mandatorily applicable at December 31, 2024 that might have an effect on the Group are as follows:

Standard, interpretation or amendment	Date published in the EU Official	Date applicable in the EU	IASB applicable date
Amendment to IAS 21 – The effects of changes in foreign exchange rates: Lack of exchangeability.	Pending	Pending	January 1, 2025
Amendment to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity. Amendments to the Classification and Measurement of Financial Instruments.	Pending	Pending	January 1, 2026
IFRS 18: Presentation and Disclosure in Financial Statements	Pending	Pending	January 1, 2027

Although the Group is currently analyzing the impact of the above amendments, the preliminary analyses carried out to date do not indicate that first- time adoption will have a material impact on the consolidated financial statements. Nevertheless, the Group anticipates changes in the presentation of financial information resulting from IFRS 18.

1.3.2. Basis of consolidation

In 2024, 2023 and 2022 the reporting dates of the individual financial statements of all the companies included in the consolidation scope were either the same as, or were temporarily brought into line with, that of the parent company. In this regard, in order to calculate the degree of control, joint control or significant influence in each Group company, the consistency of the ownership interest held with the number of votes controlled in each company under their bylaws and shareholder agreements is reviewed.

In the case of business activities with companies in which joint control is identified, the general basis of consolidation is the equity method. In relation to these businesses, besides the situations in which there are two venturers, each with a 50% ownership interest, cases requiring a more in-depth analysis are those relating to infrastructure projects in which Ferrovial has a significant ownership interest (less than or equal to 50%) and has the right to propose the Chief Executive Officer or other executives of the investee, while the other shareholders, mainly infrastructure funds, sit directly on the Board of Directors.

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INTEGRATED ANNUAL REPORT 2024

Notable cases in this regard are the ownership interests held in the companies that own the following Toll Road projects (the percentage interest held in each is shown in brackets): 407 ETR (43.23%), Slovakia (35%), Toowoomba (40%) and OSARs (50%), as well as the interest in JFK NTO (49%), which was incorporated into the Airports Division in 2022, as described in point 1.1.4.

Contracts that are undertaken through temporary consortia (JVs) or similar entities that meet IFRS 11 requirements to be classified as "joint operations" are proportionately consolidated.

It is considered that, in such joint operations, the shareholders have direct control over the assets, liabilities, income and expenses of these entities. In 2024, operations of this nature contributed to the consolidated Group assets, profit/(loss) and revenue totaling EUR 1,057 million, EUR 157 million and EUR 1,581 million, respectively (EUR 1,173 million, EUR 36 million and EUR 1,401 million in 2023; and EUR 428 million to the consolidated Group's assets, EUR 40 million profit/(loss) and EUR 1,242 million revenue in 2022). The following companies stand out as being involved in construction projects:

PROJECT	COUNTRY	ACTIVITY	% SHARE	REVENUE (EUR M) 2024
HS2 Main works	UK	Works on 80 km of the HS2 between Chilterns and Warwickshire, including 15 viaducts, 5 km of green tunnels, 22 km of road diversions, 67	15 %	332
Sydney Metro West	Australia	Metro design and construction on an 11-kilometre stretch of twin railway tunnels between Sydney Olympic Park and The Bays, Australia.	50 %	233
Ontario Transit Group Constructor GP	Canadá	Design, build and finance Ontario Line Subway: Construction of a 6.7 km, seven-station rapid transit system.	50 %	216
Riverlinx	UK	Design, construction, financing, operation and maintenance of the Silvertown Tunnel in East London.	40 %	127
Coffs Harbour Bypass	Australia	Design and Building contract. It involves 14 km of road, three tunnels and a service road.	50 %	113
Thames Tideway Tunnel Central Section J.V	UK	Construction of new infrastructure for the London sewerage system	50 %	60
Metro Paris Ligne 3A JV	France	Metro Paris with 6,7 KM tunnel. The work includes building three stations and eight ancillary infrastructures.	50 %	54
Linha Circular, A.C.E	Portugal	Ferrovial will build a new circular metro line in Oporto, the Pink Line, which will be 3.1 kilometers long. The work on the Pink Line includes the construction of four new stations, three ventilation shafts and the installation of the track and catenary.	65 %	53.53
				1,187

A breakdown of the equity-accounted companies can be found in Note 3.5 and in Appendix I.

Intragroup balances and transactions are eliminated on consolidation. However, the transactions recognized in the income statement in relation to construction works undertaken by the Construction Division for infrastructure project concession operators are not eliminated on consolidation, since it is considered that the Group performs work for the concession awarding entity or regulator in exchange for the right to operate the infrastructure under the terms pre-established by the granting entity or regulator.

The awarding entity or regulator thus controls the asset from inception and grants the above-mentioned right in exchange for the work performed and, therefore, the conclusion may be reached that, at the Group level, the work is performed for third parties. This approach is in line with IFRIC 12.

The non-elimination of these transactions had an impact of EUR -14.206 million on the income statement in 2024, after taxes and non-controlling interests (EUR -34.942 million and EUR -60.507 million in 2023 and 2022, respectively).

Finally, as regards to transactions for the purchase or sale of an ownership interest that does not entail a change of control in the company in question, the non-controlling interest is measured at the proportional value of the net identifiable assets of the company acquired or sold. Changes in the parent's ownership interest in a subsidiary that do not give rise to a loss of control are equity transactions.

1.3.3. Accounting policies applied to each item in the consolidated statement of financial position and consolidated income statement

Set forth below is a breakdown reflecting only those accounting policies applied by the consolidated Group when preparing these consolidated financial statements that include an option permitted by IFRS or, as the case may be, on the basis of the specific nature of the industry in which it operates or of materiality.

1.3.3.1. Intangible assets, property, plant and equipment and investment property

- Following initial recognition, "Intangible assets", and "Property, plant and equipment" are measured at cost less accumulated depreciation and any impairment losses.
- The straight-line method is used to calculate the depreciation/amortization charge for the assets included under "Intangible assets", and "Property, plant and equipment", except in the case of certain machinery in the construction business, which is depreciated using the diminishing-balance method.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_332

The consolidated companies depreciate “Property, plant and equipment” over the following useful lives: YEARS OF USEFUL LIFE Buildings and other structures 10-50 Machinery, installations and tooling 2-25 Furniture and fittings 2-15 Vehicles 3-20 Other fixed assets 2-20 1.3.3.2. Investments in infrastructure projects This heading includes infrastructure investments made by the project companies within the scope of IFRIC 12 (mainly toll roads), where remuneration consists of an unconditional right to receive cash or other assets, or a right to charge fees for the use of the public -infrastructure. The assets acquired by the concession operator to provide the concession services but which do not form part of the infrastructure (such as vehicles, furniture or computer hardware) are not included under this heading because they do not revert to the concession awarding entity. Assets of this nature are carried under “Property, plant and equipment” and are depreciated over their useful life using a financial method. IFRIC 12 Intangible asset model assets All initial investments relating to the infrastructure that subsequently reverts to the awarding entity, including costs to fulfil the contract and borrowing costs capitalized during construction, are amortized on the basis of the applicable pattern of consumption in each case (generally traffic forecasts in the case of toll roads) over the term of the concession. Investments contractually agreed at concession inception on a final irrevocable basis that will be made at a later date during the concession term, provided they are not investments made to upgrade the infrastructure, are treated as initial investments. For investments of this kind, an asset and an initial liability are recognized for the present value of the future investment, applying a discount rate equal to the borrowing costs associated with the project to calculate present value. The asset is amortized based on the pattern of consumption over the entire term of the concession and the provision is updated to reflect interest expense until the investment is made. Where a payment is made to the awarding entity to obtain the right to operate the concession, this amount is also amortized based on the pattern of consumption over the concession term. A provision is recognized systematically for replacement investments over the period in which the related obligations accrue and must be fully funded by the time the replacement becomes operational. The provision is recognized based on the pattern of consumption over the period in which the obligation accrues using a financial method. Infrastructure upgrade investments are those that increase the infrastructure’s capacity to generate revenue or reduce its costs. In the case of investments that will be recovered over the concession term, since the upgrade investments increase the capacity of the infrastructure, they are treated as an extension of the right granted and, therefore, they are recognized in the balance sheet when they come into service. They are amortized as from the date on which they come into service based on the difference in the pattern of consumption arising from the increase in capacity. However, if, on the basis of the terms and conditions of the concession, these investments will not be recovered by the possibility of obtaining increased revenue from the date on which they are made, a provision is recognized for the best estimate of the present value of the cash outflow required to settle the obligations related to the investment that will not be offset by the possibility of obtaining increased revenue from the date on which the investments are made. The balancing entry is an increase in the asset’s acquisition cost. In the event that only a part of the upgrade is expected to be recovered through an increase in future revenue, the general accounting treatment used for investments that will be recovered over the concession term will be applied. The main assumptions employed in relation to these arrangements relate to traffic and replacement investment estimates, which are updated each year by the technical departments. Set out below is a breakdown of the main concession agreements in force to which the intangible asset model is applied for both toll roads and airports, highlighting the acquisitions of Dalaman International Airport and the New Terminal One at JFK NTO in 2022, and showing the term, status and consolidation method: CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_333

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
INTEGRATED ANNUAL REPORT 2024

Intangible asset model concessions:

CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR (*)	END YEAR	CONSOL. METHOD
407 International Inc.	Canada	Operation	1999	2098	Equity consolidation
NTE Mobility Partners, LLC	USA	Operation	2014	2061	Full consolidation
NTE Mobility Partners Seg 3 LLC	USA	Operation	2018	2061	Full consolidation
LBJ Infr. Group LLC	USA	Operation	2014	2061	Full consolidation
I-66 Mobility Partners LLC	USA	Operation	2016	2066	Full consolidation
I-77 Mobility Partners LLC	USA	Operation	2019	2069	Full consolidation
IRB Infrastructure Developers Limited (**)	India	Operation/ Construction	-	-	Equity consolidation
IRB Infrastructure Trust Limited (***)	India	Operation/ Construction	-	-	Equity consolidation
Sociedad Concesionaria Anillo Vial S.A.C (****)	Peru	Construction	2024	2054	Equity consolidation
Autopista Terrassa Manresa, S.A.	Spain	Operation	1989	2036	Full consolidation
Autovía de Aragón, S.A.	Spain	Operation	2007	2026	Full consolidation
Dalaman International Airport	Turkey	Operation	2022	2042	Full consolidation
JFK NTO LLC	USA	Construction	2022	2060	Equity consolidation

(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).

(**) IRB Infrastructure Developers Limited includes several Intangible and Financial asset model projects whose concession end date goes from 2030 to 2053.

(***) IRB Infrastructure Trust Limited includes several Intangible asset model projects whose concession end date goes from 2036 to 2053.

(****) Bifurcated model, therefore a financial asset and an intangible asset are recognized.

IFRIC 12 Financial asset model assets

This heading reflects service concession arrangements related to infrastructures in which the consideration consists of an unconditional contractual right to receive cash or another financial asset, either because the awarding entity guarantees payment of specific amounts or because it guarantees recovery of the shortfall between amounts received from public service users and the specified amounts. Therefore, these are concession agreements in which demand risk is borne in full by the awarding entity. In such cases, the amount due from the awarding entity is accounted for as a financial asset in the balance sheet.

To calculate the amount due from the grantor, the value of the construction, operation and/or maintenance services provided and the financial return in arrangements of this nature are taken into consideration.

Revenue from the services (mainly construction and maintenance) provided in each period increases the amount of the related receivables with a balancing entry in sales. The financial return on the consideration for the services provided also increases the amount of the receivables with a balancing entry in sales. Amounts received from the grantor reduce the total receivable with a balancing entry in cash.

This financial return from such concessions is recognized as revenue, since it forms part of the concession activity and is accrued on a regular, periodic basis.

At December 31, 2024, 2023 and 2022, financial returns recognized as revenue amounted to EUR 9 million, EUR 10 million and EUR 10 million, respectively.

Also, the borrowing costs associated with the financing of concessions to which the financial asset model is applied amounted to EUR 6 million in 2024, EUR 7 million in 2023 and EUR 9 million in 2022.

The main concession contracts that apply the account receivable model correspond to the Construction and Waste Treatment businesses (Thalia):

CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR(*)	END YEAR	CONSO. METHOD
Concesionaria de Prisiones Lledoners	Spain	Operation	2008	2038	Full consolidation
Depusa Aragón, S.A.	Spain	Operation	2017	2037	Full consolidation
Wroclaw Budimex Car Park	Poland	Operation	2012	2042	Full consolidation
UK Waste Treatment (Thalia - Waterbeach plant)	UK	Operation	2008	2036	Full consolidation

(*) First year of operation (if the project is in operational status) or First year of concession/construction period (if the project is in the construction phase)

In addition, within the companies accounted for by the equity method, the following toll road concession contracts also apply the account receivable model:

CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR (*)	END YEAR	CONSOL. METHOD
Nexus Infr. Unit Trust (Toowoomba)	Australia	Operation	2019	2043	Equity consolidation
IRB Infrastructure Developers Limited (**)	India	Operation	-	-	Equity consolidation
Sociedad Concesionaria Anillo Vial S.A.C (***)	Peru	Construction	2024	2054	Equity consolidation
Ruta del Cacao S.A.S	Colombia	Construction	2015	2040	Equity consolidation
Zero Bypass Ltd.	Slovakia	Operation	2016	2050	Equity consolidation
Netflow OSARs Western	Australia	Operation	2017	2040	Equity consolidation
Riverlinx, Ltd.	UK	Construction	2019	2050	Equity consolidation

(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).

(**) IRB Infrastructure Developers Limited includes several Intangible and Financial asset model projects whose concession end date goes from 2036 to 2053.

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(***) Bifurcated model, therefore a financial asset and an intangible asset are recognized. 1.3.3.3. Other balance sheet and income statement items Impairment and disposal of fixed and intangible assets The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indicator exists, the asset's recoverable amount is compared with its carrying value (i.e. net of accumulated depreciation). A provision for impairment is recognized in the income statement if the recoverable amount is lower than the carrying value. The provision is reversed in future years if the recoverable amount exceeds the carrying value. The Group also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist. The line “Impairment and disposal of fixed assets” primarily includes asset impairment and gains or losses on the purchase, sale and disposal of investments in Group companies and associates. When any such acquisitions or disposals of assets results in a takeover or loss of control, the capital gain relating to the updating of the fair value in respect of the stake maintained is recognized in the column showing fair value adjustments. Leases The Group applies a single recognition and measurement approach for all leases, except for short-term leases, which in line with the exception set forth in the IFRS 16 paragraph 5(a), leases that have a term of less than twelve months, and leases of low-value assets are treated as operating leases (Note 2.2). The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets (Note 3.7). The Group recognizes right-of-use assets at lease inception (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term. At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset. Taxes Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year in which the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Deferred tax assets and liabilities are not offset in these financial statements, as Ferrovial´s subsidiaries do not have a clear intention to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously. Cash and cash equivalents of infrastructure project companies: Restricted cash (Note 5.2.1) This heading includes investments of the same type and maturity that are assigned to the financing of infrastructure projects, the availability of which is restricted under the financing contracts as security to cover certain obligations relating to the interest or principal on the borrowings and to infrastructure maintenance and operation. Fair value measurement When measuring derivatives, the credit risk of the parties to the agreement is taken into account. The impact of credit risk will be taken to the income statement unless the derivatives qualify as effective cash flow hedges, in which case the effect will be recognized in reserves. The Group uses appropriate measurement methods based on the circumstances and on the volume of inputs available for each item, attempting to maximize the use of relevant observable inputs and avoiding the use of unobservable inputs. According to IFRS 13, the Group establishes a fair value band that categorizes the inputs to measurement methods used to measure fair value into the following three levels: • Level 1: Quoted prices for identical assets or liabilities. • Level 2: Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly. • Level 3: Unobservable market inputs for the asset or liability. As explained in Note 5.5 Financial derivatives, all the Group's financial derivatives are on Level 2. It is important to highlight the fair value measurement of the remaining 5.25% stake in FGP Topco after selling the 19.75% stake in December 2024. The fair value has been determined by reference to the selling price of the recently sold 19.75% stake in FGP Topco and therefore, it is classified as Level 2 because the selling price is an observable input. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_335

Financial instruments Impairment of financial assets Ferrovial applies IFRS 9 which is based on an expected loss model whereby the loss provision is calculated based on the coming 12-month or lifetime expected losses for the financial instruments, depending on the significance of the related increase in risk. This model applies to all financial assets, including commercial assets contracted under IFRS 15, non-trade assets and receivables under the IFRIC 12 model. For this calculation, the Group has developed a method whereby certain rates are applied to financial asset balances that reflect expected credit losses based on the credit profile of the counterparty (the customer, in the case of trade and other receivables and the awarding entity for financial assets under IFRIC 12). These percentages reflect probability of default (receivables not being cashed) and loss in case default materializes. The assignment of ratings and rate trends is overseen by the financial risk department, which performs an update at each year-end based on credit risks. If during the analysis a significant increase in risk is identified with respect to that initially recognized, the expected loss is calculated considering lifetime probability of default. The Group applies the simplified approach to trade and other receivables. In order to calculate the expected credit loss, an average rating is obtained for customers by business and geographic area and is used to generate the rates to be applied to the balances, depending on whether the customer is a public or private entity and on its business sector (only in the case of private sector customers). Moreover, if the customer is declared insolvent, a claim is filed against it or it defaults on payment, a breach is deemed to have occurred and the entire trade receivable will be provisioned. To this end, the Group has defined payment periods per type of customer that trigger a breach and thus the posting of a provision. In the case of receivables under the IFRIC 12 model (Note 3.3.2), the expected credit loss provision is calculated individually for each asset based on the awarding entity’s credit quality. If the credit risk has not increased significantly, the calculation will be made based on the same amount as the expected credit losses over the next 12 months. The risk is deemed not to have increased significantly if the awarding entity has a rating above investment grade and has maintained this level since initial recognition. Classification and measurement of financial assets. Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. Under IFRS 9, the classification and measurement methods are based on two aspects: the characteristics of the contractual cash flows from the financial asset and the entity's business approach to managing financial assets. This entails three potential measurement methods: amortized cost, fair value through other comprehensive income (equity) and fair value through profit or loss. The Group's financial assets are mainly assets held to maturity, the cash flows of which only comprise payments of principal and interest, so financial assets are carried at amortized cost. It should be noted that there is an option to report fair value changes in other comprehensive income from the outset in the case of equity instruments measured by default at fair value through profit or loss. This decision is irrevocable and must be made for each individual asset. The equity instruments classified as financial assets through profit or loss are presented as non-current assets, because (i) they are not expected to be realized within the company´s normal operating cycle, (ii) they are not held primarily for trading purposes, and (iii) they are not expected to be realized within twelve months after the reporting period. Classification and measurement of financial liabilities Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial instruments. For purposes of subsequent measurement, financial liabilities are classified in two categories: Financial liabilities at fair value through profit or loss and financial liabilities at amortised cost (loans and borrowings). Non-refundable grants related to assets Non-repayable capital grants are measured at the amount granted under “Deferred income” (Note 6.1) in the consolidated statement of financial position and are progressively released to the income statement in proportion to the depreciation charged during the year on the assets financed by the grants. From a cash flow standpoint, the investments made are presented separately from the non-refundable grants received during the year. Trade payables The heading “Trade payables” also includes the liability to pay for goods or services acquired from suppliers under reverse factoring arrangements with banks. These balances are classified as trade payables and the related payments as cash flows from operating activities in line with IAS 1, as they are part of the working capital used in the entity’s normal operating cycle. Payments are made to the banks on the same terms agreed with the suppliers and with no extensions beyond the due dates agreed with the suppliers, and there are no special guarantees securing the payments to be made. SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_336

Provisions This heading includes provisions covering risks arising in the course of business (see Note 6.3). The accounting treatment of each type of provision is as follows: i. Litigation provisions and taxes: These provisions are recognized and reversed against operating profit/(loss), against net financial income/ (expense) and/or against corporate income tax, depending on the nature of the tax for which the provision has been recognized (penalties, related interest, and/or contested tax assessments). ii. Provisions for replacements under IFRIC 12: These provisions are recognized and reversed against depreciation charged during the period in which the obligations accrue, until the replacement becomes operational. The net depreciation charges amounted to EUR 37 million and EUR 24 million in 2024 and 2023, respectively. iii. Provisions for other long-term risks: They are recognized and reversed against changes to provisions in operating profit/(loss), as and when the landfill closure costs are incurred iv. Trade provisions: These provisions are recognized and reversed against changes to provisions in operating profit/(loss). Share-based remuneration schemes Share-based remuneration scheme are accounted for as a future and therefore the value of the foreseeable shareholder distributions up to the date is discounted to the value of the shares at the grant date using a rate of return equal to the average cost of borrowings over the share award period. 1.3.3.4 Revenue recognition Ferrovial has a common revenue recognition policy adapted to IFRS 15 “Revenue from contracts with customers” so as to ensure a consistent approach across all lines of business. i) General revenue recognition approach The first step in the revenue recognition process involves identifying the relevant contracts and the performance obligations that they contain. A single performance obligation is generally identified in construction contracts due to the high degree of integration and customization of the various goods and services forming a combined output that is transferred to the customer over time. In general, performance obligations in Construction activities carried out by Ferrovial are satisfied over time rather than at a point in time, since the customer simultaneously receives and consumes the benefits of the Company’s work as the service is provided. As regards the approach to recognizing revenue over time (a way of measuring the progress of a performance obligation), Ferrovial has established certain criteria that are applied consistently to similar performance obligations. In this regard, the Group has chosen the output method as its preferred approach when measuring goods and services the control of which is transferred to the customer over time. In contracts for goods and services that are different but closely interrelated when making a combined product, which often occurs under construction contracts, the applicable output method consists of measuring the work carried out based on surveyed performance completed to date, in which the revenue recognized reflects the work units executed and the unit price. Under this method, the units completed under each contract are measured and the relevant output is recognized as revenue. Costs of works or services are recognized on an accrual basis, expensing amounts actually incurred (Note 1.3.3.4.iv on provisions for deferred expenses). For recurring and routine services (involving substantially the same services) such as maintenance, showing the same pattern over time and remuneration consisting of a recurring fixed amount over the contract term (e.g. monthly or annual payments), such that the customer benefits from the services as they are provided, the Group opted for the time-elapsed output method to recognize revenue. Under this method, revenue is recognized on a straight-line basis over the term of the contract and costs are recognized on an accrual basis. The costs-incurred input method only is applied to contracts that are not for recurring and routine services and for which the unit price of the units to be executed cannot be determined. Under this method, the Company recognizes revenue based on costs incurred as a percentage of the total costs forecast to complete the work, taking account of the expected profit margin for the whole project, based on the most recently updated budget. This method entails measuring the costs incurred as a result of the work completed to date as a proportion of the total costs forecast and recognizing them as revenue in proportion to the total revenues expected. As indicated above, this method only applies to lump-sum construction or service contracts in which it is not possible to break down the price and the measurement of units to be completed. Finally, as regards determining whether the Company acts as a principal or agent in relation to its contractual performance obligations, Ferrovial is the principal in both construction and service contracts if it provides goods and services directly to the customer and transfers control of them without involving intermediaries. In the case of concession agreements in which Ferrovial both builds and operates the infrastructure, the construction company is the principal if it is ultimately responsible for fulfilling the contractual obligation to execute the work in accordance with the concession agreement specifications and therefore assumes the consequences in the event of a claim or delay. Revenues and results of those construction services are therefore recognized by the Construction Division. Conversely, the concession company acts as an agent in connection with the construction performance obligation and does not therefore recognize revenues or results in this regard. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_337

ii) Recognition of revenue from contract modifications, claims and disputes Modifications are understood as changes to the initial contract's scope of works that could result in a change to the contract revenues. Changes to the initial contract require the customer’s technical and financial approval prior to the issuance of billings and collection of the amounts relating to additional work. The Group generally does not recognize any revenue from such additional work until it has been approved by the customer. When the scope of work has been approved but the impact on revenue has yet to be valued, the “variable consideration” requirement (as explained below) will apply. This entails recognizing revenue in an amount that is highly unlikely to be reversed. Any costs associated with the units completed or services rendered will be recognized when they are incurred, regardless of whether or not the modification has been approved. A claim is a request for payment or compensation to the customer (e.g., compensation events, reimbursement of costs) subject to an application procedure directly to the customer. A dispute is the result of an incident of non- compliance or rejection after a claim has been made to the customer under the terms of the contract, the result of which is pending in a procedure being pursued directly with the customer or in court or arbitration proceedings. The general criterion followed by the Group is not to recognize revenue until a claim is approved or a dispute is resolved. In the event that the claim work is approved but the valuation is pending, the requirement mentioned below for the case of “variable consideration” in accordance with IFRS 15 is applied, recording the amount of revenue for which it is highly probable that there will not be a significant reversal. This treatment is also applied in exceptional cases where approval has not yet been granted if (i) there is a legal report justifying that the contract rights are clearly enforceable, (ii) as well as a technical report supporting the technical basis of the claim and (iii) approval from the Division’s CFO and General Counsel. In those cases in which a legal report confirms that the rights forming the subject of a dispute are clearly enforceable and, therefore, at least the costs directly associated with the service relating to the dispute are recoverable, revenue may be recognized up to the maximum amount of the costs incurred. iii) Determination of the transaction price The transaction price must allocate a price to each performance obligation (or distinct good or service) in an amount that represents the consideration to which the entity expects to be entitled in exchange for the transfer of committed goods or services to the customer. To this end, the transaction price of each performance obligation identified in the contract is allocated as a separate selling price in relative terms. The best evidence of a separate selling price is the observable price of a good or service when the company sells that good or service separately in similar circumstances and to similar customers. Variable consideration If the consideration promised in a contract includes a variable amount, this amount is recognized only to the extent that it is highly probable that a significant reversal in the amount recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For example, it is stipulated that a bonus may only be recognized once a high percentage of completion of the contract has been reached. Financing component In general, when more than one year elapses between the date on which the good or service is delivered and the date on which the customer is expected to make payment, an implicit financing component is included when calculating the price of a performance obligation. This component is treated as financial income. Where a performance obligation relates to a period of less than one year between the date on which the company transfers a good and the date on which the customer makes payment, the practical expedient permitted by the accounting standard is applied to avoid adjusting the amount of the consideration. In cases in which there is a contractual or legal right to charge late-payment interest based on the contractually agreed terms, the late-payment interest is only recognized when it is highly probable that it will be effectively received. iv) Balance sheet items related to revenue recognition Completed work pending certification/work certified in advance Unlike revenue recognition, amounts billed to the customer are based on the various milestones reached under the contract and on acknowledgement thereof by the customer by means of a contractual document referred to as a progress billing certificate. Therefore, the amounts recognized as revenue for a given year do not necessarily match those billed to or certified by the customer. For contracts in which the revenue recognized exceeds the amount billed or certified, the difference is recognized in an asset account named “Completed work pending certification” (as a contract asset) under “Trade receivables for sales and services”, while for contracts in which the revenue recognized is lower than the amount billed or certified, the difference is recognized in a liability account named “Work certified in advance” (as a contract liability) under “Short-term trade and other payables”. Bidding and mobilization costs In addition to the balance sheet items described above, the Group also recognizes assets reflecting costs of obtaining contracts (bidding costs), costs incurred to fulfil contracts or start-up costs (mobilization costs) directly related to the main contract, provided they are recoverable during the performance of the contract. These balances are included in a separate asset account in the balance sheet under “Inventories” (Note 4.1). SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_338

Bidding costs are only capitalized when they are directly related to a contract, it is probable that they will be recovered in the future and the contract has been awarded or the company has been selected as preferred bidder. Bidding costs incurred before a contract is awarded or the contractor selected as preferred bidder are recognized as an expense, unless they are explicitly recoverable from the customer in any event (whether or not the contract is obtained). They are amortized systematically as the goods and services related to the asset are transferred to the customer. Any costs that are necessary to start up a contract or mobilization costs are capitalized whenever it is probable that they will be recoverable in the future, excluding any expenses that would have been incurred if the contract had not been obtained. They expensed based on the proportion of actual output to estimated output under each contract. Otherwise, they are taken directly to the income statement. v) Provisions for contracts with customers The main provisions relating to contracts with customers are provisions for deferred expenses and for budgeted losses. • Provisions for deferred expenses. They cover expenses that are expected to be incurred at contract close-out, such as for the removal of construction machinery or decommissioning, as well as estimated repairs to be carried out during the warranty period. These provisions reflect an existing obligation stipulated in the contract on the basis of which the company is likely to allocate resources to satisfy the obligation, the amount of which can be reliably estimated. The provisions are based on the best available information. They may be calculated as a percentage of the total revenue expected from the contract, if there is historical information for similar contracts. Warranty obligations included in this type of provisions are not treated as a separate performance obligation, unless the customer has the option of contracting the warranty separately, therefore they are recognized in accordance with IAS 37. These provisions are classified as current liabilities since they relate to the operating construction projects cycle, in line with IFRS 1. • Provisions for budgeted losses. These provisions are recognized when it becomes apparent that the total costs expected to fulfil a contract exceed expected contract revenues. For the purpose of determining, where appropriate, the amount of the provision, budgeted contract revenue will include the forecast revenue that is considered probable, in line with IAS 37 (paragraph 14 (b) as well as incremental costs and those directly related to the contract. General costs are not directly attributable to a contract and are therefore excluded from the calculation unless they are explicitly passed on to the counterparty in accordance with the contract, in line with paragraph 68 (a) of IAS 37. This differs from the IFRS 15 approach described above in Note 1.3.3.4 “Revenue recognition”, according to which revenue is only recognized when considered highly probable. Should the total profit expected from a contract be lower than the amount recognized applying the above-mentioned revenue recognition approach, the difference is reflected as a negative margin provision. vi) Segment-specific revenue recognition approach Toll roads business The contracts included in this line of business are accounted for in accordance with IFRIC 12, which provides for the classification of contract assets on the basis of the intangible asset model and the financial asset model (mixed models could also be applied) (Note 1.3.3.2). In the case of contracts classified as intangible assets, the customer is the infrastructure user and therefore each use of the infrastructure by users is deemed a performance obligation and the revenue is recognized at a point in time. In the case of contracts accounted for using the financial asset model, in which the public administration is the customer, revenue recognition depends on the various services provided (e.g. operation or maintenance), which are recognized as separate performance obligations to which market prices must be allocated. Where a separate selling price is not directly observable, the best possible estimate is employed, applying the forecast business margin. As mentioned above in point 1.3.3.4.i, in the case of concession agreements in which Ferrovial both builds and operates the infrastructure, the construction company is the principal if it is ultimately responsible for fulfilling the contractual obligation to execute the work in accordance with the concession agreement specifications and therefore assumes the consequences in the event of a claim or delay. Airports business Generally speaking, these are short-term services rendered to the customer (airlines or airport users), in which revenues will be recognized at a point in time. It should be noted that JFK NTO LLC is acting as an agent in relation to the construction performance obligation. In this case, the design and construction services are the responsibility of a third-party company, contracted for this purpose by the former (such third party, the construction company). The conclusion that it was acting as an agent for the construction activity was reached after performing an assessment following the provisions of IFRS 15, especially considering paragraphs B35 and B37. Energy business In these contracts, Ferrovial typically undertakes the construction and operation of energy generation and transmission infrastructures. Generally, two performance obligations are identified: one for the construction and another for the operation of the infrastructure. The first performance obligation is fulfilled over time rather than at a single point, as the customer simultaneously receives and consumes the benefits of the Company's services as they are rendered. Regarding the method for recognizing revenue over time (a measure of the progress of a performance obligation), Ferrovial has established specific criteria that are consistently applied to similar performance obligations. The second one encompasses a variety of services that are fundamentally similar and are transferred based on the same pattern. The monthly rate reflects the value of the services rendered. This performance obligation that is transferred over time for which revenues are recognized using the output method. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_339

1.3.4. Accounting estimates and judgments These financial statements are prepared in accordance with IFRS as adopted by the European Union, which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amount of income and expenses recognized. The estimates and associated assumptions are based on management´s best judgement of aspects that are known when the financial statements are prepared, on historical experience and on any other factor that is deemed to be relevant. The estimation of items for which there is a risk that differences could arise in the future in respect of the carrying amounts of assets and liabilities, involves significant analysis and requires management to make judgments when determining the assumptions, as discussed in the following paragraphs: i) Revenue from long-term construction contracts with customers (Note 1.3.3.4), particularly as regards to: • Application of the output method to recognize revenue over time, measuring the work carried out or surveying performance completed to date, in which the revenue recognized reflects the work units executed. Under this method, the units completed in each contract are the basis used to recognize revenue. Those units are calculated by each project team based on the technical progress made up to the financial statements date. The revenue recognized reflects the work units executed valued applying the unit price established in the contract. • Application of the input method to recognize revenue over time on those contracts where the output method cannot be applied, estimating the total costs forecast to complete the work, using most recent contract budgets approved for each project by the relevant members of management, making assumptions on future prices of materials and subcontractors’ work. Prices included in future materials supply arrangements and subcontractors’ contracts are used. In case no supply contracts are in place, materials or subcontractors’ costs are calculated based on market evidence or supply arrangements recently signed for other contracts. • Provisions for deferred expenses: Management bases its calculations on historic experience and bears in mind the different countries and contract requirements. • Provisions for contractual losses: When the estimated costs to complete a construction project exceed the transaction Price, the Company recognizes a provision for the indicated loss. • Recognition of revenue for variable consideration, for a modification, for a claim or for a dispute. In this regard, management bases its calculation on the specific clauses included in each contract and also considers past experience in other contracts. Management needs to make assumptions regarding the amount of incurred costs that will give rise to these additional sources of revenue and whether those costs meet the conditions for variable considerations, modifications, claims or disputes arising in connection with the contract. ii) Toll Roads and Airports financial information under IFRIC-12 (Note 3.3 on Investments in infrastructure projects; Note 6.3 on Provisions) and the related impairment test (Note 3.1. on Goodwill and acquisitions) performed based on a discounted cash flow model, which involves management assumptions, mainly related to: • Future traffic volumes (vehicles and passengers for toll roads and airports, respectively): For concessions already in operation, traffic estimates are built on actual traffic and growth patterns are derived from macroeconomic data, external studies in certain cases and any other information and plans that may impact future traffic. For concessions under construction, external projections (e.g. airports traffic forecast from international agencies) and research (e.g. impact of e-commerce on heavy vehicles traffic or home working habits on the use of private vehicles for toll roads) are used. • Pricing: specific pricing arrangements included in concession contracts are considered. In case the arrangements do not include a fixed price, internal estimates of elasticity of demand regarding prices and other related inputs are used. • Future operating expenses: Estimates of future prices of materials, subcontractors and other costs required to operate the concessions are based on historical experience, estimating price index grow and considering related requirements established in the concession agreements. • Discount rates: Management calculates weighted average cost of capital based on external information sourced obtained from banks reports and converts it into a pre-tax discount rate for impairment test purposes. iii) Fair value of assets held for sale related to discontinued operations (Note 1.1.4.), which only applies to 2022 and 2024: If the divestment process is in an advanced stage, non-binding and binding offers received from potential buyers are the main input. Where there are no offers in place, calculations based on publicly available multiples of similar transactions are also used. iv) Calculation of the goodwill arising in the acquisitions of Dalaman in June 2022 and IRB Infrastructure Trust (Private InvIT) in June 2024, and its allocation to the fair values of its assets and liabilities (Note 1.1.5). v) Consolidation method applicable to the following stakes: • For the IRB Infrastructure Trust (Private InvIT) stake (23.99%) acquired in June 2024, management considers Ferrovial has significant influence and therefore this stake is consolidated through equity method. • The sale of 100% of the economic rights and 49% of the voting rights of Umbrella Roads BV in October 2024, has resulted in the loss of control and significant influence, which has led to the recognition of a capital gain of EUR 19 million. • Finally, following the completion in December 2024 of the sale of 19.75% of the share capital of FGP Topco (direct shareholder of Heathrow Airports Holdings Limited ), in which Ferrovial had a 25% stake and that was consolidated through equity method, the remaining 5.25% stake in FGP Topco has been classified as a financial asset measured at fair value through profit or loss, as Ferrovial does not have now significant influence over this entity. The fair value has been determined by reference to the selling price of the recently sold 19.75% stake in FGP Topco. 1.3.5. Disclosures It should also be noted that information or disclosures that need not be included on the basis of qualitative significance have been omitted from these consolidated financial statements due to being immaterial under the IFRS Conceptual Framework. SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_340

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE. AND SUBSIDIARIES

1.4. EXCHANGE RATE

As indicated previously, Ferrovial does business outside the eurozone through various subsidiaries. The exchange rates used to translate their financial statements for Group consolidation purposes are as follows:

For balance sheet items, the exchange rates used at December 31, 2024 and for the comparative period at December 31, 2023 are as follows:

Closing exchange rate	2024	2023	Change 24/23 (*)
Pound sterling	0.82667	0.86691	(4.64)%
US dollar	1.03490	1.10390	(6.25)%
Canadian dollar	1.48912	1.46061	1.95 %
Australian dollar	1.67318	1.62057	3.25 %
Polish zloty	4.27820	4.34300	(1.49)%
Chilean peso	1,031.520	967.780	6.59 %
Indian rupee	89.20050	91.94270	(2.98)%

(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.

For items in the income statement and cash flow statement (cumulative average rates at December 2024, December 2023 and December 2022 for the comparative periods):

Average exchange rate	2024	2023	2022	Change 24/23 (*)	Change 23/22(*)
Pound sterling	0.84653	0.86961	0.85269	(2.65)%	1.98%
US dollar	1.08180	1.08147	1.05330	0.03%	2.67%
Canadian dollar	1.48193	1.45920	1.36984	1.56%	6.52%
Australian dollar	1.64031	1.62876	1.51685	0.71%	7.38%
Polish zloty	4.30523	4.54119	4.68474	(5.20)%	(3.06)%
Chilean peso	1,021.132	908.75223	917.53335	12.37%	(0.96)%
Indian rupee	90.53760	89.31345	82.72616	1.37%	7.96%

(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.

The impact recorded in equity attributable to the parent company for this reason is EUR 33 million in 2024 and EUR -83 million in 2023 (see Note 5.1.1 Changes in equity).

The exchange rate effects are also analyzed in the notes to the accounts, where relevant.

1.5. SEGMENT REPORTING

As indicated in Note 1.1.3, in January 2024 Ferrovial approved a partial reorganization of the Business Divisions pursuant to which the energy solutions business line and the energy infrastructures business line were merged. As a consequence of this reorganization, 2023 and 2022 figures have been restated.

For management purposes, the Group is organized into business units based on its activities and services and has four reportable segments, as follows (Note 1.1.3):

- Construction, which undertakes the design and build of all sorts of public and private works, including most notably the construction of public infrastructures.
- Toll Roads, which carries out the development, financing and operation of toll roads.
- Airports, which is engaged in developing, financing and operating airports.
- Energy: It focuses on innovative solutions for the promotion, construction and operation of energy generation and transmission infrastructures.

No operating segments have been aggregated to form the above reportable operating segments.

The global Chief Executive Officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of its business units separately for the purpose of making decisions on resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. Furthermore, information reported to the market is also broken down into the above four segments.

The income statement is shown below by segment for 2024, 2023 and 2022. The “Other” column includes the income and/or expenses of companies not assigned to any of the business segments, including most notably the parent company Ferrovial SE and its other businesses, such as the waste treatment plants in UK, the mining services in Chile and the new activity started by the group in 2024 related to the development of data centers called Digital Infrastructure. The “Adjustments” column reflects inter-segment consolidation eliminations.

As can be seen in the following tables, Construction and Toll Roads revenues account for more than 10% of the Group’s consolidated revenue. The Airports segment is a distinct business line, managed separately and therefore disclosed as a reporting segment. The Energy segment is a relatively new business area the Group is focusing on. The CEO assesses its performance separately based on an income statement measured consistently with profit or loss in the consolidated financial statements and with a similar presentation.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_341

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
INTEGRATED ANNUAL REPORT 2024

Income statement by business segment 2024, 2023 and 2022 (Million euro).

(Millions of euros)	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total 2024
Revenue	7,234	1,256	91	270	520	(224)	9,147
Other operating income	2	–	–	–	(1)	–	1
Revenues and other operating income	**7,236**	**1,256**	**91**	**270**	**519**	**(224)**	**9,148**
Total operating expenses	6,806	338	65	268	551	(222)	7,806
Fixed asset depreciation	146	232	22	13	28	–	441
Impairment and disposal of fixed assets	–	151	2,025	–	32	–	2,208
Operating profit/(loss)	**284**	**837**	**2,029**	**(11)**	**(28)**	**(2)**	**3,109**
Profit/(loss) on derivatives and other net financial income/(expense)	(34)	(75)	627	–	24	(3)	539
Net financial income/(expense) from financing	150	(215)	(2)	(8)	(193)	3	(265)
Net financial income/(expense)	**116**	**(290)**	**625**	**(8)**	**(169)**	**–**	**274**
Share of profits of equity-accounted companies	–	226	8	–	4	–	238
Profit/(loss) before tax from continuing operations	**400**	**773**	**2,662**	**(19)**	**(193)**	**(2)**	**3,621**
Income/(expense) tax	(142)	(110)	3	5	99	–	(145)
Profit/(loss) net of tax from continuing operations	**258**	**663**	**2,665**	**(14)**	**(94)**	**(2)**	**3,476**
Profit/(loss) net of tax from discontinued operations	–	–	–	–	14	–	14
Net profit/(loss)	**258**	**663**	**2,665**	**(14)**	**(80)**	**(2)**	**3,490**
Net profit/(loss) for the year attributed to non-controlling interests	(68)	(160)	(23)	–	–	–	(251)
Net profit/(loss) for the year attributed to the parent company	**190**	**503**	**2,642**	**(14)**	**(80)**	**(2)**	**3,239**

	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total 2023
Revenue	6,869	1,085	80	207	506	(233)	8,514
Other operating income	1	–	–	–	–	–	1
Revenues and other operating income	**6,870**	**1,085**	**80**	**207**	**506**	**(233)**	**8,515**
Total operating expenses	6,659	286	58	206	548	(233)	7,524
Fixed asset depreciation	134	213	20	9	26	(1)	401
Impairment and disposal of fixed assets	–	38	–	–	(2)	(1)	35
Operating profit/(loss)	**77**	**624**	**2**	**(8)**	**(70)**	**–**	**625**
Profit/(loss) on derivatives and other net financial income/(expense)	(28)	5	(12)	(1)	71	(2)	33
Net financial income/(expense) from financing	117	(224)	3	–	(114)	1	(217)
Net financial income/(expense)	**89**	**(219)**	**(9)**	**(1)**	**(43)**	**(1)**	**(184)**
Share of profits of equity-accounted companies	–	198	11	(1)	7	–	215
Profit/(loss) before tax from continuing operations	**166**	**603**	**4**	**(10)**	**(106)**	**(1)**	**656**
Income/(expense) tax	(61)	(55)	(20)	2	91	1	(42)
Profit/(loss) net of tax from continuing operations	**105**	**548**	**(16)**	**(8)**	**(15)**	**–**	**614**
Profit/(loss) net of tax from discontinued operations	–	–	–	–	16	–	16
Net profit/(loss)	**105**	**548**	**(16)**	**(8)**	**1**	**–**	**630**
Net profit/(loss) for the year attributed to non-controlling interests	(51)	(126)	7	–	–	–	(170)
Net profit/(loss) for the year attributed to the parent company	**54**	**422**	**(9)**	**(8)**	**1**	**–**	**460**

	Construction	Toll Roads	Airports	Energy	Other	Adjustments	Total 2022
Revenue	6,280	780	54	191	466	(220)	7,551
Other operating income	2	–	–	–	1	(1)	2
Revenues and other operating income	**6,282**	**780**	**54**	**191**	**467**	**(221)**	**7,553**
Total operating expenses	6,106	230	56	196	458	(221)	6,825
Fixed asset depreciation	107	159	7	8	18	–	299
Impairment and disposal of fixed assets	–	(3)	–	–	(3)	–	(6)
Operating profit/(loss)	**69**	**388**	**(9)**	**(13)**	**(12)**	**–**	**423**
Profit/(loss) on derivatives and other net financial income/(expense)	(35)	(109)	19	–	48	(1)	(78)
Net financial income/(expense) from financing	36	(240)	–	(4)	(35)	1	(242)
Net financial income/(expense)	**1**	**(349)**	**19**	**(4)**	**13**	**–**	**(320)**
Share of profits of equity-accounted companies	1	157	7	–	(1)	1	165
Profit/(loss) before tax from continuing operations	**71**	**196**	**17**	**(17)**	**–**	**1**	**268**
Income/(expense) tax	(6)	(39)	2	(2)	16	(1)	(30)
Profit/(loss) net of tax from continuing operations	**65**	**157**	**19**	**(19)**	**16**	**–**	**238**
Profit/(loss) net of tax from discontinued operations	–	–	–	–	63	1	64
Net profit/(loss)	**65**	**157**	**19**	**(19)**	**79**	**1**	**302**
Net profit/(loss) for the year attributed to non-controlling interests	(42)	(66)	(9)	–	–	–	(117)
Net profit/(loss) for the year attributed to the parent company	**23**	**91**	**10**	**(19)**	**79**	**1**	**185**

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_342

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 This section comprises the notes relating to profit/(loss) for the years ended December 31, 2024, 2023 and 2022. For the year ended December 31, 2024: Net profit for the year reached EUR 3,239 million on the back of the positive one-off impacts related to the divestment transactions executed during the year, as mentioned in note 1.1.5, highlighting the positive impact of the 19.75% stake in Heathrow Airports Holdings (EUR 2.570 million), the 5% stake in IRB Infrastucture Developers (EUR 116 million) and the 24% stake in Grupo Serveo (EUR 32 million). Excluding this one-off effect, worth mentioning the net income improvement compared to previous year on the back of the positive operational performance in Toll Roads business in US and Canada due to higher traffic and toll rates, as well as the Construction Division’s results. For the year ended December 31, 2023: Net profit for the year reached EUR 460 million thanks to traffic and revenue per transaction growth in the Toll Roads business in US, as well as by the Construction Division’s results, particularly the contributions from the businesses in Spain and Poland (Budimex). Also noteworthy is the sale of the Azores toll road in Portugal (EUR 41 million) and the positive impact of financial derivatives (EUR 43 million), highlighting equity swaps impact due to the positive performance of the Company´s shares and Autema toll road interest rate swaps positive variation. For the year ended December 31, 2022: Net profit for the year reached EUR 185 million, thanks to operational improvements in the Toll Roads business following traffic growth, which is explained mainly by the lifting of the COVID-19 restrictions and the rate rise in the US, as well as by the Construction Division’s results, particularly the contributions from the businesses in Spain and Poland (Budimex). In addition, net profit/(loss) for the year was impacted by a profit of EUR 64 million from discontinued operations relating mainly to the divestments of the business operated in the UK through the subsidiary Amey (Note 1.1.5). Finally, of particular note is the recognition of EUR 26 million in deferred tax liabilities, in addition to the EUR 41 million recognized in December 2021, for withholding tax on the repatriation of future dividends from Canada (Note 2.7.2). CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_343

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

INTEGRATED ANNUAL REPORT 2024

NOTES ON PROFIT/(LOSS) FROM CONTINUING OPERATIONS

2.1. OPERATING INCOME

The Group's revenue as of and for the years ended December 31, 2024, 2023 and 2022 reached EUR 9,147 million, EUR 8,514 and EUR 7,551 million, respectively.

The Group´s revenue from contracts with customers, as interpreted by IFRS 15, amounted to EUR 9,024 million, EUR 8,339 million and EUR 7,385 million, respectively (Note 4.4), for the years ended December 31, 2024, 2023 and 2022.

Revenue includes financial income from services provided by the concession operators that apply the financial asset model, totaling EUR 9 million, EUR 10 million and EUR 10 million in 2024, 2023 and 2022, respectively.

Set out below is a breakdown of revenue by segment and comparative figures for 2024, 2023 and 2022:

For the year ended December 31, 2024:

(Million euro)	External sales	Inter-segment sales	Total	Var. %
Construction	6,919	315	7,234	5 %
Toll Roads	1,246	10	1,256	16 %
Airports	82	9	91	14 %
Energy	268	2	270	30 %
Other activities (*)	348	172	520	3 %
Adjustments	-	(224)	(224)	(4)%
Total	**8,864**	**283**	**9,147**	**7 %**

(*) Corresponds to support services provided by the Corporation Division to the rest of the Group's businesses, which are eliminated in the consolidation process.

For the year ended December 31, 2023:

(Million euro)	External sales	Inter-segment sales	Total	Var. %
Construction	6,380	489	6,869	9 %
Toll Roads	1,084	1	1,085	39 %
Airports	80	-	80	48 %
Energy	207	-	207	8 %
Other activities (*)	350	156	506	9 %
Adjustments	-	(233)	(233)	6 %
Total	**8,101**	**413**	**8,514**	**13 %**

(*) Corresponds to support services provided by the Corporation Division to the rest of the Group's businesses, which are eliminated in the consolidation process.

For the year ended December 31, 2022:

(Million euro)	External sales	Inter-segment sales	Total
Construction	5,249	1,031	6,280
Toll Roads	779	1	780
Airports	54	-	54
Energy	191	-	191
Other activities (*)	327	139	466
Adjustments	-	(220)	(220)
Total	**6,600**	**951**	**7,551**

(*) Mainly corresponds to support services provided by the Corporation Division to the rest of the Group's businesses, which are eliminated in the consolidation process.

The inter-segment sales reached EUR 951 million, and are mainly related to works completed by the Construction Division for the infrastructure concession operators (Note 1.3.2 and Note 6.8).

The breakdown of sales by geographic area is as follows:

(Million euro)	2024	2023	Var. 23/22	2022	Var. 22/21
USA	3,271	2,879	392	2,906	(27)
Poland	2,119	2,160	(41)	1,842	318
Spain	1,582	1,475	107	1,154	321
UK	809	771	38	708	63
Canada	246	161	85	100	61
Other	1,120	1,068	52	841	227
TOTAL	**9,147**	**8,514**	**633**	**7,551**	**963**

The Ferrovial Group's sales in its five main markets accounted for 88% of total sales in 2024 (87% in 2023 and 89% in 2022).

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS_344**

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

2.2. OTHER OPERATING EXPENSES

Set out below is a breakdown of other operating expenses:

(Million euro)	2024	2023	Var. 24/23	2022	Var. 23/22
Subcontracted work	3,550	3,337	213	2,975	362
Leases	257	251	6	257	(6)
Repairs and maintenance	75	82	(7)	89	(7)
Independent professional services	454	485	(31)	449	36
Changes in provisions for liabilities (Note 6.3)	(36)	53	(89)	(68)	121
Other operating expenses	631	670	(39)	480	190
Total other operating expenses	**4,931**	**4,878**	**53**	**4,182**	**696**

2.3. PERSONNEL EXPENSES

Set out below is a breakdown of personnel expenses:

(Million euro)	2024	2023	Var. 24/23	2022	Var.23/22
Wages and salaries	1,468	1,350	118	1,111	239
Social security contributions	375	179	196	158	21
Pension plan contributions	18	15	3	13	3
Share-based payments	13	11	2	8	4
Other welfare expenses	(114)	43	(157)	156	(113)
TOTAL	**1,760**	**1,599**	**162**	**1,446**	**153**

The trend in the number of employees at December 31, 2024, 2023 and 2022, by professional category and gender is as follows

At December 31, 2024:

				12.31.2024
CATEGORY	MEN	WOMEN	TOTAL	VAR 24/23
Executive directors	2	–	2	– %
Senior managers	12	4	16	23 %
Executives	2,900	757	3,657	4 %
Managers/Professionals/Supervisors	4,236	2,270	6,506	4 %
Administrative/Support personnel	680	772	1,452	1 %
Manual workers	13,160	708	13,868	2 %
Total	**20,990**	**4,511**	**25,501**	**3 %**

At December 31, 2023:

				12.31.2023
CATEGORY	MEN	WOMEN	TOTAL	VAR. 23/22
Executive directors	2	0	2	– %
Senior managers	11	2	13	– %
Executives	2,819	703	3,522	10 %
Managers/Professionals/Supervisors	4,145	2,132	6,277	2 %
Administrative/Support personnel	670	766	1,436	16 %
Manual workers	12,910	639	13,549	– %
Total	**20,558**	**4,241**	**24,799**	**3 %**

At December 31, 2022:

			12.31.2022
CATEGORY	MEN	WOMEN	TOTAL
Executive directors	2	0	2
Senior managers	12	1	13
Executives	2,580	635	3,215
Managers/Professionals/Supervisors	4,117	2,044	6,161
Administrative/Support personnel	565	668	1,233
Manual workers	12,864	703	13,567
Total	**20,140**	**4,051**	**24,191**

At December 31, 2024, 2023 and 2022, there were 175, 121 and 107 employees, respectively, with a disability rating of 33% or more, accounting for 1%, 0.5% and 0.4% of the total workforce at the end of each period.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_345

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED
DECEMBER 31, 2024, 2023 AND 2022

INTEGRATED ANNUAL REPORT 2024

The average workforce by business division for the three periods is as follows:

				12.31.2024
BUSINESS	**MEN**	**WOMEN**	**TOTAL**	**VAR 24/23**
Construction	14,944	3,355	18,299	(6)%
Toll Roads	588	227	815	(11)%
Airports	201	46	248	5 %
Energy	1,460	201	1,661	2296 %
Other	4,140	694	4,834	7 %
Total	**21,333**	**4,523**	**25,857**	**3 %**

				12.31.2023
BUSINESS	**MEN**	**WOMEN**	**TOTAL**	**VAR 23/22**
Construction	16,067	3,345	19,412	5 %
Toll Roads	678	233	911	68 %
Airports	195	42	237	1 %
Energy	48	21	69	202 %
Other	3,866	670	4,536	3 %
Total	**20,855**	**4,311**	**25,166**	**(27)%**

BUSINESS			12.31.2022
	MEN	**WOMEN**	**TOTAL**
Construction	15,316	3,135	18,451
Toll Roads	373	169	541
Airports	192	43	235
Energy	17	6	23
Other	3,785	617	4,402
Total continuing operations	**19,683**	**3,970**	**23,653**
Total discontinued operations	**7,346**	**3,352**	**10,698**
Total	**27,029**	**7,322**	**34,351**

2.4. IMPAIRMENTS AND DISPOSALS

There follows a breakdown of the main gains and losses due to impairment and disposals for the corresponding periods.

2024

(Million euro)	Impact on profit/(loss) before tax	Impact on profit/(loss) after tax
19.75% HAH Sale	2,023	2,023
5% IRB Sale	132	116
Serveo Sale	33	32
Equity-accounted availability toll road assets	19	**19**
Vertiports sale	2	**2**
Capital gains and disposals (Note 1.1.5)	**2,209**	**2,192**
Impairment gains/(losses)	**(1)**	**(1)**
TOTAL IMPAIRMENT AND DISPOSALS	**2,208**	**2,191**

2023

(Million euro)	Impact on profit/(loss) before tax	Impact on profit/(loss) after tax
Azores sale	**39**	**41**
Capital gains and disposals (Note 1.1.5)	**39**	**41**
Aravia	(2)	(2)
Zity Sale	(2)	(2)
Impairment gains/(losses)	**(4)**	**(4)**
TOTAL IMPAIRMENT AND DISPOSALS	**35**	**37**

2022

(Million euro)	Impact on profit/(loss) before tax	Impact on profit/(loss) after tax
Algarve sale	(3)	(3)
Capital gains and disposals	**(3)**	**(3)**
Impairment of the ownership interest in MaaS Global	(3)	(3)
Impairment gains/(losses)	**(3)**	**(3)**
TOTAL IMPAIRMENT AND DISPOSALS	**(6)**	**(6)**

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_346

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

2.5 NET FINANCIAL INCOME/(EXPENSE)

The following tables provide an itemized breakdown of changes in net financial income/(expense) in 2024, 2023 and 2022.

Net financial income/(expense) for these years from the infrastructure project companies is presented separately from that of ex-infrastructure project companies (see the definition in Note 1.1.3). In each case, a distinction is made between net financial income/(expense) from financing (which includes borrowing costs on bank borrowings and bonds, and returns on financial investments and loans granted) and net financial income/(expense) from derivatives and other items (including the effect of the fair value measurement of ineffective hedges, and other income and expenses not directly related to financing).

For 2024, as compared to 2023:

(Million euro)	2024	2023	Var. %
Financial income from infrastructure project financing	43	34	26 %
Financial expense from infrastructure project financing	(382)	(362)	6 %
Net financial income/(expense) from financing, infrastructure project companies	**(339)**	**(328)**	**3 %**
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	9	13	(31)%
Other net financial income/(expense), infrastructure project companies	(81)	(57)	42 %
Other net financial income/(expense), infrastructure project companies	**(72)**	**(44)**	**64 %**
Net financial income/(expense) from infrastructure projects	**(411)**	**(372)**	**10 %**
Financial income, other companies	169	216	(22)%
Financial expense, other companies	(95)	(105)	(10)%
Net financial income/(expense) from financing, other companies	**74**	**111**	**(33)%**
Net financial income/(expense) from derivatives and other fair value adjustments, other companies	574	11	5118 %
Other net financial income/(expense), other companies	37	66	(44)%
Other net financial income/(expense), other companies	**611**	**77**	**694 %**
Net financial income/(expense), other companies	**685**	**188**	**264 %**
Total net financial income/(expense)	**274**	**(184)**	**(249)%**

Regarding the 2024 financial result, it should be noted that the line item "Net financial income/(expense) from derivatives and other fair value adjustments, other companies" includes a positive effect of EUR 547 million related to the Heathrow Airports Holding (HAH) divestment (Note 1.1.5), as a consequence of the recognition of the remaining 5.25% stake in HAH as a financial asset at fair value through profit or loss. The fair value has been determined by referencing the selling price of the recently 19.75% stake divested in FGP Topco.

For 2023, as compared to 2022:

(Million euro)	2023	2022	Var. %
Financial income from infrastructure project financing	34	8	325 %
Financial expense from infrastructure project financing	(362)	(251)	44 %
Net financial income/(expense) from financing, infrastructure project companies	**(328)**	**(243)**	**35 %**
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	13	(105)	(112)%
Other net financial income/(expense), infrastructure project companies	(57)	(17)	235 %
Other net financial income/(expense), infrastructure project companies	**(44)**	**(122)**	**(64)%**
Net financial income/(expense) from infrastructure projects	**(372)**	**(365)**	**2 %**
Financial income, other companies	216	104	108 %
Financial expense, other companies	(105)	(103)	2 %
Net financial income/(expense) from financing, other companies	**111**	**1**	**11000 %**
Net financial income/(expense) from derivatives and other fair value adjustments, other companies	11	47	(77)%
Other net financial income/(expense), other companies	66	(3)	(2300)%
Other net financial income/(expense), other companies	**77**	**44**	**75 %**
Net financial income/(expense), other companies	**188**	**45**	**318 %**
Total net financial income/(expense)	**(184)**	**(320)**	**(43)%**

The following table provides a breakdown of financial expense from infrastructure project companies showing capitalized expenses relating to toll roads under construction:

Infrastructure project financing expenses from infrastructures (Million euro)	2024	2023	2022
Accrued financial expenses	(387)	(379)	(347)
Expenses capitalized during the construction period	5	17	96
Financial expenses in P&L	**(382)**	**(362)**	**(251)**

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_347

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

INTEGRATED ANNUAL REPORT 2024

2.6. SHARE OF PROFITS OF EQUITY-ACCOUNTED COMPANIES

The share of profits of equity-accounted companies in 2024 amounted to EUR 238 million (EUR 215 million in 2023 and EUR 165 million in 2022). Set out below is a breakdown of the most significant companies::

Profit/(loss) of equity-accounted companies (Million euro)	2024	2023	2022
407 ETR	188	154	124
JFK NTO	3	4	1
IRB	13	14	22
Serveo Group	3	11	6
Other	31	32	12
TOTAL	**238**	**215**	**165**

Note 3.5 provides further details of these companies' profits/(losses).

2.7.CORPORATE INCOME TAX EXPENSE AND DEFERRED TAXES

2.7.1 Breakdown of current and deferred tax expense and tax paid for 2024, 2023 and 2022

The breakdown of the income tax expense for 2024, 2023, and 2022, distinguishing between current tax, deferred tax, withholding on a foreign operation and changes in prior year tax estimates and other items, is as follows.

(Million euro)	2024 DEC	2023. DEC	2022. DEC
Tax expense for the year	**(145)**	**(42)**	**(30)**
Current tax expense	(107)	(146)	(64)
Deferred tax expense	(28)	65	42
Withholdings in a foreign operation	(36)	(73)	(51)
Change to the prior-year tax evaluation and other	26	112	43

2.7.2. Explanation of corporate income tax expense for the year and the applicable tax rate

In 2024, corporate tax expense was recognized in the amount of EUR -145 million (EUR -42 million in 2023 and EUR -30 million in 2022) as shown in the following tables:

(Million euro)	2024 DEC	2023.DEC	2022. DEC
Profit/(loss) before tax on continuing operations	**3,621**	**656**	**267**
Results of associates	(239)	(215)	(165)
Pass-through tax rules (US & Canada)	(147)	(93)	(71)
Divestments completed during the year (note 1.1.5)	(2,814)	–	–
Profit/(loss) before tax on continuing operations adjusted	**421**	**348**	**31**
Theoretical income tax expense (25.8%)	**(109)**	**(90)**	**(8)**
Recognition of previously unrecognized tax losses / Unrecognized tax losses of the year	(16)	17	(38)
Ruling related to Royal Decree-Law 3/2016 (Spain)	31	–	–
Witholding tax	(36)	(73)	(51)
Other adjustments	(15)	102	66
Income Tax expense	**(145)**	**(42)**	**(30)**
Effective tax rate (%)	**4.0 %**	**6.5 %**	**11.3 %**

For the analysis of the corporate income tax, we have to consider the following adjustments:

- Results of associates: the results of the equity method companies already include the tax effect, so they must be adjusted for the analysis.
- Pass-through tax rule: Primarily relates to profit/losses in concession project companies in the US and Canada, which are fully consolidated. However, the associated tax expense/credit is recognized based solely on Ferrovial's ownership interest, as these companies are taxed under pass-through tax rules, whereby the shareholders are the taxpayers according to their stake in the concession.
- Divestments completed during 2024 which are tax exempt under the application of the participation exemption (note 1.1.5.), highlighting the sale of 19.75% share capital of FGP Topco, the 5% stake in the Indian company IRB Infrastructure Developers, the sale of 24.78% stake in Grupo Serveo and the divestment of several road and parking concessions in Spain, Scotland, Ireland and Canada.

The main adjustments to the theoretical income tax expense for the year are as follows:

- Recognition of previously unrecognized net operating losses carryforwards, primarily in Spain and UK, and unrecognized tax losses generated in the 2024, primarily in The Netherlands, Slovakia, Colombia and Poland.
- The "Ruling related to Royal Decree-Law 3/2016", includes a positive impact of EUR 31 million in favor of Ferrovial. As reported in the December 2023 Consolidated Financial Statements, on January 18, 2024, the Spanish Constitutional Court officially announced its ruling related to this matter, resolving that the use of the RDL was not suitable for amending the essential elements of Corporate Income Tax (CIT) Law, therefore this practice infringed constitutional requirements.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_348

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

- Withholding taxes (EUR -36 million), which mainly correspond to the withholding tax paid in India due to the sale of the 5% stake in the company IRB Infrastructure Developers (IRB) for EUR 16 million, and the withholding related to dividends received from Canada (EUR 16 million)..
- Other adjustments, which primarily correspond to the following
  - Tax-losses carryforward recoverability analysis in Spain and Turkey, where a model was designed based on the Group companies' latest available earnings projections for each jurisdiction, and which implied the recognition of EUR -22 million provision in Spain, and a positive impact for the recognition of EUR 31 million of deferred tax assets in Turkey.
  - Tax-losses carryforward recoverability analysis related to The Netherlands and US tax groups, where in accordance with IAS 12, an amount of tax credits was recognized equal to the excess of liability temporary differences over asset temporary differences, which implied the recognition of EUR 10 million of deferred tax assets in The Netherlands, and a provision of EUR -8 million in US.
  - Effect of different tax rates of subsidiaries operating in other jurisdictions, highlighting Poland (EUR 13 million).
  - Non tax deductible financial expenses, primarily in The Netherlands (EUR -14 million).
  - Prior year tax effects mainly related to 2023 true-up recognition in US (EUR -9 million) and in The Netherlands (EUR -7 million)
  - 2023 Deduction impact for export activities litigation. On September 12, 2023, the Spanish Supreme Court ruled in favor of Ferrovial regarding the assessment issued by the Spanish tax authorities for 2006 Corporate Income Tax. The dispute related to the application of a tax deduction for export activities connected to the investment made to acquire the ownership interest in the former BAA (now Heathrow Airport Holding Limited). The estimated amount claimed from Ferrovial by the Spanish tax authorities at December 2022 including interest, was EUR 119 million (EUR 73 million effect on corporate income tax and EUR 46 million on financial results, recorded in the line item "Profit/(loss) on derivatives and other net financial income/(expense)").

2.7.3. Movements in deferred tax assets and liabilities

Set out below is a breakdown of movements in deferred tax assets and liabilities for 2024-2022 period:

ASSETS

(Million euro)	2023	Prior years, transfers and other	Charged/credited to income statement	Charged/credited to equity	Foreign exchange effect	2024
Tax credits	503	-40	48	0	26	537
Differences between tax and accounting criteria	422	-93	38	3	7	377
Equity measurement adjustments	48	2	4	143	0	197
Other items	33	0	15	0	1	48
TOTAL	**1,006**	**-131**	**105**	**145**	**34**	**1,159**

LIABILITIES

(Million euro)	2023	Prior years, transfers and other	Charged/credited to income statement	Charged/credited to equity	Foreign exchange effect	2024
Deferred taxes on goodwill	22	-1	1	0	0	22
Deferred fair value adjustments to acquisitions	308	-17	-7	0	17	301
Differences between tax and accounting criteria	561	-169	119	2	35	548
Equity measurement adjustments	69	1	5	156	2	234
Other items	126	-9	15	0	2	134
TOTAL	**1,086**	**-194**	**133**	**158**	**57**	**1,239**

ASSETS

(Million euro)	2022	Prior years, transfers and other	Charged/credited to income statement	Charged/credited to equity	Foreign exchange effect	2023
Tax credits	370	26	119	0	-13	503
Differences between tax and accounting criteria	274	46	87	4	11	422
Equity measurement adjustments	86	-1	11	-47	0	48
Other items	55	9	-31	1	0	33
TOTAL	**784**	**80**	**186**	**-42**	**-2**	**1,006**

LIABILITIES

(Million euro)	2022	Prior years, transfers and other	Charged/credited to income statement	Charged/credited to equity	Foreign exchange effect	2023
Deferred taxes on goodwill	21	0	1	0	0	22
Deferred fair value adjustments to acquisitions	315	13	-12	0	-8	308
Differences between tax and accounting criteria	378	65	131	0	-13	561
Equity measurement adjustments	64	2	1	3	-1	69
Other items	145	-22	0	0	2	126
TOTAL	**924**	**58**	**121**	**3**	**-20**	**1,086**

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_349

SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

INTEGRATED ANNUAL REPORT 2024

Deferred tax assets

a) Tax credits

This item relates to tax credits that have not yet been used by the Group companies.

It does not include all the tax credits available, only those that the Group expects to be able to use in the short or medium term, based on a 10 year-period financial projections performed. The total balance recognized amounts to EUR 537 million, of which EUR 517 million relates to tax credits for tax-loss carryforwards and EUR 20 million to other tax credits.

Set out below is a breakdown of tax-loss carryforwards pending offset, and showing the maximum tax credit and the tax credit recognized:

2024

(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
US tax consolidated group	2,138	No expiry date	493	443
Spanish tax consolidated group	303	No expiry date	76	23
Netherlands tax consolidated group	288	No expiry date	74	10
UK	218	No expiry date	55	–
Turkey	107	2025-2029	27	–
Australia	30	No expiry date	9	–
Canada	28	2035-2045	7	–
Other	579	2024-No expiry date	146	41
Total	**3,691**		**887**	**517**

2023

(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
US tax consolidated group	1,790	No expiry date	409	376
Spanish tax consolidated group	585	No expiry date	146	36
Netherlands tax consolidated group	227	No expiry date	59	–
UK	201	No expiry date	50	5
Canada	106	2024-2044	28	20
Turkey	81	2024-2028	20	–
Other	559	2024 - No expiry date	141	36
Total	**3,549**		**853**	**473**

Spanish and US tax-consolidated groups:

For the purpose of assessing the 2024 tax-losses carryforward recoverability in Spain, a model was designed based on the Group companies' latest available earnings projections, which implied the recognition a provision of EUR 12 million of net operating losses and EUR 10 million of tax credits, bringing the total operating losses to EUR 23 million and EUR 17 million of tax credits as of December 31, 2024.

Regarding US tax group, and in accordance with IAS 12, an amount of tax credits was recognized equal to the excess of liability temporary differences over asset temporary differences, amounting of EUR 8 million of recognition of provision (EUR 26 million of reversal of provision in 2023).

b) Assets arising from temporary differences between accounting and tax criteria

This item reflects the tax effects arising from the different timing of the recognition of certain expenses and income for accounting and tax purposes.

The recognition of an asset means that certain expenses have been recognized for accounting purposes before they may be recognized for tax purposes and therefore the company will recover the income or expense for tax purposes in future years.

The main deferred tax assets are set out below:

- Provisions recognized in the financial statements that do not have tax effects until they are applied (EUR 198 million) (EUR 195 million in 2023).
- Deferred tax assets of EUR 238 million due to differences between the tax and accounting approach to revenue recognition, mainly in the Construction Division (EUR 216 million in 2023).
- Difference between the tax and accounting depreciation/amortization (EUR 16 million; EUR 7 million in 2023).

c) Deferred taxes arising from measurement adjustments recognized in reserves.

The deferred asset balance relates to losses accumulated in reserves that will have a tax effect when they are transferred to the income statement. They mostly relate to deferred tax assets arising from financial derivatives, which amount to EUR 198 million (EUR 48 million in 2023).

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_350

Deferred tax liabilities a) Deferred taxes relating to goodwill These relate to deferred tax liabilities relating to the tax credit for goodwill amounting to EUR 18 million, which mainly include those related to the amortization of Webber, LLC goodwill. (EUR 21 million in 2023). b) Deferred taxes due to the fair value adjustment to acquisitions I-66 Mobility Partners This reflects deferred tax liabilities due to differences between tax and accounting values: • EUR 270 million at December 31, 2024, recognized due to the difference between tax and accounting values following the acquisition of an additional stake in the I-66 toll road assets on December 17, 2021 (EUR 257 million at December 31, 2023). EUR 36 million recognized as a result of measuring the concession debt at fair value on December 31, 2024 (EUR 35 million at December 31, 2023). These amounts were recognized in 2021 with a balancing item in goodwill in the same amount, in accordance with IAS 12, paragraph 66. Dalaman EUR 31 million recognized as a result of the acquisition of the 60% interest held by the Group in the company, as deferred tax (see Note 1.1.4) in 2024 (EUR 51 million at December 31, 2023). According to paragraphs 19 and 20 of IAS 12, if in a business combination a balance sheet item is measured at fair value but its tax value does not change, a deferred tax asset or liability must be recognized. c) Liabilities arising from temporary differences between accounting and tax criteria A liability represents an expense that is recognized for tax purposes before it may be recognized for accounting purposes, or income recognized in the financial statements before it is declared in the tax return. Deferred tax liabilities relate essentially to: • Deferred tax liabilities for differences between tax and accounting amortization (EUR 322 million). (EUR 242 million in 2023). • Deferred tax liabilities of EUR 234 million arising as a result of differences between the tax and accounting methods used to recognize revenue under IFRIC 12, mainly in the Toll Roads Division. (EUR 201 million in 2023). d) Deferred taxes arising from equity measurement adjustments. The deferred liability balance reflects profits not yet recognized for tax purposes. They relate mostly to deferred tax liabilities arising from financial derivatives, which amount to EUR 234 million. (EUR 69 million in 2023). e) Deferred tax liabilities relating to dividends pending payment by investees The Group recognizes EUR 11 million in deferred tax liabilities in relation to withholding tax on the repatriation of future dividends from Canada, as shown on the “Other items” line in the above table (EUR 72 million in 2023). 2.7.4. International Tax Reform - Pillar Two The Pillar Two regulation provides for an international framework of rules aimed at ensuring that the worldwide profits of multinational groups are subject to tax at a rate not lower than 15% in every jurisdiction in which the groups operate. The rules have been firstly designed by the Inclusive Framework of the OECD and then implemented in the European Union through the EU Council Directive 2022/2523 of 14 December 2022. In The Netherlands, the Minimum Tax Act 2024, based on the EU Directive, is applicable for reporting years starting on or after 31 December 2023. In a nutshell, the Pillar Two rules provide that, if in certain jurisdictions where Ferrovial operates the effective tax rate (given by the ratio between adjusted accounting results and adjusted corporate income taxes paid in that jurisdiction) falls below 15%, then Ferrovial would be required to pay an additional tax (so-called top-up tax) to reach the 15% tax rate threshold. The relevant set of rules also provides for a transition period in which the in-scope multinational groups may avoid undergoing the complex effective tax rate calculation required by the new piece of legislation. In particular, the Pillar Two legislation provides for a transitional safe harbor (“TSH”) that applies for the first three fiscal years following the entry into force of the relevant regulation; the TSH relies on simplified calculations (mainly based on data extracted from the Country-by-Country Reporting) and three kinds of alternative tests, relying on pre-tax income and profits, effective tax rate and routine profits generated in each jurisdiction. Where at least one of the TSH tests is met for a jurisdiction in which Ferrovial operates, the top-up tax due for such jurisdiction will be deemed to be zero. Ferrovial has estimated its potential exposure to Pillar Two top-up taxes for fiscal year 2024, based on the financial statements at fiscal year-end and taking into consideration the TSH described above. Based on the estimate performed, four jurisdictions would not benefit from the TSH, namely Canada, The Netherlands, Spain and United States. With respect to these jurisdictions, Ferrovial has prepared an estimate on the potential top-up tax exposure based on the full Pillar Two regime and the conclusion is that no top-up tax would arise in any of them. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_351

According to the estimate, the effective tax rate in Canada for Pillar Two purposes exceeds the minimum rate of 15% once the dividends excluded under the full regime have been negatively adjusted to the accounting result. The Netherlands shows a loss once the excluded dividends and excluded equity gains have been adjusted. Finally, the income for Pillar Two purposes in Spain and United States, after adjusting excluded dividends, equity gains and reversals of impairment of ownership interests, is below the substance-based income exclusion amount. Therefore, no top-up tax would arise in any of the jurisdictions where Ferrovial operates. The mentioned estimates are based on a complex regulatory framework and not all relevant data needed to perform the full Pillar Two calculation was available. However, we do not expect the final calculations to deviate significantly. Finally, starting from 2024, each legal entity of Ferrovial applies the mandatory exception to the recognition and disclosure of deferred tax assets and liabilities relating to Pillar Two income taxes referred to in paragraph 4A of the IAS12. 2.7.5. Years open to tax inspection In accordance with tax legislation in force, taxes may not be finally settled until the filed returns have been audited by the tax authorities, or until the legally stipulated statute of limitation period has elapsed. The following inspections are currently in progress, in the jurisdictions indicated: Spain: In June 2023 the Spanish Tax Authorities notified the start of a general tax audit for Ferrovial S.E. (successor Company of Ferrovial S.A) and its subsidiaries, including Corporate Income Taxes (CIT) FY 2017-2020, Withholding Taxes FY 2019-2020, and VAT FY 2019-2020. Documentation required is currently being submitted, pending final position adopted by the Tax Authorities. Canada: The Canadian tax authorities (CRA) initiated in 2019 a tax audit related to CIT of Cintra 4352238 Investments Inc and Cintra 11200232 Investments Inc for FY 2013 to 2019. The CRA challenged tax deductibility of intragroup charges made by Cintra Servicios de Infraestructuras, S.A. during 2013 to 2016 for the provision of financial services, reclassifying the transaction as dividend for fiscal years 2013 to 2016. The regularization pending of payment for financial services is estimated at EUR 2.2 million (CAD 3.3 million), including the non-deductible expense, withholding tax per Double Taxation Treaty, interest and penalties. The claim in the Canadian courts is held in abeyance until Mutual Agreement Procedure (MAP) initiated is ruled. Chile: The start of a tax audit for Berliam SpA has been notified in May 2024, for CIT related to FY2019-2023. Additionally, a Transfer Pricing review for Ferrovial Power Infrastructure Chile SpA has been notified in November 2024 related to FY2021. The required documentation is currently being submitted for both processes, pending positioning adopted by the Tax Authorities. Saudi Arabia: The start of a tax audit for Ferrovial Agroman LLC. has been notified in March 2023, for Non-Resident Income Tax related to FY2020. The required documentation is currently being submitted, pending positioning adopted by the Tax Authorities. India: The start of a tax audit for CIINFRA India Private Limited has been notified by local Tax Authorities, related to CIT for FY2022-2023. The required documentation is currently being submitted pending positioning adopted by the Tax Authorities. The companies are subject to a statute of limitations between three and five years in most of the countries in which the Group carry out operations. In view of the potential different interpretations of tax regulations, any audit that may be undertaken in the future by the tax authorities for the years open to review could give rise to tax liabilities the amount of which cannot currently be objectively quantified. Nonetheless, the likelihood that significant liabilities in addition to those recognized in the Financial Accounts could have a material impact on the Ferrovial Group’s equity is considered as remote. NOTES ON PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS 2.8.PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS Profit from discontinued operations for 2024, 2023 and 2022 amounted to EUR 14 million, EUR 16 million and EUR 64 million, respectively, relating to the Services Division. Services Division As also explained in Note 1.1.4, the Services Division divestment process was completed in 2022. During 2024 and 2023, profit from discontinued operations amounted to EUR 14 million and EUR 16 million respectively and relates mainly to the update of the indemnities and earn-outs following the divestment of the Services Business in Spain and Portugal and other adjustments related to the Amey business divestment in the UK. The main impact recognized in discontinued operations in 2022 relates to the divestment of the Amey business in the UK, completed in December 2022, generating a capital gain of EUR 58 million, including the transfer to the income statement of currency translation differences accumulated in equity (EUR -156 million) and interest rate hedging derivatives (EUR -15 million) (see Note 5.1.1). SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_352

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

For a better understanding of the results of the Services business and the way in which they have been included in the Group's consolidated results, the accompanying table provides a breakdown by line of profit/(loss) from these discontinued operations in 2024, 2023 and 2022.

(Million euro)	2024	2023	2022
Revenue	–	–	2
Operating profit/(loss)	**14**	**28**	**9**
Net financial income/(expense)	–	(15)	(1)
Share of profits of equity-accounted companies	–	–	5
Consolidated profit/(loss) before tax	**14**	**13**	**13**
Corporate income tax	–	3	(10)
Profit/(loss) after tax	**14**	**16**	**3**
Profit/(loss) for the year attributed to non- controlling interests	–	–	–
Profit/(loss) for the year attributed to the parent company	**14**	**16**	**3**
Adjustments to discontinued operations	–	–	61
Profit/(loss) from discontinued operations	**14**	**16**	**64**

NOTES ON PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS, NET PROFIT/(LOSS) AND EARNINGS PER SHARE

2.9. PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS

In 2024, 2023 and 2022 profit/(loss) attributed to non-controlling interests amounted to EUR -251 million, EUR -170 million and EUR -117 million, respectively.

These figures relate to the profits obtained by Group companies attributable to the company's other shareholders. The positive figures relate to loss-making companies and the negative figures relate to profit-making companies.

(Million euro)	2024	2023	2022	NON-GROUP
Budimex Group	(77)	(83)	(60)	49.86 %
Autop.Terrasa Manresa, S.A.	(8)	(8)	19	23.72 %
LBJ Infraestructure Group	(28)	(20)	(9)	45.40 %
NTE Mobility Partners	(59)	(60)	(47)	37.03 %
NTE Mobility Partners Segments 3 LLC	(60)	(41)	(33)	46.33 %
FAM Construction LLC	9	34	26	30.00 %
D4R7 Construction S.R.O.	3	(1)	2	35.00 %
I-77 Mobility Partners	(9)	(12)	(6)	27.77 %
I-66 Mobility Partners	3	16	10	44.30 %
Yda Havalimani Yatrim Ve (Dalaman)	(24)	7	(8)	40.00 %
Webber United LLC	–	1	–	40.00 %
Other companies	(2)	(3)	(11)	– %
TOTAL	**(251)**	**(170)**	**(117)**	– %

2.10 NET PROFIT/(LOSS) AND EARNINGS PER SHARE

The calculation of earnings per share attributed to the parent company for 2024, 2023 and 2022 is as follows:

(Million euro, except otherwise indicated)	2024	2023	2022
Net profit/(loss) attributable to ordinary equity holders of the parent:			
Continuing operations	3,225	444	121
Discontinued operations	14	16	64
Net cost of subordinated perpetual bond	–	(5)	(8)
Profit/(loss) attributable to ordinary equity holders of the parent for basic earnings	**3,239**	**455**	**177**
Effects of dilution	–	–	–
Profit/(loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	**3,239**	**455**	**177**
Weighted average number of ordinary shares for basic EPS (*) (thousands of shares)	**724,191**	**728,255**	**723,477**
Effects of dilution	–	–	–
Weighted average number of ordinary shares adjusted for the effect of dilution (thousands of shares)	**724,191**	**728,255**	**723,477**
Profit/(loss) attributable to ordinary equity holders of the parent from discontinued operations for the basic EPS calculations	**14**	**16**	**64**
Effects of dilution	–	–	–
Profit/(loss) attributable to ordinary equity holders of the parent from discontinued operations for the diluted EPS calculations	**14**	**16**	**64**

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_353

(*) The weighted average number of ordinary shares takes into account the weighted effect of changes in treasury shares during the year. Basic earnings per share have been calculated by dividing profit for the year attributed to the parent company's shareholders, adjusted for the net coupon for the year on the subordinated perpetual bonds issued by the Group and taken directly to equity (Note 5.1.2), by the weighted average number of ordinary shares outstanding, excluding the average number of treasury shares held during the year. As regards diluted earnings per share, it should be noted that the Group did not have any dilutive potential ordinary shares, since no convertible debt instruments were issued and the share-based remuneration schemes will not give rise to any share capital increases in the Group. Consequently, no dilutive impact is envisaged when employee rights under the plans are exercised. Hence there is no difference between basic and diluted earnings per share, as shown in the following table: 2024 2023 2022 Net earnings per share attributed to the parent company (in euros) Diluted 4.47 0.62 0.24 Basic 4.47 0.62 0.24 Net earnings per share attributed to the parent company, discontinued operations (in euros) Diluted 0.02 0.02 0.09 Basic 0.02 0.02 0.09 Profit/(loss) per business segment is shown in Note 1.5 for 2024, 2023 and 2022. SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_354

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

SECTION 3: NON-CURRENT ASSETS AT DECEMBER 31, 2024 AND 2023

This section includes the notes on non-current assets in the balance sheet, excluding deferred tax assets (Section 2) and financial derivatives (Section 5).

The main components of Ferrovial's non-current assets at December 2024 are "Fixed assets in infrastructure projects" (Note 3.3), amounting to EUR 14,147 million (EUR 13,495 million in 2023), "Investments in Associates" (Note 3.5) totaling EUR 3,023 million (EUR 2,038 million in 2023) relating mainly to the investments in 407 ETR, IRB, Private InvIT and JFK NTO, and "Goodwill on consolidation" (Note 3.1) reaching EUR 500 million (EUR 475 million in 2023).

Investments in infrastructure projects

INVESTMENTS IN INFRASTRUCTURE PROJECTS (Million euro)	2024	2023
Opening balance at 01.01	**13,495**	**13,667**
Additions	87	695
Depreciation	(235)	(235)
Disposals	(14)	(4)
Exchange rate effect	814	(374)
Changes in the scope of consolidation and others	–	(254)
Closing balance at 12.31	**14,147**	**13,495**

The variation under this heading during 2024 reached EUR 652 million, mainly due to the EUR/US dollar foreign exchange rate effect and the accumulated depreciation . The additions primarily pertain to the ultimate capacity works in North Tarrant Express.

During 2023, the variation was EUR -172 million mainly due to the scope changes following the sale of Euroscut Azores in Portugal for EUR -254 million in May 2023 and the EUR/US dollar foreign exchange rate negative effect (EUR -374 million). The additions pertained primarily to the investments in I-66 and North Tarrant Express Extension.

Investments in Associates

INVESTMENTS IN ASSOCIATES (Million euro)	2024	2023
Opening balance at 01.01	**2,038**	**1,951**
Share of profit	238	215
Exchange rate effect	60	(33)
Dividends	(357)	(321)
Capital contributions and new investments	1,192	214
Other movements	(148)	12
Closing balance at 12.31	**3,023**	**2,038**

During 2024, investments in associates heading increased by EUR 985 million on the back of the capital contributions in JFK NTO Airport (EUR 469 million), the acquisition of 23.99% of IRB Private InvIT (EUR 710 million) described in Note 1.1.5, and the share of these companies' profits (EUR 238 million), particularly the 407 ETR's results (EUR 188 million). Also worth mentioning is the effect on other movements of the 5% stake divestment in IRB Infrastructure Developers (EUR -77 million), the availability concession assets sold to Interogo Holding in October 2024 (EUR -70 million), and the sale of 24.78% stake in Grupo Serveo (EUR -21 million), partially offset by the derivatives impact (EUR 20).

During 2023, this caption increased by EUR 87 million due to the capital contributions to JFK NTO Airport (EUR 214 million), and the share of these companies' profits (EUR 215 million), relating primarily to 407 ETR (EUR 154 million), which was partially offset by dividend distributions during the year, particularly by 407 ETR.

Goodwill

The company recognizes goodwill for the consideration transferred in excess of the fair value of the net assets acquired in the context of business combinations, such as those that involve infrastructure projects.

Regarding the changes in Goodwill, in 2024 there was an increase of EUR 25 million, primarily due to the exchange rate, and in 2023, there was a decrease of EUR -5 million, also as a result of exchange fluctuations.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_355

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2024

3.1. GOODWILL AND ACQUISITIONS

Movements in goodwill during 2024 and 2023 are set out below:

(Million euro)	BALANCE AT 12.31. 2023	Changes in consolidation scope	Exchange rate and others	BALANCE AT 31.12. 2024
Construction	**135**	**-**	**5**	**140**
Budimex	70	-	1	71
Webber	65	-	4	69
Toll Roads	**259**	**-**	**17**	**276**
I-66 Express Mobility Partners Hold. LLC	259	-	17	276
Airports	**27**	**-**	**-**	**27**
Dalaman	27	-	-	27
Energy	**43**	**-**	**3**	**46**
Power Transmission Serv. Chile	43	-	3	46
Other	**10**	**-**	**(1)**	**10**
Mining Services Chile	10	-	(1)	10
TOTAL	**475**	**-**	**25**	**500**

(Million euro)	BALANCE AT 12.31. 2022	Changes in consolidation scope and other	Exchange rate	BALANCE AT 12.31. 2023
Construction	**132**	**-**	**3**	**135**
Budimex	65	-	5	70
Webber	67	-	(2)	65
Toll Roads	**265**	**-**	**(6)**	**259**
I-66 Express Mobility Partners Hold. LLC	265	-	(6)	259
Airports	**27**	**-**	**-**	**27**
Dalaman	27	-	-	27
Energy	**45**	**-**	**(1)**	**43**
Power Transmission Serv. Chile	45	-	(1)	43
Other	**11**	**-**	**(1)**	**10**
Mining Services Chile	11	-	(1)	10
TOTAL	**479**	**-**	**(5)**	**475**

Impairment test

The Group assesses at least twice a year (in June and December) whether there is any indicator that an asset may be impaired and, if so, performs an impairment test in accordance with the applicable accounting standards IAS 36 "Impairment of assets" and IAS 38 "Intangible assets". In addition, the Group also systematically tests its cash-generating units that include goodwill for impairment (in December).

Goodwill recovery is analyzed at the level of each cash generating unit. The projections used in the impairment tests are consistent with the latest business projections presented to the Board and it was concluded that there is no impairment as of December 31, 2024. The impairment test is a process that compares the recoverable amount of the cash generating unit with its carrying amount, including goodwill. In 2024 and 2023 we did not recognize any impairment loss for goodwill. In the explanatory notes we disclose the recoverable amounts and the carrying amounts of the investments for those entities to which goodwill have been tested.

Where a change in a key assumption is deemed to be reasonably possible, the Group will carry out a sensitivity analysis to determine whether additional risk could arise. Additionally, the Group has carried out a sensitivity analysis applying +100bps to the discount rate on each cash generated unit subject to impairment test, presenting headroom against each carrying amount.

A. Construction Division goodwill (Webber and Budimex):

In the case of Webber, in 2024 the goodwill impairment test, based on a 5-year projection, reflects a headroom of 245% with respect to its carrying amount of EUR 395 million (174% and EUR 362 million at December 31, 2023). The cash flows have been discounted at a rate of 8.6% (9.9% before taxes), calculated using the CAPM based on current market input and in line with the method used in prior years.

As Budimex is listed on the Warsaw Stock Exchange and has a free float, we consider the share price to be representative of its value. Therefore, the goodwill was tested for impairment by ascertaining whether Budimex's closing market price at December 31, 2024 was higher than its carrying amount. Budimex's share price at December 31, 2024 was 891% higher than its carrying amount of EUR 141 million (1,086% and EUR 156 million at December 31, 2023), so there are no indications of impairment.

B. Toll Roads Division goodwill (I-66):

The I-66 toll road goodwill arose following the acquisition of an additional 5.704% of the concession operator I-66 Express Mobility Partners Hold. LLC in December 2021.The toll road became operational in the last quarter of 2022.

The impairment test considers the whole concession term. As pointed out in Note 1.3.4, traffic estimates are based on internal projections and research (e.g. impact of e-commerce in traffic of heavy vehicles or working from home habits in the use of private vehicles); tariffs used are in line with traffic estimates and contract clauses. The 2024 impairment test reflected a headroom of 13% with respect to the carrying amount of EUR 2,281 million (20% and EUR 1,971 million at December 31, 2023). The cash flows have been discounted at a rate of 8.5% (9.5% before taxes).

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_356

A sensitivity analysis based on the assumption of a 5% decline in the toll revenue curve from 2026 onwards shows no risk of impairment. C. Energy goodwill (Power Transmission Services): The impairment test of the goodwill uses long-term projections that go beyond one year after the first 20 years of the regulated period, when the concessionaire is remunerated based on the replacement cost of the infrastructure. The result of the impairment test reflects a headroom of 57% with respect to the carrying amount of EUR 38 million at December 31, 2024 (EUR 34 million and 79% in 2023). The cash flows have been discounted at a rate of 9.9% (10.1% before taxes) in 2024. D. Airports Goodwill (Dalaman): The 2024 impairment test reflected a headroom of 24% in relation to the carrying amount which was EUR 180 million at December 31, 2024 (26% and EUR 146 million at December 31, 2023). The cash flows have been discounted at a rate of 10.2% (12.7% before taxes). E.Other businesses goodwill (Mining Services Chile): Goodwill was also recognized in Mining Services Chile, which is engaged mainly in providing mining industry operation and maintenance services. The impairment test, based on a 5-year projection, identified a headroom of 141% in relation to the carrying amount, which was EUR 29 million at December 31, 2024 (12% and EUR 16 million at December 31, 2023). The cash flows have been discounted at a rate (WACC) of 14.7% (18.6% before taxes). 3.2. INTANGIBLE ASSETS At 2024 year-end, the balance of intangible assets, excluding infrastructure project companies, amounted to EUR 128 million (EUR 122 million in 2023). This heading mainly includes: • “Concession rights”, reflecting rights to operate the concessions that are not classified as Projects (see definition in Note 1.1.2). At December 31, 2024, the carrying amount of EUR 4 million (EUR 3 million at December 31, 2023) relates primarily to the UK Waste Treatment activity. • “Computer software” with a net value of EUR 30 million (EUR 28 million at December 31, 2023). • “Other intangible assets”, different from IFRIC 12 intangible rights, amounting to EUR 95 million (EUR 90 million at December 31, 2023), relate essentially to the Budimex services business included in the Construction Division (EUR 22 million), the easements (rights to use the land) of the Chilean power transmission lines amounting to EUR 47 million (EUR 44 million at December 31, 2023), and the EUR 14 million of the acquisition of the solar SPV project in Leon County, Texas. • No significant fully-depreciated assets were written off during 2024 and 2023. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_357

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2024

3.3. INVESTMENTS IN INFRASTRUCTURE PROJECTS

3.3.1. Intangible asset model

(Million euro)	BALANCE AT 01/01/2024	TOTAL ADDITIONS	FOREIGN EXCHANGE EFFECT	BALANCE AT 12/31/2024
Spanish toll roads	721	3	–	724
US toll roads	12,823	76	858	13,757
Other toll roads	4	–	–	4
Toll road investment	**13,549**	**79**	**858**	**14,485**
Accumulated depreciation	(834)	(209)	(46)	(1,089)
Net investment in toll roads	**12,715**	**(130)**	**812**	**13,396**
Investment in other infrastructure projects	650	–	–	650
Depreciation of other infrastructure projects	(34)	(24)	–	(58)
Total net investment in other infrastructure projects	**616**	**(24)**	**–**	**592**
TOTAL INVESTMENT	**14,199**	**79**	**858**	**15,135**
TOTAL DEPRECIATION AND PROVISION	**(867)**	**(233)**	**(46)**	**(1,146)**
TOTAL NET INVESTMENT	**13,333**	**(154)**	**812**	**13,989**

(Million euro)	BALANCE AT 01/01/2023	TOTAL ADDITIONS	TOTAL DISPOSALS	FOREIGN EXCHANGE EFFECT	CONSOLIDATION SCOPE CHANGES AND TRANSFERS	BALANCE AT 12/31/2023
Spanish toll roads	714	7	-	-	-	721
US toll roads	12,547	670	(1)	(393)	-	12,823
Other toll roads	391	-	-	-	(387)	4
Toll road investment	**13,653**	**677**	**(1)**	**(393)**	**(387)**	**13,549**
Accumulated depreciation/amortization	(781)	(201)	-	16	132	(834)
Net investment in toll roads	**12,872**	**476**	**(1)**	**(377)**	**(255)**	**12,715**
Investment in other infrastructure projects	632	18	-	-	-	650
Depreciation/amortization of other infrastructure projects	-	(34)	-	-	-	(34)
Total net investment in other infrastructure projects	**632**	**(16)**	**-**	**-**	**-**	**616**
TOTAL INVESTMENT	**14,285**	**695**	**(1)**	**(393)**	**(387)**	**14,199**
TOTAL DEPRECIATION/AMORTIZATION AND PROVISION	**(781)**	**(235)**	**-**	**17**	**132**	**(867)**
TOTAL NET INVESTMENT	**13,504**	**460**	**(1)**	**(376)**	**(255)**	**13,333**

The most significant changes in 2024 and 2023 were as follows:

- Toll road additions amounted to a gross EUR 79 million in 2024, mainly related to the North Tarrant Express Extension. These additions reached EUR 677 million in 2023, highlighting the I-66 Express Mobility Partners LLC (EUR 489 million) and the North Tarrant Express Extension (EUR 178 million).
- Exchange rate fluctuations resulted in a total change of EUR 812 million in 2024 (EUR -376 million in 2023), fully attributed to the appreciation of the US dollar against the euro on the US toll roads (Note 1.4).
- At December 31, 2024 there were no impact on "consolidation scope changes and transfers", whereas at December 31, 2023, the effect related to the Euroscut Azores toll road divestment (EUR -255 million).

The caption of US toll roads includes the intangible asset related to I-66 Express Mobility Partners, among others, amounting to EUR 6,190 million (EUR 5,925 million in 2023). Investments in other infrastructure projects include the intangible asset of Dalaman airport, amounting to EUR 592 million (EUR 617 million in 2023).

All the concession assets of infrastructure project companies are pledged to secure borrowings (Note 5.2). The capitalization of borrowing costs eligible for capitalization in 2024 and 2023 are described in Note 1.3.3.2 and Note 2.5.

3.3.2. Financial assets from financial asset model concessions

They mainly relate to long-term receivables (more than twelve months) from public administrations in return for services rendered or investments made under concession arrangements, as a result of applying IFRIC 12 financial asset model. Movements during 2024 and 2023 are set out below:

(Million euro)	INFRASTRUCTURE PROJECT RECEIVABLES 2024	INFRASTRUCTURE PROJECT RECEIVABLES 2023
OPENING BALANCE	**162**	**163**
Additions	6	9
Disposals	(14)	(12)
Foreign exchange effect	3	2
YEAR-END BALANCE	**158**	**162**

Note: Balances net of provisions

The following tables show financial assets by concession operator for 2024 and 2023:

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_358

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

	BALANCES AT 12/31/2024		
CONCESSION OPERATOR (Million euro)	**LONG-TERM RECEIVABLES**	**SHORT-TERM RECEIVABLES**	**TOTAL**
Concesionaria de Prisiones Lledoners	49	3	52
Depusa Aragón	21	1	22
Budimex Parking Wrocław	11	–	11
CONSTRUCTION	**81**	**4**	**85**
UK Waste Treatment (Thalia)	77	–	77
UK WASTE TREATMENT	**77**	**–**	**77**
GROUP TOTAL	**158**	**4**	**162**

	BALANCES AT 12/31/2023		
CONCESSION OPERATOR (Million euro)	**LONG-TERM RECEIVABLES**	**SHORT-TERM RECEIVABLES**	**TOTAL**
Concesionaria de Prisiones Lledoners	52	3	55
Depusa Aragón	22	1	23
Budimex Parking Wrocław	11	–	11
CONSTRUCTION	**85**	**4**	**89**
UK Waste Treatment (Thalia)	77	–	77
UK WASTE TREATMENT	**77**	**–**	**77**
GROUP TOTAL	**162**	**4**	**166**

3.3.3 Cash flow effect

The cash flow effect of project additions primarily accounted for using the intangible asset model amounted to EUR -132 million in 2024 (EUR -248 million in 2023), which differed from the additions recognized in the balance sheet for the following main reasons:

- For projects in which the intangible asset model is applied, due to differences between the accrual basis and cash basis of accounting, as well as capitalized financial costs attributable to projects under construction, which do not give rise to cash outflows.
- For projects in which the financial asset model is applied, due to increases in receivables as a balancing entry for revenue from services rendered, which also do not give rise to cash inflows.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_359

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2024

3.4. PROPERTY, PLANT AND EQUIPMENT

Movements under property, plant and equipment in the consolidated statement of financial position for 2024 and 2023 are set out below:

Movements during 2024 (million euro)	Land and buildings	Plant and machinery	Fixtures, fittings, tooling and furniture	Total
Investment: Balance at 01.01.2024	**106**	**523**	**495**	**1,124**
Additions	75	80	163	318
Disposals	(3)	(49)	(25)	(77)
Scope changes and transfers	5	185	(207)	(17)
Foreign exchange effect	3	16	10	29
Balances at 12.31.2024	**186**	**755**	**436**	**1,377**
Accumulated depreciation and impairment losses at 01.01.2024	**(35)**	**(323)**	**(172)**	**(530)**
Depreciation charge	(6)	(104)	(27)	(137)
Disposals	2	66	12	80
Scope changes and transfers	(2)	(2)	(6)	(10)
Foreign exchange effect	(1)	(4)	(3)	(8)
Balances at 12.31.2024	**(42)**	**(367)**	**(196)**	**(605)**
Carrying amount at 12.31.2024	**144**	**388**	**240**	**772**

Movements during 2023 (Million euro)	Land and buildings	Plant and machinery	Fixtures, fittings, tooling and furniture	Total
Investment: Balance at 01.01.2023	**94**	**480**	**395**	**969**
Additions	4	69	142	215
Disposals	(2)	(34)	(27)	(63)
Scope changes and transfers	8	3	(11)	-
Foreign exchange effect	2	5	(4)	3
Balances at 12.31.2023	**106**	**523**	**495**	**1,124**
Accumulated depreciation and impairment losses at 01.01.2023	**(29)**	**(297)**	**(164)**	**(490)**
Depreciation charge	(6)	(48)	(19)	(73)
Disposals	-	18	14	32
Scope changes and transfers	1	7	(5)	3
Foreign exchange effect	(1)	(3)	1	(3)
Impairment of property, plant and equipment	-	-	1	1
Balances at 12.31.2023	**(35)**	**(323)**	**(172)**	**(530)**
Carrying amount at 12.31.2023	**71**	**200**	**323**	**594**

Significant changes in 2024 and 2023 by business division were as follows:

Additions:

(Million euro)	2024	2023
Construction	117	103
Energy	107	102
Other businesses	94	10
TOTAL	**318**	**215**

In 2024, additions mainly correspond to the Construction Division (EUR 117 million) due to the acquisition of machinery and other equipment, and to the Energy Division (EUR 107 million), particularly Misae Solar IV project in the United States, a solar SPV project (257MW) in Leon County, Texas, where the company will perform the design, construction and plant operation, the construction of the Centella project electricity transmission infrastructure in Chile, and a solar plant of 60MW in Poland. Finally, the main additions in other businesses relate to the purchase of a plot of land in Spain for data center development.

In 2023, additions totaled EUR 215 million, the most significant relating to the Construction Division (EUR 103 million) due to the acquisition of machinery and other equipment, and to the Energy Division (EUR 102 million), arising primarily from the construction of the Centella project electricity transmission infrastructure in Chile.

Cash flow effect:

The 2024 impact on cash flows arising from additions to property, plant and equipment amounted to EUR -282 million (EUR -158 million in 2023), primarily related to the Construction and Energy Divisions.

Disposals due to sales or retirement:

As of December 31, 2024, disposals due to sales or retirement amount to EUR 77 million (EUR 63 million in 2023) and approximately EUR 64 million of this amount (EUR 52 million in 2023) relates to Construction, mainly plant, machinery and other equipment.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_360

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Other disclosures relating to property, plant and equipment:

The Group has taken out insurance policies to cover the possible risks to which its property, plant and equipment are subject and any claims that may be brought in the course of business. These policies are considered to provide sufficient coverage for the related risks.

The transfer to held for sale as of December 2024 amounts to 39 and is included as Scope changes and transfers in 2024.

Property, plant and equipment under construction totaled EUR 144 million in 2024 (EUR 191 million in 2023).

At December 31, 2024 and 2023, no significant property, plant or equipment were subject to ownership restrictions or pledged as collateral for liabilities.

3.5. INVESTMENTS IN ASSOCIATES

Due to their significance, the investments in 407 ETR (43.23%), IRB (19.86%), Private InvIT (23.99%) and JFK NTO (49%) are presented separately. The following tables show the main items that explain the variation in these investments.

2024 (Million euro)	407 ETR (43.23%)	IRB (19.86%)	Private InvIT (23.99%)	JFK (49%)	OTHER	TOTAL
Balance at 12.31.23	**928**	**376**	**-**	**471**	**263**	**2,038**
Capital contribution	-	-	710	469	13	1,192
Share of profit/(loss)	188	13	(8)	3	42	238
Dividends	(321)	(6)	(4)	-	(26)	(357)
Foreign exchange differences	(17)	16	6	54	1	60
Derivatives	-	(4)	-	9	15	20
Other	-	(80)	-	-	(88)	(168)
Balance at 12.31.24	**778**	**315**	**704**	**1,006**	**220**	**3,023**

2023 (Million euro)	HAH (25%)	407 ETR (43,23%)	AGS (50%)	IRB (24,86%)	JFK (49%)	OTHER	TOTAL
Balance at 12.31.22	**-**	**1,063**	**-**	**377**	**235**	**276**	**1,951**
Capital contributions	-	-	-	-	214	-	214
Share of profit/(loss)	-	154	-	14	4	43	215
Dividends	-	(281)	-	(1)	-	(39)	(321)
Foreign exchange differences	-	(8)	-	(14)	(12)	1	(33)
Derivatives	-	-	-	1	31	(15)	17
Other	-	-	-	(1)	(1)	(3)	(5)
Balance at 12.31.23	**-**	**928**	**-**	**376**	**471**	**263**	**2,038**

During 2024, investment in associates heading increased by EUR 985 million on the back of the capital contributions in JFK NTO Airport (EUR 469 million), the acquisition of 23.99% of IRB Private InvIT (EUR 710 million) described in Note 1.1.5, and the share of these companies' profits (EUR 238 million), highlighting the 407 ETR results (EUR 188 million). Also worth mentioning the effect in other movements are mainly related to the 5% stake divestment in IRB Infrastructure Developers (EUR -77 million) and the availability concession assets sold to Interogo Holding in October 2024 (Note 1.1.5).

3.5.1. Heathrow Airports Holdings (HAH) divestment

As mentioned in Note 1.1.5, on December 12, 2024, following satisfaction of applicable regulatory conditions, Ferrovial completed the sale of 19.75% of the share capital of FGP Topco Ltd., which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK), to Ardian and the Public Investment Fund (PIF), with a capital gain of EUR 2,023 million, reported in the income statement within the line item "Impairment and disposal of fixed assets" (Note 2.4) - the ownership interest in this company was valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero.

As a result, Ferrovial now holds 5.25% stake, which is recognized as a non-current financial asset at fair value through profit or loss (Note 3.6.), once concluded that according to IAS28 p.5-6, Ferrovial will no longer exercise significant influence in FGP Topco Ltd., despite having the right to nominate a board member together with other shareholders, as the group will have no participation in the policy-making processes of the asset, neither participation in decisions related to dividend distributions. The fair value of the remaining stake has been determined by referencing the selling price of the recently 19.75% stake divested in FGP Topco Ltd., generating an additional positive impact of EUR 547 million.

Finally, on January 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.GBP 455 million (current book value of the asset), which will be adjusted with an interest rate to be applied until closing (Note 6.11). The transaction is subject to complying with the right of first offer (ROFO) which may be exercised by Topco shareholders pursuant to the Shareholders' Agreement and the Articles of Association of the company. Full completion of the acquisition under the agreement is also subject to the satisfaction of applicable regulatory conditions.

3.5.2. Disclosures relating to 407 ETR

a. Balance sheet and income statement movements 2024-2023

These figures reflect the company's full balances and are presented in millions of Canadian dollars (details of the exchange rate used in 2024 for the balance sheet and the income statement figures are provided in Note 1.4.).

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS_361**

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2024

Balance sheet December 2024 and December 2023

407 ETR (100%) (million CAD)	Dec. 2024	Dec. 2023	Var. 24/23
Non-current assets	**4,594**	**4,584**	**10**
Fixed assets in infrastructure projects	3,921	3,954	(33)
Non-current financial assets	611	568	43
Deferred taxes	62	62	-
Current assets	**1,163**	**1,014**	**149**
Short-term trade and other receivables	443	322	121
Cash and cash equivalents	720	691	29
Total assets	**5,757**	**5,598**	**159**
Equity	**(6,199)**	**(5,791)**	**(408)**
Non-current liabilities	**11,309**	**10,908**	**401**
Borrowings	10,716	10,318	398
Deferred taxes	593	590	3
Current liabilities	**647**	**481**	**166**
Borrowings	514	403	111
Short-term trade and other payables	133	77	56
Total liabilities	**5,757**	**5,598**	**159**

There follows a description of the main movements in 407 ETR's balance sheet at December 31, 2024 compared to the previous year:

Equity

Equity fell by CAD 409 million with respect to the previous year, primarily due to the payment of CAD 1,100 million in dividends to shareholders, which was offset by the profit for the year of CAD 692 million.

The 43.23% of the subsidiary's shareholders' funds does not reflect the consolidated carrying amount of the ownership interest, since the latter also includes the amount of the fair value remeasurement of the investment retained, following the divestment of a 10% ownership interest in this company in 2010, recognized as an increase in the investment's value.

Borrowings

Overall financial debt (short and long term) increased in relation to December 2023 by CAD 509 million due to issuance of new senior debt.

Income statement December 2024 - December 2022

The following table shows movements in 407 ETR's income statement during the financial years ended December 2024, December 2023 and December 2022:

407 ETR (100%) (million CAD)	Dec.24	Dec.23	Dec.22
Operating income	1,705	1,495	1,327
Operating expenses	(228)	(212)	(188)
Fixed asset depreciation	(106)	(97)	(100)
Operating profit/(loss)	**1,372**	**1,187**	**1,039**
Net financial income/(expense)	(429)	(412)	(447)
Profit/(loss) before tax	**942**	**775**	**592**
Corporate income tax	(250)	(208)	(156)
Net profit/(loss)	**692**	**567**	**435**
Profit/(loss) attributable to Ferrovial (million CAD)	299	245	188
Intangible asset amortization adjustment (CAD million)	(21)	(21)	(19)
Adjusted net profit/(loss) attributable to Ferrovial (43.23%) (million CAD)	**278**	**225**	**169**
Adjusted net profit/(loss) attributable to Ferrovial (43.23%) (million euro)	**188**	**154**	**124**

It should be noted that the profit/(loss) attributable to Ferrovial also includes depreciation recognized over the concession term on the remeasurement recognized, following the loss of control of the company as a result of the above mentioned 2010 sale.

3.5.3.Disclosures relating to JFK NTO LLC

The agreement whereby Ferrovial invested in the capital of JFK NTO LLC, which will remodel, build, finance, operate and maintain the facilities of the new terminal one at New York's John F. Kennedy International (JFK) Airport, came into effect on June 10, 2022. Ferrovial holds a 49% indirect ownership interest in the project.

As also commented in that note, Ferrovial agreed with the Carlyle Group to pay of an earn-out should Carlyle divest its outstanding 4% interest in Mars NTO LLC. This earn-out payment would be triggered if Carlyle were to transfer its stake either to a third party or to Ferrovial. This payment depends on the value creation by the project. An estimation of the earn-out payment was included in our valuation of the investment as presented in the audited financial statements. Any future changes in the valuation of the earn-out may affect our results.

The shareholders made a commitment to inject share capital of USD 2,330 million, of which Ferrovial will contribute USD 1,142 million. At December 31, 2024, USD 1,635 million had been invested (USD 801 million relates to Ferrovial, of which USD 507 million (EUR 469 million) was invested in 2024)).

In 2025 and beyond, total dividend payments will largely depend on traffic performance at Dalaman, as well as at NTO, following the opening of the terminal, which is expected for 2026.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_362

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

The company's consolidated IFRS balance sheet is disclosed in the table below:

Balance sheet December 2024 and 2023

JFK (100%) Million USD	Dec. 2024	Dec. 2023
Non-current assets	**8,330**	**6,482**
Intangible assets	8,067	6,168
Non-current financial assets	180	132
Long-term financial derivatives at fair value	83	182
Current assets	**2,510**	**322**
Debtors and other short-term accounts receivable	275	174
Cash and cash equivalents	251	148
Other short-term financial assets	1,984	–
Total assets	**10,840**	**6,804**
Equity	**1,994**	**932**
Share capital	1,635	600
Share of profit/(loss)	40	11
Other Comprehensive Income	319	321
Non-current liabilities	**8,504**	**5,559**
Bonds and debts - infrastructure projects	4,654	1,774
Other long-term debts	3,850	3,785
Current liabilities	**342**	**313**
Creditors and other short-term accounts payables	342	313
Total liabilities	**10,840**	**6,804**

JFK NTO's main assets and liabilities are described below:

- Intangible assets, which fundamentally comprise:
  - Concession assets (USD 3,971 million in 2024 and USD 2,247 million in 2023), including all the expenses necessary to obtain the concession contract, as well as the project's construction and development costs.
  - Payments to the Port Authority (USD 4,096 million in 2024 and USD 3,921 million in 2023), reflecting the present value of the future payments, throughout the concession period, for the acquisition of the concession. Also, a liability of the same amount was initially recorded, corresponding to the value of the future payment obligations, under financial debt in non-current liabilities ("Other long-term debts").
- Long-term borrowings (USD 4,600 million in 2024 and USD 1,740 million in 2023) explained mainly by:
  - USD 2,000 million nominal amount of Munibonds issued on December 6, 2023. A portion of the issuance (USD 800 million) was insured by Assured Guaranty Municipal Corp. ("AGM").
  - USD 2,550 million nominal amount of green bonds issued on June 18, 2024. A portion of the issuance (USD 800 million) was insured by Assured Guaranty Municipal Corp. ("AGM"). The transaction achieved an all-in true interest cost of 4.65% at a weighted average maturity of 30 years.
- Other short-term financial assets (USD 1,984 million in 2024) correspond to treasury bills, treasury notes and state and local government securities, aligned with NTO reinvestment strategy, derived from the cash obtained from the bond issuance before mentioned.
- In addition, JFK NTO has contracted interest rate swaps (IRS) associated with the project's bank borrowings and future debt issuances, for a notional amount of USD 645 million (USD 3,005 million in 2023), which have been treated as effective cash flow hedges. During the year, there was an impact of USD 20 million on the company's reserves (EUR 9 million at Ferrovial's ownership interest).
- Equity (USD 1,994 million in 2024 and USD 932 million in 2023). Movements in equity are primarily explained by capital contributions under this same heading in the amount of USD 1,035 million and USD 20 million reflecting the effect on reserves of the change in market value of the derivative associated with current debt since the acquisition date.

3.5.4. Disclosures relating to AGS

On November 13, 2024, Ferrovial announced that an agreement had been reached with Avialliance UK Limited for the sale of its entire stake in AGS (50%). As part of the same transaction, Macquarie also agreed to sell its entire stake (50%) in AGS to the same purchaser. The completion of this transaction was subject to the obtainment of applicable regulatory approvals by the 2024 year-end, and the 50% ownership interest in AGS Airports Holdings Limited as of December 31, 2024 was therefore reclassified to held for sale. The ownership interest in this company remained valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero (Note 1.1.4 and Note 6.11.).

As disclosed in Note 3.6. of these consolidated financial statements, the group granted subordinated loans to AGS totaling EUR 235 million, that after the agreement reached in November, have been reclassified from long-term financial assets to short-term receivables at December 2024, as these loans are also part of the divestment transaction.

On January 28, 2025, and following satisfaction of applicable regulatory conditions, Ferrovial and Macquarie completed the sale of AGS' entire share capital (100%) for a price of GBP 900 million, of which circa GBP 450 million are Ferrovial's net proceeds, together with a capital gain of EUR 297 million for Ferrovial which will affect Q1 2025 results.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_363

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2024

3.5.5 Disclosures relating to IRB

As indicated in Ferrovial's 2021 consolidated financial statements, the Group (through Cintra) acquired a 24.86% stake in the Indian listed company IRB Infrastructure Developers Ltd (IRB) on December 29, 2021. The deal was completed following a preferential share issue by IRB Infrastructure Developers. The amount paid totaled EUR 369 million. The transaction price was set in accordance with applicable legislation, taking into account the average price weighted by the trading volume for the two-week period prior to the year-end.

The price of IRB's stock at December 31, 2024 was INR (Indian Rupee) 57.24 per share (41.55 at December 31, 2023).

The company's fiscal year runs from April through March. IRB's latest available audited financial statements are those of March 2024. IRB contributed a profit of EUR 13 million to Ferrovial for the period from January to December 2024.

On June 11, 2024, Ferrovial, through its subsidiary Cintra, completed the sale of its 5% stake in IRB for EUR 215 million (assuming a EUR/INR exchange rate of 89.3), resulting in a capital gain before taxes of EUR 133 million (Note 1.1.5).

IRB only reports to the market its consolidated balance sheet at March and September month-end. This balance sheet below for December 2024 is based on the balance sheet reported by IRB for September 2024, adjusted by (i) the distributions to unit holders and results reported by IRB for the last quarter of 2024 excluding the impact of measuring at fair value through profit and loss account some investments that Ferrovial maintains as equity investments, and (ii) Ferrovial´s purchase price allocation adjustments.

IRB (100%) Million INR	Dec.24	Dec.23
Non-current assets	405,626	388,946
Current assets	46,158	55,742
Total assets	**451,784**	**444,688**
Equity	**141,663**	**139,195**
Non-current liabilities	273,464	238,920
Current liabilities	36,657	66,573
Total liabilities	**451,784**	**444,688**
Group´s share in equity (19.86% and 24.86% post and pre-sale, respectively)	**28,141**	**34,611**
Group´s share in equity (Million EUR)	**315**	**376**

The following table illustrates the summarized income statement as reported by IRB, excluding the impact of measuring at fair value through profit and loss account some investments that Ferrovial maintains as equity investments, and adjusted by Ferrovial´s purchase price allocation adjustments:

IRB (100%) Million INR	Dec.24	Dec.23
Revenue	72,806	69,677
Profit for the year (continuing operations)	5,096	5,205
Other comprehensive income	(1,440)	407
Total comprehensive income	3,656	5,612
Group´s share in profits (19.86% and 24.86% post and pre-sale, respectively)	**1,534**	**1,294**
Group´s share in profits (Million EUR)	**13**	**14**

3.5.6. IRB Infrastructure Trust (Private InvIT)

On June 13, 2024, Ferrovial, through its toll road subsidiary Cintra, acquired a 23.99% stake in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers (IRB), in which Ferrovial holds a 19.86% ownership interest as mentioned previously. Private InvIT held a portfolio of 14 toll road concessions in India with a committed pipeline of one additional concession. This investment amounted to EUR 652 million (considering an exchange rate of 90.2 EUR/INR).

Ferrovial acquired this stake from affiliates of GIC Private Limited, which prior to this transaction owned a 49% stake in the company. After the transaction, GIC's affiliates retain a 25% stake in Private InvIT and IRB retains its current 51% stake. Considering the indirect ownership interest which Ferrovial holds through the 19.86% stake in IRB, Ferrovial retains a total stake in Private InvIT of 34.1%.

On December 20, Private InvIT raised unit capital by way of rights issue of units of Private InvIT to IRB Infrastructure Developers (IRB) and GIC Affiliates. Post right issue, Ferrovial acquired 23.99% of these rights issued, increasing its investment in Private InvIT by EUR 58 million (considering an exchange rate of 87.83 EUR/INR), and maintaining its stake in a 23.99%. On December 27, Private InvIT acquired 80.4% of Ganga, the above-mentioned additional concession.

IRB Private InvIT contributed a loss of EUR -8 million to Ferrovial for the period from June to December 2024.

Regarding the purchase price allocation exercise (see Note 1.1.5.), the difference between the net fair value of the identifiable assets and liabilities of Private InvIT and its carrying amount as at the date of acquisition (EUR 300 million at Ferrovial's stake) was fundamentally allocated to the value of the toll concession rights, as the book value of the rest of net assets is not significantly different to their fair value. According to IAS 12, paragraph 66, the deferred tax liability resulting from this fair value adjustment to the intangible asset (EUR 90 million for Ferrovial's stake) affects the goodwill implicit in the carrying amount of the investment.

The consolidated IFRS balance sheet integrated by Ferrovial of Private InvIT is summarized in the table below.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_364

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Private InvIT only reports to the market its consolidated balance sheet at March and September month-end. This balance sheet below for December 2024 is based on the balance sheet reported by Private InvIT for September 2024, adjusted by (i) the distributions to unit holders and results reported by Private InvIT for the last quarter of 2024, and (ii) Ferrovial´s purchase price allocation adjustments. The acquisition of 80.4% of Ganga project is not included in these figures as there is no available balance sheet detailed information.

Private InvIT (100%) Million INR	Dec.24	Fair Value recognized on acquisition Jun.24
Non-current assets	536,192	537,578
Current assets	15,719	13,799
Total assets	551,911	551,377
Equity	240,784	245,257
Non-current liabilities	297,474	294,852
Current liabilities	13,653	11,268
Total liabilities	551,911	551,377
Group´s share in equity (23.99%)	57,769	58,842
Group´s share in equity (23.99%) Million EUR	646	652
Ganga Acquisition (Million EUR)	58	0
Group´s share in equity including Ganga acquisition (23.99%) Million EUR	704	652

The following table illustrates the summarized income statement for the 6 month-period from the acquisition to December 31, 2024 as reported by Private InvIT and adjusted by Ferrovial´s purchase price allocation adjustments:

Private InvIT (100%) Million INR	Dec.24
Revenue	22,040
Profit for the year (continuing operations)	(3,131)
Total comprehensive income	(3,131)
Group´s share in loss (23.99%)	(751)
Group´s share in loss (23.99%) Million EUR	(8)

3.5.7. Other disclosures relating to associates

a) Movements relating to the remaining associates

Appendix I to the 2024 consolidated financial statements includes a list of ownership interests in equity-accounted companies, including names, countries of incorporation, business segments, shareholding percentages, aggregate assets and liabilities, revenue and profit/(loss) for the year.

A summary is presented in the following table:

Million euro	2024	2023
Madrid Calle 30	56	52
Riverlinx Limited – Silvertown Tunnel	65	52
Netflow OSARS (Western)	38	42
Ruta del Cacao	27	22
FMM Company LLC	18	19
Other	16	76
Balance at 12.31.2024	**220**	**263**

The main movement in relation to the remaining associates corresponds to the divestment of several availability concession assets in the Toll Roads Division. As mentioned in Note 1.1.5, in October 2024, Ferrovial and Interogo Holding, via its infrastructure investment fund Inter Infrastructure Capital (IIC), created the company Umbrella Roads BV to manage Ferrovial's stakes in several road and parking concessions in Spain, Scotland, Ireland and Canada.

Ferrovial transferred 100% of the economic rights and holds the majority of the voting rights (51%) in Umbrella Roads BV through its toll roads division Cintra. After the analysis performed by the company of this transaction and the share purchase agreements, it was concluded that Ferrovial has no control over these assets according to IFRS 10, p. 7 criteria, nor significant influence under IAS 28, which entails recognizing a capital gain of EUR 19 million, reported in the income statement within the line item "Impairment and disposal of fixed assets" (transaction price of EUR 100 million). The partnership between Ferrovial and Interogo Holding could allow for further collaboration between the parties in future.

b) Other information

There are no significant restrictions on the capacity of associates to transfer funds to the parent company in the form of dividends, debt repayments or advances, other than such restrictions as might arise from the financing agreements of those associates or from their own financial position, and there are no contingent liabilities relating to associates that might ultimately be assumed by the Group.

There are no significant companies in which the ownership interest exceeds 20% that are not equity-accounted.

The guarantees provided by Group companies to equity-accounted companies are described in Note 6.5.2.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_365

SECTION 3: NON-CURRENT ASSETS
INTEGRATED ANNUAL REPORT 2024

3.6. NON-CURRENT FINANCIAL ASSETS

Set out below is a breakdown of movements at December 31, 2024 and December 31, 2023:

MOVEMENTS (Million euro)	LONG- TERM LOANS TO ASSOCIATES	RESTRICTED CASH FROM INFRASTRUCTURE PROJECT COMPANIES AND OTHER FINANCIAL ASSETS	FINANCIAL INVESTMENTS CARRIED AT FAIR VALUE	LOANS ASSOCIATED WITH DIVESTMENT TRANSACTIONS	OTHER LONG- TERM RECEIVABLES	TOTAL
BALANCE AT 31/12/2022	**247**	**597**	**35**	**189**	**27**	**1,095**
Additions	40	432	9	10	6	497
Disposals	(37)	(381)	-	-	(5)	(423)
Transfers and other	-	-	1	(13)	-	(12)
Foreign exchange	12	(20)	-	-	(1)	(9)
BALANCE AT 31/12/2023	**262**	**628**	**45**	**186**	**27**	**1,148**
Additions	113	18	566	1	32	730
Disposals	(3)	(275)	(2)	(176)	(33)	(489)
Transfers and other	(273)		(1)	(13)	-	(287)
Foreign exchange	1	30	2	2	2	37
BALANCE AT 31/12/2024	**100**	**401**	**610**	**-**	**28**	**1,139**

Note: Balances net of provisions

Long-term loans to associates

The main movement under this heading during 2024, disclosed in the line item "Transfer and others", corresponds to the reclassification from long-term financial assets to short-term receivables of the subordinated loans granted to AGS (GBP 195 million; EUR 235 million), derived from the divestment agreement reached with Avialliance UK Limited for the sale of Ferrovial's entire stake in this asset (Note 1.1.4.), finally completed on January 28, 2025. Also noteworthy, is the effect of the 24.78% stake divested in Grupo Serveo (EUR -18 million) and the divestment of the Toll Roads concession assets (EUR -18 million).

Additionally, it is worth mentioning the subordinated debt loan granted to Concesionaria Ruta del Cacao, S.A.S., in the amount of EUR 68 million.

Restricted cash from infrastructure project companies

The item "Restricted cash from infrastructure project companies and other financial assets" (EUR 401 million) relates primarily to the NTE Mobility Partners toll road (EUR 281 million) and the I-66 Express Mobility Partners toll road (EUR 57 million). During 2024, the main movement corresponds to the I-77 Mobility Partners toll road's restricted cash released due to its refinancing transaction (EUR -99 million), and to I-66 Mobility Partners (EUR -77 million) and NTE Mobility Partners (EUR -51 million).

Financial investment recognized at fair value

The main movement in this item, EUR 566 million in Additions, relates to the sale of the 19.75% stake in Heathrow Airport Holdings Limited (HAH) (Note 1.1.5), which implies that, after the divestment, Ferrovial now holds shares representing 5.25% of share capital, recognized as a financial assets at fair value through the profit or loss, once concluded that according to IAS28 p.5-6, Ferrovial will no longer exercise significant influence in FGP Topco Ltd., despite having the right to nominate a board member together with other shareholders, as the group will have no participation in the policy-making processes of the asset, neither participation in decisions related to dividend distributions. The fair value of the remaining stake has been determined by referencing the selling price of the recently 19.75% stake divested in FGP Topco Ltd., generating an additional positive impact of EUR 547 million (Note 3.5.1.).

Loans associated with divestment transactions

This item mainly relates to the deferred payments collected during 2024 in relation to the Amey business divestment in the United Kingdom, relating to full life-cycle engineering and infrastructure upkeep and maintenance services (EUR 176 million), as mentioned in Note 1.1.4.

Additionally, the energy and water infrastructure maintenance services business was sold to the British fund Rubicon in 2023 for GBP 18 million (EUR 20 million). Based on the agreed repayment schedule, the remaining amount has been reclassified to the short-term (EUR 13 million).

Other long-term receivables

This item primarily relates to other equity and long term loans, bonds, or deposits. The interest in investment funds relates to the Credit Suisse (Lux) Supply Chain Finance Fund, which made an investment in supplier invoices insured by companies with an investment grade rating (average of AA-) that was already recovered during the year (EUR -18 million impact in 2024).

This heading also includes other trade receivables, mainly from various public authorities under long-term contracts, primarily relating to companies in the Construction and Toll Roads Divisions.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_366

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

3.7. RIGHT-OF-USE ASSETS AND ASSOCIATED LIABILITIES

Set out below are movements in right-of-use assets in the balance sheet:

MOVEMENTS (Million euro)	LAND	BUILDINGS	VEHICLES	PLANT AND MACHINERY	OFFICE EQUIPMENT AND OTHER	TOTAL
BALANCE AT 12/31/2022	**13**	**77**	**61**	**29**	**3**	**183**
Additions	2	16	34	30	5	87
Disposals	2	3	1	(2)	(1)	3
Transfers and other	(2)	6	–	(2)	–	2
Depreciation/amortization	(1)	(15)	(27)	(20)	(2)	(65)
Scope changes	(2)	(4)	(5)	(1)	–	(12)
Foreign exchange effect	–	–	(1)	(1)	–	(2)
BALANCE AT 12/31/2023	**12**	**83**	**63**	**33**	**5**	**196**
Additions	26	25	61	27	4	143
Disposals	–	(7)	(4)	(6)	–	(17)
Transfers and other	–	1	1	4	(1)	5
Depreciation/amortization	(4)	(24)	(41)	(20)	(4)	(93)
Scope changes	(3)	–	–	–	–	(3)
Foreign exchange effect	1	2	3	1	–	7
BALANCE AT 12/31/2024	**32**	**80**	**83**	**39**	**4**	**238**

The most significant variations under this heading relate to additions totaling EUR 143 million (EUR 87 million in 2023), of which EUR 109 million (EUR 72 million in 2023) correspond to the Construction Division leases.

Movements in lease liabilities are set out below:

	LEASE LIABILITIES
BALANCE AT 12/31/2022	**184**
Additions under new leases	97
Associated financial expenses	14
Payments	(87)
Foreign exchange effect	(1)
Consolidation scope changes and other	(7)
BALANCE AT 12/31/2023	**200**
Additions under new leases	143
Associated financial expenses	12
Payments	(104)
Foreign exchange effect	7
Consolidation scope changes and other	(13)
BALANCE AT 12/31/2024	**245**
Short-term lease liabilities 2024	**80**
Long-term lease liabilities 2024	**165**

Set out below are future maturities of lease liabilities in each business area at December 31, 2024:

	2025	2026	2027	2028	2029	2030 and beyond	TOTAL
Corporation	3	3	3	3	3	11	26
Construction	68	44	27	14	8	24	185
Toll Roads	2	2	-	-	-	-	4
Other	7	4	1	-	-	18	30
TOTAL LEASE LIABILITIES	**80**	**53**	**31**	**17**	**11**	**53**	**245**

At December 31, 2024 lease expenses recognized in operating profit/(loss) reached EUR 257 million (EUR 251 million in 2023 and EUR 257 million in 2022), relating to the following items:

a. Expenses under agreements which though meeting the definition of a lease under IFRS 16, qualify for the exemptions granted by the standard for short-term leases, and leases for which the underlying asset is of low value. Given the nature of the Group's business, assets are normally leased to carry out various phases of a project for periods of less than one year or are considered to have a low value (below EUR 5,000).

b. Agreements that are not leases as defined in IFRS 16 as they do not convey the right to control the use of an identified asset or even if an asset is specified, the supplier has the substantive right to substitute the asset throughout the period of use. This is especially frequent in construction projects.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_367

SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES
INTEGRATED ANNUAL REPORT 2024

SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES AT DECEMBER 31, 2024 AND 2023

This section contains the notes related to Inventories (Note 4.1), Short-term trade and other receivables (Note 4.2) and Short-term trade and other payables (Note 4.3). The net balance of these items is referred to as working capital.

The distinction between current and non-current assets and liabilities is made on the basis of whether or not the asset or liability is expected to be recovered or settled in the ordinary course of the company´s business cycle. There is a presumption that normally the business cycle has a duration of one year, but there could be assets and liabilities used in activities in which operations are considered to mature over more than one year that should be considered as current assets and liabilities, specifically in relation to the construction activity, since the life of a construction contract is greater than one year.

The main movement under this heading during 2024 corresponds to the reclassification from long-term financial assets to short-term receivables of the subordinated loans granted to AGS (EUR 235 million), derived from the divestment agreement reached for the sale of Ferrovial's entire stake in this asset (Note 1.1.4.). Excluding this impact, the total balance for December 2024 would reach EUR 1,417 million.

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Inventories	458	13	–	21	492
Short-term trade and other receivables	1,677	29	1	522	2,228
Short-term trade and other payables	(3,646)	(63)	4	(198)	(3,902)
TOTAL	**(1,511)**	**(21)**	**4**	**345**	**(1,182)**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Inventories	476	5	–	(23)	458
Short-term trade and other receivables	1,609	19	(12)	62	1,677
Short-term trade and other payables	(3,430)	(23)	1	(194)	(3,646)
TOTAL	**(1,346)**	**1**	**(11)**	**(155)**	**(1,511)**

Section 4.4 contains a more detailed analysis of the balance sheet items relating to the recognition of revenue from contracts with customers in the Construction business, including the disclosures required by IFRS 15 in relation to those contracts.

4.1.INVENTORIES

Inventories break down as follows at December 31, 2024 and 2023:

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Goods purchased for resale	20	–	–	6	26
Raw materials and other supplies	303	10	–	30	343
Bidding and mobilization costs	135	3	–	(15)	124
Inventories	**458**	**13**	**–**	**21**	**492**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Goods purchased for resale	24	–	–	(4)	20
Raw materials and other supplies	322	8	–	(27)	303
Bidding and mobilization costs	129	(2)	–	8	135
Inventories	**476**	**5**	**–**	**(23)**	**458**

Goods purchased for resale relate primarily to the Construction business (EUR 26 million in 2024, compared to EUR 19 million in 2023).

The movement during 2024 in raw materials and other supplies (EUR 40 million) mainly relates to the Construction Division, primarily the US activity for EUR 23 million (EUR 10 million in 2023) and the activity in Spain for an amount of EUR 13 million (EUR -1 million in 2023).

Bidding and mobilization costs are written off systematically as the goods and services relating to the asset are transferred to customers, entailing a variation of EUR 15 million during 2024, particularly in the United States and Canada.

4.2. SHORT-TERM TRADE AND OTHER RECEIVABLES

Set out below is a breakdown of this heading at December 31, 2024 and 2023:

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS_368**

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade receivables for sales and services	1,353	24	1	248	1,625
Other receivables	324	5	–	274	602
TOTAL RECEIVABLES	**1,677**	**29**	**1**	**522**	**2,228**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Trade receivables for sales and services	1,300	15	(12)	51	1,353
Other receivables	309	4	–	11	324
TOTAL RECEIVABLES	**1,609**	**19**	**(12)**	**62**	**1,677**

a) Trade receivables for sales and services

Trade receivables break down as follows at December 31, 2024 and 2023:

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade receivables	963	13	1	111	1,088
Bad debt provisions	(216)	(1)	–	(10)	(227)
Net trade receivables	**748**	**12**	**1**	**101**	**861**
Completed work pending certification	446	10	–	118	573
Retentions	160	3	–	28	191
TRADE RECEIVABLES FOR SALES AND SERVICES	**1,353**	**24**	**1**	**248**	**1,625**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Trade receivables	962	13	(12)	1	963
Bad debt provisions	(209)	(1)	–	(6)	(216)
Net trade receivables	**753**	**12**	**(12)**	**(5)**	**748**
Completed work pending certification	406	2	–	38	446
Retentions	141	1	–	18	160
TRADE RECEIVABLES FOR SALES AND SERVICES	**1,300**	**15**	**(12)**	**51**	**1,353**

The change under the heading “Other” (EUR 248 million) is explained primarily by the increase in Construction (EUR 228 million), highlighting Canada (EUR 95 million) and Spain (EUR 68 million) and United States (EUR 67 million), as a result of the business performance.

Additionally, the heading "Trade receivables" includes collections of non recourse factoring during 2024 for EUR 11 million (there were no factoring agreements during 2023).

Set out below is a breakdown of the main trade receivables by debtor type at December 31, 2024 and 2023:

At 12.31.2024 (Million euro)	CONSTRUCTION		OTHER AND ADJUSTMENTS		TOTAL	
Public sector	820	57 %	138	n.a.	958	60 %
Private sector	458	31 %	75	n.a.	533	32 %
Group companies and associates	186	12 %	(52)	n.a.	134	8 %
TOTAL	**1,465**	**100 %**	**161**	**N.A.**	**1,625**	**100 %**

At 12.31.2023 (Million euro)	CONSTRUCTION		OTHER AND ADJUSTMENTS		TOTAL	
Public sector	777	57 %	93	n.a.	870	64 %
Private sector	414	30 %	13	n.a.	427	32 %
Group companies and associates	171	13 %	(116)	n.a.	55	4 %
TOTAL	**1,363**	**100 %**	**(10)**	**N.A.**	**1,353**	**100 %**

The Group has pre- and post-contracting measures in place to manage customer credit risk, such as consulting debtor registers, ratings or solvency studies, etc, and monitoring incidents and default, etc while the work is in progress.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_369

SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES
INTEGRATED ANNUAL REPORT 2024

Changes to trade provisions are set out below:

(Million euro)	2024	2023
Opening balance	**216**	**209**
Amounts charged to the income statement:	10	5
Charges	16	12
Reversals	(7)	(8)
Applications	–	–
Foreign exchange effect	1	1
Transfers and other	–	1
Closing balance	**227**	**216**

Group management considers that the carrying amount of trade receivables approximates fair value.

b) Other receivables

Other receivables breakdown is as follows at December 31, 2024 and 2023:

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Advance payments to suppliers	67	3	–	13	83
Sundry receivables and other short terms financial assets	110	1	–	233	343
Infrastructure project receivables	4	–	–	–	4
Amounts receivable from Public Administrations	144	1	–	28	172
OTHER RECEIVABLES	**324**	**5**	**–**	**274**	**602**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Advance payments to suppliers	61	–	–	6	67
Sundry receivables and other short terms financial assets	96	4	–	10	110
Infrastructure project receivables	3	–	–	–	4
Amounts receivable from Public Administrations	148	1	–	(5)	144
OTHER RECEIVABLES	**309**	**4**	**–**	**11**	**324**

The main movement under this heading during 2024, disclosed in the line item "Sundry receivables an other short terms financial assets", corresponds to the AGS divestment agreement reached with Avialliance UK Limited for the sale of Ferrovial entire stake in this asset (Note 1.1.4. and Note 6.11.), that has been completed on January 28, 2025. The completion of this transaction was subject to satisfaction of applicable regulatory approvals by 2024 year-end, and therefore, the subordinated loans granted to AGS of GBP 195 million (EUR 235 million) have been reclassified from long-term to short-term receivables.

4.3. SHORT-TERM TRADE AND OTHER PAYABLES

Set out below is a break down of this heading at December 31, 2024 and 2023:

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade payables	1,698	29	2	53	1,781
Work certified in advance	1,124	26	–	77	1,227
Advance payments	406	1	–	(14)	392
Other non-trade payables	419	6	(6)	83	502
TRADE AND OTHER PAYABLES	**3,646**	**63**	**(4)**	**198**	**3,902**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Trade payables	1,663	13	(2)	24	1,698
Work certified in advance	962	(3)	–	165	1,124
Advance payments	402	5	–	(1)	406
Other non-trade payables	403	9	1	6	419
TRADE AND OTHER PAYABLES	**3,430**	**23**	**(1)**	**194**	**3,646**

a) Trade payables

Set out below is a breakdown of trade payables at December 31, 2024 and 2023:

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_370

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade payables	1,158	24	2	20	1,203
Trade payables sent for reverse factoring	281	–	–	35	317
Withholdings made from suppliers	259	5	–	(2)	261
TRADE PAYABLES	**1,698**	**29**	**2**	**53**	**1,781**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Trade payables	1,187	7	(2)	(35)	1,158
Trade payables sent for reverse factoring	234	–	–	48	281
Withholdings made from suppliers	242	5	–	11	259
TRADE PAYABLES	**1,663**	**13**	**(2)**	**24**	**1,698**

Trade payables increased by EUR 84 million compared to the balance recognized at December 31, 2023. Excluding the foreign exchange effect and scope changes, trade payables grew by EUR 53 million, primarily in the Energy Division (EUR 23 million) and particularly in the activity in United States.

The Group offers its suppliers the option of utilizing reverse factoring arrangements to receive early payment of their invoices through banks. Suppliers may choose to participate in this arrangement at their discretion.

Suppliers that participate in these reverse factoring arrangements will receive early payment on invoices from the banks, paying a fee to the finance provider. In the due dates and without any extension beyond the original dates agreed with the suppliers, the Group will pay to the banks in the same terms. Additionally, there are no special guarantees securing these payments.

All trade payables where suppliers can use these reverse factoring arrangements are included in trade and other payables in the consolidated statement of financial position and within trade payables in the table above, regardless of whether they have made use of the early payment. From the EUR 317 million (EUR 281 million in 2023) of the trade payables sent for reverse factoring, EUR 130 million of suppliers have received the payment on December 31, 2024.

As disclosed in the table above, trade payables pending payment to suppliers under reverse factoring arrangements increased by EUR 35 million, compared to the balance at December 31, 2023. This increase relates to the difference of payments made in the year and new invoices that are pending to be paid by December 2024

There were no significant non-cash changes in the carrying amount of the trade payables such as the effect of business combinations or exchange differences, included in the Group´s supplier finance arrangement.

Group management considers that the carrying amount of trade payables approximates fair value.

b) Work certified in advance and advance payments from customers

This heading includes:

- Work certified in advance (see definition in Notes 4.4 and 1.3.3.4) increased by EUR 77 million against December 2023 (excluding the foreign exchange effect and scope changes), primarily in Construction (EUR 59 million), mainly in United States and in the Energy Division (EUR 24 million) in Spain.
- The balance of advance payments from customers (see definition in Note 4.4) decreased by EUR -14 million in relation to December 2023.

c) Other non-trade payables

"Other non-trade payables" break down is as follows:

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Accrued wages and salaries	227	3	(1)	25	254
Taxes payable	162	2	(5)	17	176
Other payables	30	2	–	41	72
OTHER NON- TRADE PAYABLES	**419**	**6**	**(6)**	**83**	**502**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Accrued wages and salaries	190	5	–	32	227
Taxes payable	173	4	–	(14)	162
Other payables	41	–	1	(12)	30
OTHER NON- TRADE PAYABLES	**403**	**9**	**1**	**6**	**419**

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_371

SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES
INTEGRATED ANNUAL REPORT 2024

4.4. BALANCES UNDER CONTRACTS WITH CUSTOMERS AND OTHER IFRS15 DISCLOSURES

Balance sheet information under IFRS 15

As indicated in Note 1.3.3.4 in relation to the policy for recognizing contract revenue (IFRS 15), for contracts in which the performance obligations are measured over time, the difference between the revenues recognized for services rendered and the amounts actually billed to the customer are systematically analyzed on a contract- by-contract basis.

If the amount billed is lower than the revenue recognized, the difference is recognized as an asset under "Trade receivables for sales and services - Net completed work pending certification" (Note 4.2), whereas if the revenue recognized is lower than the amount billed, a liability is recognized under "Short-term trade and other payables - Work certified in advance" (Note 4.3).

For certain construction contracts, advances are agreed, paid by the customer at contract inception and offset against progress billings as the works are executed.

These balances are carried on the liabilities side of the balance sheet under the heading "Trade payables" (Note 4.3.a).

In contrast to the advance payments, under some contracts the customer retains a portion of each progress billing payment to guarantee certain contractual obligations are met, which is not reimbursed until the contract is definitively settled. These balances are carried on the assets side of the balance sheet under "Trade receivables for sales and services" (Note 4.2.a).

Unlike completed work pending certification and work certified in advance, advances and retentions are balances that will have an impact on future cash flows, since in the case of the advances a lower amount will be collected in the future as the advances are discounted from the progress billings, whereas the retentions will give rise to higher collections in the future, since the customer will reimburse the related amounts as and when the contract work is settled. Most of the revenue recognized during the reporting period was included in the contract liability balance at the beginning of the period.

Set out below is a breakdown of the amounts recognized in this connection at December 31, 2024 and 2023:

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Completed work pending certification	446	10	–	118	573
Retentions	160	3	–	28	191
Total customer contract assets	**606**	**13**	**–**	**146**	**764**
Work certified in advance	1,124	26	–	77	1,227
Advance payments	406	1	–	(14)	392
Total customer contract liabilities	**1,530**	**27**	**–**	**63**	**1,619**

Million euro	2022	Exchange rate	Consolidation scope changes	Other	2023
Completed work pending certification	406	2	–	38	446
Retentions	141	1	–	18	160
Total customer contract assets	**547**	**3**	**–**	**56**	**606**
Work certified in advance	962	(3)	–	165	1,124
Advance payments	402	5	–	(1)	406
Total customer contract liabilities	**1,364**	**2**	**–**	**164**	**1,530**

The balance of work completed pending certification at December 31, 2024 and 2023 related almost entirely to revenue under the main contract with the customer since, according to the Group's general policy, only work that is due and payable, i.e. has been approved by the customer, may be recognized in the financial statements. Claims only include cases in which it is deemed highly likely that there will be no reversal of revenue in the future.

In general, performance obligations in the construction business are fulfilled over time. Therefore, as the amounts relating to changes and claims are immaterial under the completed work pending certification heading, the balance relates basically to differences between work completed and work certified due to timing differences in the customer certification and review process, billing milestones or certification schedule.

Other disclosures relating to IFRS 15:

Revenue from contracts with customers:

EUR 9,024 million of the total revenue recognized in 2024 (EUR 8,339 million and EUR 7,385 million in 2023 and 2022, respectively) (Note 2.1 Operating income) relates to revenue from contracts with customers, which accounted for 98.7% of revenue recognized (97.9% and 97.8% in 2023 and 2022, respectively)

Million euro	2024	2023	2022
Construction	7,091	6,909	6,287
Toll Roads	1,236	1,071	765
Airports	90	8	5
Other segments	607	351	328
Revenue from contracts with customers	**9,024**	**8,339**	**7,385**

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_372

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

The table below shows a breakdown of income pending recognition in relation to uncompleted performance obligations by business area at year-end, and includes an estimate of the years in which it is expected to appear in income.

REVENUE	2025	2026	2027	2028	2029 and beyond	TOTAL
Construction	6,482	5,309	2,521	683	1,760	**16,756**
Energy	523	193	113	101	394	**1,324**
Total	**7,005**	**5,502**	**2,634**	**784**	**2,154**	**18,080**

In 2024, there are a total of 738 contracts in force in the Construction businesses (750 contracts in 2023) and 138 Energy contracts (198 contracts in 2023).

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_373

SECTION 5: CAPITAL AND FINANCING STRUCTURE AT DECEMBER 31, 2024 AND 2023 The notes in this section describe trends in Ferrovial's financial structure at December 31, 2024 and 2023, addressing both changes in equity (Note 5.1) and cash and cash equivalents and borrowings (Note 5.2), broken down by project company and ex-project company. They also describe the Group's exposure to the main financial risks and risk management policies (Note 5.4), as well as derivatives contracted for such purposes (Note 5.5). At December 31, 2024 , the Company’s equity (Note 5.1) attributed to shareholders increased in relation to the previous year, due essentially to the net profit for the year (EUR 3,239 million), which was partially offset by shareholder remuneration and the purchase of discretionary treasury shares. EQUITY ATTRIBUTED TO SHAREHOLDERS (Million euro) Closing balance at 12.31.2023 3,766 Net profit/(loss) 3,239 Income and expense recognized directly in equity 158 Amounts transferred to the income statement (15) Shareholder distributions (831) Share-based remuneration scheme 13 Other treasury shares repurchase (272) Other 17 Closing balance at 12.31.2024 6,075 Regarding infrastructure project borrowings, the variation during 2024 is primarily due to the foreign exchange effect (EUR 472 million). BORROWINGS OF INFRASTRUCTURE PROJECTS (Million euro) Closing balance at 12.31.2023 7,915 Net drawdowns 34 Exchange rate effects 472 Changes in scope of consolidation (22) Closing balance at 12.31.2024 8,400 Regarding ex-infrastructure project borrowings, the variation during the year is primarily due to the redemption of one of the corporate bonds issued in July 2014, maturing in 2024 (EUR -300 million) as well as to the reduction in the Euro Commercial Paper (ECPs) issued at the December 2024 closing (EUR -251 million). BORROWINGS OF EX INFRASTRUCTURE PROJECTS (Million euro) Closing balance at 12.31.2023 3,463 Net drawdowns (580) Exchange rate effects 4 Changes in scope of consolidation – Closing balance at 12.31.2024 2,886 SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_374

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

5.1.EQUITY

5.1.1 Changes in equity

There follows a breakdown of the main equity impacts during 2024 and 2023:

	Attributed to shareholders	Attributed to non-controlling interest	Total equity
Equity at 01.01.2023	**4,113**	**2,240**	**6,353**
Consolidated profit/(loss) for the year	460	170	630
Impact on hedge reserves	3	3	6
Currency translation differences	(83)	(42)	(125)
Income and expenses recognized directly in equity	(80)	(39)	(119)
Amounts transferred to the income statement	8	–	8
TOTAL RECOGNIZED INCOME AND EXPENSES	**388**	**131**	**519**
Cash dividend	(136)	–	(136)
Other dividends	–	(379)	(379)
Treasury shares purchases	(114)	–	(114)
SHAREHOLDER DISTRIBUTIONS	**(250)**	**(379)**	**(629)**
Share capital increases/reductions	–	117	117
Share-based remuneration scheme	12	–	12
Other treasury shares repurchase	–	–	–
Other movements	16	2	18
OTHER TRANSACTIONS	**28**	**119**	**147**
Hybrid bond	(513)	–	(513)
Scope changes	–	2	2
Equity at 12.31.2023	**3,766**	**2,113**	**5,879**
Consolidated profit/(loss) for the year	3,239	251	3,490
Impact on hedge reserves	125	4	129
Currency translation differences	33	106	139
Income and expenses recognized directly in equity	158	110	268
Amounts transferred to the income statement	(15)	–	(15)
TOTAL RECOGNIZED INCOME AND EXPENSES	**3,382**	**361**	**3,743**
Cash dividend	(130)	–	(130)
Other dividends	–	(446)	(446)
Treasury shares purchases	(701)	–	(701)
SHAREHOLDER DISTRIBUTIONS	**(831)**	**(446)**	**(1,277)**
Share capital increases/reductions	–	22	22
Share-based remuneration scheme	13	–	13
Other treasury shares repurchase	(272)	–	(272)
Other movements	17	(5)	12
OTHER TRANSACTIONS	**(242)**	**17**	**(225)**
Equity at 12.31.2024	**6,075**	**2,045**	**8,120**

There follows a description of the main movements in shareholders' funds in 2024 and 2023, which resulted in an increase of EUR 2,309 million in 2024 and a decrease of EUR -347 million in 2023 in equity attributable to shareholders. The increase for 2024 is essentially due to the net profit for the year, partially offset by shareholder remuneration and the purchase of discretionary treasury shares.

Consolidated profit/(loss) for 2024 and 2023 attributed to the parent company reached EUR 3,239 million and EUR 460 million, respectively.

Income and expense recognized directly in equity relate to:

- Hedging instruments: recognition of changes in the value of the effective portion of derivatives designated as hedges, as detailed in Note 5.5, with a positive impact of EUR 125 million in 2024, of which EUR 104 million related to fully-consolidated companies and EUR 21 million to equity-accounted companies, as compared to EUR 3 million in 2023, of which EUR -9 million related to fully-consolidated companies, EUR 17 million to equity-accounted companies and EUR -5 million to companies held for sale.
- Currency translation differences: In 2024, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Canadian dollar, US dollar, and Indian rupee), as detailed in Note 5.4.b, gave rise to currency translation differences of EUR 33 million attributed to the parent company, relating primarily to the US dollar (EUR 33 million), Canadian dollar (EUR -12 million) and Indian rupee (EUR 18 million). In 2023, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Canadian dollar, US dollar, pound sterling and Indian rupee), gave rise to currency translation differences of EUR -83 million attributed to the parent company, relating primarily to the US dollar (EUR -52 million) and Canadian dollar (EUR -34 million). These translation differences are presented net of the effect of foreign currency hedging instruments contracted by the Group to offset this impact (Note 5.5).

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_375

Amounts transferred from other comprehensive income to the income statement: At December 31, 2024 This impact reflects the reclassification from other comprehensive income to results of the amounts accumulated in equity (EUR -15 million), related to currency translation differences (EUR 55 million) and derivatives hedging divestment transactions (EUR -84 million), highlighting the 19.75% HAH divestment, in addition to other divestments described in Note 1.1.5 (5% stake in IRB Infrastructure Developers, 24.78% stake in Grupo Serveo, S.L. and some equity-accounted availability toll road assets sale). At December 31, 2023 This reflects the impact of the reclassification from shareholders’ funds to results (under IAS 21) of the effect accumulated in reserves of the IRSs contracted to cover the bank borrowings obtained by Ferrovial SE in 2022 (which were voluntarily repaid in September 2023), in the amount of EUR -9 million after tax (positive impact on the income statement). This was partially offset by the reclassification to the income statement of the impact accumulated in reserves of the derivatives used to hedge the debt of Euroscut Azores, the toll road sold in December 2023, as indicated in Note 1.1.5, and the recycling impact of the pre-hedged bond issue initially planned for 2018 by Ferrovial Emisiones and cancelled in 2020, in the amounts of EUR 6 million after taxes (negatives effects on the income statement). Shareholder distributions: Scrip dividend: On April 11, 2024 Ferrovial´s Board approved another flexible shareholder distribution scheme whereby the shareholders may freely choose to receive new shares or an amount in cash, with a total cash impact of EUR 831 million, as follows: • Cash dividend. The impact related to shareholders that received the dividend in the form of cash payment during 2024 reached EUR 130 million, corresponding to the first scrip dividend on May 9, 2024 (EUR 48 million; EUR 58 million in July 2023), the second scrip dividend on November, 2024, (EUR 57 million; EUR 78 million in November 2023) and the final interim cash dividend on December 4, 2024 (EUR 25 million), on the back of forecast year-end cash levels, corresponding to EUR 0.0346 per share against Ferrovial's reserves. • Treasury shares repurchase. Additionally, and in parallel with the payment in cash, Ferrovial, to reduce the dilution effect of paying the scrip dividend in shares, has purchased 19,586,744 shares for an amount of EUR 701 million, with the aim of reducing share capital. • On May 9, 2024 Ferrovial SE announced an interim scrip dividend of EUR 0.3033 per Ferrovial share (4,719,782 new shares were issued compared to 5,051,417 new shares issued in July 2023). The dividend was payable in cash or shares at the choice of the shareholder, against Ferrovial's reserves. On June 19, 2024 Ferrovial announced the ratio of this interim scrip dividend, being one new Ferrovial share for every 120.2110 existing Ferrovial shares. 78.21% of the outstanding Ferrovial shares received the dividend in the form of new Ferrovial shares. • On November 5, 2024 Ferrovial SE announced an interim scrip dividend of EUR 0.4597 per Ferrovial share (7,402,412 new shares were issued compared to 8,193,687 new shares issued in November 2023). The dividend was payable in cash or shares at the choice of the shareholder, against Ferrovial's reserves. On December 11, 2024 Ferrovial announced the ratio of this interim scrip dividend, being one new Ferrovial share for every 80.694 existing Ferrovial shares. 82.66% of the outstanding Ferrovial shares received the dividend in the form of new Ferrovial shares. • Finally, and regarding the treasury shares purchased during 2023 and 2024, 23,250,608 shares were applied to the share capital reduction associated with the scrip dividend programs before mentioned, having an impact of -0.2 million on the shared capital. Share-based remuneration schemes: The impact of these remuneration schemes recognized in the Company's equity was EUR 13 million in 2024 (with a counterparty impact through income statement of EUR -13 million (Note 6.6.). As explained in Note 5.5, the Company has equity swaps hedging against the possible equity impact of these share-based remuneration schemes. The equity swaps had a positive fair value effect of EUR 17 million in 2024 on net financial income/(expense) (EUR 25 million in 2023). Other treasury shares repurchase As described in note 5.1.2.c., on August 23, 2024 Ferrovial SE announced a discretional repurchase program of it shares in accordance with the authorization granted by the Company´s General Shareholder´s Meeting held on April 11, 2024. The purpose was to repurchase Ferrovial shares in the context of different corporate actions (such as, for instance, employee share incentives, placement of shares in the market, or cancelling the repurchased shares) for a maximum of up to 30 million shares and a maximum investment amount of EUR 300 million. The program was authorized for the period from August 26, 2024 to February 28, 2025 (both inclusive). On December 13, 2024 Ferrovial SE announced the extension and increase of the discretional repurchase program of it shares, extending the duration of the program to May 30, 2025 (inclusive) and increasing the maximum investment amount under the program by EUR 300 million, bringing the total maximum amount of investment up to EUR 600 million. During 2024 7,169,540 shares were acquired giving rise to a total disbursement of EUR 272 million. Subordinated hybrid bond: In February 2023, and as a result of the reverse merger transaction described in Note 1.1.2, Ferrovial committed to repurchase its subordinated hybrid bond. As of June 2023, the company obtained acceptance of 94.28% of the amount of the issuance to which the offer was directed. Specifically, of the EUR 500 million that the placement amounted to, holders of a total of EUR 471 million accepted Ferrovial's early purchase proposal, leaving a balance of around EUR 29 million in short-term debt to be paid at end-June. The company executed the full cancellation of the bond and paid the remaining amount on August 7. Therefore, at the close of these financial statements, no balance is recorded in relation to this hybrid bond. This subordinated hybrid bond was treated as an equity instrument (IAS 32.16), as mentioned in Note 1.3.3., because the issuer did not have a contractual obligation to (i) deliver cash or another financial asset to another entity; or (ii) exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer. SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_376

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Scope changes related to the following transactions:

The impact in 2023 is explained by the completion of the sale agreement reached in June 2023 to sell 89.2% of the Azores toll road (Note 1.1.5).

5.1.2 Equity components

There follows an explanation of each equity item reflected in the consolidated statement of changes in equity:

a) Share capital

At December 31, 2024, fully subscribed and paid in share capital stood at EUR 7,295,600 (EUR 7,406,884 in 2023), corresponding to Ferrovial SE as the Groups´s parent holding company (see Consolidated Statement of Changes in Equity). Share capital consists of 729,559,951 ordinary shares (740,688,365 ordinary shares in 2023) in a single class with a par value of one euro cent each (EUR 0.01). Movements during the year, broken down in the following table, relate to the share capital increase and reduction transactions mentioned in the preceding section.

SHARES	NUMBER	PAR VALUE
Opening balance 01.01.2024	**740,688,365**	**7,406,884**
Scrip dividend	12,122,194	121,222
Share capital reduction	(23,250,608)	(232,506)
CLOSING SHARES 12.31.2024	**729,559,951**	**7,295,600**

SHARES	NUMBER	PAR VALUE
Opening balance 01.01.2023	**727,443,261**	**7,274,433**
Scrip dividend	13,245,104	132,451
Share capital reduction	–	–
CLOSING SHARES 12.31.2023	**740,688,365**	**7,406,884**

At December 31, 2024 the companies with an ownership interest of over 10% were Rijn Capital S.A.R.L., which held 21.31% of the shares and is controlled by the Chairman of the Company's Board of Directors, Rafael del Pino y Calvo Sotelo and TCI Fund Management Ltd., which held 10.03% of the shares. At December 31, 2023 the only company with an ownership interest of over 10% was Rijn Capital S.A.R.L., which held 20.56% of the shares.

At December 31, 2024, parent company's shares were traded on the Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. (the "Dutch Stock Exchange"), the Nasdaq in the United States and the Spanish Stock Exchanges. They all carried the same voting and dividend rights.

b) Share premium and merger premium

As commented in Note 1.1.2, the merger between Ferrovial, S.A. and Ferrovial International SE had no impact on a consolidated level, and only affected the breakdown of equity (see Consolidated Statement of Changes in Equity). This transaction gave rise to a merger share premium of EUR 4,426 million. The reduction in the share/merger premium in relation to the balance at January 1, 2023 is explained by the redemption of treasury shares agreed in the Buy-Back Program explained in the following section. Consequently, at December 31, 2023 the share premium and merger premium totaled EUR 4,316 million. At December 31, 2024 the share premium and merger premium reached EUR 4,316 million, as no other adjustments were accounted for against this heading. Both share premium and merger premium are classed as unrestricted reserves.

c) Treasury shares

Movements during 2024 and 2023 were as follows:

TRANSACTION PERFORMED/OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2023			**4,759,310**
Share capital reduction	19,586,744	(23,250,608)	(3,663,864)
Remuneration schemes	–	(511,587)	(511,587)
Other treasury shares repurchase	7,169,540	–	7,169,540
Balance at 12.31.2024	**26,756,284**	**(23,762,195)**	**7,753,399**

TRANSACTION PERFORMED/OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2022			**1,168,290**
Share capital reduction	3,900,000	–	3,900,000
Remuneration schemes	–	(308,980)	(308,980)
Balance at 12.31.2023	**3,900,000**	**(308,980)**	**4,759,310**

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_377

As commented in the Group's consolidated financial statements for the year ended December 31, 2023, on November 30, 2023 Ferrovial SE announced its decision to implement a treasury share buy-back program for a maximum of up to 34 million shares and a maximum investment of EUR 500 million, the purpose of which was a subsequent capital reduction by cancelling the repurchased shares. The program was authorized for the period from December 1, 2023 to May 1, 2024 (both inclusive). During 2024 10,355,493 shares were acquired giving rise to a total disbursement of EUR 361 million, while 1,900,000 shares were acquired in 2023 for a total disbursement of EUR 62 million. In addition to this program, over the course of 2023 2,000,000 of treasury shares were acquired with a total disbursement of EUR 52 million. On April 11, 2024, the Board approved a new buyback program for a maximum of 37 million shares and a maximum investment of EUR 500 million, the purpose of which was a subsequent capital reduction by cancelling the repurchased shares. The program was authorized for the period from May 2 to December 31, 2024, notwithstanding that Ferrovial reserved the right to terminate the program if, prior to that term, it had acquired shares under the program for either a price that reaches the maximum net investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. During 2024 9,231,251 shares were acquired giving rise to a total disbursement of EUR 339 million. In the General Shareholders' Meeting held on 11 April 2024, the Board informed that, in line with the shareholder remuneration policy carried out in previous years, the Board intended to implement one or more interim dividends in 2024 which would be distributed to the shareholders by way of a flexible dividend scheme (scrip dividend) for a cash equivalent amount of around EUR 550 million. In order to enable the Board to implement the scrip dividend scheme, the General Meeting approved: (i) the Board’s designation as the corporate body authorized to issue ordinary Company shares and to grant rights; and (ii) a limit on or exclusion of pre-emptive rights in connection with the issue and/or granting of rights to subscribe for ordinary Company shares, up to a maximum of 5% of the Company's issued share capital at the date of the 2024 General Meeting. Additionally, on August 23, 2024 Ferrovial SE announced a discretional repurchase program of it shares in accordance with the authorization granted by the Company´s General Shareholder´s Meeting held on April 11, 2024. The purpose was to repurchase Ferrovial shares in the context of different corporate actions (such as, for instance, employee share incentives, placement of shares in the market, or cancelling the repurchased shares) for a maximum of up to 30 million shares and a maximum investment amount of EUR 300 million. The program was authorized for the period from August 26, 2024 to February 28, 2025 (both inclusive). On December 13, 2024 Ferrovial SE announced the extension and increase of the discretional repurchase program of it shares, extending the duration of the program to May 30, 2025 (inclusive) and increasing the maximum investment amount under the program by EUR 300 million, bringing the total maximum amount of investment up to EUR 600 million. During 2024 7,169,540 shares were acquired giving rise to a total disbursement of EUR 272 million. Over the course of 2024, 26,756,284 treasury shares were acquired at an average price of EUR 36.34 per share giving rise to a payment of EUR 972 million (3,900,000 treasury shares at an average price of EUR 29.17 per share totaling EUR 114 million in 2023). The market value of the treasury shares held by Ferrovial at December 31, 2024 (7,753,399 shares) was EUR 315 million (EUR 157 million in 2023). d) Measurement adjustment reserves Measurement Adjustments Reserves refer to the cumulative impact at consolidated level of Other Comprehensive Income (OCI) items and other valuation adjustments different to OCI. The cumulative impact of Other Comprehensive Income reached EUR -534 million at December 2024, comprising the adjustments to currency translation differences accumulated in reserves (EUR -311 million), the adjustments due to hedging instruments (EUR 232 million) and the impact related to pension plans of group companies already divested (EUR -455 million), as Ferrovial decided, in accordance with IAS 19.122, not to transfer those amounts within equity. e) Retained earnings and other reserves This heading includes retained earnings and other reserves totaling EUR 2,536 million in 2024 (EUR 370 million in 2023). Adjustments relating to share-based remuneration schemes and the impact of the subordinated perpetual bond coupons and associated costs are also recognized under this heading. 5.1.3 Proposed distribution of 2024 profit/(loss) The Company posted a profit for 2024 of EUR 3,270 million. The Board of Directors proposed to the Company’s Annual General Meeting the following distribution of Ferrovial's individual profit/(loss), at December 31, 2024: Million EUR 2024 Profit/(loss) of Ferrovial SE. (individual company) 3,270 Distribution (million euros): Other reserves 3,270 5.1.4 Non-Group companies with significant ownership interests in subsidiaries. At December 31, 2024 and 2023, non-controlling interests in the share capital of the most significant fully-consolidated Group companies were as follows: SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_378

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

At December 31, 2024:

FERROVIAL GROUP SUBSIDIARY	NON-GROUP %	NON-GROUP SHAREHOLDER
TOLL ROADS		
Autopista Terrassa-Manresa, S.A.	23.72 %	Acesa (Autopista Concesionaria Española, S.A.)
LBJ Infrastructure Group Holding LLC	28.33%-17.07%	LBJ Blocker (APG)- Meridiam Infr. S.a.r.l. (MI LBJ)
NTE Mobility Partners Holding LLC	37.03 %	Meridiam Infrastrucuture S.a.r.l.
NTE Mobility Partners SEG 3 Holding LLC	28.84%-17.49%	NTE Segments 3 Blocker, Inc. (APG) - Meridiam Infraestructure NTE 3A/3B LLC
I-77 Mobility Partners, LLC	24.58%-3.18%	John Laing I-77 Holco Corp./Aberdeen Infr. Invest.
I-66 Mobility Partners, LLC	29.75%-14.55%	Meridiam Infrastrucuture S.a.r.l. - I-66 Blocker (APG)
CONSTRUCTION		
Budimex S.A.	9.8%-6.3%-33.8%	AVIVA OFE Aviva BZ WBK-Nationale Nederlanden OFE-Traded
AIRPORTS		
Dalaman	40.00 %	YDA Group

The financial highlights of the most significant Group companies in which there are non-controlling interests are as follows:

2024 (Millon euro)	ASSETS	LIABILITIES	SHAREHOLDERS' FUNDS	NET CASH POSITION	NET PROFIT/(LOSS)
Autopista Terrassa-Manresa, S.A.	573	138	436	8	25
LBJ Infrastructure Group Holding LLC	2,197	2,462	(265)	(1,959)	33
NTE Mobility Partners Holding LLC	2,128	2,117	11	(1,285)	101
NTE Mobility Partners SEG 3 Holding LLC	2,129	1,857	272	(1,581)	70
I-77 Mobility Partners, LLC	708	688	20	(450)	23
I-66 Mobility Partners, LLC	6,276	2,676	3,600	(1,672)	(4)
Budimex	1,907	1,565	342	726	74
Dalaman	717	428	289	(61)	35

The main movements under "Equity attributable to non-controlling interests" in 2024 were as follows:

Company (Million euro)	Balance at 12.31.2023	Profit/(loss)	Derivatives	Currency translation differences	Dividends	Share capital increase	Other movements	Balance at 12.31.2024
Autopista Terrassa-Manresa, S.A.	93	8	2	–	–	–	–	103
LBJ Infrastructure Group Holding LLC	(96)	28	–	(7)	(45)	–	–	(120)
NTE Mobility Partners Holding LLC	5	59	–	–	(61)	–	1	4
NTE Mobility Partners Segments 3 LLC	131	60	2	8	(75)	–	–	126
I-77 Mobility Partners, LLC	74	9	–	2	(79)	–	(1)	5
I-66 Mobility Partners, LLC	1,571	(3)	–	101	(70)	–	(4)	1,595
FAM Construction LLC (I-66)	–	(9)	–	2	–	22	(1)	14
Budimex	234	77	–	–	(111)	–	(4)	196
Dalaman	86	24	(1)	–	–	–	–	109
Others	15	(2)	1	–	(5)	–	4	13
TOTAL	**2,113**	**251**	**4**	**106**	**(446)**	**22**	**(5)**	**2,045**

The heading "share capital increase" reflects the impact of the increase in funds attributable to non-controlling interests of FAM Construction LLC amounting to EUR 22 million.

At December 31, 2023:

FERROVIAL GROUP SUBSIDIARY	NON-GROUP %	NON-GROUP SHAREHOLDER
TOLL ROADS		
Autopista Terrassa-Manresa, S.A.	23.72 %	Acesa (Autopista Concesionaria Española, S.A.)
LBJ Infrastructure Group Holding LLC	28.33%-17.07%	LBJ Blocker (APG)- Meridiam Infr. S.a.r.l. (MI LBJ)
NTE Mobility Partners Holding LLC	37.03 %	Meridiam Infrastrucuture S.a.r.l.
NTE Mobility Partners SEG 3 Holding LLC	28.84%-17.49%	NTE Segments 3 Blocker, Inc. (APG) - Meridiam Infraestructure NTE 3A/3B LLC
I-77 Mobility Partners, LLC	24.58%-3.18%	John Laing I-77 Holco Corp./Aberdeen Infr. Invest.
I-66 Mobility Partners, LLC	29.75%-14.55%	Meridiam Infrastrucuture S.a.r.l. - I-66 Blocker (APG)
CONSTRUCTION		
Budimex S.A.	9.8%-6.3%-33.8%	AVIVA OFE Aviva BZ WBK-Nationale Nederlanden OFE-Traded
AIRPORTS		
Dalaman	40.00 %	YDA Group

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_379

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024

The main financial statement aggregates of the most significant Group companies in which other shareholders own interests are as follows:

2023 (Millon euro)	ASSETS	LIABILITIES	SHAREHOLDERS' FUNDS	NET CASH POSITION	NET PROFIT/(LOSS)
Autopista Terrassa-Manresa, S.A.	590	196	394	18	27
LBJ Infrastructure Group Holding LLC	2,084	2,296	(212)	(1,828)	24
NTE Mobility Partners Holding LLC	1,967	1,954	13	(1,144)	102
NTE Mobility Partners SEG 3 Holding LLC	2,019	1,735	284	(1,471)	48
I-77 Mobility Partners, LLC	775	509	266	(183)	31
I-66 Mobility Partners, LLC	6,108	2,567	3,542	(1,469)	(20)
Budimex	2,029	1,616	413	874	80
Dalaman	710	478	232	(86)	(10)

The main movements under "Equity attributable to non-controlling interests" in 2023 were as follows:

Company (Million euro)	Balance at 12.31.2022	Profit/(loss)	Derivatives	Currency translation differences	Dividends	Share capital increase	Other movements	Balance at 12.31.2023
Autopista Terrassa-Manresa, S.A.	94	8	4	–	(13)	–	–	93
LBJ Infrastructure Group Holding LLC	(89)	20	–	3	(31)	–	–	(96)
NTE Mobility Partners Holding LLC	9	60	–	–	(64)	–	–	5
NTE Mobility Partners Segments 3 LLC	282	41	–	(6)	(216)	30	–	131
I-77 Mobility Partners, LLC	64	12	–	(2)	–	–	–	74
I-66 Mobility Partners, LLC	1,610	(16)	–	(49)	–	26	–	1,571
FAM Construction LLC (I-66)	(28)	(34)	–	–	–	60	–	–
Budimex	192	83	–	13	(54)	–	–	234
Dalaman	94	(7)	(2)	–	–	–	1	86
Others	11	2	–	(1)	(1)	–	3	15
TOTAL	**2,240**	**170**	**3**	**(42)**	**(379)**	**117**	**4**	**2,113**

5.2. CASH AND CASH EQUIVALENTS AND BORROWINGS

In order to aid understanding of the Group's financial performance, and as mentioned in Note 1.1.4, the Group analyzes cash and cash equivalents and borrowings for each corresponding period distinguishing between infrastructure project companies and ex infrastructure companies.

The main items forming the Group's cash and cash equivalents and borrowings, are described below.

5.2.1. Cash and cash equivalents

a) Cash and cash equivalents and restricted cash of infrastructure projects companies

The cash and cash equivalents of infrastructures project companies as at December 31, 2024 and December 31, 2023 stood at EUR 175 million and EUR 204 million, respectively.

Infrastructure project financing agreements often impose the obligation to arrange certain restricted accounts to cover short-term or long-term obligations relating to the payment of principal or interest on the borrowings and the infrastructure maintenance and operation.

Restricted cash is classified as short-term or long-term depending on whether it must remain restricted for less or more than one year. These funds are invested in highly-liquid financial products earning floating interest. The type of financial product in which the funds may be invested is also restricted by the financing agreements or, where no restrictions are stipulated, the decision is made on the basis of the Group's policy for the placement of cash surpluses.

For 2024:

Short-term balances, which amounted to EUR 18 million, are recognized under cash and cash equivalents in the balance sheet, whereas long-term balances totaling EUR 380 million are carried as financial assets. Therefore, short- and long-term restricted cash recognized at December 31, 2024 amounts to EUR 398 million and relates to the NTE Segment 3, LBJ, I-66 and NTE toll roads (EUR 22 million, EUR 12 million, EUR 57 million and EUR 281 million, respectively), as well as to other European concessions in the amount of EUR 26 million, primarily treatment plants in the United Kingdom, and the Autovía de Aragón toll road (EUR 9 million, EUR 17 million, respectively). The variation of EUR -228 million compared with December 2023 is explained by:

- A net decrease in the restricted cash amount of EUR -257 million (excluding exchange rate effects), essentially from the NTE toll road (EUR -70 million), I-66 (EUR -82 million) and the I-77 (EUR -101 million) due mainly to the distribution of dividends in these toll roads.
- The exchange rate effect reached EUR 29 million, mainly generated by US dollar fluctuations (Note 1.4).

Other cash and cash equivalents relate to bank accounts and highly-liquid investments subject to interest rate risk.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_380

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

For 2023:

Short-term balances, which amounted to EUR 31 million, are recognized under cash and cash equivalents in the balance sheet, whereas long-term balances totaling EUR 596 million are carried as financial assets. Therefore, short- and long-term restricted cash recognized at December 31, 2023 amounts to EUR 627 million and relates to the NTE Segment 3, LBJ, I-77, I-66 and NTE Mobility Partners toll roads (EUR 23 million, EUR 7 million, EUR 99 million, EUR 134 million and EUR 333 million, respectively), as well as to other European concessions in the amount of EUR 31 million, primarily treatment plants in the United Kingdom and the Autovía de Aragón toll road in Spain (EUR 14 million, EUR 17 million respectively).

Other cash and cash equivalents relate to bank accounts and highly-liquid investments subject to interest rate risk.

b) Cash and cash equivalents and restricted cash of ex-infrastructures projects

Cash and cash equivalents of ex-infrastructure project companies at December, 31 2024 and December, 31 2023 amounted to EUR 4,653 million and EUR 4,585 million, respectively. At December 2023, EUR 207 million denominated in Canadian dollars and the exchange rate risk affecting these cash and cash equivalents is fully hedged by forward derivatives.

At December, 31 2024, certain accounts totaling EUR 22 million (EUR 37 million at December, 31 2023) are restricted due mainly to the UK waste treatment business (Thalia). This is cash but is kept in escrow so that Thalia cannot access it without the Environment Agency's consent. When there is a need to pay for landfill aftercare in the future, the cash can be used at that time.

5.2.2. Borrowings

a) Infrastructure project companies

a.1) Breakdown by project, significant changes during the year and main features of the borrowings

There follows a breakdown of borrowings secured by the project cash flows, distinguishing between bonds and bank borrowings, short- and long-term, and changes during 2024 and 2023:

			2024			2023			Change 24/23
(Million euro)	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total
Long term	**5,198**	**3,058**	**8,256**	**4,441**	**3,412**	**7,852**	**758**	**(354)**	**404**
Toll roads	**5,198**	**2,707**	**7,905**	**4,441**	**2,937**	**7,378**	**758**	**(230)**	**528**
US toll roads	5,198	2,138	7,337	4,441	2,307	6,748	758	(169)	589
Spanish toll roads	-	564	564	-	611	611	-	(47)	(47)
Other concessions	-	5	5	-	19	19	-	(14)	(14)
Airports	-	-	-	-	**89**	**89**	-	**(89)**	**(89)**
Construction	-	**97**	**97**	-	**102**	**102**	-	**(4)**	**(4)**
Energy	-	**209**	**209**	-	**236**	**236**	-	**(26)**	**(26)**
Other	-	**44**	**44**	-	**48**	**48**	-	**(4)**	**(4)**
Short term	**1**	**142**	**143**	**1**	**62**	**63**	-	**81**	**81**
Toll roads	**1**	**38**	**39**	**1**	**31**	**33**	-	**7**	**7**
US toll roads	1	-	1	1	-	1	-	-	-
Spanish toll roads	-	24	24	-	17	17	-	6	6
Other concessions	-	14	14	-	14	14	-	1	1
Airports	-	**94**	**94**	-	**15**	**15**	-	**80**	**80**
Construction	-	**5**	**5**	-	**5**	**5**	-	**1**	**1**
Energy	-	**2**	**2**	-	**11**	**11**	-	**(9)**	**(9)**
Other	-	**3**	**3**	-	**3**	**3**	-	-	-
TOTAL	**5,199**	**3,200**	**8,400**	**4,442**	**3,473**	**7,915**	**757**	**(272)**	**485**

The following table shows, for 2024 movements in infrastructure project borrowings, broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as movements in borrowings due to the accrual of interest, which do not affect period cash positions.

(Million euro)	Dec. 2023	Increase/decrease with impact on cash flow	Foreign exchange effect	Impact of scope changes and other	Capitalized/ accrued interest	Dec. 2024
Infrastructures project borrowings	**7,915**	**70**	**472**	**(22)**	**(36)**	**8,400**

Infrastructure project borrowings increased by EUR 485 million in 2024 with respect to December 2023, mainly for the following reasons:

- Exchange rate effect amounting to EUR 472 million, mainly due to the appreciation of the US dollar against the euro.
- Increase of EUR 34 million in debt, excluding the foreign exchange effect and scope changes, relating primarily to the US projects and attributable to the debt drawn down by the I-77 toll road, capitalization of interest and to accrued unmatured interest.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_381

US toll roads NTE Mobility Partners, LLC Regarding NTE Mobility Partners, the total debt at December, 31 2024 reached USD 1,600 million were as follows: – A taxable bond issue of USD 871.1 million maturing in 2049 at a fixed interest rate of 3.92% and a PAB (Private Activity Bonds) issue of USD 331.8 million (at a fixed interest rate of 4.00% for USD 122.8 million and 5.00% for USD 209.0 million, repayable from 2030 to 2039). – USD 397 million in bonds issued in August 2023 at a fixed interest rate of 5.50%, repayable from 2052 to 2058, for the funding of the Mandatory Capacity Improvement project. NTE Mobility Partners Seg 3 LLC In relation to NTE Mobility Partners Seg 3 LLC the total debt at December 31, 2024 reached USD 1,578 million. This debt consists of: – The issuance of USD 265.9 million in PABs related to the debt of the 3A-3B segments at a rate of 5.00% fixed interest on USD 32.4 million, 5.13% on USD 22.5 million, 5.25% on USD 23.7 million, 5.38% on USD 64.7 million and 5.50% on USD 122.6 million. – A TIFIA loan in the amount of USD 437.7 million at a fixed rate of 3.84% at December 31, 2024 with final maturity in 2053. – Amount of USD 221 million drawn down in 2024 from the 5-year bonds. – The issuance of USD 653.9 million in PABs repayable from 2047 to 2058 at a fixed interest rate of 5.00% for the debt of segment 3C (total of USD 750 million including the issuance premium). LBJ Infr. Group LLC The total debt of this company at December 31, 2024 reached USD 2,007 million. This debt consists of: – A PABs issuance of USD 537.5 million (total of USD 615 million including the premium) at a fixed interest rate of 4.00%, repayable from 2030 to 2040. – Taxable bond issuance of USD 615.5 million (of which USD 7 million bears a fixed interest rate of 2.75% and matures in 2026, and USD 608.5 million bears a fixed interest rate of 3.80% and matures in 2057). – A TIFIA loan granted by the U.S. Federal Government, valued at USD 835.6 million as of December 31, 2024, with an amortization profile from 2035 to 2050, bearing a fixed interest rate of 4.22%. – A credit line maturing in 2027 with an interest rate of 4.51%, of which USD 18.0 million had been drawn as of December 31, 2024. I-77 Mobility Partners, LLC The total debt of I-77 Mobility Partners, LLC this company at December 31, 2024 reached USD 471 million. This debt consists of: – USD 100 million in PABs at a fixed rate of 5.00% maturing between 2026 and 2030. On April 25, 2024, the issuance of USD 371 million in Senior Secured Notes was completed, the proceeds of which were used to refinance the TIFIA debt, thereby increasing the average maturity of the outstanding debt. The Senior Secured Notes bear interest at a fixed rate of 6.57% and mature in 2051. – On April 26, 2024, the TIFIA debt was repaid in full. I-66 Mobility Partners, LLC Regarding I-66 Mobility Partners, LLC, the total debt of this company at December 31, 2024 reached USD 2,084 million. This debt consists of: – USD 737 million in PABs (a total of USD 800.4 million including the premium) at a fixed rate of 5.00%, maturing between 2047 and 2056. – A TIFIA loan balance of USD 1,346.9 million, of which USD 21.2 million had been prepaid as of December 31, 2024. This loan bears interest at a fixed rate of 2.8% and finally matures in 2057. Spanish toll roads Cintra Inversora Autopistas de Cataluña (Terrasa Manresa toll road) In relation to Cintra Inversora Autopistas de Cataluña , the total debt of this company at December 31, 2024 reached EUR 584,9 million. This debt consists of: – Tranches A and B amounting to EUR 264.9 million and EUR 280.3 million as of December 31, 2024, accruing interest at the 6-month EURIBOR rate +3.672% ++1.5% at year-end. Both tranches were fully utilized and fall due in 2035. – A liquidity tranche (tranche C) with a balance of EUR 39.7 million as of December 31, 2024 (the year-end interest rate is the 6-month EURIBOR +3.672% +1.5%). – It should also be noted that this company has an interest rate derivative with a notional amount of EUR 551.7 million, with a guaranteed interest rate of 5.2064% and maturity in 2035. The fair value of the derivative (recognized under “Derivative financial instruments”, Note 5.5) was EUR -83.4 million at the year- end 2024. SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_382

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Breakdown of other projects:

(Million euro)	2024 Long term	Short term	Total	2023 Long term	Short term	Total	Change 24/23
Autovía de Aragón	5	14	19	19	14	33	(14)
Dalaman International Airport	–	94	94	89	15	104	(10)
Conc. Prisiones Lledoners,S.A.	61	3	63	63	2	65	(2)
Depusa Aragón S.A.	22	2	24	24	1	25	(2)
Budimex Group	15	1	16	15	1	16	–
Parque Solar Casilla	–	–	–	20	3	23	(22)
Transchile Charrúa Transmisión, S.A.	105	–	105	91	8	99	5
Centella Transmisión, S.A.	105	2	106	125	–	125	(18)
UK Waste Treatment (Thalia)	44	3	47	48	1	49	(2)
TOTAL Other infrastructure project company borrowings	**356**	**119**	**474**	**494**	**44**	**538**	**(64)**

Other project borrowings decreased by EUR -64 million against December 2023 primarily in the Autovía de Aragón, Spanish toll road. Also noteworthy is Dalaman international airport, which waiver effective as of December 31, 2024, originally ending on February 28, 2025, has been extended to December 31, 2025. In December 2024, the airport´s borrowings (EUR 94 million) were reclassified from long-term to short-term.

On December 2024, Centella Transmisión S.A. carried out a refinancing operation in the amount of USD 112.6 million at a "Daily Compounded SOFR" rate, applicable to any business day of the U.S. government securities market during an interest period, with a maturity date of December 12, 2029. In addition, in December 2024, Centella also repaid the credit line with Ferrofin S.L., which at December 31, 2023 amounted to EUR 31 million.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_383

a.2) Maturities by currency and fair value of infrastructure project company borrowings At December 31, 2024 (Million euro) Currency Fair value 2024 Carrying amount 2024 2025 2026 2027 2028 2029 2030+ Total maturities Infrastructure project company obligations 3,574 5,199 1 8 1 215 1 4,704 4,930 TOLL ROADS 3,574 5,199 1 8 1 215 1 4,704 4,930 USD 3,574 5,199 1 8 1 215 1 4,704 4,930 EUR – – – – – – – – – Bank borrowings of infrastructure project companies 3,200 3,200 120 233 155 151 274 2,690 3,624 TOLL ROADS 2,745 2,745 98 104 130 122 133 2,565 3,152 USD 2,138 2,138 70 71 95 79 82 2,153 2,549 EUR 607 607 28 33 35 43 51 412 603 AIRPORTS 94 94 14 16 18 20 21 16 105 EUR 94 94 14 16 18 20 21 16 105 CONSTRUCTION 103 103 4 4 5 5 5 79 102 EUR 87 87 4 4 5 5 5 64 87 PLN 16 16 – – – – – 15 15 ENERGY 211 211 2 106 – – 109 – 216 EUR – – – – – – – – – USD 211 211 2 106 – – 109 – 216 OTHER 47 47 3 3 3 4 5 30 49 GBP 47 47 3 3 3 4 5 30 49 TOTAL INFRASTRUCTURE PROJECT COMPANY BORROWINGS 6,774 8,400 121 241 156 366 275 7,394 8,554 At December 31, 2023 (Million euro) Currency Fair value 2023 Carrying amount 2023 2024 2025 2026 2027 2028 2029+ Total maturities Infrastructure project company obligations 4,092 4,442 – 1 7 1 1 2,625 2,636 TOLL ROADS 4,092 4,442 – 1 7 1 1 2,625 2,636 USD 4,092 4,442 – 1 7 1 1 2,625 2,636 EUR – – – – – – – – – Bank borrowings of infrastructure project companies 3,473 3,473 76 60 285 61 169 4,782 5,434 TOLL ROADS 2,968 2,968 34 38 34 35 141 4,627 4,909 USD 2,307 2,307 3 – – – 97 4,154 4,253 EUR 661 661 31 38 34 35 44 473 656 AIRPORTS 104 104 10 14 16 18 20 37 115 EUR 104 104 10 14 16 18 20 37 115 CONSTRUCTION 106 106 4 4 4 5 5 84 106 EUR 91 91 4 4 4 5 5 69 91 PLN 15 15 – – – – – 15 15 ENERGY 295 295 28 5 230 3 4 34 304 USD 224 224 2 2 228 0 0 0 232 OTHER 49 49 3 3 3 3 4 34 49 GBP 49 49 3 3 3 3 4 34 49 TOTAL INFRASTRUCTURE PROJECT COMPANY BORROWINGS 7,565 7,915 76 61 292 62 171 7,407 8,070 At December 31, 2024 the difference between the total maturities of bank borrowings of EUR 8,554 million (EUR 8,070 million in 2023) and the carrying amounts recognized at December 31, 2024 in the amount of EUR 8,400 million (EUR 7,915 million in 2023) is explained mainly by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting rules. Thus, the accrued interest payable and the application of the amortized cost method had an impact of EUR 154 million (EUR 155 million in 2023), considering that the maturities of the borrowings do not include interest. The fair value reflected in the table above is calculated as follows: SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_384

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

- For fixed-rate bonds, subject to changes in value due to fluctuations in market interest rates: since they are quoted in an active market, the related market value is used.
- For fixed-interest bank borrowings, also subject to changes in value due to fluctuations in rates: future cash flows are discounted using a market interest rate, calculated using an internal valuation model.
- Lastly, for floating-rate bank borrowings: no significant differences are deemed to exist between the fair value of the borrowings and their carrying amount and therefore the carrying amount is used.

a.3) Information on credit limits and credit drawable for infrastructure projects

There follows is a comparative analysis of borrowings not drawn down at December 31, 2024 and 2023:

(Million euro)	Limit	Utilized	Drawable	2024 Debt recognized	Limit	Utilized	Drawable	2023 Debt recognized
Toll Roads	**8,091**	**8,082**	**9**	**7,945**	**7,545**	**7,545**	**-**	**7,410**
US toll roads	7,479	7,479	-	7,338	6,889	6,889	-	6,749
Spanish toll roads	593	584	9	587	623	623	-	628
Other concessions	19	19	-	19	33	33	-	33
Airports	**105**	**105**	**-**	**94**	**115**	**115**	**-**	**104**
Construction	**103**	**102**	**-**	**103**	**106**	**106**	**1**	**106**
Energy	**220**	**216**	**4**	**211**	**255**	**255**	**-**	**246**
Other	**49**	**49**	**-**	**47**	**49**	**49**	**-**	**49**
TOTAL BORROWINGS	**8,567**	**8,554**	**13**	**8,400**	**8,070**	**8,070**	**1**	**7,915**

a.4) Guarantees and covenants for project borrowings

The borrowings classified as project borrowings are without recourse to the project shareholders or with recourse limited to the guarantees given. The guarantees given by Ferrovial subsidiaries for project borrowings are described in Note 6.5, Contingent liabilities.

After reviewing the information reported by the businesses and conducting a subsequent review, we have concluded that there is no event of default for the fully-consolidated project companies as of December 31, 2024. In the case of Dalaman International Airport, there was a waiver effective as of December 31, 2024, originally ending on February 28, 2025. As this waiver ended before December 2025, the borrowings of the airport have been reclassified from long-term to short-term at December 2024. On February 17, 2025 the waiver has been extended to December 31, 2025.

At December 31 2023, all the fully-consolidated project companies fulfilled the significant covenants in force.

b) Ex-infrastructure projects

b.1) Breakdown of short- and long-term borrowings, changes during 2024 and main features

(Million euro)	Long term	Short term	2024 Total	Long term	Short term	2023 Total
Corporate bonds and debentures	1,773	518	**2,292**	2,270	320	**2,590**
Euro Commercial Paper	-	249	**249**	-	500	**500**
Corporate liquidity lines	60	252	**312**	296	-	**296**
Other borrowings	3	33	**36**	5	58	**63**
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES	**1,836**	**1,052**	**2,889**	**2,571**	**879**	**3,449**

The following table shows changes to ex-infrastructure project borrowings, broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as changes in borrowings due to the accrual of interest during 2024, which do not affect period cash positions:

(Million euro)	Dec. 2023	Increase/decrease with impact on cash flow	Foreign exchange effect	Impact of scope changes	Capitalized/accrued interest and other	Dec. 2024
Bank borrowings	3,449	(569)	19	-	(11)	2,888
Cross- currency swaps	13	-	(16)	-		(2)
Ex-infrastructure projects borrowings	**3,463**	**(569)**	**4**	**-**	**(11)**	**2,886**

b.1.1) Corporate debt

Corporate debt comprises the following debt instruments:

Corporate bonds:

The carrying amount totals EUR 2,292 million at December 31, 2024 (EUR 2,590 million at December, 31 2023). The breakdown is as follows:

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_385

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024

Issuance date	Nominal value (Million euro)	Maturity	Annual coupon
3/29/2017	500	3/31/2025	1.375%
5/14/2020	780	5/14/2026	1.38%
11/12/2020	500	11/12/2028	0.540%
9/10/2023	500	9/13/2030	4.375%

Regarding the variation in corporate bonds during 2024, the repayment of the bond issued in July 2014 and maturing in July 2024 (EUR 300 million) should be noted. All issues completed for 2017 and up to 2023 are admitted to trading on the AIAF fixed income market (Spain). All these issuances except the 2023 bond, are guaranteed by the Company. The bond issued by Ferrovial SE in 2023 is listed on Euronext Dublin.

Euro Commercial Paper:

This Euro Commercial Paper (ECP) issuance program has been renewed each year since 2018, with maturities between 1 and 364 days as from the issue date, allowing further diversification of capital market funding and more efficient liquidity management.

The notes outstanding during 2024 were issued under the EUR 1,500 million Sustainability Target STEP label compliant Euro-commercial paper program registered on July 31, 2023, at an average rate of 3.74% (2023: 3.13%). Regarding the notes outstanding as of December 31, 2024, the average cost were 3.17% (2023: 4.09%).

Regarding the movement during 2024, it is worth noting the variation in the Euro Commercial Paper issued at December 2024 closing (EUR 249 million) compared to December 2023 (EUR 500 million), representing a reduction of EUR -251 million.

Other corporate debt:

In July 2018, Ferrovial refinanced the liquidity facility and included sustainability criteria in the process for a maximum of EUR 1.100 million. The limit was reduced to EUR 788 million in 2024 and the balance can be drawn-down in EUR, USD, CAD and GBP.

EUR 250 million had been utilized at December 31, 2024 and 2023, and in order to cover possible interest rate and foreign exchange fluctuations affecting this amount, Ferrovial arranged cross currency swaps for USD 260 million, maturing in 2025 for an agreed equivalent value of EUR 250 million, the fair value of which amounts to EUR 1.49 million (EUR -13 million at December 31, 2023).

Additionally, Ferrovial has a credit line, fully draw down, for a total of EUR 60 million which matures in 2027 at a fixed rate of 0.425%.

The Group's liquidity stood at EUR 5,320 million and EUR 5,387 million (Note 5.4.d) at December 31, 2024 and 2023, respectively.

b.1.2) Information on corporate debt limits and drawable balances.

Set out below is a breakdown of corporate debt limits and drawable balances at December 31, 2024 and at December 31, 2023:

				2024				2023
(Million euro)	Limit	Utilized	Drawable	Consolidated debt	Limit	Utilized	Drawable	Consolidated debt
Bonds	2,280	2,280	0	**2,292**	2,581	2,581	0	**2,590**
Syndicated facility	788	250	538	**252**	900	250	650	**236**
ECPs	249	249	0	**249**	500	500	0	**500**
Credit lines	60	60	0	**60**	60	60	0	**60**
TOTAL CORPORATE DEBT	**3,377**	**2,839**	**538**	**2,852**	**4,041**	**3,391**	**650**	**3,386**

The variation in corporate debt compared to December 2023 (EUR -534 million) is explained mainly by the repayment of the bond issued in July 2014 and maturing in July 2024 (EUR 300 million) and by the lower volume of ECPs outstanding (EUR -251 million).

The Company's credit rating

The credit rating agencies Standard & Poor's and Fitch maintained their opinion regarding the financial rating of Ferrovial's corporate debt in 2024 and 2023, respectively rating it at BBB and BBB with stable outlook and, therefore, within the "Investment Grade" category.

b.1.3) Other borrowings

At December 31, 2024 "Other borrowings" of EUR 36 million (EUR 63 million at December 31, 2023) related primarily to Construction Division bank borrowings.

b.1.4) Information on limits and drawable balances of other borrowings:

Set out below is a breakdown of debt limits and drawable balances at December 31, 2024 and 2023:

				2024				2023
(Million euro)	Limit	Utilized	Drawable	Consolidated debt	Limit	Utilized	Drawable	Consolidated debt
Construction	131	17	114	14	163	26	137	13
Airports	-	-	-	14	-	-	-	31
Other	8	8	-	8	22	20	2	19
OTHER BORROWINGS	**140**	**26**	**114**	**36**	**185**	**46**	**139**	**63**

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_386

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

The differences between total bank borrowings and the carrying amount at December 31, 2024 and 2023 are explained mainly by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting rules.

b.2) Maturities by currency and fair value of borrowings excluding infrastructure project companies

At December 31, 2024

Borrowings (Million euro)	Currency	Fair value 2024	Carrying amount 2024	2025	2026	2027	2028	2029	2030+	Total maturities
Corporate debt		**2,830**	**2,852**	**999**	**780**	**60**	**500**	**-**	**500**	**2,839**
	EUR	2,830	2,852	999	780	60	500	-	500	2,839
Other borrowings		**36**	**36**	**2**	**9**	**12**	**2**	**1**	**-**	**26**
	EUR	7	7	-	-	-	1	-	-	1
	PLN	5	5	2	1	1	-	1	-	5
	CLP	7	7	-	-	7	1	-	-	8
	Other	17	17	-	8	4	-	-	-	12
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES		**2,866**	**2,889**	**1,001**	**789**	**72**	**502**	**1**	**500**	**2,865**

At December 31, 2023

Borrowings (Million euro)	Currency	Fair value 2023	Carrying amount 2023	2024	2025	2026	2027	2028	2029+	Total maturities
Corporate debt		**3,331**	**3,386**	**800**	**750**	**781**	**60**	**500**	**500**	**3,391**
	EUR	3,331	3,386	800	750	781	60	500	500	3,391
Other borrowings		**63**	**63**	**21**	**5**	**13**	**6**	**1**	**-**	**46**
	EUR	3	3	-	-	-	-	1	-	1
	PLN	9	9	1	5	2	1	-	-	9
	CLP	19	19	20	-	-	-	-	-	20
	Other	32	32	-	-	11	5	-	-	16
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES		**3,394**	**3,449**	**821**	**755**	**794**	**66**	**501**	**500**	**3,437**

The differences between the total maturities of borrowings and the carrying amounts of the debt at December 31, 2024 and 2023 are primarily explained by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting legislation (basically accrued interest payable and the application of the amortized cost method).

The fair value of bank borrowings excluding infrastructure project companies matches the related carrying amount because the borrowings are tied to floating market interest rates and therefore changes to the benchmark interest rates do not affect fair value.

As corporate debts are quoted in an active market, the related market value is used.

On this basis, the estimated total fair value of bank borrowings and bonds excluding infrastructure project companies at December 31, 2024 and December 31, 2023 amounted to EUR 2,866 million and EUR 3,394 million, respectively.

The 2025 maturities total EUR 1,001 million and relate to the ECPs (EUR 249 million), corporate bonds (EUR 500 million) and liquidity facility (EUR 250 million). The debt maturities do not include interest.

5.3. CASH FLOW

The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2024, 2023 and 2022.

(Million euro)	2024	2023	2022
Cash flows from operating activities ex tax payments	**1,485**	**1,433**	**1,084**
Tax payments	(192)	(170)	(82)
Cash flows from operating activities	**1,293**	**1,263**	**1,002**
Investment	(1,269)	(468)	(1,161)
Divestment	2,582	43	429
Cash flows from investing activities	**1,313**	**(425)**	**(732)**
Cash flows before financing activities	**2,606**	**838**	**270**
Cash flows from financing activities	**(2,567)**	**(1,305)**	**(316)**
Change in cash and cash equivalents	**39**	**(341)**	**(406)**

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_387

SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024

Cash flows from discontinued operations:

The cash flows from discontinued operations are included in the group reported cash flows. The following table shows the disclosure corresponding to the period 2024, 2023 and 2022:

2024-2022 (Million euro)	2024	2023	2022
Cash flows from operating activities ex tax payments	**–**	**–**	**20**
Tax payments	–	–	(1)
Cash flows from operating activities	**–**	**–**	**19**
Investment	–	–	(1)
Divestment	–	–	–
Cash flows before financing activities	**–**	**–**	**18**

5.4. . FINANCIAL RISK AND CAPITAL MANAGEMENT

The Group's businesses are affected by changes to financial variables, such as interest rates, exchange rates, inflation, credit, liquidity and equities.

The following are specific data on the Group's exposure to each of these risks and an analysis of the sensitivity to a change in the various variables, together with a brief description of the way in which each risk is managed.

a) Exposure to interest rate fluctuations

Ferrovial's businesses are exposed to interest rate fluctuations, which may affect the Company's net financial expense due to the variable interest on financial assets and liabilities, as well as the measurement of financial instruments arranged at fixed interest rates.

Ferrovial manages interest rate risk so as to optimize the financial expense borne by the Group and achieve suitable proportions of fixed- and variable-rate debt based on market conditions. Therefore, when interest rates are low, the Group seeks to fix future amounts at the ex-infrastructure project company level, although such hedging can affect liquidity in the event of cancellation.

At the infrastructure project company level, banks and rating agencies require a higher percentage of fixed-rate debt. These strategies are implemented by issuing fixed-rate debt or by arranging financial derivative hedges, a breakdown of which is provided in Note 5.5 Financial derivatives at fair value.

The accompanying tables show a breakdown of the Group's borrowings, indicating the percentage of borrowings that is considered to be hedged (either by a fixed rate or by derivatives).

BORROWINGS				2024				2023
(Million euro)	**Total debt**	**% debt hedged**	**Net exposed debt**	**Impact on profit/(loss) + 100 bps**	**Total debt**	**% debt hedged**	**Net exposed debt**	**Impact on profit/(loss) + 100 bps**
Ex-infrastructure project companies	**2,886**	**91%**	**255**	**3**	**3,463**	**92%**	**260**	**3**
Toll Roads	7,945	97%	237	2	7,410	99%	51	1
Airports	94	96%	4	–	104	100%	–	1
Construction	103	90%	10	–	106	91%	10	–
Energy	211	100%	–	–	246	93%	18	–
Other	**47**	**100%**	**–**	**–**	**49**	**93%**	**4**	**–**
Infrastructure project companies	**8,400**	**97%**	**251**	**2**	**7,915**	**99%**	**83**	**1**
Total borrowings	**11,288**	**96%**	**503**	**5**	**11,378**	**97%**	**343**	**4**

Accordingly, in the fully-consolidated companies, a linear increase of 100 basis points in market interest rate curves at December 31, 2024 and 2023 would increase financial expenses in the income statement by an estimated EUR 5 million (EUR 4 million at December 31, 2023), of which EUR 2 million (EUR 1 million at December, 31 2023) relates to infrastructure project companies and EUR 3 million (EUR 3 million at December 31, 2023) to ex-infrastructure project companies, entailing a net effect on Ferrovial's results of EUR 3 million (EUR 3 million at December 31, 2023) (expense).

The Group's cash amounted to EUR 4,828 million in 2024 (EUR 4,789 million in 2023), a large portion of it at variable rates, which meant an improvement in the financial result for the year.

It is also necessary to take into account changes in the fair value of the financial derivatives arranged, which are indicated in Note 5.5.

As regards these interest rate hedging instruments, a linear increase of 100 basis points in the market yield curves at December 31, 2024 would, in the case of the effective hedges, have a positive impact of approximately EUR 63 million on shareholders' funds attributable to the parent from fully consolidated companies (EUR 109 million at December 31, 2023), while a decrease of 100 basis points would have a negative impact of approximately EUR 54 million (EUR 41 million at December 31, 2023).

As a balancing entry for this impact, it should be noted that a drop in interest rates would trigger an increase in the value of the projects, through a lower discount rate.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_388

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

b) Exposure to foreign exchange fluctuations

Ferrovial regularly monitors net exposure to each currency over the coming years for dividends receivable, investments in new projects and potential divestments.

Ferrovial establishes its hedging strategy by analyzing past fluctuations in both short-term and long-term exchanges rates and has monitoring mechanisms in place, such as future projections and long-term equilibrium exchange rates. These hedges consist of foreign currency deposits or derivatives (see Note 5.5 for more details).

The following tables show, by type of currency, the value of assets, liabilities, non-controlling interests and shareholders' funds attributed to the parent company at December 2024 and 2023, adjusted to account for the above-mentioned currency forwards relating to each currency:

				DEC. 2024
Currency (Million euro)	**Assets**	**Liabilities**	**Parent company shareholders' funds**	**Non-controlling interests**
Euro	8,145	4,815	3,119	211
Pound sterling	602	382	219	1
US dollar	15,561	13,131	796	1,634
Canadian dollar	882	457	425	–
Australian dollar	289	215	74	–
Polish zloty	1,918	1,576	144	199
Chilean peso	251	132	120	–
Colombian peso	233	133	100	–
Indian rupee	1,026	3	1,023	–
Other	91	36	56	–
GROUP TOTAL	**28,999**	**20,879**	**6,075**	**2,045**

				DEC. 2023
Currency (Million euro)	**Assets**	**Liabilities**	**Parent company shareholders' funds**	**Non-controlling interests**
Euro	7,957	5,996	1,780	181
Pound sterling	715	477	237	1
US dollar	13,399	11,294	408	1,696
Canadian dollar	976	469	507	–
Australian dollar	269	225	44	–
Polish zloty	2,011	1,613	164	234
Chilean peso	301	191	110	–
Colombian peso	230	142	89	–
Indian rupee	380	4	376	–
Other	81	28	52	1
GROUP TOTAL	**26,318**	**20,439**	**3,766**	**2,113**

Note 1.4 contains a breakdown of year-end exchange rates. As a result of these changes, the impact of currency translation differences on equity at December 31, 2024 EUR was 33 million (EUR -83 million at December 31, 2023) for the parent company. A breakdown by currency is set out in Note 5.1.1.

After analyzing sensitivity to exchange rate effects, for 2024 Ferrovial estimates that a 10% depreciation in the value of the euro at the year-end against the main currencies in which the Group holds investments would have an impact on the parent company shareholders' funds of EUR 322 million, of which 35% would relate to the effect of the Indian rupee, 27% to the US dollar and 15% to the Canadian dollar.

Note 1.4 contains a breakdown of average exchange rates for 2024 and 2023. In this regard, the impact on the income statement of a 10% appreciation of the euro against other currencies would have amounted to a change of EUR 56 million in 2024 (EUR 52 million in 2023).

c) Exposure to credit and counterparty risk

The Group's main financial assets exposed to credit or counterparty risk are as follows:

(Million euro)	2024	2023	Var. 24/23
Investments in financial assets (1)	1,945	671	1,275
Non-current financial assets	1,297	1,310	(19)
Net financial derivatives (assets)	241	285	(44)
Trade and other receivables	2,223	1,677	525

(1) Included in cash and cash equivalents

- Ferrovial actively and continuously monitors counterparty risk affecting financial transactions and performs internal credit quality analyses on each of the financial institutions with which there is exposure. The Company´s internal policy for the investment of cash surpluses establishes the minimum counterparty risk as investment grade rating.
- The internal rules for managing cash surpluses impose maximum investment limits for each counterparty, based on objective criteria: minimum acceptable risk requirements for the investment of cash surpluses and limits on the amounts invested in line with the defined risk in each case. In addition, the Risk Department monitors each counterparty's performance and proposes appropriate protective or corrective measures depending on the specific circumstances.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_389

• Geographies: Ferrovial monitors trends in markets (geographies) where it has operations, as well as in its target markets. The Financial Risk Department proposes potential actions to be taken should changes in risk levels be expected in a particular geography or market. • Customers: Ferrovial analyses and monitors customer credit risk by means of an internal method used by all the Group companies to assign credit ratings to Ferrovial’s customers. d) Exposure to liquidity risk The Group has the necessary mechanisms in place to preserve the required liquidity through periodic procedures that take account of cash flow projections, cash needs, short-term collections and payments, and long-term obligations. Ex-infrastructure project companies At December 31, 2024, cash and cash equivalents amounted to EUR 4,653 million (EUR 4,585 million in 2023. At that date, undrawn credit lines totaled EUR 652 million (EUR 789 million in 2023), forwards hedging cash flows denominated in a currency other than the euro amounted to EUR -5 million (EUR -18 million in 2023) and long term restricted cash stood at EUR 21 million (EUR 32 million in 2023). Therefore, liquidity totaled EUR 5,320 million (EUR 5,387 million in December 2023). Infrastructure projects companies At December 31, 2024, cash and cash equivalents (including short-term restricted cash) amounted to EUR 175 million (EUR 204 million in 2023). Also, at that date undrawn credit lines stood at EUR 13 million (EUR 1 million in 2023), and were primarily arranged to cover committed investment needs. Liquidity (including long-term restricted cash) totaled EUR 557 million (EUR 817 million in December 2023). e) Equity risk exposure Ferrovial is exposed to the risk of fluctuations in its own share price. This exposure arises from equity swaps used to hedge against risks of appreciation of share-based remuneration schemes, the detail of which is shown in Note 5.5 to these consolidated financial statements. As the equity swaps are not classified as accounting hedges, the market value has an impact on profit or loss. Accordingly, a EUR 1 increase/ decrease in Ferrovial’s share price would have a positive/negative impact of EUR 2.8 million on Ferrovial’s net profit/(loss) in 2024. f) Exposure to inflation risk Most of the revenue from infrastructure projects is associated with prices tied directly to inflation. This is the case of the prices of both the toll road concession contracts and those of Heathrow. Therefore, an increase in inflation as is currently the case will increase cash flows from assets of this kind. The rise in inflation may have an adverse effect on operating margins under the construction contracts. However, a substantial part of the division's portfolio is protected against the effects of rising inflation due to the existence of price adjustment contract clauses linked to inflation in certain jurisdictions, such as Poland or, in certain contracts, such as in Spain. In the absence of such clauses, the risk is hedged by closing the main direct costs at the time of bidding. g) Capital management The Group aims to achieve a debt-equity ratio that makes it possible to optimize costs while safeguarding the capacity to continue managing recurring activities and the capacity to continue to grow through new projects in order to create shareholder value. With regard to borrowings, the Ferrovial Group seeks to maintain a level of indebtedness, excluding infrastructure project companies, so as to retain an investment grade credit rating. To achieve this, a clear and consistent financial policy has been established in which a relevant metric refers to the maintenance of an ex-projects net debt (borrowings less cash and cash equivalents) to EBITDA ratio, plus project dividends, of no more than 2x. 5.5. FINANCIAL DERIVATIVES AT FAIR VALUE a) Breakdown by type of derivative, movements, maturity dates and main features The table below includes the fair values of the derivatives arranged at December 31, 2024, as well as the maturity dates of the notional amounts to which the derivatives relate (maturities of notional amounts are shown as positive figures and already-arranged future increases are presented as negative amounts): SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_390

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

TYPE OF INSTRUMENT (Million euro)	(P) Proyecto	FAIR VALUE BALANCES AT 12/31/2024	NOTIONAL MATURITIES 2025	2026	2027	2028	2029 and beyond	TOTAL
ASSET BALANCES		**241**	**421**	**3**	**(1)**	**(1)**	**2,748**	**3,170**
Toll road Division index-linked swaps	P	134	(4)	(3)	(3)	(4)	89	76
Corporate cross-currency swaps		1	250	-	-	-	-	250
Toll road Division cross-currency swaps		41	-	-	-	-	1,850	1,850
Corporate interest rate swaps		1	-	-	-	-	165	165
Transchile and Centella interest rate swaps	P	19	2	2	-	-	320	324
Dalaman interest rate swaps	P	1	-	-	-	-	72	72
Toll road Division interest rate swaps	P	6	-	-	-	-	231	231
Corporate equity swaps		29	54	-	-	-	-	54
Construction Division interest rate swaps	P	2	1	3	2	3	20	29
Other derivatives		7	117	2	-	-	-	119
LIABILITY BALANCES		**(132)**	**2,584**	**40**	**35**	**43**	**566**	**3,268**
Toll road Division interest rate swaps	P	(84)	28	37	32	40	430	567
Toll road Division foreign exchange derivatives		(38)	975	-	-	-	-	975
Corporate foreign exchange derivatives		(4)	481	-	-	-	100	581
Airport Division foreign exchange derivatives		(3)	1,068	-	-	-	-	1,068
Thalia interest rate swaps	P	(2)	3	3	3	3	36	49
Other derivatives		(1)	29	-	-	-	-	29
TOTAL		**109**	**3,005**	**43**	**34**	**42**	**3,314**	**6,438**

(P) - project companies

The maturities of cash flows comprising the fair value of the derivatives are set out below:

TYPE OF INSTRUMENT (Million euro)	(P) Proyecto	FAIR VALUE BALANCES AT 12/31/2024	CASH FLOW MATURITIES 2025	2026	2027	2028	2029 and beyond	TOTAL
ASSET BALANCES		**241**	**35**	**(2)**	**(3)**	**(4)**	**270**	**296**
Toll road Division index-linked swaps	P	134	12	12	13	13	108	158
Corporate cross-currency swaps		1	2	-	-	-	-	2
Toll road Division cross-currency swaps		41	(19)	(19)	(19)	(19)	144	68
Corporate interest rate swaps		1	1	-	-	-	-	1
Transchile and Centella interest rate swaps	P	19	4	3	1	1	17	26
Dalaman interest rate swaps	P	1	1	-	-	-	-	1
Toll road Division interest rate swaps	P	6	2	2	2	1	-	7
Corporate equity swaps		29	29	-	-	-	-	29
Construction Division interest rate swaps	P	2	-	-	-	-	1	2
Other derivatives		7	2	-	-	-	-	2
LIABILITY BALANCES		**(132)**	**(57)**	**(16)**	**(13)**	**(12)**	**(38)**	**(139)**
Toll road Division interest rate swaps	P	(84)	(16)	(16)	(14)	(12)	(37)	(96)
Toll road Division foreign exchange derivatives		(38)	(38)	-	-	-	-	(38)
Corporate foreign exchange derivatives		(4)	(4)	-	-	-	-	(4)
Airport Division foreign exchange derivatives		(3)	(3)	-	-	-	-	(3)
Thalia interest rate swaps	P	(2)	-	-	-	-	(1)	-1
Other derivatives		(1)	4	-	-	-	-	4
TOTAL		**109**	**(23)**	**(18)**	**(16)**	**(16)**	**232**	**156**

(P) - project companies

Derivatives of project companies (P)

Interest Rate Swaps (IRS)

To hedge interest rate risk in infrastructure projects, the borrowings of which accrue variable interest (primarily Cintra Inversora Autopistas de Cataluña, S.A., Transchile, Centella, Autovía de Aragón, Depusa Aragón, Dalaman International Airport, and the UK waste treatment businesses, Thalia), the companies have contracted interest rate hedges on project debt, establishing a fixed or increasing interest rate, for a total notional amount of EUR 1,272 million at December 31, 2024. Overall, the fair value of these hedges has changed from EUR -39 million at December 2023 to EUR -58 million at December 2024.

In general, periodic hedge effectiveness measurements show that derivatives are effective, so changes in their fair value are recorded in reserves, amounting to EUR 16 million.

The movement in settlements, accruals and also in ineffectiveness, had an impact on net financial income/(expense) of EUR -1.19 million and on cash of EUR -0.46 million.

Index-linked swaps (ILS)

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_391

They relate solely to Autema, which arranged an index-linked swap fixing the annual inflation rate at 2.5% in 2008 to hedge revenue variability. The underlying hedged items are the toll flows and price compensation flows received by the Catalan Regional Government, which are inflation- adjusted. The rise in inflation during 2024 had an impact of EUR 12 million on reserves and a fair value impact of EUR 6 million on results. Derivatives of ex-project companies Interest rate swaps (IRS) The Group has interest rate swaps in Ferrovial SE, which contracted a pre-hedge to hedge the refinancing of a future bond for a notional amount of EUR 165 million. Cross-currency swaps (CCS) At December 31, 2024, Ferrovial SE recorded cross-currency swaps to hedge a corporate liquidity line in US dollars (Note 5.2.2). These instruments have a notional value of USD 260 million (EUR 250 million agreed equivalent value), mature in 2025 and have a fair value of EUR 1.49 million (EUR -13 million in 2023). The results of the effectiveness tests carried out show that the derivatives are effective. The change in fair value during the year had an impact of EUR -1 million on reserves, EUR 7 million on financial results and EUR -7 million on cash. In addition, the Cintra Infrastructure SE Company and 407 Toronto Highway BV have cross-currency swaps (CCS) hedging the fair value of their net investment in the US in USD and the investment in Canada in CAD. These instruments have a notional amount of EUR 1,712 million and EUR 139 million, a maturity in 2032 and a fair value of EUR 40 million and EUR 1 million. The result of the effectiveness tests carried out show that the derivatives are effective. The interest rate component of these derivatives, treated as a hedging cost, amounts to EUR 64 million and is recorded as reserves. As the coupons for the interest rate spread are paid, this cost is directly recognized as income. In addition, the impact of the investment hedges was EUR -109 million and is recognized as a translation difference. Foreign exchange derivatives (FX) There are foreign exchange hedges designed for the Group’s CAD investment. The notional amount is EUR 485 million at December 31, 2024 (CAD 732 million) (Note 1.3) and the fair value amount is EUR -5 million. Value changes are recognized under currency translation differences in the amount of EUR 23 million in 2024. Additionally, movements of settlements and accruals had an impact of EUR -6 million on the financial result and EUR -1 million on cash. There are also hedges of foreign currency risk, for the volatility of future cash flows in foreign currencies or assets denominated in foreign currencies (primarily the US dollar, pound sterling and Polish zloty). Their notional value stood at EUR 2,287 million at December 31, 2024, of which EUR 1,068 million relates to pounds sterling, EUR 976 million to the US dollar and EUR 142 million to the Polish zloty, they all expire in the short-term. Value changes are recognized as translation differences and amounted to EUR -45 million in 2024 (for effective derivatives). Options, which are not classified as accounting hedges, are recognized in net financial income/(expense) at fair value, entailing an expense of EUR -4 million during the year. Equity swaps (ES) The Company has arranged equity swaps hedging the potential financial impact of the exercise of share-based remuneration schemes granted to employees. These swaps contracted by the Company generally hedge its own shares, and are therefore treated as financial hedging derivatives but not as accounting hedges (speculative), so the change in fair value of these derivatives in recognized through the profit or loss as a fair value adjustment. These contracts are described below: • The calculation base comprises a given number of Ferrovial shares and a reference price, which is usually the share price on the execution date. • During the swap term, Ferrovial pays interest at a given interest rate (EURIBOR plus a spread to be applied to the result of multiplying the number of shares by the strike price) and receives remuneration equal to the dividends on those shares. • When the swap expires, if the share price has risen, Ferrovial will receive the difference between the arithmetic mean of the share price during the observation period and the reference price, multiplied by the number of shares contracted. Otherwise, Ferrovial will pay the difference to the financial institution. Its fair value at December 31, 2024 is EUR 29 million. The change in value during the year was due to the increase in Ferrovial’s share price from EUR 33 at December 31, 2023 to EUR 41 at December 31, 2024, entailing an impact of EUR 17 million under the income statement heading “Changes in the fair value of financial instruments”. The column “Impact on Net financial income/(expense)” includes the remuneration as income and the finance cost of these instruments as an expense in the amount of EUR -2 million (Note 2.6). The total impact of these instruments on cash resources amounted to EUR -6 million. At December 2024, these derivatives had a notional value equivalent to 2,042 thousand shares which, based on the strike price of the equity swaps (price at which they must be settled with the banks), represented a total notional amount of EUR 54 million. b) Main effects on the income statement and equity Set out below is a breakdown of the main derivatives arranged by fully-consolidated companies showing movements in fair values at December 31, 2024 and December 2023 and the effect on reserves, profit/(loss) and other balance sheet items: SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_392

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

TYPE OF INSTRUMENT (Million euro)	FAIR VALUE			EFFECTS						
	BALANCES AT 12/31/2024	BALANCES AT 12/31/2023	Var.	EFFECT ON RESERVES (I)	FAIR VALUE EFFECT ON PROFIT/ (LOSS) (II)	EFFECT ON FINANCIAL PROFIT/ (LOSS) (III)	CASH (IV)	EXCHANGE RATE (V)	OTHER EFFECTS ON BALANCE SHEET OR INCOME	TOTAL
Inflation derivatives	**134**	**115**	**19**	**12**	**6**	**4**	**(11)**	**–**	**8**	**19**
Cash flow hedge	134	115	19	12	6	4	(11)	–	8	19
Interest rate derivatives	**(57)**	**(39)**	**(17)**	**26**	**3**	**(1)**	**(1)**	**1**	**(45)**	**(17)**
Cash flow hedge	(57)	(39)	(17)	17	3	(1)	(1)	1	(36)	(17)
Fair value hedge	–	–	–	9	–	–	–	–	(9)	–
Cross-currency swaps	**42**	**58**	**(17)**	**77**	**(19)**	**7**	**12**	**(109)**	**15**	**(17)**
Cash flow hedge	1	(13)	14	(1)	–	7	(7)	–	15	14
Hedge of net investment in foreign operations	41	72	(31)	78	(19)	–	19	(109)	–	(31)
Fair value hedge	–	–	–	–	–	–	–	–	–	–
Foreign exchange derivatives	**(39)**	**(1)**	**(38)**	**(2)**	**(12)**	**(6)**	**65**	**(23)**	**(60)**	**(38)**
Fair value hedge	(5)	–	(5)	–	(1)	–	–	(4)	–	(5)
Hedge of net investment in foreign operations	(38)	(8)	(30)	–	(5)	(6)	–	(19)	–	(30)
Cash flow hedge	(2)	–	(2)	(2)	1	–	58	–	(59)	(2)
Speculative	6	7	(1)	–	(7)	–	7	–	(1)	(1)
Equity swaps	**29**	**20**	**9**	**–**	**17**	**–**	**(6)**	**–**	**(2)**	**9**
Speculative	29	20	9	–	17	–	(6)	–	(2)	9
TOTAL	**109**	**153**	**(44)**	**113**	**(5)**	**4**	**59**	**(131)**	**(84)**	**(44)**

Derivatives are recognized at market value at inception and at fair value at later dates. Changes in the value of these derivatives are recognized for accounting purposes as follows:

- Fair value changes during the year to the effective portion of cash flow hedging derivatives are recognized with a balancing entry in reserves (column I).
- Fair value changes to derivatives that do not qualify for hedge accounting or are deemed to be speculative are recognized separately as a fair value adjustment in the Group's income statement (column II).
- "Effect on net financial income/(expense)" (column III) reflects the effects of the financing of interest flows accrued during the year.
- The "Cash" column (IV) refers to net settlements of receipts and payments during the year.
- The effect of foreign exchange fluctuations on currency translation differences from December 31, 2023 to December 31, 2024 is also presented separately (column V).
- The "Other effects on balance sheet and income" column shows the effects on operating profit/(loss), net financial income/(expense) (exchange rate) and other effects not previously mentioned (column VI).

c) Derivative measurement methods

All the Group's financial derivatives and other financial instruments carried at fair value are included in Level 2 of the fair value hierarchy since, though they are not quoted on regulated markets, they are based on directly or indirectly observable inputs.

Most of the fair value measurements are made by the Company using a tool developed in-house based on market best practices. However, all the internal valuations are reconciled against the values indicated by the counterparty banks on a monthly basis.

Equity swaps are measured as the difference between the quoted share price on the calculation date and the unit settlement (strike) price agreed at inception, multiplied by the number of shares under the contract.

The other instruments are measured by quantifying net future flows of payments and receipts, discounted to present value, as specified below:

- Interest rate swaps (IRS): future flows tied to floating reference rates are estimated using market projections on the measurement date for each currency and settlement frequency. Each flow is discounted using the discount factors on the date of each settlement period and currency at the measurement date.
- Index-linked swaps (ILS): future flows are estimated by projecting the future behavior implicit in the market curves on the measurement date for each currency and settlement frequency, for both reference interest rates and reference inflation rates. As in the cases described above, the flows are discounted at rates obtained at the measurement date for each flow settlement period and currency.
- Cross-currency swaps (CCS): future flows tied to floating reference rates are estimated using market projections on the measurement date for each currency and settlement frequency. Each flow is discounted using the market zero-coupon rate corresponding to the settlement period and currency at the measurement date, taking account of cross-currency basis spreads. The present value of the flows in a currency other than the measurement currency is translated at the spot exchange rate prevailing at the measurement date.
- Foreign currency derivatives: as a general rule, future flows are estimated using the exchange rates and market curves associated with each currency pair (forward points curve), and each flow is discounted using the market discount rate corresponding to the settlement period and currency at the measurement date. For other more complex instruments (options, etc.), appropriate measurement methods are used for each instrument, taking into consideration the necessary market data.

Lastly, credit risk included when measuring derivatives under IFRS 9 is estimated as follows:

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_393

• To calculate the adjustments associated with own and counterparty credit risk (CVA/DVA), Ferrovial applies a method based on calculating the future exposure of the various financial products using Monte Carlo simulations. A probability of default and a loss given default is applied to this potential exposure based on the parties’ business and credit quality, as well as a discount factor based on the currency and term at the measurement date. • To calculate probabilities of default for the Ferrovial Group companies, the Financial Risks Department assesses the counterparty’s rating (company, project, etc.) using an in-house, rating agency-based method. This rating is used to obtain market spread curves for the currency and term in question (generic curves per rating level). • Probability of counterparty default is calculated using the companies’ CDS curves, if they are available. Otherwise, the CDS curves of a similar entity (proxy) or a generic spread curve per rating level are used. SECTION 5: CAPITAL AND FINANCING STRUCTURE INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_394

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

SECTION 6: OTHER DISCLOSURES

This section includes other notes required under the applicable legislation.

Note 6.5 stands out on contingent liabilities and assets, as it describes the main lawsuits in which Group companies are involved and the guarantees given. Special emphasis is placed on the guarantees given by ex-infrastructure project companies on behalf of infrastructure project companies.

Movements in liabilities other than current liabilities and borrowings, such as provisions (Note 6.3), are also analyzed.

6.1. DEFERRED INCOME

Deferred income breaks down as follows at December 31, 2024 and 2023:

(Million euro)	2024	2023	Var. 24/23
Capital grants	1,372	1,317	55
Other deferred income	3	17	(14)
TOTAL DEFERRED INCOME	**1,375**	**1,334**	**41**

Capital grants awarded by government bodies relate entirely to infrastructure projects in the Toll Roads Division at December 31, 2024 and 2023.

These grants are primarily related to the following toll road projects: EUR 510 million and EUR 486 million for NTE Mobility Partners in 2024 and 2023, respectively. EUR 429 million and EUR 407 million for LBJ Infrastructure Group, in 2024 and 2023, respectively. EUR 216 million and EUR 205 million for I-77 Mobility Partners, in 2024 and 2023, respectively and, lastly, EUR 205 million and EUR 204 million for NTE Mobility Partners Segments 3 LLC, in 2024 and 2023, respectively.

Amounts received by the US companies increased by EUR 86 million and decreased by EUR -41 million in 2024 and 2023 respectively, due to the US dollar's appreciation against the euro in 2024 and depreciation in 2023.

These capital grants are released to the income statement for each year at the same rate as the depreciation charged on the assets. As the charge estimated for the following 12 months is not significant, the balance as at December 31, 2024 is presented as non-current in the balance sheet. The impact of the grants on cash flows are presented as an increase in investments for 2024, 2023 and 2022.

The effect of these grants on cash flows is presented net of cash flows from investing activities.

6.2. EMPLOYEE BENEFIT PLANS

This heading reflects the deficit in pension and other employee retirement benefit plans. At December 31, 2024, the provision recognized in the balance sheet amounted to EUR 4 million and solely relates to Budimex (EUR 3 million at December 31, 2023).

6.3. PROVISIONS

The provisions recognized by the consolidated Group cover risks arising in the course of business. They are recognized using best estimates of the risks. This note provides a breakdown of all provisions disclosed separately on the liabilities side of the balance sheet. In addition to these items, other provisions net certain asset items and are disclosed in the specific notes on those assets.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_395

SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2024

Movements in long- and short-term provisions presented separately on the liabilities side of the balance sheet are set out below at December 31, 2024:

(Million euro)	LITIGATION AND TAXES	REPLACEMENTS AND UPGRADES, IFRIC 12	OTHER LONG-TERM RISKS	TOTAL NON-CURRENT PROVISIONS	SHORT-TERM PROVISIONS	TOTAL
Balance at December 31,2023	**156**	**86**	**26**	**268**	**1,011**	**1,279**
Scope changes and transfers	**(3)**	**17**	**(2)**	**13**	**1**	**14**
Charges:	**41**	**42**	**1**	**85**	**297**	**382**
Operating profit/(loss)	38	5	1	44	295	339
Net financial income/(expense)	–	–	–	–	2	2
Impairment and disposals	–	–	–	–	–	–
Corporate income tax	–	–	–	–	–	–
Fixed asset depreciation	3	37	–	40	–	40
Reversals:	**(8)**	**–**	**1**	**(8)**	**(252)**	**(260)**
Operating profit/(loss)	(4)	–	1	(4)	(252)	(256)
Net financial income/(expense)	–	–	–	–	–	–
Impairment and disposals	–	–	–	–	–	–
Corporate income tax	(4)	–	–	(4)	–	(4)
Fixed asset depreciation	–	–	–	–	–	–
Applications	**(6)**	**(7)**	**–**	**(13)**	**(114)**	**(128)**
Foreign exchange differences	**1**	**7**	**–**	**9**	**15**	**24**
Balance at December 31, 2024	**182**	**145**	**26**	**353**	**958**	**1,311**

Litigation and tax provisions

This includes the following provisions:

- Provisions to cover possible risks resulting from lawsuits and litigation in progress, amounting to EUR 97 million and EUR 71 million in 2024 and 2023, respectively, and largely relating to the Construction business (EUR 90 million in 2024 and EUR 68 million in 2023). This provision is recognized and reversed against changes to provisions in operating profit/(loss).
- Provisions for tax claims, amounting to EUR 85 million for both 2024 and 2023, arising in relation to local or central government duties, taxes or other levies as a result of the different possible interpretations of tax legislation in the various countries in which the Group operates (Note 6.5.1).

Provision for replacements under IFRIC 12

This heading includes provisions for replacement investments under IFRIC 12 (Note 1.3.3.2), totaling EUR 145 million and EUR 86 million in 2024 and 2023, respectively.

Provisions for other long-term risks

This heading includes provisions recognized to cover certain long-term risks other than those attributable to litigation or tax claims, such as third-party liability resulting from the performance of contracts, guarantees given and exposed to enforcement risk, and other similar items, which amounted to EUR 26 million at December 31, 2024 (EUR 26 million at December 31, 2023).

At December 31, 2024, it also contains the estimated cost of landfill closure and post-closure activities relating to Budimex and UK waste treatment businesses (Thalia). The provision is calculated based on a technical estimate of total landfill capacity consumed to date. It is recognized and reversed against changes to provisions in operating profit/loss, as and when the landfill closure costs are incurred. The balance recognized for this item at December 31, 2024 amounted to EUR 16 million.

Short-term provisions

This heading relates essentially to provisions for contracts with customers, such as provisions for deferred expenses (relating to construction project close-out costs under the contract), amounting to EUR 325 million and EUR 313 million in 2024 and 2023 respectively), and provisions for budgeted losses totaling EUR 531 million and EUR 606 million in 2024 and 2023 respectively.

Provisions for budgeted losses relate primarily to the Construction Division in the amount of EUR 504 million and EUR 561 million in 2024 and 2023 respectively, and the UK waste treatment businesses (Thalia) in the amount of EUR 26 million and EUR 46 million at December 31, 2024 and 2023, respectively.

The change during 2024 is explained by net provisions recognized in the Construction Division (EUR -17 million), basically in the Polish business, and to the application of provisions for budgeted losses in Colombia and US businesses (EUR -47 million). Additionally, also worth mentioning the impact in the UK waste treatment businesses (Thalia), explained by a provision recognition impact of EUR 16 million, offset by applications reaching EUR -37 million, mainly related to the Isle of Wight treatment plant.

For the accounting treatment of each provision, see Notes 1.3.3.3.and 1.3.3.4.v.

6.4. OTHER LONG-TERM PAYABLES

This heading mainly includes:

- Participating loans accruing interest granted by Spain's Central Government to Autovía de Aragón concession in the Toll Roads Division totaling EUR 57 million at December 31, 2024 and EUR 53 million at December 31, 2023.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_396

• Long-term loans from associates of the Toll Roads Division, amounting to EUR 4 million at December 31, 2024 and EUR 21 million at December 31, 2023. • Debt owed by Dalaman International Airport to the administration for the concession fee, which amounted to EUR 247 million in the long term at the year-end (EUR 276 million at December 31, 2023). • Net present value of contractual payments to the Department of Transportation in Virginia under the concession agreement on the I-66 project related to the transit funding payment and the support for corridor improvement, which amounted to EUR 915 million (EUR 865 million at December 31, 2023). 6.5.CONTINGENT LIABILITIES, CONTINGENT ASSETS AND COMMITMENTS 6.5.1.Litigation The Group is exposed to risks derived from the resolution of litigation of different kinds arising in the ordinary course of its business. When such risks are deemed to be probable, provisions are booked using the best estimate of the expected disbursements necessary to settle the obligations arising from such litigation. These provisions are set out in Note 6.3. When such risks are less likely to materialize, contingent liabilities arise. No significant liabilities are envisaged to have a material adverse effect on the Group other than those for which provisions have already been recognized. There are also contingent assets, meaning assets that could arise from various proceedings in progress. Assets of this kind are not recognized in the financial statements unless it is virtually certain that they will materialize, as required by accounting legislation. There follows a description of the most significant litigation in the Group's various business divisions. This includes those that may generate both liabilities or assets. a) Litigation and other contingent liabilities relating to the Toll Roads business. Ongoing litigation at December 2024 US Toll roads: NTE 35W On February 11, 2021 there was a multiple vehicle accident on the 35W Managed Lanes toll road in Fort Worth, Texas involving 133 vehicles and resulting in six deaths and multiple people injured. As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, which is 53.66% owned by Ferrovial, together with other Group Co-Defendant entities and several non-Group US companies, is a party in 29 of the claims that have been filed. Of these, three cases have been fully resolved and one additional case has been partially resolved by the parties. Discovery in the other cases is ongoing. One case has been set for trial starting on July 20, 2025. Following consultation with external legal advisors, the concession company expects no material impact even in the event of an unfavorable ruling, in view of the insurance policies in place. Therefore, no provision has been recorded to date in relation to this risk. Portugal: Auto-Estradas Norte Litoral, S.A. The insolvency estate of J. Gomes - Construções do Cávado, S.A., (the “J. Gomes Parent”) filed a civil lawsuit against Cintra Infrastructures SE (“CISE”) seeking the invalidity of its purchase of shares in Auto-Estradas Norte Litoral, S.A. ("AENL”) (the “AENL Shares”) by CISE from J. Gomes – Concessões Norte, Unipessoal, Lda. (the “J. Gomes Subsidiary”), a fully-owned subsidiary of J. Gomes Parent. J. Gomes Parent initiated proceedings against both CISE and J. Gomes Subsidiary on the basis that the purchase price paid by CISE was lower than the fair market value of the AENL Shares. J. Gomes Subsidiary is not an insolvent entity (unlike the claimant, J. Gomes Parent). CISE acquired the AENL Shares from J. Gomes Subsidiary and the rest of the minority shareholders of AENL, paying the same price per share to all shareholders. The claimant, J. Gomes Parent has requested that (i) CISE return to the claimant (a) the AENL Shares and (b) an amount corresponding to the total dividends received in connection with those shares since the date on which the sale took place; and (ii) the claimant be allowed to pay a small fraction of the price received by the J. Gomes Subsidiary from CISE for such AENL Shares, with the remainder of the price to be claimed by CISE as a common creditor under the J. Gomes Parent insolvency proceedings. The Company estimates the value of the claim, including accrued legal interest, which although not yet claimed, may be requested in connection with the proceedings by J. Gomes Parent, to be an amount under EUR 10 million. The Company believes, after consultation with external legal advisors, that its position is reasonable and therefore has not recorded a provision in relation to this risk. b) Litigation relating to the Construction business The Construction Division is involved in several ongoing legal proceedings, relating principally to potential construction defects in the building work it has completed and claims for civil liability. As indicated in Note 6.3, as of December 31, 2024, provisions amounting to EUR 90 million had been recorded in relation to these proceedings. The provision for each of the lawsuits corresponds to the best estimate made by Ferrovial on the possible impact of the same. Below is a description of the most relevant lawsuits. Ongoing litigation at December 2024 Construction business Spain CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_397

In 2019, the Spanish National Markets and Competition Commission (CNMC) initiated penalty proceedings against Ferrovial Construcción, S.A. and other construction firms for alleged anti-competitive behavior. On July 6, 2022, the CNMC issued a resolution finding that Ferrovial Construcción S.A. had committed a “very serious infringement” of Article 1 of Law 15/2007, of July 3, 2007, on the Defense of Competition and Article 101 of the European Union Treaty, and imposing a fine of EUR 38.5 million. Ferrovial Construcción, S.A. filed a contentious-administrative appeal against the CNMC’s resolution in the Spanish National High Court on October 4, 2022. The claim also requested a precautionary measure staying enforcement. On December 9, 2022, the Spanish National High Court agreed to suspend the resolution issued by the CNMC’s Competition Court, pending its decision on the contentious-administrative appeal. The Group considers the outcome of this lawsuit is unlikely to be unfavorable and therefore no amount has been provisioned in this respect. D4R7 project (Slovakia) There are three proceedings under way: Criminal Investigation for Alleged Environmental Risks and Damage in Connection with the Exploitation of Plots of Land in Jánošíková. In June 2019, the Provincial Headquarters of the National Police in Bratislava (Slovakia) initiated a criminal investigation ex officio against D4R7 Construction s.r.o., the joint venture established to carry out the D4R7 toll road construction project in Bratislava, which was formed by Ferrovial and PORR (with 65% and 35% stakes in the joint venture, respectively). The grounds for the investigation are alleged environmental risks and damage, as defined in the Slovakian Criminal Code, due to an alleged failure to obtain the necessary permits to excavate dirt from two plots of land in Jánošíková, Slovakia. The alleged damages were quantified at EUR 8.7 million. The two plots requiring the environmental permits do not form part of the toll road site layout, although materials extracted from the plots were used to construct the project pursuant to agreements with the owners, who incurred no environmental damage. The excavation work, which also included obtaining the property owners’ consent, as well as the necessary environmental permits to extract the dirt material, was subcontracted to a local company specialized in this type of work. The matter is ongoing and a variety of filings against the alleged charges, including expert reports, have been submitted. In November 2023, the court rejected the indictment, ruling that formal errors were committed during the investigative phase, and returned the matter back to the prosecutor. The prosecutor has appealed the decision. The Group considers improbable that the investigation will give rise to risk and, therefore, no provision has been set aside with respect to this dispute. Criminal Investigation for Alleged Hazardous Substances and Environmental Damage in Connection with the Exploitation of Plots of Land in Blatná na Ostrove On June 2, 2023, the Presidium of the Police Force for the National Center of Special Types of Criminality, the division investigating hazardous substances and environmental crimes, filed charges against D4R7 Construction s.r.o. for an alleged crime of “endangering and damaging the environment” in violation of Section 300(1) of the Slovak Criminal Procedure Code. The charges allege that, between May and December 2018, D4R7 Construction s.r.o. caused environmental damage quantified at EUR 6.6 million on certain protected parcels of land located in Blatná na Ostrove by extracting more than 200,000 tons of dirt without a permit. D4R7 disputes these charges and has filed responsive pleadings and reports. The pre-trial investigative phase of this matter has concluded and the matter has been submitted to the court for review. The court will next decide whether there is sufficient evidence to support the allegations and if all legal requirements have been met. The Group considers improbable that the investigation will give rise to risk and, therefore, no provision has been set aside with respect to this dispute. Criminal Investigation for Alleged Unauthorized Handling of Waste at an Embankment in Jarovce. The Police Force in Bratislava (Environmental Division) has pressed charges against D4R7 Construction s.r.o., for alleged unauthorized handling of waste under the Slovak Criminal Code. The allegation relates to the use of recycled dirt material for the construction of a road embankment without proper permits. The recycled material was purchased from local suppliers specialized in this type of material and no environmental damage occurred due to its use. If found responsible, D4R7 could face a fine, likely in the low six figures. Numerous pleadings and expert reports have been submitted by the parties, and the matter is expected to proceed to trial. To date, however, the court has not scheduled hearings to commence. The Group considers improbable that the investigation will give rise to risk, and therefore, no provision has been set aside with respect to this dispute. Bucaramanga Project (Colombia) In December 2023, the National Infrastructure Authority (NIA) of Colombia imposed a fine for project delays on the concessionaire for the Ruta del Cacao project, Concesionaria Ruta del Cacao, S.A.S. The fine flows on a “back-to-back” basis to Consorcio Ferrocol Santander (CJV), the entity responsible for the construction of the project in which Ferrovial Construcción has a 70% stake. On January 13, 2025, the NIA ratified the fine amount, making it due and payable in February 2025. The concessionaire and CJV have initiated a proceeding seeking a declaration of force majeure. If the proceeding is successful, the NIA would be compelled to reduce and potentially nullify the fine amount. We expect a decision by June 2025. The impact of this delay and the associated costs have been considered in the provision for future losses in 2024 (also in 2023) relating to this project. SECTION 6: OTHER DISCLOSURES INTEGRATED ANNUAL REPORT 2024 INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_398

I-66 project (USA) In 2016, FAM Construction, LLC (in which Ferrovial Construction US Corp. holds a 70% interest and Allan Myers VA holds a 30% interest) was awarded the design and construction of the Interstate 66 Outside the Beltway project. In June 2024, project completion was agreed with the Virginia Department of Transportation. FAM Construction, LLC filed a lawsuit in January 2024 related to costs incurred due to the COVID-19 pandemic and associated matters. These claims have been considered in the calculation of the Group’s future loss provisions in accordance with IFRS 15. Power unit in Turów (Poland) On January 17, 2025, Budimex S.A. received a lawsuit claiming EUR 248.2 million in liquidated damages and other damages for, among other things, reduced availability of the power unit and alleged delays in the remediation of disputed defects. The action was brought by the state- owned energy producer, PGE Górnictwo i Energetyka Konwencjonalna S.A. against the consortium responsible for the construction of a new power unit at the Turów Power Plant. The consortium comprises Mitsubishi Power Europe GmbH (52.84%), Técnicas Reunidas, S.A. (23.58%) and Budimex, S.A. (23.58%). Taking into account the amount claimed and the associated costs involved with defending this lawsuit, the putative risk has been duly provisioned in accordance with Budimex's share in the consortium. Matters previously reported FBSerwis (Poland) We previously reported on a broad investigation by the Polish Central Anticorruption Office into alleged tax fraud and money laundering, invoice forgery, and bribery that implicated two past members of the Management Board of FBSerwis, S.A., a subsidiary of Budimex. As previously reported, these individuals were dismissed by FBSerwis, S.A. and their employment terminated. The investigation appears to have been completed with respect to Budimex with no further developments related to the company. I-285/SR400 Improvement Project (USA) It was previously reported that North Perimeter Contractors, LLC whose sole member is Ferrovial Construction US Corp. had initiated upstream claims stemming from client-directed changes, weather events and other issues. These claims have been amicably resolved. c) Litigation and other contingent liabilities relating to the Energy business Ongoing contingent liabilities at December 2024: Centella Project (Chile) In 2018, the Republic of Chile awarded the design, construction and operation of a new 252km, 220KV- 580 MVA-double circuit transmission line ("Centella Project") to Centella Transmisión S.A. (an indirect wholly owned subsidiary of Ferrovial SE). The project commenced operation on June 27, 2024 as formally acknowledged by the relevant authority on January 15, 2025. Pursuant to restated terms of the award, commencement of operations of the transmission line should have occurred no later than January 15, 2024, but during construction, the project suffered certain delays due to unforeseen circumstances, including different force majeure events. In particular, on August 26, 2024, an extension of the final milestone (CoD) of the contract was successfully granted by the Ministry of Energy as a consequence of one of those force majeure events. Out of the different force majeure events requested by Centella Transmisión S.A. to the Ministry of Energy, there are -as of today- two proceedings still pending, whose outcome could enable the Authority to call a guarantee bond and may apply certain penalties under the contract. Although force majeure must be evaluated on a case-by-case basis, the Ministry of Energy has granted in the past different extensions of milestones due to force majeure events in the Centella Project and in other transmission projects in Chile. As of December 31, 2024, the Group has recognised a provision to cover the estimated risk arising from this contingency. d) Tax-related litigation Ongoing litigation at December 2024: As indicated in Note 6.3, Ferrovial has recorded provisions for taxes in its balance sheet for a total amount of EUR 84 million, EUR 85 million and EUR 200 million at December 31, 2024, 2023 and 2022, respectively. These provisions essentially relate to ongoing litigation arising from tax assessments raised following tax audits in Spain for a disputed sum of EUR 200 million, EUR 207 million and EUR 332 million for 2024, 2023 and 2022 respectively, the most significant amounts relating to corporate income tax (CIT) and VAT for the periods 2002 to 2019. Tax proceedings related to the tax amortization of financial goodwill on the acquisitions of Amey and Swissport We are currently in ongoing litigation proceedings related to the tax amortization of financial goodwill paid on the acquisitions of Amey and Swissport. On September 27, 2023, the European General Court issued a ruling overturning the European Commission’s October 15, 2014, decision, which considered the Spanish tax depreciation of financial goodwill with respect to the indirect acquisition of non-resident companies to be “state aid” incompatible with the EU Treaty. The European General Court’s ruling upheld the appeals of Spain and several Spanish companies, including Ferrovial, finding that the European Commission’s decision violated the principles of legal certainty and protection of legitimate expectations. On December 14, 2023 the European Commission logged its appeal against this ruling before the Court of Justice of the European Union (C-780/23 P). The proceeding is currently ongoing. CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_399

SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2024

As the Group considers there are sound grounds supporting its procedural stance in this proceeding, no provision has been recorded as of December 31, 2024. However, if the final ruling is unfavorable for the Group there will be an adverse effect of EUR 87.6 million on the Group's income statement in relation to additional Spanish CIT for FY 2002 to 2022. The maximum amount payable in connection with a potential unfavorable result would be EUR 42.0 million, as the remainder has already been settled by the Group. In case of a favorable ruling for the Group, the Spanish Tax Agency must refund the initially claimed and paid amounts (EUR 45.5 million).

Unconstitutional Royal Decree-Law 3/2016

On January 18, 2024, the Spanish Constitutional Court announced its ruling related to Royal Decree-Law 3/2016 (RDL 3/2016), on tax measures aimed at the consolidation of public finances, which amended corporate income taxation by limiting the offsetting of net operating losses (25% current limit versus 70% prior to RDL 3/2016), establishing limits on the application of double taxation deductions and forcing the inclusion in the tax base of impairment losses on portfolio investments deducted in previous years.

The Spanish Constitutional Court ruling resolves that the use of the Royal Decree-Law is not suitable for amending the essential elements of Corporate Income Tax (CIT), and that this practice infringes constitutional requirements. Based on the aforementioned grounds, the Spanish Constitutional Court overturned RDL 3/2016, which is considered null and void. The Company filed several lawsuits with respect to its CIT assessment for tax years 2016 through 2023 based on the same argument.

Based on the Spanish Constitutional Court ruling, the Company believes it is almost certain it will obtain a favorable ruling in its proceedings, with the expected amount to be recovered by the Group in relation to years 2016 to 2023 amounting to EUR 30.6 million, which has been recorded in 2024 consolidated financial statements.

6.5.2. Guarantees

a) Bank guarantees and other guarantees issued by insurance companies

In the course of business, the Group is exposed to possible risks the materialization of which is uncertain, relating to liability under the various contracts entered into in its business divisions.

The Group obtains bank guarantees and other guarantees issued by insurance companies to cover potential liabilities arising in the course of business. At December 31, 2024, the balance amounted to EUR 8,260 million (EUR 8,533 in 2023).

The following table contains a breakdown of the risk covered in each business area:

(Million euro)	Dec. 2024	Dec. 2023
Construction	7,074	7,013
Toll Roads	476	404
Airports	355	799
Energy	199	66
Other	157	251
TOTAL	**8,260**	**8,533**

The EUR 8,260 million, by type of instrument, relates to: i) EUR 2,888 million in bank guarantees; ii) EUR 4,666 million in guarantees provided by bonding agencies and iii) EUR 706 million in bank guarantees provided by insurance companies.

These guarantees cover the liability to customers for the proper performance of construction or services contracts involving Group companies; the guarantee would be enforced by the customer were a project not carried out.

Despite the significant amount of these guarantees, the impact that might arise is very low, since the Group companies perform contracts in accordance with the terms and conditions agreed upon with the customers and recognize provisions within the results of each contract for potential risks that might arise from such performance (Note 6.3).

Lastly, of the total amount of the Group's bank guarantees for continuing operations listed in the above table, EUR 359 million secures commitments to invest in the capital of infrastructure project companies, mainly JFK-NTO (Note 6.5.3).

b) Guarantees given by Group companies for other Group companies

As indicated previously, in general guarantees are provided among the Group companies to cover third-party liability arising from contractual, commercial or financial relationships.

Although these guarantees do not have any effect at the Group's consolidated level, there are certain guarantees provided by ex-infrastructure project companies to infrastructure project companies (Note 1.1.4) which should be noted due to the classification of project borrowings as non-recourse debt (see Note b.1). Contingent capital guarantees).

Other guarantees have also been given to equity-accounted companies (see b.2. below).

b.1) Guarantees provided by ex-infrastructure project companies to infrastructure project companies to secure borrowings, which could give rise to future additional capital disbursements should the guaranteed events take place (contingent capital guarantees).

Two types of guarantees are given by ex-infrastructure project companies to infrastructure project companies:

- Guarantees securing the proper performance of construction and service contracts (Note 6.5.2.a).

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

- Guarantees related to risks other than the correct performance of construction and service contracts, which could give rise to future additional capital disbursements should the guaranteed events take place (some of which are also included in note 6.5.2.a) because they are bank guarantees).

The latter guarantees are explained in further detail in this section since, as mentioned in Note 5.2. on cash and the cash equivalent and borrowings, infrastructure project company borrowings are without recourse to the shareholders or with limited recourse to the guarantees provided and, therefore, it is relevant to distinguish the guarantees which, should the guaranteed event occur, could be enforced and lead to payments to the infrastructure project companies or the holders of their debt, other than the committed capital or investment mentioned in Note 6.5.3. They are referred to as contingent capital guarantees.

The detail, by beneficiary company, purpose and maximum amount, of outstanding guarantees of this nature at December 31, 2024 relating to fully consolidated infrastructure project companies, is as follows. It should be noted that these amounts relate to Ferrovial share:

BENEFICIARY COMPANY (PROJECT)	GUARANTEE PURPOSE	Dec. 2024
Conc. Prisiones Lledoners	Technical guarantee to repay amounts to the bank in the event of termination of the contract. Does not cover insolvency (default) or breach by the awarding entity	62
Centella	Bank guarantees to cover the achievement of various milestones and payment of any fines during the initial execution period. PCG to cover the liquidity gap up to EUR 20 million	50
TOTAL GUARANTEES FOR FULLY-CONSOLIDATED INFRASTRUCTURE PROJECTS		**111**

b.2) Other guarantees given to waste treatment plant companies (Note 3.2.)

The "Thalia" Group operates waste treatment facilities at Allerton, Cambridge, Milton Keynes and Isle of Wight in the UK with the majority of the facilities operated under concession contracts with different local authorities. The four concessions contracts represent the majority of our waste management operations and are expected to expire between 2026 and 2043.

The guarantees given by various Group companies totaled GBP 295 million in 2024. The guarantees are limited but the limitations do not apply in the event of liability arising in certain scenarios including from death or personal injury, fraud, willful misconduct and / or criminal conduct or abandonment.

In recent years, the plants have had issues in both the construction phase and the commissioning and operation phase, particularly in the case of Milton Keynes and the Isle of Wight plants. As indicated in Note 6.3., at year-end 2024, the Group recognized a provision for future losses relating to these plants in the amount of GBP 22 million (GBP 40 million as of December 31, 2023). The provision does not include business overheads estimated at GBP 8 million per annum.

c) Guarantees given in divestment processes

The sale agreements entered into during the divestment of the former Services Division include various guarantees given to the buyers in connection with a number of potential lawsuits or litigation in progress on the transaction dates.

Guarantees that met the relevant requirements of accounting legislation (IAS 37) were provisioned at the year-end. These provisions amount to EUR 19 million.

The main guarantees are as follows:

Litigation relating to the penalty proceedings opened by the Spanish National Markets and Competition Commission (CNMC) in relation to the road maintenance sector:

In July 2019, the CNMC initiated penalty proceedings against Ferroser Infraestructuras, S.A. (currently Serveo Infraestructuras S.A.), as well as against other companies in the sector, due to alleged anti-trust practices during tendering for maintenance and operations services for the State Road Network, arranged by the Ministry of Public Works.

In August 2021, notice was received of a Resolution by the CNMC's Board declaring a very serious infringement of Article 1 of the Spanish Competition Law (LDC) and Article 101 of the Treaty on the Functioning of the European Union (TFUE). The Board imposed a fine of EUR 5.7 million.

A contentious-administrative appeal was filed against the resolution at the National High Court. In December 2021, notification was received of the admission of the appeal. On February 22, 2022, notification was received of the decision to suspend the penalty resolution in relation to both the fine and the prohibition on contracting. The appealed was suspended on May 10, 2022.

Ferroser Infraestructuras, S.A. (now Serveo Infraestructuras, S.A.) is one of the companies sold as a result of the divestment of the infrastructure maintenance business in Spain completed on January 31, 2022 and is therefore no longer controlled by Ferrovial SE.

Ferrovial gave a guarantee of EUR 6 million to the buyer in relation to this lawsuit, though for a limited period. This amount has been provisioned.

Tax proceedings

At December 31, 2022, guarantees had been granted to PREZERO in connection with various ongoing tax proceedings. The guarantees, which have been provisioned, amount to EUR 4.4 million.

d) Security interests in assets

The security interests in assets, are described in the following notes:

- Guarantees given for fixed assets (Note 3.4).
- Security interests in deposits or restricted cash (Note 5.2).

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SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2024

e) Guarantees received from third parties

At December 31, 2024, Ferrovial had received guarantees from third parties totaling EUR 1,575 million (EUR 1,757 million at December 31 2023), mainly in the Ferrovial Construction companies in the United States (EUR 1,235 million) the Budimex Group (EUR 158 million) and other construction companies (EUR 180 million), particularly noteworthy were the companies in the UK (EUR 119 million) and Spain (EUR 22 million).

These third party guarantees are technical guarantees that are offered by certain subcontractors or suppliers in the construction business in order to guarantee full compliance with their contractual obligations with regard to the work they are engaged to complete, and may not be sold or pledged.

6.5.3. Commitments

As described in Note 1.1, infrastructure projects are performed under long-term contracts where the concession operator is a company in which the Group has interests, either alone or together with other partners, and the borrowings necessary for financing the project are allocated to the project itself, without recourse to the shareholders or with recourse limited to the guarantees provided, under the terms set forth in Note 5.2 From a management viewpoint, Ferrovial takes into account only the investment commitments related to project capital, since the investment in the assets is financed by the project company's borrowings.

a) Investment commitments

The investment commitments undertaken by the Group in relation to capital contributions to infrastructure projects amount to EUR 427 million (EUR 850 million in 2023). The decrease during the year 2024 is explained primarily by the capital contributions made by Ferrovial to the new Terminal One at New York's JFK Airport and US Toll Roads. The investment commitments to the new Terminal One at New York´s JFK Airport at 31 December 2024 amount to EUR 329 million (EUR 768 million in December 2023).

A breakdown of the Group's commitments to invest capital in infrastructure project companies is as follows:

(Million euro)	2025	2026	2027	2028	2029	2030 AND BEYOND	TOTAL
Toll Roads	–	5	–	–	–	–	5
Construction	1	–	–	–	–	–	1
Energy	22	23	–	1	–	–	45
INVESTMENTS IN FULLY- CONSOLIDATED INFRASTRUCTURE PROJECT COMPANIES	**23**	**28**	**–**	**1**	**–**	**–**	**52**
Toll Roads	28	–	18	–	–	–	46
Airports	258	71	–	–	–	–	329
Construction	1	–	–	–	–	–	1
INVESTMENTS IN EQUITY- ACCOUNTED INFRASTRUCTURE PROJECT COMPANIES	**287**	**71**	**18**	**–**	**–**	**–**	**376**
TOTAL INVESTMENTS IN INFRASTRUCTURE PROJECT COMPANIES	**310**	**99**	**18**	**1**	**–**	**–**	**427**

On top of the committed investments shown above, worth mentioning additional EUR 285 million of committed investments corresponding to projects still pending of financial closing, mainly related to Anillo Vial Periférico (EUR 205 million of future investment commitments and EUR 13 million that have been already contributed in 2024), and renewable energy projects in the US and Poland.

In addition, commitments were made to invest up to EUR 35 million in companies in which Ferrovial holds non-controlling interests that are engaged in projects related primarily to innovation and mobility.

b) Environmental commitments

Any operation undertaken mainly to prevent, reduce or repair damage to the environment is treated as an environmental activity.

Costs incurred to protect and improve the environment are taken to profit or loss in the year in which they are incurred, irrespective of when the resulting monetary or financial flow takes place.

Provisions for probable or certain environmental liability, litigation in progress and indemnities or other outstanding obligations of undetermined amount not covered by insurance policies are recorded when the liability or obligation giving rise to the indemnity or payment arises.

6.6. SHARE-BASED REMUNERATION SCHEMES

Performance-based share plan.

Executive Directors participate in a long-term variable remuneration scheme based on performance share plans, in which other executives and key professionals of the Group also participate (the "LTVR"). These plans are usually structured in overlapping multiyear cycles (currently three years), granting "units" each year (which may be converted into shares at the end of the vesting period (currently three years) if the metrics to which the LTVR is subject are fulfilled). The LTVR can be summarized as follows:

The 2020-2022 plan

- The 2020-2022 plan was approved for the Executive Directors and certain other managers of the Group by the Ferrovial, S.A. Board on December 19, 2019, and consequently approved for the Executive Directors at the General Meeting of Ferrovial, S.A. on April 17, 2020.
- The 2020-2022 Long-Term Remuneration Plan (the "LTRP") provides for the allocation of "units," potentially convertible into shares, in 2020, 2021 and 2022. These shares, as the case may be, are to be delivered in the year in which the third anniversary of the allocation of the corresponding units is reached (i.e. 2023 for the 2020 grant, 2024 for the 2021 grant, and 2025 for the 2022 grant).

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_402

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

- The "units" granted under the 2020-2022 LTRP may be converted into shares if (i) the beneficiaries remain in the Company for a period of three years from the date of grant of the units, except in exceptional circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial aspects and value creation for the company are met, as approved by the Board of Directors and General Meeting of Ferrovial, S.A.

The 2023-2025 plan

- The 2023-2025 LTRP was approved for the Executive Directors and certain other managers of the Group by the Ferrovial Board on December 15, 2022. The 2023-2025 LTRP was also consequently approved for the Executive Directors at the General Meeting of Ferrovial, S.A. on April 13, 2023, as required under Spanish corporate law.
- The 2023 LTRP provides for the grant of "units", potentially convertible into shares, in 2023, 2024 and 2025. These shares, as the case may be, will be delivered in the year in which the third anniversary of the grant of the corresponding units is reached (i.e., 2026 for the 2023 grant, 2027 for the 2024 grant and 2028 for the 2025 grant).
- The "units" granted under the 2023-2025 LTRP may be converted into shares if (i) the beneficiaries remain in the Company for a period of three years from the date of grant of the units, expect in circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial aspects, value creation for the company and ESG targets are met, as approved by the Board of Directors and General Meeting of Ferrovial, S.A.

Both the 2020-2022 plan and the 2023-2025 plan as they apply to the Executive Directors were subsequently approved by the General Shareholders' Meeting of Ferrovial International SE on 13 June 2023, with effects from the effectiveness of the merger, as this relates to the plans' post-Merger implementation on June 13, 2023.

There were 1,729,752 shares outstanding on December 31, 2024 relating to these plans, as commented in Note 5.1.1.

Changes to the share-based remuneration schemes in 2024, 2023 and 2022 are summarized below:

	2024	2023	2022
Number of shares at beginning of year	**1,953,016**	**1,782,127**	**2,054,531**
Plans granted	543,320	653,611	702,675
Plans settled	(538,868)	(277,493)	(356,958)
Shares surrendered and other	(200,618)	(192,425)	(526,552)
Shares exercised	(27,098)	(12,804)	(91,569)
Number of shares at year-end	**1,729,752**	**1,953,016**	**1,782,127**

These share award plans are addressed in Note 6.7 on remuneration of executive directors and senior managers.

The impact of these remuneration schemes on the Group's income statement in 2024 was an expense of EUR 13 million (expense of EUR 11 million in 2023 and income of EUR 8 million in 2022) with a balancing entry in equity.

Measurement of performance-based share plans

These plans were accounted for as a future and therefore the value of the foreseeable dividends up to the delivery date is discounted to the value of the shares at the grant date using a rate of return equal to the average cost of borrowings over the share award period. It is equity settled and thus measured when granted. The initially calculated value is not re-estimated. The related amounts are recognized under "Staff costs" with a balancing entry in reserves.

6.7. REMUNERATION OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

6.7.1. Directors' remuneration in their capacity as such (i.e. for their membership of the Board)

Under the Company's current remuneration scheme, regulated by Article 8.5 of its Articles of Association, the Company has a policy in respect of the remuneration of Executive Directors and Non-Executive Directors. This policy, whether or not combined for Executive Directors and Non-Executive Directors, is proposed by the Board for adoption by the General Meeting.

The Directors' Remuneration Policy adopted by the General Meeting of Ferrovial International SE on June 13, 2023 (as also approved by the General Meeting of Ferrovial, S.A. held on April 13, 2023), which came into effect upon completion of the merger between Ferrovial, S.A. and Ferrovial International SE (renamed Ferrovial SE), fixed the overall maximum annual amount of Directors' remuneration at EUR 1,900,000 for the duration of the Policy.

Directors' remuneration comprises: (i) a fixed allocation, a part of which is paid on a quarterly basis and the remainder (complementary fixed allocation) in a single payment at the end of the financial year; and (ii) attendance fees for actual attendance at Board and Committee meetings. Remuneration is linked to the functions and responsibilities assigned to each Director, membership on Board Committees and other objective circumstances that the Board of Directors deems relevant, thereby ensuring their long-term independence and commitment.

On the same date these financial statements are approved, the Board of Directors approves a Remuneration Report which is published on the Company's website as part of the Management Report. The report describes in greater detail aspects of the Company's remuneration policy applicable in the current year, providing an overview of how it has been applied in 2024. The table below shows the itemized remuneration of the members of the Board of Directors in their capacity as such accrued during 2024 and 2023.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_403

SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2024

Should more meetings be held than initially envisaged or, for any other reason, the total and joint maximum annual amount is exceeded, the difference is firstly deducted from the amount of the complementary fixed allocation proportionally for each Director proportionally to his/her condition. In accordance with the resolutions adopted by the Board of Directors, if the amount of the attendance fees plus the amount of fixed components does not reach the said maximum annual figure, the difference may be distributed among the Directors on a pro rata basis according their period of office during the year, if the Board so determines. This distribution was carried out in 2023 and 2024, adding the amount to the complementary fixed allocation.

The difference between the amounts of attendance fees and complementary fixed allocation in 2024 and 2023 is explained by the fact that: (i) there were more meetings in 2023 than in 2024; y (ii) the amount distributed to the Directors as described in the last two sentences of the previous paragraph was higher in 2024.

This table does not include remuneration received by the Executive Directors for discharging executive duties at the Company, as described in Note 6.7.2.

				2024
DIRECTOR (Thousand euro)	FIXED ALLOWANCE	PER DIEMS	ADDITIONAL FIXED REMUNERATION[a]	TOTAL
Rafael del Pino	35	103	107	**245**
Oscar Fanjul	35	76	96	**206**
Ignacio Madridejos	35	51	61	**148**
María del Pino	35	51	61	**148**
José Fernando Sánchez-Junco	35	58	61	**154**
Philip Bowman	35	49	61	**145**
Hanne Sorensen	35	35	61	**131**
Bruno Di Leo	35	49	61	**145**
Juan Hoyos	35	51	61	**148**
Gonzalo Urquijo	35	56	61	**152**
Hildegard Wortmann	35	36	61	**132**
Alicia Reyes	35	49	61	**145**
TOTAL	**420**	**665**	**815**	**1,900**

(a) These amounts include the remaining amount up to the maximum annual amount of the 2024 compensation distributed pro rata among the Directors.

(*) The amounts shown are rounded.

				2023
DIRECTOR (Thousand euro)	FIXED ALLOWANCE	PER DIEMS	ADDITIONAL FIXED REMUNERATION (a)	TOTAL
Rafael del Pino	35	119	99	**253**
Oscar Fanjul	35	86	87	**208**
Ignacio Madridejos	35	60	53	**148**
María del Pino	35	57	53	**145**
José Fernando Sánchez-Junco	35	66	53	**154**
Philip Bowman	35	55	53	**143**
Hanne Sorensen	35	47	53	**135**
Bruno Di Leo	35	55	53	**143**
Juan Hoyos	35	60	53	**148**
Gonzalo Urquijo	35	62	53	**150**
Hildegard Wortmann	35	42	53	**130**
Alicia Reyes Revuelta	35	55	53	**143**
TOTAL	**420**	**764**	**716**	**1,900**

(a) Includes the amount of the difference up to the maximum annual amount of the 2023 compensation distributed pro rata among the Directors.

(*) The amounts shown are rounded.

6.7.2. Individual executive directors´ remuneration

a) Remuneration accrued in 2024, 2023 and 2022

In 2024, the following remuneration accrued to the executive directors for the performance of their functions, irrespective of the remuneration referred to in the preceding section.

			2024
EXECUTIVE DIRECTORS' REMUNERATION * (Thousand euro)	RAFAEL DEL PINO (2)	IGNACIO MADRIDEJOS (2)	TOTAL
Fixed remuneration	1,500	1,450	2,950
Variable remuneration	2,786	2,097	4,883
Life insurance premiums	11	7	18
Other remuneration in kind	3	36	39
Plans linked to shares (1)	1,946	1,946	3,892
Total 2024	**6,246**	**5,536**	**11,782**

*Remuneration as executive directors

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_404

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

(1) In March 2024, a number of shares equivalent to the level of completion of the units allocated in 2021 were delivered, after the relevant withholding had been made. The shares received by Rafael del Pino and Ignacio Madridejos were reported to the Dutch regulator, the AFM (Autoriteit Financiële Markten), both on 14 March 2024.

The 2023 information is shown in the following table:

			2023
EXECUTIVE DIRECTORS' REMUNERATION * (Thousand euro)	RAFAEL DEL PINO	IGNACIO MADRIDEJOS (2)	TOTAL
Fixed remuneration	1,500	1,313	2,813
Variable remuneration	2,809	1,926	4,735
Life insurance premiums	10	5	15
Other remuneration in kind	3	13	16
Plans linked to shares (1)	795	795	1,590
Total 2023	**5,117**	**4,052**	**9,169**

*Remuneration as executive directors

(1) In March 2023, a number of shares equivalent to the level of completion of the units allocated in 2020 were delivered, after the relevant withholding had been made. The Spanish Regulator, the CNMV, was notified of the shares received by Rafael del Pino and by Ignacio Madridejos on 13/3/2023 and 9/3/2023, respectively (at that time, Ferrovial shares were only traded on the Spanish Stock Exchanges).

(2) EUR 1,150 thousand until June 15, 2023 and EUR 1,450 thousand from June 16, 2023 onwards.

The 2022 information is shown in the following table:

			2022
EXECUTIVE DIRECTORS' REMUNERATION * (Thousand euro)	RAFAEL DEL PINO	IGNACIO MADRIDEJOS (2)	TOTAL
Fixed remuneration	1,500	1,150	2,650
Variable remuneration	2,609	1,538	4,147
Life insurance premiums	10	5	15
Share plans (1)	883	183	1,066
Total 2022	**5,002**	**2,876**	**7,878**

*Remuneration as executive directors

(1) In March 2022, a number of shares equivalent to the level of completion of the units allocated in 2019 were delivered, after the relevant withholding had been made. The CNMV was notified of the shares received by Rafael del Pino and by Ignacio Madridejos on 21/3/2022 and 17/3/2022, respectively.

(2) In 2022, the amount of EUR 8 thousand was allocated to Ignacio Madridejos as remuneration in kind relating to a company car.

b) Share-based remuneration schemes

There follows a breakdown of the share-based remuneration schemes linked to objectives, entitlement to which has not yet vested:

EXECUTIVE DIRECTORS' PLAN AT 31.12.2024	UNITS		NO. OF VOTING RIGHTS	% NO. OF VOTING RIGHTS
	2022 allocation	56,400	56,400	0.008%
Rafael del Pino y Calvo-Sotelo	2023 allocation	50,680	50,680	0.007%
	2024 allocation	39,241	39,241	0.005%
	2022 allocation	56,400	56,400	0.008%
Ignacio Madridejos Fernández	2023 allocation	69,925	69,925	0.009%
	2024 allocation	61,441	61,441	0.008%

6.7.3. Pension funds and plans for life insurance premiums

As in 2023, no contributions were made in 2024 to pension plans or funds for former or current members of the Company's Board of Directors or for directors of the Company who are members of other Boards of Directors and/or senior managers of Group companies and associates. No such commitments were made during the year.

As regards life insurance premiums, the Company has insurance policies covering death (for which premiums totaling EUR 18 thousand were paid in 2024; EUR 15 thousand in 2023), under which the executive directors are beneficiaries. No life insurance premiums were paid for Company directors who are members of other Boards of Directors and/or senior managers of Group companies or associates.

Lastly, the Company has arranged a third-party liability insurance policy covering the directors and managers of the Group companies parented by the Company. The insured parties include the Company's directors. The premium paid in 2024 under the aforementioned insurance policy amounted to EUR 1,757 thousand (EUR 1,073 thousand in 2023).

6.7.4. Advances and loans

At 31 December 2024, no advances or loans had been granted by the Company to the directors in their capacity as such or as members of other Boards of Directors or senior managers of Group companies or associates.

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS_405**

SECTION 6: OTHER DISCLOSURES
INTEGRATED ANNUAL REPORT 2024

6.7.5. Senior management remuneration

The overall remuneration accrued to the Company's senior managers in 2024 is analyzed below (*):

SENIOR MANAGEMENT REMUNERATION (Thousand euro) (*)	2024	2023
Fixed remuneration	5,793	5,094
Variable remuneration	6,205	5,534
Performance-based share plan	5,638	1,934
Remuneration as members of administrative bodies of other Group companies, jointly-controlled entities or associates	39	33
Insurance premiums	20	19
Other (1)	226	486
Other (2)	1,433	533
Total	**19,355**	**13,633**

(1) Separation of members of the Non-Management Committee (amount subject to personal income tax).

(2) Expatriates´ payments

(*) The Senior Management average remuneration is not broken down by gender in order to keep it confidential, given that there are not enough incumbents in each position of equal value

The remuneration shown corresponds to the holders of the following positions in all or part of 2024: General Secretary, Chief Financial Officer, Chief Human Resources Officer, Chief Investment Officer, Chief Construction Officer, Chief Airports Officer, Chief Toll Roads Officer, Chief Energy Officer, Chief Mobility & Services Officer, Chief Information and Innovation Systems Officer, Chief Audit and Risk Officer, Chief Communications and Corporate Responsibility Officer, Chief Strategy Officer, Chief Compliance and Risk Officer, Chief Sustainability Officer and Chief Digital Infrastructure Officer . The remuneration of the members of senior management who have been Executive Directors at the same time is not included, since it is indicated in the Note 6.7.2.

The Company has also implemented a "Flexible Remuneration Scheme", which allows employees to voluntarily change their remuneration package based on personal needs, replacing a portion with certain benefits in kind. These products include a life and retirement savings group insurance scheme. Participants may request that a portion of their gross annual remuneration be paid by the Company in the form of a premium under a life and retirement savings group insurance policy. The senior managers requested contributions totaling EUR 137 thousand from the Company, replacing the remuneration shown in the table above (EUR 71 thousand in 2023).

6.7.6. Other disclosures on remuneration

The agreements between the Company and the senior managers specifically provide for the right to receive the indemnities referred to in Article 56 of the Spanish Labour Statute in the event of unfair dismissal.

In order to encourage loyalty and continuity, a deferred remuneration scheme was granted to thirteen senior managers, including one executive director. The scheme consists of extraordinary remuneration that will only be paid in one of the following circumstances:

- Exit of the senior manager by mutual agreement upon reaching a certain age.
- Unfair dismissal or exit at the Company's discretion without cause for dismissal, before the senior manager reaches the age initially agreed, if the amount exceeds the figure stipulated in the Labour Statute.
- Death or disability of the senior manager.

To cover this incentive, each year the Company makes contributions to a group savings insurance policy under which the Company is both policyholder and beneficiary. The contributions are quantified on the basis of a certain percentage of each senior manager's total monetary remuneration. Contributions made in 2024 amounted to EUR 2,391 thousand (EUR 2,076 thousand in 2023), of which EUR 582 thousand relates to the executive director (EUR 527 thousand in 2023).

6.8. RELATED-PARTY TRANSACTIONS

Related party transactions are reported following: (i) the criteria set forth in the International Accounting Standard 24 ("IAS 24") and (ii) the General Instructions of Part I, Item 7.B. of Form 20-F. These transactions between the Company[1] (or its Group companies) and related parties, carried out on an arm's length basis and in the ordinary course of business in 2024, 2023[2], and 2022[2], are disclosed below, in four separate categories.

If the related party has been a related party for a period shorter than the financial year, the transactions during this period are disclosed.

a) Transactions between Ferrovial SE and its key management personnel[3]

This section includes the transactions between the Company and its key management personnel, their close family members, or companies in which one or the other holds control or joint control, or over which they could exercise significant influence. It also includes transactions with enterprises that have a member of the key management personnel in common with the Company.

At December 31, 2024:

[1] Including, for the purposes of this section with respect to 2022, Ferrovial S.A., the former parent company of the Group, and its key management personnel.

[2] The transactions shown in the tables for the years 2022 and 2023 are presented in accordance with the current applicable regulatory and accounting frameworks, which frameworks differ from those applicable in 2022 and 2023. Accordingly, differences may exist in the presentation of these figures compared to the information reported in the financial statements for those periods.

[3] In this note 6.8, the term "key management personnel" includes, in accordance with the applicable related party transactions regulations, the Company directors and senior managers who have the authority and responsibility for planning, directing and controlling the activities of Ferrovial.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_406

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Bankinter, S.A.	Financial expenses	(65)	(65)	(65)
Banco Sabadell, S.A.	Bank and other guarantees received	(20,126)	–	(20,126)
	Financial expenses	(158)	(158)	(158)

At December 31, 2023:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Bankinter, S.A.	Financial expenses	(1,268)	–	–
Banco Sabadell, S.A.	Bank and other guarantees received	(20,110)	–	(20,110)
Banco Sabadell, S.A.	Financial expenses	(1,270)	(1,270)	–
Bank of America	Financing agreements	(112,000)	–	(112,000)
Bank of America	Bank and other guarantees received	(8,127)	–	(8,127)
Bank of America	Financial expenses	(46)	–	–
Bank of America	Settlement of derivatives	1,415	1,415	–
KBC Bank	Financing agreements	(1,660)	–	(1,660)
KBC Bank	Bank and other guarantees received	(43,000)	–	(43,000)

At December 31, 2022:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Bankinter, S.A.	Financing agreements	(50,000)	–	(50,000)
Bankinter, S.A.	Financial expenses	(253)	–	–
Banco Sabadell, S.A.	Financing agreements	(49,692)	–	(49,692)
Banco Sabadell, S.A.	Bank and other guarantees received	(19,480)	–	(19,480)
Banco Sabadell, S.A.	Financial expenses	(826)	–	–
Marsh McLennan	Services received	(253)	–	–

b) Transactions between subsidiaries of the Company and the Company's key management personnel[3]

This section includes the transactions between Group companies and the Company's key management personnel, their close family members or companies in which one or the other holds control or joint control, or over which they could exercise significant influence. It also includes transactions with Group enterprises that have a member of the key management personnel in common with the Company.

At December 31, 2024:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Juan del Pino Fdez-Fontecha	Services rendered	554	97	188
Ignacio del Pino Fdez-Fontecha	Services rendered	554	97	29
Rafael del Pino Fdez-Fontecha	Services rendered	554	97	99
EDP	Services received	(31)	–	(11)
EDP	Services rendered	8,392	660	1,348
Cummins	Services received	(15)	–	–
Cummins	Services rendered	1,483	1,593	–
Marsh McLennan	Services received	(2,251)	–	9
Holcim group	Services received	(10,498)	–	(1,178)
Bankinter, S.A.	Financing agreements	(14,286)	–	(14,286)
Bankinter, S.A.	Bank and other guarantees received	(40,909)	–	(40,909)
Bankinter, S.A.	Financial income	294	294	–
Bankinter, S.A.	Financial expenses	(135)	(135)	(135)
Banco Sabadell, S.A.	Financing agreements	(117,929)	–	(117,929)
Banco Sabadell, S.A.	Bank and other guarantees received	(47,404)	–	(47,404)
Banco Sabadell, S.A.	Financial income	4,802	4,802	–
Banco Sabadell, S.A.	Financial expenses	(157)	(155)	(155)
Banco Sabadell, S.A.	Settlement of derivatives	435	435	435
KBC Bank	Financing agreements	–	–	–
KBC Bank	Financial expenses	–	–	–
KBC Bank	Settlement of derivatives	–	–	–
Applus Group	Services received	(162)	–	(60)

Note: Two contracts were entered into with a company of the Ferrovial Group in 2023 (as disclosed in the Management Report for that financial year): one between Ferrovial Construcción, S.A. and an entity controlled by the Chairman and one between Ferrovial Construcción, S.A. and certain close family members of the Chairman. Both agreements were entered into as part of the ordinary course of business of Ferrovial Construcción, S.A. The amounts invoiced in 2024 under the latter contract are shown in the table above. For more information on this latter transaction, please refer to section 2.8.3.1 of the Corporate Governance section on conflict-of-interest transactions, included in the Management Report.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_407

SECTION 6: OTHER DISCLOSURES

INTEGRATED ANNUAL REPORT 2024

At December 31, 2023:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Marsh McLennan Group	Services received	(2,051)	–	(51)
Holcim Group	Services received	(7,478)	(7)	(2,094)
Juan del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Ignacio del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Rafael del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Cummins Group	Services rendered	28,012	(666)	833
Bankinter, S.A.	Financing agreements	(27,390)	–	(27,390)
Bankinter, S.A.	Bank and other guarantees received	(55,279)	–	(55,279)
Bankinter, S.A.	Financial income	602	602	–
Bankinter, S.A.	Financial expenses	–	–	–
Sabadell, S.A.	Financing agreements	(31,011)	–	(31,011)
Sabadell, S.A.	Bank and other guarantees received	(48,055)	–	(48,055)
Sabadell, S.A.	Financial income	410	410	–
Sabadell, S.A.	Financial expenses	(1,536)	(1,411)	–
Sabadell, S.A.	Derivatives settlement	6	6	–
Bank of America	Financing agreements	(191,028)	–	(191,028)
Bank of America	Financial expenses	(8,302)	(8,250)	–

At December 31, 2022:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Marsh McLennan group	Services received	(1,634)	–	126
Sulzer	Services received	(145)	–	(93)
Holcim group	Services received	(4,826)	–	(258)
Bankinter, S.A.	Financing agreements	(13,149)	–	(13,149)
Bankinter, S.A.	Bank and other guarantees	(55,119)	–	(55,119)
Bankinter, S.A.	Financial expenses	–	–	–
Banco Sabadell, S.A.	Financing agreements	(7,459)	–	(7,459)
Banco Sabadell, S.A.	Bank and other guarantees	(32,410)	–	(32,410)
Banco Sabadell, S.A.	Financial income	1,581	–	–
Banco Sabadell, S.A.	Financial expenses	(881)	–	–

c) Transactions with equity-accounted companies:

This section includes the transactions carried out between Group companies and equity-accounted companies entered into in the ordinary course of business and on normal market terms

(Million euro)	2024	2023	2022
Services received	-1	-3	-2
Services provided	138	111	89
Net financial expenses/Income	42	28	22
Payables to related parties	41	23	28
Receivables from related parties	331	294	252

d) Transactions between Group companies

This section includes the transactions carried out between the Group companies in the ordinary course of business, in terms of purpose and conditions, and were not eliminated on consolidation for the following reason.

As explained in detail in Note 1.3.2., balances and transactions relating to construction work performed by the Construction Division for the Group's infrastructure concession operators are not eliminated on consolidation since, at the consolidated level, contracts of this type are classed as construction contracts in which the work, while being executed, is deemed to be performed for third parties, as the ultimate owner of the works is the awarding entity from both a financial and a legal viewpoint.

In 2024, 2023 and 2022, Ferrovial's Construction Division billed those concession operators for EUR 206,077 thousand in 2024 (EUR 375,680 thousand in 2023 and EUR 865,487 thousand in 2022) for work performed and related advance payments and, in this respect, recognized sales for that construction work totaling EUR 303,050 thousand in 2024, EUR 489,259 thousand in 2023 and EUR 1,030,639 thousand in 2022.

In 2024, the profit from these transactions attributable to the Company's holdings in the concession operators in question and not eliminated on consolidation, net of taxes and non-controlling interests, was EUR -14,206 thousand. In 2023, this amounted to EUR -34,942 thousand and in 2022 to EUR -60,507 thousand.

6.9. AUDIT FEES

The following table summarizes the fees for professional services provided by Ernst & Young for the fiscal years 2024 and 2023.

INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_408

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Million euros	2024	2023
Fees for audit services	13.08	13.53
Fees for audit related services	0.71	0.67
Tax fees	0.02	–
Other non-audit services	–	–

"Fees for audit services" relate to the following audit services:

- Statutory consolidated financial statements;
- Subsidiaries' statutory financial statements;
- Consolidated financial statements under PCAOB standards filed with the SEC;
- Review of the half year interim consolidated financial statements performed in June.

During 2023, the principal accountant also provided non-recurrent services, which amount to EUR 4,990 thousand, related to the registration process of the Company within the SEC. Specifically, the principal auditor provided audit services under PCAOB standards in relation to the financial statements of the years 2020, 2021 and 2022 included within the registration statement with the SEC.

"Fees for audit related services" are assurance and related services that are reasonably related to the performance of the audit or review of the Group's financial statements. This category includes fees related to the preparation of comfort letters for debt issued and verification of non-financial information among others.

"Tax fees" relate to fees incurred for tax compliance, tax advice and tax planning. "Other non-audit services" consist of services provided by the principal accountant, other than the services reported in the above-mentioned sections. During 2023 and 2024, no such services were rendered.

Approval from the Audit and Control Committee is required for non-audit services provided by the external auditor. All services described above have been approved by the Audit and Control Committee.

6.10. EVENTS AFTER THE REPORTING DATE

Issuance of bonds

Ferrovial successfully completed the pricing of an issuance of bonds amounting to 500 million euro, with maturity date on 16 January 2030. The bonds bear interest at a rate of 3.25% per annum payable annually.

The issue price is 99.402% of the nominal value of the securities. The closing and payment of the issuance took place on 16 January 2025, once the customary conditions precedent for this type of issuance were met.

The net proceeds were approximately 495 million euro, which are expected to be used for general corporate purposes.

The bonds are listed in Euronext Dublin, the regulated market of the Irish Stock Exchange.

Corporate liquidity facility

On 16 January 2025, the corporate revolving credit facility was refinanced incorporating sustainability criteria linked to KPIs. Final maturity is January 2030 with the possibility of two extensions of 1 year each. Maximum limit of EUR 900 million with the possibility of drawing down balances in EUR, USD, CAD and GBP. No amount drawn as of the date of this document.

Treasury share buy-back program

In connection with the buy-back program for Ferrovial SE own shares explained in Note 5.1, over the course of 2025, 2,280,272 treasury shares were acquired at an average price of EUR 41.30 per share totaling EUR 94 million.

Additionally, the Board of Directors has approved the implementation of a new share buyback program of up to EUR 500 million with the purpose of reducing the share capital, which would start after the current share buyback program has ended.

AGS Divestment

On January 28, 2025, and following satisfaction of applicable regulatory conditions, Ferrovial and Macquarie completed the sale of AGS' entire share capital (100%) for a price of GBP 900 million, of which circa GBP 450 million are Ferrovial's net proceeds, together with a capital gain of EUR 297 million for Ferrovial which will affect Q1 2025 results.

HAH 5.25% stake divestment

On February 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.455 million pounds (current book value of the asset), which will be adjusted with an interest rate to be applied until closing.

The transaction is subject to complying with the right of first offer (ROFO) which may be exercised by Topco shareholders pursuant to the Shareholders' Agreement and the Articles of Association of the company. Full completion of the acquisition under the agreement is also subject to the satisfaction of applicable regulatory conditions.

6.11. APPENDICES

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Appendix I. Subsidiaries (fully-consolidated companies) (million euro)

Entity	Type	Parent	% Ownership	Net Cost Ownership	Audit
CONTINUING OPERATIONS					
CORPORATION					
NETHERLANDS (Registered Office: Amsterdam)					
Ferrovial Netherlands B.V.		Ferrovial SE	100.0%	80	1
Ferrovial Ventures Netherlands B.V.		Ferrovial SE	100.0%	9	
SPAIN (Registered Office: Madrid)					
Ferrovial Inversiones, S.A. (a)		Ferrovial SE	100.0%	2	
Ferrovial Emisiones, S.A. (a)		Ferrovial SE	100.0%	0	1
Ferrovial Corporación, S.A. (a)		Ferrovial SE	100.0%	5	1
Ferrofin, S.L. (a)		Ferrovial Construcción, S.A. (a)	52.0%	40	1
		Ferrovial SE	48.0%	33	1
Temauri, S.L. (a)		Ferrovial SE	100.0%	5	
Ferrovial 008, S.L.U (a)		Ferrovial SE	100.0%	0	
Ferrovial 009, S.L.U (a)		Ferrovial SE	100.0%	0	
Ferrovial 011, S.A		Ferrovial SE	100.0%	0	
Ferrovial 012, S.A		Ferrovial SE	100.0%	0	
Ferrovial 013, S.A		Ferrovial SE	100.0%	0	
Ferrovial 014, S.A		Ferrovial SE	100.0%	0	
Ferrovial 015, S.L.		Ferrovial SE	100.0%	0	
Ferrovial 016, S.L.		Ferrovial SE	100.0%	0	
Ferrovial 017, S.L.		Ferrovial SE	100.0%	0	
Ferrovial Venture VI, S.A.U. (a)		Ferrovial SE	100.0%	6	
Ferrovial Ventures, S.A.U. (a)		Ferrovial SE	100.0%	15	
UNITED KINGDOM (Registered Office: Oxford)					
Ferrocorp UK Ltd.		Ferrovial SE	100.0%	1	1
UNITED KINGDOM (Registered Office: London)					
Ferrovial Ventures, Ltd.		Ferrovial SE	100.0%	7	1
IRELAND (Registered Office: Dublin)					
Landmille, Ltd**		Ferrovial SE	100.0%	1	3
LUXEMBOURG (Registered Office: Luxembourg)					
Krypton RE, S.A.		Ferrovial SE	100.0%	8	1
UNITED STATES (Registered Office: Austin)					
Landmille US LLC		Ferrovial Holding US Corp	100.0%	0	3
UNITED STATES (Registered Office: New York)					
Ferrovial IT US, LLC		Ferrovial Holding US Corp	100.0%	0	
CONSTRUCTION					
GERMANY (Registered Office: Cologne)					
Budimex Bau GmbH		Budimex, S.A.	100.0%	0	
RailBX GmbH		Budimex, S.A.	100.0%	6	
ARABIA (Registered Office: Riyadh)					
Ferrovial Agroman Company *		Ferrovial Construcción, S.A. (a)	97.5%	3	7
AUSTRALIA (Registered Office: Sydney)					
Ferrovial Construction (Australia) PTY LTD		Ferrovial Construction Holdings Ltd	100.0%	46	1
BRASIL (Registered Office: Bela Vista, Sao Paulo)					
Constructora Ferrovial Ltd. (Brazil) *		Ferrovial Construction International S.E.	99.0%	1	
CANADA (Registered Office: Alberta)					
Webber Infrastructure Management Alberta Ltd		Webber Infrastructure Management Canada Holdings Ltd	100.0%	0	
CANADA (Registered Office: Markham - Ontario)					
Ferrovial Construction CANADA Inc.		Ferrovial Construction International S.E.	100.0%	66	1
Ontario Transit FCCI (Hold Co) Inc.		Ferrovial Construction CANADA Inc.	100.0%	0	
Webber Infrastructure Management Canada Ltd		Webber Infrastructure Management Canada Holdings Ltd	100.0%	6	
Webber Infrastructue Management Ontario Limited		Webber Infrastructure Management Canada Holdings Ltd	100.0%	30	
CANADA (Registered Office: Toronto)					
Webber Infrastructure Management Canada Holdings Ltd		Ferrovial Construction International S.E.	100.0%	0	
CHILE (Registered Office: Santiago de Chile)					
Constructora Ferrovial Ltda. *		Ferrovial Empresa Constructora Ltda.	97.2%	0	1
Ferrovial Construcción Chile S.A.		Ferrovial Empresa Constructora Ltda.	100.0%	63	1
Ferrovial Empresa Constructora Ltda.		Ferrovial Construction International S.E.	100.0%	0	1
Ferrovial Energía Construcción SpA		Ferrovial Energía, S.A. (a)	100.0%	0	1
COLOMBIA (Registered Office: Bogotá)					

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Ferrovial Construcción Colombia, S.A.S		Ferrovial Construction International S.E.	100.0%	0	
SLOVAKIA (Registered Office: Bratislava)					
D4R7 Construction S.R.O.		Ferrovial Construction Slovakia S.R.O.	65.0%	0	3
Ferrovial Construction Slovakia S.R.O. *		Ferrovial Construction Holdings Ltd	99.0%	(2)	3
Budimex Slovakia s.r.o.		Budimex, S.A.	100.0%	0	
SPAIN (Registered Office: Barcelona)					
Conc. Prisiones Lledoners,S.A. (a)	P	Ferrovial Construcción, S.A. (a)	100.0%	16	1
SPAIN (Registered Office: Bilbao)					
Cadagua, S.A. (a) *		Ferrovial Construcción, S.A. (a)	99.95%	70	1
SPAIN (Registered Office: Madrid)					
Cocsa, S.A. (a)*		Ferrovial Construcción, S.A. (a)	99.95%	8	1
Ditecpesa, S.A. (a) *		Ferrovial Construcción, S.A. (a)	99.95%	1	1
Ferroconservación, S.A. (a)		Ferrovial Construcción, S.A. (a)	99.0%	19	1
Ferrovial Construcción, S.A. (a) *		Ferrovial SE	99.99%	386	1
Ferrovial Medio Ambiente y Energía, S.A. (a) *		Ferrovial Construcción, S.A. (a)	99.95%	1	
Ferrovial Railway S.A. (a) *		Ferrovial Construcción, S.A. (a)	98.8%	0	
Urbaoeste, S.A. (a) *		Ferrovial Construcción, S.A. (a)	99.0%	0	
Cimentaciones Especiales y Estructurales CIMSA, S.A. *		Ferrovial Construcción, S.A. (a)	99.0%	0	1
Arena Recursos Naturales, S.A.U. (a)		Ferrovial Construcción, S.A. (a)	100.0%	0	
Tecpresa Structural Solutions SA (a) *		Ferrovial Construcción, S.A. (a)	99.1%	2	
SPAIN (Registered Office: Zaragoza)					
Depusa Aragón S.A. (a)	P	Cadagua, S.A. (a)	51.7%	2	1
		Ferrovial Construcción, S.A. (a)	42.3%	0	1
UNITED STATES (Registered Office: Atlanta)					
Ferrovial Construction East, LLC		Ferrovial Construction US Corp.	100.0%	457	
UNITED STATES (Registered Office: Austin)					
Cadagua US LLC		Webber, LLC	100.0%	14	
Ferrovial Agroman 56, LLC		Ferrovial Construction Texas, LLC	100.0%	35	
Ferrovial Agroman Indiana, LLC		Ferrovial Construction US Corp.	100.0%	0	
Ferrovial Construction Texas, LLC		Ferrovial Construction US Corp.	100.0%	74	
Ferrovial Construction US Corp.		Ferrovial Construction US Holding Corp.	100.0%	1,010	1
Ferrovial Construction US Holding Corp.		Ferrovial Holding US Corp.	100.0%	1,168	1
Grand Parkway Infrastructure LLC		DBW Construction LLC	30.0%	0	1
		Ferrovial Construction Texas, LLC	40.0%	0	1
Ferrovial Energy Solutions, LLC		Ferrovial Energy US, LLC	100.0%	0	
Webber Infrastructure Management US Inc.		Webber, LLC	100.0%	308	1
Webber Infrastructure Management Inc.		Webber Infrastructure Management US	100.0%	39	1
Webber Infrastructure Management Holding US Corp		Ferrovial Holding US Corp	100.0%	(3)	1
Ferrovial Construccion JFK T1 LLC		Ferrovial Construction US Corp.	100.0%	0	
Tecpresa Structural Solutions, LLC		Ferrovial Construction US Holding Corp.	100.0%	0	
UNITED STATES (Registered Office: Charlotte)					
Sugar Creek Construction LLC		Ferrovial Construction East, LLC	70.0%	64	
UNITED STATES (Registered Office: Dallas)					
Trinity Infrastructure LLC		DBW Construction LLC	40.0%	0	
		Ferrovial Construction Texas, LLC	60.0%	0	
UNITED STATES (Registered Office: Fort Worth)					
North Tarrant Infrastructures		DBW Construction LLC	25.0%	0	1
		Ferrovial Construction Texas, LLC	75.0%	0	1
UNITED STATES (Registered Office: Georgia)					
North Perimeter Contractors LLC		Ferrovial Construction East, LLC	100.0%	387	1
Webber - United LLC		Webber, LLC	60.0%	0	
UNITED STATES (Registered Office: Los Angeles)					
California Rail Builders		Ferrovial Construction West, LLC	80.0%	0	1
Ferrovial Construction West, LLC		Ferrovial Construction US Corp.	100.0%	0	1
UNITED STATES (Registered Office: North Richland Hills)					
Bluebonnet Contractor, LLC		DBW Construction LLC	40.0%	0	
		Ferrovial Construction Texas, LLC	60.0%	0	
UNITED STATES (Registered Office: The Woodlands)					
DBW Construction LLC.		Webber, LLC	100.0%	(2)	1
Webber Waterworks, LLC		Cadagua US, LLC	50.0%	0	1
		Webber, LLC	50.0%	0	1
Webber Materials, LLC		Webber Equipment & Materials LLC	100.0%	88	1
Webber, LLC		Ferrovial Construction US Holding Corp.	100.0%	653	1
Webber Barrier Services		Webber, LLC	100.0%	5	1
Webber Commercial Construction LLC		Webber, LLC	100.0%	0	1
Webber Equipment & Materials LLC		Webber, LLC	100.0%	227	1
Webber Management Group LLC		Webber Equipment & Materials LLC	100.0%	41	1
UNITED STATES (Registered Office: Virginia)					

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CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

FAM Construction LLC (I-66)		Ferrovial Construction US Corp.	70.0%	337	1
FRANCE (Registered Office: Paris)					
Ferrovial Construction France, S.A.		Ferrovial Construction International S.E.	100.0%	12	
NETHERLANDS (Registered Office: Amsterdam)					
Ferrovial Construction International S.E.		Ferrovial SE	100.0%	761	1
IRELAND (Registered Office: Dublin)					
Ferrovial Construction Ireland Ltd		Ferrovial Construction Holdings Ltd	100.0%	8	
MEXICO (Registered Office: México DF)					
Cadagua Ferr. Industrial MEXICO		Cadagua, S.A. (a)	75.1%	0	
		Ferrovial Medio Ambiente y Energía, S.A. (a)	24.9%	0	
NEW ZEALAND (Registered Office: Wellington)					
Ferrovial Construction (New Zealand) Limited		Ferrovial Construcción Australia PTY LTD	100.0%	2	
PERU (Registered Office: Lima)					
Ferrovial Construcción Perú, S.A.C. *		Ferrovial Construction International S.E.	99.99%	0	
POLAND (Registered Office: Cracow)					
Mostostal Kraków S.A.		Budimex, S.A.	100.0%	3	1
Mostostal Kraków Energetyka sp. z o.o.		Mostostal Kraków SA	100.0%	0	1
Fotowoltaika HIG XIV Sp. z o.o.		Budimex, S.A.	100.0%	2	
POLAND (Registered Office: Kamieńsk)					
FBSerwis Kamieńsk Sp. z o.o.		FBSerwis SA	80.0%	0	1
FBSerwis Zielony Kamieńsk Sp. z o.o.		FBSerwis Kamieńsk Sp. z o.o.	100.0%	0	
POLAND (Registered Office: Kąty Wrocławskie)					
FBSerwis Wrocław Sp. z o.o.		FBSerwis SA	100.0%	0	1
FBSerwis Zielony Wrocław Sp. z o.o.		FBSerwis Wrocław Sp. z o.o.	100.0%	0	
POLAND (Registered Office: Ścinawka Dolna)					
FBSerwis Dolny Sląsk Sp. z o.o.		FBSerwis SA	100.0%	0	1
FBSerwis Zielony Dolny Śląsk Sp. z o.o.		FBSerwis Dolny Sląsk Sp. z o.o.	100.0%	0	
POLAND (Registered Office: Tarnów)					
FBSerwis Karpatia Sp. z o.o.		FBSerwis SA	100.0%	0	1
FBSerwis Zielona Karpatia Sp. z o.o.		FBSerwis Karpatia Sp. z o.o.	100.0%	0	
POLAND (Registered Office: Warsaw)					
Budimex, S.A.		Ferrovial Construction International S.E.	50.1%	83	1
Bx Budownictwo Sp. z o.o.		Budimex, S.A.	100.0%	0	1
Bx Kolejnictwo SA		Budimex, S.A.	100.0%	26	1
Budimex Parking Wrocław Sp. z o.o.	P	Budimex, S.A.	51.0%	1	1
FBSerwis SA		Budimex, S.A.	100.0%	69	1
FBSerwis A Sp. z o.o.		FBSerwis SA	100.0%	0	
FBSerwis B Sp. z o.o.		FBSerwis SA	100.0%	0	
FBSerwis Odbiór Sp. z o.o.		FBSerwis SA	100.0%	0	
FBSerwis Paliwa Alternatywne Sp. z o.o.		FBSerwis SA	100.0%	0	
JZE Sp. z o.o.		FBSerwis SA	100.0%	0	
Zaklad, Przetworstwa Odpadow Zawisty Sp. Z.o.o.		JZE Sp. z.o.o.O	100.0%	0	
Konstalex Sp. z o.o.		Mostostal Kraków SA	100.0%	0	
Budimex Most Wschodni S.A.		Budimex, S.A.	100.0%	0	1
Circular Construction SA		Budimex Most Wschodni SA	100.0%	0	1
Magnolia Energy Sp. z o.o.	P	Budimex, S.A.	100.0%	9	1
Budimex PPP SA		Budimex, S.A.	100.0%	4	1
Budimex F Sp. z o.o.		Budimex, S.A.	100.0%	0	
Budimex A Sp. z o.o.		Budimex, S.A.	100.0%	0	
Budimex O Sp. z o.o.		Budimex, S.A.	100.0%	0	
Budimex P Sp. z o.o.		Budimex, S.A.	100.0%	0	
Budimex R Sp. z o.o.		Budimex, S.A.	100.0%	0	
Budimex D Sp. z o.o.		Budimex SA	76.0%	0	
Budimex SA Sygnity SA sj		Budimex, S.A.	67.0%	0	
Budimex SA Cadagua SA IV sc		Budimex, S.A.	99.9%	0	
Budimex SA Cadagua SA V sc		Budimex, S.A.	99.9%	0	
Budimex SA Tecnicas Reunidas SA - Turów s.c.		Budimex, S.A.	50.0%	0	
Green Waste Management 5 Sp. z o.o.		FBSerwis SA	100.0%		
Green Waste Management 6 Sp. z o.o.		FBSerwis SA	100.0%		
PUERTO RICO (Registered Office: San Juan)					
Ditecpesa PR, LLC		Ferrovial Construction International S.E.	100.0%	1	
Ferrovial Construcción Puerto Rico, LLC		Ferrovial Construction International S.E.	100.0%	25	
UNITED KINGDOM (Registered Office: London)					
Ferrovial Construction (UK) Limited		Ferrovial Construction Holdings Ltd	100.0%	9	1
Ferrovial Construction Holdings Limited		Ferrovial Construction International S.E.	100.0%	74	1
FC Civil Solutions Limited		Ferrovial Construction Holdings Ltd	100.0%	0	
TOLL ROADS					
SPAIN (Registered Office: Madrid)					

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_412

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Cintra Infraestructuras España, S.L. (a)		Ferrovial, SE	100.0%	101	1
Cintra Inversora Autopistas de Cataluña, S.L. (a)	P	Cintra Infraestructuras España S.L. (a)	100.0%	0	1
Inversora Autopistas de Cataluña, S.L. (a)	P	Cintra Inversora Autopistas de Cataluña, S.L. (a)(a)	100.0%	0	1
Cintra Inversiones, S.L.U. (a)		Cintra Infraestructuras España S.L. (a)	100.0%	0	
Cintra Servicios de Infraestructuras, S.A. (a) *		Cintra Infraestructuras España S.L. (a)	99.99%	0	1
Autopista Alcalá-O'Donnell, S.A. (a)		Cintra Infraestructuras España S.L. (a)	100.0%	3	
Autovía de Aragón, Sociedad Concesionaria, S.A.	P	Ferrovial Construcción, S.A. (a)	55.0%	23	1
		Cintra Infraestructuras España S.L. (a)	30.0%	15	1
		Ferrovial, SE	15.0%	3	1
Pilum, S.A. *	P	Ferrovial SE	94.1%	0	
Ferrovial Aravia, S.A.	P	Ferrovial Construcción, S.A. (a)	55.0%	1	1
		Cintra Infraestructuras España S.L. (a)	30.0%	1	1
		Ferrovial, SE	15.0%	0	1
SPAIN (Registered Office: Barcelona)					
Autema, S.A. (a)	P	Inversora Autopistas de Cataluña, S.L. (a)	76.3%	426	1
AUSTRALIA (Registered Office: Melbourne)					
Cintra OSARS (Western) Holdings Unit Trust		Cintra OSARS Western Ltd	100.0%	23	
Cintra OSARS Western Unit Trust		Cintra OSARS (Western) Holdings Unit Trust	100.0%	(3)	
AUSTRALIA (Registered Office: Sydney)					
Cintra Developments Australia PTY, Ltd		Cintra Infrastructures UK Ltd	100.0%	1	1
Cintra OSARS (Western) Holdings PTY Ltd		Cintra OSARS Western Ltd	100.0%	0	1
Cintra OSARS Western PTY Ltd		Cintra OSARS (Western) Holdings PTY Ltd	100.0%	0	1
CANADA (Registered Office: Toronto)					
Cintra 4352238 Investments INC		407 Toronto Highway B.V.	100.0%	0	
COLOMBIA (Registered Office: Bogotá)					
Cintra Infraestructuras Colombia, S.A.S. (a)		Cintra Global SE	100.0%	23	1
UNITED STATES (Registered Office: Austin)					
Ferrovial Holding US Corp		Cintra Infrastructures, S.E.	100.0%	3,102	
Cintra Holding US Corp		Ferrovial Holding US Corp	100.0%	22	
Cintra Texas Corp		Cintra Holding US Corp	100.0%	(22)	
Cintra US Services LLC		Cintra Texas Corp	100.0%	1	
Cintra ITR LLC *		Cintra Holding US Corp	49.0%	78	
		Ferrovial Construction US Corp.	44.0%	23	1
Cintra LBJ LLC		Cintra Holding US Corp	100.0%	303	
Cintra NTE LLC		Cintra Holding US Corp	100.0%	240	
Cintra NTE Mobility Partners Segments 3 LLC		Cintra Holding US Corp	100.0%	4	
Cintra Toll Services LLC		Cintra Holding US Corp	100.0%	0	
Cintra I-77 Mobility Partners LLC		Cintra Holding US Corp	100.0%	142	
Cintra 2 I-77 Mobility Partners LLC		Cintra Holding US Corp	100.0%	66	
Cintra 2 I-66 Express Mobility Partners		Cintra Holding US Corp	100.0%	679	
I-66 Express Mobility Partners Holdings LLC	P	Cintra 2 I-66 Express Mobility Partners	50.0%	0	
I-66 Express Mobility Partners LLC	P	I-66 Express Mobility Partners Holdings LLC	100.0%	1,437	
Cintra 3I-66 Express Mobility Partners LLC		Cintra Holding US Corp	100.0%	200	
Cintra 3 I-77 Mobility Partners LLC		Cintra Holding US Corp	100.0%	104	
Cintra Digital Business Ventures LLC	P	Cintra Holding US Corp	100.0%	0	
Cintra North Corridor Transit Partners LLC	P	Cintra Holding US Corp	100.0%	0	
UNITED STATES (Registered Office: Charlotte)					
I-77 Mobility Partners Holding LLC *	P	Cintra I-77 Mobility Partners LLC	50.1%	108	
		Cintra 2-I77 Mobility Partners Holding LLC	15.0%	68	
I-77 Mobility Partners LLC	P	I-77 Mobility Partners Holding LLC	100.0%	218	1
UNITED STATES (Registered Office: Dallas)					
LBJ Infrastructure Group Holding LLC	P	Cintra LBJ LLC	54.6%	0	
LBJ Infrastructure Group LLC	P	LBJ Infrastructure Group Holding LLC	100.0%	521	1
UNITED STATES (Registered Office: North Richland Hills)					
NTE Mobility Partners Holding LLC	P	Cintra NTE LLC	63.0%	240	1
NTE Mobility Partners LLC	P	NTE Mobility Partners Holding LLC	100.0%	322	1
NTE Mobility Partners Segments 3 Holding LLC	P	Cintra NTE Mobility Partners Segments 3 LLC	53.7%	276	1
NTE Mobility Partners Segments 3 LLC	P	NTE Mobility Partners Segments 3 Holding LLC	100.0%	436	1
NETHERLANDS (Registered Office: Amsterdam)					
Cintra Infrastructures SE		Ferrovial SE	100.0%	3,021	1
Cintra Global SE		Ferrovial SE	100.0%	3,242	1
407 Toronto Highway B.V.		Cintra Global SE	100.0%	2,664	2
Cintra INR Investments B.V.		Cintra Global SE	100.0%	369	5
Cintra Projects B.V.		Cintra Global SE	100.0%	0	
Cintra IM Investments B.V.		Cintra Global SE	100.0%	0	1
Cintra INVIT Investments B.V.		Cintra Global SE	100.0%	718	

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_413

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Cintra Development BV		Cintra Global SE	100.0%	0	1
INDIA (Registered Office: Mumbai)					
Ciinfra India Private Limited*		Cintra INR Investments BV	99.99%	0	1
PORTUGAL (Registered Office: Lisbon)					
Vialivre, S.A.	P	Cintra Infrastructures SE	84.0%	0	1
UNITED KINGDOM (Registered Office: London)					
Cintra Silvertown Ltd		Cintra Infrastructures UK Ltd	100.0%	1	1
UNITED KINGDOM (Registered Office: Oxford)					
Cintra Infrastructures UK Ltd		Cintra Global SE	100.0%	42	1
Cintra Toowoomba Ltd		Cintra Infrastructures UK Ltd	100.0%	0	
Cintra Slovakia Ltd		Cintra Global SE	100.0%	1	
Cintra OSARS Western Ltd		Cintra Infrastructures UK Ltd	100.0%	23	1
CHILE (Registered Office: Santiago de Chile)					
Cintra Infraestructuras Chile, S.p.A		Cintra Global SE	100.0%	0	
PERU (Registered Office: LIMA)					
Cintra Infraestructuras Perú, S.A.C*		Cintra Infrastructures SE	99.9%	0	
DIGITAL INFRASTRUCTURES					
SPAIN (Registered Office: Madrid)					
Ferrovial MAD 01, S.A.		Ferrovial SE	100.0%	91	
AIRPORTS					
SPAIN (Registered Office: Madrid)					
Ferrovial Aeropuertos España, S.A. (a)		Ferrovial SE	100.0%	28	
UNITED STATES (Registered Office: Austin)					
Ferrovial Airports Holding US Corp		Ferrovial Holding US Corp	100.0%	799	
UNITED STATES (Registered Office: Denver)					
Ferrovial Airports O&M Services LLC		Ferrovial Airports Holding US Corp	100.0%	0	
Ferrovial Airports US Terminal One LLC.		Ferrovial Airports Holding US Corp	100.0%	734	
UNITED STATES (Registered Office: New York)					
MARS NTO LLC.		Ferrovial Airports US Terminal One LLC.	96.1%	742	
Ferrovial Airports CHS MSA LLC		Ferrovial Airports Holding US Corp	100.0%	0	
NETHERLANDS (Registered Office: Amsterdam)					
Hubco Netherlands B.V.		Ferrovial Airports International, SE	100.0%	807	
FERROVIAL AIRPORTS FMM BV		Ferrovial Airports International, SE	100.0%	5	
Ferrovial Airports Turkey B.V.		Ferrovial Airports International, SE	100.0%	152	
UNITED KINGDOM (Registered Office: Oxford)					
Faero UK Holding Limited	P	Hubco Netherlands B.V.	100.0%	255	1
Ferrovial Airports International, SE		Ferrovial SE	100.0%	1,372	1
TURKEY (Registered Office: Ankara)					
YDA HAVALIMANI YATIRIM VE (Dalaman)	P	Ferrovial Airports Turkey B.V.	60.0%	145	1
ENERGY					
SPAIN (Registered Office: Madrid)					
Ferrovial Transco España , S.A.U. (a)	P	Ferrovial Transco International, B.V.	100.0%	14	
Ferrovial Infraestructuras Energéticas, S.A.U. (a)		Ferrovial SE	100.0%	21	
Parque Solar Casilla, S.L.U. (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U. (a)	100.0%	9	1
Ferrovial Mobility, S.L. (a)		Ferrovial SE	100.0%	15	
Cea Infraestructuras Energéticas (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U. (a)	100.0%	0	
Jucar Infraestructuras Energéticas (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U. (a)	100.0%	0	
Pisuerga Infraestructuras Energéticas, S.A.U. (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U. (a)	100.0%	0	
Ferrovial Growth VI, S.L. (a)		Ferrovial Infraestructuras Energéticas, S.A.U. (a)	100.0%	10	
Roland Servicios Empresariales, S.L.U.		Ferrovial Mobility, S.L. (a)	100.0%	15	
Ferrovial 004, S.A. (a)		Ferrovial SE	100.0%	17	
Siemsa Control y Sistemas S.A.U. (a)		Ferrovial Energía S.A. (a)	100.0%	1	1
Ferrovial Energía S.A. (a)		Ferrovial Construcción, S.A. (a)	100.0%	16	1
CHILE (Registered Office: Santiago)					
Ferrovial Power Infrastructure Chile, SpA		Ferrovial Transco International, B.V.	100.0%	65	1
Ferrovial Transco Chile II SpA	P	Ferrovial Power Infraestructure Chile, SpA	100.0%	0	
Transchile Charrúa Transmisión, S.A.*	P	Ferrovial Power Infraestructure Chile, SpA	99.9%	0	1
Ferrovial Transco Chile III SPA	P	Ferrovial Transco International, B.V.	100.0%	0	
Ferrovial Transco Chile IV SpA	P	Ferrovial Power Infraestructure Chile, SpA	100.0%	0	
Centella Transmisión, S.A.*	P	Ferrovial Power Infrastructure Chile, SpA	99.99%	50	1
Centella Transmisión II, S.A.	P	Ferrovial Power Infrastructure Chile, SpA	50.1%	0	1
		Ferrovial Transco Chile III SPA	49.9%	0	1
Alto Huemul Transmisión SPA	P	Ferrovial Power Infrastructure Chile, SpA	100.0%	0	
Alto Huemul II SPA	P	Ferrovial Power Infrastructure Chile, SpA	100.0%	0	

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_414

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

UNITED STATES (Registered Office: Austin)					
Ferrovial Mobility U.S., LLC		Ferrovial Holding US Corp	100.0%	1	
Ferrovial Energy US, LLC		Ferrovial Holding US Corp	100.0%	13	
Ferrovial Energy US 1, LLC		Ferrovial Energy US, LLC	100.0%	0	
Misae Solar IV	P	Ferrovial Energy US, LLC	100.0%	66	
NETHERLANDS (Registered Office: Amsterdam)					
Ferrovial EG SE		Ferrovial SE	100.0%	76	2
Thalia Waste Treatment B.V.		Ferrovial SE	100.0%	1	
Ferrovial Transco International B.V.		Ferrovial SE	100.0%	89	
Ferrovial Services Netherlands B.V.		Ferrovial SE	100.0%	26	1
UNITED KINGDOM (Registered Office: London)					
Thalia Waste Management Limited		Thalia Waste Treatment BV	50.0%	0	1
Thalia MK ODC Limited		Thalia Waste Management Limited	100.0%	0	1
Thalia AWRP ODC Limited		Thalia Waste Management Limited	100.0%	0	1
Thalia WB HoldCo Limited		Thalia Waste Management Limited	100.0%	0	1
Thalia WB ODC Limited		Thalia WB HoldCo Limited	100.0%	0	1
Thalia WB Services Limited		Thalia WB ODC Limited	100.0%	0	1
Thalia WB SPV Limited	P	Thalia WB Services Limited	100.0%	0	1
Thalia IOW SPV Limited		Thalia Waste Management Limited	100.0%	0	1
Thalia Services Limited		Thalia Waste Management Limited	100.0%	0	1
Thalia MK HoldCo Limited	P	Thalia Waste Management Limited	100.0%	0	1
Thalia MK SPV Limited		Thalia MK HoldCo Limited	100.0%	0	1
Thalia Ventures Limited		Thalia Holdco Ltd	100.0%	0	1
Thalia IOW ODC Ltd		Thalia Waste Management Limited	100.0%	0	1
Thalia Holdco Ltd		Thalia Waste Treatment BV	100.0%	0	1
CHILE (Registered Office: Antofagasta)					
Berliam S.p.A.*		Veltis, SpA	65.1%	0	1
		Inversiones Chile Ltda	34.9%	0	1
CHILE (Registered Office: Los Andes)					
Steel Ingenieria, S.A.*		Veltis, Sp.a	99.99%	31	1
Veltis, S.p.A		Ferrovial EG SE	100.0%	0	1
CHILE (Registered Office: Santiago)					
Walvis, S.A.*		Berliam S.p.A.	99.7%	0	2
Inversiones (Chile) Holdings Limitada*		Veltis, Sp.a	99.99%	3	1
Inversiones (Chile) Limitada*		Inversiones (Chile) Holding Limitada	99.99%	0	
Veltis Servicios, SpA		Veltis, S.p.A	100.0%	0	
POLAND (Registered Office: Warsaw)					
BXF Energía Sp. z.o.o.		Budimex, S.A.	51.0%	7	
		Ferrovial EG SE	49.0%	7	
Azalia, Sp.z.o.o.	P	BXF Energía SP ZOO	100.0%	8	
AUSTRALIA (Registered Office: Sydney)					
Ferrovial Energy PTY LTD		Ferrovial EG SE	100.0%	0	

Auditor Key:

Auditors: (1) Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461; (2) Deloitte; (3) BDO; (4) PWC; (5) KPMG; (6) Vir Audit; (7) Elayouty

(a) Form part of the tax scope of Ferrovial SE and subsidiaries.

(*) The remaining percentage to complete the 100% Ownership in the company belongs to minority shareholders of the Ferrovial Group.

(**) In Members Voluntary Liquidation

(P) Project Company

(Net Cost Ownership: Net Cost of the parent company over subsidiary)

INTEGRATED ANNUAL REPORT 2024. **CONSOLIDATED FINANCIAL STATEMENTS**_415

CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES

Appendix I. Associate companies(equity-accounted companies) (million euro)

Entity	Type	Parent	% Owner.	V. Eq. Method	Assets.	Liab.	Reven.	Results	Audit
CONSTRUCTION									
CANADA									
Ontario Transit Group Inc.		Ontario Transit FCCI (Hold Co) Inc.	50.0%	0	1,046	1,078	409	0	
SPAIN									
Via Olmedo Pedralba, S.A.		Ferrovial Construccion, S.A.	7.2%	1	5	2	5	0	3
Boremer, S.A.		Cadagua, S.A.	50.0%	1	2	1	0	0	2
UNITED STATES									
Pepper Lawson Horizon Intl. Group		Webber Commercial Construction LLC	70.0%	0	0	0	1	0	1
ConnectedWorks, LLC		Ferrovial Contruction US Holding Corp.	40.0%	0	0	0	0	0	
POLAND									
Promos Sp. z o.o.		Budimex SA	26.3%	1	3	1	3	0	0
TOLL ROADS									
AUSTRALIA									
Nexus Infrastructure Holdings Unit Trust	P	Cintra Toowoomba Ltd	40.0%	3	18	0	0	0	
Nexus Infrastructure Unit Trust	P	Nexus Infrastructure Holdings Unit Trust	100.0%	10	37	16	37	3	
Nexus Infrastructure Holdings PTY Ltd	P	Cintra Toowoomba Ltd	40.0%	0	0	0	0	0	
Nexus Infrastructure PTY Ltd	P	Nexus Infrastructure Holdings PTY Ltd	100.0%	0	0	0	0	0	
Netflow Osars (Western) GP	P	Cintra Osars (Western) Unit Trust	50.0%	38	151	74	25	3	
SPAIN									
Bip & Drive, S.A.	P	Cintra Infraestructuras España, S.L.	25.0%	6	38	13	18	4	
Empresa Mant. y Explotación M30, S.A.		Ferrovial Construccion, S.A.	50.0%	(34)	238	238	37	10	5
Madrid Calle 30, S.A.	P	Empresa Mant. y Explotación M30, S.A.	20.0%	56	730	169	158	68	8
CANADA									
407 International Inc	P	Cintra 4352238 Investment Inc.	43.2%	778	3,866	8,029	1,151	467	1
COLOMBIA									
Concesionaria Ruta del Cacao S.A.S.	P	Cintra Infraestructuras Colombia S.A.S.	30.0%	27	736	644	139	22	2
INDIA									
IRB Infrastructure Developers Limited	P	Cintra INR Investments B.V.	19.9%	315	5,025	3,463	894	50	5
IRB Infrastructure Trust	P	IRB Infrastructure Developers Limited	51.0%	704	4,800	3,107	243	(24)	
		Cintra INVIT Investments B.V.	24.0%	0	0	0	0	0	
MMK Toll Road Private Limited	P	IRB Infrastructure Developers Limited	51.0%	0	1	0	0	0	
		Cintra IM Investments B.V.	24.0%	0	0	0	0	0	
UNITED KINGDOM									
Zero Bypass Holdings Ltd	P	Cintra Slovakia Ltd	35.0%	0	0	0	0	0	
Zero Bypass Ltd	P	Zero Bypass Holdings Ltd	100.0%	13	944	908	36	3	
RiverLinx Holdings Ltd		Cintra Silvertown Ltd	22.5%	0	0	0	0	0	
RiverLinx Ltd	P	RiverLinx Holdings Ltd	100.0%	65	1,820	1,528	204	7	
PERU									
Sociedad Concesionaria Anillo Vial, S.A.	P	Cintra Infraestructuras Perú, S.A.C	35.0%	14	0	0	0	0	
AIRPORTS									
QATAR									
FMM Company LLC		Ferrovial Airports FMM B.V.	49.0%	18	78	38	109	14	
UNITED STATES									
JFK NTO SPONSOR AGGREGATOR LLC.	P	MARS NTO LLC	51.0%	1,006	10,436	8,547	68	7	1
Total equity-accounted continuing operations				3,023					

Auditor key:

(1) EY; (2) Deloitte; (3) BDO; (4) PwC; (5) KPMG; (6) Vir Audit; (7) Mazars; (8) PKF; (9) Martins Pereira, Joao Careca & Asociados, Sroc.; (10) Grant Thornton UK LLP; (11) 3 Auditores SLP

(P) Project Company / (Value Eq. Method: Net Cost of the parent company over the equity-accounted companies).

416

Amsterdam, 27 February 2025. Board of Directors Mr. Rafael del Pino, Executive Director (Chairman) Mr. Óscar Fanjul, Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos, Executive Director (Chief Executive Officer) Ms. María del Pino, Non-Executive Director Mr. José Fernando Sánchez-Junco, Non-Executive Director Mr. Philip Bowman, Non-Executive Director Ms. Hanne Sørensen, Non-Executive Director Mr. Bruno Di Leo, Non-Executive Director Mr. Juan Hoyos, Non-Executive Director (Lead Director) Mr. Gonzalo Urquijo, Non-Executive Director Ms. Hildegard Wortmann, Non-Executive Director Ms. Alicia Reyes, Non-Executive Director CONSOLIDATED FINANCIAL STATEMENTS FERROVIAL SE AND SUBSIDIARIES INTEGRATED ANNUAL REPORT 2024. CONSOLIDATED FINANCIAL STATEMENTS_417

SEPARATE FINANCIAL STATEMENTS

A. Company balance sheet as December 31, 2024 (before appropriation of profit) ASSETS Notes December 31, 2024 December 31, 2023 Fixed assets 13,167 9,642 Financial fixed assets 1.1 13,163 9,638 Participating interests in group companies 12,815 9,525 Other investments in participating interests 0 2 Receivables from group companies and associates 256 19 Deferred tax 55 73 Other receivables 37 20 Other fixed assets 1.2 4 4 Current assets 601 736 Receivables 1.3 426 629 Current receivables from group companies 347 556 Prepayments and accrued income 3 1 Receivables relating to income tax 72 68 Other receivables 4 3 Cash 1.4 175 107 TOTAL ASSETS 13,768 10,378 EQUITY AND LIABILITIES Shareholders´ Equity 1.5 6,422 4,102 Share capital paid in and called up 7 7 Share premium 4,316 4,316 Revaluation reserves -10 -9 Other legal reserves -206 -360 Other reserve -954 -280 Unappropriated profits 3,270 428 Provisions 1.6 89 89 Provision for liability for participating interests 22 20 Provision for taxes 62 64 Other provisions 5 4 Non-current liabilities 1.7 6,001 5,243 Bonds 496 495 Payables to credit institutions 60 296 Amounts due to group companies 5,433 4,425 Others 12 28 Current liabilities 1.8 1,256 943 Amounts due to banks 252 0 Other bonds and private loans 255 504 Amounts due to group companies 696 385 Payables relating to income tax 19 25 Accrued liabilities 5 12 Debts to suppliers and trade credits 0 1 Other debts 28 15 TOTAL EQUITY AND LIABILITIES 13,768 10,378 INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_419

B. Company income statement up to December 31, 2024 and for the year ended December 31, 2023 Notes 2024 2023 Revenue 2.1 23 28 Total operating income 23 28 Personnel expenses 2.2 -21 -19 Other operating expenses 2.3 -61 -61 Depreciation of property, plant and equipment 0 0 Change in provisions on financial fixed assets 1.6 -8 Total operating expenses -82 -89 Profit and loss on disposals of fixed assets 2.4 10 18 Financial income 2.5 18 51 Financial expense 2.5 -218 -187 Net exchange differences -16 -3 Derivatives result 1.1.5 38 30 Total financial income and expense -167 -90 Profit/(loss) before tax -226 -150 Share in results of participating interests 1.1.1 3,439 489 Income tax credit 2.6 56 89 NET PROFIT / (LOSS) 3,270 428 INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_420

C. Accounting policies used in preparing separate financial statements General Ferrovial SE is a Dutch European public limited liability company (Societas Europaea), having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its office address at Gustav Mahlerplein 61-63, 1082 MS Amsterdam, the Netherlands, and registered with the trade register of the Dutch Chamber of Commerce (Kamer van Koophandel) under number 734 221 34 (the “Company” or “FSE”). On June 16, 2023, the Spanish corporate Ferrovial, S.A. (“FSA”), the former ultimate parent company of the Ferrovial group of companies (the “Group”) and sole shareholder of FSE, was merged into FSE (at the time named Ferrovial International SE), as a result of which FSE acquired all of FSA´s assets and liabilities under universal title (the “Merger”). As from that date, (i) FSE is the ultimate parent company of the Group and (ii) its shares are listed on both Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. (the “Dutch Stock Exchange”) and the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, regulated markets of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A (the “Spanish Stock Exchanges”). These separate financial statements cover 2024 financial year, which ended at the balance sheet date of December 31, 2024 for the reporting period and the comparative figures for 2023 financial year. Figures related to 2023 are all in accordance with section 4.1.6 of the Merger deed dated June 15, 2023, FSA´s results as from January 1, 2023 through June 16, 2023, as a result of the merger (commented in the “Merger note). The financial statements are presented in millions of euros ('EUR'), which is the Company's functional currency. The Company’s activities Ferrovial SE is the ultimate parent company of the Group and is, as such, engaged in holding and related activities which involve design, construction, financing, operation and maintenance of transport infrastructure and urban services. To finance and support these activities, the Company made several debt issuances of which some completed in 2023 stand out, sustainability being a key factor in the business model. Euro Commercial Paper notes were issued under a EUR 1,500 million Sustainability Target Euro-commercial paper program admitted to trading on the regulated market of Euronext Dublin in March 2023. All the issued notes from this program matured in 2023 and a new EUR 1,500 million Sustainability Target STEP label compliant Euro- commercial paper program was registered on July 31, 2023 (further details are provided in note 1.8 current liabilities). Regarding the movement during 2024, it is worth noting the variation in the Euro Commercial Paper issued at December 2024 closing (EUR 249 million) compared to December 2023 (EUR 500 million), representing a reduction of EUR -251 million. Regarding the variation in corporate bonds during 2024, the repayment of the bond issued in July 2014 and maturing in July 2024 (EUR 300 million) should be noted. All issues completed for 2017 and up to 2023 are admitted to trading on the AIAF fixed income market (Spain). All these issuances except the 2023 bond, are guaranteed by the Company. The bond issued in 2023 by Ferrovial SE is listed on Euronext Dublin (see Note 5.2.b.1.1. of the consolidated financial statements). In addition, during January 2025 Ferrovial has successfully completed the pricing of an issuance of bonds amounting to 500 million euro, with maturity date on 16 January 2030. The bonds will bear interest at a rate of 3.25% per annum payable annually. The net proceeds were approximately 495 million euro, which are expected to be used for general corporate purposes. The bonds are listed in Euronext Dublin, the regulated market of the Irish Stock Exchange. As commented in the Group's consolidated financial statements for the year ended December 31, 2023, on November 30, 2023 Ferrovial SE announced its decision to implement a treasury share buy-back program for a maximum of up to 34 million shares and a maximum investment of EUR 500 million, the purpose of which was a subsequent capital reduction by cancelling the repurchased shares. The program was authorized for the period from December 1, 2023 to May 1, 2024 (both inclusive). During 2024, 10,355,493 shares were acquired giving rise to a total disbursement of EUR 361 million, while 1,900,000 shares were acquired in 2023 for a total disbursement of EUR 62 million. In addition to this program, over the course of 2023, 2,000,000 of treasury shares were acquired with a total disbursement of EUR 52 million. On April 11, 2024, the Board approved a new buyback program for a maximum of 37 million shares and a maximum investment of EUR 500 million, the purpose of which was a subsequent capital reduction by cancelling the repurchased shares. The program was authorized for the period from May 2 to December 31, 2024, notwithstanding that Ferrovial reserved the right to terminate the program if, prior to that term, it had acquired shares under the program for either a price that reaches the maximum net investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. During 2024 9,231,251 shares were acquired giving rise to a total disbursement of EUR 339 million (See note 1.5. Equity). The Group is organized into business units based on its activities and services, as described in the consolidated financial statements (see note 1.1.4 Company´s activities). INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_421

Going concern For details on the company’s going concern, please refer to the consolidated financial statements (Note 1.2.) General accounting policies The separate financial statements have been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. In accordance with the provisions of Section 362-8 of Book 2 of the Dutch Civil Code the accounting policies used are the same as those used in the notes to the consolidated financial statements, prepared under IFRS as adopted by the European Union, unless stated otherwise below. Reference is made to Note 1.3 ‘Accounting policies of the consolidated financial statements. Merger and related transactions Until June 16, 2023, Ferrovial SE (at the time Ferrovial International SE), was a wholly owned subsidiary of Ferrovial SA, which was at that time a Spanish corporate and ultimate parent company of the Group. Ferrovial SA´s shares were listed at the Spanish Stock Exchanges. On June 16, 2023, Ferrovial SA merged into Ferrovial SE (still Ferrovial International SE) by way of a cross-border reverse merger as a result of which FSA ceased to exist and FSE acquired all of FSA´s assets and liabilities under universal title and became the Group´s ultimate parent company (previously defined as the “Merger”). Upon completion of the Merger, Ferrovial SE changed its name into its current name and listed its shares both on the Dutch Stock Exchanges and the Spanish Stock Exchanges. In anticipation of the Merger, on May 17, 2023, FSE reduced its authorized share capital (maatschappelijk kapitaal) to EUR 7.5 million (previously EUR 750 million) consisting of 750 million ordinary shares with a nominal value of EUR 0.01 each (previously EUR 1). In connection with this capital reduction and as a result of the execution of the corresponding deed of merger (i) every two previously existing issued and outstanding shares were combined/merged into one new issued and outstanding share and therefore (ii) the issued and outstanding share capital was reduced to EUR 3,714,385.35 consisting of 371,438,535 ordinary shares with a nominal value of EUR 0.01 each. Immediately prior to the Merger becoming effective, FSE cancelled all shares in its share capital, save for a number of shares equal to the number of shares in FSA´s share capital held by FSA itself in treasury at that moment. At the Merger becoming effective, FSE increased its authorized share capital to 30 million euro consisting of 3,000 million ordinary shares with a nominal value of EUR 0.01 each. In addition, for each immediately before the Merger issued and outstanding share in the share capital of FSA held by other parties than FSA itself or FSE, FSE allotted one share in its share capital. Accordingly, at the moment on which the Merger became effective, FSE´s issued an outstanding share capital amounted to EUR 7,274,432.61, consisted of 727,443,261 shares with a nominal value of EUR 0.01 each, of which 2,879,808 were held in treasury by FSE itself. Ferrovial SE have incorporated a branch (the “Branch”) located in Spain, under the Spanish trade register and subject to Spanish tax regime. Certain assets, liabilities and other legal relationships transferred to FSE as a result of the Merger are allocated to FSE’s Spanish Branch Office (Ferrovial SE Sucursal en España) at the Merger date. The participating interest allocated into the Branch are included in the Appendix II of the consolidated financial statements. These company only financial statements include also the information regarding the Branch. Use of estimates INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_422

For details of (changes in) accounting estimates, please refer to the consolidated financial statements, Note 1.3.4. Accounting estimates and judgments and the accounting for provisions participating interests in group companies described in the next section. Financial assets Participating interests in Group companies Investments in subsidiaries are valued using the equity value method, determined applying the IFRS accounting policies as described in the consolidated financial statements. Under this method, subsidiaries are carried at the company’s share in their net asset value plus its share in the results of the subsidiaries and its share of changes recognized directly in the equity of the subsidiaries as from the acquisition date, determined in accordance with the IFRS accounting policies disclosed in the consolidated financial statements, less its share in the dividend distributions from the subsidiaries. The company’s share in the results of the subsidiaries is recognized in the profit and loss account. If and to the extent the distribution of profits is subject to restrictions, these are included in a legal reserve. If the value of the subsidiary under the equity value method has become nil, this method is no longer applied, with the subsidiary being valued at nil as long as the net asset value remains negative. In connection with this, any long-term interests that, in substance, form part of the investor’s net investment in the subsidiary, are included. A provision is formed if and to the extent the company stands surety for all or part of the debts of the subsidiary or if it has a constructive obligation to enable the subsidiary to repay its debts. A subsequent share of the profit of the subsidiary is recognized only if and to the extent that the accumulated share of the previously unrecognized loss has been made good. Following application of the equity value method, the entity determines whether an impairment loss has to be recognized in respect of the subsidiary. At each reporting date, the entity assesses whether there are objective indications of impairment of the subsidiary. If any such indication exists, the entity determines the impairment loss as the difference between the recoverable amount of the subsidiary and its carrying amount, taking it to the profit and loss account. Results from transactions with or between participating interests that are carried at equity method are recognized according to the Ferrovial stake in these companies. Equity Share capital paid called up Costs related to the incorporation and issuance of shares are charged directly to equity, less relevant income tax effects. Share premium Everything contributed by shareholders at any time in excess of the nominal share capital was recognized in share premium. This also includes additional capital contributions by existing shareholders without the issue of new shares. Treasury shares If the Company purchases treasury shares, the purchase price or carrying amount of the treasury shares, including transaction costs, are charged to the item other reserves, unless otherwise stated by the General Meeting. In case the treasury shares are sold, the result will be added to other reserves. Revaluation reserves Revaluation reserves is a legal reserve and takes into account the impact of taxes on equity and results by forming a provision for deferred taxation charged to the revaluation reserves. It arises from the movements in the value of derivatives used as part of cash flow hedging that are recognized directly within the revaluation reserve. The movements for the year 2024 are detailed in the derivative movement in the Impact on reserves explained in note ‘1.1.5 Other non-current receivables’. Other legal reserves Other legal reserves are recognised in accordance with the Dutch Civil Code. Income Share in results of participating interests The share in results of participating interests is the amount by which the carrying amount of the participating interest has changed since the previous financial statements as a result of the earnings achieved by the participating interest to the extent that this can be attributed to the company. INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_423

Corporate income tax expense

For the details of corporate income tax accounting please refer to the consolidated financial statements (Note 1.3.3.3).

Fiscal unity

Ferrovial SE is the head of the fiscal unity for corporate income tax purposes in the Netherlands. The fiscal unity includes Ferrovial Services Netherlands B.V., Ferrovial EG SE, Ferrovial Airports International SE, Ferrovial Transco International B.V., Cintra Infrastructures SE, Cintra Global SE, Ferrovial Construction International SE, 407 Toronto Highway B.V., Hubco Netherlands. B.V., Ferrovial Netherlands B.V., Ferrovial Ventures Netherlands B.V., Ferrovial Airports FMM B.V., Ferrovial Airports Turkey B.V., Thalia Waste Treatment B.V., Cintra Projects B.V., Cintra IM Investments B.V., Cintra Invit Investments B.V. and Cintra INR Investments B.V.

Until recently, the fiscal unity was in dispute with the Dutch tax authorities with respect to a group restructuring abroad. In case the group ceased to exist, the entities part of the fiscal unity would have become stand-alone taxpayers. This discussion has been settled in May 2024, with the outcome that the fiscal unity remains in force and subsequently the entities that are part of the fiscal unity have not become stand-alone taxpayers for a specific short period.

Ferrovial SE is the head of the fiscal unity for corporate income tax purposes in Spain, while the Branch acts as the representative of Ferrovial SE. The fiscal unity includes Ferrovial Emisiones, S.A.U., Ferrovial Corporación, S.A.U., Ferrofin, S.L., Ferrovial Inversiones, S.A., Temauri, S.L.U., Ferrovial 001, S.A., Ferrovial Venture VI, S.A.U., Ferrovial Ventures, S.A.U, Ferrovial 008, S.L.U., Ferrovial 009, S.L.U., Ferrovial 011, S.A.U, Ferrovial 012, S.A.U, Ferrovial 013, S.A.U, Ferrovial 014, S.A.U, Ferrovial 015, S.L., Ferrovial 016, S.L., Ferrovial 017, S.L., Ferrovial Mobility, S.L., Roland Servicios Empresariales,S.L.U., Ferrovial Infraestructuras Energéticas, S.A., Parque solar Casilla S.L.U., Cea Infraestructuras Energéticas S.L, Júcar Infraestructuras Energéticas,S.L., Pisuerga infraestructuras Energéticas,S.L Ferrovial 004, S.L., Ferrovial Growth VI, S.L.U., Ferrovial Transco España, S.A.U., Ferrovial Aeropuertos España, S.A., Ferrovial Construcción, S.A., Cimentaciones Especiales y Estructurales Cimsa, S.A., Cadagua, S.A, Ferrovial Medio Ambiente y Energía, S.A., Arena Recursos Naturales, S.A., Ferrovial Conservación, S.A., Tecpresa Structural Solutions, S.A., Ditecpesa, S.A., Compañía de Obras Castillejos, S.A., Urbaoeste, S.A., Concesionaria de Prisiones Lledoners, S.A., Depusa Aragon, S.A., Ferrovial Railway, S.A., Webber Equipment & Materials LLC, sucursal en España, Ferrovial Energía, S.A., Siemsa Control y Sistemas S.A., Cintra infraestructuras España, S.L.U., Cintra Servicios de Infraestructuras, S.A., Cintra Inversiones, S.L.U, Autovía de Aragón sociedad concesionaria, S.A., Ferrovial Aravía S.A., Pilum, S.A., Autopista Terrassa-Manresa, Autema,Concesionaria de la Generalitat de Catalunya, S.A., Inversora Autopistas de Cataluña, S.L.U., Cintra Inversora de Autopistas de Cataluña, S.L, Autopista Alcalá O' Donell, S.A.U

1. Notes to the Company's only balance sheet at December 31, 2024

1.1 Financial Fixed assets

The financial fixed assets can be broken down as follows:

(Million euro)	Note	2024	2023
Participating interests in group companies	1.1.1	12,815	9,525
Other investments in participating interests		0	2
Receivables from group companies	1.1.2	256	19
Deferred tax	1.1.3	55	73
Other receivables	1.1.4	37	20
Total financial fixed assets		**13,163**	**9,638**

More details in the following sub-notes.

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_424

1.1.1 Participating interests in Group companies

The direct subsidiaries and the related movements throughout the year under review are disclosed below:

(Million euro)	Balance at January 1, 2024	Capital contribution (+) /reduction (-)	Dividends	Share in results of participating interests	Derivatives Impact	Exchange differences	Other direct equity movements of participating interests	Balance at December 31, 2024
Ferrovial Construction International SE	426	523	(110)	117	10	(3)	(1)	962
Cintra Global SE	4,030	–	(200)	360	–	6	(23)	4,174
Cintra Infrastructures SE	3,389	–	–	163	102	39	23	3,716
Ferrovial Airports International SE	284	–	–	2,650	(2)	4	(27)	2,909
Ferrovial Netherlands B.V.	107	–	–	5	–	(4)	(29)	80
Ferrovial Ventures Netherlands B.V.	11	–	–	(1)	–	1	–	11
Ferrovial Transco International B.V.	118	–	–	3	2	–	4	126
Ferrovial EG SE	62	–	–	2	–	(4)	7	67
Ferrovial Ventures Ltd.	12	–	–	–	–	1	–	12
Ferrovial Services Netherlands B.V.	21	–	–	4	–	–	–	26
Thalia Waste Treatment B.V.	26	–	–	(5)	2	2	28	53
Ferrovial Inversiones, S.A.	70	–	(69)	1	–	–	–	2
Ferrovial Construcción, S.A.	603	–	(415)	68	–	(1)	12	266
Ferrovial Aeropuertos España, S.A.	28	–	–	–	–	–	–	28
Ferrovial 001, S.A.	–	91	–	(1)	–	–	–	90
Ferrovial Infraestructuras Energéticas, S.A.U.	14	–	–	(8)	–	–	–	5
Cintra Infraestructuras España S.L.	134	–	(93)	14	–	–	(7)	49
Ferrofin S.L.	71	–	(11)	29	(1)	–	(1)	88
Ferrovial Corporación, S.L.	14	–	–	2	–	–	–	15
Temauri, S.L.	5	–	–	–	–	–	–	5
Krypton RE S.A.	18	–	–	3	–	–	–	21
Ferrovial Mobility S.L.	15	–	–	–	–	–	–	15
Landmille, Ltd. - GBP	7	–	(6)	–	–	–	–	1
Ferrovial 004, S.L.U	37	–	(6)	37	–	–	(2)	66
Ferrovial Ventures, S.A.U.	16	–	–	2	–	–	–	18
Others	7			(7)	–	–	8	8
Total	**9,525**	**614**	**(910)**	**3,439**	**112**	**42**	**(8)**	**12,815**

Ferrovial Construction International S.E.

On June 24, 2024 the Company made a share premium contribution to Ferrovial Construction International S.E. reaching EUR523 million, which was paid in kind and would be effected by means of assignment of a receivable in the amount of EUR 416 million arising out of an intra-group credit agreement dated 11 June 2024 between the Shareholder as lender and Ferrofin, S.L. as borrower; a receivable in the amount of EUR 56 million arising out of a credit loan agreement dated 29 June 2022 between the Shareholder as lender and Ferrovial Netherlands B.V. as borrower; and a receivable in the amount of EUR 51 million arising out of a credit loan agreement dated 18 December 2023 between the Shareholder as lender and Ferrovial Netherlands B.V. as borrower.

This subsidiary made a dividend distribution of EUR 110 million to the Company on June 14, 2024. This dividend was distributed in kind effected by means of assignment of a receivable in the aggregate amount of EUR 110 millions arising out of a credit between Ferrovial Construction International SE as lender and Ferrovial Netherlands BV as borrower dated to June 29, 2022, and a credit agreement between Ferrovial Construction International SE as lender and Ferrovial Netherlands BV as borrower dated to December 18, 2023. Both of them were fully repaid on June 26th, 2024. See note 1.1.2.

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_425

Ferrovial Construcción S.A. On June 11, 2024, this subsidiary made a dividend distribution of EUR 415 million to the Company. This dividend was distributed in kind, effected by means of an assignment of receivable in the aggregate amount of EUR 415 million, from a credit agreement dated February 28, 2018, between Ferrovial Construcción S.A as lender and Ferrofin SL as borrower. Consequently, Ferrovial S.E. assumed the position of the lender. On June 26, 2024, this receivable was fully repaid. See note 1.1.2. Cintra Global S.E. This subsidiary formally approved on July 9, 2024 the distribution of a dividend of EUR 200 million based on the financial results of the year 2023 . This dividend is currently pending of payment and will be disbursed to the shareholders in accordance with the company's established procedures and timelines. See note 1.3. Ferrovial Airports International SE The main movement for the year 2024 of this subsidiary correspond to the divestment of 19.75% of the share capital of FGP Topco Ltd., which is the direct shareholder of Heathrow Airports Holdings Limited (HAH), the owner of Heathrow Airport in London (UK), to Ardian and the Public Investment Fund (PIF), with a capital gain of EUR 2,023 million. As a result, Ferrovial now holds 5.25% stake, which is recognized as a non-current financial asset at fair value through profit or loss, once concluded that according to IAS28 p.5-6, Ferrovial will no longer exercise significant influence in FGP Topco Ltd., despite having the right to nominate a board member together with other shareholders, as the group will have no participation in the policy-making processes of the asset, neither participation in decisions related to dividend distributions. The fair value of the remaining stake has been determined by referencing the selling price of the recently 19.75% stake divested in FGP Topco Ltd., generating an additional positive impact of EUR 547 million. Finally, on January 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.GBP 455 million (current book value of the asset), which will be adjusted with an interest rate to be applied until closing (Note 6.11). The transaction is subject to complying with the right of first offer (ROFO) which may be exercised by Topco shareholders pursuant to the Shareholders’ Agreement and the Articles of Association of the company. Full completion of the acquisition under the agreement is also subject to the satisfaction of applicable regulatory conditions. Cintra Infraestructuras España S.L. This subsidiary made two dividend distributions to the Company during 2024. On June 11, 2024 a dividend was distributed in kind effected by means of assignment of receivable in the aggregate amount of EUR 81 millions. On August 2, 2024 dividend was distributed in kind effected by means of assignment of receivable in the aggregate amount of EUR 12 millions. The payment of the aforementioned distributions were made in kind through the assignment of a credit right that the Company holds against Ferrofin, S.L. generated under the current account agreement signed by Ferrofin, S.L. and the Company, among other companies of the Ferrovial group, on February 28, 2018. Ferrovial Inversiones S.A. This subsidiary made a dividend distribution of EUR 69 million to the Company on June 6, 2024. This dividend was distributed in kind effected by means of assignment of receivable in the aggregate amount of EUR 69 millions arising out of a credit between Ferrovial Inversiones S.A as lender and Ferrofin SL as borrower dated to February 28, 2018. Consequently, The Company assumed the position of the lender. On June 30, 2024, this receivable was fully repaid. Ferrovial 001 S.A. The Company made two monetary contributions in favor of Ferrovial 001 S.A. On August 6, 2024 in the total amount of EUR 30 millions euros and on November 26, 2024 in the total amount of EUR 60 millions euros. The Contributions were made by bank transfer to the company's account, considered a 'contribution from partners or owners’. INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_426

The movements for the previous year were as follows:

(Million euro)	Balance at January 1, 2023	Capital contribution (+) /reduction (-)	Dividends	Share in results of participating interests	Derivatives Impact	Exchange differences	Other direct equity movements of participating interests	Balance at December 31, 2023
Ferrovial Construction International SE	286	–	–	133	(2)	9	–	426
Cintra Global SE	3,883	–	–	199	(10)	(39)	(2)	4,030
Cintra Infrastructures SE	3,262	–	–	105	37	(53)	39	3,389
Ferrovial Airports International SE	293	–	–	(2)	(3)	2	(7)	284
Ferrovial Netherlands B.V.	516	103	–	3	–	4	(519)	107
Ferrovial Ventures Netherlands B.V.	12	–	–	–	–	–	–	11
Ferrovial Transco International B.V.	119	4	–	3	1	(11)	2	118
Ferrovial EG SE	51	–	–	9	–	(2)	4	62
Ferrovial Ventures Ltd.	12	–	–	–	–	–	–	12
Ferrovial Services Netherlands B.V.	14	–	–	7	–	(1)	–	21
Thalia Waste Treatment B.V.	16	1	–	(10)	(1)	–	20	26
Ferrovial Inversiones, S.A.	69	–	–	2	–	–	–	70
Ferrovial Construccion, S.A.	570	–	–	14	(1)	–	20	603
Ferrovial Aeropuertos España, S.A.	43	–	–	(15)	–	–	–	28
Ferrovial 001, S.A.	1	–	(1)	–	–	–	–	–
Ferrovial Infraestructuras Energéticas, S.A.U.	19	–	–	(5)	–	–	–	14
Cintra Infraestructuras España S.L.	543	–	(416)	21	(4)	(1)	(9)	134
Ferrofin S.L.	488	–	(433)	16	–	13	(13)	71
Ferrovial Corporación, S.L.	10	–	–	4	–	–	–	14
Temauri, S.L.	7	–	–	(2)	–	–	–	5
Krypton RE S.A.	17	–	–	1	–	–	–	18
Ferrovial Mobility S.L.	22	–	–	(7)	–	–	–	15
Landmille, Ltd. - GBP	107	(102)	–	1	–	1	–	7
Ferrovial 004, S.L.U	27	–	–	11	(1)	–	1	37
Ferrovial Ventures, S.A.U.	15	–	–	1	–	–	–	16
Others	1	7	–	–	1	–	(2)	7
Total	**10,401**	**13**	**(850)**	**489**	**17**	**(79)**	**(466)**	**9,525**

As a result of the Merger in 2023, Ferrovial SE is the direct shareholder of several Spanish entities through the Branch incorporated in Spain

Ferrovial Netherlands B.V.

On December 14, 2023 the Company made a share premium contribution to Ferrovial Netherlands B.V. this subsidiary amounting EUR 103 million which was paid in cash on the same date.

The impact on 'Other direct equity movements' is mainly due to the cancellation of the hybrid bond. Through this subsidiary, the Group completed a subordinated perpetual bond issue in 2017 for a nominal amount of EUR 500 million, accruing an annual coupon of 2.124% to the first recalculation date (May 2023), which was guaranteed by Ferrovial SE (formerly named Ferrovial, S.A.). In February 2023, the Company committed to repurchase its subordinated hybrid bond. As of June 2023, the company obtained acceptance of 94.28% of the amount of the issuance to which the offer was directed and executed the full cancellation in August 2023.

Landmille, Ltd.

This subsidiary made a capital refund of GBP 89.5 million, equivalent to EUR 102 million, on January 17, 2023.

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_427

Cintra Infraestructuras España S.L. This subsidiary made a dividend distribution of EUR 416 million to the Company on December 22, 2023. This dividend was distributed in kind consisting of a receivable from Ferrofin, S.L. in the aggregate amount of EUR 416 million under the current account agreement entered into on February 28, 2018 between Ferrofin, S.L. and Cintra Infraestructuras España, S.L.. Ferrofin, S.L. On December 19, 2023, Ferrofin, S.L. approved an in-kind capital refund to its shareholders amounting EUR 433 million of which the Spanish Branch received EUR 208 million since it is the direct shareholder of 47.986% of the shares, and Ferrovial Construcción S.A. received the amount of EUR 225 million for the remaining 52.014% stake. The payment entailed transferring credit rights under a loan agreement between Ferrofin, S.L., as lender, and Ferrovial SE, as borrower, dated November 30, 2017. The impact on ‘Other direct equity movements’ includes the capital refund indirectly to Ferrovial SE through the subsidiary Ferrovial Construcción S.A. in the amount of EUR 225 million. Appendix II includes data on the companies listed here. 1.1.2 Receivables from group companies The amount receivable of EUR 256 million (2023: EUR 18.6 million) mainly relates to Ferrofin SL. Intra-group credit agreement dated June 11, 2024 with a 3 year maturity date and a committed amount of EUR EUR 300 millions with effective interest rate is 3.82%. Movements in receivables from group companies were as follows: (Million euro) Receivables from grouo companies Balance at January 1, 2024 19 New financing 782 Repayments -526 Interests/amortization 1 Others -19 Balance at December 31, 2024 256 The main movements of the year correspond to dividends in kind as explained in Note 1.1. 1.1.3 Non-current deferred tax assets Movements in non-current deferred tax assets were as follows: (Million euro) Non-current deferred tax assets Balance at January 1, 2023 26 Tax Credits Dutch Tax Group -18 Tax Credits Spanish Tax Group 63 Non-tax-deductible accounting provision 2 Balance at December 31, 2023 73 Tax Credits Dutch Tax Group 6 Temporary taxable differences Dutch Tax group -6 Tax Credits Spanish Tax Group -18 Balance at December 31, 2024 55 Non-current deferred tax assets included in the Company balance sheet and related deferred tax charges or credits in the Company income statement can be broken down as follows: INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_428

	Balance sheet		Income statement	
(Million euro)	Balance at 31/12/2024	Balance at 31/12/2023	2024	2023
Temporary differences for set-off	5	7	4	2
Tax credits and carryforward losses	46	63	(17)	45
Others	4	3	—	—
Total	**55**	**73**	**(12)**	**47**

Tax credits

Deferred tax assets in the long term are recognized only to the extent that realization is probable. Tax credits considered by the Company are expected to be used in the long-term based on the projections made. A model was designed with the aim of assessing the recoverability of tax-loss carryforwards, based on the Group companies' latest available earnings projections.

The total balance recognized related to tax credits and carryforward losses is EUR 46 million, of which EUR 23 million relates to tax credits for tax-loss carryforwards and EUR 17 million to other tax credits both to be used by the Spanish Tax Group headed by the Branch and the remaining EUR 6 million tax credit for tax-loss carryforwards are recognized for the tax group in the Netherlands. The total amount of tax-loss carryforwards available in the Dutch Fiscal Unity amounts to EUR 74 million. In the Spanish Tax Group, the total amount of tax-loss carryforwards available reached EUR 76 million and the total amount of other tax credits stood at EUR 32 million.

Non-tax-deductible provisions

Non-tax-deductible accounting provisions of EUR 5 million (2023: EUR 7 million) results in temporary differences to be recoverable in the next following years.

Others

The deferred asset balance for EUR 4 million (2023: EUR 3 million) mainly relates to fair value adjustment losses accumulated which will have a tax effect when they are recognized to the income statement. They relate mostly to deferred tax assets arising from financial derivatives.

- **Spanish and Netherlands taxes consolidated groups**

The Company is tax resident in The Netherlands as of 15 December 2018. Since then, the Company is subject to Corporate Income Tax in The Netherlands on a consolidation tax regime. The Company is the head of Ferrovial's Dutch Fiscal Unity.

Ferrovial SA, the disappearing entity in the merger taking place in 2023, was tax resident in Spain and has filed consolidated tax returns in Spain since 2002. In 2014, the Company availed itself of the tax scheme provided by Articles 107 and 108 of Corporate Income Tax Act 27 of 27 November 2014 (CIT Act). Given that the implementation of the said scheme affects the tax treatment of potential dividends or capital gains obtained by Company shareholders. See information regarding Spanish tax unity included in Accounting policies, section Fiscal unity.

- **The fiscal unity dispute**

Until recently, the fiscal unity was in dispute with the Dutch tax authorities with respect to a group restructuring abroad. In case the group ceased to exist, the entities part of the fiscal unity would have become stand-alone taxpayers. This discussion has been settled in May 2024, with the outcome that the fiscal unity remains in force and subsequently the entities that are part of the fiscal unity have not become stand-alone taxpayers for a specific short period.

1.1.5 Other non-current receivables

Other non-current receivables for EUR 37 million (2023: EUR 20 million) mainly correspond to long-term derivatives.

- **Long-term derivatives**

Other non-current receivables include derivatives having a fair value of EUR 30 million (2023: EUR 20 million), corresponding to equity swaps and interest swaps.

Regarding derivatives, the other current assets of EUR 1 million (2023: EUR (13) million), mainly relates to cross-currency swaps and are also explained in this note.

The following tables show the breakdowns of derivatives and the corresponding fair values at December 31, 2024 and December 31, 2023, including the notional maturities, and the total breakdown per financial instrument together with the cash flow maturities for the same periods:

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS_**429

	FAIR VALUE							NOTIONAL MATURITIES
(Million euro)	**Balance at 31/12/2024**	**Balance at 31/12/2023**	**2025**	**2026**	**2027**	**2028**	**2029 and beyond**	**TOTAL**
Equity swaps	29	20	54	–	–	–	–	54
Interest rate swaps	1	–	–	–	–	–	165	165
Cross-currency swaps (current asset)	1	–	250					250
Total asset balance	**31**	**20**	**304**	**–**	**–**	**–**	**165**	**469**
Interest rate swaps	–	–	–	–	–	–	–	
Cross-currency swaps	–	(13)	–	–	–	–	–	–
Total liabilities balance	**–**	**(13)**	**–**	**–**	**–**	**–**	**–**	**–**
Total derivatives	**31**	**6**	**304**	**–**	**–**	**–**	**165**	**469**

	FAIR VALUE							CASH FLOW MATURITIES
(Million euro)	**Balance at 31/12/2024**	**Balance at 31/12/2023**	**2025**	**2026**	**2027**	**2028**	**2029 and beyond**	**TOTAL**
Equity swaps	29	20	29	–	–	–	–	29
Interest rate swaps	1	–	1	–	–	–	–	1
Cross-currency swaps	1	(13)	2	–	–	–	–	2
Total derivatives	**31**	**6**	**32**	**–**	**–**	**–**	**–**	**32**

The notional amounts listed in the tables above include all those outstanding as of December 31, 2024. Accordingly, the maturities are presented as a positive figures and future increases, the amount of which has already been arranged, are shown as a negative ones.

The Equity swaps and Cross-currency swaps have a maturity in the short-term, however, are expected to be renewed upon maturity since the hedged item commented below is in the long term.

The overview below reflects hedge fair value changes from 2024 to 2023 and the effects of such changes on the balance sheet and income statement.

	BALANCE SHEET			other impacts		Income statement impacts		
(Million euro)	**Balance at 31/12/2024**	**Balance at 31/12/2023**	**Variation**	**Impact on reserves**	**Cash movement**	**Derivative result income (+)/ expense (-)**	**Financial income (+)/ expense (-)**	**TOTAL**
Equity swaps	29	20	9		(6)	17	(2)	9
Interest rate swaps	1	–	1	1				1
Cross-currency swaps	1	(13)	15	(1)	(7)	16	7	15
Total financial instruments	**31**	**6**	**25**	**–**	**(13)**	**33**	**4**	**25**

The variations are explained in the following paragraphs.

Equity swaps

The Company has arranged equity swaps contracts for hedging the potential financial impact of the exercise of share-based remuneration schemes granted to employees. These equity swaps do not qualify for hedge accounting and the related gains or losses are recognized as derivative result in the income statement (see consolidated financial statements note 5.5.a).

The equity swaps hedge a given number of Ferrovial's shares at a reference share price. During the swap term, Ferrovial pays interest at a given interest rate (EURIBOR plus a spread to be applied to the result of multiplying the number of shares by the strike price) and receives remuneration equal to the dividend on those shares. Ferrovial receives the difference between the arithmetic mean of the share price during the observation period and the reference price, multiplied by the number of shares contracted if the share has appreciated at maturity . Otherwise, Ferrovial would pay this spread to the financial institution.

Fair value at December 31, 2024 amounted to EUR 29 million (2023: EUR 20 million).

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_430

Interest rate derivatives (IRS) The Company contracted interest rate derivatives in 2024 which have a fair value of EUR 0.9 million and a notional amount of EUR 165 million at December 31, 2024. These derivatives hedge the interest rate risk of a highly probable future bond issuance with maturity in 2030 and accounted for as a cash flow hedge. This means that fair value changes in both the derivative and the hedged item (in this case, the bond) attributable to changes in the interest rate, and are carried at fair value through other comprehensive income (OCI) in the amount of EUR 0.9 million. Cross-currency swaps (CCS) The Company holds a liquidity facility for a maximum of EUR 900 million (2023: EUR 900 million), which may be drawn in EUR, CAD, GBP and USD. At 31, December 2024, USD 260 million had been utilized (Note 1.7). In order to cover possible interest rate and foreign exchange fluctuations affecting the amount drawn, the Company has cross-currency swaps contracts in place with maturity in 2025, for an agreed equivalent value of EUR 250 million (2023: EUR 250 million). The fair value as at December 2024, is a positive amount of EUR 1 million (2023: EUR -13 million). The results of the effectiveness tests carried out show that the derivatives are effective. The change in fair value during the year had an impact on reserves of EUR -1 million, on the financial result of EUR 23 million and on cash of EUR -7 million. 1.2. Other fixed assets This balance mainly includes small equipments purchased, which decrease as long as they are amortized, and the impact of rights-of-use under IFRS 16. Right-of-use assets recognized under IFRS 16 Non-current other fixed assets comprise an amount of EUR 4 million (2023: EUR 4 million) derived from the right-of-use assets recognized under IFRS 16 leases and the associated liabilities, as described in note 3.7 ‘Right of use assets and associated liabilities’ of the consolidated statements. IFRS 16 affects the Company’s leases in which it is the lessee, having primarily lease agreements for long-term office buildings. More information is explained in detail in the consolidated financial statements. 1.3. Receivables Receivables comprises the following: (Million euro) 2024 2023 Current receivables from group companies 347 556 Receivables relating to income tax 72 68 Prepayments and accrued income 3 1 Other receivables 4 3 Total receivables 426 629 More details are broken down in the following sub-notes. 1.3.1. Current receivables from group companies (Million euro) 2024 2023 Dividends receivables 200 — Short-term debt due group companies 18 472 Group company trade receivables 7 12 Group companies corporate income tax receivables 99 51 Other receivables 22 21 Total current receivables from group companies 347 556 – Dividend Receivables The dividend receivables refers to the dividend declared by Cintra Global SE for EUR 200 millions that is pending to be collected (Note 1.1.). INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_431

- **Short term debt due from group companies**

The short-term debt owed by group entities to Ferrovial SE comprise loans and current account positions which accrue an interest rate similar to those of the market and will become due and payable within twelve months. The more relevant short term loans from Ferrovial SE's subsidiaries to Ferrovial SE are reflected in the overview below:

(Million euro)	2024	2023
Ferrofin S.L.	5	408
Cintra Infrastructures S.E.	4	
Ferrovial Netherlands BV	–	3
Cintra Servicios de Infraestructuras S.A.	–	22
Cintra Global SE	1	–
Cintra Infraestructuras España S.A.	–	31
Cintra Inversiones S.L.	4	2
Budimex	4	3
Other receivables	–	3
Total short term debt due from group companies	**18**	**472**

The decrease against previous year is mainly due to a receivable from Ferrofin S.L., following internal dividends transactions within the group.

The Company has current account arrangements in place to fund operational payments and to facilitate collections of intra-group debt. Interest over intra-group current account positions accrues at market rates.

- **Group Companies trade receivables**

The Company has trade receivables mainly related to services provided and guarantee fees charged to group companies. The main disclosures of short-term trade receivables are shown in the following table:

(Million euro)	2024	2023
Ferrovial Airports US Terminal One LLC		6
Ferrovial Corporación, S.L.	1	–
Ferrovial Holding US Corp	3	4
W.W. Webber, LLC	1	
Ferrovial Power Infraestructure Chile, SpA	1	
Others	2	3
Total Group Companies trade receivables	**7**	**12**

These receivables will become due and payable within twelve months.

- **Group Companies corporate income tax receivables**

Since Ferrovial SE and the Branch are the head and the representative for the Fiscal Unities in the Netherlands and in Spain, respectively, they register in the receivable and payable amounts from group companies derived from Corporate Income Tax consolidation regimes. The main disclosures of corporate income tax receivables are shown in the following table: :

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_432

(Million euro)	2024	2023
Ferrovial Construccion, S.A	32	10
407 Toronto Highway, B.V.	18	–
Autop.Terrasa Manresa, S.A.	11	9
Cintra Infrastructures, S.E.	7	2
Cintra Global SE	6	–
Ferrofin S.L.	5	15
Cintra Infraestructuras España S.L.	4	4
Ferrovial Construccion International, S.E.	4	–
Ferrovial Netherlands B.V.	3	–
Hubco Netherlands	2	–
Ferrovial 004, S.L.U	1	–
Ferrovial Corporación, S.L.	1	3
Others	5	7
Total Group Companies corporate income tax receivables	**99**	**51**

1.4 Cash

All cash reflected in the overview below is at the Company's free disposal.

(Million euro)	2024	2023
Total cash	**175**	**107**

1.5. Shareholder's equity

Equity and net result according to the separate financial statements are not identical to the corresponding figures in the consolidated financial statements. The reconciliation between the two financial statements is as follows:

	Shareholder's equity		Income statement	
(Million euro)	**Balance at 31/12/2024**	**Balance at 31/12/2023**	**2024**	**2023**
Separate financial statements	**6,422**	**4,102**	**3,270**	**428**
Group companies with equity deficit	(347)	(336)	(34)	26
Others	–	–	3	6
Consolidated financial statements	**6,075**	**3,766**	**3,239**	**460**

Income statement variations

Group companies with equity deficit. The impact of EUR (34) million in the income statement corresponds to the result from infrastructure projects with negative equity not recognized through the income statement in the separate financial statements. They have reduced its investment to zero, to the extent that the Company neither is liable for all or partially the debts of the participating interest nor it has a constructive obligation to enable the participating interest to repay its debt.

Other movements. Derived from intercompany transactions in non-EUR currency which are included in OCI in the consolidated accounts and in the income statement in separate accounts.

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_433

The movements in equity are shown below:

(Million euro)	Issued and paid-up capital	Share Premium	Other reserves	Unappropriated profits	Revaluation reserve	Other legal reserves	Total
Closing balance 2022	**743**	**7,884**	**(4,188)**	**315**	**1**	**(298)**	**4,457**
Capital reduction	(736)	736	–	–	–	–	–
Merger adjustment	–	(4,194)	4,194	–	–	–	–
Script dividend/other dividends	–	(58)	(78)	–	–	–	(136)
Treasury share purchases	–	(52)	(62)	–	–	–	(114)
Shareholders distribution	**–**	**(110)**	**(140)**	**–**	**–**	**–**	**(250)**
Income and expense recognized directly in equity	–	–	(2)	–	(1)	(62)	(65)
Transfers to income statement	–	–	6	–	(9)	–	(3)
Total income and expenses recognized for the year	**–**	**–**	**4**	**–**	**(10)**	**(62)**	**(68)**
Result of the year	–	–		428	–	–	428
Result appropriation	–	–	315	(315)	–	–	–
Perpetual subordinated bond issuances	–	–	(513)	–	–	–	(513)
Share-based remuneration schemes	–	–	12	–	–	–	12
Other transactions	–	–	36	–	–	–	36
Closing balance December 31, 2023	**7**	**4,316**	**(280)**	**428**	**(9)**	**(360)**	**4,102**
Cash dividend	–	–	(130)	–	–	–	(130)
Treasury share purchases	–	–	(701)	–	–	–	(701)
Shareholders distribution	**–**	**–**	**(831)**	**–**	**–**	**–**	**(831)**
Income and expense recognized directly in equity	–	–	–	–	(1)	154	153
Transfers to income statement	–	–	(15)	–	–	–	(15)
Total income and expenses recognized for the year	**–**	**–**	**(15)**	**–**	**(1)**	**154**	**138**
Result of the year	–	–	–	3,270	–	–	3,270
Result appropriation	–	–	428	(428)	–	–	–
Share-based remuneration schemes	–	–	13	–	–	–	13
Other treasury shares repurchase			(272)				(272)
Other transactions	–	–	2	–	–	–	2
Closing balance December 31, 2024	**7**	**4,316**	**(955)**	**3,270**	**(10)**	**(206)**	**6,422**

Information about the shareholders distributions and other movements is disclosed in the consolidated financial statements in Note 5.1.1 Changes in equity.

Share capital

At December 31, 2024, fully subscribed and paid in share capital stood at EUR 7,295,600 (EUR 7,406,884 in 2023), corresponding to Ferrovial SE as the Groups´s parent holding company (see Consolidated Statement of Changes in Equity). Share capital consists of 729,559,951 ordinary shares (740,688,365 ordinary shares in 2023) in a single class with a par value of one euro cent each (EUR 0.01).

FSE´s authorized share capital amounts to 30 million euro, consisting of 3,000 million ordinary shares with a nominal value of 0.01 euro each.

For the movements that occurred during the year 2024, please refer to note 5.1.2 Equity components - a. share capital, of the consolidated financial statements.

Share Premium

As commented in Note 1.1.2 of the consolidated financial statements, the merger between Ferrovial, S.A. and Ferrovial International SE had no impact on a consolidated level, and only affected the breakdown of equity (see Consolidated Statement of Changes in Equity). This transaction gave rise to a merger share premium of EUR 4,426 million. The reduction in the share/merger premium (both classed as unrestricted reserves) in relation to the balance at January 1, 2023 is explained by the redemption of treasury shares agreed in the Buy-Back Program explained in the following section. Consequently, at December 31, 2023 the share premium and merger premium totaled EUR 4,316 million. At December 31, 2024 the share premium and merger premium reached EUR 4,316 million, as no other adjustments were accounted for against this heading.

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_434

Other reserve The other reserve includes retained earnings, shares for the remuneration scheme for employees and treasury shares. The market value of the treasury shares held by Ferrovial at December 31, 2024 (7,753,399 shares) was EUR 315 million (EUR 157 million in 2023). The movements in treasury shares are explained in details in the consolidated financial statements (note 5.1.2.c). Revaluation reserve The revaluation reserve amounts EUR -10 million (2023: EUR -9 million) and it is a legal reserve. The revaluation reserves arise from the movements in the value of derivatives used as part of cash flow hedging that are recognized directly within the revaluation reserve. The movements for the year 2024 are detailed in the derivative movement in the Impact on reserves explained in note 1.1.5. related to derivatives and taking into account the tax impact. Other legal reserve The legal reserve comprises the exchange rate differences that arise by translation of the net investments and result from the participation’s currency into the currency in which the legal entity’s financial statements are prepared (EUR). (Million euro) Derivatives Impact Translation of net investments Total Other legal reserves Closing balance December 31, 2022 47 -345 -298 Translation to legal reserve for exchange differences 17 -79 -62 Closing balance December 31, 2023 64 -424 -360 Translation to legal reserve for exchange differences 112 42 154 Closing balance December 31, 2024 176 -382 -206 Proposed distribution of 2024 profit The Company posted a profit for 2024 of EUR 3,270 million. The Board of Directors proposed to the Company’s Annual General Meeting the following distribution of Ferrovial's individual profit, at December 31, 2024: Million EUR 2024 Profit/(loss) of Ferrovial SE. (individual company) 3,270 Distribution (million euros): Other reserves 3,270 1.6. Provisions (Million euro) 2024 2023 Provision for liability for participating interests 22 20 Provision for taxes 62 64 Other provisions 5 4 Total 89 89 INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_435

Provision for liability for participating interests A long-term provision is related to the participating interest in Ferrovial Emisiones, S.A. whose value under the net asset value method has become nil as the net asset value remains negative. A provision is carried at the expected amount payable. The movements related to the participating interest in Ferrovial Emisiones, S.A. can be explained as follows: (Million euro) Balance at January 1, 2024 Capital contribution (+) /reduction (-) Other movements Balance at December 31, 2024 Ferrovial Emisiones, S.A. -20 -2 -22 (Million euro) Balance at January 1, 2023 Capital contribution (+) /reduction (-) Other movements Balance at December 31, 2023 Ferrovial Emisiones, S.A. -31 13 -2 -20 The provision increase for EUR 2 million (2023: EUR 2 million) is due to the losses registered for the year 2024 and 2023 respectively. Provision for taxes (Million euro) Provision Carrying amount at January 1, 2024 64 Releases (3) Additions 1 Carrying amount at December 31, 2024 62 The provisions of EUR 62 million (2023: EUR 64 million) mainly comprises the following: • Released 3 million provision for tax assessments by the Spanish tax authorities in respect of corporate income tax for the financial years 2013 to 2017. • Provision for tax assessments raised by the Spanish tax authorities in respect of corporate income tax for the financial years 2002 to 2005 in the amount of EUR 32 million (2023: EUR 31 million). • Provision for tax assessments raised by the Spanish tax authorities in respect of corporate income tax for the financial years 2012 to 2014 in the amount of EUR 18 (2023: EUR 17 million). • Provision for tax assessments raised by the Spanish tax authorities in respect of corporate income tax for the financial years 2006 in the amount of EUR 6 (2023: EUR 6 million). • Provision for tax assessments raised by the Spanish tax authorities in respect of valued added tax for the financial years 2003 to 2005 in the amount of EUR 8 (2023: EUR 7 million). Other provisions Provision regarding possible claims related to litigation estimated in EUR 5 million in 2024. INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_436

1.7 Non-current liabilities

Movements in the non-current liabilities were as follows:

Non-current liabilities

(Million euro)	Non-current debentures and bonds	Non-current payables to credit institutions	Non-current payables to group companies	Derivatives long-term	Non-current others liabilities	Total
Carrying amount at January 1, 2024	**495**	**296**	**4,425**	**13**	**14**	**5,243**
New financing	–		3,146			3,146
Repayments	–		(2,267)			(2,267)
Interests/amortization	1		129			129
Exchange differences	–					–
Short-term reclassification	–	(236)		(13)		(249)
Others	–		–		(2)	(2)
Carrying amount at December 31, 2024	**496**	**60**	**5,433**	**–**	**12**	**6,001**
Of which:						
term < 1 year						
term >= 1 year and <=5 year		**60**	**5,433**	**–**	**12**	**5,505**
term > 5 year	**496**					**496**

Non-current liabilities with a remaining term of less than one year, including repayment commitments for the next year, are accounted for under current liabilities.

For details of these liabilities, please refer to the following notes.

Non-current bonds

Non-current bonds include a sustainability-linked bond amounting to EUR 500 million issued in September 10, 2023, with an interest rate of 4.375%, and maturity date on 13 September 2030. The issue price is 99.587%. The bonds were fully subscribed and paid up by investors on that date and admitted to trading in the regulated market of the Irish Stock Exchange.

Non-current payables to credit institutions

Non-current payables to credit institutions include the following:

- One loan of EUR 60 million (2023: one loan totaling EUR 60 million) entered into on November 30, 2020, and maturity date on November 30, 2027. It bears interests at 0.425% rate.

The movement during the year of EUR (236) million corresponds to the syndicated liquidity facility refinanced in July 2018, that has its current maturity date in July 2025.

Non-current payables to group companies

Non-current payables to group companies are EUR 5,433 (2022: EUR 4,425) and comprises the following:

(Million euro)	2024	2023	Var
Ferrovial Emisiones, S.A.	1,278	1,276	2
Ferrofin, S.L.	1,145	2,153	-1,008
Ferrovial Netherlands BV	2,224	967	1,257
Cintra Global SE	668	0	668
Hubco Netherlands. B.V.	100	0	100
Ferrovial Construcción, S.A.	0	22	-22
Krypton RE, S.A.	12		12
Ferrovial Aravia, S.A.	6	8	-2
TOTAL LONG-TERM LOANS	**5,433**	**4,425**	**1,008**

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_437

- Intercompany loan of EUR 1,278 million (2023: EUR 1,276 million) with the subsidiary Ferrovial Emisiones S.A., received through the issuance of corporate bonds in 2020, EUR 780 million of which, accruing an annual coupon of 1.382%, matures in 2026; and EUR 500 million, at an annual coupon of 0.54%, matures in 2028. These funds were transferred to Ferrovial SE (formerly named Ferrovial S.A.) on the same terms as the bonds issued by this subsidiary.
- Intercompany credit line arranged with the subsidiary Ferrofin, S.L. on 30 November 2017 for a limit of up to EUR 3,000 million, maturing on 28 February 2026. The balance drawn down at December 31, 2024 amounted to EUR 1,145 (2023: EUR 2,153 million).
- Intercompany credit line payable to Ferrovial Netherlands B.V. entered into on December 20, 2023 with maturity on December 20, 2026. The outstanding balance as 2024-year end was EUR 2,224 million and bears interests at a fixed rate of 3.65%.
- Intercompany credit line payable to Cintra Global SE entered into on December 18, 2024 with maturity on April 9, 2027. The outstanding balance as 2024-year end was EUR 668 million and bears interests at a fixed rate of 3.66%.
- Intercompany credit line payable to Hubco Netherlands. B.V. entered into on December 18, 2024 with maturity on December 13, 2027. The outstanding balance as 2024-year end was EUR 100 million and bears interests at a fixed rate of 2.98%.
- Intercompany loan of EUR 12 million from the subsidiary Krypton RE, S.A., accruing fixed interest at an annual rate of 3.7% and maturing in 2027.

Non-current derivatives

Non-current liabilities include derivatives of EUR 0 for 2024 (2023: EUR 13).

Non-current other liabilities

Non-current liabilities include claims assumed as part of the subsidiary liquidation process in 2023 (Acadia Servicios de Medioambiente, S.L.U.) for EUR 10 million.

Additionally, it includes the liabilities associated to IFRS 16 which are mainly lease agreements for buildings, relating to long-term office leases for EUR 4 million.

1.8 Current liabilities

The remaining term of the current liabilities is less than one year. The total current liabilities and payables to group companies are specified as follows:

(Million euro)	2024	2023
Current payables to credit institutions	252	0
Debentures and bonds	255	504
Amounts due to group companies	696	385
Payables relating to income tax	19	25
Accrued liabilities	5	12
Current trade payables	0	1
Current other liabilities	28	15
Total current liabilities	**1,256**	**943**

Current payables to credit institutions

A syndicated liquidity facility with a limit of EUR 900 million, which included sustainability criteria and can be drawdown indifferent currencies (EUR, CAD, GBP and USD). The facility was refinanced in July 2018 and has its current maturity date in July 2025. The drawndown amount of this facility on December 31, 2024, was USD 260 million (2023: USD 260 million), with a carrying amount of EUR 252 million (2023: EUR 236 million, classified as non-current liability - see note 1.7). The exchange rate and interest rate risks of this drawdown have been hedged by means of cross currency swaps with notional amount EUR 250 million, the fair value of which amounts to EUR 1 million (2023: EUR -13 million).

Debentures and bonds

Euro Commercial Paper (ECP) issuance program has been renewed each year since 2018, with maturities between 1 and 364 days as from the issue date, allowing further diversification of capital market funding and more efficient liquidity management.

The notes outstanding during 2024 were issued under the EUR 1,500 million Sustainability Target STEP label compliant Euro-commercial paper program registered on July 31, 2023, at an average rate of 3.74% (2023: 3.13%). Regarding the notes outstanding as of December 31, 2024, the average cost were 3.17% (2023: 4.09%).

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_438

Regarding the movement during 2024, it is worth noting the variation in the Euro Commercial Paper issued at December 2024 closing (EUR 249 million) compared to December 2023 (EUR 500 million), representing a reduction of EUR -251 million.

Current liabilities also include the accrued payment of the coupon of the bond included in non-current liabilities for EUR 7 million.

Current debts to other group companies

The group companies' debt comprises the following:

(Million euro)	2024	2023
Debt payable to subsidiaries	637	337
Trade payables to other group companies	10	11
Corporate income tax liquidation debts	48	37
Amounts due to group companies	**696**	**385**

Current payables to other legal entities and companies with a participating interest in the legal entity include an amount of EUR 696 million (2023: EUR 385 million). The debt related to the corporate income tax liquidation arises from the fact that Ferrovial SE and Ferrovial SE Spanish branch are the heads of the fiscal unity both in Spain and in The Netherlands.

The debt payable to subsidiaries is detailed in the following table:

(Million euro)	2024	2023	Var.
Ferrovial Netherlands B.V.	3	0	3
Ferrovial Services UK, Ltd.		11	-11
Ferrovial Emisiones, S.A.	7	311	-304
Krypton RE S.A.		12	-12
Cintra Global SE	1	0	1
Short-term loan	**11**	**334**	**-323**
Ferrovial Netherlands B.V.	606	1	605
Ferrovial Corporación, S.A.U.	1	1	0
Autopista Alcalá-O´Donnel S.A.	0	1	-1
Ferrofin, S.L.	18	0	18
Others	1	0	1
Group Companies - Current accounts	**626**	**4**	**622**
Total Group Companies debt	**637**	**337**	**300**

The Company significant movements during the year can be explained as follows:

- The intercompany debt from Ferrovial Emisiones S.A. for EUR 7 million relates to the funds lend by this subsidiary after its 300-million-euro bond issuance back on July 15, 2014, with a fixed interest rate of 2.5%. It was fully paid on July 10, 2024.
- The short-term current account from Ferrovial Netherlands BV, as at December 31, 2024 for EUR 606 million, derived from the Group's cash-pooling arrangement.

Trade payables to other group companies

The Company records trade payables for services received are 10 million in 2024 (2023: EUR 11 million mainly from Ferrovial Corporación, S.A.U.).

Accrued liabilities

The accrued liabilities for EUR 5 million as at December 31, 2024 (2023: EUR 12 million) is related with payables fees from both group companies and suppliers for services rendered not billed by the end of the year.

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_439

2. Notes to the Company only Income Statement at December 31, 2024

2.1 Revenue

Ferrovial SE revenue comprises the amounts invoiced to group companies in relation to guarantees given as described in Note 4 and for services provided.

(Million euro)	2024	2023
Guarantee charges to group companies	7	12
Other income from group companies	16	16
Revenue	**23**	**28**

The revenue breakdown by geographic area of the companies that the services are provided to is as follows:

(Million euro)	2024	2023
Spain	14	14
Netherlands	2	5
US	6	9
Other	1	0
Revenue	**23**	**28**

2.2 Personnel expenses

The average number of employees during the year converted to full time equivalents was 9.3 in 2024 (2023: 9.8) in the Netherlands.

The average number of employees during the year converted to full time equivalents was 2.8 in 2024 (2023: 2.7) in Spain.

The total personnel costs were EUR 21 million (2023: EUR 19 million), including social security charges for EUR 0.23 million (2023: EUR 0.5 million). There were no pension charges.

(Million euro)	2024	2023	Var. 24/23
Wages and salaries	-18	-16	-2
Social security contributions	0	0	0
Share-based payments	-3	-3	0
Personal expenses	**-21**	**-19**	**-2**

2.3 Other operating expenses

The other operating expenses reached EUR 61 million in 2024 (2023: EUR 61 million)

(Million euro)	2024	2023
Travel expenses	-1	-1
Third-party expenses	-15	-32
Expenses charged from group companies	-35	-17
Other general expenses	-10	-11
Operating Expenses	**-61**	**-61**

The third-party expenses for EUR 15 million (2023: EUR 32 million) decreased against previous year due to legal and financial advice related with the merger in 2023. The expenses charged from group companies for EUR 35 million (2023: EUR 17 million) includes fees and costs incurred by entities in Spain to be charged to the parent. The other general expenses includes insurance premiums, rent cost and other general expenses.

2.4 Profit and loss on disposals of fixed assets

The results amounting EUR 10 million (2023: EUR 18 million) relates mainly to the update of the indemnities and earn-outs associated with the Services Business disposal in Spain and Portugal as well as other adjustments related to the Amey business divestment in the UK (detailed in the consolidated financial statements, Note 1.1.5 and Note 2.8).

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS_440**

2.5 Financial income and expense Financial income (Million euro) 2024 2023 Interest income on loans to group companies 8 1 Interest on bank accounts 2 1 Other financial income 8 49 Total financial income 18 51 Financial expenses The financial expenses includes borrowing costs related to intercompany financing, payables to credit institutions, on issuance of bonds, charges on guarantees for expenses billed by banks and credit institutions, between others; and can be detailed as follows: (Million euro) 2024 2023 Interest expense on loans from group companies -154 -123 Interest expense on debt issuance -41 -23 Interest expense on credit institutions -14 -29 Guarantee expense -5 -9 Other financial expenses -3 -4 Total financial expense -218 -187 2.6 Income tax credit The tax payable/receivable on the result in the consolidated income statement can be broken down as follows: (Million euro) 2024 2023 Tax on the result for current financial year 41 -10 Prior-year adjustments 17 -17 Deferred tax assets/liabilities -1 45 Reversal of tax risks 0 69 Other 0 2 Total Income tax credit 56 89 In 2024, corporate tax credit was recognized in the amount of EUR 56 million (EUR 89 million in 2023) as shown in the following table: (Million euro) 2024 2023 Profit/(loss) before tax -226 -150 Tax at corporation tax rate of 25.8%/25.0% in The Netherlands/Spain 58 37 Recognition of previously unrecognized tax losses / Unrecognized tax losses of the year -7 -23 Ruling related to Royal Decree-Law 3/2016 (Spain) 22 0 Impacts from ongoing or finalized tax inspections 8 69 Non-deductible finance expense -13 -39 Estimation changes on recognition of tax loss and credit carryforwards -17 63 Other adjustments 6 -17 Total corporate income tax 56 89 Effective rate 25.0% 59.1 % For the analysis of the corporate income tax, we have to consider the following main adjustments: • Recognition of previously unrecognized net operating losses carryforwards and unrecognized tax losses generated in the 2024 (EUR -7 million for 2024 and EUR -23 million for 2023 ). • The Ruling related to Royal Decree-Law (RDL) 3/2016, includes a positive impact of EUR 22 million in favor of Ferrovial SE, Spanish Branch. As reported in the December 2023 Consolidated Financial Statements, on January 18, 2024, the Spanish Constitutional Court officially announced its ruling related to this matter, resolving that the use of the RDL was not suitable for amending the essential elements of Corporate Income Tax (CIT) Law, and that this practice infringed constitutional requirements. INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_441

- Impact from ongoing tax inspections (period 2017-2020) reached EUR 8 million in 2024 related to the Spanish Branch and the Tax Group (EUR 69 million in 2023 corresponding to finalized and settled tax audits which were fully provisioned). The approach that the tax authorities might adopt in relation to the years open to inspection could give rise to contingent tax liabilities which cannot be objectively quantified. It is considered that any possible material tax contingencies are adequately provisioned at the year end.
  - Non tax deductible financial expenses reached EUR -13 million (EUR -39 million in 2023).
  - Provision for net operating losses generated during the year in The Netherlands has been recorded in the amount of EUR -20 million as will not be recovered in the future. Nevertheless, in accordance with IAS 12, an amount of tax losses were recognized equal to the excess of liability temporary differences over asset temporary differences, amounting to EUR 6 million.
  - For the purpose of assessing the recoverability of tax-loss carryforwards in Spain, a model was designed based on the Group companies latest available earnings projections, which implied the derecognition of future net operating losses and tax credits of EUR 23 million (recognition of future net operating losses and tax credits of EUR 63 million in 2023).

3. Audit fees

The costs of the Group for the external auditor charged to the financial year from EY Accountants BV was EUR 5 million.

(Million euro)	EY Accountants BV	Other EY	2024	Ernst & Young Accountants LLP	Other EY	2023
Fees for audit services	1	13	14	1	13	14
Fees for assurance-related services	1		1			
Others		–	–	–	1	1
Total	**2**	**13**	**15**	**1**	**14**	**15**

The fees stated above for the audit of the financial statements are based on the total fees for the audit of the 2024 financial statements, regardless of whether the procedures were already performed in 2024.

4. Commitments and contingencies not included in the balance sheet

Guarantees

The Company's contingent liabilities include bank and other guarantees given to certain Group companies.

Guarantees given to third parties

The Company issues guarantees in favor of clients, partners in a project or banks which provide guarantee facilities, among others which secure obligations assumed under a contract by the guaranteed company, which is generally part of the Company's group. Therefore, the Company as a guarantor, assumes the responsibility for the payment or performance obligations of the Guaranteed Company by agreeing to compensate the beneficiary in the event of such non-payment or performance.

At the 2024 year-end, these guarantees amounted up to EUR 6,623 million (2023: EUR 7,036 million) and includes:

- Guarantees given in favor of Ferrovial Emisiones, S.A. covering corporate bond issues for a total nominal amount of EUR 1,780 million (2023: EUR 2,080 million). All bond issues completed by Ferrovial Emisiones S.A. are secured by Ferrovial SE. However, with regard to this transaction, Ferrovial records intercompany loans to Ferrovial Emisiones, S.A. in the long-term amounting to EUR 1,277 million (Note 1.7), and in the short term amounting to EUR 7 million (Note 1.8), which relate to the bond issuances completed in previous years.
- Guarantee given in favor of customers of other group companies in the Construction Division in the amount of EUR 4,780 million (2023: 4,652 million), which primarily relates to surety bonds.
- Guarantee given in favor of customers of other group companies in the Toll Road Division in the amount of EUR 1 million (2023: 9million).

Bank Guarantees

In addition to the above, at 2024 year end the Company holds bank guarantees amounting to EUR 534 million (2023: EUR 1,115 million) under guarantee facilities, of which:

- EUR 330 million relates to equity contribution guarantee commitments made to its various subsidiaries (2023: EUR 788 million), mainly for the project New Terminal One JFK (US).

INTEGRATED ANNUAL REPORT 2024. **SEPARATE FINANCIAL STATEMENTS**_442

• EUR 125 million (2023: EUR 250 million) in financial guarantees mainly relating to tax proceedings. • EUR 78 million (2023: EUR 77 million) in technical guarantees related to compliance with its non-financial obligations, such as participation in tenders, or project performance obligations. Other guarantees As part of the Services divestment process referred to under the discontinued operations section, the Company has provided the indemnities that are usual in this type of transactions. The best assessment thereof is already considered in the financial statements. Fiscal Unity The Company is jointly and severally liable for the tax liabilities in the fiscal unity both in the Netherlands and in Spain. – Fiscal Unity in the Netherlands The Company forms a fiscal unity since December 14, 2018 for corporate income tax purposes and is the head of the group since 2020. Therefore, the Company is liable for the tax liability of the fiscal unity in the Netherlands. Until recently, the fiscal unity was in dispute with the Dutch tax authorities with respect to a group restructuring abroad. In case the group ceased to exist, the entities part of the fiscal unity would have become stand-alone taxpayers. This discussion has been settled in May 2024, with the outcome that the fiscal unity remains in force and subsequently the entities that are part of the fiscal unity have not become stand-alone taxpayers for a specific short period. – Fiscal Unity in the Spain The Spanish Branch is the head of the fiscal unity for corporate income tax purposes in Spain. As a result, the Company is liable for the tax liability of the fiscal unity in Spain. – Litigation and other contingent liabilities Please refer to the consolidated account to more information regarding litigation and other contingent liabilities in note 6.5. 5.Remuneration of directors The Company has a one-tier board system consisting of executive as well as non-executive board members. The remuneration, including other benefits, of the current executive and non-executive directors charged to the legal entity in the financial year amounted to EUR 14 million (2023: EUR 11 million). The remuneration to former directors is nil since there were no changes in the composition neither in the year under review nor in the previous year. The total amount of the remuneration of directors can be split into: (Million euro) 2024 2023 Executive board members 12 9 Non-executive board members 2 2 Total 14 11 Please, refer to the Remuneration section in the Directors’ report. 6. Events after the balance sheet date for the separate financial statements The events occurred after the balance sheet date are detailed in the consolidated financial statements, Note 6.10. INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_443

Amsterdam, February 27, 2025 Board of Directors Mr. Rafael del Pino, Executive Director (Chairman) Mr. Óscar Fanjul, Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos, Executive Director (Chief Executive Officer) Ms. María del Pino, Non-Executive Director Mr. José Fernando Sánchez-Junco, Non-Executive Director Mr. Philip Bowman, Non-Executive Director Ms. Hanne Sørensen, Non-Executive Director Mr. Bruno Di Leo, Non-Executive Director Mr. Juan Hoyos, Non-Executive Director (Lead Director) Mr. Gonzalo Urquijo, Non-Executive Director Ms. Hildegard Wortmann, Non-Executive Director Ms. Alicia Reyes, Non-Executive Director INTEGRATED ANNUAL REPORT 2024. SEPARATE FINANCIAL STATEMENTS_444

OTHER INFORMATION Provisions in the articles of association on profit appropriation 446 Independent Auditor´s Report 447

Provisions in the articles of association on profit appropiation

In compliance with Article 2:392.1 b) of the Dutch Civil Code, Article 11 of Ferrovial's Articles of Association states the following regarding the distribution of profits:

- Ferrovial may make capital distributions to the extent that its equity exceeds the sum of (i) the paid up and called-up part of its share capital and (ii) the reserves which must be maintained by law or its Articles of Association.
- Dividend may be distributed after adoption of Ferrovial annual accounts. The Board of Directors may determine that an amount out of the profit will be added to the reserves. The remaining profits will be at the disposal of general meeting.
- Interim distributions are resolved upon by the Board of Directors and may be made out of Ferrovial´s profits of the then current financial year or at the expense of a distributable reserve.
- The corporate body resolving on a distribution decides whether such distribution is made in cash, in kind or in shares, or any combination thereof. The General Meeting may only resolve to make a distribution in kind or in the form of shares upon a proposal thereto made by the Board of Directors.
- All shares in Ferrovial share capital, with the exception of shares held by itself in treasury (unless encumbered with a right of usufruct or pledge), equally share in capital distributions.

SPECIAL VOTING RIGHTS AND NON-VOTING SHARES UNDER THE ARTICLES OF ASSOCIATION

Each share in FSE´s share capital confers the right to cast one vote at FSE´s general meeting. No votes can be cast on shares held in treasury by FSE itself or by any subsidiary.

BRANCH (FERROVIAL SE SUCURSAL EN ESPAÑA)

The Branch incorporated in Spain in 2023, Ferrovial SE Sucursal en España, includes the following direct ownership entities:

Entity	% stake	Entity	% stake
Ferrovial Inversiones, S.A.U.	100%	Ferrovial Venture VI, S.A.U.	100%
Ferrovial Emisiones, S.A.	100%	Ferrovial Ventures, S.A.U.	100%
Ferrovial Construccion, S.A.	100%	Ferrovial 008, S.L.U.	100%
Ferrovial Aeropuertos España, S.A.U.	100%	Ferrovial 009, S.L.U.	100%
Ferrovial MAD 01, S.A.	100%	Ferrovial 012, S.A.	100%
Ferrovial Infraestructuras Energéticas, S.A.U.	100%	Ferrovial 013, S.A.	100%
Cintra Infraestructuras España S.L.U.	100%	Ferrovial 014, S.A.	100%
Ferrofin S.L.	100%	Ferrovial 015, S.L.	100%
Ferrovial Corporación, S.A.U.	100%	Ferrovial 016, S.L.	100%
Temauri, S.L.U.	100%	Ferrovial 017, S.L.	100%
Krypton RE S.A.	100%	Ferrovial 011, S.A.	100%
Ferrovial Mobility S.L.U.	100%	Ferrocorp UK LTD.	100%
Landmille Ireland DAC	100%	Ferrovial Services Netherlands B.V.	100%
Ferrovial 004, S.L.U	100%	Thalia Waste Treatment B.V.	100%
Pilum, S.A.	94,1%		

Regarding additional existing branches within Ferrovial, corresponding to the legal entities of the group, it is worth mentioning the branches located in India, France, Portugal, Chile, Saudi Arabia, Colombia, Spain, Czech Republic, Slovakia, Latvia, United Kingdom, Peru, Oman, Puerto Rico, Bolivia, Dominican Republic, Brazil, Uruguay, Argentina, Greece, Tunisia, Italy.

Please refer to Appendix II and III of the Consolidated Financial Statements included in this Annual Report for all Ferrovial SE subsidiaries and associates.

INDEPENDENT AUDITOR'S REPORT

The report of the independent auditor is included on the next pages.

446_INTEGRATED ANNUAL REPORT 2024. **MANAGEMENT REPORT**

Independent auditor’s report To: the shareholders and board of directors of Ferrovial SE Report on the audit of the financial statements 2024 included in the integrated annual report Our opinion We have audited the accompanying financial statements for the year ended December 31, 2024 of Ferrovial SE (hereinafter: Ferrovial or the Company) based in Amsterdam, the Netherlands. The financial statements comprise the consolidated and separate financial statements. In our opinion: • The consolidated financial statements give a true and fair view of the financial position of Ferrovial as at December 31, 2024 and of its result and its cash flows for 2024 in accordance with International Financial Reporting Standards as adopted in the European Union (EU-IFRSs) and with Part 9 of Book 2 of the Dutch Civil Code • The company financial statements give a true and fair view of the financial position of Ferrovial as at December 31, 2024 and of its result for 2024 in accordance with Part 9 of Book 2 of the Dutch Civil Code The consolidated financial statements comprise: • The consolidated statement of financial position as at December 31, 2024 • The following statements for the year ended December 31, 2024: the consolidated income statement, the consolidated statements of comprehensive income and changes in equity and the consolidated cash flow statement • The notes comprising material accounting policy information and other explanatory information The separate financial statements comprise: • The company balance sheet as at December 31, 2024 • The company income statement for the year ended December 31, 2024 • The notes comprising a summary of the accounting policies and other explanatory information Basis for our opinion We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report. We are independent of Ferrovial in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the EY Accountants B.V. Boompjes 258 3011 XZ Rotterdam, Netherlands Postbus 2295 3000 CG Rotterdam, Netherlands Tel: +31 88 407 10 00 Fax: +31 88 407 89 70 ey.com EY Accountants B.V. is a private limited liability company with registered office and principal place of business at Boompjes 258, 3011 XZ Rotterdam, the Netherlands and registered with the Chamber of Commerce number 92704093. Our services are subject to general terms and conditions, which inter alia contain a limitation of liability clause and a choice of forum.

Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics for professional accountants). We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Information in support of our opinion We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion and any findings were addressed in this context, and we do not provide a separate opinion or conclusion on these matters. Our understanding of the business Ferrovial, including its legal predecessors, has been active internationally for over forty years and operates across seven core geographic markets. Ferrovial operates as a multinational infrastructure group with operations in a range of sectors including construction, toll roads and airports. We paid specific attention in our audit to a number of areas driven by the operations of the group and our risk assessment. We determined materiality and identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error in order to design audit procedures responsive to those risks and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Materiality Materiality EUR 84 million (2023: EUR 81 million) Benchmark applied Approximately 1% of revenue for the year ended December 31, 2024 Explanation We have applied this benchmark based on our professional judgment and our perception of the financial information needs of users of the financial statements. Earnings based measures are not considered to be appropriate benchmarks, given their volatility over the past years. We believe revenue to be a key indicator of the performance of the Company and common in the industry. We determined materiality consistent with the previous year. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons. We agreed with the audit and control committee of the board of directors (hereinafter: the audit and control committee) that misstatements in excess of EUR 4 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds. Scope of the group audit Ferrovial is at the head of a group of entities. The financial information of this group is included in the financial statements. Page 2 448_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

We are responsible for planning and performing the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the financial statements. We are also responsible for the direction, supervision, review and evaluation of the audit work performed for purposes of the group audit. We bear the full responsibility for the auditor’s report. Based on our understanding of the group and its environment, the applicable financial framework and the group’s system of internal control, we identified and assessed risks of material misstatement of the financial statements and the significant accounts and disclosures. Based on this risk assessment, we determined the nature, timing and extent of audit work performed, including the entities or business units within the group (components) at which to perform audit work. For this determination we considered the nature of the relevant events and conditions underlying the identified risks of material misstatements for the financial statements, the association of these risks to components and the materiality or financial size of the components relative to the group. We communicated the audit work to be performed and identified risks through instructions for component auditors as well as requesting component auditors to communicate matters related to the financial information of the component that is relevant to identifying and assessing risks. We have: • performed the audit procedures ourselves for specific areas such as valuation of goodwill, valuation of derivatives, impairment of intangible assets related to concession agreements, acquisition and disposal of investments • selected 51 components to perform audit work for group reporting purposes because we identified a significant risk of material misstatement for one or more account balances and/or disclosures, and we selected 5 components to perform specific audit work addressing risks of fraud and corruption; and • performed specified audit procedures for 33 components ourselves. This resulted in a coverage of 93% of the profit/(loss) before tax from continuing operations (that includes the result of the sale and revaluation of the company’s investment in FGP Topco, the direct shareholder of Heathrow Airports Holdings Limited ((HAH)), 98% of revenue and 92% of total assets. For other components, we performed analytical procedures to corroborate that our risk assessment and scoping remained appropriate throughout the audit. We performed site visits to meet with local management and component teams, observe the component operations, discuss the group risk assessment and the risks of material misstatements for group companies in the US, Canada, Spain, Poland and Türkiye. We reviewed and evaluated the adequacy of the deliverables from component auditors and reviewed key working papers for selected components to address the risks of material misstatement. We held planning meetings, key meetings required based on circumstances and we attended meetings with local management and component teams. During these meetings and calls, amongst others, the planning, procedures performed based on risk assessments, findings and observations were discussed and any further work deemed necessary by the primary or component team was then performed. Page 3 449_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

By performing the audit work mentioned above at the entities or business units within the group, together with additional work at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion on the financial statements. Teaming and use of specialists We ensured that the audit teams both at group and at component levels included the appropriate skills and competences which are needed for the audit of a listed client in the construction business together with the long-term infrastructure concessions. We included specialists in the areas of IT audit, forensics, remuneration and income tax and have made use of our own experts in the areas of valuations of derivatives and concessions. Our focus on climate-related risks and the energy transition Climate change and the energy transition are high on the public agenda. Issues such as CO2 reduction impact financial reporting, as these issues entail risks for the business operation, the valuation of assets and provisions or the sustainability of the business model and access to financial markets of companies with a larger CO2 footprint. The board of directors summarized Ferrovial’s commitments and obligations and reported in the section Statement of Consolidated Non-Financial and Sustainability Information of the management report how the Company is addressing climate-related and environmental impacts, risks and opportunities. As part of our audit of the financial statements, we evaluated the extent to which climate-related risks and the effects of the energy transition and the Company’s commitments and (constructive) obligations, are taken into account in estimates and significant assumptions. Furthermore, we read the management report and considered whether there is any material inconsistency between the non- financial information in section Statement of Consolidated Non-Financial and Sustainability Information and the financial statements. The climate-related risks are especially captured in the Company’s estimated future traffic volumes. We refer to our key audit matter ‘Recoverability of investments in infrastructure projects (Intangible asset model) operated under concession arrangements and related goodwill’ for which future traffic volumes are considered significant assumptions. Our focus on fraud and non-compliance with laws and regulations Our responsibility Although we are not responsible for preventing fraud or non-compliance and we cannot be expected to detect non-compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Our audit response related to fraud risks We identified and assessed the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of the Company and its environment and the components of the system of internal control, including the risk assessment process and the board of directors’ process for responding to the risks of fraud and monitoring the system of internal control, as well as the outcomes. Page 4 450_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

We refer to the Risk Report of the management report for the board of directors’ risk assessment after consideration of potential fraud risks. We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as the corporate code of ethics and the ethics channel (whistle blower procedures and incident registration). We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness, of internal controls designed to mitigate fraud risks. As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption with direct involvement of our forensic specialists. We also involved our forensic specialists to perform constant monitoring and assessment of any adverse media relating to Ferrovial. We evaluated whether these factors indicate that a risk of material misstatement due to fraud is present. We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance. We addressed the risks related to management override of controls, as this risk is present in all organizations. For these risks we have performed procedures among other things to evaluate key accounting estimates for management bias that may represent a risk of material misstatement due to fraud, in particular relating to important judgment areas and significant accounting estimates as disclosed in the Section 1.3.4 of the basis of preparation and consolidation scope of the financial statements. We have also used data analysis to identify and address high-risk journal entries and evaluated the business rationale (or the lack thereof) of significant extraordinary transactions, including those with related parties. When identifying and assessing fraud risks we presumed that there are risks of fraud in the recognition of revenue from long-term construction contracts as well as in other revenue streams. We designed and performed our audit procedures relating to revenue recognition responsive to this presumed fraud risk. We refer to our Key Audit Matters section below for further information, as to our audit procedures relating to the recognition of revenue from long-term construction contracts. We considered available information and made enquiries of relevant executives, internal audit, legal, compliance, human resources and the board of directors. The fraud risks we identified, enquiries and other available information did not lead to specific indications for fraud or suspected fraud potentially materially impacting the view of the financial statements. Our audit response related to risks of non-compliance with laws and regulations We performed appropriate audit procedures regarding compliance with the provisions of those laws and regulations that have a direct effect on the determination of material amounts and disclosures in the financial statements. Furthermore, we assessed factors related to the risks of non-compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the board of directors, reading minutes, inspection of Ferrovial internal audit reports and performing substantive tests of details of classes of transactions, account balances or disclosures. Page 5 451_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

We also inspected lawyers’ letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. Finally, we obtained written representations that all known instances of non-compliance with laws and regulations have been disclosed to us. Our audit response related to going concern As disclosed in section1.2. Going concern evaluation of the Notes to the consolidated financial statements, the financial statements have been prepared on a going concern basis. When preparing the financial statements, the board of directors made a specific assessment of the Company’s ability to continue as a going concern and to continue its operations for the next twelve months. We discussed and evaluated the specific assessment with the board of directors exercising professional judgment and maintaining professional skepticism. We considered whether the board of directors’ going concern assessment, based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, contains all relevant events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Based on our procedures performed, we did not identify material uncertainties about going concern. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern. Our key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the audit and control committee. The key audit matters are not a comprehensive reflection of all matters discussed. In comparison with previous year, the nature of our key audit matters did not change. Recognition of revenue from long-term construction contracts Risk As more fully described in notes 1.3.3.4, 1.3.4, and 4.4 to the consolidated financial statements, the Company enters into long-term construction contracts with customers where revenue is recognized over time in accordance with either the output or input method. For the fiscal year ended December 31, 2024, the Company recognized revenue from long-term construction contracts for EUR 7,091 million. Revenue recognition for contracts accounted for under the output method requires judgements in measuring the work carried out based on the surveyed performance units completed to date. Contracts accounted for under the input method require estimating the total forecasted cost to complete. For both methods, management estimates, when applicable, the total amount of revenue to be recognized including variable considerations, modifications or claims. Page 6 452_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Recognition of revenue from long-term construction contracts Risk To calculate the revenue from variable considerations, management estimates the amount of incurred costs that will give rise to these additional sources of, or reductions to, revenue. The Company recognizes revenue from variable considerations, modifications and/or claims, based on customer approval and/or other legal basis and the estimated cost to complete to the extent that it is highly unlikely that a significant reversal of revenue will occur. When the estimated costs to complete the project exceed the transaction price, the Company recognizes a provision for the indicated loss. Auditing management’s measurement of revenue recognized over time on long-term construction contracts is especially challenging because it involves subjective management assumptions regarding the judgements in measuring the work carried out based on the surveyed performance units completed to date, the estimated total costs forecast to complete the work that could span several years and the amount of incurred costs that would give rise to additional sources of revenue. These assumptions could be impacted by future market and economic conditions. Moreover, we presumed that there are risks of fraud in the recognition of revenue from long- term construction contracts. Our audit approach We obtained an understanding of the policies and procedures that the Company applies in recognizing revenues from long-term construction contracts using the output or input method, as appropriate, and the underlying assumptions and estimates. Our audit procedures also included, among others, evaluating the application of the Company’s revenue recognition method in accordance with IFRS 15 “Revenue from Contracts with Customers”, performing analytical procedures and test of details on a sample of contracts to assess the relevant contractual clauses, and comparing the inputs to the Company’s historical data or experience for similar contracts, to assess the reasonableness of management’s assumptions and estimates. We further assessed the reasonableness of management’s judgement on measuring the work carried out based on the surveyed performance units completed to date and the estimations on total forecasted costs to complete the work through meetings with management, as well as comparative analysis of deviations between originally planned costs and actual costs, the deviations' impact on the estimated project margins, and certifications received by the customer, as applicable. We performed a comparative analysis of budgeted versus actual revenues recognized during the year, and look-back analyses to historical actual costs to assess management’s ability to estimate. For variable consideration, we assessed the estimated amount of incurred costs that will give rise to additional sources of revenue by comparing actual construction Page 7 453_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Recognition of revenue from long-term construction contracts For contract modifications, we assessed the evidence of the underlying technical report approvals and the status of the negotiation with the customers. For the amounts recognized in claims, we assessed the reasonableness of management’s judgement in recognizing such items as revenues by inspecting supporting technical reports and legal confirmations. Key observations We concluded that the assumptions relating to the recognition of revenue from long- term construction contracts fall within acceptable ranges and we agree with the management’s conclusions. Recoverability of investments in infrastructure projects (Intangible asset model) operated under concession arrangements and related goodwill Risk As more fully described in notes 1.3.3.2, 1.3.4, 3.1 and 3.3 to the consolidated financial statements, concession arrangements that fall in scope of IFRIC 12, for which the consideration received consists of the right to charge fees based on the degree of use of the public service are classified as fixed assets in infrastructure projects (Intangible assets model). Upon acquisition of the infrastructure investment, the Company recognizes goodwill for consideration paid in excess of the fair value of the net assets acquired. At December 31, 2024, the Company recorded EUR 6.782 million of fixed assets in infrastructure projects (Intangible assets model) and EUR 303 million of goodwill for the I-66 toll road project and the Dalaman airport project. Management assesses, at least at each reporting date, whether there is an indication that the investment in infrastructure projects may be impaired. In addition, related goodwill is tested for impairment at least annually. The related impairment tests are based on a discounted cash flow model, which involves management assumptions related to future traffic volumes, prices applied to customers, future operating expenses and the discount rate. Auditing management’s estimates of recoverability investments in infrastructure projects operated under concession arrangements and related goodwill for I- 66 and Dalaman is complex due to significance of the amounts involved and required subjective auditor’s judgement due to the significant management’s judgement required in estimating the future traffic volumes, prices applied to customers, future operating expenses and discount rate management assumptions. Changes in the assumptions used could materially affect the recoverability of such assets. Page 8 454_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Our audit approach We obtained an understanding of the policies and procedures related to the recoverability of investments in infrastructure projects and related goodwill and evaluated the application of the Company’s accounting policies related to estimations for recoverability of assets in accordance with IAS 36 “Impairment of assets”. The procedures designed to address the matter in our audit included, among others, understanding the terms and conditions of concession arrangements. We determined the arithmetical accuracy of the discounted cash flow models. We assessed the reasonableness of the future traffic volumes, prices applied to customers, future operating expenses by comparing those assumptions to recent historical performance, current economic and industry trends, and financial forecasts. We further evaluated the consistency of the future traffic volumes, prices applied to customers, and future operating expenses by comparing past forecasts to subsequent actual activity. We involved a specialist to assist in evaluating the discount rates by developing a range of discount rates, which we compared to the those used by the Company. Key observations We concluded that the assumptions relating to recoverability of investments in infrastructure projects operated under concession arrangements fall within acceptable ranges and we agree with the management’s conclusions. Report on other information included in the integrated annual report The integrated annual report contains other information in addition to the financial statements and our auditor’s report thereon. Based on the following procedures performed, we conclude that the other information: • Is consistent with the financial statements and does not contain material misstatements • Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report (excluding the sustainability statement) and the other information as required by Part 9 of Book 2 of the Dutch Civil Code and as required by Sections 2:135b and 2:145 sub-section 2 of the Dutch Civil Code for the remuneration report. We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 and Section 2:135b sub-Section 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements. The board of directors is responsible for the preparation of the other information, including the management report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information required by Part 9 of Book 2 of the Dutch Civil Code. The board of directors is responsible for ensuring that the remuneration report is drawn up and published in accordance with Sections 2:135b and 2:145 sub-section 2 of the Dutch Civil Code. Page 9 455_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Report on other legal and regulatory requirements and ESEF Engagement Ernst & Young, S.L. was engaged by the ordinary general shareholders’ meeting held on April 17, 2020 as auditor of Ferrovial S.A., as of the audit for the year 2020. EY Accountants B.V. (formerly) Ernst & Young Accountants LLP has been appointed by the general meeting as per approved resolution on April 13, 2023 of the cross-border merger into Ferrovial SE as of June 16, 2023. No prohibited non-audit services We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. European Single Electronic Reporting Format (ESEF) Ferrovial has prepared the integrated annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF). In our opinion the integrated annual report prepared in the XHTML format, including the (partially) marked-up consolidated financial statements as included in the reporting package by Ferrovial, complies in all material respects with the RTS on ESEF. The board of directors is responsible for preparing the integrated annual report, including the financial statements, in accordance with the RTS on ESEF, whereby the board of directors combines the various components into a single reporting package. Our responsibility is to obtain reasonable assurance for our opinion whether the integrated annual report in this reporting package complies with the RTS on ESEF. We performed our examination in accordance with Dutch law, including Dutch Standard 3950N, ”Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument” (assurance engagements relating to compliance with criteria for digital reporting). Our examination included amongst others: • Obtaining an understanding of the Company’s financial reporting process, including the preparation of the reporting package • Identifying and assessing the risks that the integrated annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including: • Obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files, has been prepared in accordance with the technical specifications as included in the RTS on ESEF • Examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF. Page 10 456_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

Description of responsibilities regarding the financial statements Responsibilities of the board of directors for the financial statements The board of directors is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRSs and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the board of directors is responsible for such internal control as the board of directors determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. As part of the preparation of the financial statements, the board of directors is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting framework mentioned, the board of directors should prepare the financial statements using the going concern basis of accounting unless the board of directors either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so. The board of directors should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements. The Non-Executive Directors are responsible for overseeing the Ferrovial’s financial reporting process. The audit and control committee assists the board of directors in its decision-making in relation to the supervision of the integrity and quality of the Company’s financial reporting and the effectiveness of the Company’s internal control systems. Our responsibilities for the audit of the financial statements Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion. Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material misstatements, whether due to fraud or error during our audit. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. The Information in support of our opinion section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion. Our audit further included among others: • Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion • Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control • Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors • Evaluating the overall presentation, structure and content of the financial statements, including the disclosures Page 11 457_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

• Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation Communication We communicate with the audit and control committee and the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit and control committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report. We provide the audit and control committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the audit and control committee, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest. Amsterdam, February 27, 2025 EY Accountants B.V. Signed by J.J. Vernooij Page 12 458_INTEGRATED ANNUAL REPORT 2024. MANAGEMENT REPORT

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